Exhibit 99.1

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Annual and Special Meeting of Shareholders

to be held on July 27, 2017

in Vancouver, British Columbia

NOTICE OF ANNUAL AND SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

June 21, 2017

Your Vote is Important. Please Vote Your Shares Today.

If you have questions or require assistance with voting, you may contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

June 21, 2017

Dear Shareholders:

You are invited to attend an annual and special meeting (the “MDA Meeting”) of the holders (“MDA Shareholders”) of common shares (the “MDA Common Shares”) of MacDonald, Dettwiler and Associates Ltd. (“MDA”) to be held at the Fairmont Waterfront Hotel, MacKenzie Ballroom, 900 Canada Place Way, Vancouver, B.C., V6C 3L5 at 1:00 p.m. (Vancouver Time) on July 27, 2017.

The items of business for consideration at the MDA Meeting are outlined in the notice of annual and special meeting of MDA Shareholders and the accompanying management information circular (the “Management Information Circular”).

The Merger

The business of the MDA Meeting includes consideration of an ordinary resolution to approve the issuance of MDA Common Shares (the “MDA Common Share Issuance Resolution”) in connection with the Agreement and Plan of Merger dated as of February 24, 2017 (the “Merger Agreement”) by and among MDA, SSL MDA Holdings, Inc. (“Holdings”), a Delaware corporation and wholly owned subsidiary of MDA, Merlin Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Holdings, and DigitalGlobe, Inc. (“DigitalGlobe”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into DigitalGlobe (the “Merger”), with DigitalGlobe surviving the Merger as an indirect wholly owned subsidiary of MDA.

The Consideration

If the Merger is completed, holders of DigitalGlobe Common Stock, par value $0.001 per share (“DigitalGlobe Common Stock”) will receive for each share of DigitalGlobe Common Stock (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share, without interest and subject to any required withholding for taxes (together, the “Merger Consideration”), representing a per share value of US$17.50 based on the closing price per MDA Common Share of $73.40 on the Toronto Stock Exchange (the “TSX”) on February 16, 2017, the last full trading day prior to media reports that MDA and DigitalGlobe were in merger discussions (converted to U.S. dollars using a Canadian dollar-to-U.S. dollar exchange rate of 0.7612). Holders of DigitalGlobe Series A Convertible Preferred Stock, par value $0.001 per share (“DigitalGlobe Preferred Stock”) will receive the same Merger Consideration as if the holder thereof had converted such shares of DigitalGlobe Preferred Stock into DigitalGlobe Common Stock immediately prior to the closing of the Merger.

As of June 12, 2017, based on the estimated number of DigitalGlobe Common Stock expected to be outstanding at the closing of the Merger, MDA expects to issue approximately 21,466,584 MDA Common Shares in the Merger (including approximately 600,556 MDA Common Shares expected to be reserved for issuance, which will be issuable upon the vesting of certain DigitalGlobe restricted stock units following the effective time of the merger). As of June 12, 2017, based on the estimated number of MDA Common Shares that are expected to be outstanding at the closing of the Merger, MDA Shareholders will own approximately 62.9% of the combined company after completion of the Merger (assuming the issuance of the approximately 600,556 MDA Common Shares expected to be reserved for issuance in respect of certain DigitalGlobe restricted stock units).

The exchange ratio is fixed and will not be adjusted to reflect changes in the price of MDA Common Shares or DigitalGlobe Common Stock prior to the completion of the Merger. It is a condition to the completion of the Merger that the MDA Common Shares issued in connection with the Merger Agreement is authorized for listing on (a) the TSX and (b) the New York Stock Exchange or the Nasdaq Stock Market LLC. The TSX has conditionally approved the listing of the MDA Common Shares to be issued pursuant to the Merger, subject to approval of the MDA Common Share Issuance Resolution and filing certain documents following closing of the Merger.

Reasons for the Merger

In making its determination, the MDA Board considered a number of factors, including, but not limited to, the following:

•	MDA expects the combination of MDA’s and DigitalGlobe’s technology will provide vertical integration benefits, including lower costs, increased speed-to-market, and enhanced analytics capabilities;

•	MDA expects the acquisition of DigitalGlobe will expand MDA’s ability to penetrate its existing markets and open channels for growth in adjacent markets;

•	MDA expects the transaction to be accretive to MDA’s adjusted operating earnings per share in 2018;

•	MDA expects that the combined company will deliver meaningful revenue and cost synergies of C$75-150 million on a run-rate basis by 2019;

•	MDA expects that the acquisition will provide it with greater access to U.S. and Canadian government and international customers and strengthen the position of MDA in the United States; and

•	MDA expects that the scale, quality and investor value proposition of MDA and its listing on the NYSE or NASDAQ following completion of the Merger will attract additional investor interest.

Please refer to the Management Information Circular for a more detailed description of the Merger, including information about DigitalGlobe, the terms and conditions of the Merger Agreement, a more detailed description of MDA’s Reasons for the Merger, the opinions of MDA’s financial advisors, the MDA Common Share Issuance Resolution and the risk factors relating to the completion of the Merger. Please give the Management Information Circular your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

If the MDA Common Share Issuance Resolution is approved, MDA Shareholders will also be asked to vote on a resolution (the “DigitalGlobe Nominees Proposal”) to elect three additional directors to the board of directors of MDA effective as of the effective time of the Merger.

The business of the MDA Meeting also includes resolutions to elect the directors of MDA, appoint MDA’s auditors, approve MDA’s approach to executive compensation, approve the 2017 long-term incentive plan and approve an omnibus equity incentive plan (collectively, the “Annual Resolutions”). The 2017 long-term incentive plan and omnibus equity incentive plan are both designed to help attract and retain qualified and competent employees and align the interests of key personnel with those of MDA Shareholders.

The board of directors of MDA unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

Your vote is very important regardless of the number of MDA Common Shares that you own. Enclosed with this letter is the Notice of Annual and Special Meeting and Management Information Circular and a form of proxy or voting instruction form. If you are unable to attend the MDA Meeting in person please complete and deliver either the enclosed form of proxy or voting instruction form, as applicable, by mail or submit your vote via the internet, phone or fax, prior to 1:00 p.m. (Vancouver Time) on July 25, 2017, to ensure your representation at the MDA Meeting.

If you require assistance with voting your MDA Common Shares, please contact MDA’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

On behalf of MDA, I would like to thank all MDA Shareholders for their continuing support.

Yours truly,

(signed) “Howard L. Lance”

Howard L. Lance,

President and Chief Executive Officer

MacDonald, Dettwiler and Associates Ltd.

Voting Methods	Internet	Telephone or Fax	Mail

Registered Shareholders Shares held in own name	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.

Non Registered Shareholders Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	i

INFORMATION CONTAINED IN MANAGEMENT INFORMATION CIRCULAR	1

Cautionary Statement regarding Forward-Looking Statements	2

Non-IFRS Measures	4

Notice to U.S. Securityholders	5

Information Incorporated by Reference	6

Currency	8

Currency Exchange Rate Data	8

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MDA MEETING	9

SUMMARY	17

The MDA Meeting	17

The DigitalGlobe Meeting and Shareowner Approval	19

The Merger and the Merger Agreement	20

Merger Consideration	20

Information about the Companies	21

Recommendation of the MDA Board	22

MDA’s Reasons for the Merger	23

Opinions of MDA’s Financial Advisors	26

Financing for the Merger	27

Risk Factors	27

Accounting Treatment of the Merger	27

Listing of MDA Common Shares	28

Delisting and Deregistration of DigitalGlobe Common Stock	28

Regulatory Approvals Required for the Merger	28

Interests of MDA’s Directors and Executive Officers in the Merger and Other Matters	29

Litigation Relating to the Merger	29

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MDA	30

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF DIGITALGLOBE	32

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA	33

UNAUDITED COMPARATIVE PER SHARE DATA	35

GENERAL INFORMATION FOR THE MEETING	36

Date, Time and Place of the Meeting	36

MDA Record Date and MDA Shareholders Entitled to Vote	36

Quorum	36

Purpose of the Meeting	36

Business of the MDA Meeting	37

Required Vote	42

Voting by Directors and Executive Officers	43

Adjournment	43

Solicitation of Proxies	44

Appointment and Revocation of Proxies	45

Advice to Beneficial Holders of MDA Common Shares	46

Voting of Proxies	47

Voting Shares and Principal Holders	47

THE MERGER	47

Transaction Structure	47

Merger Consideration	48

Background of the Merger	49

Board of Directors of MDA after the Merger	59

MDA’s Reasons for the Merger	60

Opinions of MDA’s Financial Advisors	63

Listing of MDA Common Shares	76

Delisting and Deregistration of DigitalGlobe Common Stock	76

Interests of MDA’s Directors and Executive Officers in the Merger and Other Matters	77

The DigitalGlobe Meeting and Shareowner Approval	77

Accounting Treatment of the Merger	78

Financing for the Merger	78

Regulatory Approvals Required for the Merger	81

Dissent Rights	84

Litigation Relating to the Merger	84

THE MERGER AGREEMENT	86

The Merger	87

Effects of the Merger on the Governance of MDA, Holdings and the Surviving Corporation	87

Merger Consideration	88

Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards	89

Representations and Warranties	91

Material Adverse Effect	91

Covenants Regarding Conduct of Business by DigitalGlobe Pending the Merger	92

Covenants Regarding Conduct of Business by MDA, Holdings and Merger Sub Pending the Merger	96

No Solicitation	98

Board Recommendation	100

DigitalGlobe Financing Cooperation	102

Financing	104

MDA’s United States Access Strategy	104

Shareholder Meetings	104

Employee Benefits	105

Indemnification and Insurance	105

Regulatory Approvals	106

Other Covenants and Agreements	108

Conditions That Must Be Satisfied or Waived for the Merger to Occur	108

Termination of the Merger Agreement	111

Other Remedies	115

Modification, Amendment or Waiver	116

Governing Law	116

INFORMATION ABOUT THE COMPANIES	116

MacDonald, Dettwiler and Associates Ltd.	116

SSL MDA Holdings, Inc	117

Merlin Merger Sub, Inc.	117

DigitalGlobe, Inc.	117

RISK FACTORS	118

Risks Relating to the Merger	118

Risks Relating to MDA’s Business	127

Risks Relating to DigitalGlobe’s Business	127

EXPERTS	127

OTHER BUSINESS	128

ADDITIONAL INFORMATION	128

APPROVAL	128

APPENDIX A
GLOSSARY OF TERMS	A-1

APPENDIX B
OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	B-1

APPENDIX C
OPINION OF BMO NESBITT BURNS INC.	C-1

APPENDIX D
CONSENTS OF FINANCIAL ADVISORS	D-1

APPENDIX E
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	E-1

APPENDIX F
INFORMATION CONCERNING DIGITALGLOBE, INC.	F-1

APPENDIX G
INFORMATION CONCERNING MACDONALD, DETTWILER AND ASSOCIATES LTD.	G-1

ANNEX A
ANNUAL AND SPECIAL MATTERS	A-1

MACDONALD, DETTWILER AND ASSOCIATES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “MDA Meeting”) of the holders (“MDA Shareholders”) of common shares (the “MDA Common Shares”) of MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) will be held at the Fairmont Waterfront Hotel, MacKenzie Ballroom, 900 Canada Place Way, Vancouver, B.C., V6C 3L5 at 1:00 p.m. (Vancouver Time) on July 27, 2017 for the following purposes:

1.	to place before the MDA Meeting the consolidated financial statements of MDA for the fiscal year ended December 31, 2016, together with the auditors’ report thereon;

2.	to elect the board of directors of MDA for the ensuing year;

3.	to appoint the auditors of MDA for the ensuing year;

4.	to consider and pass a non-binding advisory resolution to accept MDA’s approach to executive compensation;

5.	to consider and pass an ordinary resolution approving the 2017 Long-term Incentive Plan of MDA, for the purpose of the issue of MDA Common Shares from treasury thereunder and the reservation of MDA Common Shares for issuance thereunder;

6.	to consider and pass an ordinary resolution approving the Omnibus Equity Incentive Plan of MDA, for the purpose of the issue of MDA Common Shares from treasury thereunder and the reservation of MDA Common Shares for issuance thereunder;

7.	to consider and pass with or without variation, an ordinary resolution (the “MDA Common Share Issuance Resolution”) authorizing and approving the issuance by MDA of such number of MDA Common Shares as is necessary pursuant to the terms of the Agreement and Plan of Merger dated as of February 24, 2017 (the “Merger Agreement”) by and among MDA, SSL MDA Holdings, Inc. (“Holdings”), a Delaware corporation and wholly owned subsidiary of MDA, Merlin Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Holdings, and DigitalGlobe, Inc. (“DigitalGlobe”);

8.	conditional upon the approval of the MDA Common Share Issuance Resolution, to elect to the board of directors of MDA each of the individuals named in the section entitled “General Information for the Meeting – Business of the MDA Meeting – DigitalGlobe Nominees Proposal” in the Management Information Circular (defined below), effective as of the Effective Time (as defined in the Management Information Circular) (the “DigitalGlobe Nominees Proposal”); and

9.	to transact such other business that may properly come before the MDA Meeting or any adjournment or postponement thereof.

Business items 2, 3, 4, 5 and 6 are collectively referred to as the “Annual Resolutions”.

This Notice of Meeting is accompanied by the management information circular dated June 21, 2017 (the “Management Information Circular”) and a form of proxy or a voting instruction form (as applicable). MDA Shareholders are referred to the Management Information Circular for more detailed information regarding the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and the Annual Resolutions.

The MDA Board has fixed June 21, 2017 as the record date for purposes of the entitlement to notice of and to vote at the MDA Meeting. MDA Shareholders of record at the close of business on June 21, 2017 are entitled to notice of the MDA Meeting and to vote thereat or at any adjournment or postponement thereof. Each MDA Common Share entitled to be voted at the MDA Meeting will entitle the holder thereof to one vote on all matters to come before the MDA Meeting. This Notice of Meeting and the accompanying Management Information Circular are available on MDA’s website at www.mdacorporation.com and on SEDAR at www.sedar.com.

The board of directors of MDA unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

If you are a registered holder of MDA Common Shares, in order to be valid and acted upon at the MDA Meeting, proxies must be received by MDA, c/o Computershare Investor Services Inc., the transfer agent of MDA, not later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or if the MDA Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the MDA Meeting is reconvened. Late proxies may be accepted or rejected by the chairman of the meeting at his or her discretion and the chairman of the meeting is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chairman of the meeting at his or her discretion without notice. Proxies may be returned by (a) mail in (i) the enclosed return envelope, or (ii) an envelope addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or (b) fax at 1-866-249-7775 (toll-free in North America) or at 1-416-263-9524 (collect outside of North America). Registered holders may also vote their MDA Common Shares using a touch-tone telephone by calling 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (collect outside of North America) or by the internet at www.investorvote.com.

If you are a beneficial (non-registered) holder of MDA Common Shares and receive these materials through a broker, bank, trust company or other intermediary or nominee, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by your broker, bank, trust company or other intermediary or nominee.

Your vote is very important, regardless of the number of MDA Common Shares that you own. Whether or not you expect to attend in person, you should vote your MDA Common Shares as promptly as possible so that your MDA Common Shares may be represented and voted at the MDA Meeting.

If you have any questions about the information contained in this Notice of Meeting and the accompanying Management Information Circular or require assistance in voting your MDA Common Shares, please contact MDA’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 21st day of June, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Robert L. Phillips”

Robert L. Phillips

Chair of the Board of Directors

MacDonald, Dettwiler and Associates Ltd.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular dated June 21, 2017 is furnished in connection with the solicitation by or on behalf of the MDA Board and management of MDA of proxies from MDA Shareholders for use at the MDA Meeting for the purposes set out in the accompanying Notice of Meeting. No person has been authorized to provide any information or make any representation in connection with the Merger or any other matters described herein other than those statements and representations contained in this Management Information Circular. Information in this Management Information Circular is given as of June 21, 2017 or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

If you have any questions about the information contained in this Management Information Circular or require assistance in voting your MDA Common Shares, please contact MDA’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

MDA has supplied all information contained in or incorporated by reference into this Management Information Circular relating to MDA and its subsidiaries, and DigitalGlobe has supplied all information contained in or incorporated by reference into this Management Information Circular relating to DigitalGlobe. With respect to information relating to DigitalGlobe and its subsidiaries, the MDA Board has relied exclusively upon DigitalGlobe, without independent verification by MDA. Although MDA does not have any knowledge that would indicate that such information is untrue or incomplete, neither MDA nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of DigitalGlobe’s financial statements, or for the failure by DigitalGlobe to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding DigitalGlobe, please refer to DigitalGlobe’s filings with the SEC which may be viewed at www.sec.gov. Except as otherwise expressly indicated herein, the information contained in, or that can be accessed through, the SEC’s website is not intended to be incorporated into this Management Information Circular.

Descriptions in this Management Information Circular of the terms of the Merger Agreement are summaries of the terms of such document and are qualified in their entirety by the full text of the Merger Agreement. MDA Shareholders should refer to the full text of the Merger Agreement for complete details thereof. The full text of the Merger Agreement may be viewed under MDA’s profile on SEDAR at www.sedar.com or DigitalGlobe’s profile on EDGAR at www.sec.gov and is incorporated by reference into this Management Information Circular.

This Management Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

MDA Shareholders should not construe the contents of this Management Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters which pertain to their individual circumstances.

Capitalized terms used in this Management Information Circular and not otherwise defined herein have the meanings set forth in the Glossary of Terms attached to this Management Information Circular as Appendix A.

Cautionary Statement regarding Forward-Looking Statements

This Management Information Circular and the other documents incorporated by reference into this Management Information Circular contain or may contain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

•	the Merger and the expected timing and satisfaction of conditions precedent to the closing of the Merger, including among others, shareholder approvals of both MDA and DigitalGlobe, regulatory and governmental approvals and other customary closing conditions;

•	the expectation that MDA will finance the Cash Consideration and the Merger-related expenses through the incurrence of debt as contemplated in the Debt Commitment Letter entered into by MDA in connection with the execution of the Merger Agreement;

•	the impact of the Merger on MDA’s earnings, credit rating, estimated enterprise value and growth rate;

•	the expectation that MDA will become an SEC registrant and have MDA Common Shares listed on the NYSE or NASDAQ in connection with the Merger;

•	the expected strategic and integration opportunities and other synergies from the Merger and the expected financial and other benefits therefrom;

•	the future composition of MDA’s management team and directors and those of its subsidiaries;

•	the future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends;

•	the expectation that MDA and its subsidiaries will remain compliant with debt covenants and other contractual obligations; and

•	the expected timeline for MDA to fully implement its plan to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019 and the expected benefits therefrom.

Forward-looking statements in this Management Information Circular are based on certain key expectations and assumptions made by MDA and DigitalGlobe. Although the management of each of MDA and DigitalGlobe believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA and DigitalGlobe can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this Management Information Circular. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors”, which are incorporated herein by reference. Some of the key risks and uncertainties include statements related to:

•	changes in government priorities, mandates, policies, funding levels, contracts, laws and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of MDA’s or DigitalGlobe’s contracts, or decisions by customers not to exercise renewal options;

•	growth in the businesses of MDA’s and DigitalGlobe’s customers and the ability of MDA’s or DigitalGlobe’s customers to develop new services;

•	inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience;

•	decrease in demand for MDA’s or DigitalGlobe’s products and services;

•	failure to maintain technological advances and offer new products to retain customers and market position;

•	reliance on a limited number of vendors to provide certain key products or services;

•	breach of MDA’s or DigitalGlobe’s system security measures or loss of Holdings’, a subsidiary of Holdings’ or DigitalGlobe’s secure facility clearance and accreditation;

•	the loss or damage to MDA’s or DigitalGlobe’s satellites and/or partial or complete satellite failure;

•	delays in the construction and launch of any of MDA’s or DigitalGlobe’s customers’ satellites;

•	the achievement of performance criteria and continued performance of MDA’s or DigitalGlobe’s customers’ satellites;

•	potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to MDA’s or DigitalGlobe’s reputation;

•	detrimental reliance on third parties for data;

•	increased competition that may reduce MDA’s or DigitalGlobe’s market share or cause MDA or DigitalGlobe to lower its prices;

•	changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions;

•	general business and economic conditions in Canada, the U.S. and other countries in which MDA or DigitalGlobe conduct business;

•	MDA’s or DigitalGlobe’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce and the potential for work stoppages;

•	failure to obtain or maintain required regulatory approvals and licenses;

•	failure to comply with environmental regulations;

•	changes in U.S., Canadian or foreign law or regulation that may limit MDA’s or DigitalGlobe’s ability to distribute products and services;

•	changes in U.S., Canadian or foreign tax laws;

•	failure of third party subcontractors to complete contracts;

•	changes in estimates of total revenues and costs on contracts;

•	quality issues and failure of systems to meet performance requirements;

•	failure of MDA or DigitalGlobe to manage contracts, indemnities and related risks;

•	dependence on electronic systems and data and system security threats;

•	potential infringement of the intellectual property rights of others and inadequate protection of MDA’s or DigitalGlobe’s intellectual property rights;

•	insufficient insurance against material claims or losses; and

•	exposure to fines and/or legal sanctions under any laws.

Additionally, there are also key risks and uncertainties that are inherent in the nature of the Merger, including:

•	fluctuation in value of the Merger Consideration;

•	the impact of the announcement and pendency of the Merger on MDA’s and DigitalGlobe’s businesses, results of operations, and financial conditions;

•	the risks related to MDA and DigitalGlobe being restricted in their business activities while the Merger Agreement is in effect;

•	risks regarding the integration of the two companies and that not all anticipated synergies or cost savings will be fully realized;

•	success in retaining the services of executives, key personnel and other employees that MDA needs to realize all of the anticipated benefits of the Merger; and

•	failure to obtain required shareholder, regulatory, stock exchange and other third party approvals in a timely manner or on conditions acceptable to the parties or the failure to satisfy other customary closing conditions or the failure of the Merger to be completed for any other reason (or to be completed in a timely manner).

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to MDA or that MDA currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Management Information Circular. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Management Information Circular.

The forward-looking statements contained in this Management Information Circular are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this Management Information Circular or other specified date and speak only as of such date. Each of MDA and DigitalGlobe disclaims any intention or obligation to update or revise any forward-looking statements in this Management Information Circular as a result of new information or future events, except as may be required under applicable securities law.

Non-IFRS Measures

This Management Information Circular and the documents incorporated herein by reference contain references to certain non-IFRS financial measures as supplemental indicators of MDA’s financial and operating performance. These non-IFRS financial measures include adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA. MDA believes these supplementary financial measures reflect MDA’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

MDA defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains and losses. The use of the term “non-operational income and expenses” is defined by MDA as those items or income and expenses that do not impact operating decisions taken by MDA’s management and is based upon the way MDA’s management evaluates the performance of MDA’s business for use in MDA’s internal management reports. For the pro forma financial results, adjusted operating earnings also excludes the impact of specified items from DigitalGlobe’s net earnings including stock-based compensation expense, certain restructuring and re-engineering costs (classified as enterprise improvement costs in the tables below), joint venture losses, acquisition costs and loss from extinguishment of debt. Income tax expense on adjusted operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability such as non-deductible expenses and the recognition of deferred tax assets. Adjusted operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. MDA believes that the disclosure of adjusted operating earnings and adjusted operating earnings per share allows investors to evaluate the operational and financial performance of MDA’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of MDA’s performance or expected performance of recurring operations.

MDA defines adjusted operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of adjusted operating earnings. Adjusted operating EBITDA is presented on a basis consistent with MDA’s internal management reports. MDA discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. MDA also discloses segment operating EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted operating EBITDA.

Adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. MDA cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Notice to U.S. Securityholders

MDA is currently a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act. As a “foreign private issuer,” MDA is exempt from rules under the U.S. Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the U.S. Exchange Act. Accordingly, the solicitation contemplated herein is being made to MDA Shareholders resident in the U.S. only in accordance with applicable Canadian corporate and securities laws, and this Management Information Circular has been prepared in accordance with the disclosure requirements of applicable Canadian corporate and securities laws. MDA Shareholders resident in the U.S. should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. securities laws. The financial statements of MDA incorporated by reference herein and the financial statements of DigitalGlobe attached as Schedule A to “Appendix F – Information Concerning DigitalGlobe, Inc.” have been prepared in accordance with IFRS and U.S. GAAP, respectively.

In connection with the Merger, MDA and DigitalGlobe have filed relevant materials with the SEC, including a proxy statement/prospectus, which constitutes a proxy statement of DigitalGlobe under Section 14(a) of the Exchange Act and a prospectus of MDA under Section 5 of the U.S. Securities Act of 1933, as amended (the “Proxy Statement/Prospectus”), and which forms part of a registration statement on Form F-4 (File No. 333-217512) (the “Registration Statement”) filed with the SEC by MDA. The Proxy Statement/Prospectus will be the sole means pursuant to which MDA will offer any securities to securityholders of DigitalGlobe in connection with the Merger. The securities being registered may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

MDA is a corporation organized under the laws of the province of British Columbia. A substantial portion of MDA’s assets are located outside the U.S., and many of MDA’s directors and officers and some of the experts named in this Management Information Circular or documents incorporated by reference herein are residents of jurisdictions outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon MDA and those directors, officers and experts, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon any civil liability of MDA and such directors, officers and experts under U.S. federal securities laws. There is uncertainty as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

Information Incorporated by Reference

The following documents, filed with the securities commissions or similar regulatory authorities in Canada and/or with the SEC, are specifically incorporated by reference in, and form an integral part of, this Management Information Circular, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Management Information Circular or in any other subsequently filed document that is also incorporated by reference in this Management Information Circular:

1.	annual information form of MDA dated March 29, 2017 for the year ended December 31, 2016;

2.	audited consolidated financial statements of MDA and accompanying notes for the years ended December 31, 2016 and 2015 and the auditors’ report thereon;

3.	management’s discussion and analysis of financial condition and results of operations of MDA for the year ended December 31, 2016;

4.	unaudited condensed consolidated interim financial statements of MDA for the three months ended March 31, 2017;

5.	management’s discussion and analysis of financial condition and results of operations of MDA for the three months ended March 31, 2017;

6.	material change report of MDA filed on March 2, 2017 announcing the entering into of the Merger Agreement;

7.	agreement and plan of merger, dated as of February 24, 2017, by and among DigitalGlobe, MDA, Holdings and Merger Sub;

8.	the following sections of the annual report on Form 10-K of DigitalGlobe for the fiscal year ended December 31, 2016:

(a)	Part I. Item 1A. Risk Factors (pages 13 to 25);

(b)	Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 30 to 45);

(c)	Part II. Item 7A. Quantitative and Qualitative Disclosures About Market Risk (page 46); and

(d)	Part II. Item 9A. Controls and Procedures (pages 78);

9.	the following sections of the definitive proxy statement on Form DEF 14A of DigitalGlobe dated May 1, 2017 (the “Proxy Statement”):

(a)	Proposal 1 – Election of Directors (page 3);

(b)	Corporate Governance (pages 7 to 18);

(c)	Audit Related Matters (pages 19 to 20);

(d)	Compensation Discussion and Analysis (pages 21 to 34)

(e)	Compensation Tables (pages 35 to 38); and

(f)	2016 Director Compensation (pages 40 to 41);

10.	the following sections of the quarterly report on Form 10-Q of DigitalGlobe for the quarter ended March 31, 2017:

(a)	Part I. Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations (pages 16 to 25);

(b)	Part I. Item 3. Quantitative and Qualitative Disclosures about Market Risk (page 25);

(c)	Part I. Item 4. Controls and Procedures (page 25-26); and

(d)	Part II. Other Information (page 27);

11.	current reports on Form 8-K of DigitalGlobe filed January 23, 2017, February 24, 2017 and May 2, 2017 (other than the portions of such documents not deemed to be filed).

Any documents of the type referred to above, any audited annual consolidated financial statements, unaudited interim consolidated financial statements and related management’s discussion and analysis of financial conditions and results of operations, any material change reports (except confidential material change reports) and business acquisition reports filed by MDA with the various securities commissions or similar authorities in Canada, and any equivalent filings made by DigitalGlobe with the SEC, which will subsequently be filed by MDA on SEDAR, after the date of this Management Information Circular and prior to the Effective Time, shall be deemed to be incorporated by reference into this Management Information Circular.

The foregoing documents may be viewed on SEDAR at www.sedar.com and are also available on request without charge from MDA’s Corporate Secretary by sending a written request to 200 Burrard Street, Suite 1570, Vancouver, British Columbia, Canada V6C 3L6.

Currency

All references in this Management Information Circular to dollars or “$” or “C$” are to Canadian dollars, unless otherwise indicated. All references in this Management Information Circular to “US$” are to U.S. dollars.

Currency Exchange Rate Data

The following table shows, for the periods and dates indicated, certain information regarding the Canadian dollar-to-U.S. dollar exchange rate. The information is based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate. Such exchange rate on June 21, 2017 was C$1.3310 = US$1.00.

	Period End	Average(1)	Low	High
Year ended December 31, (C$ per US$)
2016	1.3427	1.3248	1.2544	1.4589
2015	1.3840	1.2787	1.1728	1.3990
2014	1.1601	1.1045	1.0614	1.1643
2013	1.0636	1.0299	0.9839	1.0697
2012	0.9949	0.9996	0.9710	1.0418

	Low	High
Month ended, (C$ per US$)
June 2017(2)	1.3209	1.3504
May 2017	1.3446	1.3743
April 2017	1.3275	1.3662
March 2017	1.3339	1.3535
February 2017	1.3033	1.3297
January 2017	1.3078	1.3458
December 2016	1.3135	1.3598
November 2016	1.3382	1.3588

(1)	The average of the daily exchange rates during the relevant period.
(2)	Through June 21, 2017.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MDA MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger and matters to be addressed at the MDA Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Merger, you should carefully read this entire Management Information Circular, including the attached appendices, as well as the documents that have been incorporated by reference into this Management Information Circular. For more information, see the section entitled “Information Contained in Management Information Circular”.

Q:	Why am I receiving this Notice of Annual and Special Meeting and Management Information Circular?

You are receiving this Notice of Annual and Special Meeting and Management Information Circular in connection with the MDA Meeting to be held on July 27, 2017 and the solicitation by or on behalf of the MDA Board and management of MDA of proxies of MDA Shareholders to vote for the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and the Annual Resolutions.

Q:	When and where will the MDA Meeting be held?

The MDA Meeting will be held at 1:00 p.m. (Vancouver Time) on July 27, 2017 at the Fairmont Waterfront Hotel, MacKenzie Ballroom, 900 Canada Place Way, Vancouver, B.C., V6C 3L5.

Q:	What is the Merger?

On February 24, 2017, MDA entered into the Merger Agreement with Holdings, Merger Sub and DigitalGlobe. The Merger Agreement provides for, among other things, the acquisition of DigitalGlobe by MDA by means of the Merger of Merger Sub with and into DigitalGlobe, pursuant to which DigitalGlobe will survive the Merger as an indirect wholly owned subsidiary of MDA.

Q:	Why am I being asked to approve the MDA Common Share Issuance Resolution?

The TSX requires an acquiring company listed on the TSX to obtain shareholder approval if the number of shares to be issued as purchase price consideration for an acquisition exceeds 25% of its outstanding shares. The MDA Common Shares to be issued by MDA, or reserved for issuance by MDA, to current DigitalGlobe securityholders pursuant to the Merger Agreement represents approximately 58.9% of MDA’s currently outstanding MDA Common Shares on a non-diluted basis as of June 12, 2017. If approval of the MDA Common Share Issuance Resolution by the MDA Shareholders is not obtained, MDA will not be able to complete the Merger.

Q:	Who is DigitalGlobe?

DigitalGlobe is a Delaware corporation. DigitalGlobe is a leading global provider of high-resolution Earth imagery, data, services and analytics. Sourced from its own advanced satellite constellation and third-party providers, its imagery solutions and other services provide customers with accurate and mission-critical information about the changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in its recently expanded services business. Each day users depend on DigitalGlobe to better understand the changing planet in order to save lives, resources and time. DigitalGlobe is a public company trading on the NYSE under the ticker symbol “DGI.”

Q:	Does the MDA Board recommend that I vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions?

Yes. The MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

Q:	How will MDA’s directors and executive officers vote?

It is expected that MDA directors and executive officers who are MDA Shareholders will vote FOR the MDA Common Share Issuance Resolution, although none of them has entered into any agreement requiring them to do so, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

As of the MDA Record Date for the MDA Meeting, MDA directors and executive officers had the right to vote approximately 68,173 MDA Common Shares, representing approximately 0.2% of the MDA Common Shares then outstanding and entitled to vote at the MDA Meeting.

Q:	What are MDA’s reasons for the Merger?

At its meeting held on February 23, 2017, after due consideration and consultation with MDA’s management and outside legal and financial advisors, the MDA Board unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized the issuance of MDA Common Shares pursuant to the Merger Agreement. In doing so, the MDA Board considered the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of MDA and DigitalGlobe.

A detailed description of the factors that the MDA Board considered is included in the section entitled “The Merger – MDA’s Reasons for the Merger”, some of which include:

•	MDA expects the combination of MDA’s and DigitalGlobe’s technology will provide vertical integration benefits, including lower costs, increased speed-to-market, and enhanced analytics capabilities;

•	MDA expects the acquisition of DigitalGlobe will expand MDA’s ability to penetrate its existing markets and open channels for growth in adjacent markets;

•	MDA expects the transaction to be accretive to MDA’s adjusted operating earnings per share in 2018;

•	MDA expects that the combined company will deliver meaningful revenue and cost synergies of C$75-150 million on a run-rate basis by 2019;

•	MDA expects cost synergies to include elimination of duplicative public company costs, procurement cost savings, efficiencies gained by leveraging the manufacturing capabilities of Space Systems/Loral, LLC, a wholly owned subsidiary of Holdings, for future Earth observation satellite constellations, and the operational benefits of increased scale;

•	MDA expects revenue synergies to include accelerating SSL’s penetration into U.S. government markets, international market expansion, cross-selling opportunities and the ability to target larger geospatial services contract awards;

•	the combination of MDA’s and DigitalGlobe’s respective businesses is expected to add revenue, product and customer diversity to MDA following completion of the Merger;

•	MDA expects that the combination of MDA and DigitalGlobe will provide increased scale to their services businesses which will allow the combined company to better serve larger customer programs and address more complex customer mission needs;

•	MDA expects that the acquisition will provide it with greater access to U.S. and Canadian government and international customers and strengthen the position of MDA in the United States; and

•	MDA expects that the scale, quality and investor value proposition of MDA and its listing on the NYSE or NASDAQ following completion of the Merger will attract additional investor interest.

After consideration of the various factors, the MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution.

Q:	What will DigitalGlobe Shareowners receive if the Merger is completed?

Under the terms of the Merger Agreement, if the Merger is completed, each share of DigitalGlobe Common Stock outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Common Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Common Stock owned by holders who properly exercise their appraisal rights under the DGCL) will automatically be cancelled and converted into the right to receive (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share, without interest and subject to any required withholding for taxes. The exchange ratio is fixed and will not be adjusted to reflect changes in the prices of DigitalGlobe Common Stock or MDA Common Shares prior to the completion of the Merger.

Each share of DigitalGlobe Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Preferred Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Preferred Stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration that the holder of such DigitalGlobe Preferred Stock would have been entitled to receive had such holder, immediately prior to the Effective Time, converted DigitalGlobe Preferred Stock into DigitalGlobe Common Stock in accordance with the DigitalGlobe Certificate of Designation.

Q:	How many MDA Common Shares will be issued pursuant to the Merger Agreement?

Based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding as of June 12, 2017, pursuant to the Merger Agreement, MDA would issue approximately 20,866,028 MDA Common Shares to DigitalGlobe securityholders at the Effective Time and would reserve for issuance approximately 600,556 MDA Common Shares, which will be issuable upon the vesting of the Converted RSUs following the Effective Time. The actual number of MDA Common Shares to be issued, and reserved for issuance, pursuant to the Merger Agreement will be determined immediately prior to the Effective Time based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding at such time.

Q:	Following the completion of the Merger, what percentage of the outstanding shares of MDA will MDA Shareholders own?

As of June 12, 2017, MDA expects that, immediately following completion of the Merger, current MDA Shareholders will hold approximately 62.9% of the then outstanding MDA Common Shares and former securityholders of DigitalGlobe will hold approximately 37.1% of the then outstanding MDA Common Shares (assuming the issuance of the 600,556 MDA Common Shares expected to be reserved for issuance in respect of the Converted RSUs).

Q:	Is the obligation of each of MDA and DigitalGlobe to complete the Merger subject to any conditions?

Yes. Completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, (a) the approval and adoption of the Merger Agreement by DigitalGlobe Shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class, and entitled to vote at the DigitalGlobe Meeting; (b) the approval of the MDA Common Share Issuance Resolution by a majority of the votes cast on such matter at the MDA Meeting; (c) expiration or termination of the applicable waiting period under the HSR Act; (d) receipt of an approval from CFIUS; (e) receipt of other Regulatory Approvals; (f) the absence of any law or action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal; (g) the SEC declaring effective the Registration Statement under the U.S. Securities Act of which the Proxy Statement/Prospectus is a part; (h) the conditional approval or authorization, as applicable, for listing on the TSX and either the NYSE or NASDAQ of the MDA Common Shares issuable in connection with the Merger; (i) receipt by each of MDA and DigitalGlobe of a tax opinion from an outside tax advisor or legal counsel regarding certain aspects of the transaction; (j) the accuracy of the representations and warranties contained in the Merger Agreement (subject to specified materiality qualifiers); (k) compliance with the covenants and agreements in the Merger Agreement in all material respects; and (l) no material adverse effect on either MDA or DigitalGlobe having occurred. The closing of the Merger is not subject to a financing condition. For a more detailed discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement – Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q:	Are there risks associated with the Merger?

Yes. Before making a decision on whether and how to vote, you are urged to carefully read the section entitled “Risk Factors.”

Q:	When will the Merger be completed?

MDA and DigitalGlobe are working to complete the Merger as quickly as possible. In addition to regulatory and shareholder/shareowner approvals, other important conditions to the completion of the Merger exist. Assuming the satisfaction of all necessary conditions, MDA expects to complete the Merger in the second half of 2017. The Merger Agreement contains an end date and time of 5:00 p.m. Eastern Time on December 7, 2017 for the completion of the Merger. For a discussion of the conditions to the completion of the Merger, see the sections entitled “The Merger – Regulatory Approvals Required for the Merger” and “The Merger Agreement – Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

Q:	What happens if the Merger is not completed?

If the Merger is not completed for any reason, DigitalGlobe Shareowners will not receive any consideration for their DigitalGlobe Common Stock and/or DigitalGlobe Preferred Stock, and MDA and DigitalGlobe will each remain public companies independent of one another with MDA Common Shares continuing to be traded on the TSX.

Q:	Who is entitled to vote at the MDA Meeting?

Only MDA Shareholders of record at the close of business on June 21, 2017, which is the MDA Record Date for the MDA Meeting, are entitled to notice of the MDA Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the MDA Record Date, 36,436,775 MDA Common Shares were issued and outstanding. Each issued and outstanding MDA Common Share on the MDA Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the MDA Meeting.

Q:	What is the quorum for the MDA Meeting?

At least two persons who are, or represent by proxy, MDA Shareholders holding, in the aggregate, at least 25% of the issued shares entitled to be voted at the MDA Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

Q:	What vote is required to approve each resolution?

Approval of the MDA Common Share Issuance Resolution and each of the Annual Resolutions (other than the Annual Director Nominees Proposal) requires the affirmative vote of a majority of the votes cast in respect of such resolution by holders of MDA Common Shares present in person or represented by proxy at the MDA Meeting. With respect to the DigitalGlobe Nominees Proposal and the Annual Director Nominees Proposal, under the BCA, directors are elected by a plurality of the votes cast at a meeting of MDA Shareholders; however, MDA does have a majority voting policy. For further information see the section entitled “General Information for the Meeting – Required Vote”.

The MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

Your vote is very important, regardless of the number of MDA Common Shares that you own. Whether or not you expect to attend in person, you should authorize a proxyholder to vote your MDA Common Shares as promptly as possible so that your MDA Common Shares may be represented and voted at the MDA Meeting.

Q:	How do I vote my MDA Common Shares?

MDA Shareholders whose MDA Common Shares are registered in their names may vote their MDA Common Shares in the following ways:

•	Telephone: using a touch-tone telephone by calling 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (collect outside of North America).

•	Internet: by the internet at www.investorvote.com.

•	Mail or Fax: by completing the enclosed form of proxy and signing, dating and returning the form of proxy using the enclosed return envelope or otherwise sending it to:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue,

Toronto, Ontario, M5J 2Y1

Attention: Proxy Department

Fax: 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (collect outside of North America).

•	In Person: attending the MDA Meeting and voting in person.

If your MDA Common Shares are not registered in your name, but are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), you should have received a package of materials from your nominee and you should follow the instructions therein. In addition, certain Beneficial MDA Shareholders may be contacted by MDA’s proxy solicitation agent, Laurel Hill Advisory Group, to conveniently vote directly over the telephone. Beneficial MDA Shareholders who wish to attend the MDA Meeting and indirectly vote their MDA Common Shares may only do so as proxyholder for the registered MDA Shareholder.

Q:	What is a proxy?

A proxy is your legal designation of another person, referred to as a “proxyholder,” to vote your MDA Common Shares. The document used to designate a proxyholder to vote your MDA Common Shares is called a “form of proxy”.

Q:	Can I appoint someone other than the person(s) designated by management of MDA to vote my MDA Common Shares?

Yes. An MDA Shareholder who wishes to appoint some other person (who is not required to be an MDA Shareholder) as his, her or its proxyholder at the MDA Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed thereon or by completing a proper proxy. Such MDA Shareholder should notify the nominee of his or her appointment and instruct the nominee on how the MDA Common Shares are to be voted.

Q:	If I am not going to attend the MDA Meeting, should I return my form of proxy or otherwise vote my MDA Common Shares?

Yes. Completing, signing, dating and returning the form of proxy by mail or fax, submitting a proxy by calling the toll-free number shown on the form of proxy or submitting a proxy by visiting the website shown on the form of proxy ensures that your shares will be represented and voted at the MDA Meeting, even if you otherwise do not attend.

Q:	Can I change or revoke my vote?

Yes. If you are a registered MDA Shareholder, you can change or revoke a previously delivered vote by:

•	voting again on the internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Computershare Investor Services Inc. in accordance with the instructions set out above no later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or, if the MDA Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the MDA Meeting is reconvened;

•	depositing a written statement with Computershare Investor Services Inc. (executed by you or a person authorized to sign on your behalf) in accordance with the instructions set out above no later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or, if the MDA Meeting is adjourned or postponed, no later than 24 hours (excluding weekends and statutory holidays in British Columbia) before the MDA Meeting is reconvened;

•	depositing a written statement with the scrutineers of the MDA Meeting, addressed to the chair of the MDA Meeting, prior to the commencement of the MDA Meeting on the day of the MDA Meeting, or if the meeting is adjourned postponed, prior to the commencement of the reconvened or postponed meeting on the day of such reconvened or postponed meeting; or

•	in any other manner permitted by law.

If your MDA Common Shares are owned by a corporation, your notice must be executed under corporate seal or by a duly authorized officer or attorney of the corporation.

If you are a Beneficial MDA Shareholder, contact your nominee for instructions on how to change or revoke your vote.

Q:	What do I need to do now in order to vote on the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and each of the Annual Resolutions?

You should carefully read and consider the information contained in this Management Information Circular. Registered MDA Shareholders should then complete, sign and date the enclosed form of proxy and return it by (a) mail in (i) the enclosed return envelope, or (ii) an envelope addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or (b) fax at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (collect outside of North America), so that your MDA Common Shares may be voted at the MDA Meeting. To vote by internet, please access www.investorvote.com and follow the online voting instructions. To vote using the telephone voting services, call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (collect outside of North America). If you are unable to attend the MDA Meeting in person please complete and deliver either (a) the enclosed form of proxy prior to 1:00 p.m. (Vancouver Time) on July 25, 2017, in the case of registered MDA Shareholders; or (b) the enclosed voting instruction form in accordance with the instructions provided by your nominee, in the case of MDA beneficial (non-registered) MDA Shareholders, to ensure your representation at the MDA Meeting.

If your MDA Common Shares are not registered in your name, but are held in the name of a nominee, you should follow the instructions provided by your nominee to ensure your vote is counted at the MDA Meeting.

Q:	Who can answer my questions?

If you have any questions about the information contained in this Management Information Circular or require assistance in completing your form of proxy or voting instruction form, please contact MDA’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

Q:	Where can I find more information about MDA, DigitalGlobe and the transactions contemplated by the Merger Agreement?

You can find out more information about MDA, DigitalGlobe and the transactions contemplated by the Merger Agreement by reading this Management Information Circular and from various sources described in the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information.”

SUMMARY

The following is a summary of certain information contained elsewhere in this Management Information Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Management Information Circular, including the appendices hereto and the documents incorporated by reference herein. It is recommended that MDA Shareholders read this Management Information Circular and consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the MDA Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary of Terms”.

The MDA Meeting

Time, Date and Place of Meeting

The MDA Meeting will be held at the Fairmont Waterfront Hotel, MacKenzie Ballroom, 900 Canada Place Way, Vancouver, B.C., V6C 3L5 at 1:00 p.m. (Vancouver Time) on July 27, 2017.

MDA Record Date and MDA Shareholders Entitled to Vote

The MDA Board has fixed June 21, 2017 as the MDA Record Date for purposes of the entitlement to notice of and to vote at the MDA Meeting. MDA Shareholders of record at the close of business on June 21, 2017 are entitled to notice of the MDA Meeting and to vote thereat or at any adjournment or postponement thereof.

As of the close of business on the MDA Record Date, there were issued and outstanding a total of 36,436,775 MDA Common Shares. Each issued and outstanding MDA Common Share on the MDA Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the MDA Meeting. As of the date of this Management Information Circular, there are no preferred shares issued and outstanding. See “General Information for the Meeting – Record Date and MDA Shareholders Entitled to Vote”.

Quorum

At least two persons who are, or represent by proxy, MDA Shareholders holding, in the aggregate, at least 25% of the issued shares entitled to be voted at the MDA Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum. See “General Information for the Meeting – Quorum”.

Purpose of the Meeting

The MDA Meeting is being held for the following purposes:

1.	to place before the MDA Meeting the consolidated financial statements of MDA for the fiscal year ended December 31, 2016, together with the auditors’ report thereon;

2.	to elect the board of directors for the ensuing year;

3.	to appoint the auditors for the ensuing year;

4.	to consider and pass a non-binding advisory resolution to accept MDA’s approach to executive compensation;

5.	to consider and pass an ordinary resolution approving the 2017 Long-term Incentive Plan of MDA, for the purpose of the issue of MDA Common Shares from treasury thereunder and the reservation of MDA Common Shares for issuance thereunder;

6.	to consider and pass an ordinary resolution approving the Omnibus Equity Incentive Plan of MDA, for the purpose of the issue of MDA Common Shares from treasury thereunder and the reservation of MDA Common Shares for issuance thereunder;

7.	to consider and pass with or without variation, an ordinary resolution authorizing and approving the issuance by MDA of such number of MDA Common Shares as shall be necessary pursuant to the terms of the Merger Agreement;

8.	conditional upon the approval of the MDA Common Share Issuance Resolution, to elect to the board of directors of MDA each of the DigitalGlobe Nominees, effective as of the Effective Time; and

9.	to transact such other business that may properly come before the MDA Meeting or any adjournment or postponement thereof.

Business items 2, 3, 4, 5 and 6 are collectively referred to as the “Annual Resolutions”

Particulars of the subject matter of the MDA Common Share Issuance Resolution are described in this Management Information Circular below and particulars of the subject matter of the Annual Resolutions are set out in Annex A to this Management Information Circular.

The Merger cannot be completed without MDA Shareholders approving the MDA Common Share Issuance Resolution.

The MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

Required Vote

The Merger cannot be completed without MDA Shareholders approving the MDA Common Share Issuance Resolution. Approval of the MDA Common Share Issuance Resolution and each of the Annual Resolutions (other than the Annual Director Nominees Proposal) requires the affirmative vote of a majority of the votes cast in respect of the respective resolutions by MDA Shareholders present in person or represented by proxy at the MDA Meeting.

With respect to the DigitalGlobe Nominees Proposal and the Annual Director Nominees Proposal, under the BCA, directors are elected by a plurality of the votes cast at a meeting of MDA Shareholders. This means votes withheld for a nominee, have no effect on the outcome of the election because there is no alternate slate of directors being proposed by MDA, and therefore, a nominee may be elected with a single favorable vote, even if a majority of the MDA Common Shares withhold their vote for such nominee. However, pursuant to MDA’s majority voting policy, if, with respect to any particular nominee, the number of MDA Common Shares withheld exceeds the number of MDA Common Shares voted in favour of the nominee, then for purposes of the MDA’s majority voting policy, the nominee shall be considered not to have received the support of the MDA Shareholders, even though duly elected as a matter of corporate law, and is expected to immediately submit to the MDA Board his or her resignation. For more information concerning MDA’s majority voting policy, see the section entitled “Statement of Corporate Governance Practices – Governance and Nominating Committee – Director Election and Majority Voting Policy” in Annex A to this Management Information Circular.

If, in the case of registered MDA Shareholders, you submit a signed and dated blank form of proxy or, in the case of Beneficial MDA Shareholders, you submit a signed and dated blank voting instruction form, your MDA Common Shares will be voted for the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and each of the Annual Resolutions. If, in the case of a registered MDA Shareholders, you fail to submit a form of proxy or, in the case of Beneficial MDA Shareholders, you fail to submit voting instructions to your nominee, your MDA Common Shares will not be counted as present for purposes of a quorum, and it will have no effect on the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and each of the Annual Resolutions, assuming that a quorum is otherwise present at the MDA Meeting. For more information, see the section entitled “General Information for the Meeting – Required Vote”.

Voting by Directors and Executive Officers

As of the MDA Record Date for the MDA Meeting, MDA directors and executive officers had the right to vote approximately 68,173 MDA Common Shares, representing approximately 0.2% of the MDA Common Shares then outstanding and entitled to vote at the MDA Meeting. It is expected that MDA directors and executive officers who are MDA Shareholders will vote FOR the MDA Common Share Issuance Resolution, although none of them has entered into any agreement requiring them to do so, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

The DigitalGlobe Meeting and Shareowner Approval

The DigitalGlobe Meeting will be held at 9:00 a.m., Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters located at 1300 West 120th Avenue, Westminster, Colorado 80234. At the DigitalGlobe Meeting, DigitalGlobe Shareowners will be asked to consider and vote on the following proposals:

1.	Merger Proposal: to approve and adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into DigitalGlobe. DigitalGlobe will survive the Merger as an indirect wholly owned subsidiary of MDA (the “Merger Proposal”);

2.	Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”); and

3.	Adjournment Proposal: to approve the adjournment of the DigitalGlobe Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the DigitalGlobe Meeting to approve and adopt the Merger Agreement (the “Adjournment Proposal”).

The holders of a majority of the shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock entitled to vote must be present in person or by proxy at the DigitalGlobe Meeting in order to constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class, as of the

DigitalGlobe Record Date. The approval of the Merger Proposal is a condition to the obligations of MDA and DigitalGlobe to complete the Merger.

Approval, on an advisory (non-binding) basis, of the Advisory Compensation Proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class, that are present at the DigitalGlobe Meeting in person or by proxy and entitled to vote on the Advisory Compensation Proposal. The approval of the Advisory Compensation Proposal is not a condition to the obligations of MDA or DigitalGlobe to complete the Merger and is not binding on MDA or DigitalGlobe following the Merger.

The approval of the Adjournment Proposal is not a condition to the obligations of MDA or DigitalGlobe to complete the Merger and is not binding on MDA or DigitalGlobe following the Merger.

The DigitalGlobe Board determined that the Merger Agreement is advisable and fair to, and in the best interests of, DigitalGlobe and the DigitalGlobe Shareowners, and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the DigitalGlobe Board has unanimously recommended that DigitalGlobe Shareowners vote for the approval of Merger Proposal, Advisory Compensation Proposal and the Adjournment Proposal.

In connection with the Merger and the DigitalGlobe Meeting, MDA and DigitalGlobe have filed with the SEC the Proxy Statement/Prospectus.

The Merger and the Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub, an indirect wholly owned subsidiary of MDA and a direct wholly owned subsidiary of Holdings, will merge with and into DigitalGlobe. As a result, DigitalGlobe will continue as the surviving corporation in the Merger, become an indirect wholly owned subsidiary of MDA and cease to be a publicly traded company. From and after the Effective Time, DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws will be the certificate of incorporation and bylaws set forth in Exhibit A and Exhibit B, respectively, of the Merger Agreement. The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this Management Information Circular and is incorporated by reference herein and may be viewed under MDA’s profile on SEDAR at www.sedar.com or DigitalGlobe’s profile on EDGAR at www.sec.gov. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Merger are qualified by reference to the Merger Agreement, which is incorporated herein by this reference.

Merger Consideration

Under the terms of the Merger Agreement, if the Merger is completed, each share of DigitalGlobe Common Stock outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Common Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Common Stock owned by holders who properly exercise their appraisal rights under the DGCL) will automatically be cancelled and converted into the right to receive (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share, without interest and subject to any required withholding for taxes.

Each share of DigitalGlobe Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Preferred Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Preferred

Stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration that the holder of such DigitalGlobe Preferred Stock would have been entitled to receive had such holder, immediately prior to the Effective Time, converted such DigitalGlobe Preferred Stock into DigitalGlobe Common Stock in accordance with the DigitalGlobe Certificate of Designation.

For a full description of the treatment of DigitalGlobe Options, DigitalGlobe RSUs and other equity-based awards, see the sections entitled “The Merger Agreement–Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards” and “The Merger Agreement–Merger Consideration.”

Information about the Companies

MacDonald, Dettwiler and Associates Ltd.

MDA was incorporated under the Canada Business Corporations Act and was continued under the BCA and the regulations thereunder, meaning that MDA is now governed by the BCA rather than the Canada Business Corporations Act. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the communications sector and the surveillance and intelligence sector. In addition, MDA conducts a significant amount of advanced technology development. MDA’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. MDA has committed in the Merger Agreement to use its reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring on all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

MDA is a public company trading on the TSX under the ticker symbol “MDA.” MDA’s principal executive offices are located at One Embarcadero Center, Suite 500, San Francisco, California 94111, and its telephone number is 1-415-315-1550. As a condition to the closing of the Merger, the MDA Common Shares to be issued in the Merger will have been authorized for listing on either the NYSE or the NASDAQ.

Additional information about MDA can be found under its profile on SEDAR at www.sedar.com, its profile at EDGAR at www.sec.gov or its website at www.mdacorporation.com. The information contained in, or that can be accessed through, MDA’s website is not intended to be incorporated into this Management Information Circular.

For further information about MDA, see the section entitled “Additional Information.”

SSL MDA Holdings, Inc.

Holdings is the holding company for MDA’s operating subsidiaries, which operate MDA businesses throughout the world. Holdings is incorporated in Delaware and has its headquarters in San Francisco, California. Holdings is a direct wholly owned subsidiary of MDA.

Holdings’ principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

Merlin Merger Sub, Inc.

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of MDA. Merger Sub was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into DigitalGlobe. As a result, DigitalGlobe will survive the Merger as an indirect wholly owned subsidiary of MDA. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

DigitalGlobe, Inc.

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data, services and analytics. Sourced from its own advanced satellite constellation and third-party providers, its imagery solutions and other services provide customers with accurate and mission-critical information about the changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in its recently expanded services business. Each day users depend on DigitalGlobe to better understand the changing planet in order to save lives, resources and time. DigitalGlobe’s principal executive offices are located at 1300 West 120th Avenue, Westminster, Colorado 80234, and its telephone number is 1-303-684-4000.

DigitalGlobe was originally incorporated as EarthWatch on September 30, 1993 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. On August 22, 2002, EarthWatch changed its name to DigitalGlobe, Inc. DigitalGlobe Common Stock has been listed on the NYSE and traded under the symbol “DGI” since its initial public offering in May 2009. On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding stock of GeoEye, Inc., a leading provider of geospatial intelligence solutions.

Additional information about DigitalGlobe can be found under its profile on EDGAR at www.sec.gov or its website at www.digitalglobe.com. The information contained in, or that can be accessed through, DigitalGlobe’s website is not intended to be incorporated into this Management Information Circular.

For further information about DigitalGlobe, see the section entitled “Additional Information.”

Recommendation of the MDA Board

At its meeting held on February 23, 2017, having undertaken a review of, and carefully considered, information concerning DigitalGlobe, the Merger and alternatives, including in-depth consultation with MDA’s management and MDA’s legal and financial advisors (including, among other things, a review and consideration of the opinion of BofA Merrill Lynch and the opinion of BMO Capital Markets), and consideration of such other matters as the MDA Board considered relevant, the MDA Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of MDA; (b) approved the Merger Agreement and the transactions contemplated thereby; and (c) resolved to unanimously recommend approval of the MDA Common Share Issuance Resolution to the MDA Shareholders. Accordingly, the MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution.

MDA’s Reasons for the Merger

At its meeting held on February 23, 2017, after due consideration and consultation with MDA’s management and outside legal and financial advisors, the MDA Board unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized the issuance of MDA Common Shares pursuant to the Merger Agreement. In doing so, the MDA Board considered the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of MDA and DigitalGlobe. Additionally, in making its determination, the MDA Board considered a number of factors, including, but not limited to, the following:

•	MDA expects the combination of MDA’s and DigitalGlobe’s technology will provide vertical integration benefits, including lower costs, increased speed-to-market, and enhanced analytics capabilities;

•	MDA expects the acquisition of DigitalGlobe will expand MDA’s ability to penetrate its existing markets and open channels for growth in adjacent markets;

•	MDA expects the transaction to be accretive to MDA’s adjusted operating earnings per share in 2018;

•	MDA expects that the combined company will deliver meaningful revenue and cost synergies of C$75-150 million on a run-rate basis by 2019;

•	MDA expects cost synergies to include elimination of duplicative public company costs, procurement cost savings, efficiencies gained by leveraging the manufacturing capabilities of Space Systems/Loral, LLC, a wholly owned subsidiary of Holdings (“SSL”), for future Earth observation satellite constellations, and the operational benefits of increased scale;

•	MDA expects revenue synergies to include accelerating SSL’s penetration into U.S. government markets, international market expansion, cross-selling opportunities and the ability to target larger geospatial services contract awards;

•	the combination of MDA’s and DigitalGlobe’s respective businesses is expected to add revenue, product and customer diversity to MDA following completion of the Merger;

•	MDA expects that the combination of MDA and DigitalGlobe will provide increased scale to their services businesses which will allow the combined company to better serve larger customer programs and address more complex customer mission needs;

•	MDA expects that the acquisition will provide it with greater access to U.S. and Canadian government and international customers and strengthen the position of MDA in the United States;

•	MDA expects that the acquisition will accelerate MDA’s previously announced United States access strategy and allow it to more effectively serve the U.S. government space markets and customers;

•	MDA expects that the scale, quality and investor value proposition of MDA and its listing on the NYSE or NASDAQ following completion of the Merger will attract additional investor interest;

•	MDA believes that the seasoned management team at DigitalGlobe will bring valuable talent to the operations of the combined company;

•	the belief that MDA and DigitalGlobe have similar corporate cultures and values;

•	the fact that in connection with the transaction, MDA will become a publicly traded company in the United States, which is expected to provide MDA with greater access to capital and future financing sources;

•	the fact that the exchange ratio is fixed with respect to the Stock Consideration and will not be adjusted for fluctuations in the market price of MDA Common Shares and DigitalGlobe Common Stock;

•	the ability of MDA, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited Acquisition Proposal with respect to MDA, as further described in the section entitled “The Merger Agreement–No Solicitation”;

•	the ability of the MDA Board, in specified circumstances, to make a Change in Recommendation to MDA Shareholders concerning the Merger, as further described in the section entitled “The Merger Agreement–Board Recommendation”;

•	the belief that required Regulatory Approvals from various governmental entities, including CFIUS, DSS, DDTC, FCC, NOAA, FTC and the Antitrust Division are expected to be received prior to 5:00 p.m. Eastern Time on December 7, 2017 (the “End Date”). For more information about the status of these applications, see the section entitled “The Merger–Regulatory Approvals Required for the Merger”;

•	the opinion of BofA Merrill Lynch, dated February 23, 2017, to the MDA Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by MDA pursuant to the Merger Agreement, as further described in the section entitled “The Merger–Opinions of MDA’s Financial Advisors –Opinion of BofA Merrill Lynch”;

•	the opinion of BMO Capital Markets, dated February 23, 2017, to the MDA Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by MDA pursuant to the Merger Agreement, as further described in the section entitled “The Merger–Opinions of MDA’s Financial Advisors –Opinion of BMO Capital Markets”;

•	other favorable terms of the Merger Agreement, including:

•	restrictions on DigitalGlobe’s ability to solicit alternative transactions and to provide confidential information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with DigitalGlobe, as further discussed in the section entitled “The Merger Agreement–No Solicitation”;

•	the obligation of DigitalGlobe to pay MDA a termination fee of US$85 million (the “Termination Fee”) upon termination of the Merger Agreement under specified circumstances; and

•	the obligation of DigitalGlobe to reimburse MDA for its out-of-pocket expenses, subject to a maximum amount of US$10 million, if the Merger Agreement is terminated due to the Failure to Obtain DigitalGlobe Shareowner Approval Termination Right; and

•	the probability that the conditions to the Merger will be satisfied.

In connection with its deliberations relating to the Merger, the MDA Board also considered potential risks and negative factors concerning the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	the risk that the Merger might not be completed in a timely manner or at all;

•	the effect that the length of time from announcement until closing could have on the market price of MDA Common Shares, MDA’s operating results (particularly in light of the significant costs incurred in connection with the Merger) and the relationships with MDA’s employees, shareholders, customers, suppliers, regulators, partners and others that do business with MDA;

•	the risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or will not be achieved in the expected time frame;

•	the risk that the Regulatory Approval process could result in a rejection of the Merger, the imposition of undesirable conditions or burdensome terms (including an Extraordinary Condition) or increased pre-tax transaction costs;

•	the fact that the Merger Agreement provides for a fixed exchange ratio with respect to the Stock Consideration and that no adjustment will be made in the Merger Consideration to be received by DigitalGlobe Shareowners in the Merger as a result of a possible increase in the trading price of MDA Common Shares, while noting that the significant cash portion of the Merger Consideration will reduce the impact of an increase in the trading price of MDA Common Shares on the value of the Merger Consideration;

•	the risk of diverting the attention of MDA’s senior management from other strategic priorities to implement the Merger and make arrangements for integration of MDA’s and DigitalGlobe’s operations and infrastructure following the Merger;

•	certain restrictions on the conduct of MDA’s business during the pendency of the Merger, including restrictions on MDA’s ability to solicit alternative transactions, although the MDA Board believed that such restrictions were reasonable;

•	the risk that any inability to maintain the current management team of DigitalGlobe could affect the operations of DigitalGlobe following the Merger, as MDA recognizes the value of DigitalGlobe’s management and expertise in operating DigitalGlobe’s business;

•	the fact that the Merger Agreement provides for the ability of the DigitalGlobe Board to, under certain circumstances, in a manner adverse to MDA, withhold, change, amend, modify or qualify its recommendation that DigitalGlobe Shareowners approve the Merger Agreement;

•	the risk that if the Merger Agreement is terminated, MDA may be obligated to pay the Termination Fee or a reverse termination fee of US$150 million (the “Reverse Termination Fee”) under certain circumstances;

•	the enhanced regulatory burden and risk of exposure to litigation and regulatory action as a result of MDA becoming a registrant with the SEC and having MDA Common Shares listed on the NYSE or NASDAQ;

•	the absence of a financing condition and DigitalGlobe’s ability to specifically enforce MDA’s obligations under the Merger Agreement and associated risks relating to MDA’s merger financing plans;

•	the inability of MDA to terminate the Merger Agreement to enter into an agreement for a Superior Proposal;

•	the potential impact on the market price of MDA Common Shares as a result of the issuance of the Stock Consideration to DigitalGlobe Shareowners; and

•	the risks described in the section entitled “Risk Factors”.

After consideration of these factors, the MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution.

The foregoing discussion of factors considered by the MDA Board is not intended to be exhaustive and may not include all the factors considered by the MDA Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the MDA Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Merger Agreement. In addition, individual members of the MDA Board may have given differing weights to different factors. The MDA Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, MDA’s management and outside legal and financial advisors.

The foregoing description of MDA’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Contained in Management Information Circular - Cautionary Statement regarding Forward-Looking Statements.”

Opinions of MDA’s Financial Advisors

Opinion of BofA Merrill Lynch

In connection with the Merger, BofA Merrill Lynch, MDA’s financial advisor, delivered to the MDA Board a written opinion, dated February 23, 2017, as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by MDA in the Merger. BofA Merrill Lynch’s opinion was only one of many factors considered by the MDA Board in evaluating the Merger and was not determinative of the views of the MDA Board with respect to the Merger or the Merger Consideration set forth in the Merger Agreement. The full text of the written opinion, dated February 23, 2017, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as “Appendix B – Opinion of BofA Merrill Lynch” to this Management Information Circular and is incorporated by reference herein in its entirety.

BofA Merrill Lynch provided its opinion to the MDA Board for the benefit and use of the MDA Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration to be paid by MDA in the Merger, from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to MDA or in which MDA might engage or as to the underlying business decision of MDA to proceed with or effect the Merger. BofA Merrill Lynch’s opinion does not constitute a recommendation to any MDA Shareholder as to how to vote or act in connection with the Merger or any related matter.

Opinion of BMO Capital Markets

The MDA Board engaged BMO Capital Markets to provide on a fixed fee basis an independent written opinion to the MDA Board as to the fairness, from a financial point of view, of the Merger Consideration to be paid by MDA pursuant to the Merger Agreement. The fee was payable to BMO Capital Markets regardless of the conclusions reached and whether the Merger is ultimately completed. In connection with this engagement, BMO Capital Markets, delivered to the MDA Board a written opinion, dated February 23, 2017, as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by MDA in the Merger. BMO Capital Market’s opinion was only one of many factors considered by the MDA Board in evaluating the Merger and was not determinative of the views of the MDA Board with respect to the Merger or the Merger Consideration set forth in the Merger Agreement.

The summary of BMO Capital Market’s opinion in this Management Information Circular is qualified in its entirety by reference to the full text of BMO Capital Market’s opinion, which is included as “Appendix C – Opinion of BMO Capital Markets” to this Management Information Circular and sets forth the procedures followed and the assumptions, qualifications, limitations and other matters considered by BMO Capital Markets in connection with the preparation of its opinion. BMO Capital Markets provided its opinion to the MDA Board for the benefit and use of the MDA Board in connection with and for purposes of its evaluation of the Merger Consideration to be paid by MDA in the Merger, from a financial point of view. BMO Capital Markets’ opinion is subject to the assumptions, limitations and qualifications contained therein. BMO Capital Markets’ opinion does not address the relative merits of the Merger as compared to any strategic alternatives that may be available to MDA. The opinion of BMO Capital Markets does not constitute a recommendation as to how any MDA Shareholder should vote or act on any matter relating to the Merger.

Financing for the Merger

The total amount of funds necessary to consummate the Merger is expected to be approximately US$3.2 billion and will be funded by MDA, including the funds needed to (a) pay DigitalGlobe Shareowners the aggregate Cash Consideration due to them under the Merger Agreement, which is expected to be approximately US$1.1 billion; (b) make payments pursuant to the Merger Agreement in respect of outstanding DigitalGlobe Options and DigitalGlobe RSUs granted under the DigitalGlobe equity plans, which is expected to be approximately US$59.0 million; (c) if required, repay the outstanding indebtedness of DigitalGlobe under its Credit and Guaranty Agreement dated as of December 22, 2016, with Barclays Bank PLC as agent (the “Existing DigitalGlobe Credit Agreement”), which, if required, is expected to be approximately US$1.3 billion, plus accrued interest; (d) repay the outstanding indebtedness of MDA under the 2012 Credit Agreement dated as of November 2, 2012 with Royal Bank of Canada as agent (other than the revolving loans thereunder, if the financing of the new revolving facility of MDA is effected through an increase in the revolving credit commitments under the 2012 Credit Agreement, as described in the section entitled “The Merger - Financing for the Merger–Debt Commitment Letter” below), which is expected to be approximately C$504.5 million (US$430.0 million); (e) repay the outstanding MDA notes issued under the Note Purchase Agreement dated as of November 2, 2012 among MDA, as issuer, and the purchasers party thereto (the “MDA Note Purchase Agreement”), which is expected to be approximately C$301.2 million (US$226.1 million); and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the Merger Agreement and in connection with the Debt Financing, which is expected to be approximately C$84.6 million (US$63.5 million). The obligation of MDA, Holdings and Merger Sub to complete the Merger is not conditioned upon MDA obtaining financing.

Risk Factors

The Merger and the transactions contemplated by the Merger Agreement involve risks, some of which are related to the Merger and others of which are related to MDA’s business. In considering the Merger and the transactions contemplated by the Merger Agreement, including whether to vote for the MDA Common Share Issuance Resolution, MDA Shareholders should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included or incorporated by reference in this Management Information Circular.

Accounting Treatment of the Merger

In accordance with IFRS, MDA will account for the Merger as a business combination applying the acquisition method of accounting with MDA as the acquirer. For a more detailed discussion of the accounting treatment of the Merger, see the section entitled “The Merger–Accounting Treatment of the Merger.”

Listing of MDA Common Shares

It is a condition to DigitalGlobe’s obligation to effect the Merger that the MDA Common Shares to be issued pursuant to the Merger Agreement and in respect of certain DigitalGlobe equity awards are authorized for listing on the NYSE or NASDAQ, in each case subject to official notice of issuance. It is a condition to MDA’s and DigitalGlobe’s obligation to effect the Merger that the MDA Common Shares to be issued pursuant to the Merger Agreement are conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. Under the Merger Agreement, MDA is required to use its reasonable best efforts to obtain the listing and admission for trading of the MDA Common Shares issued as Merger Consideration on (a) either the NYSE or NASDAQ and (b) the TSX. The TSX has conditionally approved the listing of the MDA Common Shares to be issued pursuant to the Merger, subject to approval of the MDA Common Share Issuance Resolution and filing certain documents following closing of the Merger.

Delisting and Deregistration of DigitalGlobe Common Stock

As promptly as practicable after the Effective Time, and in any event no more than 10 days after the Effective Time, DigitalGlobe Common Stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Regulatory Approvals Required for the Merger

To complete the Merger and the other transactions contemplated by the Merger Agreement, MDA and DigitalGlobe are required to use their reasonable best efforts to obtain all necessary authorizations, consents and approvals and to make all necessary notifications, registrations and filings, including any registrations, notifications and filings required to be made in connection with obtaining such approvals. Under the Merger Agreement, MDA and DigitalGlobe are required, among other actions, to (a) file a notification and report form and obtain the expiration or termination of the waiting period under the HSR Act; (b) file a joint voluntary notice with and obtain approval from CFIUS with respect to the Merger; and (c) make any required filings in connection with any other required Regulatory Approvals, including approval from DSS, DDTC, NOAA and the FCC.

On March 17, 2017, each of DigitalGlobe and MDA timely filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC, and on April 10, 2017, the FTC granted early termination of the HSR waiting period. On March 20, 2017, DigitalGlobe and MDA filed the required applications of FCC consent to the transfer of control to MDA of DigitalGlobe’s license subsidiary, and the FCC granted the applications on April 26, 2017 and May 16, 2017. On April 12, 2017, DigitalGlobe and MDA submitted the formal CFIUS notice, and on May 30, 2017, CFIUS notified the parties that it is initiating a 45-day investigation. On April 10, 2017, DigitalGlobe and MDA filed the required application for NOAA consent, and on April 12, 2017, NOAA received the applications and initiated NOAA’s formal review process. NOAA will make a determination on the applications within 120 days of receipt subject to potential tolling.

MDA and DigitalGlobe are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the Merger other than those described in this Management Information Circular. There can be no assurance, however, if and when any of the approvals required to be obtained for the Merger and the other transactions contemplated by the Merger Agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose. Under the Merger Agreement, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any “Extraordinary Condition.” An “Extraordinary Condition” is defined as any undertaking, term, condition, liability, obligation, commitment, sanction or other measure that (a) would or would reasonably be expected to result in a material change to the timing of MDA’s plan to reincorporate in the United States as set forth in the Merger Agreement; (b) would have a material negative financial impact on MDA and its subsidiaries (on a consolidated basis) or DigitalGlobe and its subsidiaries (on a consolidated basis); or (c) would require MDA or any of its subsidiaries (including DigitalGlobe and its subsidiaries) to enter into a proxy agreement or voting trust agreement with respect to the services provided by DigitalGlobe under the NGA Contract.

For a more detailed description of the Regulatory Approvals required for the Merger, see the section entitled “The Merger Agreement–Regulatory Approvals” and the section entitled “The Merger Agreement–Conditions That Must Be Satisfied or Waived for the Merger to Occur.”

Interests of MDA’s Directors and Executive Officers in the Merger and Other Matters

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of MDA at any time since the beginning of MDA’s last completed financial year, proposed nominee for election as a director of MDA, other insiders of MDA nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the MDA Meeting.

Litigation Relating to the Merger

DigitalGlobe and the DigitalGlobe Board are named as defendants in five lawsuits (four of which are putative class actions) filed by purported DigitalGlobe Shareowners that challenge the Merger. The lawsuits include George Assad v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01097-NYW, Jeweltex Manufacturing Inc. Retirement Plan v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01140-STV, Royce Bussey v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01159-MEH, Dane Gussin v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01190-CMA, and Stuart Zand v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-00592-RGA, all filed in the U.S. District Court for the District Court of Colorado except for Zand (filed in the U.S. District Court for the District of Delaware). The complaints allege, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe and the DigitalGlobe Board purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Registration Statement and potentially engaged in self-dealing. MDA, Holdings, and Merger Sub are also named as defendants in two of the lawsuits. Plaintiffs seek as relief, among other things, declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

Except as described in the section entitled “The Merger – Litigation Relating to the Merger,” the defendants have not yet responded to any of the complaints. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, MDA and DigitalGlobe believe these lawsuits are without merit. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future. For additional information, see the section entitled “The Merger – Litigation Relating to the Merger.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MDA

The following tables present selected historical consolidated financial data prepared in accordance with IFRS for MDA as of and for the three months ended March 31, 2017 and March 31, 2016 and years ended December 31, 2016, 2015, 2014, 2013 and 2012. The balance sheet data as of March 31, 2017, and the statement of earnings data and the statement of cash flows data for the three months ended March 31, 2017 and 2016 have been derived from MDA’s unaudited condensed consolidated financial statements for the three months ended March 31, 2017, which are incorporated by reference into this Management Information Circular. The balance sheet data as of December 31, 2016 and 2015, and the statement of earnings data and the statements of cash flows data for the years ended December 31, 2016 and 2015 have been derived from MDA’s audited historical consolidated financial statements, which were audited by KPMG LLP, an independent registered public accounting firm, and which are incorporated by reference into this Management Information Circular. The balance sheet data as of December 31, 2014, 2013 and 2012, the statement of earnings data and the statements of cash flows data for the years ended December 31, 2014, 2013 and 2012 have been derived from MDA’s audited historical consolidated financial statements not incorporated by reference into this Management Information Circular.

You should read the following summary consolidated financial and other data in conjunction with the audited consolidated financial statements of MDA and the notes, as well as the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three months ended March 31, 2017 and fiscal years ended December 31, 2016 and December 31, 2015, that MDA previously filed on SEDAR on May 2, 2017, February 23, 2017 and February 24, 2016, respectively, each of which is incorporated by reference into this Management Information Circular. Historical results are not necessarily indicative of future results. MDA’s financial statements have been prepared in accordance with IFRS. For more information, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information.”

Consolidated Statement of Earnings Data:

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
			(in millions of Canadian dollars, except per share amounts)
Revenue	$494.3	$562.4	$2,063.8	$2,117.4	$2,098.8	$1,819.0	$879.9
Expenses:
Direct costs, selling, general and administration	410.6	468.2	1,708.6	1,754.3	1,737.7	1,505.3	679.3
Depreciation and amortization	25.1	26.0	102.6	99.6	82.3	76.9	23.8
Foreign exchange loss (gain)	(0.2)	(2.5)	4.7	3.6	11.4	14.3	(5.6)
Share-based compensation expense	6.5	3.9	19.3	14.1	49.4	80.2	25.2
Operating Income	52.3	66.8	228.6	245.8	218.0	142.3	157.2
Other (income) expenses net	25.0	4.8	7.8	12.9	99.3	(35.3)	17.2
Finance charges (net)	14.0	12.9	49.4	46.4	34.1	49.1	10.5
Income tax expense	7.5	8.4	31.8	43.7	37.5	23.5	45.6
Net earnings (attributed to common equity shareholders)	5.9	40.7	139.6	142.8	47.1	105.0	83.9
Earnings per common share:
Basic	$0.16	$1.12	$3.84	$3.94	$1.31	$3.00	$2.63
Diluted	0.15	1.10	3.74	3.84	1.31	3.00	2.63
Dividends declared per common share	0.37	0.37	1.48	1.48	1.30	1.30	1.30

Consolidated Balance Sheet Data:

	As of March 31,	As of December 31,
	2017	2016	2015	2014	2013	2012
			(in millions of Canadian dollars)
Total current assets	$831.3	$901.8	$1,065.0	$858.0	$724.2	$635.9
Total assets	3,367.4	3,438.9	3,611.0	2,981.4	2,584.2	2,362.4
Total current liabilities	786.9	1,046.4	1,090.9	1,086.6	1,024.8	912.6
Working capital (deficit)	44.4	(144.6)	(25.9)	(228.6)	(300.6)	(276.7)
Long-term debt, (excluding current portion)	877.2	669.8	983.6	713.1	522.9	799.5
Total shareholders’ equity	1,145.2	1,158.7	1,107.7	804.0	796.2	266.8

Consolidated Statements of Cash Flows:

	Three months ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
				(in millions of Canadian dollars)
Net cash provided by (used in):
Operating activities	$(25.2)	$(0.2)	$172.8	$135.2	$78.2	$152.4	$147.4
Investing activities	(33.0)	(24.3)	(132.3)	(105.5)	(135.8)	(30.8)	(925.0)
Financing activities	49.5	5.9	(84.2)	(11.7)	21.6	(94.7)	583.2
Capital expenditures (included in investing activities above)	(34.1)	(24.2)	(133.4)	(80.4)	(92.7)	(63.3)	(25.0)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF DIGITALGLOBE

The following selected historical consolidated financial data prepared in accordance with U.S. GAAP is derived from (1) DigitalGlobe’s audited consolidated financial statements for the year ended December 31, 2016 attached as Schedule A to Appendix F to this Management Information Circular and DigitalGlobe’s consolidated financial statements for the years ended December 31, 2013 and 2012 not incorporated by reference into this Management Information Circular and (2) DigitalGlobe’s unaudited consolidated financial statements for the three months ended March 31, 2017 and 2016 attached as Schedule B to Appendix F to this Management Information Circular. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of DigitalGlobe and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contained in DigitalGlobe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the three months ended March 31, 2017, that DigitalGlobe previously filed with the SEC and that is incorporated by reference into this Management Information Circular. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference”, “Additional Information” and “Appendix F – Information Concerning DigitalGlobe, Inc.”.

	Three months ended March 31,		Year ended December 31,
(U.S. dollars in millions; except per-share amounts)	2017	2016	2016	2015	2014	2013 (1)	2012
Revenue	$209.7	$175.4	$725.4	$702.4	$654.6	$612.7	$421.4
Income (loss) from operations	5.5	20.6	102.1	60.8	31.9	(84.8)	76.0
Net (loss) income	(2.2)	8.6	26.5	23.3	18.5	(68.3)	39.0
Net (loss) income available to common shareholders	(3.2)	7.3	21.5	18.5	13.9	(71.9)	39.0
(Loss) earnings per share
Basic	$(0.05)	$0.11	$0.34	$0.26	$0.19	$(1.00)	$0.85
Diluted	$(0.05)	$0.11	$0.34	$0.26	$0.18	$(1.00)	$0.84
Total Assets (3) (4)	2,936.6	2,842.2	3,009.9	2,913.2	3,047.1	3,131.6	1,533.3
Long-term debt, including current portion (4)	1,252.9	1,109.9	1,289.3	1,109.9	1,113.6	1,114.3	483.3
Other long-term obligations (2) (3)	157.4	131.3	158.8	122.6	87.3	76.9	14.4
Stockholders’ equity	1,173.8	1,195.3	1,172.9	1,248.1	1,353.5	1,383.3	539.4

(1)	On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding common stock of GeoEye, Inc., a provider of geospatial intelligence solutions. The results of GeoEye Inc.’s operations were included in DigitalGlobe’s consolidated financial statements beginning on the acquisition date.
(2)	Other long-term obligations include deferred income taxes, net and other liabilities.
(3)	Amounts differ from prior year presentation due to DigitalGlobe’s adoption of ASU 2015 – 17, Balance Sheet Classification of Deferred Taxes. For further detail, refer to Note 2, “Summary of Significant Accounting Policies and Recent Accounting Pronouncements,” of the Notes to the Consolidated Financial Statements included in Item 8 of DigitalGlobe’s Form 10-K for the fiscal year 2016 filed with the SEC on February 27, 2017.
(4)	Amounts differ from prior year presentation due to DigitalGlobe’s adoption in 2015 of ASU 2015 – 03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented as a direct deduction from the associated debt liability.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following selected unaudited pro forma combined financial data prepared in accordance with IFRS gives effect to the Merger, for purposes of the unaudited pro forma condensed combined balance sheet data as if it had occurred on March 31, 2017, and for purposes of the unaudited pro forma condensed combined statement of earnings data as if the Merger had occurred on January 1, 2016. The selected unaudited pro forma combined financial data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial statements, including the notes thereto, attached as Appendix F to this Management Information Circular. In addition, the unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and historical audited consolidated financial statements of MDA for the three months ended March 31, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes, as well as the related Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017 and the fiscal year ended December 31, 2016, each of which is incorporated by reference into this Management Information Circular and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in DigitalGlobe’s quarterly report on Form 10-Q for the three months ended March 31, 2017 and annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this Management Information Circular.

The selected unaudited pro forma combined financial data have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the Merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. The selected pro forma combined financial data may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts presented. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma combined financial data are subject to adjustment and may vary materially from the fair values that will be recorded upon completion of the Merger. Similarly, the pro forma adjustments are preliminary, and may differ from the actual adjustments to the consolidated financial statements of MDA upon the closing of the Merger.

For information on the use of non-IFRS financial measures see the section entitled “Information Contained in Management Information Circular – Non-IFRS Measures”.

Pro forma combined statement of earnings data	Three months ended March 31, 2017	Year ended December 31, 2016
	($ millions, except per share amounts)
IFRS measures:
Consolidated revenues	$785.1	$3,079.3
Earnings before interest and taxes	73.0	349.9
Net earnings	3.0	82.2
Diluted earnings per share	$0.05	$1.42
	($ millions, except per share amounts)
Non-IFRS measures:
Adjusted operating EBITDA	$245.8	$994.4

Pro forma combined statement of earnings data	Three months ended March 31, 2017	Year ended December 31, 2016
Adjusted operating earnings	97.0	397.9
Adjusted operating earnings per share	1.67	6.86

Pro forma combined balance sheet data	As at March 31, 2017
($ millions)
Total assets	$8,650.9
Total long-term debt (including current portion)	4,207.7
Total shareholders’ equity	2,336.5

The following table reconciles, on a pro forma basis, net earnings to adjusted operating earnings for the three months ended March 31, 2017 and for the fiscal year ended December 31, 2016.

	Three months ended March 31, 2017	Year ended December 31, 2016
	($ millions, except per share amounts)
Net earnings	$3.0	$82.2
Share-based compensation expense	15.2	44.5
Amortization of acquisition related intangible assets	65.0	248.9
Restructuring costs	14.7	8.8
Enterprise improvement costs	–	12.4
Acquisition related expense	0.1	1.3
Executive compensation settlement	–	3.0
Foreign exchange differences	(0.1)	3.7
Joint venture losses	–	5.1
Loss from extinguishment of debt	0.7	47.6
Income tax expense adjustment	(1.6)	(59.6)

Adjusted operating earnings	97.0	397.9

Diluted adjusted operating earnings per share	1.67	6.86

The following table reconciles, on a pro forma basis, net earnings to EBITDA and adjusted operating EBITDA for the three months ended March 31, 2017 and for the fiscal year ended December 31, 2016:

	Three months ended March 31, 2017	Year ended December 31, 2016
	($ millions)
Net earnings	$3.0	$82.2
Depreciation and amortization	133.2	536.7
Net finance expense	61.3	195.7
Income tax expense	8.0	19.2

EBITDA	205.5	833.8
Corporate expense	9.7	34.2
Share-based compensation expense	15.2	44.5
Restructuring costs	14.7	8.8
Enterprise improvement costs	–	12.4
Acquisition related expense	0.1	1.3
Executive compensation settlement	–	3.0
Foreign exchange differences	(0.1)	3.7
Joint venture losses	–	5.1
Loss from extinguishment of debt	0.7	47.6

Adjusted operating EBITDA	245.8	994.4

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables present, as of the dates and for the periods indicated, selected historical unaudited pro forma condensed combined financial information per MDA Common Share. You should read this information in conjunction with, and the information is qualified in its entirety by (a) the consolidated financial statements of MDA and notes thereto incorporated by reference into this Management Information Circular; and (b) the financial information contained in the unaudited pro forma condensed combined financial statements, including the notes thereto, attached as Appendix F to this Management Information Circular. For information about the filings incorporated by reference in this Management Information Circular, see the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference”.

The following pro forma information has been prepared in accordance with IFRS. It does not reflect cost savings, synergies or certain other adjustments that may result from the Merger. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the Merger and, accordingly, does not attempt to predict or suggest future results.

The following table assumes the issuance of approximately 21.5 million MDA Common Shares in connection with the Merger, which is the number of shares issuable by MDA in connection with the Merger assuming the Merger was completed on May 25, 2017. As discussed in this Management Information Circular, the actual number of MDA Common Shares issuable in the Merger will be adjusted based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding immediately prior to the Effective Time. The pro forma data in the tables assume that the Merger occurred on January 1, 2016 for income statement purposes and on March 31, 2017 for balance sheet purposes, and that the Merger is accounted for as a business combination applying the acquisition method of accounting with MDA as the acquirer.

MDA COMMON SHARES	Three months ended March 31, 2017	Year ended December 31, 2016
Basic earnings per common share
Historical	$0.16	$3.84
Pro forma combined	$0.05	$1.42
Diluted earnings per common share
Historical	$0.15	$3.74
Pro forma combined	$0.05	$1.36
Dividends per common share
Historical	$0.37	$1.48
Pro forma combined	$0.37	$1.48
Book value per common share at period end
Historical	$31.45	$31.85
Pro forma combined	$40.35	$43.02

GENERAL INFORMATION FOR THE MEETING

Date, Time and Place of the Meeting

The MDA Meeting will be held at the Fairmont Waterfront Hotel, MacKenzie Ballroom, 900 Canada Place Way, Vancouver, B.C., V6C 3L5 at 1:00 p.m. (Vancouver Time) on July 27, 2017.

MDA Record Date and MDA Shareholders Entitled to Vote

The MDA Board has fixed June 21, 2017 as the MDA Record Date. MDA Shareholders of record at the close of business on June 21, 2017 are entitled to notice of the MDA Meeting and to vote thereat or at any adjournment or postponement thereof.

As of the close of business on the MDA Record Date, there were issued and outstanding a total of 36,436,775 MDA Common Shares. Each issued and outstanding MDA Common Share on the MDA Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the MDA Meeting. As of the date of this Management Information Circular, there are no preferred shares issued and outstanding.

Quorum

At least two persons who are, or represent by proxy, MDA Shareholders holding, in the aggregate, at least 25% of the issued shares entitled to be voted at the MDA Meeting. If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum.

MDA Common Shares held through a nominee with respect to which the Beneficial MDA Shareholder fails to give voting instructions to the nominee, and MDA Common Shares with respect to which the Beneficial MDA Shareholder otherwise fails to vote, will not be considered present for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the purposes of approval of the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and each of the Annual Resolutions, MDA expects that the MDA Meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the MDA Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the MDA Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the Meeting – Adjournment”.

Purpose of the Meeting

The MDA Meeting is being held for the following purposes:

1.	to place before the MDA Meeting the consolidated financial statements of MDA for the fiscal year ended December 31, 2016, together with the auditors’ report thereon;

2.	to elect the board of directors for the ensuing year (the “Annual Director Nominees Proposal”);

3.	to appoint the auditors for the ensuing year;

4.	to consider and pass a non-binding advisory resolution to accept MDA’s approach to executive compensation;

5.	to consider and pass an ordinary resolution approving the 2017 Long-term Incentive Plan of MDA, for the purpose of the issue of MDA Common Shares from treasury thereunder and the reservation of MDA Common Shares for issuance thereunder;

6.	to consider and pass an ordinary resolution approving the Omnibus Equity Incentive Plan of MDA, for the purpose of the issue of MDA Common Shares from treasury thereunder and the reservation of MDA Common Shares for issuance thereunder;

7.	to consider and pass with or without variation, an ordinary resolution authorizing and approving the issuance by MDA of such number of MDA Common Shares as shall be necessary pursuant to the terms of the Merger Agreement;

8.	conditional upon the approval of the MDA Common Share Issuance Resolution, to elect to the board of directors of MDA each of the DigitalGlobe Nominees, effective as of the Effective Time; and

9.	to transact such other business that may properly come before the MDA Meeting or any adjournment or postponement thereof.

Business items 2, 3, 4, 5 and 6 are collectively referred to as the “Annual Resolutions”.

Particulars of the subject matter of the MDA Common Share Issuance Resolution are described in this Management Information Circular below and particulars of the subject matter of the Annual Resolutions are set out in Annex A to this Management Information Circular.

The Merger cannot be completed without MDA Shareholders approving the MDA Common Share Issuance Resolution.

The MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions.

Business of the MDA Meeting

MDA Common Share Issuance Resolution

Pursuant to Section 611(c) of the TSX Company Manual, security holder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. Pursuant to the terms of the Merger Agreement and in connection with the Merger, MDA has agreed to pay cash in an amount equal to US$17.50 and issue 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share in exchange for each share of DigitalGlobe Common Stock issued and outstanding immediately prior to the Effective Time.

In addition, each share of DigitalGlobe Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Preferred Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Preferred Stock owned by DigitalGlobe Shareowners who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration that the DigitalGlobe Shareowner would have been entitled to receive had such DigitalGlobe Shareowner, immediately prior to the Effective Time, converted such DigitalGlobe Preferred Stock into DigitalGlobe Common Stock in accordance with the DigitalGlobe Certificate of Designation.

Further, at the Effective Time, each DigitalGlobe Option, whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA Common Shares (the “Option Consideration”), as described below. The cash component of the Option Consideration for a DigitalGlobe Option will equal the positive difference, if any, between (a) the product of (i) the Cash Consideration (US$17.50) and (ii) the number of shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time less (b) the Total Cash Exercise Price. The MDA share component of the Option Consideration for a DigitalGlobe Option will be a number of MDA Common Shares equal to (a) the positive difference, if any, between (i) the product of (A) the Parent Share Consideration Value and (B) the number of shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time less (ii) the aggregate exercise price of the shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time reduced by the Total Cash Exercise Price, divided by (b) the Parent Closing Stock Value.

In addition, at the Effective Time, each DigitalGlobe RSU subject to unsatisfied performance conditions for a performance period that includes the date of the closing of the Merger occurs (a “DigitalGlobe Performance-Based RSU”), whether vested or unvested, and each DigitalGlobe RSU that is not a DigitalGlobe Performance-Based RSU and that is, vested immediately prior to the Effective Time after giving effect to any accelerated vesting in connection with the Merger, will be cancelled in exchange for the right to receive (a) a cash payment equal to the product of (i) the Cash Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU, and (b) a number of MDA Common Shares equal to the product of (i) the Stock Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU. Further, each DigitalGlobe RSU that is not a DigitalGlobe Performance-Based RSU and that is not, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transactions contemplated by the Merger Agreement, vested (the “DigitalGlobe Unvested Time-Based RSUs”) that is outstanding immediately before the Effective Time will automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by MDA (a “Converted RSU”).

For further details regarding the treatment of DigitalGlobe Options and DigitalGlobe RSUs in the Merger, see the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards.”

The actual number of MDA Common Shares that will be issued at the Effective Time may change due to potential exercises of appraisal rights by DigitalGlobe Shareowners, potential exercises of DigitalGlobe Options, vesting of DigitalGlobe RSUs and other adjustments described in the Merger Agreement. Issuances by DigitalGlobe of shares of DigitalGlobe Common Stock (other than shares of DigitalGlobe Common Stock issued upon conversion of DigitalGlobe Preferred Stock in accordance with the terms of the DigitalGlobe Certificate of Designation), DigitalGlobe Options and DigitalGlobe RSUs are restricted pursuant to the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of MDA. For information regarding restrictions on issuances of DigitalGlobe Common Stock, DigitalGlobe Options and DigitalGlobe RSUs see the section entitled “The Merger Agreement – Covenants Regarding Conduct of Business by DigitalGlobe Pending the Merger”.

At the close of business on June 12, 2017, approximately (i) 62,155,231 shares of DigitalGlobe Common Stock were issued and outstanding, not including 15,637,541 shares of DigitalGlobe Common Stock which were held as treasury stock as of June 12, 2017, (ii) 80,000 shares of DigitalGlobe Preferred Stock were issued and outstanding and (iii) 5,167,403 shares of DigitalGlobe Common Stock were reserved and available for issuance pursuant to the DigitalGlobe equity plans, of which (a) 1,094,391 shares of DigitalGlobe Common Stock were issuable upon exercise of outstanding DigitalGlobe Options and (b) 2,665,467 shares of DigitalGlobe Common Stock were the subject of DigitalGlobe RSUs, assuming target performance with respect to performance-based DigitalGlobe RSUs. On this basis, in connection with the Merger, approximately (a) 20,866,028 MDA Common Shares would be issued at the Effective Time to holders of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs and (b) 600,556 MDA Common Shares would be reserved for issuance, which will be issuable upon the vesting of the Converted RSUs following the Effective Time. The MDA Common Shares to be issued, or reserved for issuance, to current DigitalGlobe securityholders pursuant to the Merger Agreement represents approximately 58.9% of the issued and outstanding MDA Common Shares on a non-diluted basis as of June 12, 2017. Based on the foregoing, immediately following completion of the Merger, MDA Shareholders would own approximately 62.9% of the then outstanding MDA Common Shares and former securityholders of DigitalGlobe would own approximately 37.1% of the then outstanding MDA Common Shares (assuming the issuance of the 600,556 MDA Common Shares expected to be reserved for issuance in respect of the Converted RSUs).

For illustrative purposes, in the event that all of the DigitalGlobe Options are exercised and all shares of DigitalGlobe Common Stock reserved for issuance pursuant to the other DigitalGlobe equity plans are issued prior to the Effective Time and assuming the number of shares of DigitalGlobe Common Stock outstanding at the Effective Time was otherwise increased by 5%, (a) 22,599,070 MDA Common Shares would be issued at the Effective Time to holders of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs and (b) 600,930 MDA Common Shares would be reserved for issuance, which will be issuable upon the vesting of the Converted RSUs following the Effective Time. Under these assumptions, the MDA Common Shares to be issued, or reserved for issuance, to current DigitalGlobe securityholders pursuant to the Merger Agreement would represent approximately 63.7% of the issued and outstanding MDA Common Shares on a non-diluted basis as of June 12, 2017. Based on the foregoing, immediately following completion of the Merger, MDA Shareholders would own approximately 61.1% of the then outstanding MDA Common Shares and former securityholders of DigitalGlobe would own approximately 38.9% of the then outstanding MDA Common Shares (assuming the issuance of the 600,930 MDA Common Shares expected to be reserved for issuance in respect of the Converted RSUs). This is a hypothetical situation for illustrative purposes only and does not represent the number of shares of DigitalGlobe Common Stock that are expected to be issued and outstanding at the Effective Time nor the number of MDA Common Shares that are expected to be issued pursuant to the terms of the Merger Agreement.

The actual number of MDA Common Shares to be issued, and reserved for issuance, pursuant to the Merger Agreement will be determined immediately prior to the Effective Time based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding at such time. The Stock Consideration represents a per share value of US$17.50 based on the closing price per MDA Common Share of $73.40 on the Toronto Stock Exchange (the “TSX”) on February 16, 2017, the last full trading day prior to media reports that MDA and DigitalGlobe were in merger discussions (converted to U.S. dollars using a Canadian dollar-to-U.S. dollar exchange rate of 0.7612).

At the MDA Meeting, MDA Shareholders will be asked to consider and pass with or without variation, the MDA Common Share Issuance Resolution, the text of which is set out below, approving the issuance of MDA Common Shares to DigitalGlobe Shareowners in connection with the Merger.

In accordance with the terms of the Merger Agreement, it is a condition to the completion of the Merger that the MDA Common Share Issuance Resolution be approved by the MDA Shareholders.

At its meeting held on February 23, 2017, having undertaken a review of, and carefully considered, information concerning DigitalGlobe, the Merger and alternatives, including in-depth consultation with MDA’s management and MDA’s legal and financial advisors (including, among other things, a review and consideration of the opinion of BofA Merrill Lynch and the opinion of BMO Capital Markets), and consideration of such other matters as the MDA Board considered relevant, the MDA Board (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of MDA; (b) approved the Merger Agreement and the transactions contemplated thereby; and (c) resolved to unanimously recommend approval of the MDA Common Share Issuance Resolution to the MDA Shareholders. Accordingly, the MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution.

For further information regarding MDA’s reasons for pursuing the Merger, see the section entitled “The Merger – MDA’s Reasons for the Merger”.

MDA Common Share Issuance Resolution
“RESOLVED AS AN ORDINARY RESOLUTION THAT:

The issuance by MacDonald, Dettwiler and Associates Ltd. (“MDA”) of such number of common shares in the capital of MDA as shall be necessary pursuant to the terms of the Agreement and Plan of Merger dated as of February 24, 2017 (the “Merger Agreement”) among MDA, SSL MDA Holdings, Inc. (“Holdings”), a Delaware corporation and wholly owned subsidiary of MDA, Merlin Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Holdings,and DigitalGlobe, Inc., all in connection with the Merger of Merger Sub with and into DigitalGlobe as provided for by the Merger Agreement and as described in MDA’s management information circular dated June 21, 2017, is hereby authorized and approved.”

The MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution. Unless otherwise specified in your form of proxy, the persons named in your form of proxy intend to vote FOR the MDA Common Share Issuance Resolution.

DigitalGlobe Nominees Proposal

The MDA Board has set the number of directors for the MDA Board at eight; however, it has conditionally set the number of directors following the Effective Time at eleven. The following three individuals (the “DigitalGlobe Nominees”) were mutually agreed upon in good faith by MDA and DigitalGlobe (and were each serving as a director of DigitalGlobe as of February 24, 2017) and were reasonably approved by the Governance and Nominating Committee of the MDA Board for nomination for election as additional directors of the MDA Board, effective as of the Effective Time, at the MDA Meeting. The persons named on the accompanying form of proxy intend to vote for each of the DigitalGlobe Nominees unless an MDA Shareholder specifies in the form of proxy to withhold the vote of the MDA Common Shares held for such DigitalGlobe Nominee.

None of the DigitalGlobe Nominees currently hold any MDA Common Shares although they will receive MDA Common Shares at the Effective Time pursuant to the Merger.

The following information states the names of the DigitalGlobe Nominees and their principal occupation, their MDA Common Share ownership target holdings, their business experience and professional qualifications, their directorships held, their principal occupations for the past five years and their proposed committee memberships. None of the DigitalGlobe Nominees are currently directors of MDA and none currently hold any MDA Common Shares although they will receive MDA Common Shares at the Effective Time pursuant to the Merger as described elsewhere in this Management Information Circular. If elected, each DigitalGlobe Nominee’s term of office will begin at the Effective Time and expire at the next following annual general meeting of MDA Shareholders or when his or her successor is elected or appointed. If elected, it is expected that, as of the Effective Time, General Estes, will be appointed as a member of MDA’s Human Resources and Management Compensation Committee, Dr. Mason will be appointed as a member of MDA’s Governance and Nominating Committee and Mr. Cyprus will be appointed as a member of MDA’s Audit Committee.

It is not contemplated that any of the DigitalGlobe Nominees will be unable or unwilling to serve as a director but if for any reason prior to the MDA Meeting any DigitalGlobe Nominee should become unable to serve or declare that he is unwilling to serve, the MDA Board reserves the right to nominate another person for election as director, and in such event proxies received by persons named on the accompanying form of proxy may be voted for such person.

Other than as disclosed below, for the ten years ended December 31, 2016, MDA is not aware that DigitalGlobe Nominee had been a director or executive officer of another issuer which, while that person was acting in that capacity (a) became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or the executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

Set forth below is certain information concerning the DigitalGlobe Nominees:

Howell M. Estes, III: General Estes has been the President of Howell Estes & Associates, Inc., a consulting firm, since 1998. General Estes serves on the Boards of Directors of Analytical Graphics, Inc., a software development company focused on spaceflight and national security, and the Air Force Academy Foundation. From 1965 to 1998, he served in the U.S. Air Force. At the time of his retirement from the Air Force, he was Commander-in-Chief of the North American Aerospace Defense Command and the United States Space Command and also Commander of the Air Force Space Command. In addition to a Bachelor of Science Degree from the Air Force Academy, he holds a Master of Arts Degree in Public Administration from Auburn University and is a graduate of the Program for Senior Managers in Government at Harvard’s JFK School of Government. General Estes is a resident of Colorado, U.S.A.

L. Roger Mason, Jr.: Dr. Mason has been the Senior Vice President, Chief Security Officer of Noblis, a nonprofit science, technology, and strategy organization since January 2014. Prior to joining Noblis, from May 2009 to January 2014, Dr. Mason was the Assistant Director of National Intelligence for Systems and Resource Analyses (ADNI/SRA). Dr. Mason also serves as a director of the Intelligence and National Security Alliance, a 501(c)6 organization, and also serves on its Audit and Compensation Committees. Dr. Mason earned his doctorate and master’s degrees in engineering physics (nuclear) from the University of Virginia, a master’s degree in business administration from Northwestern University (Kellogg School), and a bachelor’s degree in physics from The George Washington University. Dr. Mason is resident of Virginia, U.S.A.

Nick S. Cyprus: Mr. Cyprus was Vice President, Controller and Chief Accounting Officer of General Motors Company, an automotive manufacturer, from December 2006 to July 2013. Prior to joining General Motors Company, from May 2004 to March 2006, Mr. Cyprus served as Senior Vice President, Controller, and Chief Accounting Officer of Interpublic Group of Companies. From 1999 to 2004, Mr. Cyprus was Vice President, Controller, and Chief Accounting Officer at AT&T Corporation. Mr. Cyprus currently sits on the Board of Directors of Trusted Media Brands, Inc. (f/k/a Reader’s Digest Association, Inc.) and is the Chairman of its Audit Committee. Mr. Cyprus also sits on the Board of Directors of Volt Information Sciences, Inc., and is the Chairman of its Audit Committee as

well as a member of its Governance and Nominating Committee and Compensation Committee. Mr. Cyprus holds a Master of Business Administration from New York University’s Stern School of Business and a Bachelor of Science Degree in Accounting from Fairleigh Dickinson University in New Jersey. Mr. Cyprus is a certified public accountant. Mr. Cyprus is a resident of New Jersey, U.S.A.

In June 2009, while Mr. Cyprus was the Vice President, Controller and Chief Accounting Officer of General Motors Company, General Motors Company filed for Chapter 11 bankruptcy protection under the U.S. Bankruptcy Code in connection with a restructuring of the company’s debt. In addition, in February 2013, while Mr. Cyprus was a member of the Board of Directors of the Reader’s Digest Association, Inc., RDA Holding Co., the parent of the Reader’s Digest Association, Inc., and the Reader’s Digest Association, Inc. filed for Chapter 11 bankruptcy protection under the U.S. Bankruptcy Code in connection with a restructuring of the company’s debt.

For information concerning the interests of DigitalGlobe Nominees in the Merger, see the section entitled “Interest of Management and Others in Material Transactions” in Appendix F to this Management Information Circular.

For information concerning the current MDA Board, MDA’s corporate governance practices and the compensation of MDA’s directors, see the sections entitled “Annual Election of Directors”, “Statement of Corporate Governance Practices” and “Director Compensation” in Annex A to this Management Information Circular.

The MDA Board has also unanimously determined that the DigitalGlobe Nominees Proposal is in the best interests of MDA. Accordingly, the MDA Board unanimously recommends that MDA Shareholders vote FOR the DigitalGlobe Nominees Proposal.

Annual Resolutions

In addition to the foregoing resolutions, MDA Shareholders will be asked at the MDA Meeting to consider and vote on each of the Annual Resolutions. For more information concerning the Annual Resolutions, see Annex A to this Management Information Circular.

The MDA Board has unanimously determined that each of the Annual Resolutions is in the best interests of MDA. Accordingly, the MDA Board unanimously recommends that MDA Shareholders vote FOR each of the Annual Resolutions.

Required Vote

The Merger cannot be completed without MDA Shareholders approving the MDA Common Share Issuance Resolution. Approval of the MDA Common Share Issuance Resolution and each of the Annual Resolutions (other than the Annual Director Nominees Proposal) requires the affirmative vote of a majority of the votes cast in respect of the respective resolutions by MDA Shareholders present in person or represented by proxy at the MDA Meeting.

With respect to the DigitalGlobe Nominees Proposal and the Annual Director Nominees Proposal, under the BCA, directors are elected by a plurality of the votes cast at a meeting of MDA Shareholders. This means votes withheld for a nominee, have no effect on the outcome of the election because there is no alternate slate of directors being proposed by MDA, and therefore, a nominee may be elected with a single favorable vote, even if a majority of the MDA Common Shares withhold their vote for such nominee.

However, pursuant to MDA’s majority voting policy, if, with respect to any particular nominee, the number of MDA Common Shares withheld exceeds the number of MDA Common Shares voted in favour of the nominee, then for purposes of the MDA’s majority voting policy, the nominee shall be considered not to have received the support of the MDA Shareholders, even though duly elected as a matter of corporate law, and is expected to immediately submit to the MDA Board his or her resignation. The Governance and Nominating Committee will promptly consider the director’s offer to resign and will make a recommendation to the MDA Board whether to accept it. With the exception of special circumstances that would warrant the continued service of the applicable director on the MDA Board, the Governance and Nominating Committee will accept and recommend acceptance of the resignation of that director, by the MDA Board. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the MDA Board will decide whether to accept or not accept the resignation of that director. Following the decision of the MDA Board on the resignation, the MDA Board will disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. The MDA’s majority voting policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected.

If, in the case of registered MDA Shareholders, you submit a signed and dated blank form of proxy or, in the case of Beneficial MDA Shareholders, you submit a signed and dated blank voting instruction form, your MDA Common Shares will be voted for the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and each of the Annual Resolutions. If, in the case of a registered MDA Shareholders, you fail to submit a form of proxy or, in the case of Beneficial MDA Shareholders, you fail to submit voting instructions to your nominee, your MDA Common Shares will not be counted as present for purposes of a quorum, and it will have no effect on the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal and each of the Annual Resolutions, assuming that a quorum is otherwise present at the MDA Meeting.

Voting by Directors and Executive Officers

As of the MDA Record Date for the MDA Meeting, MDA directors and executive officers had the right to vote approximately 68,173 MDA Common Shares, representing approximately 0.2% of the MDA Common Shares then outstanding and entitled to vote at the MDA Meeting. It is expected that MDA directors and executive officers who are MDA Shareholders will vote FOR the MDA Common Share Issuance Resolution, although none of them has entered into any agreement requiring them to do so, FOR the DigitalGlobe Nominees Proposal and FOR each of the Annual Resolutions. As of the MDA Record Date, the directors and executive officers of DigitalGlobe did not own any MDA Common Shares.

Adjournment

In accordance with MDA’s Articles, the chair of a meeting of MDA Shareholders may, and if so directed by the meeting must, adjourn such meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the earlier meeting from which the adjournment took place.

In addition, the Merger Agreement provides that, if, on the scheduled date of the MDA Meeting, there are insufficient MDA Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the MDA Meeting or at such time MDA has not received proxies sufficient to allow the receipt of the approval of the MDA Common Share Issuance Resolution, MDA may (and if DigitalGlobe so requests, shall) change the date of, postpone or adjourn the MDA Meeting (but not to a date later than the Business Day prior to 5:00 p.m. Eastern Time on December 7, 2017 and provided that MDA shall not be required to set a new record date) to permit the solicitation of additional proxies.

Under the Merger Agreement, MDA has no obligation to convene or hold the MDA Meeting to consider and vote upon the MDA Common Share Issuance Resolution and MDA will be permitted to adjourn, postpone or cancel such special meeting if called, until certain regulatory conditions have been satisfied. Therefore, if at the time of the MDA Meeting, such conditions have not been satisfied, after the Annual Resolutions have been considered, the MDA Meeting may be adjourned or terminated until such time as such conditions shall have been satisfied; at which time the MDA Meeting will be reconvened or recalled and the MDA Common Share Issuance Resolution and the DigitalGlobe Nominees Proposal will be considered.

In the case of the reconvening of any adjourned MDA Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the MDA Meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting. See the section entitled “General Information for the Meeting – Appointment and Revocation of Proxies”.

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the MDA Board and management of MDA for use at the MDA Meeting, and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual and Special Meeting. The MDA Board and management of MDA are soliciting proxies of all registered MDA Shareholders and Beneficial MDA Shareholders primarily by mail and electronic means, supplemented by telephone or other contact by employees of MDA (who will receive no additional compensation) and all such costs will be borne by MDA. MDA has engaged Laurel Hill Advisory Group as its proxy solicitation agent and will pay it fees of up to $130,000 in addition to certain out-of-pocket expenses. MDA may also reimburse brokers and other persons holding MDA Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

Additionally, MDA may use Broadridge’s QuickVote™ service to assist Beneficial MDA Shareholders with voting their MDA Common Shares. Certain Beneficial MDA Shareholders may be contacted by MDA’s proxy solicitation agent, Laurel Hill Advisory Group, to conveniently vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions with respect to the MDA Common Shares to be represented at the MDA Meeting.

If you have any questions about the Merger, the other transactions contemplated by the Merger Agreement, including the MDA Common Share Issuance Resolution, the MDA Meeting or the proxy materials or if you need assistance submitting your form of proxy or voting your MDA Common Shares or need additional copies of this document or the enclosed form of proxy, you should contact MDA’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at
416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

This Management Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Appointment and Revocation of Proxies

Each of the persons named in the accompanying form of proxy or voting instruction form is a director or an executive officer of MDA. An MDA Shareholder who wishes to appoint some other person (who is not required to be an MDA Shareholder) as his, her or its proxyholder at the MDA Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and deleting the names printed thereon or by completing a proper form of proxy or voting instruction form. Such MDA Shareholder should notify the nominee of his or her appointment and instruct the nominee on how the MDA Common Shares are to be voted.

A proxy will not be valid for the MDA Meeting or any adjournment or postponement thereof unless it is signed by the MDA Shareholder or by the MDA Shareholder’s attorney authorized in writing or, if the MDA Shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of the corporation and delivered to MDA, c/o Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax at
1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (collect outside of North America), not later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or if the MDA Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the MDA Meeting is reconvened. Late proxies may be accepted or rejected by the chairman at his or her discretion and the chairman is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chairman at his or her discretion without notice.

MDA Shareholders whose MDA Common Shares are registered in their names may also vote their MDA Common Shares using a touch-tone telephone by calling 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (collect outside of North America) or by the internet at www.investorvote.com. If voting by phone or on the internet, please follow the instructions carefully and ensure that you have your form of proxy in hand as you will be required to enter the control number located on the form of proxy. Your vote must be received not later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or if the MDA Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the MDA Meeting is reconvened. If you wish to attend the MDA Meeting in person or appoint someone else to attend on your behalf, you must do so either by the internet, mail or fax. The telephone voting service is not available for this purpose.

If you are a registered MDA Shareholder, you can change or revoke a previously delivered vote by: (a) voting again on the internet or by telephone, or completing a new form of proxy that is dated later than the form of proxy previously submitted and depositing it with Computershare Investor Services Inc. in accordance with the instructions set out above no later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or, if the MDA Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) before the MDA Meeting is reconvened; (b) depositing a written statement with (i) Computershare Investor Services Inc. (executed by you or a person authorized to sign on your behalf) in accordance with the instructions set out above no later than 1:00 p.m. (Vancouver Time) on July 25, 2017, or, if the MDA Meeting is adjourned or postponed, no later than 24 hours (excluding weekends and statutory holidays in British Columbia) before the MDA Meeting is reconvened or (ii) the scrutineers of the MDA Meeting, addressed to the chair of the MDA Meeting, prior to the commencement of the MDA Meeting on the day of the MDA Meeting, or if the meeting is adjourned postponed, prior to the commencement of the reconvened or postponed meeting on the day of such reconvened or postponed meeting; or (c) in any other manner permitted by law.

If you are a Beneficial MDA Shareholder, contact your nominee for instructions on how to change or revoke your vote.

Advice to Beneficial Holders of MDA Common Shares

The information set forth in this section is of significant importance to many MDA Shareholders, as a substantial number of MDA Shareholders do not hold MDA Common Shares in their own name. Beneficial MDA Shareholders should note that only proxies deposited by MDA Shareholders whose names appear on the records of MDA as the registered holder of MDA Common Shares can be recognized and acted upon at the MDA Meeting. If MDA Common Shares are listed in an account statement provided to a Beneficial MDA Shareholder by a broker, then in almost all cases those MDA Common Shares will not be registered in the MDA Shareholder’s name on the records of MDA. In Canada, the majority of MDA Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). MDA Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial MDA Shareholder. Without specific instructions, brokers, banks, trust companies or other intermediaries or nominees are prohibited from voting MDA Common Shares for their clients. Therefore, Beneficial MDA Shareholders should ensure that the instructions regarding the voting of their MDA Common Shares are communicated to the appropriate person on a timely basis.

In Canada and the United States, brokers, banks, trust companies or other intermediaries or nominees are required to seek voting instructions from Beneficial MDA Shareholders in advance of shareholder meetings. Each nominee has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial MDA Shareholders in order to ensure that their MDA Common Shares are voted at the MDA Meeting. In some cases, the voting instruction form provided to Beneficial MDA Shareholders by their nominee is very similar, even identical, to the form of proxy provided to registered MDA Shareholders. However, its purpose is limited to instructing the registered MDA Shareholder (the nominee) on how to vote on behalf of the Beneficial MDA Shareholder. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically prepares a machine readable voting instruction form which is mailed to Beneficial MDA Shareholders with a request that Beneficial MDA Shareholders return the forms to Broadridge or follow specified telephone or internet based voting procedures. Broadridge then tabulates the results of the voting instructions received and provides appropriate instructions regarding the voting of MDA Common Shares to be represented at the MDA Meeting. A Beneficial MDA Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote MDA Common Shares directly at the MDA Meeting. The voting instruction form must be returned to Broadridge or voting instructions communicated to Broadridge well in advance of the MDA Meeting in order to have such MDA Common Shares voted at the MDA Meeting.

Although a Beneficial MDA Shareholder may not be recognized directly at the MDA Meeting for the purposes of voting MDA Common Shares registered in the name of his, her or its nominee, a Beneficial MDA Shareholder may attend the MDA Meeting as proxyholder for the registered MDA Shareholder and vote the MDA Common Shares in that capacity. Beneficial MDA Shareholders who wish to attend the MDA Meeting and indirectly vote their MDA Common Shares must do so as proxyholder for the registered MDA Shareholder. They should contact their nominee well in advance of the MDA Meeting for instructions on how to do so.

Voting of Proxies

All MDA Common Shares represented at the MDA Meeting by a properly executed proxy will be voted on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the MDA Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. In the absence of any such specification or instruction, the persons whose names appear on the form of proxy, if named as proxyholders, will vote in favour of the MDA Common Share Issuance Resolution, the DigitalGlobe Nominee Resolution and each of the Annual Resolutions.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and any other matters which may properly come before the MDA Meeting. As of the date hereof, management of MDA is not aware of any amendments, variations or other matters to be presented for action at the MDA Meeting. If, however, amendments, variations or other matters properly come before the MDA Meeting, the persons designated in the form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Voting Shares and Principal Holders

The MDA Board has fixed June 21, 2017 as the MDA Record Date. MDA Shareholders of record at the close of business on June 21, 2017 are entitled to notice of the MDA Meeting and to vote thereat or at any adjournment or postponement thereof.

As of the close of business on the MDA Record Date, there were issued and outstanding a total of 36,436,775 MDA Common Shares. Each issued and outstanding MDA Common Share on the MDA Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the MDA Meeting. As of the date of this Management Information Circular, there are no preferred shares of MDA issued and outstanding.

To the knowledge of the MDA Board and of the executive officers of MDA no person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of MDA.

THE MERGER

This section of this Management Information Circular describes the various aspects of the Merger and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire Management Information Circular and the documents incorporated by reference into this Management Information Circular, including the full text of the Merger Agreement, which is incorporated by reference herein and may be viewed under MDA’s profile on SEDAR at www.sedar.com or DigitalGlobe’s profile on EDGAR at www.sec.gov, for a more complete understanding of the Merger. In addition, important business and financial information about each of MDA and DigitalGlobe is included in or incorporated by reference into this Management Information Circular. For a listing of the documents incorporated by reference into this Management Information Circular, see the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference”.

Transaction Structure

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, at the Effective Time, Merger Sub, an indirect wholly owned subsidiary of MDA, will merge with and into DigitalGlobe. As a result, DigitalGlobe will survive the Merger as an indirect wholly owned subsidiary of MDA. The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this Management Information Circular and is incorporated by reference herein. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Merger are qualified by reference to the Merger Agreement.

Merger Consideration

Under the terms of the Merger Agreement, if the Merger is completed, each share of DigitalGlobe Common Stock outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Common Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Common Stock owned by holders who properly exercise their appraisal rights under the DGCL) will automatically be cancelled and converted into the right to receive (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share, without interest and subject to any required withholding for taxes.

Each share of DigitalGlobe Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Preferred Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Preferred Stock owned by holders who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration that the holder of such DigitalGlobe Preferred Stock would have been entitled to receive had such holder, immediately prior to the Effective Time, converted such DigitalGlobe Preferred Stock into DigitalGlobe Common Stock in accordance with the DigitalGlobe Certificate of Designation.

Based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding as of June 12, 2017, pursuant to the Merger Agreement, MDA would issue approximately 20,866,028 MDA Common Shares at the Effective Time to DigitalGlobe securityholders and would reserve for issuance approximately 600,556 MDA Common Shares, which will be issuable upon the vesting of the Converted RSUs following the Effective Time. The actual number of MDA Common Shares to be issued, and reserved for issuance, pursuant to the Merger Agreement will be determined immediately prior to the Effective Time based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding at such time. Based on the number of shares of DigitalGlobe Common Stock, shares of DigitalGlobe Preferred Stock, DigitalGlobe Options and DigitalGlobe RSUs outstanding as of June 12, 2017, and the number of MDA Common Shares outstanding as of June 12, 2017, immediately after completion of the Merger, current MDA Shareholders would own approximately 62.9% of the then outstanding MDA Common Shares and former securityholders of DigitalGlobe would own approximately 37.1% of the then outstanding MDA Common Shares (assuming the issuance of 600,556 MDA Common Shares expected to be reserved for issuance in respect of the Converted RSUs).

Based on the closing price of MDA Common Shares on the TSX on February 16, 2017, the last full trading day prior to media reports that MDA and DigitalGlobe were in merger discussions, the per share value of DigitalGlobe Common Stock implied by the Merger Consideration was $35.00 (converted to U.S. dollars using a Canadian dollar-to-U.S. dollar exchange rate of 0.7612). Based on the closing price of shares of DigitalGlobe Common Stock on the NYSE on June 16, 2017 the per share value of DigitalGlobe Common Stock implied by the Merger Consideration was $32.36 (converted to U.S. dollars based on the Bank of Canada’s daily average Canadian dollar-to-U.S. dollar exchange rate on the applicable date). The implied value of the Merger Consideration will fluctuate, however, as the market price of MDA Common Shares fluctuates, because the Stock Consideration that is payable per share of DigitalGlobe Common Stock is a fixed fraction of an MDA Common Share. As a result, the value of the Stock Consideration that DigitalGlobe Shareowners will receive upon the completion of the Merger could be greater than, less than or the same as the value of the Stock Consideration on the date of this Management Information Circular or at the time of the DigitalGlobe Meeting. Accordingly, you are encouraged to obtain current stock price quotations for DigitalGlobe Common Stock and MDA Common Shares before deciding how to vote with respect to the Common Share Issuance Resolution. DigitalGlobe Common Stock trades on the NYSE under the ticker symbol “DGI” and MDA Common Shares trade on the TSX under the ticker symbol “MDA.” The price of DigitalGlobe Common Stock on the NYSE is reported in U.S. dollars, while the price of MDA Common Shares on the TSX is reported in Canadian dollars.

Background of the Merger

The MDA Board and management of MDA continuously evaluate and review potential strategic opportunities to maximize shareholder value, including through strategic transactions. In 2016, MDA undertook a number of strategic actions, including the hiring of Howard L. Lance as President and Chief Executive Officer, the reorganization of the MDA’s operating subsidiaries under Holdings to allow for the pursuit of classified work from the U.S. government and the development of a strategy to reorganize its operations so that the ultimate parent entity will be incorporated in the U.S. by the end of 2019, which it refers to as its “U.S. growth strategy.” The Merger is a result of this continuous process.

The Merger and the terms of the Merger Agreement are the result of arm’s length negotiations conducted between representatives of MDA, DigitalGlobe and their respective legal and financial advisors. The following is a summary of the principal events, meetings, negotiations and actions among the parties leading up to the execution and public announcement of the Merger Agreement.

At its regularly scheduled meeting on July 27, 2016, the MDA Board instructed management of MDA to consider actions consistent with its U.S. growth strategy and that would achieve greater scale and diversification in its business, with an emphasis on service businesses and the communication satellite industry. Following this meeting, Mr. Lance and other members of MDA management met with representatives of BofA Merrill Lynch to consider, among other things, potential acquisition candidates that would further the MDA Board’s strategy. Of the list of potential candidates, DigitalGlobe stood out given its complementary space-related capabilities.

On October 13, 2016, Howard L. Lance, MDA’s President and Chief Executive Officer, contacted Jeffrey R. Tarr, DigitalGlobe’s President and Chief Executive Officer, by telephone to gauge DigitalGlobe’s interest in meeting to discuss a potential combination of MDA and DigitalGlobe.

On October 20, 2016, Mr. Tarr advised Mr. Lance that the DigitalGlobe Board had authorized Mr. Tarr to engage in preliminary discussions with MDA regarding a potential combination of MDA and DigitalGlobe. Messrs. Lance and Tarr agreed to meet in person on October 26, 2016.

On October 26, 2016, Messrs. Lance and Tarr met in person to discuss the strategic rationale for a business combination between MDA and DigitalGlobe, though MDA made no proposal regarding a potential business combination with DigitalGlobe at this time. During the meeting, Mr. Tarr requested that MDA provide DigitalGlobe with additional information regarding the potential business combination, including proposed terms for a business combination, regulatory approvals required by a business combination, potential customer reactions, synergies and the proposed timing. Mr. Lance agreed to provide the requested information within a month.

On October 27, 2016, at a dinner preceding a regularly scheduled MDA Board meeting, Mr. Lance briefed members of the MDA Board on his discussions with Mr. Tarr.

On October 29, 2016, Mr. Tarr called Mr. Lance to reiterate his request from their October 26, 2016 meeting that the proposal address the proposed terms for a business combination, the regulatory approvals required by a business combination, the potential customer reactions, synergies and the proposed timing. Mr. Lance advised Mr. Tarr that he would work with his advisors to put together a proposal in the coming weeks.

Between October 29, 2016 and November 18, 2016, members of MDA management worked with representatives of BofA Merrill Lynch to analyze a potential combination transaction with DigitalGlobe, including preliminary analyses related to deal structure and potential considerations.

On November 18, 2016, at a telephonic meeting of the MDA Board at which members of MDA management and representatives of BofA Merrill Lynch were present, Mr. Lance updated the MDA Board on discussions to date with DigitalGlobe. Representatives of BofA Merrill Lynch then provided the MDA Board with its preliminary financial analyses in relation to DigitalGlobe, a potential MDA-DigitalGlobe combination and certain transaction considerations. The MDA Board’s discussions considered DigitalGlobe’s value and the possibility of offering a premium to DigitalGlobe. At the conclusion of this meeting, the MDA Board requested that Mr. Lance make a proposal to DigitalGlobe to combine the companies in a transaction consistent with the MDA Board’s discussions.

On November 20, 2016, Mr. Lance met with Mr. Tarr and once again conveyed the strategic rationale for MDA to combine with DigitalGlobe, including the two companies’ complementary business profiles and diversification prospects, the meaningful opportunity for synergies and the value creation that would result from the potential combination. Mr. Lance provided Mr. Tarr with a presentation on MDA, which included a non-binding indication of interest to merge with DigitalGlobe in an all-stock transaction at no premium to the trading price of DigitalGlobe Common Stock at the time of the announcement of the transaction. Mr. Lance provided Mr. Tarr with MDA’s preliminary assessment of regulatory considerations and also expressed a potential willingness to explore alternative consideration formulations, including a mix of cash and stock at up to a ten percent premium to the trading price of DigitalGlobe Common Stock. Mr. Tarr indicated DigitalGlobe’s need for deal certainty, including a regulatory termination fee in favor of DigitalGlobe and a public commitment by MDA to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future.

On November 25, 2016, Mr. Lance contacted Mr. Tarr and reiterated a willingness to consider a cash and stock transaction structure that would include a control premium (but did not specify an amount). Following the conversation between Messrs. Lance and Tarr, representatives of BofA Merrill Lynch called representatives of PJT Partners LP, financial advisor to DigitalGlobe (“PJT Partners”), to follow up on this conversation.

On November 29, 2016, Mr. Tarr informed Mr. Lance that the DigitalGlobe Board was receptive to combining the two companies, but not on the terms of MDA’s November 20, 2016 indication of interest. Mr. Tarr advised that the DigitalGlobe Board would require a control premium and a meaningful portion of the Merger Consideration to be paid in cash. Messrs. Lance and Tarr agreed to discuss the matter further later that week and Mr. Lance indicated that MDA would work to convey a revised proposal to Mr. Tarr by December 2, 2016.

Following this call, Mr. Lance provided an update to Robert L. Phillips, the Chairman of the MDA Board, and Eric Zahler, another member of the MDA Board. Based on prior MDA Board’s discussions, these directors agreed that Mr. Lance should present DigitalGlobe with a proposal to acquire DigitalGlobe at a 15% premium to the then trading price of DigitalGlobe Common Stock, with a meaningful portion of the Merger Consideration to be paid in cash.

On November 29, 2016, representatives of PJT Partners reiterated the message that Mr. Tarr conveyed to Mr. Lance on November 29, 2016, to representatives of BofA Merrill Lynch, including the need for any revised MDA proposal to include a meaningful cash component and premium to the trading price of DigitalGlobe Common Stock, and also conveyed that DigitalGlobe would need a public commitment from MDA regarding its plan to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future.

On December 2, 2016, Messrs. Lance and Tarr met in person and Mr. Lance orally delivered MDA’s proposal to acquire DigitalGlobe at a 15% premium to the trading price of DigitalGlobe Common Stock at the time of announcement of the transaction (based on a measurement period to be determined by the parties), to be paid in MDA Common Shares and cash. Pursuant to this proposal, the surviving entity of the transaction would be a Canadian holding company, dual-listed on securities exchanges in the United States and Canada. Mr. Tarr informed Mr. Lance that the DigitalGlobe Board would meet to consider the proposal. At the meeting, Messrs. Lance and Tarr also briefly discussed the various regulatory approvals that would be required before any transaction could be consummated. Additionally, Mr. Lance reserved MDA’s right to revise its proposal after conducting further due diligence on DigitalGlobe.

On December 6, 2016, Mr. Tarr called Mr. Lance to advise him that the DigitalGlobe Board had considered the MDA proposal and had authorized DigitalGlobe management to negotiate and enter into a mutual confidentiality agreement and engage in a mutual due diligence review process with MDA. Representatives of PJT Partners, on behalf of DigitalGlobe, delivered a draft mutual nondisclosure agreement to representatives of BofA Merrill Lynch (which nondisclosure agreement included a customary standstill provision that would automatically terminate upon DigitalGlobe’s entry into a merger agreement with a third party). Messrs. Lance and Tarr agreed to hold management meetings on December 20 and 21, 2016.

On December 8, 2016, on behalf of MDA, representatives of BofA Merrill Lynch delivered a revised mutual nondisclosure agreement to representatives of PJT Partners, which included a mutual exclusivity undertaking by MDA and DigitalGlobe. Subsequently on December 8, 2016, representatives of PJT Partners delivered a further revised mutual nondisclosure agreement to MDA, which, among other things, removed the mutual exclusivity undertaking. Representatives of PJT Partners subsequently confirmed to representatives of BofA Merrill Lynch DigitalGlobe’s position that it would not agree to a mutual exclusivity undertaking. In a subsequent discussion between the parties, Mr. Lance requested that Mr. Tarr commit that DigitalGlobe would not contact other potential interested parties while it was engaged in discussions with MDA. Mr. Tarr responded that he could not make that commitment.

On December 9, 2016, the MDA Board met telephonically. Members of MDA management and representatives of BofA Merrill Lynch were also in attendance. Mr. Lance updated the MDA Board on discussions to date with DigitalGlobe. After a discussion, the MDA Board authorized Mr. Lance to enter into a mutual confidentiality agreement, commence a due diligence review of DigitalGlobe and, following the execution of the mutual confidentiality agreement, provide DigitalGlobe and its representatives with certain non-public information concerning MDA.

Later on December 9, 2016, BofA Merrill Lynch and PJT Partners discussed arranging a due diligence session for the parties and their respective outside legal counsel to be held the following week.

On December 12, 2016, Mr. Tarr and Mr. Lance spoke by telephone regarding the benefits of a strategic combination of DigitalGlobe and MDA, and also discussed logistics for mutual diligence meetings.

From December 12 through December 14, 2016, representatives of OMM, DigitalGlobe’s outside counsel, and Vinson & Elkins, MDA’s outside counsel, further negotiated the terms of the mutual nondisclosure agreement, which agreement was entered into by DigitalGlobe and MDA on December 14, 2016. The nondisclosure agreement did not contain an exclusivity undertaking by either party.

On December 14, 2016, representatives of senior management of each of DigitalGlobe and MDA had a call to discuss certain preliminary due diligence matters, including required regulatory approvals for the proposed transaction and MDA’s pending Security Control Agreement with the U.S. Department of Defense.

On December 20 and 21, 2016, representatives of senior management of each of MDA and DigitalGlobe met to provide each other with an overview of their respective businesses and operations. Representatives of each of BofA Merrill Lynch and PJT Partners also participated in this meeting.

During the weeks of January 2nd, 9th, and 16th, 2017, members of the management teams and financial advisors of each of DigitalGlobe and MDA held several calls to discuss the potential synergies arising from a combination of DigitalGlobe and MDA, as well as MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the U.S. within a reasonable time in the future.

On January 11, 2017, the management team of MDA met with the management team of DigitalGlobe to conduct financial and human resources diligence on DigitalGlobe. Representatives of each of BofA Merrill Lynch and PJT Partners also participated in these meetings.

On January 12, 2017, the electronic data room for DigitalGlobe was opened to representatives of MDA and its respective advisors.

On January 21, 2017, at a special MDA Board meeting, representatives of Stikeman, MDA’s outside Canadian counsel, provided the MDA Board with a summary of their duties under Canadian law when evaluating and potentially negotiating and consummating a potential transaction with DigitalGlobe. Members of MDA senior management provided the MDA Board with an overview of DigitalGlobe, including DigitalGlobe’s strategic fit with MDA’s business goals, the markets DigitalGlobe serves, expected revenues and synergies from the potential transaction and MDA’s potential financing plan. Representatives of BofA Merrill Lynch then advised the MDA Board on potential consideration composition and potential premium levels. Following discussion, the MDA Board instructed management of MDA to continue to pursue an acquisition of DigitalGlobe and authorized management of MDA to increase its offer, as well as alter the mix between cash and MDA Common Shares, in each case within certain parameters and if necessary.

On January 22, 2017, Messrs. Lance and Tarr spoke by phone and Mr. Lance delivered a revised, non-binding oral indication of interest to acquire DigitalGlobe at a 15% premium to the trading price of DigitalGlobe Common Stock at the time of announcement of the transaction (based on a measurement period to be determined by the parties), to be paid in MDA Common Shares and a cash component based on 4.0x net leverage for the pro forma combined entity (calculated as estimated pro forma debt minus estimated pro forma cash, divided by estimated pro forma last twelve months (LTM) earnings before interest, tax, depreciation and amortization (EBITDA)) at the then-estimated time of closing of the transaction. As with MDA’s December 2, 2016 proposal, the surviving entity of the transaction would be a Canadian holding company dual-listed on securities exchanges in the United States and Canada.

On January 24, 2017, members of MDA’s management team, along with MDA’s outside tax advisors, participated in a call with members of DigitalGlobe’s management team and representatives of each of PJT Partners and OMM for preliminary discussions regarding tax considerations relating to MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States within a reasonable time in the future, which MDA suggested would be by the end of 2019.

On January 26, 2017, members of the management teams and financial advisors of DigitalGlobe and MDA met to conduct financial diligence on MDA.

On January 26, 2017, Mr. Tarr called Mr. Lance to reject MDA’s January 22, 2017 proposal and communicate that such proposal was viewed by DigitalGlobe as inferior to MDA’s December 2, 2016 indication of interest.

On January 26, 2017, the DSS executed the Security Control Agreement with MDA and Holdings, establishing a formal, agreed-upon structure to mitigate foreign ownership, control or influence issues associated with MDA’s ownership of Holdings. The Security Control Agreement was the result of many months of negotiations and discussions between DSS, MDA and Holdings. The Security Control Agreement allows Holdings and its U.S. subsidiaries to hold facility security clearances to perform classified work for the U.S. government.

On January 27, 2017, Mr. Lance called Mr. Tarr and delivered a final proposal to acquire DigitalGlobe for a combination of US$17.50 in cash and MDA Common Shares equal to US$17.50, per share of DigitalGlobe Common Stock, as determined by the trading price of MDA Common Shares at the time of announcement of the transaction (based on a measurement period to be determined by the parties). Mr. Tarr informed Mr. Lance that he expected the DigitalGlobe Board would meet that weekend to consider MDA’s revised proposal.

On January 30, 2017, Mr. Tarr informed Mr. Lance that the DigitalGlobe Board had expressed interest in MDA’s revised proposal, subject to negotiation of definitive documentation and completion of due diligence. Shortly thereafter, Mr. Lance informed the MDA Board of the feedback from DigitalGlobe on the revised proposal. Later that day, Mr. Lance, William McCombe, Senior Vice President, Chief Financial Officer and Treasurer of Holdings, and Michelle Kley, Senior Vice President, Chief Legal and Compliance Officer of Holdings, spoke by telephone with Mr. Tarr, Gary W. Ferrera, Executive Vice President and Chief Financial Officer of DigitalGlobe and Daniel Jablonsky, DigitalGlobe’s Senior Vice President and General Counsel, to discuss transaction logistics, including continuing due diligence.

On January 29 and 30, 2017, calls between executives of DigitalGlobe and MDA were held to discuss MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, the timing and process for regulatory reviews and approvals, next steps regarding a draft Merger Agreement and certain tax matters.

On January 31, 2017, the electronic data room for MDA was opened to representatives of DigitalGlobe and its advisors.

On January 31, 2017, representatives of OMM, on behalf of DigitalGlobe, contacted representatives of Vinson & Elkins and Stikeman, on behalf of MDA, to relay certain high level expectations DigitalGlobe had for the proposed transaction and the Merger Agreement, including with respect to structure, scope of representations and warranties, covenants and deal protections, the expectation to have committed financing with no financing condition, DigitalGlobe’s expectation for a substantial reverse termination fee if Regulatory Approvals were not obtained, the importance to DigitalGlobe of MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, proportionate representation of DigitalGlobe directors on the MDA Board and its committees, the importance of deal certainty and limited conditionality to the DigitalGlobe Board and its transaction committee and DigitalGlobe’s plans to consider adoption of an exclusive forum bylaw provision. OMM also raised some due diligence questions about MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, the plan for dual-listing of MDA Common Shares on the TSX and a U.S. securities exchange and the form of registration statement that MDA would use with respect to the MDA Common Shares issued as consideration in the proposed transaction.

On the evening of January 31, 2017, Messrs. Tarr and Lance met to discuss the potential transaction, including the composition of the MDA Board following the closing of the potential transaction and MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019.

On February 1, 2017, representatives of Vinson & Elkins and OMM discussed regulatory considerations in connection with an acquisition of DigitalGlobe by MDA.

On February 1, 2017, Messrs. Tarr and Lance discussed the structure of the proposed acquisition and the anticipated timing thereof.

On February 2, 2017, Messrs. Tarr and Lance exchanged email correspondence regarding MDA’s proposed acquisition of DigitalGlobe and the timing for MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States. Messrs. Tarr and Lance spoke by telephone on February 3, 2017 regarding the same topics.

On February 2 and 4, 2017, representatives of OMM and Vinson & Elkins had calls to discuss diligence and regulatory matters.

During the week of February 6, 2017, the parties and their respective advisors continued their respective due diligence reviews of the other party.

On February 8, 2017, Mr. Lance provided the MDA Board with an update on the status of the discussions with DigitalGlobe.

On February 8, 2017, representatives of Vinson & Elkins, on behalf of MDA, distributed an initial draft Merger Agreement to OMM, which initial draft did not provide for a regulatory termination fee payable to DigitalGlobe if certain required Regulatory Approvals were not obtained.

Over the weekend of February 10-12, 2017 each party provided the other with access to certain of its material contracts for the other to review.

On February 11, 2017, with the consent of MDA, Mr. Tarr met with a representative of a U.S. government customer of DigitalGlobe to inform him on a confidential basis of discussions with MDA and MDA’s intent to domicile the ultimate parent of DigitalGlobe in the U.S. by the end of 2019. Subsequently, with the consent of MDA, Mr. Tarr contacted certain other U.S. government representatives to inform them, on a confidential basis, of discussions between DigitalGlobe and MDA regarding a potential business combination transaction.

On February 13, 2017, representatives of OMM, on behalf of DigitalGlobe, submitted to representatives of Vinson & Elkins a markup of the draft Merger Agreement. The revised draft, among other things, (i) made the representations and warranties and interim operating covenants largely reciprocal, (ii) included a non-solicitation covenant applicable to MDA, (iii) included additional covenants related to financing and MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019, (iv) provided for a heightened regulatory efforts covenant and a reverse termination fee in the event that Regulatory Approvals were not obtained, (v) provided for increased representation of DigitalGlobe’s existing directors on the MDA Board and its committees following closing, (vi) removed any conditions to closing related to third party consents, (vii) narrowed the definition of company material adverse effect and (viii) provided that all of the equity awards of DigitalGlobe would be deemed accelerated and paid the Merger Consideration upon closing of the proposed transaction.

On February 13, 2017, Mr. Tarr spoke with Mr. Lance by telephone regarding overall transaction timing, MDA’s commitment to domicile the ultimate parent of DigitalGlobe in the United States by the end of 2019 and public messaging regarding the potential business combination transaction.

On February 14, 2017, members of MDA’s management, KPMG LLP, MDA’s outside tax advisors, Vinson & Elkins, Stikeman, members of DigitalGlobe’s management, and representatives of each of PJT Partners, Barclays Capital Inc., financial advisor to DigitalGlobe (“Barclays”), and OMM conducted a diligence review of certain MDA tax matters by telephone.

On February 15, 2017, representatives of OMM, on behalf of DigitalGlobe, delivered further revisions to the Merger Agreement to representatives of Vinson & Elkins, primarily related to additional representations and warranties that DigitalGlobe was seeking from MDA.

On February 15, 2017, representatives of PJT Partners spoke with representatives of BofA Merrill Lynch by telephone regarding high level issues on the markup of the draft Merger Agreement and the transaction process, with a focus on termination provisions.

On February 16, 2017, representatives of each of BofA Merrill Lynch, Vinson & Elkins and Stikeman held a conference call with representatives of PJT Partners and OMM to discuss several key open points in the Merger Agreement including DigitalGlobe’s request that MDA pay a substantial reverse termination fee if Regulatory Approvals were not obtained, the treatment of DigitalGlobe equity awards in the transaction, the establishment of a retention bonus pool for certain DigitalGlobe employees, the makeup of the MDA Board after closing, the scope of the representations and warranties, interim operating covenants, MDA’s covenants with respect to its commitment to domicile the ultimate parent of DigitalGlobe in the U.S. by the end of 2019 and certain deal protection provisions.

Later on February 16, 2017, representatives of Vinson & Elkins, on behalf of MDA, presented to representatives of OMM a list of key issues contained in the draft Merger Agreement.

On the evening of February 16, 2017, a representative of PJT Partners contacted representatives of BofA Merrill Lynch and advised that DigitalGlobe was unwilling to proceed unless MDA agreed to certain conditions to deliver greater certainty to close, either through a significant reverse termination fee in the event that required Regulatory Approvals were not obtained, or a strong covenant to obtain such Regulatory Approvals, or some combination of the two.

On February 17, 2017, various media reports were published stating that MDA was in talks to acquire DigitalGlobe.

On February 17, 2017, representatives of Vinson & Elkins, on behalf of MDA, distributed draft commitment papers for MDA’s financing of the proposed acquisition of DigitalGlobe to representatives of OMM.

On February 17, 2017, Mr. Lance contacted Mr. Tarr to offer a regulatory termination fee of US$50 million payable to DigitalGlobe in certain circumstances, but that MDA would not agree to the regulatory covenants in the revised DigitalGlobe draft of the Merger Agreement. MDA instead required that the Merger Agreement reflect the proposed regulatory covenants set forth in its initial February 8, 2017 draft of the Merger Agreement, which permitted MDA and Merger Sub to reject, as a condition to obtaining any required Regulatory Approvals, any requirement to divest or hold separate (or the imposition of any other condition or restriction with respect to) any assets or operations of DigitalGlobe, MDA, Merger Sub or their respective affiliates. Mr. Tarr, Mr. Lance and Dr. Walter S. Scott, DigitalGlobe’s Executive Vice President and Founder, Chief Technical Officer and Executive Leader of Platform and Services, also spoke by video conference to discuss diligence matters and Dr. Scott’s history with DigitalGlobe.

On February 18, 2017, Mr. Tarr advised Mr. Lance that the DigitalGlobe Board had rejected MDA’s February 17, 2017 proposal regarding regulatory matters.

On February 19, 2017, representatives of OMM, on behalf of DigitalGlobe distributed to representatives of Vinson & Elkins a markup of certain provisions of the Merger Agreement related to the regulatory covenants, regulatory termination fee and related provisions of the draft Merger Agreement.

On February 19, 2017, the MDA Board met telephonically with members of MDA management and representatives of Vinson & Elkins and Stikeman in attendance. Mr. Lance updated the MDA Board on discussions to date, including DigitalGlobe’s position that it would require a significant reverse termination fee for failure to obtain any Regulatory Approvals. A representative of Vinson & Elkins provided the MDA Board with information about the requisite U.S. Regulatory Approvals for the proposed transaction and a representative of Stikeman provided the MDA Board with information about the regulatory landscape in Canada. Representatives of BofA Merrill Lynch joined the meeting and provided the MDA Board with market data on the size of reverse termination fees in precedent transactions. After discussion, the MDA Board authorized Mr. Lance to advise DigitalGlobe that MDA would be willing to pay a reverse termination fee of up to US$150 million and agree to a covenant to use its reasonable best efforts to obtain required Regulatory Approvals provided that such reasonable best efforts did not include agreeing to any extraordinary conditions, including any conditions that would have a material financial impact on either of the parties or require that either party agree to a proxy or voting trust arrangement.

On February 19, 2017, representatives of Vinson & Elkins, on behalf of MDA, circulated to DigitalGlobe and representatives of OMM MDA’s revised proposal on regulatory matters, which proposal provided for a US$150 million regulatory termination fee payable to DigitalGlobe in certain circumstances and a reasonable best efforts covenant to obtain all required Regulatory Approvals, subject to certain conditions. During the evening of February 19, 2017, representatives of each of MDA, DigitalGlobe, Vinson & Elkins, Stikeman, OMM, BofA Merrill Lynch, PJT Partners and Barclays discussed this revised Regulatory Approval proposal by telephone as well as other open issues in the draft Merger Agreement.

On February 20, 2017, representatives of each of Vinson & Elkins and OMM spoke by telephone to discuss MDA’s proposal on Regulatory Approvals with the aim of better understanding each party’s position.

On February 20, 2017, representatives of OMM, on behalf of DigitalGlobe, distributed their comments to MDA’s financing papers to representatives of Vinson & Elkins.

On February 20, 2017, representatives of OMM, on behalf of DigitalGlobe, distributed further revisions to the draft Merger Agreement to representatives of Vinson & Elkins. Representatives of each of OMM and Vinson & Elkins, on behalf of DigitalGlobe and MDA, respectively, continued negotiations of the draft Merger Agreement and later that evening, representatives of Vinson & Elkins delivered a revised draft of the Merger Agreement to OMM.

On February 21, 2017, representatives of Vinson & Elkins, on behalf of MDA, sent a revised draft of the Merger Agreement to representatives of OMM and negotiations continued between representatives of each of OMM and Vinson & Elkins regarding the Merger Agreement.

On February 21, 2017, representatives of each of OMM and Vinson & Elkins discussed certain termination right provisions in the Merger Agreement and the interim operating covenants applicable to DigitalGlobe. Later that afternoon, Ms. Kley, and representatives of Vinson & Elkins and Stikeman held a conference call with Mr. Jablonsky and representatives of OMM to discuss several open points on the Merger Agreement.

On February 21, 2017, Mr. Lance called Mr. Tarr to inform him that it was his position that the exchange ratio for the Stock Consideration of the deal should be based on the unaffected MDA Common Share and DigitalGlobe Common Stock trading prices as of February 16, 2017, the day before numerous media outlets reported that MDA and DigitalGlobe were in advanced discussions.

Later in the evening on February 21, 2017, representatives of OMM, on behalf of DigitalGlobe, sent a revised draft of the draft Merger Agreement to representatives of Vinson & Elkins.

During the evening of February 21, 2017, representatives of each of MDA, Vinson & Elkins, DigitalGlobe and OMM, discussed certain open provisions of the Merger Agreement mainly related to Regulatory Approvals, treatment of equity awards in the transaction, the non-solicitation covenants and certain of MDA’s termination rights.

On February 21 and 22, 2017, Messrs. Tarr and Lance spoke by telephone regarding transaction status and timing.

On February 22, 2017, at a regularly scheduled meeting of the MDA Board, members of MDA senior management updated the MDA Board on the diligence review of DigitalGlobe performed by MDA and its representatives and the status of negotiations with DigitalGlobe of the potential transaction. A representative of Stikeman also refreshed the MDA Board on their duties in the context of the potential transaction. Representatives of Vinson & Elkins then provided the MDA Board with a summary of the key terms of the proposed Merger Agreement, noting the areas still open for negotiation, including covenants concerning Regulatory Approvals, covenants concerning the financing, the scope of certain of MDA’s termination rights and certain tax-related matters. Representatives of each of BofA Merrill Lynch and BMO Capital Markets then reviewed for the MDA Board certain financial aspects of the proposed transaction. Management of MDA presented to the MDA Board a summary of the proposed terms for the financing of the potential transaction from management of MDA and the proposed financing providers. After discussion and consideration, including of the matters described in the section entitled “ – MDA’s Reasons for the Merger,” the MDA Board instructed MDA senior management and its advisors to continue to progress the negotiations on the Merger Agreement and adjourned the MDA Board meeting pending progress of such negotiations.

On February 22, 2017, representatives of Vinson & Elkins, on behalf of MDA, provided representatives of OMM with the proposed exchange ratio of 0.3132, which OMM, after discussion with DigitalGlobe, Barclays and PJT Partners, subsequently confirmed.

On February 22, 2017, representatives of each of OMM and Vinson & Elkins exchanged revised drafts of the Merger Agreement.

During the evening of February 22 and during the day on February 23, 2017, members of the MDA management team met in person with members of the DigitalGlobe management team to finalize open issues in the draft Merger Agreement. Representatives of each of PJT Partners and BofA Merrill Lynch also participated in these meetings.

On February 23, 2017, representatives of each of MDA, DigitalGlobe, Vinson & Elkins, OMM, BofA Merrill Lynch, Barclays, and PJT Partners spoke by telephone to discuss the remaining open issues in the draft Merger Agreement and the accompanying draft disclosure schedules of MDA and DigitalGlobe.

Throughout the day on February 23, 2017, representatives of each of OMM and Vinson & Elkins exchanged revisions to the Merger Agreement on behalf of DigitalGlobe and MDA, respectively.

On February 23, 2017, OMM reported to Vinson & Elkins and MDA senior management that the DigitalGlobe Board was prepared to continue negotiating the proposed transaction, subject to finalizing the definitive documentation. After subsequent discussions among the parties, representatives of each of MDA, DigitalGlobe, Vinson & Elkins and OMM agreed on the final form of the Merger Agreement for submission to the MDA Board and DigitalGlobe Board.

During the afternoon of February 23, 2017, the MDA Board resumed its meeting that had been adjourned the prior day due to material points remaining outstanding. Representatives of Vinson & Elkins then reviewed for the MDA Board a summary of the revisions made to the Merger Agreement from the version discussed on the prior day, including the resolution of the issues discussed in the conference call between the parties that morning. Also at this meeting, representatives of BofA Merrill Lynch and BMO Capital Markets reviewed with the MDA Board their financial analyses of the Merger Consideration payable by MDA in the Merger and each delivered to the MDA Board its oral opinion, each of which was subsequently confirmed by delivery of their respective written opinions dated the same day, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in each opinion, the Merger Consideration to be paid by MDA in the Merger was fair, from a financial point of view, to MDA. After further discussion and consideration, including of the matters described in the section entitled “ – MDA’s Reasons for the Merger,” the MDA Board unanimously determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, were in the best interests of MDA, approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that the MDA Shareholders vote in favor of the MDA Common Share Issuance Resolution. That same day, the board of directors of Merger Sub and of Holdings each approved the Merger Agreement by written consent.

Following this meeting of the MDA Board, representatives of Vinson & Elkins advised OMM that the MDA Board had unanimously approved the proposed transaction and delivered to representatives of OMM final versions of the Debt Commitment Letter from the Debt Commitment Parties, providing for MDA’s Debt Financing of the proposed business combination.

During the evening of February 23, 2017, DigitalGlobe held a meeting of the DigitalGlobe Board at which the DigitalGlobe Board unanimously voted to approve and adopt the Merger Agreement with MDA and instructed management to sign and deliver the Merger Agreement on behalf of DigitalGlobe.

Early on the morning of February 24, 2017, MDA and the lenders executed the Debt Commitment Letter.

Prior to the opening of the financial markets in the United States on February 24, 2017, MDA and DigitalGlobe entered into the Merger Agreement and issued a joint press release announcing the Merger and the timing of a joint conference call for the investment community to discuss the Merger.

Board of Directors of MDA after the Merger

Pursuant to the Merger Agreement, at the Effective Time, the MDA Board is required to appoint three individuals (each a “DigitalGlobe Designee”) as mutually agreed upon in good faith by MDA and DigitalGlobe (each of whom must have been serving as a director of DigitalGlobe as of February 24, 2017) and reasonably approved by the Governance and Nominating Committee of the MDA Board to serve on the MDA Board. The MDA Board is also required under the Merger Agreement to take all actions necessary so that at the Effective Time the total number of directors serving on the MDA Board will not be more than twelve, including the three DigitalGlobe Designees. Additionally, at least one of the DigitalGlobe Designees will be appointed to each of the MDA Board’s Audit Committee, Human Resources and Management Compensation Committee and Governance and Nominating Committee. MDA and DigitalGlobe have agreed that, subject to the approval of the Governance and Nominating Committee of MDA, General
Howell M. Estes, III, Dr. L. Roger Mason, Jr. and Nick S. Cyprus will be appointed to serve as MDA directors upon consummation of the Merger. In addition, it is expected that, as of the Effective Time, General Estes, will be appointed as a member of MDA’s Human Resources and Management Compensation Committee, Dr. Mason will be appointed as a member of MDA’s Governance and Nominating Committee and Mr. Cyprus will be appointed as a member of MDA’s Audit Committee.

In lieu of appointing the DigitalGlobe Designees to the MDA Board at the Effective Time, MDA has nominated such individuals for election at the MDA Meeting to the MDA Board at the Effective Time. For further information see “General Information for the Meeting – DigitalGlobe Nominees Proposal”.

Additionally, at the Effective Time, and subject to certain qualifications, MDA is required to cause Holdings to appoint two individuals who are DigitalGlobe Designees as mutually agreed upon by MDA and DigitalGlobe and reasonably approved by the Governance and Nominating Committee of the MDA Board to serve on the Holdings board of directors (the appointment of each being subject to approval by DSS). In order for a DigitalGlobe Designee to be appointed to the Holdings board of directors, such person must qualify as an “Outside Director” as defined in that certain Security Control Agreement, dated January 26, 2017, by and among MDA, Holdings and the U.S. Department of Defense (the “Security Control Agreement”) and satisfy the other director requirements set forth in the Security Control Agreement. MDA and Holdings are also required under the Merger Agreement to take all actions necessary so that at the Effective Time the total number of directors serving on the Holdings board of directors on the Closing Date will not be more than seven, including the two DigitalGlobe Designees.

At this time, it has not yet been determined who will serve as directors or executive officers of the surviving corporation resulting from the Merger of DigitalGlobe and Merger Sub.

Information about those individuals who are eligible to be appointed as DigitalGlobe Designees to each of the MDA Board and the Holdings board of directors is incorporated herein by reference from DigitalGlobe’s proxy statement for its 2017 annual meeting of shareowners filed with the SEC on May 1, 2017.

Information about MDA’s current directors and executive officers can be found in Annex A to this Management Information Circular.

MDA’s Reasons for the Merger

At its meeting held on February 23, 2017, after due consideration and consultation with MDA’s management and outside legal and financial advisors, the MDA Board unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized the issuance of MDA Common Shares pursuant to the Merger Agreement. In doing so, the MDA Board considered the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of MDA and DigitalGlobe. Additionally, in making its determination, the MDA Board considered a number of factors, including, but not limited to, the following:

•	MDA expects the combination of MDA’s and DigitalGlobe’s technology will provide vertical integration benefits, including lower costs, increased speed-to-market, and enhanced analytics capabilities;

•	MDA expects the acquisition of DigitalGlobe will expand MDA’s ability to penetrate its existing markets and open channels for growth in adjacent markets;

•	MDA expects the transaction to be accretive to MDA’s adjusted operating earnings per share in 2018;

•	MDA expects that the combined company will deliver meaningful revenue and cost synergies of C$75-150 million on a run-rate basis by 2019;

•	MDA expects cost synergies to include elimination of duplicative public company costs, procurement cost savings, efficiencies gained by leveraging the manufacturing capabilities of SSL, for future Earth observation satellite constellations, and the operational benefits of increased scale;

•	MDA expects revenue synergies to include accelerating SSL’s penetration into U.S. government markets, international market expansion, cross-selling opportunities and the ability to target larger geospatial services contract awards;

•	the combination of MDA’s and DigitalGlobe’s respective businesses is expected to add revenue, product and customer diversity to MDA following completion of the Merger;

•	MDA expects that the combination of MDA and DigitalGlobe will provide increased scale to their services businesses which will allow the combined company to better serve larger customer programs and address more complex customer mission needs;

•	MDA expects that the acquisition will provide it with greater access to U.S. and Canadian government and international customers and strengthen the position of MDA in the United States;

•	MDA expects that the acquisition will accelerate MDA’s previously announced United States access strategy and allow it to more effectively serve the U.S. government space markets and customers;

•	MDA expects that the scale, quality and investor value proposition of MDA and its listing on the NYSE or NASDAQ following completion of the Merger will attract additional investor interest;

•	MDA believes that the seasoned management team at DigitalGlobe will bring valuable talent to the operations of the combined company;

•	the belief that MDA and DigitalGlobe have similar corporate cultures and values;

•	the fact that in connection with the transaction, MDA will become a publicly traded company in the United States, which is expected to provide MDA with greater access to capital and future financing sources;

•	the fact that the exchange ratio is fixed with respect to the Stock Consideration and will not be adjusted for fluctuations in the market price of MDA Common Shares and DigitalGlobe Common Stock;

•	the ability of MDA, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited Acquisition Proposal with respect to MDA, as further described in the section entitled “The Merger Agreement — No Solicitation”;

•	the ability of the MDA Board, in specified circumstances, to make a Change in Recommendation to MDA Shareholders concerning the Merger, as further described in the section entitled “The Merger Agreement — Board Recommendation”;

•	the belief that required Regulatory Approvals from various governmental entities, including CFIUS, DSS, DDTC, FCC, NOAA, FTC and the Antitrust Division are expected to be received prior to the End Date. For more information about the status of these applications, see the section entitled “The Merger — Regulatory Approvals Required for the Merger”;

•	the opinion of BofA Merrill Lynch, dated February 23, 2017, to the MDA Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by MDA pursuant to the Merger Agreement, as further described in the section entitled “The Merger — Opinions of MDA’s Financial Advisors - Opinion of BofA Merrill Lynch”;

•	the opinion of BMO Capital Markets, dated February 23, 2017, to the MDA Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid by MDA pursuant to the Merger Agreement, as further described in the section entitled “The Merger — Opinions of MDA’s Financial Advisors - Opinion of BMO Capital Markets”;

•	other favorable terms of the Merger Agreement, including:

•	restrictions on DigitalGlobe’s ability to solicit alternative transactions and to provide confidential information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with DigitalGlobe, as further discussed in the section entitled “The Merger Agreement — No Solicitation”;

•	the obligation of DigitalGlobe to pay MDA the Termination Fee upon termination of the Merger Agreement under specified circumstances; and

•	the obligation of DigitalGlobe to reimburse MDA for its out-of-pocket expenses, subject to a maximum amount of US$10 million, if the Merger Agreement is terminated due to the Failure to Obtain DigitalGlobe Shareowner Approval Termination Right; and

•	the probability that the conditions to the Merger will be satisfied.

In connection with its deliberations relating to the Merger, the MDA Board also considered potential risks and negative factors concerning the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	the risk that the Merger might not be completed in a timely manner or at all;

•	the effect that the length of time from announcement until closing could have on the market price of MDA Common Shares, MDA’s operating results (particularly in light of the significant costs incurred in connection with the Merger) and the relationships with MDA’s employees, shareholders, customers, suppliers, regulators, partners and others that do business with MDA;

•	the risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or will not be achieved in the expected time frame;

•	the risk that the Regulatory Approval process could result in a rejection of the Merger, the imposition of undesirable conditions or burdensome terms (including an “Extraordinary Condition” as defined in “The Merger – Regulatory Approvals Required for the Merger”) or increased pre-tax transaction costs;

•	the fact that the Merger Agreement provides for a fixed exchange ratio with respect to the Stock Consideration and that no adjustment will be made in the Merger Consideration to be received by DigitalGlobe Shareowners in the Merger as a result of a possible increase in the trading price of MDA Common Shares, while noting that the significant cash portion of the Merger Consideration will reduce the impact of an increase in the trading price of MDA Common Shares on the value of the Merger Consideration;

•	the risk of diverting the attention of MDA’s senior management from other strategic priorities to implement the Merger and make arrangements for integration of MDA’s and DigitalGlobe’s operations and infrastructure following the Merger;

•	certain restrictions on the conduct of MDA’s business during the pendency of the Merger, including restrictions on MDA’s ability to solicit alternative transactions, although the MDA Board believed that such restrictions were reasonable;

•	the risk that any inability to maintain the current management team of DigitalGlobe could affect the operations of DigitalGlobe following the Merger, as MDA recognizes the value of DigitalGlobe’s management and expertise in operating DigitalGlobe’s business;

•	the fact that the Merger Agreement provides for the ability of the DigitalGlobe Board to, under certain circumstances, in a manner adverse to MDA, withhold, change, amend, modify or qualify its recommendation that DigitalGlobe Shareowners approve the Merger Agreement;

•	the risk that if the Merger Agreement is terminated, MDA may be obligated to pay the Termination Fee or the Reverse Termination Fee under certain circumstances;

•	the enhanced regulatory burden and risk of exposure to litigation and regulatory action as a result of MDA becoming a registrant with the SEC and having MDA Common Shares listed on the NYSE or NASDAQ;

•	the absence of a financing condition and DigitalGlobe’s ability to specifically enforce MDA’s obligations under the Merger Agreement and associated risks relating to MDA’s merger financing plans;

•	the inability of MDA to terminate the Merger Agreement to enter into an agreement for a Superior Proposal;

•	the potential impact on the market price of MDA Common Shares as a result of the issuance of the Stock Consideration to DigitalGlobe Shareowners; and

•	the risks described in the section entitled “Risk Factors”.

After consideration of these factors, the MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution.

The foregoing discussion of factors considered by the MDA Board is not intended to be exhaustive and may not include all the factors considered by the MDA Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the MDA Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Merger Agreement. In addition, individual members of the MDA Board may have given differing weights to different factors. The MDA Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, MDA’s management and outside legal and financial advisors.

The foregoing description of MDA’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Contained in Management Information Circular - Cautionary Statement regarding Forward-Looking Statements.”

Recommendation of the MDA Board

At its meeting held on February 23, 2017, having undertaken a review of, and carefully considered, information concerning DigitalGlobe, the Merger and alternatives, including in-depth consultation with MDA’s management and MDA’s legal and financial advisors (including, among other things, a review and consideration of the opinion of BofA Merrill Lynch and the opinion of BMO Capital Markets), and consideration of such other matters as the MDA Board considered relevant, the MDA Board (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of MDA; (b) approved the Merger Agreement and the transactions contemplated thereby; and (c) resolved to unanimously recommend approval of the MDA Common Share Issuance Resolution to the MDA Shareholders. Accordingly, the MDA Board unanimously recommends that MDA Shareholders vote FOR the MDA Common Share Issuance Resolution.

For further information regarding MDA’s reasons for pursuing the Merger, see the section entitled “The Merger – MDA’s Reasons for the Merger”.

Opinions of MDA’s Financial Advisors

Opinion of BofA Merrill Lynch

MDA has retained BofA Merrill Lynch to act as MDA’s financial advisor in connection with the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. MDA selected BofA Merrill Lynch to act as MDA’s financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the Merger, its reputation in the investment community and its familiarity with MDA and its business.

On February 23, 2017, at a meeting of the MDA Board held to evaluate the Merger, BofA Merrill Lynch delivered to the MDA Board an oral opinion, which was confirmed by delivery of a written opinion dated February 23, 2017, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Merger Consideration to be paid by MDA in the Merger was fair, from a financial point of view, to MDA.

The full text of BofA Merrill Lynch’s written opinion to the MDA Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix B to this Management Information Circular and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the MDA Board for the benefit and use of the MDA Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration to be paid by MDA in the Merger, from a financial point of view, to MDA. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to MDA or in which MDA might engage or as to the underlying business decision of MDA to proceed with or effect the Merger. BofA Merrill Lynch’s opinion does not constitute a recommendation to any MDA Shareholder as to how to vote or act in connection with the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to DigitalGlobe and MDA;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of DigitalGlobe furnished to or discussed with BofA Merrill Lynch by the management of DigitalGlobe, including certain historical financial information and financial forecasts relating to DigitalGlobe prepared by the management of DigitalGlobe (such forecasts, the “DigitalGlobe Forecasts”);

•	reviewed certain historical financial information and financial forecasts relating to DigitalGlobe prepared by the management of MDA (such forecasts, the “MDA-DigitalGlobe Forecasts”) and discussed with the management of MDA its assessments as to the historical financial information and the relative likelihood of achieving the future financial results reflected in the DigitalGlobe Forecasts and the MDA-DigitalGlobe Forecasts;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of MDA furnished to or discussed with BofA Merrill Lynch by the management of MDA, including certain financial forecasts relating to MDA prepared by the management of MDA (such forecasts, the “MDA Forecasts”);

•	reviewed certain publicly available financial forecasts relating to MDA;

•	reviewed certain publicly available financial forecasts relating to DigitalGlobe;

•	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the management of MDA to result from the Merger;

•	reviewed and discussed with the management of MDA certain net operating losses (the “MDA NOLs”) estimated by the management of MDA to be utilized by MDA after giving effect to the Merger in accordance with pro-forma utilization estimates prepared by or at the direction of and approved by MDA management and reviewed and discussed with the management of MDA certain estimates as to the amount, timing and availability of tax benefits (the “Tax Benefits”) anticipated by the management of MDA to result from, to be obtained or available or to become unavailable in connection with, the Merger;

•	reviewed and discussed with the management of MDA and the management of DigitalGlobe certain net operating losses (the “DigitalGlobe NOLs”) estimated by the management of MDA and the management of DigitalGlobe to be utilized by DigitalGlobe after giving effect to the Merger in accordance with pro-forma utilization estimates prepared by or at the direction of and approved by MDA management;

•	discussed the past and current business, operations, financial condition and prospects of DigitalGlobe with members of senior managements of DigitalGlobe and MDA, and discussed the past and current business, operations, financial condition and prospects of MDA with members of senior management of MDA;

•	discussed with the management of MDA its assessments as to (a) DigitalGlobe’s existing and future relationships, agreements and arrangements with, and MDA’s ability to retain, key customers, suppliers and employees of DigitalGlobe and (b) the products, product candidates and technology of DigitalGlobe, including the validity of, risks associated with, and the integration by MDA of, such products, product candidates and technology;

•	reviewed the potential pro forma financial impact of the Merger on the future financial performance of MDA, including the potential effect on MDA’s estimated earnings per share and free cash flow per share;

•	reviewed the trading histories for DigitalGlobe Common Stock and MDA Common Shares and a comparison of such trading histories with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of DigitalGlobe and MDA with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft, dated February 22, 2017, of the Merger Agreement (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the managements of MDA and DigitalGlobe that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the DigitalGlobe Forecasts, BofA Merrill Lynch was advised by DigitalGlobe, and BofA Merrill Lynch assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of DigitalGlobe as to the future financial performance of DigitalGlobe and the other matters covered thereby. With respect to the MDA-DigitalGlobe Forecasts, the MDA Forecasts, the Synergies and the Tax Benefits, BofA Merrill Lynch assumed, at the direction of MDA, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of MDA as to the future financial performance of DigitalGlobe and MDA and the other matters covered thereby and, based on the assessments of the management of MDA as to the relative likelihood of achieving the future financial results reflected in the DigitalGlobe Forecasts and the MDA-DigitalGlobe Forecasts, BofA Merrill Lynch relied, at the direction of MDA, on the MDA-

DigitalGlobe Forecasts for purposes of its opinion. BofA Merrill Lynch relied, at the direction of MDA, upon the assessments of management of MDA as to MDA’s ability to utilize the MDA NOLs and as to DigitalGlobe’s ability to utilize the DigitalGlobe NOLs and was advised by MDA, and BofA Merrill Lynch assumed, at the direction of MDA, that the MDA NOLs and the DigitalGlobe NOLs would be realized or utilized in the amounts and at the times projected. BofA Merrill Lynch also relied, at the direction of MDA, on the assessments of the management of MDA as to MDA’s ability to achieve the Synergies and the Tax Benefits and was advised by MDA that MDA expects, and BofA Merrill Lynch assumed, that the Synergies and the Tax Benefits would be realized or utilized in the amounts and at the times projected. BofA Merrill Lynch relied, at the direction of MDA, upon the assessments of the management of MDA as to DigitalGlobe’s existing and future relationships, agreements and arrangements with, and MDA’s ability to retain, key customers, suppliers and employees of DigitalGlobe and, BofA Merrill Lynch assumed, at the direction of MDA, that the Merger would not adversely impact DigitalGlobe’s relationships, agreements or arrangements with such customers, suppliers and employees. BofA Merrill Lynch also relied, at the direction of MDA, on the assessments of the management of MDA as to the products, product candidates and technology of DigitalGlobe, including the validity of, risks associated with, and the integration by MDA of, such products, product candidates and technology.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of DigitalGlobe or MDA, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of DigitalGlobe or MDA and BofA Merrill Lynch assumed, with the consent of MDA, that there were no material undisclosed liabilities of or relating to DigitalGlobe for which appropriate reserves, indemnification arrangements or other provisions had not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of DigitalGlobe or MDA under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of MDA, that the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on DigitalGlobe, MDA or the contemplated benefits of the Merger. BofA Merrill Lynch also assumed, at the direction of MDA, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger, the form or structure of the Merger Consideration, or any other arrangements, agreements or understandings entered into in connection with the Merger or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to MDA of the Merger Consideration to be paid by MDA in the Merger and no opinion or view was expressed with respect to any consideration received in connection with the Merger by, or the impact of the Merger on, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. BofA Merrill Lynch also expressed no view or opinion with respect to, and relied, with the consent of MDA, upon the assessments of representatives of MDA regarding, legal, regulatory, accounting, tax and similar matters relating to DigitalGlobe, MDA and the Merger (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that MDA obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch further did not express any opinion as to what the value of MDA Common Shares actually would be when issued or the prices at which MDA Common Shares or DigitalGlobe Common Stock would trade at any time, including following announcement or consummation of the Merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any DigitalGlobe stockholder or MDA shareholder should vote or act in connection with the Merger or any related matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch. Except as described in this summary, MDA imposed no limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The discussion set forth below in the sections entitled “DigitalGlobe Financial Analyses” and “MDA Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the MDA Board in connection with BofA Merrill Lynch’s opinion, dated February 23, 2017. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

DigitalGlobe Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for DigitalGlobe and the following ten selected publicly traded companies, which companies generally were selected because, as is the case with DigitalGlobe, they are companies that operate satellites:

•	Eutelsat S.A.

•	Global Eagle Entertainment Inc.

•	Inmarsat plc

•	Intelsat, S.A.

•	Iridium Communications Inc.

•	KVH Industries, Inc.

•	RigNet, Inc.

•	SES S.A.

•	Speedcast International Ltd.

•	ViaSat Inc.

BofA Merrill Lynch reviewed, among other things, enterprise values (“EVs”) of the selected publicly traded companies, calculated as equity values based on diluted shares outstanding using the treasury method multiplied by the closing stock prices on February 23, 2017, plus debt and minority interest, less cash and marketable securities, as a multiple of calendar years 2017 and 2018 estimated adjusted earnings (burdened for corporate expenses and excluding the impact of share-based compensation) before interest and minority interest, taxes, depreciation and amortization (“Adjusted EBITDA”). The overall low to high calendar year 2017 and calendar year 2018 EV / estimated Adjusted EBITDA multiples observed for the selected publicly traded companies were 4.2x to 11.5x (with a mean of 7.7x and a median of 7.3x) and 3.6x to 9.7x (with a mean of 7.0x and a median of 6.6x), respectively. Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected publicly traded companies and for DigitalGlobe, BofA Merrill Lynch then applied (i) EV/2017 estimated Adjusted EBITDA multiples of 7.0x to 9.0x and (ii) EV/2018 estimated Adjusted EBITDA multiples of 6.5x to 8.5x derived from the selected publicly traded companies to estimated Adjusted EBITDA for DigitalGlobe. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates and estimated financial data for DigitalGlobe were based on publicly available research analysts’ estimates and the MDA-DigitalGlobe Forecasts. This analysis indicated the following approximate implied per share equity value reference range for DigitalGlobe (rounded to the nearest US$0.25 per share), as compared to the Merger Consideration with an approximate value of US$35.00 reflecting (A) the Cash Consideration of US$17.50 per share and (B) the Stock Consideration with an implied value of US$17.50 per share based on a 0.3132 exchange ratio, MDA’s closing share price of C$73.40 on the TSX on February 16, 2017, the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions, and a C$/US$ exchange ratio of 0.7612.

	Implied Per Share Equity
	Value Reference Ranges for
	DigitalGlobe	Merger Consideration
EV / 2017E Adj. EBITDA	US$25.00 - US$37.00	US$	35.00
EV / 2018E Adj. EBITDA	US$24.25 - US$37.25	US$	35.00

No company used in this analysis is identical or directly comparable to DigitalGlobe. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which DigitalGlobe was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 19 selected transactions involving companies that provide satellite or other communications services:

Announcement Date	Acquiror	Target
November 1, 2016	Speedcast International Limited	CapRock Communications
May 9, 2016	Global Eagle Entertainment Inc.	Emerging Markets Communications LLC
April 29, 2015	Emerging Markets Communications LLC	MTN Communications
April 29, 2014	Alliant Techsystems Inc.	Orbital Sciences Corporation
August 25, 2013	Wasserstein & Co.	Globecomm Systems Inc.
August 20, 2013	Kohlberg Kravis Roberts & Co. L.P.	RigNet, Inc.
July 31, 2013	Eutelsat Communications S.A.	Satélites Mexicanos, S.A. de C.V.
June 21, 2012	China Investment Corporation	Eutelsat Communications S.A.
August 1, 2011	Airbus SAS	Vizada Inc.
February 14, 2011	EchoStar Corporation	Hughes Communications, Inc.
November 8, 2010	Harris Corporation	Schlumberger GCS
May 21, 2010	Harris Corporation	CapRock Communications
October 1, 2009	ViaSat Inc.	WildBlue Communications Inc.

Announcement Date	Acquiror	Target
April 15, 2009	Inmarsat Finance III Limited	Stratos Global Corporation
June 19, 2007	BC Partners	Intelsat, Ltd.
December 18, 2006	Loral Space & Communications, Inc.	Telesat Canada
December 14, 2005	SES Global S.A.	New Skies Satellites Holdings Ltd.
August 29, 2005	Intelsat, Ltd.	PanAmSat Holding Corporation
April 2, 2001	SES Global S.A.	GE American Communications, Inc.

BofA Merrill Lynch reviewed transaction values (“TVs”), calculated as the EV implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s last twelve months (“LTM”) EBITDA prior to the announcement of the relevant transaction.

The overall low to high TV / LTM EBITDA multiples observed for the selected transactions were 6.3x to 11.7x (with a mean of 9.2x and a median of 9.6x). Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected precedent transactions, BofA Merrill Lynch then applied (i) a selected range of TV/LTM EBITDA multiples of 8.0x to 10.0x, derived from the selected transactions to pro forma Adjusted EBITDA for DigitalGlobe for the 12 months ended December 31, 2016. The financial data of the selected transactions and DigitalGlobe were based on publicly available information at the time of announcement of the relevant transaction. The Adjusted EBITDA amount used for DigitalGlobe included a pro forma adjustment of US$10 million to reflect a full year contribution from DigitalGlobe’s acquisition of The Radiant Group, which closed on October 11, 2016. This analysis indicated the following approximate implied per share equity value reference range for DigitalGlobe (rounded to the nearest US$0.25 per share), as compared to the Merger Consideration:

	Implied Per Share Equity
	Value Reference Range
	for DigitalGlobe	Merger Consideration
EV / LTM Pro Forma 2016E EBITDA	US$30.75 - US$42.75	US$	35.00

No company, business or transaction used in this analysis is identical or directly comparable to DigitalGlobe or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which DigitalGlobe and the Merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of DigitalGlobe on a stand-alone basis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that DigitalGlobe was forecasted to generate during DigitalGlobe’s fiscal years 2017 through 2021, based on the MDA-DigitalGlobe Forecasts. BofA Merrill Lynch calculated terminal values for DigitalGlobe on a standalone basis as of the end of 2021 by applying perpetuity growth rates ranging from 2.50% to 3.50% to DigitalGlobe’s normalized estimated standalone unlevered, after-tax free cash flows based on the MDA-DigitalGlobe Forecasts. The cash flows and terminal values were discounted to present value as of December 31, 2016, assuming mid-year convention and using discount rates ranging from 7.50% to 9.00%, which were based on an estimate of DigitalGlobe’s weighted average cost of capital. The cash flows and terminal values were then added together to calculate EVs of DigitalGlobe at such perpetuity growth rates and discount rates. Equity values of DigitalGlobe at such perpetuity growth rates and discount rates were determined by subtracting DigitalGlobe’s net debt from such EVs. This analysis indicated the following approximate implied per share equity value reference range for DigitalGlobe (rounded to the nearest US$0.25 per share), as compared to the Merger Consideration:

Implied Per Share Equity Value
Reference Range for DigitalGlobe	Merger Consideration
US$23.75 - US$47.75	US$	35.00

BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the present value of the cash flows generated by the potential Synergies (less the costs to achieve such Synergies) that were forecasted by MDA management to be generated during fiscal years 2018 through 2021. BofA Merrill Lynch calculated terminal values for the potential Synergies by applying perpetuity growth rates of 2.00% to 3.00% to the forecasted 2021 after-tax potential Synergies. The after-tax cash flows generated by the potential Synergies (less the costs to achieve such Synergies) and terminal values were then discounted to present value as of December 31, 2016, assuming mid-year convention and using discount rates ranging from 7.50% to 9.00%, which were based on an estimate of DigitalGlobe’s weighted average cost of capital. The cash flows and terminal values were then added together to calculate the total value of the Synergies at such perpetuity growth rates and discount rates. BofA Merrill Lynch then calculated the value per share of the DigitalGlobe NOLs (which were provided by DigitalGlobe and calculated based on a U.S. federal tax rate of 35%), subjected to a pro forma calculation for a change of control use limitation, and then discounted to present value as of December 31, 2016, assuming mid-year convention and using a discount rate of 8.25% (as an illustrative mid-point of a discount rate range). BofA Merrill Lynch then calculated the value per share of the sum of the cash flows generated by the potential Synergies (less the costs to achieve such Synergies), the terminal values, and the value per share of the DigitalGlobe NOLs. This analysis indicated a range of values of the Synergies and the DigitalGlobe NOLs (rounded to the nearest US$0.25 per share) from US$8.50 to US$13.00 per share of DigitalGlobe Common Stock.

MDA Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for MDA and the following selected publicly traded companies, which companies generally were selected because, as is the case with MDA, they are companies that operate in the defense space:

•	The Boeing Company

•	CAE Inc.

•	General Dynamics Corporation

•	Harris Corporation

•	L-3 Communications, Inc.

•	Lockheed Martin Corporation

•	Northrop Grumman Corporation

•	Orbital ATK Inc.

•	Teledyne Technologies Incorporated

•	Thales Components Corporation

•	Ultra Electronics Holdings

BofA Merrill Lynch reviewed, among other things, EVs of the selected publicly traded companies, calculated as equity values based on diluted shares outstanding using the treasury method multiplied by the closing stock prices on February 23, 2017, plus debt and minority interest, less cash and marketable securities, as a multiple of 2017 and 2018 estimated Adjusted EBITDA. BofA Merrill Lynch also reviewed the per share equity values, based on closing stock prices of the selected publicly traded companies on February 23, 2017 as a multiple of 2018 estimated adjusted earnings (burdened for corporate expenses and including the impact of share-based compensation) per share (“EPS”).

BofA Merrill Lynch then compared the 2017 and 2018 estimated Adjusted EBITDA multiples and the 2018 estimated adjusted EPS multiples derived for the selected companies to corresponding data for MDA based on the closing price of MDA Common Shares on February 16, 2017 (which was the last full trading day prior to media reports that DigitalGlobe and MDA were in merger discussions). Estimated financial data of the selected publicly traded companies and MDA were based on publicly available research analysts’ estimates. This analysis indicated the following implied median multiples for the selected companies, as compared to corresponding multiples implied for MDA Common Shares, based on the closing price of MDA Common Shares on February 16, 2017:

Implied Multiples for MDA
	Implied Multiples for Selected				Based on Closing Share
	Companies				Price on February 16, 2017
Enterprise Value as a Multiple of Estimated Adjusted EBITDA:	High	Low	Mean	Median
Calendar Year 2017	13.3x	9.3x	11.1x	11.6x	10.0x
Calendar Year 2018	12.6x	8.3x	10.5x	10.5x	9.4x

Price as a Multiple of Estimated EPS:
Calendar Year 2018	22.2x	13.0x	17.2x	17.5x	11.6x

No company used in this analysis is identical or directly comparable to MDA. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which MDA was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of MDA on a stand-alone basis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that MDA was forecasted to generate during MDA’s fiscal years 2017 through 2021, based on the MDA Forecasts. BofA Merrill Lynch calculated terminal values for MDA on a standalone basis as of the end of 2021 by applying perpetuity growth rates ranging from 2.00% to 2.50% to MDA’s normalized estimated standalone unlevered, after-tax free cash flows, based on the MDA Forecasts. BofA Merrill Lynch also calculated the present value of the benefits arising from MDA’s tax attributes and structure (together, the “MDA Tax Attributes”). The cash flows, terminal values and MDA Tax Attributes were discounted to present value as of December 31, 2016, assuming mid-year convention and using discount rates ranging from 7.00% to 8.25%, which were based on an estimate of MDA’s weighted average cost of capital. The cash flows, terminal values and MDA Tax Attributes were then added together to calculate EVs of MDA at such perpetuity growth rates and discount rates. Equity values of MDA at such perpetuity growth rates and discount rates were determined by subtracting MDA’s net debt from such EVs. This analysis indicated the following approximate implied per share equity value reference range for MDA (rounded to the nearest C$0.25 per share), as compared to the closing price of MDA Common Shares on February 16, 2017:

Implied Per Share Equity Value Reference Range for MDA	Closing Trading Price of MDA Common Shares on February 16, 2017
C$76.00 - C$108.75	C$	73.40

Pro Forma Accretion/Dilution Analysis. BofA Merrill Lynch reviewed the potential pro forma financial effect of the Merger on MDA’s fiscal year 2018 through 2021 estimated adjusted operating EPS, taking into account the Synergies and assuming the continued availability of the MDA Tax Attributes. Estimated financial data of DigitalGlobe was based on the MDA-DigitalGlobe Forecasts, and estimated financial data of MDA was based on the MDA Forecasts. Based on the Merger Consideration, this analysis indicated that the Merger could be accretive to MDA’s estimated adjusted operating EPS for fiscal years 2018 through 2021, with adjusted operating EPS accretion of 2.6%, 9.9%, 5.7% and 1.9% for the full fiscal years 2018, 2019, 2020 and 2021, respectively. The actual results achieved by the combined company may vary from projected results, and the variations may be material.

Analysis of Intrinsic Value Accretion (“Has/Gets Analysis”) to MDA Shareholders. Using the range of implied equity values calculated by BofA Merrill Lynch for MDA on a standalone basis based on the discounted cash flow analysis described above under “MDA Financial Analyses — Discounted Cash Flow Analysis” and for DigitalGlobe on a standalone basis and for the Synergies (including with respect to the DigitalGlobe NOLs) forecast to result from the Merger based on the discounted cash flow analysis described above under “DigitalGlobe Financial Analyses — Discounted Cash Flow Analysis” and taking into account the increased net debt expected to result from the Merger and the additional MDA Common Shares to be issued in the Merger, BofA Merrill Lynch calculated the illustrative intrinsic value accretion to MDA Shareholders as a result of the Merger. This analysis indicated illustrative accretion to MDA’s estimated per share equity value ranging from 9.2% to 35.2%. The actual results achieved by the combined company may vary from projected results, and the variations may be material.

Hypothetical Future Share Prices. BofA Merrill Lynch derived illustrative ranges of implied hypothetical values per MDA Common Share on a standalone basis for each year from 2018 to 2021 (the “Standalone Hypothetical Values Per Share”). The Standalone Hypothetical Values Per Share were calculated for 2018 through 2021 by applying, as at each December 31, illustrative one-year forward EV to Adjusted EBITDA multiples ranging from 9.0x to 11.0x (with such multiples derived from MDA’s observed trading multiples and the multiples observed in the Selected Publicly Traded Companies Analysis above) to estimates of MDA’s Adjusted EBITDA for such year (with such estimates derived from the MDA Forecasts), to derive a range of implied EVs for MDA. Implied equity values of MDA were determined by subtracting MDA’s estimated net debt from such range of implied EVs. This analysis indicated the following mid-points of Standalone Hypothetical Values Per Share (rounded to the nearest C$0.25 per share):

Fiscal Year	EBITDA Multiple of 10.0x (Mid-point of EBITDA Multiples of 9.0x to 11.0x)
Fiscal Year 2018E	C$	80.25
Fiscal Year 2019E	C$	93.50
Fiscal Year 2020E	C$	110.00
Fiscal Year 2021E	C$	129.00

BofA Merrill Lynch also derived illustrative ranges of implied hypothetical values per MDA Common Share on a pro forma basis for the financial effect of the Merger on the MDA Common

Shares for each year from 2017 to 2021 (the “Pro Forma Hypothetical Values Per Share”). The Pro Forma Hypothetical Value Per Share for 2017 was calculated by applying an illustrative weighted average multiple of 8.5x (which represents an average of the observed trading multiples of MDA and DigitalGlobe, weighted proportionately to MDA’s and DigitalGlobe’s EBITDA) to the MDA and DigitalGlobe implied EVs (which were determined from publicly available financial and stock market information as of February 16, 2017), and subtracting the MDA and DigitalGlobe net debt (based on publicly available financial information as of February 16, 2017, as adjusted for the value of the Merger) to yield a Pro Forma Hypothetical Value Per Share for 2017 of C$74.68. For each year from 2018-2021, the implied pro forma equity values were calculated by applying, as at each December 31, illustrative one-year forward EV to an Adjusted EBITDA multiple of 8.5x and, separately, to Adjusted EBITDA multiples ranging from 9.0x to 11.0x to estimates of MDA’s pro forma Adjusted EBITDA for the following year (with expected Synergies factored in on an “as realized” basis, and as derived from the MDA-DigitalGlobe Forecasts), to derive a range of implied EVs for MDA on a pro forma basis as at December 31. Implied equity values of MDA on a pro forma basis were determined by subtracting estimated pro forma net debt as at each December 31 (as reflected in the MDA-DigitalGlobe Forecasts) from this range of implied EVs on a pro forma basis. This combined analysis indicated the following Pro Forma Hypothetical Values Per Share (rounded to the nearest C$0.25 per share):

Fiscal Year	EBITDA Multiple of 8.5x		EBITDA Multiple of 10.0x (Mid-point of EBITDA Multiples of 9.0x to 11.0x)
Fiscal Year 2018E	C$	85.50	C$	112.25
Fiscal Year 2019E	C$	101.00	C$	130.50
Fiscal Year 2020E	C$	119.25	C$	151.25
Fiscal Year 2021E	C$	129.50	C$	161.75

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors that were not considered part of BofA Merrill Lynch’s material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	historical trading prices of DigitalGlobe Common Stock during the one-year period ended February 23, 2017, noting that the low and high closing prices per share during such period were US$14.24 and US$32.55, respectively;

•	historical trading prices of MDA Common Shares during the three year period ended February 23, 2017, noting that the high closing price per share during the previous 52-week period was C$93.13;

•	analyst share price targets for DigitalGlobe Common Stock in recently published, publicly available research analysts’ reports, noting that the range of one-year forward price targets, discounted to the present at an estimated cost of equity of 10.75%, was US$22.50 to US$39.75; and

•

premiums offered for selected mixed cash and stock consideration transactions in the United States announced since January 1, 2006 with transaction values over US$500 million. For each of these transactions, BofA Merrill Lynch calculated the premium represented by the offer price over the target company’s unaffected share price, meaning the closing share price one trading day prior to the earliest of (i) the announcement of the transaction, (ii) the target company’s announcement of a potential transaction or that it is exploring strategic alternatives, (iii) the first reported rumor regarding the transaction, and (iv) any other public indication that a sale transaction would likely take place. BofA Merrill Lynch noted that the average of premium to unaffected stock price during such period had been 33.0% and that the average premium to 52-week high during such period had been 7.1%.

Miscellaneous

As noted above, the discussion set forth above in the sections entitled “DigitalGlobe Financial Analyses” and “MDA Financial Analyses” is a summary of certain financial analyses presented by BofA Merrill Lynch to the MDA Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of MDA and DigitalGlobe. The estimates of the future performance of MDA and DigitalGlobe in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, to MDA of the Merger Consideration to be paid by MDA in the Merger and were provided to the MDA Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of MDA or DigitalGlobe.

The type and amount of consideration payable in the Merger was determined through negotiations between MDA and DigitalGlobe, rather than by any financial advisor, and was approved by the MDA Board. The decision to enter into the Merger Agreement was solely that of the MDA Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the MDA Board in its evaluation of the Merger and should not be viewed as determinative of the views of the MDA Board, management or any other party with respect to the Merger or the Merger Consideration payable in the Merger.

MDA has agreed to pay BofA Merrill Lynch for its services in connection with the Merger an aggregate fee of US$20 million, of which US$2 million was payable upon delivery of BofA Merrill Lynch’s opinion and the remaining US$18 million is payable immediately prior to or upon the completion of the Merger. BofA Merrill Lynch and certain of its affiliates will also provide and arrange a portion of the financing required by MDA for the Merger, including acting as an arranger, bookrunner and lender in connection with certain credit facilities, for which services BofA Merrill Lynch and such affiliates expect to receive additional fees from MDA currently estimated to be approximately US$12.5 million. MDA also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of MDA, DigitalGlobe and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to MDA and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain letters of credit, credit facilities and other credit arrangements of MDA and/or certain of its affiliates, (ii) having provided or providing certain derivatives, foreign exchange and other trading services to MDA and/or certain of its affiliates and (iii) having provided or providing certain treasury management products and services to MDA and/or certain of its affiliates. From February 1, 2015 through January 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from MDA and its affiliates of approximately US$3 million for investment and corporate banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to DigitalGlobe and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain letters of credit, credit and leasing facilities and other credit arrangements of DigitalGlobe and/or certain of its affiliates. From February 1, 2015 through January 31, 2017, BofA Merrill Lynch and its affiliates derived aggregate revenues from DigitalGlobe, Inc. and its affiliates of approximately US$2 million for investment and corporate banking services.

Opinion of BMO Capital Markets

The MDA Board engaged BMO Capital Markets to provide on a fixed fee basis an independent written opinion to the MDA Board as to the fairness, from a financial point of view, of the Merger Consideration to be paid by MDA pursuant to the Merger Agreement. The fee was payable to BMO Capital Markets regardless of the conclusions reached and whether the Merger is ultimately completed. In connection with this engagement, on February 23, 2017, BMO rendered to the MDA Board its oral opinion, subsequently confirmed by delivery of a written opinion dated February 23, 2017, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed and matters considered and limitations and qualifications set forth therein, the Merger Consideration to be paid by MDA pursuant to the Merger Agreement was fair, from a financial point of view, to MDA. BMO Capital Market’s opinion was only one of many factors considered by the MDA Board in evaluating the Merger and was not determinative of the views of the MDA Board with respect to the Merger or the Merger Consideration set forth in the Merger Agreement.

The summary of BMO Capital Market’s opinion in this Management Information Circular is qualified in its entirety by reference to the full text of BMO Capital Market’s opinion, which is included as “Appendix C – Opinion of BMO Capital Markets” to this Management Information Circular and sets forth the procedures followed and the assumptions, qualifications, limitations and other matters considered by BMO Capital Markets in connection with the preparation of its opinion. BMO Capital Markets provided its opinion to the MDA Board for the benefit and use of the MDA Board in connection with and for purposes of its evaluation of the Merger Consideration to be paid by MDA in the Merger, from a financial point of view. BMO Capital Markets’ opinion does not address the relative merits of the Merger as compared to any strategic alternatives that may be available to MDA. The opinion of BMO Capital Markets does not constitute a recommendation as to how any MDA Shareholder should vote or act on any matter relating to the Merger.

MDA initially contacted BMO Capital Markets regarding a potential advisory assignment in November 2016. BMO Capital Markets was formally engaged by MDA pursuant to an agreement dated February 10, 2017 (the “BMO Engagement Agreement”). Under the terms of the BMO Engagement Agreement, for a fixed fee BMO Capital Markets agreed to provide MDA and the MDA Board its independent opinion as to whether the Merger Consideration to be paid by MDA pursuant to the Merger Agreement was fair, from a financial point of view, to MDA. MDA has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets against certain liabilities that might arise out of BMO Capital Market’s engagement. The payment of such fee and expenses was not dependent on, the completion of the Merger or the conclusions reached in the opinion.

Listing of MDA Common Shares

It is a condition to DigitalGlobe’s obligation to effect the Merger that the MDA Common Shares to be issued pursuant to the Merger Agreement and in respect of certain DigitalGlobe equity awards are authorized for listing on either the NYSE or NASDAQ, in each case subject to official notice of issuance. It is a condition to MDA’s and DigitalGlobe’s obligation to effect the Merger that the MDA Common Shares to be issued pursuant to the Merger Agreement and in respect of certain DigitalGlobe equity awards are conditionally approved for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances. Under the Merger Agreement, MDA is required to use its reasonable best efforts to obtain the listing and admission for trading of the MDA Common Shares issued as Merger Consideration on the NYSE or NASDAQ and the TSX. Such listing of MDA Common Shares is subject to MDA fulfilling all of the listing requirements of each of the NYSE or NASDAQ, as applicable, and the TSX. For example, MDA will not be able to satisfy the listing requirements of the TSX unless MDA shareholder approval is obtained at the MDA Meeting or any adjournment or postponement thereof. Additionally, there can be no assurance that such MDA Common Shares will be accepted for listing on the NYSE or NASDAQ, as applicable, or the TSX. The TSX has conditionally approved the listing of the MDA Common Shares to be issued pursuant to the Merger, subject to approval of the MDA Common Share Issuance Resolution and filing certain documents following closing of the Merger.

Delisting and Deregistration of DigitalGlobe Common Stock

As promptly as practicable after the Effective Time, and in any event no more than 10 days after the Effective Time, DigitalGlobe Common Stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the U.S. Exchange Act.

Interests of MDA’s Directors and Executive Officers in the Merger and Other Matters

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of MDA at any time since the beginning of MDA’s last completed financial year, proposed nominee for election as a director of MDA, other insiders of MDA nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the MDA Meeting.

The DigitalGlobe Meeting and Shareowner Approval

The DigitalGlobe Meeting will be held at 9:00 a.m., Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters located at 1300 West 120th Avenue, Westminster, Colorado 80234. At the DigitalGlobe Meeting, DigitalGlobe Shareowners will be asked to consider and vote on the following proposals:

1.	Merger Proposal: to approve and adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into DigitalGlobe. DigitalGlobe will survive the Merger as an indirect wholly owned subsidiary of MDA (the “Merger Proposal”);

2.	Advisory Compensation Proposal: to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by DigitalGlobe to its named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”); and

3.	Adjournment Proposal: to approve the adjournment of the DigitalGlobe Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the DigitalGlobe Meeting to approve and adopt the Merger Agreement (the “Adjournment Proposal”).

The holders of a majority of the shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock entitled to vote must be present in person or by proxy at the DigitalGlobe Meeting in order to constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class, as of the DigitalGlobe Record Date. The approval of the Merger Proposal is a condition to the obligations of MDA and DigitalGlobe to complete the Merger.

Approval, on an advisory (non-binding) basis, of the Advisory Compensation Proposal requires the affirmative vote of holders of a majority of the shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class, that are present at the DigitalGlobe Meeting in person or by proxy and entitled to vote on the Advisory Compensation Proposal. The approval of the Advisory Compensation Proposal is not a condition to the obligations of MDA or DigitalGlobe to complete the Merger and is not binding on MDA or DigitalGlobe following the Merger.

The approval of the Adjournment Proposal is not a condition to the obligations of MDA or DigitalGlobe to complete the Merger and is not binding on MDA or DigitalGlobe following the Merger.

The DigitalGlobe Board determined that the Merger Agreement is advisable and fair to, and in the best interests of, DigitalGlobe and the DigitalGlobe Shareowners, and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the DigitalGlobe Board has unanimously recommended that DigitalGlobe Shareowners vote for the approval of Merger Proposal, Advisory Compensation Proposal and the Adjournment Proposal.

In connection with the Merger and the DigitalGlobe Meeting, MDA and DigitalGlobe have filed with the SEC the Proxy Statement/Prospectus.

Accounting Treatment of the Merger

In accordance with IFRS, the Merger will be accounted for as a business combination applying the acquisition method of accounting with MDA as the acquirer. Accordingly, the aggregate fair value of the Merger Consideration paid by MDA in connection with the Merger will be allocated to DigitalGlobe’s net assets based on their fair values as of the completion of the transaction. The excess of the total purchase consideration over the fair value of the identifiable assets acquired, liabilities assumed and any non-controlling interest in DigitalGlobe will be allocated to goodwill. The results of operations of DigitalGlobe will be included in MDA’s consolidated results of operations only for periods subsequent to the completion of the Merger.

Financing for the Merger

The total amount of funds necessary to consummate the Merger will be funded by MDA, including the funds needed to (a) pay DigitalGlobe Shareowners the aggregate Cash Consideration due to them under the Merger Agreement; (b) make payments pursuant to the Merger Agreement in respect of outstanding DigitalGlobe Options and DigitalGlobe RSUs granted under the DigitalGlobe equity plans; (c) if required, repay the outstanding indebtedness of DigitalGlobe under its Credit and Guaranty Agreement dated as of December 22, 2016, with Barclays Bank PLC as agent (the “Existing DigitalGlobe Credit Agreement”); (d) repay the outstanding revolving loans of MDA under the 2012 Credit Agreement dated as of November 2, 2012 with Royal Bank of Canada as agent (the “2012 Credit Agreement”) (if the financing of the new revolving facility of MDA is not effected through an increase in the revolving credit commitments under the 2012 Credit Agreement, as described under the caption “Debt Commitment Letter” below); (e) repay the outstanding MDA notes issued under the MDA Note Purchase Agreement; and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the Merger Agreement and in connection with the Debt Financing. The obligation of MDA, Holdings and Merger Sub to complete the Merger is not conditioned upon MDA obtaining financing.

Debt Commitment Letter

Concurrently with the signing of the Merger Agreement, MDA obtained a commitment letter (the “Debt Commitment Letter”) from Royal Bank of Canada, RBC Capital Markets, Bank of America, N.A. and BofA Merrill Lynch (collectively, the “Debt Commitment Parties”), pursuant to which Royal Bank of Canada and Bank of America, N.A. (collectively, the “Initial Lenders”) each severally committed to provide, upon the terms and subject to the conditions set forth therein, one-half of senior secured credit facilities (the “Senior Secured Credit Facilities”) with an aggregate principal amount of US$3.75 billion. On April 10, 2017, the Initial Lenders entered into the Pro Rata Lender Joinder Letter and the Pro Rata Lender Joinder and TLB Sell Down Letter (collectively, the “Joinder Letters”) with several commercial banks that regularly participate in similar facilities (collectively, the “Syndicate Lenders”). Pursuant to the Joinder Letters, the Syndicate Lenders committed to purchase from the Initial Lenders (with such purchase allocated on an equal basis between the Initial Lenders) in the aggregate 80.8% of commitments with respect to the Revolving Facility (as defined below), 78.0% of commitments with respect to the Term Loan A Facility (as defined below) and 40.5% of commitments with respect to the Term Loan B Facility (as defined below) and to assume (on an equal basis between the Initial Lenders) the corresponding percentage of the Initial Lenders’ obligations to provide the Senior Credit Facilities to MDA, and severally, but not jointly, committed to each provide to MDA the agreed percentage of Senior Credit Facilities on the terms set forth in the Debt Commitment Letter.

The Senior Secured Credit Facilities include (a) a four year senior secured first lien revolving credit facility (“Revolving Facility”) in an aggregate principal amount of $1,250 million (with $700 million plus such additional amounts required to fund certain additional upfront fees or original issue discount with respect to the Senior Secured Credit Facilities available on the day of the initial funding and completion of the Merger (the “Closing Date”)); (b) a senior secured first lien term loan A facility (“Term Loan A Facility”) in an aggregate principal amount of $500 million consisting of a $250 million tranche with a three year maturity and a $250 million tranche with a four year maturity; and (c) a seven year senior secured first lien term loan B facility (“Term Loan B Facility”) in an aggregate principal amount of $2,000 million. Loans under the Revolving Facility and the Term Loan A Facility will be available in U.S. dollars and, at the option of the borrower, Canadian dollars. Loans under the Term Loan B Facility will be available in U.S. dollars. The Debt Commitment Parties may invite other banks, financial institutions or other lenders reasonably acceptable to MDA to participate in the Debt Financing contemplated by the Debt Commitment Letter and to undertake a portion of the commitments to provide such Debt Financing.

The Revolving Facility may be effected through an increase in the revolving credit commitments under the existing $700 million revolving credit facility of MDA (the “Revolver Upsizing”). At the option of MDA, it may, prior to the Closing Date, elect to issue unsecured senior notes (“Senior Notes”) in a public offering or in a Rule 144A or other private placement to replace a portion of the Senior Secured Credit Facilities, the aggregate principal amount of which Senior Notes actually issued and available on the Closing Date for the financing of the Merger and related transactions shall reduce on a dollar-for-dollar basis the commitments in respect of the Term Loan B Facility in an amount of up to $750 million and, thereafter, the commitments in respect of the Term Loan B Facility and/or Term Loan A Facility at MDA’s discretion.

The obligation of each Initial Lender and each Syndicate Lender to fund its commitments under the Debt Commitment Letter is subject to a number of conditions, including, without limitation, execution and delivery of definitive documentation consistent with the Debt Commitment Letter. The commitments under the Debt Commitment Letter will terminate at the earliest to occur of (a) the termination of the Merger Agreement without the consummation of the Merger having occurred; (b) December 8, 2017, if the Closing Date has not occurred by such date; or (c) the consummation of the Merger without the funding of the Senior Secured Credit Facilities.

The proceeds of the Senior Secured Credit Facilities and the proceeds of any Senior Notes on the Closing Date will be applied to (a) pay DigitalGlobe Shareowners the aggregate Cash Consideration due to them under the Merger Agreement; (b) make payments pursuant to the Merger Agreement in respect of outstanding DigitalGlobe Options and DigitalGlobe RSUs granted under the DigitalGlobe equity plans; (c) if required, repay the outstanding indebtedness under the Existing DigitalGlobe Credit Agreement; (d) repay the outstanding revolving loans of MDA under the 2012 Credit Agreement (if the Revolving Facility is not effected through the Revolver Upsizing); (e) repay the outstanding MDA notes issued under the MDA Note Purchase Agreement; and (f) pay fees and expenses payable by MDA, Holdings and Merger Sub under the Merger Agreement and in connection with the Debt Financing. The proceeds of the Revolving Facility following the Closing Date will be used for working capital and other general corporate purposes, including financing of permitted acquisitions.

Terms of Senior Secured Credit Facilities

Borrowings under the Senior Secured Credit Facilities on the Closing Date will be subject to certain key conditions including, but not limited to: the absence of an event or condition constituting a material adverse effect on DigitalGlobe under the Merger Agreement; completion of the Merger in accordance with the Merger Agreement (which has not been modified in a manner materially adverse to the lenders without the consent of the lead arrangers); the accuracy in all material respects of specified representations and warranties contained in the documents governing the Senior Secured Credit Facilities and specified Merger Agreement representations; delivery of financial statements, MDA’s certificates and other closing documents.

Borrowings under the Senior Secured Credit Facilities will bear interest at a rate per annum equal to, at the option of MDA, (a) (i) LIBOR (adjusted for statutory reserves) plus a margin (the “Applicable Margin”) or (ii) the alternative base rate plus the Applicable Margin reduced by 1.00% or (b) in the case of Canadian Dollar borrowings under the Revolving Facility or Term Loan A Facility, (i) the rate applicable to Canadian dollar bankers’ acceptances (CDOR rate) plus the Applicable Margin or (ii) Canadian prime rate plus the Applicable Margin reduced by 1.00%. The Applicable Margin with respect to loans under the Term Loan B Facility is 2.50% per annum; the Applicable Margin with respect to loans under the Term Loan A Facility and the Revolving Facility will be between 1.2% and 3.0% per annum based on MDA’s total leverage ratio.

The Term Loan A Facility will not amortize. The Term Loan B Facility will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Term Loan B Facility during each year of the Term Loan B Facility, with a final balloon payment equal to the balance of the original principal amount of the Term Loan B Facility payable at maturity.

MDA will be required to cause (a) a specified percentage (based on the first lien leverage ratio) of the annual excess cash flow that is not reinvested or used to make permitted distributions or for other specified purposes and (b) the entire amount of proceeds that MDA receives from future non-ordinary course asset sales and other dispositions of property (in each case, subject to certain exceptions and reinvestment rights) and certain incurrences of indebtedness to ratably prepay the Term Loan A Facility, the Term Loan B Facility and any incremental term facility.

The Term Loan A Facility and the Revolving Facility may be prepaid, in whole or in part (subject to minimums and increments), by MDA at any time and without premium or penalty other than customary breakage costs related to prepayments of LIBOR borrowings. If, prior to the date that is six months after the Closing Date, the Term Loan B Facility is voluntarily prepaid or mandatorily prepaid with proceeds from issuances of debt obligations in connection with a refinancing the primary purpose of which is to reduce the all-in yield then in effect for the Term Loan B Facility or amended in a manner the primary purpose of which is to reduce such all-in yield, then the aggregate principal amount subject to such transaction will be subject to a 1.00% prepayment premium.

On and after the Closing Date, the Senior Secured Credit Facilities will be guaranteed (subject to customary exceptions) by certain of MDA’s existing and subsequently acquired direct or indirect subsidiaries designated by MDA, provided that adjusted EBITDA calculated with respect to MDA and its subsidiaries so designated shall comprise no less than 85% of adjusted EBITDA of MDA’s group. The security for the Senior Secured Credit Facilities (subject to customary exceptions) will include substantially all tangible and intangible assets of MDA and subsidiary guarantors and equity interests of each subsidiary guarantor.

The Senior Secured Credit Facilities will contain affirmative covenants customary for facilities of this type, including, among others, covenants pertaining to the delivery of financial statements, annual budgets, notices of default and certain other material events, use of proceeds, maintenance of corporate existence and rights, maintenance of property and insurance, compliance with laws and payment of obligations, maintenance of ratings, as well as customary negative covenants for facilities of this type (subject to certain exceptions), including, among others, limitations on the incurrence of indebtedness, liens, mergers and certain other fundamental changes, sales of assets, investments and loans, acquisitions, transactions with affiliates, payments of dividends, prepayments of junior, unsecured or subordinated debt and other restricted payments, restrictive agreements and changes in fiscal year and MDA’s lines of business. Term Loan A Facility and Revolving Facility will also contain financial covenants that will be limited to: (a) a maximum consolidated total debt to adjusted EBITDA ratio and (b) a minimum interest coverage ratio.

The Senior Secured Credit Facilities will contain default provisions customary for facilities of this type, which are subject to customary cure periods and materiality thresholds, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control,” bankruptcy and related events, material judgments, certain events related to the U.S. Employee Retirement Income Security Act and the invalidity or revocation of any of our loan documents.

The definitive documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Management Information Circular. In order to complete a successful syndication of the Senior Secured Credit Facilities, the Debt Commitment Parties are entitled, in consultation with MDA, to change certain of the proposed terms of the Senior Secured Credit Facilities.

Regulatory Approvals Required for the Merger

To complete the Merger and the other transactions contemplated by the Merger Agreement, MDA and DigitalGlobe are required to use their reasonable best efforts to obtain all necessary authorizations, consents and approvals and to make all necessary notifications, registrations and filings, including any registrations, notifications and filings required to be made in connection with obtaining such approvals. Under the Merger Agreement, MDA and DigitalGlobe are required to (a) file a notification and report form and obtain the expiration or termination of the waiting period under the HSR Act; (b) file a joint voluntary notice with and obtain approval from CFIUS with respect to the Merger; and (c) make any required filings in connection with any other required Regulatory Approvals, including approval from DSS, DDTC, NOAA and the FCC.

MDA and DigitalGlobe are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the Merger other than those described in this Management Information Circular. There can be no assurance, however, if and when any of the approvals required to be obtained for the Merger and the other transactions contemplated by the Merger Agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose. Under the Merger Agreement, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any “Extraordinary Condition.” An Extraordinary Condition is defined as any undertaking, term, condition, liability, obligation, commitment, sanction or other measure that (a) would or would reasonably be expected to result in a material change to the timing of MDA’s plan to reincorporate in the United States as set forth in the Merger Agreement, (b) would have a material negative financial impact on MDA and its subsidiaries (on a consolidated basis) or

DigitalGlobe and its subsidiaries (on a consolidated basis) or (c) would require MDA or any of its subsidiaries (including DigitalGlobe and its subsidiaries) to enter into a proxy agreement or voting trust agreement with respect to the services provided by DigitalGlobe under the NGA Contract.

HSR Act

The Merger is subject to the requirements of the HSR Act, which prevents MDA and DigitalGlobe from completing the Merger until required information and materials are furnished to the FTC and the DOJ and specified waiting period requirements have been satisfied. On March 17, 2017, each of MDA and DigitalGlobe timely filed a Pre-merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC. On April 10, 2017, the FTC granted early termination of the HSR waiting period.

The FTC, the DOJ, state attorneys general, and others may challenge the Merger on antitrust grounds after the expiration or termination of the applicable waiting period. Neither DigitalGlobe nor MDA believes that the Merger violates federal or state antitrust laws, but there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Although MDA and DigitalGlobe do not anticipate any filings to be required under any antitrust or anti-competition statutes in any jurisdictions other than the HSR Act, if any such filings are required, the expiration or termination of the waiting period under such statutes will be a condition to the closing of the Merger

CFIUS

Section 721 of the Defense Production Act of 1950 (“Section 721”), as well as related Executive Orders and regulations, authorize the President to take such action for such time as the President considers appropriate to suspend or prohibit any transaction in which a foreign person obtains control of U.S. business (a “Covered Transaction”) that threatens to impair the national security of the United States unless in the judgment of the President, there are other laws adequate and appropriate to protect national security. Section 721 authorizes CFIUS to review Covered Transactions to determine if they present a national security risk. Under Section 721 and Executive Order 13456, the Secretary of the Treasury acts through CFIUS to coordinate reviews of Covered Transactions that are voluntarily submitted in a joint voluntary notice to CFIUS or that are unilaterally reviewed by CFIUS. In general, CFIUS review of a Covered Transaction occurs in an initial 30-day review period that begins after CFIUS accepts the joint voluntary notice and such period may be extended by CFIUS for an additional 45-day investigation period. After the investigation, CFIUS may decline to take any action relative to the Covered Transaction; may negotiate or impose mitigation terms to resolve any national security concerns with the Covered Transaction; or may send a report to the President recommending that the transaction be suspended or prohibited, or providing notice to the President that CFIUS cannot agree on a recommendation relative to the Covered Transaction. The President has 15 days under Section 721 to act on CFIUS’ report.

If CFIUS determines that a transaction presents national security concerns, it can negotiate or impose measures to mitigate such concerns or recommend that the President of the United States prohibit or unwind a transaction or take such other action to protect the national security. Parties to transactions subject to CFIUS’s jurisdiction may voluntarily notify CFIUS of their proposed transaction through the submission of a joint voluntary notice in order to obtain CFIUS Approval. If CFIUS approves of a transaction and the joint voluntary notice is accurate and complete, the President cannot exercise his authority under Section 721 with regard to the notified transaction. CFIUS may also self-initiate a review of any transaction within its jurisdiction. Under the terms of the Merger Agreement, MDA and DigitalGlobe are required to submit a joint voluntary notice of the merger to CFIUS within certain time frames set forth in the Merger Agreement (the “CFIUS Notice”). On March 24, 2017, MDA and DigitalGlobe timely submitted a draft joint voluntary notice to CFIUS for comment or to inform the parties they can submit the final joint voluntary notice. The Merger Agreement requires the parties to submit a formal joint voluntary notice as soon as reasonably practicable. On April 12, 2017 MDA and DigitalGlobe submitted the formal CFIUS Notice. On May 30, 2017, CFIUS notified the parties that it is initiating a 45-day investigation that will conclude no later than July 14, 2017.

Completion of the Merger is conditioned on obtaining “CFIUS Approval”, which means that CFIUS has notified MDA and DigitalGlobe in writing that: (a) CFIUS has concluded that the Merger is not a Covered Transaction under Section 721, (b) CFIUS has concluded its review or, if applicable, its investigation of the Merger under Section 721, and there are no unresolved national security concerns with respect to the Merger; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision under Section 721 with respect to the Merger and either (i) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Merger has expired without any such action being threatened, announced or taken; or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Merger. Neither MDA nor DigitalGlobe believes that the Merger poses a threat to national security, but there can be no assurance CFIUS will not conclude there is a national security risk associated with the Merger and seek to challenge the transaction or require the parties to enter into a mitigation agreement.

DSS Approval

As both DigitalGlobe and certain U.S. subsidiaries of MDA hold facility security clearances, MDA, as the acquirer and the surviving parent company, is required to file an updated certificate pertaining to its foreign interests with DSS regarding the planned change in foreign ownership, control, and influence ( “FOCI”) of its cleared subsidiaries. DSS may require MDA to agree to a new FOCI mitigation plan, the measures of which would supersede the Security Control Agreement between MDA, Holdings and the United States Department of Defense dated January 26, 2017, and could result in the execution of a new FOCI mitigation instrument relating to the cleared subsidiaries of MDA and DigitalGlobe.

DDTC Approval

DigitalGlobe is registered with the Directorate of Defense Trade Controls of the U.S. Department of State as a manufacturer and exporter of “defense articles,” as that term is defined under the International Traffic in Arms Regulations (“ITAR”). ITAR requires that a registrant notify DDTC at least 60 days prior to the consummation of any transaction that would result in “the sale or transfer to a foreign person of ownership or control” of a registrant. ITAR does not provide for DDTC to grant consent for a transaction that would result in foreign ownership or control, although DDTC retains the right to invalidate a registration or revoke any approved State Department export licenses, agreements or other authorizations. As the U.S. Department of State is also a CFIUS member agency, it could also raise any issues or concerns about a transaction in the CFIUS process.

MDA and DigitalGlobe notified DDTC of the transaction on April 6, 2017, and therefore they met the 60-day prior notice period in advance of closing of the Merger. MDA and DigitalGlobe are not aware of any circumstances that would lead DDTC to invalidate DigitalGlobe’s registration, revoke licenses or agreements issued thereunder, or seek redress in the CFIUS process. Nevertheless, MDA and DigitalGlobe cannot provide assurances that there will not be an issue resulting from the DDTC review.

NOAA Approval

DigitalGlobe is subject to regulation by NOAA, under the Land Remote Sensing Policy Act of 1992, as amended. DigitalGlobe holds licenses issued by NOAA for the operation of its two private remote sensing space systems and has an additional license application pending before NOAA. Any transfer of administrative or operational control of an entity holding NOAA Licenses requires prior NOAA consent. As a result of MDA’s status as a foreign company, NOAA also must determine whether the foreign entity that will exercise administrative control of the NOAA license holder will take no action that impairs the national security interests, foreign policy or international obligations of the United States. On April 10, 2017, DigitalGlobe and MDA filed the required application for NOAA consent to the transfer of administrative control of DigitalGlobe to MDA. On April 12, 2017, NOAA received the applications, and initiated NOAA’s formal review process. Under its regulations, NOAA will make a determination on the applications within 120 days of receipt. This time period, however, may be tolled for periods during which DigitalGlobe and/or MDA prepare and submit additional information in response to notifications from NOAA that such information is required. DigitalGlobe and MDA have received requests from NOAA for additional information, to which they are responding. While we believe that NOAA approval will ultimately be obtained, this approval is not assured.

FCC Approval

DigitalGlobe is subject to regulation by the FCC under the Communications Act of 1934, as amended. DigitalGlobe’s licensed subsidiary holds authorizations issued by the FCC for the operation of satellites and earth stations. The FCC must approve the transfer of control of DigitalGlobe’s licensed subsidiary to MDA prior to the consummation of the Merger. On March 20, 2017, MDA and DigitalGlobe filed the required applications for FCC consent to the transfer of control to MDA of DigitalGlobe’s license subsidiary. The applications were granted by the FCC on April 26, 2017 and May 16, 2017.

Dissent Rights

Under the BCA, MDA Shareholders are not entitled to dissent rights in connection with any of the transactions contemplated by the Merger Agreement, including the Merger, or any of the resolutions to be considered at the MDA Meeting, including the MDA Common Share Issuance Resolution.

If the Merger Agreement is completed, DigitalGlobe Shareowners who do not vote in favour of the adoption of the Merger Agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

Litigation Relating to the Merger

On May 3, 2017, a DigitalGlobe Shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned George Assad v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01097-NYW, on behalf of himself and all other DigitalGlobe Shareowners against DigitalGlobe, its directors at the time the acquisition was announced, MDA, Holdings, and Merger Sub. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Registration Statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Registration Statement. The complaint seeks declaratory and injunctive relief, including enjoining the transaction or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

On May 8, 2017, a DigitalGlobe Shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned Jeweltex Manufacturing Inc. Retirement Plan v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01140-STV, on behalf of itself and all other DigitalGlobe Shareowners against DigitalGlobe and its directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly provided allegedly misleading and incomplete disclosures in the Registration Statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Registration Statement. The complaint seeks injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, and an award of attorneys’ and experts’ fees.

On May 10, 2017, a DigitalGlobe Shareowner filed a purported class action complaint in the U.S. District Court for the District of Colorado, captioned Royce Bussey v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01159-MEH, on behalf of himself and all other DigitalGlobe Shareowners against DigitalGlobe and its directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Registration Statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Registration Statement. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

On May 15, 2017, a DigitalGlobe Shareowner filed a complaint in the U.S. District Court for the District of Colorado, captioned Dane Gussin v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01190-CMA, against DigitalGlobe, its directors at the time the acquisition was announced, MDA, Holdings, and Merger Sub. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Registration Statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Registration Statement. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

On May 22, 2017, a DigitalGlobe Shareowner filed a purported class action complaint in the U.S. District Court for the District of Delaware, captioned Stuart Zand v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-00592-RGA, on behalf of himself and all other DigitalGlobe Shareowners against DigitalGlobe and its directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, the defendants purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided allegedly misleading and incomplete disclosures in the Registration Statement, and potentially engaged in supposed self-dealing. The complaint seeks to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Registration Statement. The complaint seeks injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, and an award of attorneys’ and experts’ fees.

On June 5, 2017, the plaintiff in the Zand action moved for a preliminary injunction to enjoin the DigitalGlobe Meeting on the basis that the Registration Statement, as amended on June 2, 2017, allegedly still contains material omissions. No hearing has yet been set for this motion as of the date of the Proxy Statement/Prospectus.

On June 12, 2017, DigitalGlobe and the director defendants moved to stay or transfer the Zand action from the District of Delaware to the District of Colorado, where the other actions are pending. The following day, on June 13, 2017, DigitalGlobe and the director defendants also moved to consolidate the four actions then pending in the District of Colorado — Assad, Jeweltex, Bussey, and Gussin — for adjudication before a single judge. Neither motion has been set for hearing as of the date of the Proxy Statement/Prospectus.

On June 14, 2017, the plaintiff in the Gussin action moved for a preliminary injunction to enjoin the special meeting on the basis that the Registration Statement, as amended on June 2, 2017, allegedly still contains material omissions. This motion is set for hearing on July 18, 2017.

Except as described above, the defendants have not yet responded to any of the complaints. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, DigitalGlobe and MDA believe these lawsuits are without merit. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future.

THE MERGER AGREEMENT

The summary of the material provisions of the Merger Agreement below and elsewhere in this Management Information Circular is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference into this Management Information Circular. This summary may not contain all of the information about the Merger Agreement that is important to you. We urge you to read carefully the Merger Agreement in its entirety as it is the legal document governing the Merger.

The Merger Agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in the representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement and the transactions and agreements contemplated thereby among the parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC or SEDAR, and the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information in disclosure schedules provided by DigitalGlobe to MDA and by MDA to DigitalGlobe in connection with the signing of the Merger Agreement and by certain information contained in certain of DigitalGlobe’s filings with the SEC and by certain information contained in certain of MDA’s filings on SEDAR. These disclosure schedules and SEC and SEDAR filings contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after February 24, 2017 and subsequent developments or new information qualifying a representation or warranty may have been included in this Management Information Circular.

In addition, if specific material facts arise that contradict the representations and warranties in the Merger Agreement, MDA, Holdings, Merger Sub or DigitalGlobe, as applicable, will disclose those material facts in the public filings that it makes with the SEC and the Canadian securities regulatory authorities in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties in the Merger

Agreement and the description of them in this Management Information Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings MDA, Holdings and DigitalGlobe publicly file with the SEC or SEDAR. Such information can be found elsewhere in this Management Information Circular and in the public filings MDA makes on SEDAR and DigitalGlobe makes with the SEC, as described in the section entitled “Additional Information”.

The Merger

The Merger Agreement provides that, upon the terms and subject to conditions of the Merger Agreement and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub will be merged with and into DigitalGlobe and, as a result, the separate existence of Merger Sub will cease, and DigitalGlobe will continue as the surviving corporation.

The closing of the Merger will be no later than the fifth business day after satisfaction or waiver of all of the closing conditions set forth in the Merger Agreement (except for those conditions that by their nature cannot be satisfied until the closing, but subject to the satisfaction or waiver of such conditions), or at such other time as the parties to the Merger Agreement agree in writing. See the section entitled “The Merger Agreement — Conditions That Must Be Satisfied or Waived for the Merger to Occur.” The Merger will become effective on the date and at the time, which we refer to as the Effective Time, when the certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or, subject to the DGCL, such later time as is agreed upon by the parties to the Merger Agreement and specified in the certificate of Merger.

Effects of the Merger on the Governance of MDA, Holdings and the Surviving Corporation

The officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the surviving corporation. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the surviving corporation.

At the Effective Time, the MDA Board has agreed to appoint three individuals, whom we refer to as the DigitalGlobe Designees, to serve on the MDA Board. The DigitalGlobe Designees, each of whom must have been serving as a director of the DigitalGlobe Board as of February 24, 2017, must be mutually agreed upon in good faith by MDA and DigitalGlobe and be reasonably approved by the Governance and Nominating Committee of the MDA Board. MDA will take all actions necessary so that at the Effective Time, the number of directors that will comprise the entire MDA Board will be not more than twelve, including the three DigitalGlobe Designees. At the Effective Time, the MDA Board will have three committees, consisting of an Audit Committee, a Human Resources and Management Compensation Committee and a Governance and Nominating Committee, and each committee will include at least one of the DigitalGlobe Designees. In lieu of appointing the DigitalGlobe Designees to the MDA Board at the Effective Time, MDA has nominated such individuals for election at the MDA Meeting to the MDA Board at the Effective Time. For further information see “General Information for the Meeting – DigitalGlobe Nominees Proposal”.

At the Effective Time, MDA will cause Holdings to appoint two of the DigitalGlobe Designees, as mutually agreed upon in good faith by MDA and DigitalGlobe and reasonably approved by the Governance and Nominating Committee of the MDA Board, to serve on the Holdings board of directors, provided such DigitalGlobe Designees qualify as an Outside Director (as defined in the Security Control Agreement) and satisfy the director requirements set forth in the Security Control Agreement, including without limitation Section 3.01 thereof. MDA and Holdings will take all actions necessary so that at the Effective Time, the number of directors of the entire Holdings board of directors will be not more than seven, including the two DigitalGlobe Designees.

Merger Consideration

At the Effective Time, by virtue of the Merger, each share of DigitalGlobe Common Stock outstanding immediately prior to the Effective Time (other than shares of DigitalGlobe Common Stock held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Common Stock owned by DigitalGlobe Shareowners who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive (a) cash in an amount equal to US$17.50, which we refer to as the Cash Consideration, and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share, which we refer to as the Stock Consideration, and together with the Cash Consideration, we refer to as the Merger Consideration.

At the Effective Time, by virtue of the Merger, each share of DigitalGlobe Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares held directly or indirectly by MDA, DigitalGlobe or any of their respective subsidiaries and except for shares of DigitalGlobe Preferred Stock owned by DigitalGlobe Shareowners who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration that the DigitalGlobe Shareowner would have received if such DigitalGlobe Shareowner, immediately prior to the Effective Time, had converted such shares into DigitalGlobe Common Stock.

The Merger Consideration to be paid for each share of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock will be appropriately adjusted if at any time after the date of the Merger Agreement and prior to the Effective Time, any change in the outstanding shares of capital stock of MDA or DigitalGlobe occurs by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend with a record date during such period.

At the Effective Time, all shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock that are owned directly or indirectly by DigitalGlobe or any DigitalGlobe subsidiary will be cancelled and will cease to exist and no stock of MDA, cash or other consideration will be delivered in exchange for those shares.

At the Effective Time, all shares of DigitalGlobe Common Stock that are owned directly or indirectly by MDA or any of the MDA subsidiaries will be converted into one fully paid and non-assessable share of common stock of the surviving corporation.

At the Effective Time, Holdings will issue to MDA 100,000 shares of the common stock of Holdings and the surviving corporation shall issue to Holdings 100,000 shares of the common stock of the surviving corporation.

DigitalGlobe Shareowners will not receive any fractional MDA Common Shares in the Merger and such fractional share interest will not entitle the owner to vote or to have any rights as a holder of any MDA Common Shares. All fractional shares which a single record holder of shares of DigitalGlobe Common Stock and/or DigitalGlobe Preferred Stock would otherwise be entitled to receive will be aggregated. In lieu of any such fractional shares, each holder of shares of DigitalGlobe Common Stock and/or DigitalGlobe Preferred Stock who would otherwise be entitled to receive fractional shares will be entitled to receive an amount in cash, without interest, equal to such fractional amount multiplied by the average of the closing sale prices of the MDA Common Shares on the TSX as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time occurs, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canadian dollar-to-U.S. dollar exchange rate for each such trading day.

In addition, with respect to each share of DigitalGlobe Common Stock and/or DigitalGlobe Preferred Stock as to which the holder thereof has properly complied with the provisions of Section 262 of the

DGCL as to appraisal rights (a “Dissenting Share”) such holder will be entitled to payment of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, all Dissenting Shares will no longer be outstanding and will automatically be canceled and cease to exist and each holder of Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive the fair value of the Dissenting Shares in accordance with Section 262 of the DGCL. Notwithstanding the foregoing, if any holder affirmatively withdraws his, her or its demand for appraisal of such Dissenting Shares, fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his, her or its shares under the DGCL, then such holder will forfeit the right to appraisal of such shares and such shares will be deemed to have been converted at the Effective Time into the right to receive, without interest, the Merger Consideration.

Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards

Options. At the Effective Time, each option to purchase DigitalGlobe Common Stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the Effective Time (a “DigitalGlobe Option”), whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA Common Shares (the “Option Consideration”), as described below.

The cash component of the Option Consideration for a DigitalGlobe Option will equal the positive difference, if any, between (a) the product of (i) the Cash Consideration (US$17.50) and (ii) the number of shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time less (b) the Total Cash Exercise Price (as defined below). The “Total Cash Exercise Price” with respect to a DigitalGlobe Option is the product of (i) the aggregate exercise price of the shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time and (ii) a fraction, the numerator of which is the Cash Consideration and the denominator of which is the sum of (A) the Cash Consideration and (B) the Parent Share Consideration Value (as defined below). The “Parent Share Consideration Value” is the product of the Stock Consideration (0.3132 of an MDA Common Share) and the Parent Closing Stock Value. The “Parent Closing Stock Value” is the average of the closing sale prices of the MDA Common Shares on the TSX for the five trading days ending with the trading day immediately before the closing of the Merger, converted from Canadian dollars to U.S. dollars using the Bank of Canada’s daily average Canada/U.S. exchange rate for each such trading day.

The MDA share component of the Option Consideration for a DigitalGlobe Option will be a number of MDA Common Shares equal to (a) the positive difference, if any, between (i) the product of (A) the Parent Share Consideration Value and (B) the number of shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time less (ii) the aggregate exercise price of the shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time reduced by the Total Cash Exercise Price, divided by (b) the Parent Closing Stock Value. Any fractional share interest will be settled in cash in accordance with the Merger Agreement, as described in “The Merger Agreement — Merger Consideration”.

MDA will pay, or will cause the surviving company to pay, on the effective date of the Merger, the Option Consideration for a DigitalGlobe Option cancelled pursuant to the Merger Agreement. Such payments will be subject to all applicable tax withholdings and deductions. If the Option Consideration for a particular DigitalGlobe Option is zero or a negative number, such option will be cancelled without payment.

Performance-Based RSUs and Vested RSUs. At the Effective Time, each outstanding restricted stock unit granted by DigitalGlobe and denominated in shares of DigitalGlobe Common Stock (a “DigitalGlobe RSU”) that is subject to unsatisfied performance conditions for a performance period that includes the date of the closing of the Merger (a “DigitalGlobe Performance-Based RSU”), whether vested or unvested, and each DigitalGlobe RSU that is not a DigitalGlobe Performance-Based RSU and that is vested immediately prior to the Effective Time, after giving effect to any accelerated vesting in connection with the Merger (a “DigitalGlobe Vested RSU”), will be cancelled in exchange for the right to receive (a) a cash payment equal to the product of (i) the Cash Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU, and (b) a number of MDA Common Shares equal to the product of (i) the Stock Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU. There are currently no outstanding vested and previously unsettled DigitalGlobe Performance-Based RSUs. Any fractional share interest will be settled in cash in accordance with the Merger Agreement, as described above. MDA will pay, or will cause the surviving company to pay, such consideration on the effective date of the Merger. Such payments will be subject to all applicable tax withholdings and deductions.

The number of shares of DigitalGlobe Common Stock subject to a DigitalGlobe Performance-Based RSU that, at the Effective Time, remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the Effective Time occurs will be determined as though such performance conditions were satisfied at the applicable “target” level, except as to any such performance condition based on a relative total stockholder return measure. The number of shares of DigitalGlobe Common Stock subject to a DigitalGlobe Performance-Based RSU that, at the Effective Time, remains subject to an unsatisfied performance condition based on a relative total stockholder return measure for a performance period that includes the date on which the Effective Time occurs will be determined as though the applicable performance period ended with the trading day immediately preceding the date on which the Effective Time occurs and using an average of the closing prices for a share of DigitalGlobe Common Stock for the period of five trading days immediately preceding the date on which the Effective Time occurs as the value of the DigitalGlobe Common Stock at the end of such performance period for the purposes of such performance determination.

Unvested Time-Based RSUs. At the Effective Time, each outstanding DigitalGlobe RSU that is not a DigitalGlobe Performance-Based RSU and that is not, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transaction contemplated by the Merger Agreement, vested (a “DigitalGlobe Unvested Time-Based RSU”), will be assumed by MDA. Each DigitalGlobe Unvested Time-Based RSU that is assumed by MDA is referred to as a “Converted RSU.” Each Converted RSU will represent the right to receive (a) an amount in cash equal to the product of (i) the Cash Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU (the “Converted RSU Cash Consideration”), and (b) a number of MDA Common Shares equal to the product of (i) the Stock Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU (the “Converted RSU Stock Consideration”). Each Converted RSU will be subject to substantially the same terms and conditions as were applicable to such DigitalGlobe RSU immediately before the Effective Time, except that the Converted RSU will be deemed fully vested upon the Effective Time as to the Converted RSU Cash Consideration. MDA will pay, or will cause the surviving company to pay, the Converted RSU Cash Consideration on the effective date of the Merger. Such payments will be subject to all applicable tax withholdings and deductions.

After the Effective Time, MDA will assume the DigitalGlobe equity plans and the number of MDA Common Shares available for Converted RSUs under the DigitalGlobe equity plans will be determined by adjusting the number of shares of DigitalGlobe Common Stock available for such awards under the DigitalGlobe equity plans immediately before the Effective Time in accordance with the preceding paragraph. For the avoidance of doubt, from and after the Effective Time, no awards will be issued and outstanding under the DigitalGlobe equity plans other than the Converted RSUs.

Representations and Warranties

The parties to the Merger Agreement have provided customary representations and warranties.

Material Adverse Effect

Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

Under the Merger Agreement, a material adverse effect with respect to any person is generally defined as any fact, circumstance, effect, change, event or development that materially adversely affects the business, assets, liabilities, properties, financial condition or results of operations of such person and its subsidiaries, taken as a whole. No effect (by itself or when aggregated or taken together with any and all other effects), directly or indirectly resulting from, arising out of, attributable to, or related to any of the following will be deemed to be or constitute a material adverse effect, and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly, resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a material adverse effect has occurred or may, would or could occur (except the effect of the changes described in the first, second, third, fourth, fifth and eighth bullets below will not be excluded to the extent they disproportionately adversely affect such person and its subsidiaries, taken as whole, as compared to other persons that conduct business in the countries and regions in the world and in the industries in which such person and its subsidiaries conduct business):

•	general economic conditions (or changes in such conditions) in the United States, Canada or any other country or region in the world, or conditions in the global economy generally;

•	conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States, Canada or any other country or region in the world, including (a) changes in interest rates in the United States, Canada or any other country or region in the world and changes in exchange rates for the currencies of any countries and (b) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States, Canada or any other country or region in the world;

•	conditions (or changes in such conditions) in the industries in which such person and its subsidiaries conduct business;

•	political conditions (or changes in such conditions) in the United States, Canada or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, Canada or any other country or region in the world;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, or weather conditions in the United States, Canada or any other country or region in the world;

•	the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated hereby;

•	any actions taken or failure to take action, in each case, to which MDA or DigitalGlobe has requested; or compliance with the terms of, or the taking of any action expressly permitted or required by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement;

•	changes in the law or other legal or regulatory conditions, or the interpretation thereof, or changes in U.S. GAAP, IFRS or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

•	any changes in stock price or the trading volume or any failure to meet any public estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, or any failure to meet any internal budgets, plans or forecasts of revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or

•	any legal proceedings made or brought by any of the current or former stockholders on their own behalf or on behalf of such person against DigitalGlobe, MDA, Holdings, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other transactions contemplated by the Merger Agreement.

A “Material Adverse Effect” also includes any fact, circumstance, effect, change, event or development that materially adversely affects the ability of such person and its subsidiaries to consummate the transactions contemplated by the Merger Agreement.

The representations and warranties contained in the Merger Agreement, or in any instrument delivered pursuant thereto and any rights arising out of any breach of such representations and warranties will not survive the Effective Time.

Covenants Regarding Conduct of Business by DigitalGlobe Pending the Merger

Except as required or permitted by the Merger Agreement, required by applicable law, or consented to in writing by MDA (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement with certain exceptions, DigitalGlobe has agreed to, and to cause each of its subsidiaries to:

•	conduct its business in all material respects in the ordinary course of business consistent with past practice; and

•	use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its subsidiaries, to maintain its rights, franchises, licenses and other authorizations issued by governmental entities, to keep available the services of current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors of DigitalGlobe and its subsidiaries.

In addition, except as required or permitted by the Merger Agreement, required by applicable law, or consented to in writing by MDA (which consent may not be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement with certain exceptions, DigitalGlobe has agreed not to, and to cause each of its subsidiaries not to:

•	subject to certain exceptions, directly or indirectly, incur or commit to any capital expenditures, other than capital expenditures and obligations or liabilities incurred or committed to in an amount not materially greater in the aggregate than, and during the same calendar quarter set forth in, 110% of DigitalGlobe’s current capital budget, as provided in the Merger Agreement;

•	amend its certificate of incorporation or bylaws or similar organizational documents;

•	declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, other than dividends and distributions by a direct or indirect subsidiary to DigitalGlobe or another subsidiary (such dividends to be made, in proportion to the ownership thereof and consistent with past practice in the case of a distribution by a less than wholly owned direct or indirect subsidiary) and other than dividends provided for in the DigitalGlobe Certificate of Designation and paid by DigitalGlobe consistent with past practice;

•	adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•	repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, DigitalGlobe or any of its subsidiaries or any securities of DigitalGlobe or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, DigitalGlobe or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (a) the withholding or acquisition of shares of DigitalGlobe Common Stock to satisfy tax obligations or any applicable exercise or purchase price with respect to awards granted pursuant to the DigitalGlobe equity plans or (b) the acquisition by DigitalGlobe of awards granted pursuant to the DigitalGlobe equity plans in connection with the termination or forfeiture of such awards in accordance with the terms of such awards;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (a) any shares of capital stock of DigitalGlobe or any of its subsidiaries (other than shares of DigitalGlobe Common Stock issued upon conversion of DigitalGlobe Preferred Stock in accordance with the terms of the DigitalGlobe Certificate of Designation), (b) any other equity interests or voting securities of DigitalGlobe or any of its subsidiaries, (c) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, DigitalGlobe or any of its subsidiaries, (d) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, DigitalGlobe or any of its subsidiaries, any rights issued by DigitalGlobe or any of its subsidiaries that are linked in any way to the price of any class of DigitalGlobe capital stock or any shares of capital stock of any DigitalGlobe subsidiary, the value of DigitalGlobe, any DigitalGlobe subsidiary or any part of DigitalGlobe or any DigitalGlobe subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of DigitalGlobe or any of its subsidiaries or (e) any debentures, bonds, notes or other indebtedness of DigitalGlobe having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), in each case other than the issuance of shares of DigitalGlobe Common Stock upon the exercise of DigitalGlobe Options and the payment of DigitalGlobe RSUs outstanding on the date of the Merger Agreement and in accordance with their terms and any grants, pledges, encumbrances or liens with respect to DigitalGlobe’s existing credit facility;

•	do any of the following other than, in each case, in the ordinary course of business consistent with past practice, as required to comply with applicable law, as contemplated, permitted or required by the Merger Agreement, or as required by the existing terms of any DigitalGlobe benefit plan: (a) grant any increase in the compensation or benefits payable or to become payable by DigitalGlobe or any of its subsidiaries to any former or current director or executive officer of DigitalGlobe or any of its subsidiaries, (b) grant any increase in the compensation or benefits payable or to become payable by DigitalGlobe or any of its subsidiaries to any former or current non-executive officer or employee of DigitalGlobe or any of its subsidiaries, (c) grant any additional rights to severance or termination pay to, or enter into any severance agreement with, any former or current director, officer or employee of DigitalGlobe or any of its subsidiaries, (d) establish, adopt, enter into, amend or terminate any bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination or severance plan, agreement, trust, fund, policy or other benefit arrangement as to any such former or current director, officer or employee of DigitalGlobe or any of its subsidiaries, or (e) accelerate the vesting or payment of compensation or benefits under any DigitalGlobe benefit plan. However, the foregoing restrictions in this bullet shall not restrict DigitalGlobe or any of its subsidiaries from entering into or making available to newly hired employees or to other employees (in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business) plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

•	make any material change to its methods of accounting, except in accordance with changes in U.S. GAAP as concurred to by DigitalGlobe’s independent auditors;

•	acquire by merging or consolidating with, by purchasing an equity interest in or a material portion of the business of, or by any other manner, any person or other business organization (other than any wholly owned subsidiary of DigitalGlobe), division or business of such person or any assets if the aggregate amount of the consideration paid or transferred by DigitalGlobe and its subsidiaries in connection with such transaction and all other such transactions after the date of the Merger Agreement would exceed, individually or in the aggregate, US$10 million or if such transaction would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•	sell, lease, license (except in the ordinary course of business), mortgage, sell and leaseback, exchange, transfer, pledge, hypothecate, grant any security interest in, or otherwise subject to any other lien (other than certain permitted liens) or otherwise dispose of, or agree to do any of the foregoing with respect to, any of DigitalGlobe’s assets or any interests therein that individually have a fair market value in excess of US$10 million, in the aggregate have a fair market value in excess of US$25 million, or are otherwise material, individually or in the aggregate, to DigitalGlobe;

•	incur any indebtedness, except for (a) indebtedness incurred in the ordinary course of business pursuant to existing letters of credit or DigitalGlobe’s existing credit facility not to exceed US$25 million in the aggregate, (b) indebtedness in replacement of existing indebtedness, (c) guarantees by DigitalGlobe of existing indebtedness of any of its wholly-owned subsidiaries, (d) letters of credit regarding performance bonds, refund bonds or bid bonds or (e) intercompany debt;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of DigitalGlobe, or by such subsidiaries to DigitalGlobe or other subsidiaries wholly owned by DigitalGlobe) exceeding US$10 million in the aggregate;

•	except in the ordinary course of business and except as set forth in the following bullet, pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of DigitalGlobe’s benefit plans and material contracts made available to MDA as in effect on the date of the Merger Agreement or the repayment of intercompany debt;

•	compromise, settle, grant any waiver or release relating to any litigation, other than settlements or compromises of litigation where the aggregate amount paid or to be paid does not exceed $2.5 million for any individual claim or series of related claims, or US$10 million in the aggregate for all claims;

•	engage in any transaction (except (a) pursuant to agreements in effect at the time of the Merger Agreement and disclosed in DigitalGlobe’s disclosure letter and (b) as otherwise permitted by certain terms of the Merger Agreement), or enter into or materially amend any agreement, arrangement, or understanding, directly or indirectly, with any of DigitalGlobe’s affiliates;

•	adopt or change any material method of tax accounting;

•	make or change any material tax election, except as consistent with past practice;

•	make a material amendment to any tax return;

•	surrender any right to claim a material refund or offset of any taxes;

•	make a request for a material tax ruling, enter into a closing agreement with respect to or settle or compromise any material tax liability;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of DigitalGlobe or any of its subsidiaries (other than the Merger) or any agreement relating to an Acquisition Proposal with respect to DigitalGlobe, except as otherwise provided for in the no solicitation covenants described in the section entitled “The Merger Agreement – No Solicitation” below;

•	enter into or amend any contract, if such contract or amendment would reasonably be expected to prevent, materially impede, or materially delay the consummation of the Merger;

•	enter into or amend any material contract that would materially restrain, limit or impede DigitalGlobe’s or any of its subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on DigitalGlobe’s or any of its subsidiaries’ activities;

•	(a) terminate or cancel any material contract (other than the non-renewal of existing material contract and other than the termination or cancellation of material contracts in the ordinary course of business) or (b) enter into or amend any contract that, if entered into on the date of the Merger Agreement, would have been a material contract, unless in the case of this clause (b), (i) such contract is entered into in the ordinary course of business, consistent with past practice and (ii) such contract, or in the case of an amendment, such amendment, does not require DigitalGlobe or any of its subsidiaries to make payments in excess of $20 million over the term of such contract;

•	except in the ordinary course of DigitalGlobe’s or its subsidiaries’ business consistent with past practice, (a) grant, agree to grant to any person, or dispose of or permit to lapse any rights to any material intellectual property, or disclose or agree to disclose to any person, other than Representatives of MDA, any material trade secret, or (b) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any material intellectual property;

•	enter into an agreement, contract, commitment or arrangement to do any of the foregoing; or

•	take any action which would cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after the consummation of the Merger as a result of the Merger.

Covenants Regarding Conduct of Business by MDA, Holdings and Merger Sub Pending the Merger

Except as required or permitted by the Merger Agreement, required by applicable law, or consented to in writing by DigitalGlobe (which consent may not be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement with certain exceptions, MDA has agreed to, and to cause each of its subsidiaries to:

•	conduct its business in all material respects in the ordinary course consistent with past practice;

•	use reasonable best efforts to preserve intact its business organization and goodwill and business organization and goodwill of its subsidiaries and maintain its rights, franchises, licenses and other authorizations issued by governmental entities, to keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors of MDA and its subsidiaries; and

•	use reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

In addition, except as required or permitted by the Merger Agreement, required by applicable law, or consented to in writing by DigitalGlobe (which consent may not be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement with certain exceptions, MDA and Holdings have agreed not to, and to cause each of their subsidiaries not to:

•	amend MDA’s notice of articles or MDA’s articles or adopt any material change in comparable similar organizational documents of the subsidiaries of MDA that would adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, other than the payment by MDA of quarterly cash dividends on MDA Common Shares consistent with past practice at a rate not to exceed a quarterly rate of $0.37 per share and dividends and other than distributions by a direct or indirect subsidiary to MDA or another subsidiary;

•	adjust, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•	repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, MDA or any of its subsidiaries or any securities of MDA or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, MDA or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (a) the withholding of shares of MDA Common Shares to satisfy tax obligations with respect to awards granted pursuant to MDA’s equity plans, (b) the acquisition by MDA of awards granted pursuant to MDA’s equity plans in connection with the termination or forfeiture of such awards or (c) the acquisition, redemption or repurchase or cash settlement by MDA or any MDA subsidiary of its obligations under any awards granted pursuant to MDA’s equity plans;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (a) any shares of capital stock of MDA or any of its subsidiaries, (b) any other equity interests or voting securities of MDA or any of its subsidiaries, (c) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, MDA or any of its subsidiaries, (d) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, MDA or any of its subsidiaries or (e) any debentures, bonds, notes or other indebtedness of MDA having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), in each case other than (i) the issuance of shares of MDA Common Shares in connection with the conversion or vesting of MDA equity awards outstanding as of the date of the Merger Agreement or MDA equity awards issued after the date of the Merger Agreement in the ordinary course of business consistent with past practice, or the issuance of MDA equity awards in the ordinary course of business consistent with past practice pursuant to any MDA equity plans sponsored or maintained by MDA, (ii) the issuance by a wholly owned subsidiary of MDA of such subsidiary’s capital stock or other equity interests to MDA or any other wholly owned subsidiary of MDA; (iii) any grants, pledges, encumbrances or liens with respect to MDA’s existing credit facility or the MDA Note Purchase Agreement, (iv) sales of MDA Common Shares in a public offering for Cash Consideration if the number of shares of MDA Common Shares so issued does not exceed in the aggregate 10% of the issued and outstanding MDA Common Shares as of the date of the Merger Agreement, (v) issuances of MDA Common Shares as consideration in an acquisition, by merger or otherwise, of assets or any person, subject to compliance with certain other terms of the Merger Agreement, and (vi) issuances of MDA Common Shares for Cash Consideration in connection with (A) the repayment of any indebtedness of DigitalGlobe and its subsidiaries or (B) any financing in connection with the consummation of the transactions contemplated by the Merger Agreement;

•	make any material change to its methods of accounting, except in accordance with changes in IFRS as concurred to by MDA’s independent auditors;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of MDA or Holdings (other than the Merger and other than as required or permitted by MDA’s interim covenant to execute its United States access strategy, which will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of MDA and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals);

•	except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to any subsidiary of MDA (other than the Merger);

•	except as would not or would not reasonably be expected to prevent, materially impede or delay the consummation of the Merger, acquire by merger or otherwise, any assets or securities of any person (other than another wholly owned subsidiary of MDA or Holdings) or any portion of the business or property of any entity or merge, consolidate or enter into any other business combination transaction with any person (other than another wholly owned subsidiary of MDA or Holdings);

•	enter into an agreement, contract, commitment or arrangement to do any of the foregoing; and

•	take any action which would cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after the consummation of the Merger as a result of the Merger.

No Solicitation

MDA and DigitalGlobe have agreed to, and to cause each of their respective subsidiaries to, use their reasonable best efforts to cause their respective directors, officers, employees, accountants, auditors, consultants, legal counsel, advisors (including financial advisors), agents and other representatives, which we refer to collectively as “Representatives,” to:

•	immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person (other than the parties to the Merger Agreement) in connection with any actual or potential Acquisition Proposal that exists as of the date of the Merger Agreement; and

•	promptly request and use their commercially reasonable efforts to obtain (it being understood that such efforts shall not require DigitalGlobe to engage in litigation), pursuant to its contract rights, the return or destruction of confidential information previously furnished to any third person with whom discussions or negotiations have been terminated on, prior to or subsequent to the date of the Merger Agreement.

MDA and DigitalGlobe have agreed not to, and to cause their subsidiaries not to, and to use their reasonable best efforts to cause their respective Representatives not to:

•	initiate, solicit, knowingly facilitate or knowingly encourage (including by furnishing or providing information) any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	enter into, participate or engage in, or continue, any discussions or negotiations with respect to any Acquisition Proposal, or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

•	furnish or provide any non-public information regarding DigitalGlobe or its subsidiaries, or MDA or its subsidiaries, as applicable, or provide access to its properties, assets or employees in response to any Acquisition Proposal, or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

•	approve or recommend to its shareholders or shareowners, as applicable, any Acquisition Proposal; and

•	execute or enter into, any letter of intent, agreement in principle or any other contract contemplating or otherwise relating to an Acquisition Proposal (except an acceptable confidentiality agreement as provided for in the Merger Agreement).

Notwithstanding the foregoing, prior to the approval and adoption of the Merger Agreement by the DigitalGlobe Shareowners, in the case of DigitalGlobe, or prior to the time the MDA Shareholders approve the MDA Common Share Issuance Resolution, in the case of MDA, if either of MDA or DigitalGlobe, any of their respective subsidiaries or any of such person’s Representatives receives a bona fide written Acquisition Proposal that did not result from a material violation of the foregoing restrictions and such party’s board of directors has determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to a Superior Proposal, and after consultation with its outside counsel, such party’s board of directors has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, then such party may:

•	enter into, participate or engage in discussion or negotiations with the person making such Acquisition Proposal; and

•	furnish or provide non-public information regarding such party or its subsidiaries or provide access to its properties, assets or employees to the person making such Acquisition Proposal.

Prior to any party providing any non-public information to such person, such party will have entered into an acceptable confidentiality agreement with such person, which agreement may not contain provisions that prevent such party from complying with its no solicitation covenants under the Merger Agreement. In addition, such party will substantially concurrently provide to the other party any information concerning such party or its subsidiaries provided to any other person in connection with an Acquisition Proposal that was not previously provided or made available to the other party.

Each of MDA and DigitalGlobe, as applicable, will advise the other party in writing within 24 hours of the receipt of (a) any Acquisition Proposal and (b) any request for material non-public information relating to such party or any of its subsidiaries, and any inquiry or request for discussions or negotiations with such party or any of its Representatives, in each case relating to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal. In addition, each of MDA and DigitalGlobe, as applicable, must provide the other party, within such 24 hour time period, the identity of each person that makes an Acquisition Proposal or request and a copy of any such Acquisition Proposal or request. Each of MDA and DigitalGlobe, as applicable, is also required to keep the other party informed on a reasonably prompt basis of the status of any such Acquisition Proposal or request (including the identity of the third party, the price involved and any material change to the material terms and conditions thereof), and provide the other party as promptly as reasonably practicable (and in any event within 24 hours), copies of all correspondence and other written material sent to or received from the third parties in connection with such Acquisition Proposal or request. For purposes of this paragraph only, the term “Acquisition Proposal” with respect to MDA will be changed such that all references to 20% will be changed to 50%.

For purposes of this Management Information Circular, “Acquisition Proposal” means, with respect to either MDA or DigitalGlobe, any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving (a) any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving such party the business of which constitutes 20% or more of such party’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months; (b) any direct or indirect acquisition

(by asset purchase, stock purchase, merger, or otherwise) by any person or “group” (as defined under Section 13(d) of the U.S. Exchange Act) of any business or assets of such party or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 20% or more of such party’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect; or (c) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the U.S. Exchange Act) by any person or “group” of 20% or more of the voting stock of such party or any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of the voting stock of such party; provided, however, in the case of MDA only, that a proposal to issue up to 40% of the outstanding MDA Common Shares as of the date of such proposal as consideration in an acquisition, by merger or otherwise, of assets or any person, will not be deemed to be an Acquisition Proposal with respect to MDA.

For the purposes of this Management Information Circular, “Superior Proposal” means, with respect to either MDA or DigitalGlobe, an unsolicited, bona fide written offer by any person or “group” to acquire, directly or indirectly, substantially all of the businesses or assets of such party, or a majority of such party’s common shares or common stock, as applicable, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that, such party’s board of directors determines, in good faith, after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to such party’s shareowners or shareholders, as applicable, than the Merger.

Board Recommendation

Prior to the approval and adoption of the Merger Agreement by the DigitalGlobe Shareowners, in the case of DigitalGlobe, or prior to the time the MDA Shareholders approve the MDA Common Share Issuance Resolution, in the case of MDA, each party’s board of directors, in the case of an Acquisition Proposal, may make a Change in Recommendation or, in the case of DigitalGlobe only, terminate the Merger Agreement if it determines in good faith, after consultation with its outside legal counsel and independent financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and the failure of such party’s board of directors to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. However, each party’s board of directors may not make such Change in Recommendation or, in the case of DigitalGlobe only, terminate the Merger Agreement unless prior to taking such action:

•	such party has given the other party written notice, which notice will (a) include a copy of the proposed transaction agreements, (b) specify the material terms and conditions of the Superior Proposal not reflected by such agreements (including the identity of the person making the Superior Proposal), and (c) inform the other party that it intends to make a Change in Recommendation at the end of the period described in the bullet below;

•	for at least four business days after receipt of such notice referred to in the bullet immediately above, such party has negotiated and used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the other party (to the extent the other party wishes to negotiate) with respect to any revisions of the terms of the Merger Agreement proposed by the other party; and

•	at the end of the period referred to in the bullet immediately above, such party’s board of directors has determined in good faith, after consultation with its outside legal counsel and independent financial advisors that such Acquisition Proposal remains a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, after taking into account any proposed binding changes to the terms and conditions of the Merger Agreement proposed by the other party.

In the event of any amendment to the financial terms or other material terms of an Acquisition Proposal, the party that received the Acquisition Proposal will be required to deliver a new written notice to the other party and to comply with the requirements of Merger Agreement with respect to such new written notice.

In addition, prior to the approval and adoption of the Merger Agreement by the DigitalGlobe Shareowners, in the case of DigitalGlobe, or prior to the time the MDA Shareholders approve the MDA Common Share Issuance Resolution, in the case of MDA, each party’s board of directors, in the absence of an Acquisition Proposal and solely in response to an Intervening Event, may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel and independent financial advisors, that the failure of such party’s board of directors to take such action in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law. However, each party’s board of directors may not make such Change in Recommendation unless prior to taking such action:

•	such party’s board of directors has given the other party written notice, which notice will include a detailed description of the Intervening Event and inform the other party that such party intends make a Change in Recommendation at the end of the period described in the bullet below;

•	for at least four business days after receipt of such notice referred to in the bullet immediately above, such party has negotiated and used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the other party (to the extent the other party wishes to negotiate) with respect to any revisions to the terms of the Merger Agreement proposed by such party; and

•	at the end of the period referred to in the bullet immediately above, such party’s board of directors has considered in good faith any changes to the Merger Agreement proposed in writing by the other party and has determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that notwithstanding such proposed changes, the failure to take such action in response to an Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable law.

Nothing in the Merger Agreement prohibits MDA or DigitalGlobe or their respective boards of directors from complying with, in the case of DigitalGlobe, Rule 14e-2(a) and Rule 14d-9 promulgated under the U.S. Exchange Act or, in the case of MDA, National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian securities regulatory authorities; provided, however, that each party will not, except as expressly permitted by the Merger Agreement, make a Change in Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements.

For purposes of this Management Information Circular, an “Intervening Event” means, with respect to either MDA or DigitalGlobe, any material event, development or circumstance that was not known to such parties board of directors on the date of the Merger Agreement (or if known, the consequences of which were not known or reasonably foreseeable by the board of directors on the date of the Merger Agreement), which event or circumstance, or any material consequences thereof, becomes known to such parties board of directors prior to obtaining the requisite shareowner or shareholder approval, as applicable; provided, however, that in no event will the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

For purposes of this Management Information Circular, a “Change in Recommendation” means, with respect to either MDA or DigitalGlobe:

•	any failure to make, or any change, qualification, withholding, withdrawal or modification, in a manner adverse to the other party, of such party’s board of directors’ recommendation that (a) in the case of MDA, the MDA Shareholders vote in favor of the MDA Common Share Issuance Resolution or (b) in the case of DigitalGlobe, the DigitalGlobe Shareowners vote in favor of approving the Merger Agreement;

•	a failure to recommend against acceptance of any tender offer or exchange offer for the shares of such party’s common stock or common shares, as applicable, within 10 business days after commencement of any such offer;

•	adopting, approving or recommending or publicly proposing to approve or recommend an Acquisition Proposal or any letter of intent, agreement in principal, acquisition agreement or similar contract relating to an Acquisition Proposal; or

•	resolving to take any of the actions described above.

DigitalGlobe Financing Cooperation

Prior to the closing of the Merger, DigitalGlobe will, and will cause each of its affiliates and Representatives to use reasonable best efforts to provide all cooperation reasonably requested by MDA that is customary in connection with the arrangement of any debt financing for transactions that are substantially similar to the transactions contemplated by the Merger Agreement, which reasonable best efforts will include:

•	providing the Debt Commitment Parties the information with respect to the business, operations and financial condition of DigitalGlobe or its subsidiaries and certain specified financial statements of DigitalGlobe and its subsidiaries required to be furnished to such parties by the terms of the Merger Agreement;

•	participating in a reasonable number of meetings, drafting sessions, road shows, rating agency presentations and due diligence sessions and sessions with rating agencies at times and locations mutually agreed upon and reasonably coordinated in advance of such event;

•	assisting upon request in the preparation of, and providing information to assist MDA in preparing, pro forma financial statements and financial projections;

•	furnishing to MDA for distribution to the Debt Commitment Parties, as promptly as practicable following such request, pertinent information regarding DigitalGlobe’s assets and operations as is customary in connection with the debt financing of the amounts set forth in the debt commitment letters, including an offering of Senior Notes as contemplated by the debt commitment letters (the “Debt Financing”), including providing, as promptly as practicable following such request, monthly financial and operating data relating to DigitalGlobe’s assets and operations that is reasonably requested by MDA;

•	assisting MDA and the Debt Commitment Parties, upon request, in the preparation of (a) a customary offering document for any of the Debt Financing (including assistance with preparation of a customary offering document for a Senior Notes offering); (b) materials for rating agency presentations and (c) similar documents required in connection with the Debt Financing;

•	taking all corporate actions, subject to the closing of the Merger, reasonably requested by MDA to permit the consummation of the Debt Financing and to permit such proceeds to be made available to MDA;

•	facilitating and assisting the appropriate authorized Representatives of DigitalGlobe on and as of the Closing Date to execute and deliver any pledge and security documents, definitive financing documents or other certificates or documents as may be reasonably requested by MDA or otherwise facilitating the pledging of collateral for delivery at the consummation of the Debt Financing on and as of the closing of the Merger; provided that the effectiveness of any such pledges (or delivery of stock certificates) or documents will be subject to the occurrence of the closing of the Merger;

•	providing, if requested by MDA, customary authorization letters to the Debt Commitment Parties authorizing the distribution of information to prospective lenders;

•	cooperating reasonably with the Debt Commitment Parties’ due diligence, to the extent customary and reasonable;

•	obtaining accountant’s comfort letters reasonably requested by MDA and customary for financings similar to the Debt Financing;

•	obtaining customary payoff letters, lien terminations and releases and instruments of discharge to be provided at the closing of the Merger providing for the payoff, discharge and termination on the Closing Date of all indebtedness and release of liens contemplated by the repayment or refinancing of such indebtedness to be paid off, discharged and terminated on the Closing Date; and

•	providing at least five business days prior to the closing of the Merger, all documentation and other information about DigitalGlobe and each of its subsidiaries as is reasonably requested in writing by MDA which relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act to the extent requested at least nine business days prior to the closing of the Merger (or at such times as will reasonably allow DigitalGlobe to comply with such request).

Notwithstanding the foregoing, nothing in the Merger Agreement will require any such cooperation to the extent that it would:

•	unreasonably interfere with the business or operations, or conflict with applicable law or the organizational documents, of DigitalGlobe or its subsidiaries;

•	require a person that is a director of DigitalGlobe or its subsidiaries at any time prior to the Closing Date to take any action to approve the Debt Financing in their capacity as a pre-closing director;

•	make effective prior to the Closing Date any written agreement of DigitalGlobe or its subsidiaries or any of their affiliates or Representatives with respect to the Debt Financing (other than with respect to certain authorization letters described in the Merger Agreement);

•	require DigitalGlobe or any of its subsidiaries or their respective affiliates, officers, directors, employees, shareowners and Representatives to pay any commitment or other similar fee; or

•	require DigitalGlobe or any of its subsidiaries or their respective affiliates, officers, directors, employees, shareowners and Representatives to incur any cost or expense, except to the extent such cost or expense (a) is reimbursed by MDA in connection with the Debt Financing prior to or at the closing of the Merger or (b) solely in the case of DigitalGlobe and its subsidiaries, is contingent upon the closing of the Merger.

In determining whether the closing condition requiring DigitalGlobe to perform in all material respects its obligations under the Merger Agreement has been satisfied, DigitalGlobe’s obligations with respect to financing cooperation will be satisfied unless the failure of such condition to be satisfied was caused by the willful and material breach by DigitalGlobe of its obligations stated above.

Financing

MDA is required to use reasonable best efforts to obtain and effectuate the Debt Financing on a timely basis on the terms and conditions described in the Debt Commitment Letter. MDA will give DigitalGlobe reasonably prompt notice upon having knowledge of any breach by any party to the Debt Commitment Letter or any termination of the Debt Commitment Letter.

In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, MDA must promptly notify DigitalGlobe and use reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the Merger Agreement upon the terms set forth in the Merger Agreement, the Debt Commitment Letter and otherwise on terms no less favorable to MDA than the terms and conditions set forth in the Debt Commitment Letter.

MDA’s United States Access Strategy

Upon consummation of the Merger, MDA and its subsidiaries are required to use their reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute MDA’s United States access strategy. This will include further restructuring of all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

Shareholder Meetings

The Merger Agreement requires DigitalGlobe, in accordance with its certificate of incorporation and bylaws, to promptly and duly call, give notice of, convene and hold, a meeting of DigitalGlobe Shareowners as soon as practicable, (and in no event more than 45 days) after the Proxy Statement/Prospectus is declared effective by the SEC for the purposes of voting upon the approval and adoption of the Merger Agreement. The Merger Agreement also requires DigitalGlobe to: (a) recommend approval and adoption of the Merger Agreement by the DigitalGlobe Shareowners and include in the Proxy Statement/Prospectus such recommendation and (b) use its reasonable best efforts to solicit and obtain such approval and adoption.

The Merger Agreement requires MDA to prepare and, concurrently with the mailing of the Proxy Statement/Prospectus to the DigitalGlobe Shareowners, (a) file with the Canadian securities regulatory authorities this Management Information Circular for the purpose of seeking the approval of the MDA Common Share Issuance Resolution and (b) mail this Management Information Circular to the MDA Shareholders. MDA will take, in accordance with applicable law and MDA’s notice of articles and MDA’s articles, all action necessary to convene a special meeting of its shareholders to consider and vote upon the MDA Common Share Issuance Resolution. Notwithstanding the foregoing, MDA has no obligation to convene or hold a special meeting of its shareholders to consider and vote upon the approval of the MDA Common Share Issuance Resolution and MDA will be permitted to adjourn, postpone or cancel such special meeting if called, until certain regulatory conditions have been satisfied.

Employee Benefits

During the period from the closing of the Merger to the first anniversary of the Closing Date, MDA will provide, or cause its affiliates to provide, to the employees who are employees of DigitalGlobe or its subsidiary at the time of the closing of the Merger, which we refer to as the “Continuing Employees,” a base salary or base wage rate, as applicable, that is not less than each such Continuing Employee’s base salary or base wage rate, as applicable, as in effect immediately prior to the closing of the Merger and compensation and benefits (excluding equity-based compensation) that are substantially comparable, in the aggregate, to those provided to the Continuing Employees immediately prior to the closing of the Merger (excluding any transaction-based retention or other extraordinary, special or one-time, non-recurring compensation or benefits), while such Continuing Employees remain employed by MDA or any of its subsidiaries.

As of the Closing Date, MDA will provide, or cause its affiliates to provide, to each Continuing Employee under each employee benefit plan, program and arrangement established or maintained by MDA or its affiliates in which Continuing Employees may be eligible to participate after the Closing Date, credit for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits (but not for purposes of benefit accrual) for full or partial years of service with DigitalGlobe or its affiliates (including any predecessors) performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous DigitalGlobe benefit plan immediately prior to the Closing Date. However, no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee.

For the their respective terms, MDA and Holdings will honor, and will cause DigitalGlobe to honor, in accordance with their terms, certain employment, severance, retention and change in control agreements and arrangements listed in the DigitalGlobe disclosure letter. Additionally, MDA and Holdings will maintain, for one year following the closing of the Merger, a severance policy for Continuing Employees that is not less favorable than the DigitalGlobe severance policy in effect on the date of the Merger Agreement.

Indemnification and Insurance

From and after the Effective Time, MDA will cause DigitalGlobe to indemnify and hold harmless, as and to the fullest extent provided in DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws as in effect on the date of the Merger Agreement and permitted by applicable law, each present and former officer, director, manager, employee and agent of DigitalGlobe and any of its subsidiaries in such capacities, which we refer to as the “Indemnified Parties,” against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder) arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, manager, employee or agent of DigitalGlobe or any of its subsidiaries or, while a director, manager or officer of DigitalGlobe or any of its subsidiaries, is or was serving at the request of DigitalGlobe or one of its subsidiaries as an officer, director, manager, employee or agent of another person.

For a period of six years after the Effective Time, DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws will contain, and each of MDA and Holdings will cause DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of DigitalGlobe and its subsidiaries than are set forth in DigitalGlobe’s certificate of incorporation and DigitalGlobe’s bylaws as in effect on the date of the Merger Agreement.

For a period of six years after the Effective Time, DigitalGlobe will either (a) maintain, and each of MDA and Holdings will cause DigitalGlobe to maintain, at no expense to the beneficiaries, the current directors’ and officers’ liability insurance policies maintained by DigitalGlobe, which we refer to as the “Current D&O Insurance,” with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) or (b) purchase a six year extended reporting period endorsement with respect to the Current D&O Insurance and maintain such endorsement in full force and effect for its full term. Notwithstanding the foregoing, in no event will MDA be required to expend, in the aggregate, an amount in excess of 300% of the annual premiums currently paid by DigitalGlobe and its subsidiaries for the Current D&O Insurance, which we refer to as the “Maximum Premium.” If DigitalGlobe’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, DigitalGlobe will obtain, and each of MDA and Holdings will cause DigitalGlobe to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance.

In the event any excise tax is payable by any of DigitalGlobe’s directors and executive officers pursuant to Section 4985, MDA will, or will cause the surviving corporation to, pay to each such individual an amount equal to the sum of the excise tax payable by such individual pursuant to Section 4985, plus the amount necessary to put the individual in the same after-tax position that such individual would have been in if such individual had not incurred such excise tax.

Regulatory Approvals

Holdings, MDA, DigitalGlobe and Merger Sub have agreed to:

•	use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated or required by the Merger Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties, to obtain all necessary authorizations, consents and approvals (including CFIUS Approval and the other Regulatory Approvals), and to effect all necessary notifications, registrations and filings (including any registrations, notifications and filings required to be made in connection with obtaining such approvals);

•	promptly inform the other party of any communication received by such party from, or given by such party to a governmental entity, promptly providing copies to the other party of any such written communications regarding any of the transactions contemplated by the Merger Agreement and of any communication received or given in connection with any proceeding by a private party regarding the transactions contemplated by the Merger Agreement;

•	cooperate and coordinate with the other party in the making of any filings or submissions that are required to be made under any applicable laws or requested to be made by any governmental entity in connection with the transactions contemplated by the Merger Agreement, provided that if the parties cannot agree on any tactic or strategy after good faith discussions, MDA shall have the final determination of any such tactic or strategy;

•	use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable laws as soon as practicable; and

•	use their reasonable best efforts to obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required under or in connection with any applicable laws or from any governmental entity (including the CFIUS Approval and Regulatory Approvals).

In addition, under the Merger Agreement, MDA and DigitalGlobe will: (a) as soon as practicable and in any event within 15 business days after the date of the Merger Agreement, file Notification and Report Forms under the HSR Act with the Federal Trade Commission, which we refer to as the “FTC,” and the Antitrust Division of the Department of Justice, which we refer to as the “Antitrust Division,” and will use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation; (b) as soon as practicable make any filing, notice or application under any other applicable competition laws and use reasonable best efforts to respond as promptly as practical to all inquiries received from any governmental entity with jurisdiction over any such competition laws; (c) make any required filings in connection with Regulatory Approvals and make any filings and provide any information requested by a governmental entity from a party in respect of the Regulatory Approvals, and supply as promptly as reasonably practicable as required in applicable regulations any additional information and documentary material (other than information subject to attorney-client or attorney work-product privilege) that may be requested by CFIUS, DSS, NOAA, DDTC or any other governmental entity, as applicable, in connection with obtaining CFIUS Approval and the other Regulatory Approvals; (d) consistent with Section 721, file a draft voluntary notice with CFIUS with respect to the Merger (and in no event later than 20 business days from the date of the Merger Agreement), and as promptly as practicable thereafter, file the formal joint voluntary notice with CFIUS; and (e) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) and to obtain CFIUS Approval and the other Regulatory Approvals as promptly as reasonably practicable. Notwithstanding the foregoing, if CFIUS notifies MDA and DigitalGlobe that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or to prohibit the Merger, either MDA or DigitalGlobe may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval in which case the “CFIUS Approval” will be deemed to be withheld.

Each of the parties will use their respective reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a governmental entity precluding, restraining, enjoining or prohibiting consummation of the Merger.

With respect to any DSS FOCI review, MDA and DigitalGlobe will (a) file as promptly as practicable, all certificates pertaining to foreign interests and similar notifications or documents (including any FOCI mitigation plan) required or advisable in order to ensure after the Effective Time that MDA, DigitalGlobe and their respective subsidiaries maintain their respective facility security clearances and personnel security clearances issued by DSS and remain in compliance with and perform under the contracts of MDA, DigitalGlobe and their respective subsidiaries and with applicable U.S. national industrial security laws and regulations; and (b) supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any DSS FOCI review. Subject to the limitations discussed below, MDA and DigitalGlobe will take, and cause their affiliates to take, any and all actions necessary, and agree to all such requirements or conditions as may be requested or required by DSS in connection with, or as a condition of, the receipt of DSS Approval of any FOCI mitigation plan and make such changes to the FOCI mitigation plan as are requested or required by DSS in order to obtain DSS Approval.

Notwithstanding the foregoing, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any

Extraordinary Condition. In addition, DigitalGlobe will not, and will not permit any of its subsidiaries to, in connection with obtaining any required approval of any government entity in connection with the Merger Agreement or the transactions contemplated thereby, offer to agree, or agree, to any undertaking, term, condition, liability, obligation, commitment, sanction or other measure, without MDA’s prior written consent.

Other Covenants and Agreements

The Merger Agreement also contains additional covenants, including, among others, section 16 matters, securities law matters, equity award notices, listing of MDA Common Shares on the NYSE or NASDAQ and the TSX, announcements relating to the Merger, notice of failures to comply with covenants and covenants relating to access to information.

Conditions That Must Be Satisfied or Waived for the Merger to Occur

Conditions to the Obligations of MDA, Holdings, Merger Sub and DigitalGlobe

The respective obligations of MDA, Holdings, Merger Sub and DigitalGlobe to consummate the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of the following mutual conditions:

•	approval and adoption of the Merger Agreement by the DigitalGlobe Shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class (the condition described in this bullet is referred to as the “DigitalGlobe Shareowner Approval Condition”);

•	the approval of the MDA Common Share Issuance Resolution by a majority of the votes cast on such matter at the MDA Meeting;

•	absence of any statute, rule, order, decree or regulation (enacted or promulgated) and absence of any action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal (the condition described in this bullet is referred to as the “No Injunction Condition”);

•	expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Merger under any competition law (the condition described in this bullet is referred to as the “Expiration or Termination of Any Waiting Period Condition”);

•	obtaining, and remaining in full force and effect, the CFIUS Approval and the other Regulatory Approvals (and satisfaction or waiver of all conditions to such approvals required to be satisfied as of closing) (the condition described in this bullet is referred to as the “CFIUS and Regulatory Approvals Condition”);

•	SEC declaration of effectiveness of the Registration Statement and the absence of any stop order suspending the effectiveness of the Registration Statement issued by the SEC and absence of any proceedings for that purpose having been initiated or threatened by the SEC; and

•	conditional approval of the MDA Common Shares issuable to the DigitalGlobe Shareowners in connection with the Merger and in respect of DigitalGlobe equity awards for listing on the TSX, subject only to the provision of such required documentation as is customary in the circumstances.

For purposes of this Management Information Circular, “Regulatory Approval” generally means DSS Approval, ICA Approval and any approval, consent, authorization, filing, registration, license, franchise, permit, exemption, variance or non-objection of NOAA, DDTC or any other governmental entity necessary to consummate the transactions contemplated by the Merger Agreement.

Conditions to DigitalGlobe’s Obligations

The obligation of DigitalGlobe to consummate the Merger is subject to the satisfaction or waiver, at or prior to the Effective Time, of additional conditions, including:

•	the accuracy of the representations and warranties of MDA, Holdings and/or Merger Sub both when made and at and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date), subject to such representations and warranties:

•	being true and correct in all respects, for the representations and warranties regarding the absence of a material adverse effect with respect to MDA;

•	being true and correct in all but de minimis respects, with regard to the capitalization of MDA;

•	being true and correct in all material respects, with regard to certain representations and warranties including regarding MDA’s capital stock, corporate authority and broker fees; and

•	being true and correct subject to a “material adverse effect” standard, with regard to all of MDA’s and Merger Sub’s other representations and warranties;

•	the receipt by DigitalGlobe of a certificate signed on behalf of MDA by each of two senior executive officers of MDA to the foregoing effect;

•	the performance by each of MDA and Merger Sub in all material respects of their obligations under the Merger Agreement required to be performed at or prior to the Effective Time, and the receipt by DigitalGlobe of a certificate signed on behalf of each of MDA and Merger Sub by the CEO of each of MDA and Merger Sub to such effect;

•	the absence of any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on MDA, and the receipt by DigitalGlobe of a certificate signed on behalf of MDA by an executive officer of MDA to such effect;

•	the MDA Common Shares issuable to the DigitalGlobe Shareowners in connection with the Merger and in respect of the DigitalGlobe equity awards will have been authorized for listing on the NYSE or NASDAQ, in either case, subject to official notice of issuance; and

•

(a) DigitalGlobe will have received an opinion of either O’Melveny & Myers LLP or Ernst & Young LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel reasonably acceptable to MDA and DigitalGlobe, dated as of the Closing Date to the effect that Section 7874 of the Code, the regulations promulgated thereunder, and any official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by the Merger Agreement from and after the Closing Date or (b) MDA will have received an opinion of KPMG LLP or Vinson & Elkins LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, reasonably acceptable to MDA and DigitalGlobe which opinion (i) satisfies the MDA Tax Opinion Condition summarized below, (ii) has been provided to DigitalGlobe and (iii) DigitalGlobe will be permitted by the issuer of such opinion to rely on such opinion (the condition described in this bullet is referred to as the “DigitalGlobe Tax Opinion Condition”).

Conditions to Obligations of MDA, Holdings and Merger Sub

The obligations of MDA and Merger Sub to consummate the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of additional conditions, including:

•	the accuracy of the representations and warranties of DigitalGlobe both when made and at and as of the date of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date), subject to such representations and warranties:

•	being true and correct in all respects, for the representations and warranties regarding the absence of a material adverse effect with respect to DigitalGlobe;

•	being true and correct in all but de minimis respects, with regard to the capitalization of DigitalGlobe;

•	being true and correct in all material respects, with regard to certain representations and warranties including regarding DigitalGlobe’s capital stock, corporate authority and broker fees; and

•	being true and correct subject to a “material adverse effect” standard, with regard to all of DigitalGlobe’s other representations and warranties;

•	the receipt by MDA of a certificate signed on behalf of DigitalGlobe by each of two senior executive officers of DigitalGlobe to the foregoing effect;

•	the performance by DigitalGlobe in all material respects of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time, and the receipt by MDA of a certificate signed on behalf of DigitalGlobe by its CEO or CFO to such effect;

•	the absence any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on DigitalGlobe;

•	receipt of a certificate, meeting the requirements of Treasury Regulations Section 1.1445- 2(c)(3) and dated as of the Closing Date to the effect that DigitalGlobe is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the shares of DigitalGlobe Common Stock are not U.S. real property interests; and

•	(a) MDA will have received an opinion of either KPMG LLP or Vinson & Elkins LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel reasonably acceptable to MDA and DigitalGlobe, dated as of the Closing Date to the effect that Section 7874 of the Code, the regulations promulgated thereunder, and any official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause MDA to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code after giving effect to the transactions contemplated by the Merger Agreement from and after the Closing Date or (b) DigitalGlobe will have received an opinion of O’Melveny & Myers LLP or Ernst & Young LLP or if none of the foregoing is able or willing to render the required opinion, a nationally recognized tax advisor or legal counsel, reasonably acceptable to MDA and DigitalGlobe which opinion (i) satisfies the DigitalGlobe Tax Opinion Condition summarized above, (ii) has been provided to MDA and (iii) MDA will be permitted by the issuer of such opinion to rely on such opinion (the condition described in this bullet is referred to as the “MDA Tax Opinion Condition”).

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the approval and adoption of the Merger Agreement by the DigitalGlobe Shareowners and notwithstanding the approval of the issuance of the MDA Common Shares in connection with the Merger by the MDA Shareholders, under the following circumstances:

•	by mutual written consent of MDA and DigitalGlobe;

•	by either DigitalGlobe or Holdings upon written notice to the other party:

•	if the Merger has not been completed on or before 5:00 p.m. Eastern Time on December 7, 2017 (the “End Date”) and the failure of the Merger to be completed on or before the End Date was not caused by, or the result of, the failure to fulfill any material obligations under the Merger Agreement by the party seeking to terminate the Merger Agreement (the right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “End Date Termination Right”);

•	if any governmental entity has issued a statute, rule, order, decree or regulation or taken any other action restraining, enjoining or otherwise prohibiting the Merger or making the Merger illegal (which statute, rule, order, decree, regulation or other action, the parties have used reasonable best efforts to lift) and such statute, rule, order, decree, regulation or other action will have become final and non-appealable (the right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “Injunction Termination Right”);

•	if DigitalGlobe Shareowner approval of the Merger Agreement is not obtained in accordance with applicable law at the DigitalGlobe Meeting, or any adjournment or postponement thereof (the right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “Failure to Obtain DigitalGlobe Shareowner Approval Termination Right”);

•	if the MDA Shareholder approval of the MDA Common Share Issuance Resolution is not obtained in accordance with applicable law at the MDA Meeting, or any adjournment or postponement thereof (the right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “Failure to Obtain MDA Shareholder Approval Termination Right”); or

•	if CFIUS notifies MDA and DigitalGlobe in writing that CFIUS intends to send a report to the President of the United States recommending that the President act to suspend or prohibit the Merger (the right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “CFIUS Notification Termination Right”).

•	by DigitalGlobe:

•

if MDA has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) would cause certain of the conditions to DigitalGlobe’s obligation to consummate the Merger to not be satisfied, and (b) cannot be cured or is not cured by MDA within 30 days after receipt of written notice given by DigitalGlobe to MDA of such breach or failure to perform; but only if DigitalGlobe is not in breach and has not failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would cause certain of the conditions to MDA’s and Merger Sub’s obligations to consummate the Merger not to be satisfied (DigitalGlobe’s right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as “DigitalGlobe’s Material Breach Termination Right”);

•	if, prior to obtaining the MDA Shareholder approval of the MDA Common Share Issuance Resolution, (a) the MDA Board has (i) entered into any agreement in connection with an Acquisition Proposal with respect to MDA (other than an acceptable confidentiality agreement as provided for in the Merger Agreement) or (ii) approved or recommended any Acquisition Proposal with respect to MDA other than the Merger, or (b) the MDA Board has made a Change in Recommendation or has resolved to make a Change in Recommendation (DigitalGlobe’s right to terminate the Merger Agreement pursuant to this bullet is referred to as “DigitalGlobe’s Change in Recommendation Termination Right”); or

•	if, prior to obtaining the DigitalGlobe Shareowner approval, in order to enter into a definitive agreement in connection with a Superior Proposal with respect to DigitalGlobe (which definitive agreement must be entered into concurrently with, or promptly following, the termination of the Merger Agreement), DigitalGlobe has complied with its obligations under the Merger Agreement to take such termination action, and on or prior to such termination, DigitalGlobe pays in full the Termination Fee to MDA (DigitalGlobe’s right to terminate the Merger Agreement pursuant to this bullet is referred to as “DigitalGlobe’s Superior Proposal Termination Right”).

•	by Holdings:

•	if DigitalGlobe has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) would cause certain of the conditions to MDA’s or Merger Sub’s obligation to consummate the Merger to not be satisfied, and (b) cannot be cured by DigitalGlobe or is not cured by DigitalGlobe within 30 days after receipt of written notice given by MDA to DigitalGlobe of such breach or failure to perform, but only if each of MDA, Holdings or Merger Sub is not in breach and has not failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would cause certain of the conditions to DigitalGlobe’s obligations to consummate the Merger not to be satisfied (Holdings’ right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “Holdings’ Material Breach Termination Right”);

•	if, prior to receipt of the DigitalGlobe Shareowner approval of the Merger Proposal, (a) the DigitalGlobe Board has (i) entered into any agreement in connection with an Acquisition Proposal with respect to DigitalGlobe (other than an acceptable confidentiality agreement as provided for in the Merger Agreement) or (ii) approved or recommended any Acquisition Proposal with respect to DigitalGlobe other than the Merger, or (b) the DigitalGlobe Board makes a Change in Recommendation or has resolved to make a Change in Recommendation (Holdings’ right to terminate the Merger Agreement pursuant to this sub-bullet is referred to as the “Holdings’ Change in Recommendation Termination Right”); or

•

if (a) (i) the NGA Contract has been terminated or cancelled or the option to renew the NGA Contract for the next contract year after the date of the Merger Agreement has not been exercised by NGA, (ii) NGA has provided clear, unambiguous authorized notice to DigitalGlobe that the NGA Contract will, on or before the business date after the next scheduled renewal date after the date of the Merger Agreement, be terminated or cancelled or the option to renew the NGA Contract for the next contract year will not be exercised by NGA, or (iii) NGA materially changes the scope under a specified portion of the NGA Contract which materially decreases the revenue to be received by DigitalGlobe under the NGA Contract for the remainder of the current option year of the NGA Contract, and (b) on or prior to such termination, MDA has paid DigitalGlobe the Reverse Termination Fee (Holdings’ right to terminate the Merger Agreement pursuant to this bullet is referred to as “Holdings’ NGA Termination Right”).

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, there will be no liability on the part of MDA, Holdings, Merger Sub or DigitalGlobe, except certain provisions of the Merger Agreement will survive such termination, including those provisions relating to fees and expenses, publicity and the requirement to comply with the confidentiality agreement between MDA and DigitalGlobe; provided that, nothing will relieve any party from liability with respect to a willful and material breach or intentional fraud.

Termination Fee and Expenses

DigitalGlobe has agreed to reimburse Holdings for all expenses of MDA, Holdings and Merger Sub, incurred or paid in connection with the negotiation of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement up to an amount of US$10 million, referred to as the “cap,” if the Merger Agreement is terminated by either DigitalGlobe or Holdings pursuant to the Failure to Obtain DigitalGlobe Shareowner Approval Termination Right.

Holdings has agreed to reimburse DigitalGlobe for all expenses of DigitalGlobe incurred or paid in connection with the negotiation of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement up to the cap if the Merger Agreement is terminated by either DigitalGlobe or Holdings pursuant to the Failure to Obtain MDA Shareowner Approval Termination Right.

DigitalGlobe has agreed to pay to Holdings a Termination Fee, if:

•	the Merger Agreement is terminated by Holdings pursuant to Holdings’ Change in Recommendation Termination Right;

•	the Merger Agreement is terminated by DigitalGlobe pursuant to DigitalGlobe’s Superior Proposal Termination Right;

•	the Merger Agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the End Date Termination Right (other than a situation where MDA would be obligated to pay the Reverse Termination Fee to DigitalGlobe as described below) or by Holdings pursuant to Holdings’ Material Breach Termination Right;

•	after an Acquisition Proposal with respect to DigitalGlobe has been proposed or announced by any person (other than MDA, Holdings and Merger Sub or any of their respective affiliates); and

•	within 12 months of such termination DigitalGlobe or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an Acquisition Proposal with respect to DigitalGlobe (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “Acquisition Proposal” with respect to DigitalGlobe will be changed to 50%); or

•	the Merger Agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the Failure to Obtain DigitalGlobe Shareowner Approval Termination Right;

•	after an Acquisition Proposal with respect to DigitalGlobe has been publicly proposed or publicly announced by any person (other than MDA, Holdings and Merger Sub or any of their respective affiliates); and

•	within 12 months of such termination DigitalGlobe or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an Acquisition Proposal with respect to DigitalGlobe (provided that for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “Acquisition Proposal” with respect to DigitalGlobe will be changed to 50%) (provided that the Termination Fee will be reduced by any previous payment by DigitalGlobe of the expenses of MDA, Holdings and Merger Sub as described above).

MDA, on behalf of Holdings, has agreed to pay to DigitalGlobe the Termination Fee if:

•	the Merger Agreement is terminated by DigitalGlobe pursuant to DigitalGlobe’s Change in Recommendation Termination Right;

•	the Merger Agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the End Date Termination Right or by DigitalGlobe pursuant to DigitalGlobe’s Material Breach Termination Right;

•	after an Acquisition Proposal with respect to MDA has been proposed or announced by any person (other than DigitalGlobe or any of its affiliates); and

•	within 12 months of such termination MDA or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an Acquisition Proposal with respect to MDA (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “Acquisition Proposal” with respect to MDA will be changed to 50%); or

•	the Merger Agreement is terminated:

•	by either DigitalGlobe or Holdings pursuant to the Failure to Obtain MDA Shareholder Approval Termination Right;

•	after an Acquisition Proposal with respect to MDA has been publicly proposed or publicly announced by any person (other than DigitalGlobe or any of its affiliates); and

•	within 12 months of such termination MDA or any of its subsidiaries enters into a definitive agreement with respect to (or consummates) an Acquisition Proposal with respect to MDA (provided that, for the purposes of this and the immediately preceding sub-bullet, all references to 20% in the term “Acquisition Proposal” with respect to MDA will be changed to 50%) (provided that the Termination Fee will be reduced by any previous payment by MDA of the expenses of DigitalGlobe as described above).

MDA, on behalf of Holdings, has agreed to pay to DigitalGlobe the Reverse Termination Fee, if:

•	the Merger Agreement is terminated by Holdings pursuant to Holdings’ NGA Termination Right;

•	the Merger Agreement is terminated, at a time when the specific conditions to MDA’s and Merger Sub’s obligation to effect the Merger have been satisfied or waived (other than the MDA Tax Opinion Condition and any conditions that by their nature are to be satisfied at the Closing Date (so long as such conditions are then capable of being satisfied)), by DigitalGlobe pursuant to DigitalGlobe’s Material Breach Termination Right due to a breach by MDA, Holdings or Merger Sub of certain regulatory covenants set forth in the Merger Agreement, at a time when (A) the Expiration or Termination of Any Waiting Period Condition or CFIUS and Regulatory Approvals Condition have not been satisfied or (B) the No Injunction Condition has not been satisfied, due to a matter related to a competition law, CFIUS Approval or any Regulatory Approval at the time of such termination; or

•	the Merger Agreement is terminated, at a time when (a) the specific conditions to MDA’s and Merger Sub’s obligation to effect the Merger and (b) the DigitalGlobe Shareowner Approval Condition have been satisfied or waived (other than the MDA Tax Opinion Condition and any conditions that by their nature are to be satisfied at the Closing Date, but subject to the satisfaction or waiver of such conditions), by:

•	Holdings or DigitalGlobe pursuant to the CFIUS Notification Termination Right;

•	Holdings or DigitalGlobe pursuant to the End Date Termination Right, at a time when (A) the Expiration or Termination of Any Waiting Period Condition or the CFIUS and Regulatory Approvals Condition have not been satisfied, (B) the No Injunction Condition has not been satisfied due to a matter related to a competition law, CFIUS Approval or any Regulatory Approval or (C) the MDA Tax Opinion Condition has not been satisfied or waived by MDA;

•	Holdings or DigitalGlobe pursuant to the Injunction Termination Right as a result of a matter related to a competition law, CFIUS Approval or any Regulatory Approval; or

•	Holdings pursuant to the Failure to Obtain MDA Shareholder Approval Termination Right at a time when: (A) the Expiration or Termination of Any Waiting Period Condition or the CFIUS and Regulatory Approvals Condition have not been satisfied or (B) the No Injunction Condition has not been satisfied due to a matter related to a competition law, CFIUS Approval or any Regulatory Approval.

Notwithstanding the immediately preceding sub-bullet, if the MDA Shareholder Approval of the MDA Common Share Issuance Resolution is not obtained and, prior to the MDA Meeting, the MDA Board has made a Change in Recommendation as a result of a Superior Proposal with respect to MDA (and such Superior Proposal has not been withdrawn prior to the MDA Meeting), then MDA will be required to pay DigitalGlobe the Termination Fee instead of the Reverse Termination Fee.

Other Remedies

MDA, Holdings, Merger Sub and DigitalGlobe will be entitled to injunctive relief to prevent breaches of the Merger Agreement, to enforce specifically the terms and provisions of the Merger Agreement and to compel performance of any party’s obligations, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties to the Merger Agreement agree that the failure of any party to perform its agreements and covenants under the Merger Agreement will cause irreparable injury to the non-breaching parties and agree to waive any requirement for the securing or posting of any bond in connection with any such remedy.

Modification, Amendment or Waiver

The Merger Agreement may be amended by the parties to the Merger Agreement. However, if the DigitalGlobe Shareowners approve the Merger Agreement, no amendment or supplement may be made to the Merger Agreement after such approval that would require, by applicable law or the rules of any relevant self-regulatory organization, further approval by the DigitalGlobe Shareowners (unless such amendment or supplement is approved by the DigitalGlobe Shareowners), and, if the MDA Shareholders approve the MDA Common Shares to be issued in connection with the Merger, no amendment or supplement may be made to the Merger Agreement after such approval that would require, by applicable law or the rules of any relevant self-regulatory organization, further approval by the MDA Shareholders (unless such amendment or supplement is approved by the MDA Shareholders). Additionally, any amendment to certain sections of the Merger Agreement that would be adverse to a debt commitment party would require the prior written consent of the adversely affected debt commitment party.

At any time prior to the Effective Time, the parties may (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any other document delivered pursuant to the Merger Agreement or (c) waive compliance with any of the agreements or conditions of the other parties. Any agreement to an extension or waiver must be in writing and signed on behalf of the parties.

Governing Law

The Merger Agreement will be governed, construed and enforced in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of law thereof).

INFORMATION ABOUT THE COMPANIES

MacDonald, Dettwiler and Associates Ltd.

MDA was incorporated under the Canada Business Corporations Act and was continued under the BCA and the regulations thereunder, meaning that MDA is now governed by the BCA rather than the Canada Business Corporations Act. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the communications sector and the surveillance and intelligence sector. In addition, MDA conducts a significant amount of advanced technology development. MDA’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. MDA has committed in the Merger Agreement to use its reasonable best efforts to continue to, in consultation with the Government of Canada and its key stakeholders, execute its United States access strategy, which will include further restructuring on all or part of MDA’s corporate and operating structure so that the ultimate parent of DigitalGlobe and Holdings is incorporated in the United States by the end of 2019, subject to customary approvals.

MDA is a public company trading on the TSX under the ticker symbol “MDA.” MDA’s principal executive offices are located at One Embarcadero Center, Suite 500, San Francisco, California 94111, and its telephone number is 1-415-315-1550. As a condition to the closing of the Merger, the MDA Common Shares to be issued in the Merger will have been authorized for listing on either the NYSE or the NASDAQ.

Additional information about MDA can be found under its SEDAR profile at www.sedar.com, its profile at EDGAR at www.sec.gov or its website at www.mdacorporation.com. The information contained in, or that can be accessed through, MDA’s website is not intended to be incorporated into this Management Information Circular.

For further information about MDA, see the sections entitled “Information Contained in Management

Information Circular – Information Incorporated by Reference” and “Additional Information” and “Appendix G – Information Concerning MDA”.

SSL MDA Holdings, Inc.

Holdings is the holding company for MDA’s operating subsidiaries, which operate MDA businesses throughout the world. Holdings is incorporated in Delaware and has its headquarters in San Francisco, California. Holdings is a direct wholly owned subsidiary of MDA.

Holdings’ principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

Merlin Merger Sub, Inc.

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of MDA. Merger Sub was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into DigitalGlobe. As a result, DigitalGlobe will survive the Merger as an indirect wholly owned subsidiary of MDA. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive offices are located at One Market Plaza, Suite 4025, Spear Tower, San Francisco, California 94105 and its telephone number is 1-650-852-6313.

DigitalGlobe, Inc.

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data, services and analytics. Sourced from its own advanced satellite constellation and third-party providers, its imagery solutions and other services provide customers with accurate and mission-critical information about the changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in its recently expanded services business. Each day users depend on DigitalGlobe to better understand the changing planet in order to save lives, resources and time. DigitalGlobe’s principal executive offices are located at 1300 West 120th Avenue, Westminster, Colorado 80234, and its telephone number is 1-303-684-4000.

DigitalGlobe was originally incorporated as EarthWatch on September 30, 1993 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. On August 22, 2002, EarthWatch changed its name to DigitalGlobe, Inc. DigitalGlobe Common Stock has been listed on the NYSE and traded under the symbol “DGI” since its initial public offering in May 2009. On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding stock of GeoEye, Inc., a leading provider of geospatial intelligence solutions.

Additional information about DigitalGlobe can be found under its profile on EDGAR at www.sec.gov or its website at www.digitalglobe.com. The information contained in, or that can be accessed through, DigitalGlobe’s website is not intended to be incorporated into this Management Information Circular.

For further information about DigitalGlobe, see the sections entitled “Additional Information” and “Appendix F – Information Concerning DigitalGlobe”.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this Management Information Circular in deciding whether to vote for the MDA Common Share Issuance Resolution. MDA Shareholders following completion of the Merger, will continue to be subject to all risks inherent in the business of MDA in addition to the risks relating to DigitalGlobe. The market value of MDA Common Shares will reflect the performance of the business relative to, among other things, that of the competitors of MDA and DigitalGlobe and general economic, market and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this Management Information Circular. For information about the filings incorporated by reference in this Management Information Circular, see the section entitled “Additional Information”.

Risks Relating to the Merger

There is no assurance when or if the Merger will be completed.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, (a) the approval and adoption of the Merger Agreement by DigitalGlobe Shareowners holding a majority in voting power of the outstanding shares of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis), voting together as a single class, and entitled to vote at the DigitalGlobe Meeting; (b) the approval of the MDA Common Share Issuance Resolution by a majority of the votes cast on such matter at the MDA Meeting; (c) expiration or termination of the applicable waiting period under the HSR Act; (d) receipt of an approval from CFIUS; (e) receipt of other Regulatory Approvals; (f) the absence of any law or action taken by any governmental entity of competent jurisdiction (whether temporary, preliminary or permanent) which restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal; (g) the SEC declaring effective the Registration Statement under the U.S. Securities Act of which the Proxy Statement/Prospectus is a part; (h) the conditional approval or authorization, as applicable, for listing on the TSX and either the NYSE or NASDAQ of the MDA Common Shares issuable in connection with the Merger; (i) receipt by each of MDA and DigitalGlobe of a tax opinion from an outside tax advisor or legal counsel regarding certain aspects of the transaction; (j) the accuracy of the representations and warranties contained in the Merger Agreement (subject to specified materiality qualifiers); (k) compliance with the covenants and agreements in the Merger Agreement in all material respects; and (l) no material adverse effect on either MDA or DigitalGlobe having occurred. The closing of the Merger is not subject to a financing condition. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the Merger.

MDA and DigitalGlobe have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the Merger Agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to closing will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of MDA or DigitalGlobe or may impose requirements, limitations or costs or place restrictions on the conduct of MDA’s and DigitalGlobe’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to MDA or DigitalGlobe. Such extended period of time also may increase the chance that other adverse effects with respect to MDA or DigitalGlobe could occur, such as the loss of key personnel. Under the Merger Agreement, neither MDA nor any of its subsidiaries (including Holdings and Merger Sub) will be required to, as a condition to obtaining any required approval or resolving any objection of any governmental entity, offer or accept, or agree, commit to agree or consent to, any “Extraordinary Condition,” as defined below under “The Merger—Regulatory Approvals Required for the Merger.” Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to specified materiality qualifiers) and the performance in all material respects of the other party’s covenants under the Merger Agreement. In addition, if the Merger is not completed by the End Date, either DigitalGlobe or Holdings may choose to terminate the Merger Agreement. DigitalGlobe or Holdings may elect to terminate the Merger Agreement in certain other circumstances, and MDA and DigitalGlobe can mutually decide to terminate the Merger Agreement at any time prior to the Effective Time, before or after the approval by the MDA Shareholders or DigitalGlobe Shareowners. As a result of these conditions, MDA and DigitalGlobe cannot provide assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see the sections entitled “The Merger—Regulatory Approvals Required for the Merger”, “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” and “The Merger Agreement – Termination of the Merger Agreement”.

The MDA Meeting may take place before all of the required Regulatory Approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Merger Proposal is approved by DigitalGlobe Shareowners, MDA and DigitalGlobe would not be required to seek further approval of DigitalGlobe Shareowners, even if the conditions imposed in obtaining required Regulatory Approvals could have an adverse effect on MDA or DigitalGlobe either before or after completing the Merger.

Following the closing of the Merger, MDA may not realize all of the anticipated benefits of the Merger.

MDA believes that the Merger will provide benefits to MDA as described elsewhere in this Management Information Circular. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated by MDA. The realization of such benefits may be affected by a number of factors, including tax and regulatory considerations and decisions, many of which are beyond the control of MDA and DigitalGlobe. The challenge of combining previously independent businesses makes evaluating the business and future financial prospects of MDA following the Merger difficult. MDA and DigitalGlobe have operated and, until completion of the Merger, will continue to operate, independently. The past financial performance of each of MDA and DigitalGlobe may not be indicative of their future financial performance. Realization of the anticipated benefits in the Merger will depend, in part, on MDA’s ability to successfully integrate MDA and DigitalGlobe. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of MDA following the Merger. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of MDA, the price of the MDA Common Shares and the ability of MDA to continue paying dividends on the MDA Common Shares at rates consistent with current dividend guidance or at all. The declaration of dividends by MDA will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend rate or not increase the dividend rate.

The announcement and pendency of the Merger could adversely affect MDA’s and DigitalGlobe’s business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding MDA’s and DigitalGlobe’s business, including affecting MDA’s and DigitalGlobe’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on MDA’s and DigitalGlobe’s business, results of operations and financial condition, regardless of whether the Merger is completed. In particular, MDA and DigitalGlobe could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Merger. MDA could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, MDA and DigitalGlobe have expended, and continue to expend, significant management resources in an effort to complete the Merger, which are being diverted from MDA’s and DigitalGlobe’s day-to-day operations.

If the Merger is not completed, the price of the MDA Common Shares will likely fall to the extent that the current price of the MDA Common Shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of MDA in the investment community and may affect MDA’s relationship with employees, customers, suppliers and other partners in the business community.

MDA and DigitalGlobe will incur substantial transaction fees and costs in connection with the Merger.

MDA and DigitalGlobe have incurred and expect to incur additional material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Merger Agreement, including costs relating to the financing of the Merger and obtaining required shareowner or shareholder, as applicable, and Regulatory Approvals. MDA and DigitalGlobe have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of MDA and DigitalGlobe after completion of the Merger. Even if the Merger is not completed, MDA and DigitalGlobe will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, each of MDA and DigitalGlobe may be required to reimburse the other party for its reasonable out-of-pocket expenses incurred in connection with the Merger Agreement, subject to a cap of US$10 million, in the event the MDA Shareholders or DigitalGlobe Shareowners, respectively, do not approve the matters required to be voted upon by MDA Shareholders or DigitalGlobe Shareowners, respectively, and the Merger Agreement is terminated.

MDA will have a substantial amount of indebtedness, which may adversely affect its cash flow and ability to operate its business.

After giving effect to the Merger and the financing thereof, MDA will have a significant amount of debt. As of March 31, 2017, on a pro forma basis after giving effect to the Merger and the financing plans in connection with the Merger, as assumed in the unaudited pro forma condensed combined financial statements, which are attached to this Management Information Circular as Appendix E, the consolidated indebtedness of MDA was estimated to be approximately $4.20 billion. The expected substantial increase in the amount of indebtedness of MDA will, among other things, reduce MDA’s flexibility to respond to changing business and economic conditions and could increase MDA’s borrowing costs. In addition, the amount of cash required to service MDA’s increased indebtedness levels and thus the demands on MDA’s cash resources will be greater than the amount of cash flows required to service the indebtedness of MDA or DigitalGlobe individually prior to the Merger. The increased levels of indebtedness could also reduce funds available for capital expenditures, the payment of dividends and other activities and may create competitive disadvantages for MDA relative to other companies with lower debt levels.

There can be no assurance that MDA will be able to secure the funds necessary to pay the cash portion of the Merger Consideration and refinance certain of DigitalGlobe’s existing indebtedness on acceptable terms, in a timely manner, or at all.

MDA intends to fund the cash portion of the Merger Consideration with Debt Financing, and also intends to refinance certain of DigitalGlobe’s existing indebtedness with Debt Financing. To this end, MDA has entered into the Debt Commitment Letter for Senior Secured Credit Facilities in an aggregate principal amount of up to US$3.75 billion. However, neither MDA nor any of its subsidiaries has entered into definitive agreements for the Debt Financing (or any equity issuance or other financing arrangements in lieu thereof). There can be no assurance that MDA will be able to secure the Debt Financing pursuant to the Debt Commitment Letter. In the event that the Debt Financing contemplated by the Debt Commitment Letter is not available, other financing may not be available on acceptable terms, in a timely manner or at all. Although the Merger Agreement does not contain any financing conditions, if MDA is unable to secure financing for the Merger, the Merger may not be completed.

The definitive documentation governing the Debt Financing has not been finalized. However, it is expected that the definitive documentation governing the Debt Financing will contain various affirmative and negative covenants that impose restrictions on MDA and certain of its subsidiaries. In addition, such documentation is expected to contain financial covenants that will require MDA to maintain certain financial ratios. These covenants could limit the ability of MDA and certain subsidiaries thereof to finance their future operations and capital needs and their ability to pursue business opportunities and activities that may be in MDA’s interest. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate MDA’s repayment obligations. See the section entitled “The Merger—Financing for the Merger” for more information.

Significant demands will be placed on MDA as a result of the Merger.

As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of MDA. The future operating results of MDA will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Merger.

The unaudited pro forma condensed combined financial information of MDA and DigitalGlobe is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of MDA following the Merger.

The unaudited pro forma condensed combined financial information included in this Management Information Circular has been prepared using the consolidated historical financial statements of MDA and DigitalGlobe, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of MDA following the Merger. In addition, the pro forma combined financial information included in this Management Information Circular is based in part on certain assumptions regarding the Merger. These assumptions may not prove to be accurate, and other factors may affect MDA’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma financial information included in this Management Information Circular does not necessarily represent MDA’s results of operations and financial condition had MDA and DigitalGlobe operated as a combined entity during the periods presented, or of MDA’s results of operations and financial condition following completion of the Merger. MDA’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial information contained in this Management Information Circular, MDA has given effect to, among other items, the completion of the Merger, the payment of the Merger Consideration and the indebtedness of MDA on a consolidated basis after giving effect to the Merger, including the indebtedness of DigitalGlobe. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by MDA and DigitalGlobe in connection with the Merger. For more information, see the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Statements” and the unaudited pro form condensed combined financial statements attached to this Management Information Circular as Appendix F, including the notes thereto.

MDA may not have discovered undisclosed liabilities of DigitalGlobe.

In the course of the due diligence review of DigitalGlobe that MDA conducted prior to the execution of the Merger Agreement, MDA may not have discovered, or may have been unable to quantify, undisclosed liabilities of DigitalGlobe and its subsidiaries and MDA will not be indemnified for any of these liabilities. If DigitalGlobe has undisclosed liabilities, MDA as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of MDA and on the value of the MDA Common Shares after the consummation of the Merger.

While the Merger Agreement is in effect, MDA and DigitalGlobe are subject to restrictions on their business activities.

Under the Merger Agreement, MDA and DigitalGlobe are subject to certain restrictions on the conduct of their business and generally must operate their business in the ordinary course prior to completing the Merger (unless MDA or DigitalGlobe obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict MDA’s and DigitalGlobe’s ability to exercise certain of its business strategies. These restrictions may prevent MDA and DigitalGlobe from pursuing otherwise attractive business opportunities, making certain acquisitions or making changes to MDA’s and DigitalGlobe’s businesses prior to the completion of the Merger or termination of the Merger Agreement, as applicable. In addition, these restrictions may prevent DigitalGlobe from making certain investments, selling assets, engaging in capital expenditures in excess of certain agreed limits and incurring indebtedness prior to the completion of the Merger or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on MDA’s and DigitalGlobe’s business, financial results, financial condition or stock price.

In addition, the Merger Agreement prohibits MDA and DigitalGlobe from (a) initiating, soliciting, knowingly facilitating or knowingly encouraging, subject to certain exceptions set forth in the Merger Agreement, any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) engaging in, continuing or otherwise participating in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or (c) furnishing or providing any non-public information regarding it or its subsidiaries or providing access to any of its properties, assets or employees, to any person in connection with or in response to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal. DigitalGlobe may be required to pay MDA the Termination Fee if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, and MDA may be required to pay DigitalGlobe the Termination Fee if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement.

These provisions may limit DigitalGlobe’s ability to pursue offers from third parties that could result in greater value to DigitalGlobe Shareowners than the Merger Consideration. The Termination Fee may also discourage third parties from pursuing an alternative Acquisition Proposal with respect to DigitalGlobe.

If the Merger Agreement is terminated and DigitalGlobe determines to seek another business combination, DigitalGlobe may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

Possible U.S. federal income tax reform could adversely affect MDA.

The new U.S. administration and certain members of the U.S. House of Representatives have stated that one of their top legislative priorities is significant reform of the Code. Proposals by members of Congress have included, among other things, changes to U.S. federal tax rates, imposing significant additional limitations on the deductibility of interest, allowing for the expensing of capital expenditures, the migration from a “worldwide” system of taxation to a territorial system, and the use of certain border adjustments. There is a substantial uncertainty regarding both the timing and the details of any such tax reform. The impact of any potential tax reform on MDA’s business and on MDA Shareholders is uncertain and could be adverse. Prospective investors should consult their own tax advisors regarding potential changes in U.S. tax laws.

The Merger may result in MDA being treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation organized under Canadian law is not treated as a U.S. corporation, and therefore is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If MDA were treated as a domestic corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, MDA is expected to be treated as a Canadian tax resident for Canadian tax purposes. Consequently, if MDA were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Canadian taxes and dividends paid by MDA to the MDA Shareholders could be subject to both U.S. and Canadian withholding taxes. MDA and DigitalGlobe do not believe that MDA should be treated as a U.S. domestic corporation under Section 7874 of the Code. Further, the obligation to effect the Merger is conditional upon MDA’s and DigitalGlobe’s receipt of an opinion from a nationally recognized tax advisor or legal counsel, dated as of the Closing Date and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in such a manner so as to cause MDA to be treated as a U.S. corporation for U.S. federal income tax purposes from and after the Closing Date.

There can be no assurance that the IRS, or a court will agree with the position that MDA is not treated as a U.S. domestic corporation under Section 7874 of the Code. The rules under the U.S. Treasury Regulations governing the application of Section 7874, including the ownership requirement, are new and complex, and there is limited guidance regarding the application of these rules. In addition, changes in facts or law might cause MDA to be treated as a domestic corporation for such purposes. New statutory or regulatory provisions, or other guidance under Section 7874 of the Code could be enacted or promulgated that would adversely affect MDA’s status for U.S. federal income tax purposes, all of which could have retroactive application.

If, as a result of the Merger, MDA were treated as an inverted domestic corporation under the Homeland Security Act, the U.S. government may cease to make payments on its existing contracts with MDA and DigitalGlobe and may refrain from entering into new contracts with MDA in the future, which would substantially decrease the value of MDA’s business and, accordingly, the value of MDA Common Shares.

The Federal Acquisition Regulation (“FAR”) prohibits U.S. federal government agencies from using appropriated (or otherwise made available) funds for contracts with a foreign incorporated entity, or a subsidiary of such an entity, that is an “inverted domestic corporation,” as defined in the Homeland Security Act at 6 U.S.C. § 395(b). This means that government agencies may be prohibited from entering into new contracts with an inverted domestic corporation, and may be prohibited from paying for contractor activities on existing contracts after the date of the “inversion.” As the businesses of both MDA and DigitalGlobe are heavily dependent upon revenues generated from U.S. federal government contracts, the treatment of MDA as an inverted domestic corporation would substantially decrease the value of the combined company’s business following the Merger and, accordingly, the value of MDA Common Shares. The application of the “inverted domestic corporation” definition is somewhat unclear due to the lack of detailed regulations or other guidance promulgated with respect to the relevant provisions of the Homeland Security Act. Section 7874 of the Code, discussed above, includes substantially similar provisions regarding the determination of whether a foreign incorporated corporation is treated as a U.S. domestic corporation for U.S. federal income tax purposes. While the regulatory provisions and other guidance issued by the U.S. Internal Revenue Service (“IRS”) and the Treasury Department with respect to Section 7874 provide more detailed guidance, which interprets Section 7874 as having expansive application, these regulations do not explicitly apply for the purposes of determining whether a corporation is an inverted domestic corporation under the Homeland Security Act, and it is unclear to what extent they should be viewed as interpretive guidance for such purposes. As discussed above, it is not expected that MDA will be treated as a U.S. domestic corporation under Section 7874 of the Code. Therefore, even if the expansive guidance issued by the IRS and Treasury Department were viewed as interpretive for purposes of the definition of “inverted domestic corporation” in the Homeland Security Act, it is not expected that MDA will be treated as an inverted domestic corporation for such purposes. There can be no assurance that the relevant U.S. federal government agencies, or a court or administrative tribunal, will agree with this position that MDA should not be treated as an inverted domestic corporation under the Homeland Security Act, and in addition, changes in facts or law might cause MDA to be treated as an inverted domestic corporation for such purposes. New statutory or regulatory provisions, or other guidance under the Homeland Security Act, or under the Code, could be enacted or promulgated that would adversely affect MDA’s status with regard to the FAR prohibition, all of which could have retroactive application.

Except in specified circumstances, if the Merger is not completed by the End Date, either MDA or DigitalGlobe may choose not to proceed with the Merger.

Either MDA or DigitalGlobe may terminate the Merger Agreement if the Merger has not been completed by the End Date. However, this right to terminate the Merger Agreement will not be available to MDA or DigitalGlobe if the failure of such party to fulfill any material obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to be completed on or before such time. For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

MDA expects to maintain its status as a “foreign private issuer” in the United States until the earlier of January 1, 2020 or the incorporation of the ultimate parent of Holdings and DigitalGlobe in the United States and thus will be exempt from a number of rules under the U.S. Exchange Act.

As a “foreign private issuer,” MDA is exempt from rules under the U.S. Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the U.S. Exchange Act. MDA’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. In addition, MDA is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with IFRS, which differ in some respects from U.S. GAAP.

Once MDA loses its status as a foreign private issuer, it will be required to file annual, quarterly and current reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the U.S. Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less extensive periodic reporting required of them, and will have to mandatorily comply with U.S. federal proxy requirements. MDA would also become subject to Regulation FD of the U.S. Exchange Act, regulating the selective disclosure of non-public information, and MDA’s directors, senior management and affiliates would be subject to the disclosure and other requirements of Section 16 of the U.S. Exchange Act in respect of their ownership of and transactions in MDA securities. As a result, the regulatory and compliance costs to MDA under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system.

Resales of MDA Common Shares following the Merger may cause the market value of MDA Common Shares to decline.

As of June 12, 2017, MDA expects that it will issue approximately 20,866,028 MDA Common Shares to DigitalGlobe securityholders at the Effective Time and reserve for issuance approximately 600,556 MDA Common Shares for issuance to holders of DigitalGlobe Converted RSUs following the Effective Time in connection with the Merger. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for MDA Common Shares. The increase in the number of MDA Common Shares may lead to sales of such MDA Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, MDA Common Shares.

The market value of MDA Common Shares may decline as a result of the Merger.

The market value of MDA Common Shares may decline as a result of the Merger if, among other things, MDA is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of MDA’s and DigitalGlobe’s businesses are not realized or if the transaction costs related to the Merger are greater than expected. The market value also may decline if MDA does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market or if the effect of the Merger on MDA’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

MDA and DigitalGlobe may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. Moreover, any litigation could be time consuming and expensive and could divert MDA’s and DigitalGlobe’s management’s attention away from their regular business. For information about lawsuits filed by alleged DigitalGlobe Shareowners relating to the Merger, see the section entitled “Merger – Litigation Relating to the Merger”.

One of the conditions to closing is that no governmental entity has issued a final and non-appealable statute, rule, order, decree or regulation or taken any other action that restrains, enjoins or otherwise prohibits the Merger or makes the Merger illegal. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting MDA’s or DigitalGlobe’s ability to complete the Merger on the terms contemplated by the Merger Agreement, then such law or injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

DigitalGlobe shareowners have appraisal rights under Delaware law.

Under the DGCL, DigitalGlobe Shareowners who (1) do not vote in favor of the Merger Proposal, (2) deliver to DigitalGlobe a written demand for appraisal prior to taking of the vote on the Merger Proposal at the DigitalGlobe Meeting, (3) continuously hold their shares of DigitalGlobe Common Stock or DigitalGlobe Preferred Stock though the Effective Time and (4) otherwise comply with the requirements and procedures of Section 262 of the DGCL, are entitled to appraisal rights, which generally entitle shareowners to have their shares appraised by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and to receive payment in cash of the “fair value” of their DigitalGlobe Common Stock or DigitalGlobe Preferred Stock, as applicable, exclusive of any elements of value arising from the accomplishment or expectation of the Merger, together with interest on the amount determined to be fair value, if any, as determined by the Court of Chancery (or, in certain circumstances described in the Proxy Statement/Prospectus, on the difference between the amount determined to be the fair value and the amount paid by DigitalGlobe to each DigitalGlobe Shareowner entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The appraised value would be determined by the Court of Chancery and could be less than, the same as or more than the Merger Consideration. Under Delaware law, shareowners are generally entitled to statutory interest on an appraisal award at a rate equal to 5% above the Federal Reserve discount rate compounded quarterly. DigitalGlobe Shareowners who have properly demanded appraisal rights must file a petition for appraisal with the Court of Chancery within 120 days after the effective date of the Merger. Should a material number of DigitalGlobe Shareowners exercise appraisal rights and should the Court determine that the fair value of such shares of DigitalGlobe Common Stock or DigitalGlobe Preferred Stock is materially greater than the Merger Consideration, it could have a material adverse effect on the financial condition and results of operation of the surviving corporation. The full text of Section 262 of the DGCL is attached as Annex D to the Proxy Statement/Prospectus.

Risks Relating to MDA’s Business

You should read and consider the risk factors specific to MDA’s business that continue to affect MDA after completion of the Merger. These risks are described in the section entitled “Risk Factors” in the annual information form of MDA dated March 29, 2017 for the year ended December 31, 2016, which is incorporated by reference into this Management Information Circular, and in other documents that are incorporated by reference into this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference into this Management Information Circular.

Risks Relating to DigitalGlobe’s Business

You should read and consider the risk factors specific to DigitalGlobe’s business that will also affect MDA after completion of the Merger. These risks are described in the section entitled “Risk Factors” in the Annual Report of DigitalGlobe on Form 10-K for the year ended December 31, 2016, as filed on February 27, 2017, which is incorporated by reference into this Management Information Circular, and in other documents that are incorporated by reference into this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference into this Management Information Circular.

EXPERTS

The consolidated annual financial statements of MDA for the years ended December 31, 2016 and 2015 incorporated by reference in this Management Information Circular have been so incorporated, at least in part, in reliance on the audit reports, which are also incorporated by reference in this Management Information Circular, of KPMG LLP, Chartered Professional Accountants, Vancouver, Canada, on the authority of such firm as experts in auditing and accounting. In connection with the audit of MDA’s consolidated annual financial statements for the year ended December 31, 2016, KPMG LLP confirmed that they were independent to MDA within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The consolidated financial statements of DigitalGlobe and its subsidiaries and the related financial statement schedule included in this Management Information Circular from DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2016 and the effectiveness of DigitalGlobe’s internal control over financial reporting have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is attached in Schedule A to “Appendix F – Information Concerning DigitalGlobe, Inc.”. In connection with the audit of DigitalGlobe’s consolidated annual financial statements for the year ended December 31, 2016, PricewaterhouseCoopers LLP confirmed that they were independent to DigitalGlobe within the meaning of the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board.

OTHER BUSINESS

The directors and management of MDA are not aware of any other business to come before the MDA Meeting or any adjournment or postponement thereof other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the MDA Meeting or any adjournment or postponement thereof, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly come before the MDA Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to MDA is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov or on MDA’s website at www.mdacorporation.com. The information contained in MDA’s website is not incorporated by reference in, or in any way part of, this Management Information Circular. You should not rely on such information in deciding whether to approve the MDA Common Share Issuance Resolution, the DigitalGlobe Nominees Proposal or any of the Annual Resolutions unless such information is in this Management Information Circular or has been incorporated by reference into this Management Information Circular.

Financial information is provided in MDA’s audited consolidated annual financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016, copies of which are filed on SEDAR and can also be obtained by contacting the Corporate Secretary by: mail at 200 Burrard Street, Suite 1570, Vancouver, British Columbia, Canada V6C 3L6; telephone at 1-604-974-5275, or email at invest@mdalimited.ca; and may be accessed through MDA’s website, www.mdacorporation.com. Upon request, MDA will promptly provide a copy of any document expressly incorporated by reference in this Management Information Circular to a securityholder of MDA free of charge.

APPROVAL

The contents and sending of this Notice of Annual and Special Meeting and Management Information Circular have been approved by the MDA Board.

APPENDIX A

GLOSSARY OF TERMS

Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Management Information Circular:

“2012 Credit Agreement” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger”;

“Acquisition Proposal” has the meaning given to such term in the section entitled “The Merger – No Solicitation”;

“Adjournment Proposal” has the meaning given to such term in the section entitled “Merger Agreement – The DigitalGlobe Meeting and Shareowner Approval”;

“Adjusted EBITA” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Advisory Compensation Proposal” has the meaning given to such term in the section entitled “Merger Agreement – The DigitalGlobe Meeting and Shareowner Approval”;

“Annual Director Nominees Proposal” has the meaning given to such term in the section entitled “General Information for the Meeting – Purpose of the Meeting”;

“Annual Resolutions” has the meaning given to such term in the section entitled “General Information for the Meeting – Purpose of Meeting”;

“Antitrust Division” refers to the Antitrust Division of the Department of Justice;

“Applicable Margin” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Terms of Senior Secured Credit Facilities”;

“Barclays” refers to Barclays Capital Inc., financial advisor to DigitalGlobe;

“BCA” refers to the Business Corporations Act (British Columbia);

“Beneficial MDA Shareholders” means MDA Shareholders who do not hold MDA Common Shares in their own name (i.e. non-registered MDA Shareholders);

“BMO Capital Markets” refers to BMO Nesbitt Burns Inc.;

“BMO Engagement Agreement” has the meaning given to such term in the section entitled “The Merger—Opinions of MDA’s Financial Advisors - Opinion of BMO Capital Markets”;

“BofA Merrill Lynch” refers to Merrill Lynch, Pierce, Fenner & Smith Incorporated;

“Broadridge” refers to Broadridge Financial Solutions, Inc.;

“Cash Consideration” refers to the portion of the Merger Consideration payable in cash, which is US$17.50 in cash without interest per share of DigitalGlobe Common Stock;

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“CFIUS” refers to the Committee on Foreign Investment in the United States;

“CFIUS and Regulatory Approvals Condition” has the meaning given to such term in the section entitled “The Merger Agreement – Conditions That Must Be Satisfied or Waived for the Merger to Occur—Conditions to the Obligations of MDA, Holdings, Merger Sub and DigitalGlobe”;

“CFIUS Approval” has the meaning given to such term in the section entitled “The Merger – Regulatory Approval Required for the Merger—CFIUS”;

“CFIUS Notice” has the meaning given to such term in the section entitled “The Merger – Regulatory Approvals Required for the Merger—CFIUS”;

“CFIUS Notification Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“Change in Recommendation” has the meaning given to such term in the section entitled “The Merger Agreement – Board Recommendation”;

“Closing Date” refers to the day of the initial funding and completion of the Merger;

“Code” refers to the U.S. Internal Revenue Code of 1986, as amended;

“Competition Act (Canada)” refers to the Competition Act, R.S.C. 1985, c. C-34, and the regulations promulgated thereunder;

“Continuing Employees” refers to the employees who are employees of DigitalGlobe or its subsidiary at the time of the closing of the Merger;

“Converted RSU” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“Converted RSU Cash Consideration” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“Converted RSU Stock Consideration” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“Court of Chancery” has the meaning given to such term in the section entitled “Risk Factors”;

“Covered Transaction” has the meaning given to such term in the section entitled “The Merger – Regulatory Approval Required for the Merger—CFIUS”;

“Current D&O Insurance” has the meaning given to such term in the section entitled “The Merger Agreement – Indemnification and Insurance”;

“DDTC” refers to the Directorate of Defense Trade Controls of the U.S. Department of State;

“Debt Commitment Letter” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger”;

“Debt Commitment Parties” refers to Royal Bank of Canada, RBC Capital Markets, Bank of America, N.A. and BofA Merrill Lynch;

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“Debt Financing” has the meaning given to such term in the section entitled “The Merger Agreement – DigitalGlobe Financing Cooperation”;

“DGCL” refers to the General Corporation Law of the State of Delaware;

“DigitalGlobe” refers to DigitalGlobe, Inc., a Delaware corporation;

“DigitalGlobe Board” refers to the board of directors of DigitalGlobe;

“DigitalGlobe Certificate of Designation” refers to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of DigitalGlobe;

“DigitalGlobe’s Change in Recommendation Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“DigitalGlobe Common Stock” refers to DigitalGlobe common stock, par value $0.001 per share;

“DigitalGlobe Designee” has the meaning given to such term in the section entitled “The Merger –Board of Directors of MDA after the Merger”;

“DigitalGlobe Forecasts” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“DigitalGlobe’s Material Breach Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“DigitalGlobe Meeting” refers to the special meeting of DigitalGlobe Shareowners to be held at 9:00 a.m., Mountain Time, on July 27, 2017, at DigitalGlobe’s corporate headquarters located at 1300 West 120th Avenue, Westminster, Colorado 80234, as may be postponed or adjourned from time to time;

“DigitalGlobe NOLs” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“DigitalGlobe Nominees Proposal” refers to an ordinary resolution to elect each of the DigitalGlobe Nominees to the MDA Board, effective as of the Effective Time, as more fully described in the section entitled “General Information for the Meeting – Business of the MDA Meeting—DigitalGlobe Nominees Proposal”;

“DigitalGlobe Nominees” has the meaning given to such term in the section entitled “General Information for the Meeting – Business of the MDA Meeting—DigitalGlobe Nominees Proposal”;

“DigitalGlobe Option” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“DigitalGlobe Performance-Based RSU” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“DigitalGlobe Preferred Stock” or “Series A Convertible Preferred Stock” refers to DigitalGlobe Series A Convertible Preferred Stock, par value $0.001 per share;

“DigitalGlobe Record Date” refers to the close of business in New York, New York on June 16, 2017;

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“DigitalGlobe RSU” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“DigitalGlobe Shareowners” refers to the holders of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock;

“DigitalGlobe Shareowner Approval Condition” has the meaning given to such term in the section entitled “The Merger Agreement - Conditions That Must Be Satisfied or Waived for the Merger to Occur - Conditions to the Obligations of MDA, Holdings, Merger Sub and DigitalGlobe”;

“DigitalGlobe’s Superior Proposal Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“DigitalGlobe Tax Opinion Condition” has the meaning given to such term in the section entitled “The Merger Agreement - Conditions That Must Be Satisfied or Waived for the Merger to Occur - Conditions to DigitalGlobe’s Obligations”;

“DigitalGlobe Unvested Time-Based RSU” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“DigitalGlobe Vested RSU” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“Dissenting Share” refers to each share of DigitalGlobe Common Stock or DigitalGlobe Preferred Stock as to which the holder thereof has properly complied with the provisions of Section 262 of the DGCL as to appraisal rights;

“DoC” refers to the Department of Commerce;

“DoS” refers to the Department of State;

“DOJ” refers to the Department of Justice;

“Draft Agreement” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors - Opinion of BofA Merrill Lynch”;

“DSS” refers to the Defense Security Service;

“DSS Approval” generally means that DSS shall have signed and returned to DigitalGlobe an executed counterpart of the commitment letter submitted by the parties, approving in principle the measures to be implemented following the Closing Date to mitigate any FOCI issues arising from the participation of MDA in the transactions contemplated by the Merger Agreement;

“EBITDA” refers to earnings before interest, tax, depreciation and amortization;

“Effective Time” refers to the time on the Closing Date at which the merger becomes effective as specified in the certificate of merger of DigitalGlobe and Merger Sub to be filed with the Secretary of State of the State of Delaware;

“End Date” refers to 5:00 p.m. Eastern Time on December 7, 2017;

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“End Date Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“EPS” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“EVs” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Exchange Agent” has the meaning given to such term in the section entitled “The Merger Agreement— Surrender of DigitalGlobe Common Stock”;

“Existing DigitalGlobe Credit Agreement” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger”;

“Expiration or Termination of Any Waiting Period Condition” has the meaning given to such term in the section entitled “The Merger Agreement – Conditions That Must Be Satisfied or Waived for the Merger to Occur—Conditions to the Obligations of MDA, Holdings, Merger Sub and DigitalGlobe”;

“Extraordinary Condition” has the meaning given to such term in the section entitled “The Merger – Regulatory Approvals Required for the Merger”;

“FAR” refers to the Federal Acquisition Regulation;

“Failure to Obtain DigitalGlobe Shareowner Approval Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“Failure to Obtain MDA Shareholder Approval Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“FCC” refers to the U.S. Federal Communications Commission;

“FOCI” refers to the planned change in foreign ownership, control, and influence;

“FTC” refers to the Federal Trade Commission;

“Holdings” refers to SSL MDA Holdings, Inc. a Delaware corporation and wholly owned subsidiary of MDA;

“Holdings’ Change in Recommendation Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“Holdings’ Material Breach Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“Holdings’ NGA Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” refers to generally accepted accounting principles in Canada, including the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financing Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

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“ICA Approval” generally means that a party shall not have received, with respect to the Merger, a notice from the Minister (as such term is defined in section 3 of the Investment Canada Act) under certain sections of the Investment Canada Act within the prescribed period, or, if a party has received such notice, such party will have subsequently received: (a) a notice indicating that no order for the review of the transactions contemplated by the Merger Agreement will be made under Section 25.3(1) of the Investment Canada Act, (b) a notice under Section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the Merger Agreement or (c) a notice under section 25.4(1) of the Investment Canada Act indicating that the Governor in Council authorizes the completion of the transactions contemplated by the Merger Agreement;

“Indemnified Parties” refers to each present and former officer, director, manager, employee and agent of DigitalGlobe and any of its subsidiaries in such capacities;

“Initial Lenders” has the meaning given to such term in the section entitled “Merger Agreement – Financing for the Merger – Debt Commitment Letter”;

“Injunction Termination Right” has the meaning given to such term in the section entitled “The Merger Agreement – Termination of the Merger Agreement”;

“Intervening Event” has the meaning given to such term in the section entitled “The Merger Agreement – Board Recommendation”;

“IRS” refers to the U.S. Internal Revenue Service;

“ITAR” refers to the International Traffic in Arms Regulations;

“Investment Canada Act” refers to the Investment Canada Act R.S.C., 1985 c.28 (1st Supp.), as amended;

“Joinder Letters” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“LTM” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Management Information Circular” the management information circular dated June 21, 2017;

“Maximum Premium” as the meaning given to such term in the section entitled “The Merger Agreement – Indemnification and Insurance”;

“MDA” or the “Company” refers to MacDonald, Dettwiler and Associates Ltd., a British Columbia corporation;

“MDA Board” refers to the board of directors of MDA;

“MDA Common Shares” refers to common shares of MDA, without par value;

“MDA Common Share Issuance Resolution” refers to an ordinary resolution authorizing and approving the issuance by MDA of such number of MDA Common Shares as shall be necessary pursuant to the terms of the Merger Agreement, as more fully described in the section entitled “General Information for the Meeting – MDA Common Share Issuance Resolution”;

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“MDA-DigitalGlobe Forecasts” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“MDA Forecasts” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“MDA Meeting” means the annual and special meeting of the MDA Shareholders to be held at the Fairmont Waterfront Hotel, MacKenzie Ballroom, 900 Canada Place Way, Vancouver, B.C. at 1:00 p.m. (Vancouver Time) on July 27, 2017 and any adjournments or postponements thereof to consider the MDA Common Share Issuance Resolution and each of the Annual Resolutions;

“MDA NOLs” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“MDA Note Purchase Agreement” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger”;

“MDA Record Date” refers to the close of business in Vancouver, British Columbia on June 21, 2017;

“MDA Shareholders” refers to the holders of MDA Common Shares, without par value;

“MDA Tax Attributes” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“MDA Tax Opinion Condition” has the meaning given to such term in the section entitled “The Merger Agreement—Conditions That Must Be Satisfied or Waived for the Merger to Occur—Conditions to Obligations of MDA, Holdings and Merger Sub”;

“Merger” refers to the proposed merger of Merger Sub with and into DigitalGlobe, pursuant to which DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA;

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of February 24, 2017, by and among DigitalGlobe, MDA, Holdings and Merger Sub, as it may be amended;

“Merger Consideration” refers to the conversion of each issued and outstanding share of DigitalGlobe Common Stock immediately prior to the Effective Time (other than any shares held directly or indirectly by MDA, DigitalGlobe, or any of their respective subsidiaries or shares of DigitalGlobe Common Stock owned by DigitalGlobe Shareowners who properly exercise their appraisal rights under the DGCL) into the right to receive (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share, without interest and subject to any required withholding for taxes;

“Merger Proposal” has the meaning given to such term in the section entitled “Merger Agreement – The DigitalGlobe Meeting and Shareowner Approval”;

“Merger Sub” refers to Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of MDA;

“NASDAQ” refers to the Nasdaq Stock Market LLC;

“NGA” refers to the National Geospatial-Intelligence Agency;

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“NGA Contract” or “EnhancedView Contract” refers to the Enhanced View Imagery Acquisition Contract No. HM0210-10-C-0002 dated August 6, 2010, by and between DigitalGlobe and the NGA which was reissued on September 1, 2013 as Contract No. #HM0210-103-C-N002 and as modified;

“No Injunction Condition” has the meaning given to such term in the section entitled “The Merger Agreement – Conditions That Must be Satisfied or Waived for the Merger to Occur—Conditions to the Obligations of MDA, Holdings, Merger Sub and DigitalGlobe”;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NOAA” refers to the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce;

“Notice of Annual and Special Meeting” refers to the notice regarding the MDA Meeting accompanying this Management Information Circular;

“NYSE” refers to the New York Stock Exchange;

“OMM” refers to the law firm of O’Melveny & Myers LLP, counsel to DigitalGlobe;

“Option Consideration” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“Outside Director” has the meaning given to such term in the Security Control Agreement;

“Parent Closing Stock Value” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“Parent Share Consideration Value” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”;

“PJT Partners” refers to PJT Partners LP, financial advisor to DigitalGlobe;

“Pro Forma Hypothetical Values Per Share” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Proxy Statement” refers to the definitive proxy statement on Form DEF 14A of DigitalGlobe filed May 1, 2017;

“Proxy Statement/Prospectus” refers to the proxy statement/prospectus, which constitutes a proxy statement of DigitalGlobe under Section 14(a) of the Exchange Act and a prospectus of MDA under Section 5 of the U.S. Securities Act of 1933, as amended;

“Registration Statement” has the meaning given to such term in the section entitled “Information Contained in Management Information Circular – Notice to U.S. Securityholders”;

“Regulatory Approvals” refers to the receipt of DSS Approval, ICA Approval and any approval, consent, authorization, filing, registration, license, franchise, permit, exemption, variance or non-objection of NOAA, DDTC or any other governmental entity necessary to consummate the transactions contemplated by the Merger Agreement;

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“Representatives” refers to MDA’s and DigitalGlobe’s respective directors, officers, employees, accountants, auditors, consultants, legal counsel, advisors (including financial advisors), agents and other representatives;

“Reverse Termination Fee” refers to a reverse termination fee of US$150 million;

“Revolver Upsizing” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“Revolving Facility” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“SEC” refers to the U.S. Securities and Exchange Commission;

“SEDAR” refers to the System for Electronic Document Analysis and Retrieval;

“Section 721” has the meaning has the meaning given to such term in the section entitled “The Merger – Regulatory Approvals Required for the Merger – CFIUS”;

“Security Control Agreement” refers to the Security Control Agreement, dated January 26, 2017, by and among MDA, Holdings and the U.S. Department of Defense;

“Senior Notes” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“Senior Secured Credit Facilities” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“SSL” refers to Space Systems/Loral, LLC, a wholly owned subsidiary of Holdings;

“Standalone Hypothetical Values Per Share” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Stikeman” refers to the law firm of Stikeman Elliott LLP, Canadian counsel to MDA;

“Stock Consideration” refers to the portion of the Merger Consideration payable in MDA Common Shares, which is 0.3132 of a validly issued, fully paid and non-assessable MDA Common Share per share of DigitalGlobe Common Stock;

“Superior Proposal” has the meaning given to such term in the section entitled “The Merger – No Solicitation”;

“Syndicate Lenders” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“Synergies” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Tax Benefits” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“Term Loan A Facility” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

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“Term Loan B Facility” has the meaning given to such term in the section entitled “The Merger – Financing for the Merger – Debt Commitment Letter”;

“Termination Fee” refers to a termination fee of US$85 million;

“Total Cash Exercise Price” has the meaning given to such term in the section entitled “The Merger Agreement – Treatment of DigitalGlobe Stock Options and Other Equity-Based Awards”

“TSX” refers to the Toronto Stock Exchange;

“TVs” has the meaning given to such term in the section entitled “The Merger – Opinions of MDA’s Financial Advisors—Opinion of BofA Merrill Lynch”;

“U.S.” or “United States” refers to the United States of America;

“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended;

“U.S. GAAP” refers to accounting principles generally accepted in the United States;

“U.S. Securities Act” refers to the U.S. Securities Act of 1933 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended; and

“Vinson & Elkins” refers to the law firm of Vinson & Elkins L.L.P., U.S. counsel to MDA.

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APPENDIX B

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

(See Attached)

GLOBAL CORPORATE &
Merrill Lynch, Pierce, Fenner & Smith Incorporated	INVESTMENT BANKING

February 23, 2017

The Board of Directors

MacDonald, Dettwiler and Associates Ltd.

13800 Commerce Parkway

Richmond, BC, Canada V6V 2J3

Members of the Board of Directors:

We understand that MacDonald, Dettwiler and Associates Ltd. (“MDA”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among MDA, SSL MDA Holdings, Inc., a wholly owned subsidiary of MDA, Merlin Merger Sub, Inc., a wholly owned subsidiary of SSL MDA Holdings, Inc. (“Merger Sub”), and DigitalGlobe, Inc. (“DigitalGlobe”), pursuant to which, among other things, Merger Sub will merge with and into DigitalGlobe (the “Transaction”) and each outstanding share of the common stock, par value $0.001 per share, of DigitalGlobe (“DigitalGlobe Common Stock”) will be converted into the right to receive (i) $17.50 in cash (the “Cash Consideration”) and (ii) 0.3132 of a common share of MDA (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to MDA of the Consideration to be paid by MDA in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to DigitalGlobe and MDA;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of DigitalGlobe furnished to or discussed with us by the management of DigitalGlobe, including certain historical financial information and financial forecasts relating to DigitalGlobe prepared by the management of DigitalGlobe (such forecasts, the “DigitalGlobe Forecasts”);

(iii)	reviewed certain historical financial information and financial forecasts relating to DigitalGlobe prepared by the management of MDA (such forecasts, the “MDA- DigitalGlobe Forecasts”) and discussed with the management of MDA its assessments as to the historical financial information and the relative likelihood of achieving the future financial results reflected in the DigitalGlobe Forecasts and the MDA-DigitalGlobe Forecasts;

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

MacDonald, Dettwiler and Associates Ltd.

(iv)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of MDA furnished to or discussed with us by the management of MDA, including certain financial forecasts relating to MDA prepared by the management of MDA (such forecasts, the “MDA Forecasts”);

(v)	reviewed certain publicly available financial forecasts relating to MDA;

(vi)	reviewed certain publicly available financial forecasts relating to DigitalGlobe;

(vii)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the management of MDA to result from the Transaction;

(viii)	reviewed and discussed with the management of MDA certain net operating losses (the “MDA NOLs”) estimated by the management of MDA to be utilized by MDA after giving effect to the Transaction in accordance with pro-forma utilization estimates prepared by or at the direction of and approved by MDA management and reviewed and discussed with the management of MDA certain estimates as to the amount, timing and availability of tax benefits (the “Tax Benefits”) anticipated by the management of MDA to result from, to be obtained or available or to become unavailable in connection with, the Transaction;

(ix)	reviewed and discussed with the management of MDA and the management of DigitalGlobe certain net operating losses (the “DigitalGlobe NOLs”) estimated by the management of MDA and the management of DigitalGlobe to be utilized by DigitalGlobe after giving effect to the Transaction in accordance with pro-forma utilization estimates prepared by or at the direction of and approved by MDA management;

(x)	discussed the past and current business, operations, financial condition and prospects of DigitalGlobe with members of senior managements of DigitalGlobe and MDA, and discussed the past and current business, operations, financial condition and prospects of MDA with members of senior management of MDA;

(xi)	discussed with the management of MDA its assessments as to (a) DigitalGlobe’s existing and future relationships, agreements and arrangements with, and MDA’s ability to retain, key customers, suppliers and employees of DigitalGlobe and (b) the products, product candidates and technology of DigitalGlobe, including the validity of, risks associated with, and the integration by MDA of, such products, product candidates and technology;

(xii)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of MDA, including the potential effect on MDA’s estimated earnings per share and free cash flow per share;

(xiii)	reviewed the trading histories for DigitalGlobe Common Stock and MDA Common Stock and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

MacDonald, Dettwiler and Associates Ltd.

(xiv)	compared certain financial and stock market information of DigitalGlobe and MDA with similar information of other companies we deemed relevant;

(xv)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xvi)	reviewed a draft, dated February 22, 2017, of the Agreement (the “Draft Agreement”); and

(xvii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of MDA and DigitalGlobe that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the DigitalGlobe Forecasts, we have been advised by DigitalGlobe, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of DigitalGlobe as to the future financial performance of DigitalGlobe and the other matters covered thereby. With respect to the MDA-DigitalGlobe Forecasts, the MDA Forecasts, the Synergies and the Tax Benefits, we have assumed, at the direction of MDA, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of MDA as to the future financial performance of DigitalGlobe and MDA and the other matters covered thereby and, based on the assessments of the management of MDA as to the relative likelihood of achieving the future financial results reflected in the DigitalGlobe Forecasts and the MDA-DigitalGlobe Forecasts, we have relied, at the direction of MDA, on the MDA-DigitalGlobe Forecasts for purposes of our opinion. We have relied, at the direction of MDA, upon the assessments of management of MDA as to MDA’s ability to utilize the MDA NOLs and as to DigitalGlobe’s ability to utilize the DigitalGlobe NOLs and have been advised by MDA, and have assumed, at the direction of MDA, that the MDA NOLs and the DigitalGlobe NOLs will be realized or utilized in the amounts and at the times projected. We also have relied, at the direction of MDA, on the assessments of the management of MDA as to MDA’s ability to achieve the Synergies and the Tax Benefits and have been advised by MDA that MDA expects, and we have assumed, that the Synergies and the Tax Benefits will be realized or utilized in the amounts and at the times projected. We have relied, at the direction of MDA, upon the assessments of the management of MDA as to DigitalGlobe’s existing and future relationships, agreements and arrangements with, and MDA’s ability to retain, key customers, suppliers and employees of DigitalGlobe and, have assumed, at the direction of MDA, that the Transaction will not adversely impact DigitalGlobe’s relationships, agreements or arrangements with such customers, suppliers and employees. We also have relied, at the direction of MDA, on the assessments of the management of MDA as to the products, product candidates and technology of DigitalGlobe, including the validity of, risks associated with, and the integration by MDA of, such products, product candidates and technology.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of DigitalGlobe or MDA, nor have we made any physical inspection of the properties or assets of DigitalGlobe or MDA and we have assumed, with the consent of MDA, that there are no material undisclosed liabilities of or relating to DigitalGlobe for which appropriate reserves,

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

MacDonald, Dettwiler and Associates Ltd.

indemnification arrangements or other provisions have not been made. We have not evaluated the solvency or fair value of DigitalGlobe or MDA under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of MDA, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on DigitalGlobe, MDA or the contemplated benefits of the Transaction. We have also assumed, at the direction of MDA, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, the form or structure of the Consideration, or any other arrangements, agreements or understandings entered into in connection with the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, to MDA of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to MDA or in which MDA might engage or as to the underlying business decision of MDA to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and have relied, with the consent of MDA, upon the assessments of representatives of MDA regarding, legal, regulatory, accounting, tax and similar matters relating to DigitalGlobe, MDA and the Transaction (including the contemplated benefits thereof) as to which we understand that MDA obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of MDA Common Stock actually will be when issued or the prices at which MDA Common Stock or DigitalGlobe Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder or shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to MDA in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. We and certain of our affiliates also are participating in the financing for the Transaction, for which services we and our affiliates will receive significant compensation, including acting as an arranger, bookrunner and lender in connection with certain credit facilities. In addition, MDA has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

MacDonald, Dettwiler and Associates Ltd.

wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of MDA, DigitalGlobe and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to MDA and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain letters of credit, credit facilities and other credit arrangements of MDA and/or certain of its affiliates, (ii) having provided or providing certain derivatives, foreign exchange and other trading services to MDA and/or certain of its affiliates and (iii) having provided or providing certain treasury management products and services to MDA and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to DigitalGlobe and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a bookrunner and arranger for, and/or as a lender under, certain letters of credit, credit and leasing facilities and other credit arrangements of DigitalGlobe and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of MDA (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

MacDonald, Dettwiler and Associates Ltd.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid by MDA in the Transaction is fair, from a financial point of view, to MDA

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

      INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

APPENDIX C

OPINION OF BMO NESBITT BURNS INC.

(See Attached)

Investment & Corporate Banking 885 West Georgia Street Suite 1700 Vancouver, BC V6C 3E8

Tel:	(604) 443-1431
Fax:	(604) 443-1408

February 23, 2017

The Board of Directors

MacDonald, Dettwiler and Associates, Ltd.

1570 – 800 Burrard Street

Vancouver, BC

Canada V6C 3L6

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that MacDonald, Dettwiler and Associates, Ltd. (“the Company” or the “Acquiror”) and DigitalGlobe, Inc. (the “Acquisition Candidate”) propose to enter into an Agreement and Plan of Merger to be dated as of February 24, 2017 (the “Merger Agreement”) pursuant to which, among other things, the Company, through its indirect wholly owned subsidiary Merlin Merger Sub, Inc. (“Merger Sub”) will acquire all of the issued and outstanding common stock of the Acquisition Candidate and all of the issued and outstanding series A convertible preferred stock of the Acquisition Candidate (in each case other than any shares of the Acquisition Candidate owned directly or indirectly by the Acquiror or the Acquisition Candidate and any Dissenting Shares (as defined in the Merger Agreement) (the “Transaction”). Each issued and outstanding share of common stock of the Acquisition Candidate will be converted into the right to receive (i) US$17.50 in cash and (ii) 0.3132 of a common share of the Acquiror (“Acquiror Shares”) (collectively the “Consideration”) and each share of series A convertible preferred stock of the Acquisition Candidate will be converted into the right to receive the Consideration that the holder thereof would have been entitled to receive had such holder, immediately prior to the Effective Time (as defined in the Merger Agreement), converted such share of preferred stock into common stock of the Acquisition Candidate in accordance with the terms thereof. The Transaction will be carried out by way of a merger of Merger Sub with and into the Acquisition Candidate in accordance with the provisions of the General Corporation Law of Delaware. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of the Company’s common shares.

We have been retained to provide our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness to the Company from a financial point of view of the Consideration to be paid by the Company pursuant to the Transaction.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in November 2016. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated February 10, 2017 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement. The payment of such fee and expenses is not dependent on the completion of a Transaction or the conclusions reached.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, the Acquisition Candidate or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than (i) providing the Opinion to the Board of Directors pursuant to the Engagement Agreement, (ii) acting as a financial advisor to the Company in connection with certain potential acquisition or disposition transactions, (iii) acting as co-lead arranger and co-syndication agent for, and a lender under, the Company’s senior credit facility, and (iv) providing certain hedging, cash management, foreign exchange, and trade finance services to the Company and certain of its affiliates.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Transaction. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Merger Agreement dated February 23, 2017 and the draft schedules thereto;

2.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company, the Acquisition Candidate and other selected public companies we considered relevant;

3.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company and the Acquisition Candidate;

4.	internal management forecasts, projections, estimates (including, without limitation, with respect to transaction synergies) and budgets prepared or provided by or on behalf of management of the Company and the Acquisition Candidate;

5.	discussions with management of the Company relating to the Company and the Acquisition Candidate’s current business, plan, financial condition and prospects;

6.	public information with respect to selected precedent transactions we considered relevant;

7.	various reports published by equity research analysts and industry sources we considered relevant;

8.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

9.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, with respect to transaction synergies) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company and the Acquisition Candidate, having regard to the Company’s and the Acquisition Candidate’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided or made available to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company, the Acquisition Candidate or any of their respective subsidiaries, associates or affiliates (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) or any of their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (British Columbia)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, the Acquisition Candidate or any of their respective subsidiaries, associates and affiliates, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion. Such representations of senior officers of the Company with respect to Information relating to the Acquisition Candidate are to the best of their knowledge, information and belief after due inquiry.

In preparing the Opinion, we have assumed that the executed Merger Agreement will not differ in any material respect from the draft that we reviewed, and that the Transaction will be consummated in accordance with the terms and conditions of the Merger Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquisition Candidate as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Transaction.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Transaction and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any holder of Acquiror Shares should vote or act on any matter relating to the Transaction.

Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquisition Candidate, or of any of their affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Transaction and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Transaction is fair from a financial point of view to the Company.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX D

CONSENTS OF FINANCIAL ADVISORS

CONSENT OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

To: The Directors of MacDonald, Dettwiler and Associates Ltd.

We hereby consent to the references to our firm name and to the references to our fairness opinion dated February 23, 2017 (the “Fairness Opinion”), contained under the headings “Recommendation of the MDA Board”, “MDA’s Reasons for the Merger” and “Opinions of MDA’s Financial Advisors” in the section entitled “Summary”, under the heading “Business of the MDA Meeting” in the section entitled “General Information for the Meeting”, under the headings “Background of the Merger”, “MDA’s Reasons for the Merger”, “Recommendation of the MDA Board” and “Opinions of MDA’s Financial Advisors” in the section entitled “The Merger”, and in Appendix A – Glossary, and the inclusion of the text of our opinion dated February 23, 2017 as Appendix B to the Management Information Circular of MacDonald, Dettwiler and Associates Ltd (“MDA”) dated June 21, 2017. The Fairness Opinion remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of MDA may rely upon our opinion.

DATED June 21, 2017

(signed) “Merrill Lynch, Pierce, Fenner & Smith Incorporated”

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

D-1

CONSENT OF BMO NESBITT BURNS INC.

To: The Directors of MacDonald, Dettwiler and Associates Ltd.

We refer to the fairness opinion dated February 23, 2017 (the “Fairness Opinion”), which we provided to the Board of Directors of MacDonald, Dettwiler and Associates Ltd. (“MDA”) for its use with its evaluation of the consideration to be paid by MDA in the proposed merger of Merlin Merger Sub, Inc. with and into DigitalGlobe, Inc. (“DigitalGlobe”), pursuant to which DigitalGlobe will survive the merger as an indirect wholly owned subsidiary of MDA.

We consent to the inclusion of the Fairness Opinion, a summary of the Fairness Opinion and references to our firm name and the Fairness Opinion in the management information circular of MDA dated June 21, 2017. In providing such consent, BMO Capital Markets does not intend that any person other than the Board of Directors of MDA may rely upon the Fairness Opinion.

DATED June 21, 2017

(signed) “BMO Nesbitt Burns Inc.”

BMO NESBITT BURNS INC.

D-2

APPENDIX E

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the Merger by MDA of DigitalGlobe under the acquisition method of accounting for business combinations and based on the respective historical unaudited condensed consolidated and the historical audited consolidated financial statements of MDA and DigitalGlobe as at and for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had closed on March 31, 2017. The unaudited pro forma condensed combined statement of earnings (including the pro forma earnings per share) for the three months ended March 31, 2017 and for the year ended December 31, 2016 gives effect to the merger as if it had closed on January 1, 2016.

The historical unaudited condensed consolidated and historical audited consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable and (ii) with respect to the unaudited pro forma condensed combined statements of earnings, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of earnings. The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Merger or for liabilities that may result from integration planning. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Merger occurred on the dates indicated.

They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and the historical audited consolidated financial statements of MDA for the three months ended March 31, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes thereto, as well as the related Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017 and the fiscal year ended December 31, 2016, each of which is incorporated by reference into this Management Information Circular and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto attached as Schedules A and B, respectively, to Appendix F of this Management Information Circular and the section entitled

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in DigitalGlobe’s quarterly report on Form 10-Q for the three months ended March 31, 2017 and annual report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this Management Information Circular.

The pro forma adjustments and purchase price allocation for DigitalGlobe are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, current available information and certain assumptions that MDA believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial statements. The actual adjustments to the consolidated financial statements of MDA upon the closing of the Merger will depend on a number of factors, including, among others, additional information available and the net assets of DigitalGlobe, the foreign exchange rate on the Closing Date, and the market price of the MDA Common Shares offered as partial consideration to the DigitalGlobe Shareowners. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Pro Forma Condensed Combined Balance Sheet

March 31, 2017

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	As at March 31, 2017
	MDA in IFRS CAD	Digital Globe in US GAAP USD	Digital Globe in US GAAP CAD	Adjustments to IFRS CAD	Note 4	Pro Forma adjustments CAD	Note 5	Proforma Condensed Combined Balance Sheet CAD
Assets
Current assets:
Cash and cash equivalents	1,852	77,200	102,846	—		4,273,237	(b)	—
						(1,600,384)	(b)
						(1,669,113)	(b)
						(873,589)	(b)
						(71,539)	(b)
						(163,310)	(b), (i)
Trade and other receivables	232,975	121,500	161,862	—		3,535	(e)	398,372
Other current assets	596,480	38,100	50,757	—		(247)	(e)	646,990

	831,307	236,800	315,465	—		(101,410)		1,045,362

Non-current assets:
Orbital receivables	562,283	—	—	—		—		562,283
Other non-current assets	109,938	88,100	117,367	—		(1,044)	(e)	226,261
Property, plant and equipment	480,163	1,950,900	2,598,989	(121,537)	(c)	(1,491,398)	(a)	1,466,217
Intangible assets	451,036	82,700	110,173	121,537	(c)	1,435,179	(a)	2,117,925
Goodwill	932,688	578,100	770,145	—		1,529,983	(a)	3,232,816

	2,536,108	2,699,800	3,596,674	—		1,472,720		7,605,502

	$3,367,415	$2,936,600	$3,912,139	$—		$1,371,310		$8,650,864

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables	267,078	39,300	52,355	—		3,535	(e)	306,109
						(16,859)	(i)
Non-financial liabilities	21,314	89,100	118,699	101,882	(a)	(17,608)	(a)	224,287
Construction contract	278,208	—	—	—		—		278,208
Other current liabilities	217,888	24,900	33,172	—		—		251,060
Current portion of long-term debt	2,408	12,800	17,052	—		(17,052)	(b)	29,123
						71	(b)
						26,644	(b)

	786,896	166,100	221,278	101,882		(21,269)		1,088,787

Non-current liabilities:
Employee benefits	321,639	200	266	—		—		321,905
Deferred tax liabilities	15,499	119,500	159,198	(88,064)	(b)	4,974	(a)	91,607
Securitization liability	136,550	—	—	—		—		136,550
Non-financial liabilities	19,360	235,500	313,733	149,728	(a)	(52,823)	(a)	429,998
Other non-current liabilities	65,079	1,400	1,866	—		—		66,945
Long-term debt	877,189	1,240,100	1,652,061	—		(1,652,061)	(b)	4,178,583
						(873,660)	(b)
						4,246,593	(b)
						(71,539)	(b)

	2,222,212	1,762,800	2,348,402	163,546		1,580,215		6,314,375

Shareholders’ equity:
Share capital and contributed surplus	568,162	1,177,500	1,568,666	—		(1,568,666)	(k)	1,907,190
						1,339,028	(a)
Retained earnings	302,846	(3,700)	(4,929)	(251,610)	(a)	(146,451)	(i)	155,104
				88,064	(b)	168,475	(k)
						(1,291)	(e)
Accumulated other comprehensive income	274,195	—	—	—		—		274,195

Total shareholders’ equity	1,145,203	1,173,800	1,563,737	(163,546)		(208,905)		2,336,489

	$3,367,415	$2,936,600	$3,912,139	$—		$1,371,310		$8,650,864

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Pro Forma Condensed Combined Statement of Earnings

For the three months ended March 31, 2017

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	For the three months ended March 31, 2017
	MDA in IFRS CAD	Digital Globe in US GAAP USD	Digital Globe in US GAAP CAD	Adjustment s to IFRS CAD	Note 4	Pro Forma adjustments CAD	Note 5	Proforma Condensed Combined Statement of Earnings in IFRS CAD
Revenues	494,347	209,700	277,433	25,263	(a)	(5,138)	(e)	785,056
						(6,849)	(h)
Direct costs, selling, general and administration	410,557	117,800	155,849	—		(3,848)	(e)	549,196
						(13,362)	(i)
Depreciation and amortization	25,148	79,500	105,179	—		48,775	(f)	133,186
						(45,916)	(g)
Foreign exchange gain	(245)	—	—	—		—		(245)
Share-based compensation expense	6,471	6,600	8,732	—		—		15,203
Other expense	24,986	300	397	—		(10,694)	(i)	14,689

Earnings before interest and income taxes	27,430	5,500	7,276	25,263		13,058		73,027
Loss from early extinguishment of debt	—	500	662	—		—		662
Finance income	(103)	(100)	(132)	—		—		(235)
Finance expense	14,082	9,600	12,701	12,535	(a)	(19,453)	(d)	61,542
						41,677	(c)
Losses from joint ventures	—	—	—	—		—		—

Earnings before income taxes	13,451	(4,500)	(5,955)	12,728		(9,166)		11,058
Income tax expense / (recovery)	7,566	(2,300)	(3,043)	4,455	(b)	(911)	(j)	8,067

Net earnings	5,885	(2,200)	(2,912)	8,273		(8,255)		2,991

Weighted average shares outstanding - basic	36,460					21,500	(a)	57,960
Weighted average shares outstanding - diluted	36,480					21,500	(a)	57,980
Net earnings per common share:
Basic	$0.16							$0.05
Diluted	$0.15							$0.05

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Pro Forma Condensed Combined Statement of Earnings

For the year ended December 31, 2016

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	For the year ended December 31, 2016
	MDA in IFRS CAD	Digital Globe in US GAAP USD	Digital Globe in US GAAP CAD	Adjustment s to IFRS CAD	Note 4	Pro Forma adjustments CAD	Note 5	Proforma Condensed Combined Statement of Earnings in IFRS CAD
Revenues	2,063,783	725,400	961,603	101,377	(a)	(23,195)	(e)	3,079,333
						(24,235)	(h)
Direct costs, selling, general and administration	1,708,575	330,400	438,045	—		(19,573)	(e)	2,127,047
Depreciation and amortization	102,611	267,200	354,431	—		205,821	(f)	536,653
						(126,210)	(g)
Foreign exchange loss	4,675	—	—	—		—		4,675
Share-based compensation expense	19,261	19,100	25,315	—		—		44,576
Other expense	7,818	6,500	8,688	—		—		16,506

Earnings before interest and income taxes	220,843	102,200	135,124	101,377		(107,468)		349,876
Loss from early extinguishment of debt	—	35,700	47,635	—		—		47,635
Finance income	(372)	(400)	(529)	—		—		(901)
Finance expense	49,785	18,200	24,154	56,535	(a)	(55,147)	(d)	196,597
						121,270	(c)
Losses from joint ventures	—	3,900	5,142	—		—		5,142

Earnings before income taxes	171,430	44,800	58,722	44,842		(173,591)		101,403
Income tax expense / (recovery)	31,804	18,300	24,019	15,695	(b)	(52,306)	(j)	19,212

Net earnings	139,626	26,500	34,703	29,147		(121,285)		82,191

Weighted average shares outstanding - basic	36,377					21,500	(a)	57,877
Weighted average shares outstanding - diluted	36,517					21,500	(a)	58,017
Net earnings per common share:
Basic	$3.84							$1.42
Diluted	$3.74							$1.36

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Pro Forma Condensed Combined Financial Statements

Three months ended March 31, 2017 and for the year ended December 31, 2016 (Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

1.	Basis of presentation

The accompanying unaudited pro forma condensed combined financial statements have been prepared in connection with the proposed acquisition of DigitalGlobe by MDA by means of the Merger as described in Note 2. The unaudited pro forma condensed combined financial statements have been prepared by management and are based on the respective historical unaudited condensed consolidated and the historical audited consolidated financial statements of MDA and DigitalGlobe as at and for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively. The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it had closed on March 31, 2017. The unaudited pro forma condensed combined statement of earnings (including the pro forma earnings per share) for the three months ended March 31, 2017 and for the year ended December 31, 2016 gives effect to the Merger as if it had closed on January 1, 2016.

These unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. These unaudited pro forma condensed combined financial statements may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts presented herein.

The unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and historical audited consolidated financial statements of MDA for the three months ended March 31, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDA” for three months ended March 31, 2017 and the year ended December 31, 2016, respectively, each of which is incorporated by reference into this Management Information Circular and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in DigitalGlobe’s quarterly report on Form 10-Q for the three months ended March 31, 2017 and annual report on Form 10-K for the year ended December 31, 2016, respectively, which are incorporated by reference into this Management Information Circular.

The pro forma financial information gives pro forma effect to the Merger in accordance with Section 8.4(7) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) by applying pro forma adjustments to MDA’s and DigitalGlobe’s historical consolidated financial statements, which are incorporated by reference into the Management Information Circular. The historical unaudited condensed consolidated and historical audited consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements in accordance with NI 51-102 to give effect to events that are (a) directly attributable to the Merger for which there are firm commitments and for which the complete financial effects are objectively determinable, and (b) with respect to the unaudited pro forma condensed combined statement of earnings, expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Merger or for liabilities that may result from integration planning. Provisions may be recognized in subsequent periods for severance or change of control obligations relating to certain DigitalGlobe employees and such amounts could be material. Furthermore, potential future tax planning strategies have not been reflected in these unaudited pro forma condensed combined financial statements and no adjustments have been made related to the impact on the combined company’s ability to utilize unrecognized deferred tax assets as a result of the pro forma events. Therefore, the actual effective tax rate will likely vary from the estimated statutory tax rates that have been used for purposes of computing tax expense in these pro forma financial statements.

DigitalGlobe’s historical unaudited condensed consolidated and historical audited financial statements were originally presented in U.S. dollars under U.S. generally accepted accounted principles and have been translated to Canadian dollars for presentation in these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet of DigitalGlobe has been translated using the exchange rate in effect at March 31, 2017 and the unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2017 and for the year ended December 31, 2016 has been translated using average quarterly exchange rates for the three months ended March 31, 2017 and average quarterly exchange rates for the year ended December 31, 2016, respectively, as disclosed in Note 7.

DigitalGlobe’s historical unaudited condensed consolidated and historical audited financial statements have been conformed to IFRS as issued by the International Accounting Standards Board for inclusion in these unaudited pro forma condensed combined financial statements. These adjustments are discussed in Note 4. In addition, certain reclassifications have been made to the presentation of DigitalGlobe’s historical audited financial statements to conform to the presentation used in the unaudited pro forma condensed combined balance sheet and statement of earnings. Additional accounting differences may be identified after consummation of the Merger and these changes may be material.

The pro forma adjustments and purchase price allocation for DigitalGlobe are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, current available information and certain assumptions that MDA believes are reasonable in the circumstances. The actual adjustments to the consolidated financial statements of MDA upon the closing of the Merger will depend on a number of factors including among others, additional information available, the amount of net assets of DigitalGlobe, the foreign exchange rate on the Closing Date, and the market price of the MDA Common Shares offered as partial consideration to the DigitalGlobe Shareowners. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

2.	Description of the Merger

On February 24, 2017, MDA entered into the Merger Agreement with DigitalGlobe, Holdings and Merger Sub pursuant to which MDA will acquire DigitalGlobe by means of the Merger for newly issued MDA Common Shares and cash. Under the terms of the Merger Agreement, each share of DigitalGlobe Common Stock and each share of DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis) will be exchanged for US$17.50 in cash and 0.3132 MDA Common Shares. MDA will also assume DigitalGlobe’s net debt, which was approximately C$1.6 billion (US$1.2 billion) as at March 31, 2017. Based on the trading value of MDA Common Shares on May 25, 2017 the consideration to be paid by MDA results in an equity value of DigitalGlobe of approximately C$2.9 billion (US$2.2 billion) and an enterprise value of C$4.5 billion (US$3.4 billion). MDA has arranged committed financing that will fully fund the cash portion of the consideration, transaction costs, the payments due under the Merger Agreement in respect of outstanding DigitalGlobe Options and DigitalGlobe RSUs, the refinancing of the outstanding indebtedness of both DigitalGlobe and MDA, and the fees and expenses payable in connection with such Debt Financing.

3.	Preliminary purchase price allocation and funding requirements

The Merger has been accounted for as a business combination in the unaudited pro forma condensed combined financial statements in accordance with IFRS 3, Business Combinations with MDA as the acquirer.

(a)	Estimated purchase price and funding requirements

The following tables summarize the estimated purchase price, the estimated funding requirements, and the assumed financing structure for the Merger.

For purposes of presentation in these pro forma statements, the portion of the estimated purchase price related to the issuance of the MDA Common Shares is based on the trading value of the MDA Common Shares and the applicable foreign exchange rate on May 25, 2017 at C$1.3453/U.S.$1. All other amounts have been translated at the foreign exchange rate at March 31, 2017 (Note 7).

Estimated purchase price and funding requirements		U.S.$	C$
Cash	(i)	$1,201,309	$1,600,384
Issuance of MDA Common Shares	(ii)	1,005,125	1,339,028

Estimated purchase price		2,206,434	2,939,412
Debt assumed (net of cash on hand of $104,698 (US$78,590))	(iv)	1,174,310	1,564,415
Estimated debt issuance costs	(5(b))	53,700	71,539
Estimated acquisition costs	(5(i))	122,587	163,310

Estimated funding requirements		$3,557,031	$4,738,676

Assumed Financing Structure		U.S.$	C$
Issuance of MDA Common Shares	(ii)	$1,005,125	$1,339,028
Estimated long term debt used to finance the transaction	(5(b))	2,551,906	3,399, 648

		$3,557,031	$4,738,676

(i)	The Cash Consideration is calculated based on an estimated number of shares of DigitalGlobe Common Stock outstanding as at the Closing Date of approximately 68,646,233, on a fully diluted basis, multiplied by the agreed amount of US$17.50 per share.
(ii)	The number of shares to be issued or reserved for issuance by MDA is estimated to be approximately 21,500,000 and is based on the conversion ratio of 0.3132 MDA Common Shares for each share of DigitalGlobe Common Stock. The value of the Stock Consideration is calculated based on the closing price per MDA Common Share as of May 25, 2017 of C$62.89 (US$46.75).
(iii)	The debt assumed, net of cash expected to be utilized, is based on the book value of the debt as presented in the historical unaudited condensed consolidated balance sheet of DigitalGlobe as at March 31, 2017 and is translated based on the foreign exchange rate on March 31, 2017.
(iv)	The final purchase price (and resulting goodwill) and the amount of consideration received by the DigitalGlobe Shareowners will vary based on a number of factors including the market price of the MDA Common Shares and the foreign exchange rate on the Closing Date.

a.	An increase or decrease of 10% in the MDA Common Share price (assuming no change in foreign exchange rates) will increase or decrease the value of the Stock Consideration by $135.2 million and $122.9 million respectively.

b.	An increase or decrease of 1% in the Canadian dollar exchange rate (assuming no change in the MDA Common Share price) would decrease or increase the value of the Cash Consideration by $16.0 million and $15.8 million respectively.

(b) Preliminary allocation of estimated purchase price

The purchase price consideration has been allocated on a preliminary pro forma basis to the fair values of DigitalGlobe’s assets and liabilities as at March 31, 2017 using assumptions that MDA’s and DigitalGlobe’s management believe are reasonable, based on currently available information. The final purchase price and fair value assessment will be based in part on a detailed valuation that has not yet been completed. As discussed above, the actual fair values of the assets and liabilities may differ materially from the initial estimated fair values.

In the preliminary valuation, the fair values of the satellite assets are estimated using a depreciated replacement cost approach in reference to their remaining available capacity and the fair values of the definite life intangible assets are estimated using income or cost based approaches, as appropriate. The fair value of deferred revenue is based on estimated selling prices less marketing expenses applicable to the sales activities. The excess of the estimated purchase price of the acquisition over the estimated fair value of net assets acquired from DigitalGlobe is classified as goodwill. Goodwill primarily represents the significant barriers to entry and DigitalGlobe’s market position, the existing workforce of qualified personnel and future growth prospects of the business, including synergies with MDA’s existing business.

The carrying values of DigitalGlobe’s assets and liabilities shown in the table below are based on the amounts and exchange rates as at March 31, 2017. The fair values of the assets and liabilities are based on the estimated purchase price as described above.

	Carrying value	Fair value
Preliminary purchase price allocation	(under IFRS)	adjustment	Fair value
Cash and cash equivalents	$102,846	$—	$102,846
Trade and other receivables	161,862	—	161,862
Other assets	168,124	—	168,124
Property, plant and equipment	2,477,452	(1,491,398)	986,054
Intangible assets	231,710	1,435,179	1,666,889
Trade and other payables	(52,355)	—	(52,355)
Non-financial liabilities	(684,042)	70,431	(613,611)
Long-term employee benefits	(266)	—	(266)
Long-term debt	(1,669,113)	—	(1,669,113)
Deferred tax liabilities	(71,134)	(4,974)	(76,108)
Other liabilities	(35,038)	—	(35,038)
Goodwill	770,145	1,529,983	2,300,128

	$1,400,191	$1,539,221	$2,939,412

4.	Significant accounting policies

Management of MDA has performed a preliminary limited review of the historic accounting records and financial statements of DigitalGlobe to identify and adjust material differences between accounting policies selected by MDA under IFRS and U.S. GAAP as applied by DigitalGlobe.

To conform to IFRS the following adjustments were made:

a. Deferred revenue:

1.

Under IFRS, MDA imputes interest on advance payments received from customers that contain a financing element. Under US GAAP, there is no requirement to separate the financing element. MDA determines the interest rate to be applied to the advance payments based on the company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in circumstances. The effect of imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. As at March 31, 2017 deferred revenue was increased by $216.7 million (US$162.7 million) and for the three months ended March 31, 2017 and for the year ended December 31, 2016 revenue was increased by $22.5 million (US$17.0 million) and $90.0 million (US$67.9 million), respectively, and finance expense was increased by $12.5 million (US$9.5 million) and $56.5 million (US$42.6 million), respectively, as a result of conforming this accounting policy; and

2.	Under IFRS, MDA treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of and over the remaining life of the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, there was no change to the amortization of the deferred revenue related to the original contract. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized. As at March 31, 2017 deferred revenue was increased by $34.9 million (US$26.2 million) and for the three months ended March 31, 2017 and for the year ended December 31, 2016, revenue was increased by $2.8 million (US$2.1 million) and $11.4 million (US$8.6 million), respectively, as a result of conforming this accounting policy.

b.	To record the estimated tax effects of the above noted pro forma adjustments using the statutory tax rate for DigitalGlobe of 35%.

c.	To record the DigitalGlobe presentation of computer software in intangible assets rather than within property, plant and equipment.

5.	Pro forma adjustments and assumptions

The following adjustments have been recorded in the pro forma combined financial statements to reflect the pro forma effects of the Merger as described in the preceding notes:

a.	To reflect the estimated fair value of DigitalGlobe’s assets and liabilities and to reflect the issuance or reservation for issuance of approximately 21.5 million MDA Common Shares to DigitalGlobe Shareowners. (Note 3).

b.	To record cash inflows of $4,273.3 million from acquisition related Debt Financing and to record cash outflows for purchase consideration paid to DigitalGlobe Shareowners of $1,600.4 million, refinancing of DigitalGlobe’s debt of $1,669.1 million, refinancing of MDA’s debt of $873.6 million, and payment of estimated debt issuance and additional transaction costs of $71.5 million and $163.3 million respectively. Cash on hand of $104.7 million (US$78.6 million) is also expected to be utilized to finance the Merger. Long term debt has been reduced by the estimated debt issuance costs and has been classified between current and non-current based on the amortization profile of the assumed financing structure.

c.

To record estimated finance expense for the three months ended March 31, 2017 of 41.7 million and for the year ended December 31, 2016 of $121.3 million. The total estimated finance expense for three months ended March 31, 2017 including amortization of debt issuance costs is $47.2 million with $5.5 million of finance expense expected to be capitalized as borrowing costs for the construction of qualifying assets. The total estimated finance expense for the year ended December 31, 2016 including amortization of debt issuance costs is $188.7 million with $67.4 million of finance expense expected to be capitalized as borrowing costs for the construction of qualifying assets. The terms of the long term debt ranges between 3 to 7 years with a weighted average interest rate of 4.12% for the three months ended March 31, 2017 and for the year ended December 31, 2016.

A fluctuation in the estimated interest rate of +/-1/8% would result in a change in finance expense of approximately $1.3 million and $5.3 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively.

d.	To reverse DigitalGlobe’s and MDA interest expense of $19.5 million and $55.1 million on long term debt for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, as a result of the refinancing of the debt upon the consummation of the Merger.

e.	To reflect the elimination of intra entity transactions.

f.	To record an increase in amortization expense of $48.8 million and $205.8 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, due to fair value adjustments to definite life intangible assets. The preliminary estimates for remaining useful lives of the definite life intangible assets are between 4 and 15 years.

A change of +/- 10% in the fair value of definite life intangible assets will result in a change in amortization expense of approximately $5.4 million and $21.8 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively.

g.	To record a decrease in depreciation expense of $45.9 million and $126.2 million for three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, due to fair value adjustments to satellite assets. The preliminary estimates for remaining useful lives of DigitalGlobe’s satellites are between 2.6 years and 10.5 years. No depreciation expense was recorded on DigitalGlobe’s WorldView-4 satellite for the year ended December 31, 2016 since it was not placed into service until February 2017. The preliminary estimated useful life and annual depreciation of WorldView-4 is 10.5 years and $25.6 million respectively.

A change of +/- 10% in the fair value of the satellites will result in a change in depreciation expense of approximately $2.5 million and $8.2 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively.

h.	To record a decrease in revenue of $6.8 million and $24.2 million for the three months ended March 31, 2017 and for the year ended December 31, 2016, respectively, to reflect the difference between advance payments received and the fair value of the assumed performance obligations as they are satisfied, assuming the Merger was consummated on January 1, 2016.

i.	To record the elimination of non-recurring transaction costs that are directly related to the Merger of $13.4 million and $10.7 million incurred during the three months ended March 31, 2017 by DigitalGlobe and MDA respectively.

To eliminate $16.9 million of accrued Merger transaction costs as at March 31, 2017 and reflected as paid upon the consummation of the Merger.

To record an additional estimated Merger transaction costs of $146.5 million relating to the Merger. These costs have been included as a pro forma adjustment to retained earnings rather than being reflected in the unaudited pro forma condensed combined statement of earnings on the basis that they are directly incremental to the Merger and are non-recurring in nature.

j.	To record the estimated tax effects of the above noted pro forma adjustments (a) to (i) using statutory tax rates of 35% for DigitalGlobe related adjustments and 26% for MDA related adjustments.

k.	To reverse the historical stockholders’ equity of DigitalGlobe, which includes retained earnings common and preferred stock.

6.	Pro forma earnings per common share

The calculation of basic and diluted pro forma earnings per common share for the three months ended March 31, 2017 and for the year ended December 31, 2016, reflects the assumed issuance of approximately 21.5 million MDA Common Shares as Stock Consideration (Note 3(a)) as if the issuance had taken place as of January 1, 2016.

7.	Foreign exchange translation

The following exchange rates were utilized in preparing the unaudited pro forma condensed combined financial statements:

Financial statement	Foreign exchange rate (C$/U.S.$)
Combined balance sheet as at March 31, 2017	Period end rate	1.3322
Combined statements of earnings:
Quarter ended March 31, 2016	Average rate	1.3748
Quarter ended June 30, 2016	Average rate	1.2886
Quarter ended September 30, 2016	Average rate	1.3047
Quarter ended December 31, 2016	Average rate	1.3343
Quarter ended March 31, 2017	Average rate	1.3230

APPENDIX F

INFORMATION CONCERNING DIGITALGLOBE, INC.

The following information about DigitalGlobe should be read in conjunction with the documents incorporated by reference into this “Appendix F – Information Concerning DigitalGlobe, Inc.” and the information concerning DigitalGlobe appearing elsewhere in the Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix F – Information Concerning DigitalGlobe, Inc.” shall have the meanings ascribed to them in the Management Information Circular.

The term “DigitalGlobe” as used in this Appendix F refer collectively to DigitalGlobe, Inc. and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within DigitalGlobe.

Notice to Reader

Information in this Appendix F has been furnished by DigitalGlobe. The MDA Board has relied exclusively upon DigitalGlobe, without independent verification by MDA for such information. Although MDA does not have any knowledge that would indicate that such information is untrue or incomplete, neither MDA nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of DigitalGlobe’s financial statements, or for the failure by DigitalGlobe to disclose events or information that may affect or be necessary to ensure the completeness or accuracy of such information. For further information regarding DigitalGlobe, please refer to DigitalGlobe’s filings with the SEC which may be viewed under DigitalGlobe’s profile on EDGAR at www.sec.gov. All financial amounts are presented in U.S. dollars, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Appendix F and the other documents incorporated by reference into this Appendix F may contain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties.

Forward-looking statements in this Appendix F are based on certain key expectations and assumptions made by DigitalGlobe. Although the management of DigitalGlobe believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because DigitalGlobe can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this Appendix F. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Management Information Circular, which are incorporated herein by reference. Some of the key risks and uncertainties include statements related to:

•	changes in government priorities, mandates, policies, funding levels, contracts, laws and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of DigitalGlobe’s contracts, or decisions by customers not to exercise renewal options;

•	growth in the businesses of DigitalGlobe’s customers and the ability of DigitalGlobe’s customers to develop new services;

•	inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience;

•	decrease in demand for DigitalGlobe’s products and services;

•	failure to maintain technological advances and offer new products to retain customers and market position;

•	reliance on a limited number of vendors to provide certain key products or services;

•	breach of DigitalGlobe’s system security measures or loss of DigitalGlobe’s secure facility clearance and accreditation;

•	the loss or damage to DigitalGlobe’s satellites and/or partial or complete satellite failure;

•	delays in the construction and launch of any of DigitalGlobe’s satellites or DigitalGlobe’s ability to achieve and maintain full operational capacity of all DigitalGlobe’s satellites;

•	potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to DigitalGlobe’s reputation;

•	detrimental reliance on third parties for data;

•	interruption or failure of DigitalGlobe’s ground systems and other infrastructure;

•	increased competition that may reduce DigitalGlobe’s market share or cause DigitalGlobe to lower its prices;

•	changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions;

•	general business and economic conditions in Canada, the U.S. and other countries in which DigitalGlobe conducts business;

•	DigitalGlobe’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce and lack of oversight over a U.S. proxy board and management and the potential for work stoppages;

•	failure to obtain or maintain required regulatory approvals and licenses;

•	failure to comply with environmental regulations;

•	changes in U.S., Canadian or foreign law or regulation that may limit DigitalGlobe’s ability to distribute products and services;

•	changes in U.S., Canadian or foreign tax laws;

•	failure of third party subcontractors to complete contracts;

•	changes in estimates of total revenues and costs on contracts;

•	quality issues and failure of systems to meet performance requirements;

•	dependence on electronic systems and data and system security threats;

•	potential infringement of the intellectual property rights of others through licensed software or otherwise and inadequate protection DigitalGlobe’s intellectual property rights;

•	insufficient insurance against material claims or losses; and/or

•	exposure to fines and/or legal sanctions under any laws.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Appendix G. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Appendix G.

The forward-looking statements contained in this Appendix F are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. DigitalGlobe disclaims any intention or obligation to update or revise any forward-looking statements in this Appendix F as a result of new information or future events, except as may be required under applicable securities law.

See the section entitled “Information Contained in Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements” in the Management Information Circular.

CORPORATE STRUCTURE

Name and Incorporation

DigitalGlobe was originally incorporated as EarthWatch on September 30, 1993 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. On August 22, 2002, DigitalGlobe changed its name to DigitalGlobe, Inc.

The principal executive offices of DigitalGlobe is located at 1300 West 120th Avenue Westminster, Colorado 80234 and the registered office of DigitalGlobe in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware, New Castle County 19801. DigitalGlobe’s telephone number is 1-303-684-4000 and its website is www.digitalglobe.com.

Intercorporate Relationships

The following chart presents the name and the jurisdiction of DigitalGlobe’s direct and indirect subsidiaries as at December 31, 2016. Unless otherwise indicated, DigitalGlobe owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries below:

Legal Entity	State or Country of Incorporation	Percentage Ownership
DG Consents Sub, Inc.	Delaware	100%
DigitalGlobe International, Inc.	Colorado	100%
DigitalGlobe China Ventures LLC	Colorado	100%
DigitalGlobe Holdings, Inc.	Delaware	100%
DigitalGlobe Intelligence Solutions, Inc.	Delaware	100%
i5, Inc.	Missouri	100%
GeoEye Missouri Inc.	Missouri	100%
Spatial Energy, LLC	Colorado	100%
Spatial Energy GmbH	Austria	100%

Legal Entity	State or Country of Incorporation	Percentage Ownership
Siwei WorldView Technology (Beijing) Co., Ltd.	China	18%
GeoEye Middle East Limited	United Arab Emirates	100%
GeoEye Netherlands BV	Netherlands	100%
DigitalGlobe International Asia Pacific Pte. Ltd.	Singapore	100%
DigitalGlobe Australia Pty. Ltd.	Australia	100%
Timbrio, Inc.	Delaware	100%
The Radiant Group, Inc.	Colorado	100%
Dagger Networks, LLC	Delaware	100%
The Human Geo Group LLC	Delaware	100%
RAI Government Services, LLC	Virginia	100%

BUSINESS OF DIGITALGLOBE

Overview

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data, services and analytics. Sourced from its own advanced satellite constellation and third-party providers, its imagery solutions and other services provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on its Geospatial Big Data platform and in its recently expanded services business. Each day users depend on DigitalGlobe to better understand our changing planet in order to save lives, resources and time.

On January 31, 2013, DigitalGlobe completed its acquisition of 100% of the outstanding stock of GeoEye, Inc. (“GeoEye”), a leading provider of geospatial intelligence solutions.

Business Strategy

DigitalGlobe’s long-term business strategy is to grow its core satellite imagery products and services, while investing for growth in its multi-source analytics Platform business, which enables a wide array of customers to extract insight from its imagery. Additionally, DigitalGlobe’s Services business helps its government customers harness the power of DigitalGlobe’s imagery and platform services to address critical missions at scale.

The key factors DigitalGlobe believes will enable it to achieve its long-term business strategy include:

Imagery leadership. DigitalGlobe plans to deliver the highest-quality products and experience to its customers and efficiently maintain and replenish its satellite constellation and technology architecture in a manner that reduces capital intensity. DigitalGlobe expects to extend its lead as the industry-best source of imagery. As a result, DigitalGlobe expects to protect and grow its key customer segments including the U.S. Government and Diversified Commercial through a focus on quality and ease of use, driving free cash flow growth and returns by solving its customers’ problems.

Platform leadership. DigitalGlobe is investing to build the leading multi-source analytics platform to enable a wide array of customers, developers and partners to easily unlock the power of its content and thereby sustain long-term growth. DigitalGlobe’s Platform business is built on the largest historical archive of the highest quality Earth imagery commercially available. DigitalGlobe is enhancing its platform’s large-scale data analytics applications to derive new analytic products and services to reach new customers and use cases.

Services leadership. DigitalGlobe plans to grow its Services business by helping the U.S. Government and other strategic customers with innovative solutions that enable DigitalGlobe’s customers to leverage geospatial intelligence to support critical national security missions at scale. In November 2016, DigitalGlobe completed the acquisition of The Radiant Group, Inc. (“Radiant”), a privately held leading technical and analytical solutions provider for U.S. government customers. DigitalGlobe’s acquisition of Radiant is expected to broaden its cloud-enabled capabilities across the geospatial intelligence value chain and expand its customer base across the U.S. Intelligence and Special Operations communities.

Reducing capital intensity. DigitalGlobe is actively reducing its capital intensity while extending its industry lead. In February 2016, DigitalGlobe reached an agreement with two Saudi Arabian entities to develop a constellation of six sub-meter resolution satellites. The Saudi Arabian entities will be responsible for the construction, integration and launch of the satellites. Additionally, DigitalGlobe’s future replenishment of WorldView-1 and WorldView-2 is expected to cost no more than $600 million, a considerable savings over the combined cost of the original satellites.

Business Organization

DigitalGlobe has one reportable segment, in which DigitalGlobe uses common infrastructure and technology to collect, process and distribute products and provide services to customers around the world. DigitalGlobe measures performance based on consolidated operating results and achievement of individual performance goals. DigitalGlobe sells its products and services through a combination of direct and indirect channels consisting of a global network of resellers, strategic partners and direct-enterprise sales to DigitalGlobe’s U.S. Government and Diversified Commercial customer groups.

Products and Services

DigitalGlobe offers products comprised of imagery from its constellation of high-resolution satellites and DigitalGlobe provides geospatial products and services in which DigitalGlobe combines its imagery, analytic expertise and innovative technology to deliver integrated solutions. Customers can purchase specific images that are archived in DigitalGlobe’s imagery archives (“ImageLibrary”) or place custom orders to task its satellites for a specific area of interest. DigitalGlobe processes its imagery to varying levels according to its customers’ specifications and delivers its products using the distribution method that best suits its customers’ needs. DigitalGlobe uses its satellite imagery, along with other sources of data, to deliver integrated intelligence solutions to its customers. DigitalGlobe’s Services team’s unique geospatial and intelligence expertise allows DigitalGlobe’s customers to unlock insights from large sets of data.

DigitalGlobe offers a range of on- and off-line distribution options designed to enable customers to easily access and integrate its imagery into their business operations and applications, including desktop software applications and web services that provide for direct on-line access to its ImageLibrary.

Imagery

DigitalGlobe provides many customer-ready imagery products that are designed to enable customers to understand and analyze specific geographies of interest. Imagery can be collected as follows:

•	Panchromatic – black and white imagery that provides the highest resolution band from DigitalGlobe’s constellation.

•	Multispectral (4-band) – includes the Red, Green, Blue and Near Infrared bands. These bands approximate the colors the human eye can see, and just beyond the visible into the near infrared.

•	Multispectral (8-band) – includes the four bands above plus Coastal, Yellow, Red-Edge, and Near Infrared 2. The near infrared bands support applications such as monitoring crop health and moisture content.

•	Short Wave Infrared – this unique WorldView-3 imaging capability enables applications such as mineral and material detection and visibility through obstructions such as smoke and haze.

DigitalGlobe offers a number of imagery products, including:

•	Basic imagery – includes the least amount of processing. Basic imagery provides the customer flexibility to perform their own processing to produce orthorectified imagery and basemaps.

•	Standard imagery – includes radiometric and geometric correction. Radiometric correction enables images to appear uniformly illuminated with the appropriate level of brightness. Geometric correction allows a user to identify the latitudinal, longitudinal and altitudinal location of any point in an image.

•	Orthorectified imagery – includes radiometric, geometric and topographic correction. Topographic correction accounts for terrain and projects images onto the Earth as they would be seen by the human eye.

•	Basemap product suite – DigitalGlobe’s Basemap product delivers geo-located context that enables users to better understand and analyze specific areas of interest. DigitalGlobe’s Basemap product can be supplemented with +Daily, +Vivid, and/or +Metro. The +Daily service includes the most relevant current collections from its satellite constellation and is updated continuously, allowing customers to extract new points of interest as they appear throughout time. Powered by its proprietary image processing techniques, +Vivid delivers high quality imagery that maximizes contrast, sharpness, and clarity while maintaining uniformity. Finally, Basemap +Metro provides access to high-resolution imagery of more than 2,600 world capitals and major metropolitan areas. Imagery is mosaicked together to provide a consistent view of the urban landscape.

•	Elevation products – Elevation and terrain information is foundational to mapping and understanding the surface of its planet. DigitalGlobe offers stereo imagery (images collected from different viewpoints along the satellite’s orbit track) to customers with advanced image processing capabilities and tools, allowing them to create 3D visualization and digital elevation models. DigitalGlobe also offers customers semi-customized terrain products, 3D surface models and digital elevation models.

In addition to offering many customer-ready products and services, certain of DigitalGlobe’s customers through its Direct Access Program (“DAP”) are able to directly task and receive imagery from DigitalGlobe’s satellites within local and regional geographic boundaries of interest.

DigitalGlobe sells these customers facilities, enabling them to download and process imagery directly from its satellites. The DAP is designed to meet the enhanced information and operational security needs of a select number of defense and intelligence customers and certain commercial customers.

Services

Customers are increasingly looking for analytic solutions to derive insights from imagery. With DigitalGlobe’s Services products, DigitalGlobe uses its geospatial and military intelligence expertise to deliver insight to its customers through the creation of analytic applications, such as geospatial risk intelligence reports. These products and services combine imagery with other sources of geospatial data (e.g., geotagged social media data) to deliver integrated intelligence solutions. DigitalGlobe provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help its customers protect lives, make resource allocation decisions and save time. DigitalGlobe’s acquisition of Radiant furthers its capabilities through its expertise in efficient and optimized satellite tasking, imagery processing, data analytics, and machine learning. DigitalGlobe primarily supports U.S. government customers, but many of its capabilities also support intelligence requirements from international governments, global development organizations and commercial customers.

Platform Products

In the current environment, the geospatial industry suffers from an imbalance between the proliferation of data from an expanding variety of sources and users’ capacity to distill this data down to actionable information. DigitalGlobe’s Platform products are closing this gap by assembling content and large-scale analytical tools in a single environment. This unlocks new-use cases outside of traditional geospatial applications, allowing imagery analytics to be a standard part of planning for new business and intelligence applications. These products include DigitalGlobe’s Geospatial Big Data platform, which creates new applications and insights from its industry-leading archive of very high resolution imagery combined with DigitalGlobe’s best-in-class accuracy. It also includes DigitalGlobe’s Spatial on Demand platform that serves as a source-agnostic imagery provider for its energy customers, organizing large amounts of imagery and other geospatial datasets in a single environment for customer use.

Customers

U.S. Government Customers

U.S. Government revenue is generated from multiple U.S. Government agencies, primarily focused on defense and intelligence, with the United States National Geospatial Intelligence Agency (“NGA”) as DigitalGlobe’s largest customer. The NGA serves as the primary U.S. Government procurement agency for geospatial information and purchases imagery products and services on behalf of various agencies within the U.S. Government, including defense, intelligence and law enforcement agencies. The U.S. Government, inclusive of the NGA, provided 63.7%, 63.7%, and 60.4% of DigitalGlobe’s revenue for the years ended December 31, 2016, 2015, and 2014, respectively. Revenue from the NGA arises from the EnhancedView SLA (as defined below), EnhancedView value-added services, and the NextView Agreement.

EnhancedView Service Level Agreement

On August 6, 2010, DigitalGlobe entered into the EnhancedView contract with the NGA (the “EnhancedView Contract”). The EnhancedView Contract has a ten-year term, inclusive of nine one-year renewal options exercisable by the NGA, and is subject to congressional appropriations and the right of the NGA to terminate or suspend the contract at any time. The EnhancedView Contract contains multiple deliverables, including a Service Level Agreement, (the “EnhancedView SLA”) that totals $2.8 billion over the term of the contract. The EnhancedView SLA provides the U.S. Government with a level of capacity, assured access and pre-emptive tasking rights to certain satellites within DigitalGlobe’s satellite constellation.

For the first four contract years commencing on September 1, 2010, $250.0 million was paid per year (or $20.8 million a month). For the last six contract years, $300.0 million is payable per year (or $25.0 million a month). The NGA exercised its renewal option for year seven under the EnhancedView SLA through August 31, 2017. DigitalGlobe believes it is the NGA’s intention to exercise the remaining options, subject to annual appropriation of funding and the federal budget process, which contain an inherent level of uncertainty in the current budget environment. The EnhancedView SLA represented 46.5%, 48.0%, and 38.9% of DigitalGlobe’s revenue for the years ended December 31, 2016, 2015, and 2014, respectively.

Each monthly EnhancedView SLA payment is subject to a performance penalty of up to 4% depending upon DigitalGlobe’s performance against pre-defined performance criteria. A performance penalty is assessed in any month the NGA determines that not all of the performance criteria were met. If that occurs, DigitalGlobe retains the full monthly cash payment, but apply any penalty amount as a credit towards either NGA purchases of additional mutually-agreed upon products or services, or an extension of the EnhancedView SLA beyond the current contract period. DigitalGlobe has not incurred a penalty since the year ended December 31, 2012. Cumulative penalties over the life of the EnhancedView SLA total $0.4 million, or 0.02%, of DigitalGlobe’s total cash receipts under the contract, all of which were applied to the purchase of other products.

EnhancedView Value-Added Services

The EnhancedView Contract also provides up to $750.0 million for value-added products and services, infrastructure enhancements and other services, including the option for the NGA to require DigitalGlobe to lower the altitude of WorldView-2 from its current altitude of 770 kilometers to an altitude of 496 kilometers. Value-added products and services enable DigitalGlobe to meet the NGA’s more advanced-imagery requirements using DigitalGlobe’s production and dissemination capabilities, including Global Enhanced GEOINT Delivery (“Global EGD”) which provides for the delivery of certain orthorectified imagery and imagery-related products and services. In September 2016, the NGA and DigitalGlobe executed a contract for an additional year of the Global EGD program. In 2016, DigitalGlobe recognized $60.5 million in revenue for value-added products and services and have recognized $320.0 million cumulatively since the inception of the EnhancedView Contract.

NextView

In September 2003, DigitalGlobe entered into its first agreement with the NGA (the “NextView Agreement”). The NextView Agreement provided DigitalGlobe with $266.0 million to offset the construction costs of WorldView-1, which was recorded as deferred revenue when received. When WorldView-1 was placed into service in November 2007, DigitalGlobe began recognizing the deferred revenue on a straight-line basis over the estimated useful life of WorldView-1 (“NextView amortization”).

Based on the estimated useful life of WorldView-1, DigitalGlobe recognized $15.1 million, $15.1 million, and $22.9 million of revenue related to the NextView amortization for the years ended December 31, 2016, 2015, and 2014, respectively. Cumulatively, since WorldView-1 was placed into service, DigitalGlobe has recognized $207.4 million of NextView amortization revenue, and at December 31, 2016 had deferred revenue remaining of $58.6 million, expected to be amortized through the fourth quarter of 2020.

Diversified Commercial Customers

Diversified Commercial includes customers in the DAP, location-based services (“LBS”), international civil government, other international defense and intelligence, energy and other industry verticals.

Direct Access Program

DigitalGlobe earns revenue from sales of DAP facilities, service fees to access its satellite constellation, as well as other imagery-related product sales. As of December 31, 2016, DigitalGlobe had DAP agreements in ten countries. For the years ended December 31, 2016, 2015, and 2014, DAP revenue represented 16.8%, 17.2%, and 17.0% of DigitalGlobe’s total revenue for each respective year.

Other Diversified Commercial

Other diversified commercial revenue is generated from customers in LBS, international civil government, other international defense and intelligence, energy and other industry verticals through sales of imagery, Platform products and other services. DigitalGlobe’s LBS customers rely on DigitalGlobe to create and enhance the maps and geospatial services that over a billion people use every day. DigitalGlobe sells imagery and provide services to international civil governments for use in applications such as infrastructure planning, taxation, rescue and recovery services, forestry and agriculture. DigitalGlobe’s other international defense and intelligence customers include friendly foreign governments, many in volatile parts of the world, that rely on DigitalGlobe to keep their nations safe. DigitalGlobe sells imagery and Platform products to energy customers to enable efficient discovery, security, production and development of energy resources. Customers in other industry verticals use DigitalGlobe’s content for mapping, monitoring, analysis and planning activities.

Satellite Constellation and Ground Systems Operations

As of December 31, 2016, DigitalGlobe operated a constellation of four in-orbit and fully-commissioned satellites: GeoEye-1, WorldView-1, WorldView-2, and WorldView-3. The following tables summarize the primary characteristics of the in-orbit and fully-commissioned satellites in DigitalGlobe’s constellation as of December 31, 2016:

			Annual
			Collection
			Capacity	Orbital
			(million square	Altitude
Satellite	Launch Date	Best Ground Resolution	kilometers)	(kilometers)
WorldView-3	August 2014	31-centimeters black and white, or color 1.24- meter multi-spectral	248	617
WorldView-2	October 2009	46-centimeters black and white, or color 1.84-meter multi-spectral	427	770
WorldView-1	September 2007	50-centimeters black and white	569	496
GeoEye-1	September 2008	41-centimeters black and white, or color 1.64-meter multi-spectral	128	681

	Expected End		Net Book
	of Depreciable	Original Cost	Value
Satellite	Life	(millions)	(millions)
WorldView-3	Q1 2026	649.5	522.4
WorldView-2	Q4 2022	463.2	191.5
WorldView-1	Q4 2020	473.2	103.1
GeoEye-1	Q1 2018	211.8	45.9

On November 11, 2016, DigitalGlobe successfully launched WorldView-4. On February 1, 2017, WorldView-4 was placed into service and commercial operations began. DigitalGlobe’s preliminary assessment indicates an initial estimated useful life of approximately ten years.

Satellite Insurance

DigitalGlobe procures insurance to protect it from the risks associated with its satellite operations, including the partial or total impairment of the functional capacity of the satellite. DigitalGlobe insures satellites in DigitalGlobe’s constellation to the extent that insurance is available at acceptable premiums. As of December 31, 2016, DigitalGlobe maintained the following insurance coverage on its in-orbit satellite constellation:

		Coverage
Satellite	Policy Period	(in millions)
WorldView-4 (1)	11/2016-11/2026	431.0
WorldView-3 (1)	10/2016-08/2019	340.0
WorldView-2	10/2016-10/2017	220.0
WorldView-1	10/2016-10/2017	220.0
GeoEye-1	10/2016-10/2017	75.0

(1)	Coverage at December 31, 2016 is comprised of multiple insurance policies ranging from one year to ten years in duration.

Ground Terminals and Image Processing Facilities

As of December 31, 2016, DigitalGlobe owned or had service agreements for remote ground terminals in eight locations throughout the world. Each ground terminal is strategically placed to optimize contact with DigitalGlobe’s satellites as they orbit. Each of DigitalGlobe’s satellites orbits the Earth approximately 15 times per day, communicating with one or more of DigitalGlobe’s ground terminals. DigitalGlobe’s image processing facility houses the hardware and software systems and personnel required to operate and control DigitalGlobe’s satellites as well as process, store and distribute DigitalGlobe’s imagery.

Competition

There are significant barriers to entry in the geospatial industry, primarily related to the substantial costs involved with satellite construction and launch, along with the amount of time required to build and develop ground systems and obtain necessary licenses. DigitalGlobe’s major existing and potential competitors for DigitalGlobe’s Imagery business include commercial satellite imagery companies, state-owned imagery providers, aerial imagery companies, free sources of imagery, and unmanned aerial vehicles.

DigitalGlobe competes on the basis of the technical capabilities of tis satellites, such as size of collection area, collection speed, revisit time, resolution, accuracy and spectral diversity; satellite availability for tasked orders; the size, comprehensiveness and relevance of DigitalGlobe’s ImageLibrary; distribution platform and tools that enable customers to easily access and integrate imagery; value-added services, including advanced imagery production and analysis; timeliness and ready availability of imagery products and services that can be deployed quickly and cost-effectively; and price.

The data intensive nature of high-resolution imagery, complexity of analysis and desire to analyze multiple data sources have driven growth in multi-source analytics platforms. DigitalGlobe is uniquely positioned to provide a platform solution because of the size and quality of its industry-leading ImageLibrary and its years of experience and resulting intellectual property in creating image analysis algorithms and tools. DigitalGlobe also provides its customers with insights from its imagery with its Platform and Services products. DigitalGlobe’s Platform products face competition from aggregators of imagery and imagery-related products and services. DigitalGlobe’s Services products face competition from companies that provide geospatial analytic information and services to the U.S. Government, including defense prime contractors.

Regulation

Operations

The satellite operations portion of DigitalGlobe’s business is highly regulated. The Department of Commerce (“DoC”), pursuant to the National and Commercial Space Programs Act of 2010 (successor legislation to the 1992 Land Remote Sensing Policy Act, as amended), has the primary regulatory authority over DigitalGlobe’s industry. The DoC delegated responsibility for satellite remote sensing operations to the National Oceanic and Atmospheric Administration (“NOAA”). Each of DigitalGlobe’s satellites is required to be licensed for operation by NOAA. DigitalGlobe currently has licenses for all in-orbit satellites (“NOAA Licenses”). DigitalGlobe’s NOAA Licenses require DigitalGlobe to obtain prior approval from NOAA for any significant and substantial foreign agreements, and generally require DigitalGlobe to operate its satellite system in a manner that is consistent with U.S. national security and foreign policy objectives. In addition, the NOAA Licenses allow the U.S. Government to suspend its imaging activities in certain cases, if deemed necessary, for national security reasons. The NOAA Licenses are valid for the operational life of the satellites, provided that DigitalGlobe complies with the licensing terms. Failure to comply with these licensing terms can result in sanctions or fines imposed by NOAA.

The launch of DigitalGlobe’s satellites and the communication links, both uplink and downlink, are regulated by the U.S. Federal Communications Commission (“FCC”). FCC licenses must be obtained for each individual satellite. The FCC is the governmental agency with primary authority in the United States over the commercial use of the satellite frequency spectrum. DigitalGlobe currently has the requisite licensing authority from the FCC to operate all in-orbit satellites. The FCC has also granted licenses to operate ground terminals for DigitalGlobe’s satellites. The FCC’s rules and regulations and terms of DigitalGlobe’s licenses require that DigitalGlobe complies with various operating conditions and requirements. Failure to comply with these or other conditions or requirements could lead to sanctions, up to and including revocation, cancellation or non-renewal of its licenses. In addition to the FCC’s requirements, DigitalGlobe’s satellites must undergo the frequency coordination and registration process of the International Telecommunications Union, as well as a variety of other federal and international regulations.

Sales

Satellite imagery does not require an export license in order to be sold internationally, but DigitalGlobe’s ability to sell certain imagery products and services may be subject to sanctions or embargoes imposed by the U.S. Government against particular entities, individuals, or other countries or by foreign government regulation. Direct access to the satellites under a DAP constitutes a significant and substantial foreign agreement under DigitalGlobe’s NOAA Licenses and requires approval from NOAA under the terms of such licenses. In addition, DigitalGlobe or its suppliers must obtain export licenses from the Department of State (“DoS”) for the export of certain equipment and related technology necessary to enable the DAP access. The ground terminal equipment and related technology necessary to allow access to the satellites are controlled under the International Traffic in Arms Regulations (“ITAR”). The approval process for these sales usually takes three months or longer and there is no obligation on the part of either NOAA or the DoS to approve any transaction. In addition to the required U.S. Government approvals, the export of equipment from Canada by a certain DAP equipment supplier is subject to Canadian export license requirements. DigitalGlobe’s DAP customers may need to obtain additional approvals from the government of the country in which the ground terminal is to be operated.

Ownership

DigitalGlobe is obligated under DigitalGlobe’s NOAA Licenses to monitor and report increases in foreign ownership of DigitalGlobe Common Stock and any agreement for ownership of 20% or greater of DigitalGlobe Common Stock is subject to NOAA approval. DigitalGlobe is also required to report certain common stock foreign-ownership levels to the Defense Security Service and to comply with certain rules and regulations to mitigate foreign influence as part of maintaining DigitalGlobe’s facility security clearances. DigitalGlobe’s facility security clearance allows DigitalGlobe to perform work on U.S. Government classified contracts. A transfer to foreign ownership also could trigger other requirements including filings with, and review by, the Committee on Foreign Investment in the United States pursuant to the Exon-Florio provision. Other restrictions and requirements may also arise depending on the country of origin and identity of foreign owners.

Environmental

DigitalGlobe’s operations are regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the soil, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. DigitalGlobe has infrastructure in place to ensure that its operations are in compliance with all applicable environmental regulations. DigitalGlobe does not believe that the costs of compliance with these laws and regulations will have a material adverse effect on its capital expenditures, operating results or competitive position. The imposition of more stringent standards or requirements under environmental laws or regulations or a determination that DigitalGlobe is responsible for the release of hazardous substances at its sites could result in expenditures in excess of amounts currently estimated to be required for such matters. While no material exposures have been identified to date that DigitalGlobe is aware of, there can be no assurance that additional environmental matters will not arise in the future, or that costs will not be incurred with respect to sites as to which no problem is currently known.

Intellectual Property

“DigitalGlobe” and other trademarks of DigitalGlobe appearing in this Appendix F of the Management Information Circular are DigitalGlobe’s property. Trade names and trademarks of other companies used in this Appendix F of the Management Information Circular are for informational purposes only. DigitalGlobe relies on licenses of certain intellectual property to conduct DigitalGlobe’s business operations, including certain proprietary rights from third parties to enable DigitalGlobe to operate its satellites, ground terminals, collection systems and other various components of its systems. In addition, DigitalGlobe actively pursue internal development of intellectual property. DigitalGlobe has registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names and copyrights. Additionally, DigitalGlobe has been issued and has filed for U.S. and international patent applications covering certain of its proprietary technology and processes.

Business Seasonality

DigitalGlobe has historically experienced higher revenues in the fourth quarter of the year due in part to the procurement cycles of U.S. and international governments as well as increased demand from commercial customers. However, historical seasonal patterns should not be considered a reliable indicator of DigitalGlobe’s future revenues or financial performance.

Foreign and Domestic Operations

During 2016, DigitalGlobe’s domestic and international revenue accounted for 71.9% and 28.1%, respectively, of total revenue. For a summary of DigitalGlobe’s domestic and international revenue see Note 17 of Notes to the Consolidated Financial Statements in DigitalGlobe’s audited consolidated financial statements for the year ended December 31, 2016 attached as Schedule A to this Appendix F and Note 14 of Notes to DigitalGlobe’s Unaudited Consolidated Financial Statements for the quarter ended March 31, 2017 attached as Schedule B to this Appendix G.

Employees

As of December 31, 2016, DigitalGlobe had 1,733 full-time employees.

Properties

The properties used in DigitalGlobe’s operations consist principally of production facilities, administrative and executive offices, and remote ground terminals. As of December 31, 2016, DigitalGlobe leased or owned approximately 830,000 square feet of office and operations space. This space includes DigitalGlobe’s production facilities, administrative and executive offices in Westminster, Colorado; Longmont, Colorado; and Herndon, Virginia. DigitalGlobe also leases a data center and have smaller administrative offices and sales offices located in the United States and internationally.

FURTHER INFORMATION

Further information regarding the business of DigitalGlobe can be found in its Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

For information concerning DigitalGlobe’s selected historical financial data, see the section entitled “Selected Historical Consolidated Financial Data of DigitalGlobe” in the Management Information Circular.

The selected historical consolidated financial data as of December 31, 2016 and 2015, and for each of the three years ended December 31, 2016, 2015 and 2014 have been derived from DigitalGlobe’s audited consolidated financial statements for the year ended December 31, 2016 attached as Schedule A to this Appendix G.

DIVIDENDS OR DISTRIBUTIONS

DigitalGlobe Common Stock

Since inception, DigitalGlobe has not declared or paid any cash dividends on DigitalGlobe Common Stock and do not currently anticipate paying cash dividends on DigitalGlobe Common Stock. DigitalGlobe anticipates that it will retain all of its future earnings, if any, for use in the development and expansion of DigitalGlobe’s business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the DigitalGlobe Board and will be subject to restrictive covenants contained in its credit facility and dependent on then-existing conditions, including its financial condition and results of operations, contractual restrictions, capital requirements and other factors.

DigitalGlobe Preferred Stock

In January 2013, upon the closing of the acquisition of GeoEye, DigitalGlobe issued 80,000 shares of DigitalGlobe Preferred Stock. Cumulative dividends on DigitalGlobe Preferred Stock are payable at a rate of five percent per annum on the $1,000 liquidation preference per share. At DigitalGlobe’s option, dividends may be declared and paid in cash out of funds legally available when declared by the DigitalGlobe Board or the Audit Committee of the DigitalGlobe Board. If not paid in cash, an amount equal to the cash dividends due is added to the liquidation preference. DigitalGlobe declared and paid dividends on DigitalGlobe Preferred Stock of $4.0 million during each of the years ended December 31, 2016, 2015 and 2014.

The above information is historical and may not provide meaningful information to MDA Shareholders in determining whether to approve the MDA Common Share Issuance Resolution. For more information, see the section entitled “Additional Information” in the Management Information Circular.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For DigitalGlobe’s management discussion and analysis for the year ended December 31, 2016, see Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2016.

For DigitalGlobe’s management discussion and analysis for the quarter ended March 31, 2017, see Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in DigitalGlobe’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

DESCRIPTION OF SECURITIES

Common Stock

Voting Rights

DigitalGlobe is authorized to issue up to 250,000,000 shares of DigitalGlobe Common Stock. Each holder of DigitalGlobe Common Stock is entitled to one vote for each share held by such holder on all matters submitted to a vote of the holders of DigitalGlobe Common Stock, voting together as a single class, including the election of directors. For all matters brought before a meeting of shareowners other than the election of directors, DigitalGlobe’s by-laws provide that the matter shall be decided by the vote of the holders of a majority of the total number of votes of DigitalGlobe’s capital stock represented at the meeting and entitled to vote on the matter, voting as a single class. With respect to an election of directors that is not contested, DigitalGlobe’s by-laws require that each director be elected by a majority of the votes cast with respect to such director, meaning that the number of shares voted “for” the director nominee must exceed the number of shares voted “against” that nominee. In contested director elections, where the number of director nominees exceeds the number of directors to be elected, DigitalGlobe’s by-laws provide that directors will be elected by a plurality of the votes cast. DigitalGlobe’s Shareowners do not have cumulative voting rights in the election of directors.

Dividends

Subject to the prior rights of the holders of any series of preferred stock then outstanding, holders of DigitalGlobe Common Stock are entitled to receive dividends, if any, as may be declared from time to time by DigitalGlobes’ board of directors out of legally available assets.

Liquidation, Dissolution and Winding Up

Subject to the prior rights of DigitalGlobe’s creditors and the satisfaction of any liquidation preference granted to the holders of any series of preferred stock then outstanding, in the event of DigitalGlobe’s liquidation, dissolution or winding up, holders of DigitalGlobe Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareowners.

Fully Paid and Non-Assessable

All of the outstanding shares of DigitalGlobe Common Stock are fully paid and non-assessable.

Preferred Stock

Undesignated Preferred Stock

The DigitalGlobe Board has the authority to issue, without shareowner approval, up to 24,000,000 shares of preferred stock in one or more series, and to fix for each such series the voting powers and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, including, without limitation, terms of redemption, dividend rights, liquidation preference, conversion rights and the number of shares constituting any series and the designation thereof. Of the 24,000,000 shares of preferred stock available for issuance, the DigitalGlobe Board has issued 80,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Convertible Preferred Stock”) as described below under “Series A Convertible Preferred Stock.”

The DigitalGlobe Board may issue, without shareowner approval, shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of DigitalGlobe Common Stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of DigitalGlobe Common Stock. The issuance of preferred stock or even the ability to issue preferred stock, including rights to acquire preferred stock in connection with implementing a shareowner rights plan, could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

Series A Convertible Preferred Stock

In January 2013, the DigitalGlobe Board approved the DigitalGlobe Certificate of Designation, a copy of which has been previously filed with the Secretary of State of the State of Delaware and which is incorporated by reference as an exhibit to the Registration Statement, creating Series A Convertible Preferred Stock, as a series of DigitalGlobe Preferred Stock. Series A Convertible Preferred Stock is validly issued, fully paid and non-assessable. As of December 31, 2016, DigitalGlobe had 80,000 shares of Series A Convertible Preferred Stock issued and outstanding. The rights, preferences and privileges of the shares of Series A Convertible Preferred Stock are as follows:

•	Ranking. Series A Convertible Preferred Stock ranks senior to DigitalGlobe Common Stock with respect to dividend rights and rights upon the liquidation, dissolution or winding up of DigitalGlobe.

•	Conversion. Holders of Series A Convertible Preferred Stock may convert their shares at any time, in whole or in part, into shares of DigitalGlobe Common Stock at a conversion price of $26.17 per share of DigitalGlobe Common Stock, subject to customary anti-dilution adjustments. As of December 31, 2016, the outstanding shares of Series A Convertible Preferred Stock were convertible into approximately 3.1 million shares of DigitalGlobe Common Stock.

•	Dividends. Holders of Series A Convertible Preferred Stock are entitled to receive, when, as and if declared by the DigitalGlobe Board out of assets legally available for the payment of dividends, quarterly cash dividends at a rate of 5% per annum on the liquidation preference of Series A Convertible Preferred Stock. To the extent such dividends are not declared and paid in cash on any quarterly dividend payment date, such dividends will automatically accrue and be added to the liquidation preference of Series A Convertible Preferred Stock. Holders of Series A Convertible Preferred Stock are also entitled to participate on an as-converted basis in any dividends payable on DigitalGlobe Common Stock.

•	Voting Rights. Each holder of Series A Convertible Preferred Stock is entitled to vote such holder’s shares of Series A Convertible Preferred Stock on an as-converted basis based on the number of shares of DigitalGlobe Common Stock into which such holder’s shares of Series A Convertible Preferred Stock would be convertible on the record date for the vote or consent of shareowners.

•	Liquidation Rights. Upon any liquidation, dissolution or winding up of DigitalGlobe, DigitalGlobe may not make any distributions to holders of any capital stock ranking junior to Series A Convertible Preferred Stock unless DigitalGlobe first pays holders of Series A Convertible Preferred Stock an amount equal to the liquidation preference of $1,000 per share plus all dividends accrued and added to the liquidation preference, plus accrued dividends to the date of such payment.

•	Certain Restrictions. DigitalGlobe may not declare or pay any dividend or make any other payment or distribution on account of any capital stock ranking junior to Series A Convertible Preferred Stock other than dividends with respect to which the holders of Series A Convertible Preferred Stock are entitled to participate.

•	Redemption. DigitalGlobe may, at its option and under certain circumstances, redeem Series A Convertible Preferred Stock at a price equal to the liquidation preference plus accrued dividends to the redemption date on or after September 22, 2016 subject to certain restrictions. If at any time after September 22, 2016 the weighted-average price of DigitalGlobe Common Stock exceeds $45.80 per share, in effect for 30 consecutive trading days, DigitalGlobe has the option to redeem all of Series A Convertible Preferred Stock at an amount equal to the liquidation preference plus accrued dividends as of the redemption date.

CONSOLIDATED CAPITALIZATION

No material change in the consolidated capitalization of DigitalGlobe has occurred since March 31, 2017. As of the close of business on June 16, 2017, 62,219,652 shares of DigitalGlobe Common Stock and 80,000 shares of DigitalGlobe Preferred Stock were issued and outstanding.

PRIOR SALES

DigitalGlobe has not sold or issued any shares of DigitalGlobe Common Stock or DigitalGlobe Preferred Stock, or securities convertible into shares of DigitalGlobe Common Shares or DigitalGlobe Preferred Stock, during the twelve month period ending prior to June 15, 2017, other than as follows:

Date	Type of Security Issued	Number of Securities Issued	Average Issuance/ Exercise Price per Security
June 2017(1)	Common Shares(2)	109,351	23.23
May 2017	Common Shares(2)	61,180	22.81
April 2017	Common Shares(2)	33,771	21.63
April 2017	PSU(3)	1,532	32.65
April 2017	RSU(4)	20,676	32.65
March 2017	Common Shares(2)	113,505	33.62
February 2017	Common Shares(2)	313,932	22.94
February 2017	PSU(3)	264,024	28.25
February 2017	RSU(4)	653,545	28.25
January 2017	Common Shares(2)	78,992	27.25
December 2016	Common Shares(2)	27,095	18.50
November 2016	Common Shares(2)	38,299	19.27
November 2016	RSU(4)	79,103	24.50
October 2016	Common Shares(2)	13,542	23.75
October 2016	RSU(4)	122,799	26.55
September 2016	Common Shares(2)	18,884	21.67
August 2016	Common Shares(2)	30,004	19.12
August 2016	RSU(4)	745	26.88
July 2016	Common Shares(2)	24,949	22.44
July 2016	RSU(4)	23,434	23.71
June 2016	Common Shares(2)	22,841	15.79
June 2016	RSU(4)	4,771	20.96

(1)	Through June 15, 2017.
(2)	Represents the net issuance of shares of DigitalGlobe Common Stock upon vesting or exercise of DigitalGlobe Options, DigitalGlobe RSUs and DigitalGlobe PSUs.
(3)	Represents the issuance of deferred DigitalGlobe PSUs.
(4)	Represents the issuance of deferred DigitalGlobe RSUs.

TRADING PRICE AND VOLUME

On February 16, 2017, the last trading day on which the DigitalGlobe Common Shares traded prior to the announcement by MDA and DigitalGlobe that they were in preliminary discussions regarding a merger, the closing price of the DigitalGlobe on the NYSE was US$29.60. On February 23, 2017, the last trading day on which the DigitalGlobe Common Shares traded prior to announcement of the Merger, the closing price of the DigitalGlobe Common Shares on the NYSE was US$34.05. On June 21, 2017, the closing price of the DigitalGlobe Common Shares on the NYSE was US$32.10.

DigitalGlobe Common Stock is currently listed on the NYSE under the ticker symbol “DGI.” The table below sets forth, for the periods indicated, closing day trading price ranges and aggregate volume for DigitalGlobe Common Stock as reported on the NYSE. Numbers have been rounded to the nearest whole cent.

Date	High (US$)	Low (US$)	Aggregate Volume
2017
June (through June 21)	32.30	31.25	6,372,418
May	32.25	30.95	8,627,600
April	33.70	32.15	7,283,301
March	32.75	31.50	18,979,356
February	35.00	28.25	27,229,004
January	29.75	28.05	4,726,104

Date	High (US$)	Low (US$)	Aggregate Volume
2016
December	32.35	28.65	7,651,438
November	32.55	24.50	11,269,798
October	27.62	24.75	5,677,118
September	27.52	24.59	6,598,655
August	28.20	26.85	7,263,910
July	26.96	21.29	8,693,697
June	21.61	19.78	12,281,459

The above table shows only historical data. The data may not provide meaningful information to MDA Shareholders in determining whether to approve the Share Issuance. MDA Shareholders are urged to obtain current market quotations for DigitalGlobe Common Stock and to review carefully the other information contained in, or incorporated by reference into, this Management Information Circular, when considering whether to approve the MDA Common Share Issuance Resolution. For more information, see the section entitled “Additional Information” in the Management Information Circular.

PRINCIPAL SECURITYHOLDERS

Security Ownership of Certain Beneficial Owners and Management of DigitalGlobe

The table below shows the shares of DigitalGlobe Common Stock beneficially owned as of May 25, 2017 by (a) each person known by DigitalGlobe to beneficially own more than 5% of the shares of DigitalGlobe Common Stock issued and outstanding, (b) each director (who was serving as a director as of that date) and nominee for director, (c) each named executive officer, and (d) all current directors and executive officers as a group. In general, a person “beneficially owns” shares if he or she has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire such voting or disposition rights on May 25, 2017 or 60 days thereafter (such as by exercising options or stock appreciation rights). Except as indicated by the footnotes to the table below, DigitalGlobe believes, based on the information furnished to it, that the persons named in the table have sole voting and/or investment power with respect to all shares of DigitalGlobe Common Stock that they beneficially own, subject to applicable community property laws. As of May 25, 2017, there were 62,107,786 issued and outstanding shares of DigitalGlobe Common Stock. As of May 25, 2017, there were also 80,000 issued and outstanding shares of DigitalGlobe Preferred Stock. Of the 80,000 shares of DigitalGlobe Preferred Stock, 76,500 of the shares are owned by Citigroup Global Markets, Inc. constituting 96% of the outstanding amount of DigitalGlobe Preferred Stock. The 80,000 shares of DigitalGlobe Preferred Stock are convertible at the option of the holder, at a conversion price of $26.17 per common share, into 3,056,935 shares of DigitalGlobe Common Stock, representing less than 5% of DigitalGlobe Common Stock and DigitalGlobe Preferred Stock (on an as-converted to DigitalGlobe Common Stock basis). The address of Citigroup Global Markets, Inc. is 390 Greenwich Street, 3rd Floor, New York, NY, 10013. Unless otherwise noted, the mailing address of each person or entity named in the table below is 1300 West 120th Avenue, Westminster, Colorado 80234.

Name of Beneficial Owner	Options Exercisable Within 60 Days(1)	Number of Shares of DigitalGlobe Common Stock Beneficially Owned	Percentage of Outstanding Shares of DigitalGlobe Common Stock Beneficially Owned(2)	Percentage of Outstanding Shares of DigitalGlobe Capital Stock Beneficially Owned(3)
All currently known five percent beneficial owners
T. Rowe Price Associates Inc.(4)	—	8,747,274	14.1%	13.4%
100 E. Pratt St., Baltimore, MD 21202
BlackRock, Inc.(5)	—	5,129,315	8.3%	7.9%
55 East 52nd St., NY, NY 10022
The Vanguard Group, Inc.(6)	—	4,782,602	7.7%	7.3%
100 Vanguard Blvd., Malvern, PA 19355
Dimensional Fund Advisors, LP(7)	—	5,228,809	8.4%	8.0%
Building One, 6300 Bee Cave Rd., Austin, TX 78746
All directors and named executive officers
Jeffrey R. Tarr	275,836	497,210	*	*
Gary W. Ferrera	—	42,965	*	*
Timothy M. Hascall	61,700	129,092	*	*
Walter S. Scott(8)	193,028	346,179	*	*
Daniel L. Jablonsky	21,227	90,645	*	*
Howell M. Estes, III	29,484	71,395	*	*
Nick S. Cyprus(9)	—	26,561	*	*
Roxanne J. Decyk	—	2,000	*	*
Lawrence A. Hough(10)	—	33,033	*	*
Warren C. Jenson(11)	32,512	56,902	*	*
L. Roger Mason, Jr.	—	2,348	*	*
Kimberly Till	—	22,404	*	*
Eddy Zervigon	—	16,756	*	*
All current executive officers and directors as a group (16 persons)(12)	613,787	1,434,786	2.3%	2.2%

*	Less than 1%
(1)	Number of DigitalGlobe Common Stock subject to options exercisable within 60 days after May 25, 2017.
(2)	The percentage of outstanding shares of DigitalGlobe Common Stock beneficially owned by each person and entity included in the table is calculated by dividing the number of shares beneficially owned by such person or entity as described above by the sum of (a) the 62,107,786 shares of DigitalGlobe Common Stock issued and outstanding on May 25, 2017 and (b) the number of shares of DigitalGlobe Common Stock that such person had the right to acquire from DigitalGlobe on or within 60 days of that date.
(3)	The percentage of outstanding shares of DigitalGlobe capital stock beneficially owned by each person and entity included in the table is calculated by dividing the number of shares beneficially owned by such person or entity as described above by the sum of (a) the 62,107,786 shares of DigitalGlobe Common Stock issued and outstanding on May 25, 2017, (b) the 3,056,935 shares of DigitalGlobe Common Stock into which the DigitalGlobe Preferred Stock is convertible as of May 25, 2017, and (c) the number of shares of DigitalGlobe Common Stock that such person had the right to acquire from DigitalGlobe on or within 60 days of May 25, 2017.
(4)	Based on information supplied by T. Rowe Price Associates, Inc. and T. Rowe Price Mid-Cap Growth Fund, Inc. in a Schedule 13G/A filed with the SEC on March 10, 2017. According to the Schedule 13G/A, T. Rowe Price Associates, Inc., an investment adviser, and T. Rowe Price Mid-Cap Growth Fund, Inc., an investment company, are each organized in the State of Maryland, have sole power to vote or direct the vote of 7,145,337 shares of DigitalGlobe Common Stock and sole power to dispose or direct the disposition of 8,747,274 shares of common stock as of February 28, 2017.

(5)	Based on information supplied by Blackrock, Inc. in a Schedule 13G/A filed with the SEC on January 23, 2017. According to the Schedule 13G/A, Blackrock, Inc., organized in the State of Delaware, has sole power to vote or direct the vote of 4,951,973 shares of DigitalGlobe Common Stock and sole power to dispose or direct the disposition of 5,129,315 shares of DigitalGlobe Common Stock as of December 31, 2016.
(6)	Based on information supplied by The Vanguard Group, Inc. in a Schedule 13G/A filed with the SEC on February 9, 2017. According to the Schedule 13G/A, The Vanguard Group, Inc. organized in the Commonwealth of Pennsylvania, is an investment advisor. The Vanguard Group has sole power to vote or direct the vote of 75,389 shares of DigitalGlobe Common Stock, shared power to vote or direct the vote of 7,942 shares of DigitalGlobe Common Stock, sole power to dispose or direct the disposition of 4,702,720 shares of DigitalGlobe Common Stock, and shared power to dispose or to direct the disposition of 79,882 shares of DigitalGlobe Common Stock as of December 31, 2016.
(7)	Based on information supplied by Dimensional Fund Advisors LP in a Schedule 13G filed with the SEC on February 9, 2017. According to the Schedule 13G, Dimensional Fund Advisors LP, organized in the State of Delaware, is an investment advisor. Dimensional Fund Advisors LP has sole power to vote or direct the vote of 5,123,280 shares of DigitalGlobe Common Stock and sole power to dispose or to direct the disposition of 5,228,809 shares of DigitalGlobe Common Stock as of December 31, 2016.
(8)	Includes 98,667 shares of DigitalGlobe Common Stock registered in the name of Walter S. Scott & Diane R. Scott, Trustees of their Successors in Trust under the Walter and Diane Scott Living Trust, dated March 19, 2000, where Mr. Scott shares voting and investment power with Diane R. Scott.
(9)	Includes 500 shares of DigitalGlobe Common Stock owned by Mr. Cyprus’ spouse. Mr. Cyprus disclaims beneficial ownership with regard to these shares.
(10)	Includes 833 shares of DigitalGlobe Common Stock held by a trust for the benefit of two of Mr. Hough’s minor grandchildren, where Mr. Hough is not the trustee but where he holds a power-of-attorney for disposing the shares. Includes 3,918 shares of DigitalGlobe Common Stock held by trusts for the benefit of Mr. Hough’s minor grandchildren, where Mr. Hough is the Trustee. Mr. Hough disclaims beneficial ownership of the shares held in trust for his minor grandchildren, and this disclosure should not be deemed an admission that Mr. Hough is the beneficial owner of such shares.
(11)	Includes 6,200 shares of DigitalGlobe Common Stock held by four separate trusts for the benefit of Mr. Jenson’s four children, where Mr. Jenson is not the trustee. Mr. Jenson disclaims beneficial ownership with regard to these shares.
(12)	Messrs. Wray, Torres and Mme. Georges are included within these totals.

DIRECTORS AND EXECUTIVE OFFICERS

For information regarding the directors and executive officers of DigitalGlobe, as well as the committees of the board of directors of DigitalGlobe, see the sections entitled “Proposal 1 – Election of Directors”, “Our Board Members” and “Executive Leadership Team” in DigitalGlobe’s Definitive Proxy Statement on Form 14A for its 2017 annual meeting of shareholders.

As of the date of this Management Information Circular, other than as described below, DigitalGlobe is not aware of any matters that are required to be disclosed pursuant to Section 10.2 of Form 51-102F2 – Annual Information Form or changes to the information with respect to its directors and executive officers contained in DigitalGlobe’s Definitive Proxy Statement on Form 14A for its 2017 annual meeting of shareholders.

Mr. Cyprus was the Vice President, Controller and Chief Accounting Officer of General Motors Company from December 2006 through July 2013. In June 2009, General Motors Company filed for Chapter 11 bankruptcy protection under the U.S. Bankruptcy Code in connection with a restructuring of the company’s debt.

Mr. Cyprus joined the board of directors of the Reader’s Digest Association, Inc. in August 2011. In February 2013, RDA Holding Co., the parent of the Reader’s Digest Association, Inc., and the Reader’s Digest Association, Inc. filed for Chapter 11 bankruptcy protection under the U.S. Bankruptcy Code in connection with a restructuring of the company’s debt. Today, the Reader’s Digest Association, Inc. operates under the name Trusted Media Brands, Inc., where Mr. Cyprus still sits on the board of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no outstanding indebtedness of DigitalGlobe directors or executive officers to DigitalGlobe.

OUTSTANDING INDEBTEDNESS

For information regarding DigitalGlobe’s outstanding indebtedness, see Note 6 of Notes to the Consolidated Financial Statements in DigitalGlobe’s audited consolidated financial statements for the year ended December 31, 2016 attached as Schedule A to this Appendix F and Note 6 of Notes to the DigitalGlobe’s Unaudited Consolidated Financial Statements for the quarter ended March 31, 2017 attached as Schedule B to this Appendix F.

EXECUTIVE COMPENSATION

For information regarding DigitalGlobe’s executive compensation, see the sections entitled “2016 Director Compensation”, “Compensation Discussion & Analysis” and “Compensation Tables” in DigitalGlobe’s Definitive Proxy Statement on Form 14A for its 2017 annual meeting of shareholders.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee

For information regarding DigitalGlobe’s audit committee, see the section entitled “Audit Related Matters” in DigitalGlobe’s Definitive Proxy Statement on Form 14A for its 2017 annual meeting of shareholders and Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure and Item 9A Controls and Procedures in DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2016. The charter of the Audit Committee is attached as Schedule C to this Appendix G.

Corporate Governance

For information regarding DigitalGlobe’s corporate governance, see sections entitled “Corporate Governance”, “Director Compensation”, “Compensation Discussion & Analysis” and “Compensation Tables” in DigitalGlobe’s Definitive Proxy Statement on Form 14A for its 2017 annual meeting of shareholders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time, DigitalGlobe is a party to various litigation matters incidental to the conduct of DigitalGlobe’s business. DigitalGlobe is not presently party to any legal proceedings the resolution of which, DigitalGlobe believes, would have a material adverse effect on DigitalGlobe’s business, operating results, financial condition or cash flows.

For information about lawsuits filed by alleged DigitalGlobe Shareowners relating to the Merger, see the section entitled “Merger – Litigation Relating to the Merger” in the Management Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

You should be aware that aside from their interests as DigitalGlobe Shareowners, DigitalGlobe’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of DigitalGlobe Shareowners generally. Members of the DigitalGlobe Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to DigitalGlobe Shareowners that the Merger Agreement be adopted. These interests are described below, and certain of them are quantified in the narrative and the tables below.

Treatment of DigitalGlobe Equity Awards

Under the Merger Agreement, the equity awards held by DigitalGlobe’s directors and executive officers as of the Effective Time will be treated as follows:

Options. At the Effective Time, each option to purchase DigitalGlobe Common Stock that has been granted or assumed by DigitalGlobe and is outstanding and unexercised immediately prior to the Effective Time (a “DigitalGlobe Option”), whether vested or unvested, will be cancelled in exchange for the right to receive a combination of cash and a number of MDA Common Shares (the “Option Consideration”), as described below. Each DigitalGlobe Option currently outstanding is fully vested.

The cash component of the Option Consideration for a DigitalGlobe option will equal the positive difference, if any, between (a) the product of (i) the Cash Consideration (US$17.50) and (ii) the number of shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time less (b) the Total Cash Exercise Price.

The MDA share component of the Option Consideration for a DigitalGlobe option will be a number of MDA Common Shares equal to (a) the positive difference, if any, between (i) the product of (A) the Parent Share Consideration Value and (B) the number of shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time less (ii) the aggregate exercise price of the shares of DigitalGlobe Common Stock subject to the DigitalGlobe Option immediately prior to the Effective Time reduced by the Total Cash Exercise Price, divided by (b) the Parent Closing Stock Value. Any fractional share interest will be settled in cash in accordance with the Merger Agreement.

MDA will pay, or will cause the surviving company to pay, on the effective date of the Merger, the Option Consideration for a DigitalGlobe Option cancelled pursuant to the Merger Agreement. Such payments will be subject to all applicable tax withholdings and deductions. If the Option Consideration for a particular DigitalGlobe Option is zero or a negative number, such option will be cancelled without payment.

Performance-Based RSUs and Vested RSUs. At the Effective Time, each outstanding restricted stock unit granted by DigitalGlobe and denominated in shares of DigitalGlobe Common Stock (a “DigitalGlobe RSU”) that is subject to unsatisfied performance conditions for a performance period that includes the date of the closing of the Merger (a “DigitalGlobe Performance-Based RSU”), whether vested or unvested, and each DigitalGlobe RSU that is not a DigitalGlobe Performance-Based RSU and that is vested immediately prior to the Effective Time, after giving effect to any accelerated vesting in connection with the Merger (a “DigitalGlobe Vested RSU”), will be cancelled in exchange for the right to receive (a) a cash payment equal to the product of (i) the Cash Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such RSU, and (b) a number of MDA Common Shares equal to the product of (i) the Stock Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such RSU. There are currently no outstanding vested and previously unsettled DigitalGlobe Performance-Based RSUs. Any fractional share interest will be settled in cash in accordance with the Merger Agreement. MDA will pay, or will cause the surviving company to pay, such consideration on the effective date of the Merger. Such payments will be subject to all applicable tax withholdings and deductions.

The number of shares of DigitalGlobe Common Stock subject to a DigitalGlobe Performance-Based RSU that, at the Effective Time, remains subject to one or more unsatisfied performance conditions for a performance period that includes the date on which the Effective Time occurs will be determined as though such performance conditions were satisfied at the applicable “target” level, except as to any such performance condition based on a relative total stockholder return measure. The number of shares of DigitalGlobe Common Stock subject to a DigitalGlobe Performance-Based RSU that, at the Effective Time, remains subject to an unsatisfied performance condition based on a relative total stockholder return measure for a performance period that includes the date on which the Effective Time occurs will be determined as though the applicable performance period ended with the trading day immediately preceding the date on which the Effective Time occurs and using an average of the closing prices for a share of DigitalGlobe Common Stock for the period of five trading days immediately preceding the date on which the Effective Time occurs as the value of the DigitalGlobe Common Stock at the end of such performance period for the purposes of such performance determination.

Unvested Time-Based RSUs. At the Effective Time, each outstanding DigitalGlobe RSU that is not a DigitalGlobe Performance-Based RSU and that is not, immediately prior to the Effective Time and after giving effect to any accelerated vesting in connection with the transaction contemplated by the Merger Agreement, vested (a “DigitalGlobe Unvested Time-Based RSU”), will be assumed by MDA. Each DigitalGlobe Unvested Time-Based RSU that is assumed by MDA is referred to as a “Converted RSU.” Each Converted RSU will represent the right to receive (a) an amount in cash equal to the product of (i) the Cash Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU (the “Converted RSU Cash Consideration”), and (b) a number of MDA Common Shares equal to the product of (i) the Stock Consideration and (ii) the total number of shares of DigitalGlobe Common Stock subject to such DigitalGlobe RSU (the “Converted RSU Stock Consideration”). Each Converted RSU will be subject to substantially the same terms and conditions as were applicable to such DigitalGlobe RSU immediately before the Effective Time, except that the Converted RSU will be deemed fully vested upon the Effective Time as to the Converted RSU Cash Consideration. MDA will pay, or will cause the surviving company to pay, the Converted RSU Cash Consideration on the effective date of the Merger. Such payments will be subject to all applicable tax withholdings and deductions.

Accelerated Vesting. Pursuant to Jeffrey R. Tarr’s employment agreement, and pursuant to the terms and conditions of other equity awards granted to DigitalGlobe’s executive officers and the terms of their respective severance protection agreements entered into with DigitalGlobe, the Converted RSUs held by the executive officers following the Effective Time may, to the extent that they do not vest at the Effective Time as described above, accelerate in full upon a qualifying termination of the executive’s employment following the Merger. In addition, the Converted RSUs held by one non-employee director, Dr. Mason, will vest if Dr. Mason is asked to resign as a director in connection with the Merger and he does not continue as a director of MDA.

Quantification of Payments

Assuming that the Merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s non-employee directors as a group for their DigitalGlobe equity awards is as follows: (a) with respect to DigitalGlobe options, $334,096 in cash and 5,979 MDA Common Shares, (b) with respect to DigitalGlobe Vested RSUs, $2,195,795 in cash and 39,298 MDA Common Shares, and (c) with respect to DigitalGlobe Unvested Time-Based RSUs, $111,458 in cash and 1,995 MDA Common Shares, which MDA Common Shares will remain subject to continued time-based vesting requirements. DigitalGlobe’s non-employee directors do not hold any DigitalGlobe Performance-Based RSUs. The only DigitalGlobe non-employee director who holds DigitalGlobe Unvested Time-Based RSUs is, as discussed below, Dr. Mason.

Assuming that the Merger was completed on May 25, 2017, the estimated aggregate amount that would be payable to DigitalGlobe’s executive officers as a group for their DigitalGlobe equity awards is as follows: (a) with respect to DigitalGlobe Options, $4,356,957 in cash and 77,977 MDA Common Shares, (b) with respect to DigitalGlobe Performance-Based RSUs, $13,427,840 in cash and 240,320 MDA Common Shares, and (c) with respect to DigitalGlobe Unvested Time-Based RSUs, $6,663,755 in cash and 119,262 MDA Common Shares, which MDA Common Shares will remain subject to continued time-based vesting requirements. DigitalGlobe’s executive officers do not currently hold any DigitalGlobe Vested RSUs that have not previously been settled.

The total number of MDA Common Shares payable to DigitalGlobe’s executive officers as a group and non-employee directors as a group with respect to their DigitalGlobe equity awards is (including any shares that will remain subject to continued time-based vesting requirements) 437,559 and 47,272, respectively, which have a value (assuming that the value of an MDA Common Share is $46.54 for this purpose, which was the closing sale price of MDA Common Shares on the TSX on May 25, 2017, converted from Canadian dollars to U.S. dollars using an assumed exchange rate of 1 Canadian dollar to 0.74 U.S. dollars, and rounding to the nearest whole cent) of $20,363,996 and $2,200,039, respectively, and represent approximately 1.20% and 0.13%, respectively, of MDA Common Shares currently outstanding.

For purposes of this “Quantification of Payments” disclosure, it is assumed that DigitalGlobe Performance-Based RSUs that, at the Effective Time, remain subject to an unsatisfied performance condition based on a relative total stockholder return measure (“Relative TSR Performance-Based RSUs”) will vest at the following performance level: 87% of the “target” level for the awards granted in 2015, 200% of the “target” level (maximum performance) for the awards granted in 2016, and 141% of the “target” level for the awards granted in 2017.

Employment and Severance Protection Agreements with Executive Officers; Equity Award Agreements for Directors and Executive Officers

Chief Executive Officer Employment Agreement

DigitalGlobe entered into an employment agreement with Jeffrey R. Tarr, its President and Chief Executive Officer, on July 23, 2014 (the “CEO Employment Agreement”), which provides for a base salary, target annual incentive compensation, health and welfare benefits, and severance benefits in the event Mr. Tarr experiences a qualifying termination of employment, either outside a change in control or in connection with a change in control. The CEO Employment Agreement has an initial term of 36 months and automatically renews annually thereafter for an additional year unless either party has given 180 days’ prior written notice of non-renewal. In the event of a change in control, the term will be extended for two years following the change in control. In all cases, the term is subject to earlier termination pursuant to the terms of the CEO Employment Agreement. The Merger will constitute a “change in control” under the CEO Employment Agreement.

Under the CEO Employment Agreement, if Mr. Tarr’s employment is terminated by DigitalGlobe without “cause” or by non-renewal of the term of the CEO Employment Agreement (in either case, except on account of death or disability), or Mr. Tarr resigns for “good reason” (as such terms are defined in the CEO Employment Agreement), in each case, within six months prior to, upon, or within two years following a change in control (the “Change in Control Period”), Mr. Tarr will be entitled to a lump sum severance payment equal to (a) two times the sum of (i) his highest annual rate of base salary in effect at any time in the two years prior to the date of termination, and (ii) Mr. Tarr’s target annual bonus amount for the year of termination; plus (b) a prorated portion of his target bonus for the year in which the termination occurs, with the pro-ration based on the number of whole months during such calendar year he was employed by the Company; plus (c) an amount equal to the estimated monthly cost for Mr. Tarr to continue medical coverage for himself and his eligible dependents under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for one month multiplied by 24. In addition, in connection with such a termination of employment, Mr. Tarr will also be entitled to accelerated vesting of his equity awards granted prior to the change in control period, to the extent the equity awards are outstanding and unvested on the date Mr. Tarr’s employment terminates. The severance benefits provided under the CEO Employment Agreement are scheduled to be paid on the 60th day following termination of employment and conditioned upon Mr. Tarr’s execution of a release of claims and his compliance with a proprietary information, invention and non-competition agreement, which includes a one-year non-competition provision and a one-year non-solicitation of DigitalGlobe’s customers or prospective customers provision.

“Good reason” is defined under the CEO Employment Agreement to include, in general, the occurrence, without Mr. Tarr’s consent, of any of the following: (a) a material reduction or change in Mr. Tarr’s title or job duties, responsibilities and requirements inconsistent with Mr. Tarr’s position with DigitalGlobe and Mr. Tarr’s prior duties, responsibilities and requirements, including in connection with any assignment of the CEO Employment Agreement to another entity; (b) following a change in control, a material reduction or change in the authority, duties or responsibilities of the supervisor to whom Mr. Tarr is required to report, including a requirement that Mr. Tarr report to a corporate officer or employee instead of reporting directly to the board of directors of the ultimate parent entity; (c) any reduction of Mr. Tarr’s then in effect base salary or target bonus level; (d) the requirement to relocate to a facility or location more than 50 miles from DigitalGlobe’s current corporate headquarters; or (e) any material breach of the CEO Employment Agreement by DigitalGlobe; in each case subject to certain notice and cure provisions set forth in the CEO Employment Agreement. It is expected that, following the Effective Time, “good reason” will exist under the CEO Employment Agreement.

Pursuant to the CEO Employment Agreement, if the aggregate payments and benefits provided to Mr. Tarr in connection with the Merger, whether under the CEO Employment Agreement or otherwise, constitute “excess parachute payments” under Section 280G of the Code that would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (a) delivered in full or (b) delivered to such lesser amount that would result in no portion of the amounts payable to Mr. Tarr being subject to such excise tax, whichever results in the receipt by Mr. Tarr on an after-tax basis of the greatest amount. The CEO Employment Agreement does not provide for a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code.

Severance Protection Agreements with Executive Officers

DigitalGlobe entered into a Severance Protection Agreement with each of Gary W. Ferrera, Timothy M. Hascall, Walter S. Scott, Stephanie Georges, Daniel L. Jablonsky and Grover N. Wray, dated as of January 7, 2015, April 13, 2015, April 13, 2015, December 21, 2016, December 19, 2016 and December 19, 2016, respectively (collectively referred to as the “Severance Agreements”).

Each Severance Agreement has a two-year term with automatic one-year extensions unless earlier terminated in accordance with the Severance Agreement. In the event of a change in control, the term will be extended for two years following the change in control. The Merger will constitute a “change in control” under each Severance Agreement.

Pursuant to each Severance Agreement, if the executive’s employment is terminated by DigitalGlobe without “cause” (other than for death or disability) or by the executive for “good reason” (as such terms are defined in the applicable Severance Agreement), in each case on or after a change in control, the executive will be entitled to a lump sum severance payment equal to two times (one and one-half times under the Severance Agreements with each of Messrs. Jablonsky and Wray and Ms. Georges) the sum of (a) the executive’s highest annual rate of base salary from DigitalGlobe in effect at any time in the preceding 12 months, plus (b) the executive’s target cash bonus amount for the year in which the change in control occurs. In addition, in the event the executive is entitled to such severance benefit, DigitalGlobe will pay or reimburse the cost for the executive and the executive’s eligible dependents to continue medical coverage under COBRA for up to 12 months following the termination of the executive’s employment.

Each Severance Agreement also provides, as to any DigitalGlobe equity award that provides for accelerated vesting in the event the executive’s employment is terminated as described above, that such accelerated vesting protection shall apply for a period of 24 months following a change in control.

The severance benefits provided under each of the Severance Agreements are payable, with respect to the cash severance amounts, on the 60th day following termination of employment and, with respect to the payment or reimbursement of medical coverage, beginning on such 60th day, and in all cases, conditioned on the respective executive’s execution of a release of claims and the executive’s compliance with a proprietary information, invention and non-competition agreement, which includes a one-year non-competition provision and a one-year non-solicitation of DigitalGlobe’s customers or prospective customers provision.

“Good reason” is defined under the Severance Agreements to include, in general, the occurrence of any of the following: (a) a material reduction in the executive’s job duties, responsibilities and requirements inconsistent with the executive’s position with DigitalGlobe and the executive’s prior duties, responsibilities and requirements; (b) a material reduction of the executive’s base compensation; (c) the requirement to relocate to another company facility or location more than 50 miles from DigitalGlobe’s headquarters location or (d) only in the case of Mr. Ferrera, any material breach of his Severance Agreement by the Company; in each case subject to certain notice and cure provisions set forth in the Severance Agreement.

Pursuant to each of the Severance Agreements, if the aggregate payments and benefits provided to the executive in connection with the Merger, whether under the Severance Agreement or otherwise, constitute “excess parachute payments” under Section 280G of the Code that would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (a) delivered in full or (b) delivered to such lesser amount that would result in no portion of the amounts payable to the executive being subject to such excise tax, whichever results in the receipt by the executive on an after-tax basis of the greatest amount. None of the Severance Agreements provide for a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code.

Equity Award Agreements for Directors and Executive Officers

Pursuant to the award agreement for each DigitalGlobe Unvested Time-Based RSU granted to DigitalGlobe’s executive officers and the executive officer’s Severance Agreement (or, in the case of Mr. Tarr, his CEO Employment Agreement), if the executive’s employment is terminated without “cause” or by the executive for “good reason” (as these terms are defined in the executive’s Severance Agreement, or in the case of Mr. Tarr, in his CEO Employment Agreement), within 24 months following a change in control, the award will fully vest upon such termination of the executive’s employment subject to the executive’s execution of a release claims. The Merger will constitute a “change in control” under these award agreements and these severance protections will apply to the portions of the unvested time-based RSUs held by DigitalGlobe’s executive officers that do not accelerate and become vested upon the Effective Time.

In accordance with DigitalGlobe’s director compensation policy, the DigitalGlobe RSU awards granted to DigitalGlobe’s non-employee directors are vested at grant but payment may be deferred past the grant date of the award. These RSUs, to the extent that they remain outstanding and unpaid at the Effective Time, are included in the DigitalGlobe Vested RSUs and will be cancelled and paid at the Effective Time as discussed above. Dr. Mason was granted DigitalGlobe RSUs in October 2015 in connection with his joining the DigitalGlobe Board, and the units subject to this award are scheduled to vest in annual installments over four years following the grant of the award. This initial award grant for Dr. Mason is currently outstanding and unvested as to 6,369 shares of DigitalGlobe Common Stock and, to the extent it remains outstanding and unvested at the Effective Time, will be treated as a DigitalGlobe Unvested Time-Based RSU award with respect to its treatment at the Effective Time, as described above. The Converted RSU award for Dr. Mason will vest if he is asked to resign as a director in connection with the Merger and he does not continue as a director of MDA.

Quantification of Payments

Assuming that the Merger was completed on May 25, 2017 and that each of DigitalGlobe’s executive officers experienced a termination of employment on that date in circumstances entitling the executive officer to severance benefits under the executive’s employment or severance agreement with DigitalGlobe, the estimated aggregate severance benefits payable to the executive officers as a group would be approximately $10,473,000, not including the value of accelerated equity awards which is disclosed in the section above or the accelerated MDA Common Shares received for Converted RSUs. In addition, in such circumstances, the approximate 119,262 MDA Common Shares that, in the aggregate, would constitute the Converted RSU Stock Consideration for the DigitalGlobe Unvested Time-Based RSUs held by DigitalGlobe’s executive officers would vest in connection with such terminations of employment. If Dr. Mason is asked to resign as a director in connection with the Merger and he does not continue as a director of MDA, the 1,995 MDA Common Shares that would constitute the Converted RSU Stock Consideration for his DigitalGlobe Unvested Time-Based RSUs would vest.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, DigitalGlobe’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the Effective Time under directors’ and officers’ liability insurance policies from the surviving corporation. The indemnification and insurance coverage is further described in the Management Information Circular in the section entitled “The Merger Agreement – Indemnification and Insurance”.

In addition, the Merger Agreement provides that in the event any excise tax is payable by any of DigitalGlobe’s directors and executive officers pursuant to Section 4985, which applies if DigitalGlobe is treated as an expatriated entity for U.S. federal income tax purposes under Section 7874, MDA will, or will cause the surviving corporation to, pay to each such individual an amount equal to the sum of the excise tax payable by such individual pursuant to Section 4985, plus the amount necessary to put the individual in the same after-tax position that such individual would have been in if such individual had not incurred such excise tax. It is currently expected that DigitalGlobe will not be treated as an expatriated entity for U.S. federal income tax purposes under Section 7874 as a result of the Merger. However, there can be no assurance that the IRS will agree with the position that DigitalGlobe is not an expatriated entity under Section 7874. The rules under the U.S. Treasury Regulations governing the application of Section 7874 are new and complex and there is limited guidance regarding the application of these rules. In addition, changes in facts or law might cause DigitalGlobe to be treated as an expatriated entity under Section 7874. New statutory or regulatory provisions, or other guidance under Section 7874 could be enacted or promulgated that could impact the determination of whether DigitalGlobe is an expatriated entity under Section 7874 of the Code, all of which could have retroactive application.

Board of Directors of MDA after the Merger

Pursuant to the Merger Agreement, at the Effective Time, the MDA Board is required to appoint three individuals (each a “DigitalGlobe Designee”) as mutually agreed upon in good faith by MDA and DigitalGlobe (each of whom must have been serving as a director of DigitalGlobe as of February 24, 2017) and reasonably approved by the Governance and Nominating Committee of the MDA Board to serve on the MDA Board. Additionally, at least one of the DigitalGlobe Designees will be appointed to each of the MDA Board’s Audit Committee, Human Resources and Management Compensation Committee and Governance and Nominating Committee. MDA and DigitalGlobe have agreed that, subject to the approval of the Governance and Nominating Committee of MDA, General Howell M. Estes, III, Dr. L. Roger Mason, Jr. and Nick S. Cyprus will be appointed to serve as MDA directors upon consummation of the Merger. In addition, it is expected that, as of the Effective Time, General Estes will be appointed as a member of MDA’s Human Resources and Management Compensation Committee, Mr. Mason will be appointed as a member of MDA’s Governance and Nominating Committee and Mr. Cyprus will be appointed as a member of MDA’s Audit Committee.

In lieu of appointing the DigitalGlobe Designees to the MDA Board at the Effective Time, MDA has nominated such individuals for election at the MDA Meeting to the MDA Board at the Effective Time. For further information see “General Information for the Meeting – DigitalGlobe Nominees Proposal”.

Furthermore, at the Effective Time, and subject to certain qualifications, MDA is required to cause Holdings to appoint two individuals who are DigitalGlobe Designees as mutually agreed upon by MDA and DigitalGlobe and reasonably approved by the Governance and Nominating Committee of the MDA Board to serve on the Holdings board of directors (the appointment of each being subject to approval by DSS).

Quantification of Payments and Benefits to DigitalGlobe’s Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the amount of payments and benefits that each of DigitalGlobe’s named executive officers may receive in connection with the Merger, assuming that the Merger was consummated on May 25, 2017 and such named executive officer experienced a termination of employment on that date under circumstances entitling the executive officer to severance benefits under the executive’s employment or severance agreement with DigitalGlobe. The amounts below are determined using an assumed price per share of DigitalGlobe Common Stock of $31.63, which is the average of the closing prices for a share of DigitalGlobe Common Stock for the first five trading days following the public announcement of the Merger. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Named Executive Officer	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits (3)	Tax Reimbursement (4)	Total (5)
Jeffrey R. Tarr	$3,445,000	$13,094,058	$36,096	—	$16,575,154

Gary W. Ferrera	$1,581,000	$5,162,861	$18,048	—	$6,761,909

Walter S. Scott	$1,377,000	$3,943,997	$19,320	—	$5,340,317

Timothy M. Hascall	$1,394,000	$4,635,510	$18,048	—	$6,047,558

Daniel L. Jablonsky	$960,000	$3,773,061	$19,320	—	$4,752,381

(1)	Cash. The estimated amount listed in this column for Mr. Tarr represents the aggregate value of cash severance that he would be entitled to receive from DigitalGlobe under the CEO Employment Agreement upon a “double trigger” qualifying termination, where the executive’s employment is terminated without “cause,” or by non-renewal of the CEO Employment Agreement, or by the executive for “good reason,” in each case, within six months prior to, upon, or within two years following a change in control. The estimated amounts listed in this column for Messrs. Ferrera, Scott, Hascall and Jablonsky represent the aggregate value of cash severance that each such executive would be entitled to receive from DigitalGlobe under their respective Severance Agreements upon a “double trigger” qualifying termination, where the executive’s employment is terminated without “cause” or by the executive for “good reason” (as the terms are defined in the Severance Agreements) on or after a change in control.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column.

Named Executive Officer	Base Salary Component of Severance ($)	Annual Bonus Component of Severance ($)	Additional Prorated Bonus Component of Severance ($)
Jeffrey R. Tarr	$1,590,000	$1,590,000	$265,000

Gary W. Ferrera	$930,000	$651,000	—

Walter S. Scott	$810,000	$567,000	—

Timothy M. Hascall	$820,000	$574,000	—

Daniel L. Jablonsky	$600,000	$360,000	—

(2)	Equity. Pursuant to the terms of the Merger Agreement, each of the named executive officer’s DigitalGlobe options, and DigitalGlobe Performance-Based RSUs outstanding immediately prior to the Effective Time will “single-trigger” vest (if not already vested) and will be settled in accordance with the Merger Agreement, and the Converted RSU Cash Consideration for each of the named executive officer’s DigitalGlobe Unvested Time-Based RSUs will “single-trigger” vest and will be settled in accordance with the Merger Agreement.

Pursuant to the terms of the Merger Agreement, the executive’s employment or severance protection agreement with DigitalGlobe and the terms and conditions of the applicable award, the MDA Common Shares that constitute the Stock Consideration for the named executive officer’s unvested time-based RSUs will immediately vest upon a “double trigger” qualifying termination, where the executive’s employment is terminated without “cause” or by the executive for “good reason,” in each case, within 24 months following a change in control.

For purposes of this note and the table above, the value of the DigitalGlobe equity awards is calculated as the assumed value of a share of DigitalGlobe Common Stock ($31.63) multiplied by the number of shares of DigitalGlobe Common Stock subject to the award. For this purpose, the number of shares of DigitalGlobe Common Stock subject to each DigitalGlobe Performance-Based RSU is assumed to be at the applicable “target” level, except as to any such performance condition based on a relative total stockholder return measure. The number of shares of DigitalGlobe Common Stock subject to a DigitalGlobe Performance-Based RSU that remains subject to an unsatisfied performance condition based on a relative total stockholder return measure is assumed for this purpose to be at the following performance level: 87% of the “target” level for the awards granted in 2015, 200% of the “target” level (maximum performance) for the awards granted in 2016, and 141% of the “target” level for the awards granted in 2017.

The following table illustrates the allocation of the aggregate total reported in the column for each named executive officer’s (i) DigitalGlobe Performance-Based RSUs, and (ii) DigitalGlobe Unvested Time-Based RSUs. The value of each named executive officer’s DigitalGlobe Unvested Time-Based RSUs is presented in two columns as follows: (a) a portion of such value corresponding to the Cash Consideration, which is a fixed value of US$17.50 per share subject to the award, as this portion of such value will vest and be settled at the Effective Time; and (b) the remaining portion of such value which reflects the Converted RSU Stock Consideration component would vest on a “double trigger” basis if the executive’s employment is terminated in the circumstances described above (which, for purposes of this table and for each share subject to the award, is calculated as the assumed value of a share of DigitalGlobe Common Stock ($31.63) less the fixed Cash Consideration of US$17.50).

Named Executive Officer	Aggregate Value of Accelerated Performance- Based RSUs ($)	Aggregate Value of Accelerated Cash Component of Unvested Time-Based RSUs ($)	Aggregate Value of Accelerated Stock Component of Unvested Time- Based RSUs ($)
Jeffrey R. Tarr	$8,886,034	$2,328,183	$1,879,841

Gary W. Ferrera	$3,227,112	$1,043,333	$842,416

Walter S. Scott	$2,680,790	$698,898	$564,309

Timothy M. Hascall	$3,093,864	$852,950	$688,696

Daniel L. Jablonsky	$2,578,649	$660,835	$533,577

This table does not reflect the value of each named executive officer’s DigitalGlobe Options that have vested as of May 25, 2017. The value, calculated as set forth above, of each named executive officer’s DigitalGlobe Options that were vested as of that date is calculated as the difference between the assumed value of a share of DigitalGlobe Common Stock ($31.63) less the per share exercise price of the option, multiplied by the number of shares of DigitalGlobe Common Stock subject to the option. The resulting values for each named executive officer are as follows: $3,940,612 for Mr. Tarr, $0 for Mr. Ferrera, $2,203,816 for Mr. Scott, $917,114 for Mr. Hascall and $420,931 for Mr. Jablonsky. As of May 25, 2017, the named executive officers held no unvested DigitalGlobe Options, nor did they hold any vested DigitalGlobe RSUs that had not previously been settled.

(3)	Perquisites/Benefits. This column includes, for each named executive officer, the estimated monthly cost for the executive to continue medical coverage for the executive and the executive’s eligible dependents under COBRA for one month multiplied by a factor of 24 for Mr. Tarr and a factor of 12 for each other named executive officer.

(4)	Tax Reimbursements. DigitalGlobe has no obligation to any named executive officer to pay a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code. The named executive officers have a right to tax gross-up payments in the event any excise tax is payable by any named executive officer pursuant to Section 4985, which applies if DigitalGlobe is treated as an expatriated entity for U.S. federal income tax purposes under Section 7874. It is estimated that the named executive officers would not be entitled to any such gross-up payment for any taxes due as a result of Section 4985 because it is currently expected that DigitalGlobe will not be treated as an expatriated entity for U.S. federal income tax purposes under Section 7874 as a result of the Merger. However, there can be no assurance that the IRS will agree with the position that DigitalGlobe is not an expatriated entity under Section 7874. The rules under the U.S. Treasury Regulations governing the application of Section 7874 are new and complex and there is limited guidance regarding the application of these rules. In addition, changes in facts or law might cause DigitalGlobe to be treated as an expatriated entity under Section 7874. New statutory or regulatory provisions, or other guidance under Section 7874 could be enacted or promulgated that could impact the determination of whether DigitalGlobe is an expatriated entity under Section 7874 of the Code, all of which could have retroactive application.

(5)	For purposes of this table, it is assumed that the compensation and benefits for each of the named executive officers will not be reduced in order to avoid any excise taxes under Sections 280G and 4999 of the Code. DigitalGlobe has no obligation to any named executive officer to pay a “gross-up” of any excise taxes under Sections 280G and 4999 of the Code.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of DigitalGlobe are PricewaterhouseCoopers LLP, 1900 16th Street (Suite 1600), Denver, Colorado, 80202. The transfer agent and registrar for DigitalGlobe Common Stock and DigitalGlobe Preferred Stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York, 11219.

MATERIAL CONTRACTS

In addition to the Merger Agreement, the following is a list of material contracts which DigitalGlobe has entered into since January 1, 2016 or that DigitalGlobe has entered into before January 1, 2016 and that are still in effect:

•	Indenture, dated as of January 31, 2013, among DigitalGlobe, Inc., certain subsidiaries of DigitalGlobe, Inc., as guarantors thereto, and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to Form 8-K of DigitalGlobe on January 31, 2013).

•	Supplemental Indenture, dated as at December 19, 2016, between DigitalGlobe and U.S. Bank National Association, a trustee (filed as Exhibit 4.1 to Form 8-K of DigitalGlobe on December 23, 2016).

•	EnhancedView Imagery Acquisition Contract #HM021010C0002, dated August 6, 2010, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q/A of DigitalGlobe on May 24, 2011).

•	Amendment to EnhancedView Imagery Acquisition Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated July 25, 2011 (filed as Exhibit 10.1 to Form 10-Q/A of DigitalGlobe on February 24, 2012).

•	Amendment to EnhancedView Imagery Acquisition Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated October 31, 2011 (filed as Exhibit 10.4 to Form 10-K of DigitalGlobe on February 29, 2012).

•	Amendment to EnhancedView Imagery Acquisition Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated February 15, 2012 (filed as Exhibit 10.46 to Form 10-Q of DigitalGlobe on May 1, 2012).

•	Modification P00024 to Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated as of July 24, 2012 (filed as Exhibit 10.52 to Form 10-Q of DigitalGlobe on October 31, 2012).

•	Modification P00032 to Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated as of December 26, 2012 (filed as Exhibit 10.53 to Form 10-K of DigitalGlobe on February 26, 2013).

•	Modifications Nos. P00033 and P00034 to Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.56 to Form 10-Q of DigitalGlobe on May 7, 2013).

•	Modification Nos. P00035-38 to Contract #HM021010C002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.60 to Form 10-Q of DigitalGlobe on August 6, 2013).

•	EnhancedView Imagery Acquisition Contract #HM021013CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated September 1, 2013 and Modification P00001 (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on October 31, 2013).

•	Modification P00002 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.10 to Form 10-K of DigitalGlobe on February 26, 2014).

•	Modification P00003 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.11 to Form 10-K of DigitalGlobe on February 26, 2014).

•	Modification P00004 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on May 1, 2014).

•	Modification P00005 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on May 1, 2014).

•	Modification P00006 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on May 1, 2014).

•	Modification P0007 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10-Q of DigitalGlobe on May 1, 2014).

•	Modification P00008 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on July 31, 2014).

•	Modification P00009 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on July 31, 2014).

•	Modification P00010 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on July 31, 2014).

•	Modification P00011 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10-Q of DigitalGlobe on July 31, 2014).

•	Modification P00012 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on October 30, 2014).

•	Modification P00013 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.21 to Form 10-K of DigitalGlobe on February 26, 2015).

•	Modification P00014 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.22 to Form 10-K of DigitalGlobe on February 26, 2015).

•	Modification P00015 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.23 to Form 10-K of DigitalGlobe on February 26, 2015).

•	Modification P00016 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.24 to Form 10-K of DigitalGlobe on February 26, 2015).

•	Modification P00017 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on April 30, 2015).

•	Modification P00018 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on April 30, 2015).

•	Modification P00019 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on April 30, 2015).

•	Modification P00020 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on October 29, 2015).

•	Modification P00021 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.29 to Form 10-K of DigitalGlobe on February 25, 2016).

•	Modification P00022 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.30 to Form 10-K of DigitalGlobe on February 25, 2016).

•	Modification P00023 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.31 to Form 10-K of DigitalGlobe on February 25, 2016).

•	Modification P00024 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.32 to Form 10-K of DigitalGlobe on February 25, 2016).

•	Modification P00025 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on April 27, 2016).

•	Modification P00026 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on April 27, 2016).

•	Modification P00027 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on April 27, 2016).

•	Modification P00029 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10-Q of DigitalGlobe on April 27, 2016).

•	Modification P00030 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Modification P00031 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on October 25, 2016).

•	Modification P00032 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on October 25, 2016).

•	Modification P00033 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on October 25, 2016).

•	Modification P00034 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10-Q of DigitalGlobe on October 25, 2016).

•	Modification P00028 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.42 to Form 10-K of DigitalGlobe on February 27, 2017).

•	Modification P00035 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.43 to Form 10-K of DigitalGlobe on February 27, 2017).

•	Modification P00036 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.44 to Form 10-K of DigitalGlobe on February 27, 2017).

•	Form of Severance Protection Agreement with DigitalGlobe’s executive officers (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on July 30, 2015).

•	Employment Agreement by and between DigitalGlobe, Inc. and Jeffrey R. Tarr, effective as of July 23, 2014 (filed as Exhibit 10.1 to Form 8-K of DigitalGlobe on July 29, 2014).

•	Amended and Restated DigitalGlobe, Inc. 2007 Employee Stock Option Plan (filed as Exhibit 10.1 to Form 8-K of DigitalGlobe on May 26, 2016).

•	Form of Amendment to Executive Employment Agreement (filed as Exhibit 10.2 to Form 8-K of DigitalGlobe on October 29, 2010).

•	Form of Incentive Stock Option Award Agreement (filed as Exhibit 10.3 to Form 8-K of DigitalGlobe on March 12, 2012).

•	Form of Incentive Stock Option Award Agreement with double trigger acceleration (filed as Exhibit 10.4 to Form 8-K of DigitalGlobe on March 12, 2012).

•	Form of Nonqualified Stock Option Award Agreement (filed as Exhibit 10.5 to Form 8-K of DigitalGlobe on March 12, 2012).

•	Form of Nonqualified Stock Option Award Agreement with double trigger acceleration (filed as Exhibit 10.6 to Form 8-K of DigitalGlobe on March 12, 2012).

•	Severance Protection Agreement by and between Walter S. Scott and DigitalGlobe, Inc., effective as of April 13, 2015 (filed as Exhibit 10.1 to Form 10-Q of DigitalGlobe on July 30, 2015).

•	Severance Protection Agreement by and between Timothy M. Hascall and DigitalGlobe, Inc., effective as of April 13, 2015 (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on July 30, 2015).

•	Severance Protection Agreement by and between DigitalGlobe, Inc. and Gary W. Ferrera, effective as of January 7, 2015 (filed as Exhibit 10.5 to Form 10-Q of DigitalGlobe on April 30, 2015).

•	Form of Indemnification Agreements for Directors and Executive Officers (filed as Exhibit 10.1 to Form 8-K of DigitalGlobe on October 3, 2013).

•	Form of Restricted Share Unit Award Agreement (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on October 31, 2013).

•	Form of Performance Share Unit Award Agreement filed as Exhibit 10.4 to Form 10-Q of DigitalGlobe on October 31, 2013).

•	Deferred Compensation Plan, effective October 1, 2013 (filed as Exhibit 10.41 to Form 10-K of DigitalGlobe on February 26, 2014).

•	Form of Restricted Share Unit Award – 2014 (filed as Exhibit 10.2 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Form of Performance Share Unit Award – 2014 – TSR (filed as Exhibit 10.3 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Form of Performance Share Unit Award – 2014 – ROIC (filed as Exhibit 10.4 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Form of Performance Share Unit Award – 2015 – TSR (filed as Exhibit 10.5 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Form of Performance Share Unit Award – 2015 – ROIC (filed as Exhibit 10.6 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Form of Performance Share Unit Award – 2016 – TSR (filed as Exhibit 10.7 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Form of Performance Share Unit Award – 2016 – ABS (filed as Exhibit 10.8 to Form 10-Q of DigitalGlobe on July 28, 2016).

•	Credit and Guaranty Agreement, dated as of December 22, 2016, by and among DigitalGlobe, Inc., the guarantors party thereto, the lenders party thereto and Barclays Bank, PLC, as administrative agent and collateral agent (filed as Exhibit 10.1 to Form 8-K of DigitalGlobe on December 23, 2016).

Copies of each of the above-listed material contracts have been previously filed on DigitalGlobe’s profile on EDGAR at www.sec.gov.

RISK FACTORS

Details concerning risk factors in respect of DigitalGlobe, DigitalGlobe’s business, the Merger and other transactions contemplated by the Merger Agreement can be found in the section entitled “Risk Factors” in the Management Information Circular and in DigitalGlobe’s Form 10-K for the year ended December 31, 2016.

DIGITALGLOBE’S DOCUMENTS INCORPORATED BY REFERENCE

DigitalGlobe files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by DigitalGlobe at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, from commercial document retrieval services, and at the website maintained by the SEC at www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into the Management Information Circular.

You may also access the SEC filings and obtain other information about DigitalGlobe through the website maintained by DigitalGlobe at www.digitalglobe.com. The information contained in that website is not incorporated by reference in, or in any way part of, the Management Information Circular. You should not rely on such information in deciding whether to approve the Merger unless such information is in the Management Information Circular or has been incorporated by reference into the Management Information Circular.

Incorporation of Certain Documents by Reference

The information incorporated by reference is considered to be a part of the Management Information Circular, except for any information that is superseded by information that is included directly in the Management Information Circular or incorporated by reference subsequent to the date of the Management Information Circular. The Management Information Circular incorporates by reference the documents or sections of the documents listed below that DigitalGlobe has previously filed with the SEC. They contain important information about the companies and their financial condition. The following documents, which were filed by DigitalGlobe with the SEC, are incorporated by reference into the Management Information Circular (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules). For the purposes of the Management Information Circular, MDA has filed the following documents under its SEDAR profile at www.sedar.com as “Other Documents” (filed on the same date as the Management Information Circular was filed).

DigitalGlobe Filings with the SEC		Pages Incorporated by Reference	Period and/or Filing Date
The following sections of the Annual Report on Form 10-K:			Annual Report on Form 10-K for the year ended December 31, 2016, as filed February 27, 2017
•	Part I. Item 1A. Risk Factors	13-25
•	Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations	30-45
•	Part II. Item 7A. Quantitative and Qualitative Disclosures About Market Risk	46
•	Part II. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	78
•	Part II. Item 9.A. Controls and Procedures	78
The following sections of the Definitive Proxy Statement on Form DEF 14A:			Filed May 1, 2017

•	Proposal 1 – Election of Directors	3

•	Corporate Governance	7-18

•	Audit Related Matters	19-20

•	Compensation Discussion & Analysis	21-34

•	Compensation Tables	35-38

•	2016 Director Compensation	40-41

The following sections of the Quarterly Report on Form 10-Q:			Quarterly Report on Form 10-Q for the three months ended March 31, 2017, as filed on May 2, 2017
•	Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and results of Operations	16-25
•	Part I. Item 3. Quantitative and Qualitative Disclosures about Market Risk	25
•	Part I. Item 4. Controls and Procedures	25-26
•	Part II. Other Information	27

Current Report on Form 8-K			Filed January 23, 2017, February 24, 2017 and May 2, 2017 (other than the portions of such documents not deemed to be filed)

DigitalGlobe has supplied all information contained in or incorporated by reference into the Management Information Circular, including this Appendix G, relating to DigitalGlobe.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of the Management Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Management Information Circular.

You may also obtain copies of any document incorporated in the Management Information Circular, without charge, by requesting them in writing or by telephone from the appropriate company at the addresses below, or from the SEC through the SEC’s website at www.sec.gov. MDA Shareholders may request a copy of such documents by contacting:

DIGITALGLOBE, INC.

1300 W. 120th Avenue

Westminster, Colorado 80234

Attention: Investor Relations

Telephone: 1-303-684-4000

In addition, you may obtain copies of any document incorporated in the Management Information Circular, without charge, by visiting the website maintained by DigitalGlobe at www.digitalglobe.com.

If you would like to request documents, please do so by July 20, 2017 to receive them before the MDA Meeting. If you request any incorporated documents from DigitalGlobe, DigitalGlobe will mail them to you by first class mail, or another equally prompt means, within one business day after DigitalGlobe receives your request.

DigitalGlobe has not authorized anyone to provide any information or make any representation about the Merger, the MDA Meeting or DigitalGlobe that is different from, or in addition to, that contained in the Management Information Circular or in any of the materials that DigitalGlobe has incorporated into the Management Information Circular by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in the Management Information Circular is accurate only as of the date of the Management Information Circular unless the information specifically indicates that another date applies, and neither the mailing of the Management Information Circular to shareholders nor the issuance of MDA Common Shares in the Merger should create any implication to the contrary.

SCHEDULE A

DIGITALGLOBE’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalGlobe, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of DigitalGlobe, Inc. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it presents deferred income taxes on the balance sheet and the classification of debt modification and extinguishment costs on its statement of cash flows in 2016.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-A-1

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded The Radiant Group, Inc. (“Radiant”) from its assessment of internal control over financial reporting as of December 31, 2016 because it was acquired by the Company in a purchase business combination during 2016. We have also excluded Radiant from our audit of internal control over financial reporting. Radiant is a wholly-owned subsidiary whose total assets and total revenues represent 1.2% and 1.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

February 27, 2017

F-A-2

DigitalGlobe, Inc.

Consolidated Statements of Operations

	For the year ended December 31,
(in millions, except per share amounts)	2016	2015	2014
Revenue	$725.4	$702.4	$654.6
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	164.4	144.9	162.3
Selling, general and administrative	185.1	207.0	219.6
Depreciation and amortization	267.2	280.7	239.7
Restructuring charges	6.6	9.0	1.1

Income from operations	102.1	60.8	31.9
Loss from early extinguishment of debt	(35.7)	—	—
Interest expense, net	(17.8)	(29.0)	(7.1)
Other income, net	0.1	1.6	0.6

Income before income taxes	48.7	33.4	25.4
Income tax expense	(18.3)	(9.2)	(6.9)
Equity in earnings from joint ventures, net of tax	(3.9)	(0.9)	—

Net income	26.5	23.3	18.5
Preferred stock dividends	(4.0)	(4.0)	(4.0)

Net income less preferred stock dividends	22.5	19.3	14.5
Income allocated to participating securities	(1.0)	(0.8)	(0.6)

Net income available to common stockholders	$21.5	$18.5	$13.9

Earnings per share:
Basic earnings per share	$0.34	$0.26	$0.19

Diluted earnings per share	$0.34	$0.26	$0.18

Weighted-average common shares outstanding:
Basic	63.1	71.0	74.9

Diluted	63.8	71.5	75.9

See accompanying notes to the Consolidated Financial Statements.

F-A-3

DigitalGlobe, Inc.

Consolidated Balance Sheets

	As of December 31,
(in millions, except par value)	2016	2015
ASSETS
Current Assets:
Cash and cash equivalents	$109.3	$126.1
Restricted cash	2.4	3.6
Accounts receivable, net of allowance for doubtful accounts of $1.6 and $2.8, respectively	114.6	90.8
Deferred contract costs	10.3	13.5
Prepaid and other current assets	23.8	17.4

Total current assets	260.4	251.4
Property and equipment, net of accumulated depreciation of $1,387.8 and $1,179.4, respectively (Note 4)	2,002.5	2,080.2
Goodwill (Note 5)	578.1	484.1
Intangible assets, net of accumulated amortization of $39.0 and $29.6, respectively	87.0	32.9
Long-term restricted cash	4.8	4.3
Long-term deferred contract costs	49.3	47.1
Other assets	27.8	13.2

Total assets	$3,009.9	$2,913.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15.0	$3.9
Current portion of long-term debt	47.2	5.5
Deferred revenue	86.3	80.3
Other accrued liabilities (Note 10)	70.7	64.4

Total current liabilities	219.2	154.1
Long-term debt, net of discount and debt issuance costs (Note 6)	1,242.1	1,104.4
Deferred revenue, non-current	216.9	284.0
Deferred income taxes, net, non-current (Note 11)	124.0	86.4
Other liabilities	34.8	36.2

Total liabilities	$1,837.0	$1,665.1

COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value, 0.08 shares authorized; 0.08 issued and outstanding at December 31, 2016 and 2015	—	—
Common stock; $0.001 par value; 250.0 shares authorized; 77.0 shares issued and 61.4 shares outstanding at December 31, 2016 and 76.6 shares issued and 67.4 shares outstanding at December 31, 2015	0.2	0.2
Treasury stock, at cost; 15.6 shares at December 31, 2016 and 9.2 shares at December 31, 2015	(342.0)	(225.8)
Additional paid-in capital	1,518.3	1,502.8
Accumulated deficit	(3.6)	(29.1)

Total stockholders’ equity	1,172.9	1,248.1

Total liabilities and stockholders’ equity	$3,009.9	$2,913.2

See accompanying notes to the Consolidated Financial Statements.

F-A-4

DigitalGlobe, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,
(in millions)	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26.5	$23.3	$18.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	267.2	280.7	239.7
Stock-based compensation expense, net of capitalized stock-based compensation expense	18.2	18.8	14.7
Amortization of aerial image library, deferred contract costs and lease incentive	18.5	17.8	18.1
Deferred income taxes	18.0	9.2	6.7
Excess tax benefit from share-based compensation	(1.3)	(1.0)	(3.0)
Loss from early extinguishment of debt	35.7	—	—
Amortization of debt issuance costs, accretion of debt discount, and other	11.2	5.8	1.8
Changes in working capital, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(4.8)	42.8	(14.7)
Deferred contract costs	(16.9)	(18.5)	(7.2)
Other current and non-current assets	(15.1)	3.2	2.0
Accounts payable	(2.5)	(3.7)	(23.1)
Accrued liabilities	8.7	13.1	4.2
Deferred revenue	(61.8)	(61.8)	(32.8)

Net cash flows provided by operating activities	301.6	329.7	224.9

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress additions	(191.7)	(160.9)	(222.2)
Property and equipment additions	(0.3)	(2.5)	(11.8)
Acquisition of businesses, net of cash acquired	(140.0)	—	(35.7)
Decrease (increase) in restricted cash	0.7	(1.6)	5.1
Investment in joint venture	(10.0)	(5.0)	—
Other	3.0	0.1	—

Net cash flows used in investing activities	(338.3)	(169.9)	(264.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	1,275.0	—	—
Cash received from revolving credit facility	110.0	—	—
Repayment of debt, revolving credit facility and capital lease obligations	(1,212.3)	(6.6)	(6.6)
Cash paid for debt issuance costs, original issue discount, modification and early extinguishment of long-term debt	(37.6)	(3.0)	—
Repurchase of common stock	(115.7)	(144.5)	(75.1)
Proceeds from exercise of stock options	3.2	5.6	11.1
Preferred stock dividend payment	(4.0)	(4.0)	(4.0)
Excess tax benefit from share-based compensation	1.3	1.0	3.0

Net cash flows provided by (used in) financing activities	19.9	(151.5)	(71.6)

Net (decrease) increase in cash and cash equivalents	(16.8)	8.3	(111.3)
Cash and cash equivalents, beginning of period	126.1	117.8	229.1

Cash and cash equivalents, end of period	$109.3	$126.1	$117.8

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized amounts of $55.6, $32.1 and $49.5, respectively	$14.0	$24.0	$—
Cash paid (refunded) for income taxes	0.1	(0.5)	(11.0)

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Changes to non-cash property, equipment and construction in progress accruals, including interest	$11.2	$(9.2)	$16.5
Additions to capital lease obligations	—	(6.9)	(3.1)
Non-cash preferred stock dividend accrual	(1.0)	(1.0)	(1.0)

See accompanying notes to the Consolidated Financial Statements.

F-A-5

DigitalGlobe, Inc.

Consolidated Statements of Stockholders’ Equity

							Total
					Additional		DigitalGlobe, Inc.		Total
	Common Stock		Treasury Stock		Paid-in	Accumulated	Stockholders’	Noncontrolling	Stockholders’
(in millions)	Shares	Amount	Shares	Amount	Capital	Deficit	Equity	Interest	Equity
Balance at December 31, 2013	75.5	$0.2	(0.2)	$(3.5)	$1,457.5	$(70.9)	$1,383.3	$—	$1,383.3
Stock issued upon exercise of stock options and stock grants	0.6	—	—	—	11.1	—	11.1	—	11.1
Surrender of common stock to cover employees’ minimum tax liability for vested awards	—	—	—	(1.5)	(2.5)	—	(4.0)	—	(4.0)
Repurchase of common stock	—	—	(2.7)	(75.1)	—	—	(75.1)	—	(75.1)
Stock-based compensation expense, net of forfeitures	—	—	—	—	18.9	—	18.9	—	18.9
Preferred stock dividends	—	—	—	—	(4.0)	—	(4.0)	—	(4.0)
Tax benefit associated with share-based awards	—	—	—	—	3.0	—	3.0	—	3.0
Noncontrolling interest	—	—	—	—	—	—	—	1.8	1.8
Net income	—	—	—	—	—	18.5	18.5	—	18.5

Balance at December 31, 2014	76.1	0.2	(2.9)	(80.1)	1,484.0	(52.4)	1,351.7	1.8	1,353.5
Stock issued upon exercise of stock options and stock grants	0.5	—	—	—	5.6	—	5.6	—	5.6
Surrender of common stock to cover employees’ minimum tax liability for vested awards	—	—	—	(1.2)	(2.9)	—	(4.1)	—	(4.1)
Repurchase of common stock	—	—	(6.3)	(144.5)	—	—	(144.5)	—	(144.5)
Stock-based compensation expense, net of forfeitures	—	—	—	—	19.6	—	19.6	—	19.6
Preferred stock dividends	—	—	—	—	(4.0)	—	(4.0)	—	(4.0)
Tax benefit associated with share-based awards	—	—	—	—	0.5	—	0.5	—	0.5
Noncontrolling interest	—	—	—	—	—	—	—	(1.8)	(1.8)
Net income	—	—	—	—	—	23.3	23.3	—	23.3

Balance at December 31, 2015	76.6	0.2	(9.2)	(225.8)	1,502.8	(29.1)	1,248.1	—	1,248.1
Stock issued upon exercise of stock options and stock grants	0.4	—	—	—	3.2	—	3.2	—	3.2
Surrender of common stock to cover employees’ minimum tax liability for vested awards	—	—	—	(0.5)	(1.9)	—	(2.4)	—	(2.4)
Repurchase of common stock	—	—	(6.4)	(115.7)	—	—	(115.7)	—	(115.7)
Stock-based compensation expense, net of forfeitures	—	—	—	—	19.1	—	19.1	—	19.1
Preferred stock dividends	—	—	—	—	(3.0)	(1.0)	(4.0)	—	(4.0)
Tax benefit associated with share-based awards	—	—	—	—	(1.9)	—	(1.9)	—	(1.9)
Net income	—	—	—	—	—	26.5	26.5	—	26.5

Balance at December 31, 2016	77.0	$0.2	(15.6)	$(342.0)	$1,518.3	$(3.6)	$1,172.9	$—	$1,172.9

See accompanying notes to the Consolidated Financial Statements

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NOTE 1.	General Information

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data and analysis. Sourced from its own advanced satellite constellation and third-party providers, DigitalGlobe’s imagery solutions and other services provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in the Company’s recently expanded Services business. Each day users depend on DigitalGlobe to better understand our changing planet in order to save lives, resources and time.

NOTE 2.	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of DigitalGlobe, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts were reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the reporting date, and amounts of revenue and expenses during the periods presented. Due to the inherent uncertainties in making estimates, actual results could differ from those estimates and such differences may be material to the Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and the collection of funds is reasonably assured. The Company records deferred revenue when it receives payments in advance of the delivery of products or the performance of services.

The Company enters into certain revenue arrangements that consist of multiple deliverables of its products and services. Multiple deliverable arrangements relate primarily to the EnhancedView Contract with the United States National Geospatial Intelligence Agency (“NGA”), value-added services and the Company’s Direct Access Program (“DAP”), discussed in detail below. The Company allocates arrangement consideration to the deliverables on the basis of their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling prices to be used for allocating revenue: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses BESP to allocate revenue as it has been unable to establish VSOE or TPE due to the unique nature of its products and services and lack of visibility into competitor pricing.

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The Company’s revenue is primarily generated from: (i) the Company’s EnhancedView Contract with the NGA and various value-added service arrangements awarded under the EnhancedView Contract, (ii) DAP revenue, (iii) the licensing of imagery and imagery-related products and (iv) certain other arrangements as described in further detail below.

EnhancedView Contract – The EnhancedView Contract contains multiple deliverables, including a service level agreement (“EnhancedView SLA”), infrastructure enhancements and other services. The Company determined that these deliverables do not qualify as separate units of accounting due to a lack of standalone value. The Company recognizes revenue for this single unit of accounting using a proportional performance method.

Under this method, revenue is recognized based on satellite capacity made available to the NGA in a particular period compared to the total capacity to be made available over the term of the contract. Capacity made available (and revenue) has increased over the term of the arrangement as a result of the installation of additional remote ground terminals and the October 1, 2014 commissioning of WorldView-3. Each monthly EnhancedView SLA payment is subject to a performance penalty depending upon the Company’s performance against pre-defined performance criteria. Revenue in the amount of any performance penalty is deferred when assessed and recognized when mutually agreeable future products or services are delivered.

Value-added services awarded under the EnhancedView Contract – From time to time, the NGA awards certain contracts for value-added services whereby the Company meets NGA’s more advanced imagery requirements. The largest such arrangement is Global Enhanced GEOINT Delivery (“Global EGD”), which provides for the delivery of certain orthorectified imagery and imagery-related products and services. Revenue is recognized for this multiple element arrangement as the Company’s contractual obligations are satisfied. Due to the nature of some of the Company’s obligations under this contract, certain consideration is being deferred and recognized over the term of the EnhancedView Contract.

NextView Revenue – In connection with the Company’s NextView agreement with the NGA (the predecessor contract to the EnhancedView Contract), the Company received $266.0 million to offset the construction costs of WorldView-1, which was recorded as deferred revenue when received. When WorldView-1 was placed into service in November 2007, the Company began recognizing the deferred revenue on a straight-line basis over the estimated useful life of the WorldView-1 satellite (“NextView amortization”), the period over which the NGA is expected to benefit from this payment.

DAP - DAP arrangements generally include construction of the direct access facility, access to the satellites to task and download imagery and facility maintenance services. The facility is generally delivered at the beginning of the contractual period of performance and access and maintenance services span over one or several years. DAP arrangements are typically assessed as multiple element arrangements. Revenue related to satellite access is recognized as minutes are consumed by the customer, while maintenance revenue is recognized ratably over the maintenance period. The DAP facility does not have standalone value without the ongoing access service. Therefore, any up-front fees related to the facility are recorded as deferred revenue and amortized ratably over the estimated customer relationship period, for which the useful life of the longest-lived satellite accessed by the customer is generally used.

Licensing of Imagery – Revenue is recognized for imagery licenses depending on the nature of how the imagery is delivered and whether the Company has a continuing obligation. Revenue is typically recognized when the customer is able to directly download the imagery or when imagery is physically delivered to the customer, provided that all other revenue recognition criteria have been met. If the Company has a continuing obligation to refresh previously delivered imagery, the

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Company allocates a portion of the contractual consideration to the separate deliverables on the basis of their relative selling prices and recognizes the allocated revenue as delivery occurs. Revenues related to online imagery subscriptions that do not allow for the download of imagery are generally recognized ratably over the subscription period.

Reseller Revenue – The Company maintains a vast network of both domestic and foreign reseller partners who sell its products and services to end users. Revenue under these arrangements is generally recognized net of any reseller discounts as the products and services are delivered to the reseller, provided all other revenue recognition criteria have been met.

Services Revenue – Services products use the Company’s geospatial and military intelligence expertise to deliver insight to customers through the creation of analytic applications, such as geospatial risk intelligence reports. These services are typically contracted for on a time and materials basis, where revenue is recognized on the basis of time plus reimbursable costs incurred during the period.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. The Company’s cash equivalents primarily consist of demand deposit money market accounts. Restricted cash primarily consists of contractually restricted amounts under certain of the Company’s lease agreements as well as performance and warranty bonds used in the ordinary course of business to support the Company’s obligations to customers under certain DAP contracts.

Allowance for Doubtful Accounts

The Company estimates an allowance for doubtful accounts for its receivables based on historical experience, aging analysis, credit quality of its customers, current economic conditions and other factors that may affect its customers’ ability to pay.

Deferred Contract Costs

The Company defers certain costs incurred in the construction or significant upgrade of direct access facilities built for DAP customers, consisting of hardware, software and labor. The deferred contract costs are generally recognized as cost of revenue over the same period as the related deferred revenue arising from up-front payments for the DAP facility, which is the estimated customer relationship period. When deferred contract costs are in excess of related deferred revenues, the excess costs are recognized over the initial contract period.

The Company capitalized certain internal support costs and other expenditures reimbursable under the NextView agreement incurred in the construction and development of its WorldView-1 satellite and related ground systems. These costs were not capitalized as fixed assets, but were accounted for as deferred contract costs. When WorldView-1 was placed into service, the Company began amortizing the related deferred contract costs ratably over the expected life of the satellite, the same period over which NextView revenues are being recognized.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an

F-A-9

adjustment to the tax provision or benefit in the period of enactment. Valuation allowances are established to reduce deferred tax assets to the amount that will more likely than not be realized. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

The calculation of tax assets and liabilities involves uncertainties in the application of complex tax regulations. For income tax benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company records reserves for uncertain tax positions that do not meet this criteria.

Property and Equipment

Property and equipment, including internal use software, are recorded at cost. Property and equipment acquired in a business combination are recorded at their fair value at the date of acquisition. Repair and maintenance costs are expensed as incurred. Significant improvements that extend the useful life or add functionality are capitalized. Depreciation is recognized once an asset is placed in service on a straight-line basis over the estimated useful life of the related asset. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Satellite costs associated with the design, construction, launch and commissioning phases of the satellite are capitalized. The Company capitalizes interest, launch insurance and in-orbit insurance costs that are incurred during these periods. Insurance costs incurred after a satellite is placed into service are recognized as expense ratably over the related policy periods and are included in selling, general and administrative costs.

The costs to construct and test ground systems, which are primarily comprised of hardware and software and allow for communication with the Company’s satellites, are also capitalized. Costs related to the Company’s satellites are included in construction in progress until in-orbit testing is complete and the satellite is placed into service. The Company depreciates the cost of a satellite once it is placed into service over its estimated useful life using the straight-line method of depreciation, as the Company anticipates that the satellite will provide consistent levels of imagery over its estimated useful life.

In certain instances, the Company may construct a satellite but choose to store it for a period of time prior to launch. When a satellite is placed into storage, storage costs and all other incremental costs that result from placing the satellite into storage will be expensed as incurred. Capitalization of interest will cease during the period in which the satellite is in storage and during which no additional enhancements are being made. When the satellite is removed from storage in preparation for launch, incremental costs incurred to launch the satellite and perform in-orbit testing will be capitalized, as these costs are necessary to place the satellite into service.

The Company reviews the expected useful life of its satellites annually, or if events or circumstances indicate an earlier reevaluation is required. When an adjustment is made to the estimated useful life of a satellite, the remaining carrying amount of the satellite is depreciated prospectively over its adjusted remaining useful life.

Valuation of Long-Lived Assets

Property and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company measures recoverability by comparing the carrying amount to the projected cash flows the assets are expected to generate. An impairment loss is recognized to the extent that carrying value exceeds fair value.

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If a satellite were to fail during launch or while in orbit, the resulting loss would be charged to expense in the period it is determined that the satellite is not recoverable. The amount of any such loss would be reduced to the extent of insurance proceeds estimated to be received.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Goodwill is tested annually in the fourth quarter for impairment at the reporting unit level, or more frequently if events or changes in circumstances indicate that the carrying amount of a reporting unit may not be recoverable.

When analyzing goodwill for impairment, the Company may perform a qualitative assessment (commonly referred to as “step zero”) or it may bypass the step zero analysis and perform the two-step impairment analysis. If the step zero analysis indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company would perform the two-step goodwill impairment analysis. The first step compares the fair value of the reporting unit, including its goodwill, to its carrying value. In estimating the fair value of a reporting unit, the Company typically uses a discounted cash flow analysis and corroborates it with market-based information. If the carrying value of the reporting unit exceeds its fair value, then the second step is performed to determine the amount of goodwill impairment, if any.

Intangible Assets

Intangible assets, identified as customer relationships, technology, trademarks, U.S. Federal Communications Commission licenses and other, are recorded at fair value at the time of acquisition. Intangible assets are amortized over their estimated useful lives. Amortization is generally recorded using the straight-line method, which approximates the expected pattern of economic benefit.

Fair Values of Financial Instruments

The fair value guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

•	Level 1 — quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — unobservable inputs when little or no market data is available.

The carrying value for cash and cash equivalents, receivables, other current assets, accounts payable, and accrued liabilities approximates fair value. Fair value of long-term debt is estimated using inputs that incorporate certain active market quotations for similar, but not identical, assets based upon trading activity among lenders as well as other indirect inputs.

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Share-Based Compensation

Share-based compensation, including grants of employee stock options and restricted stock-based awards, is measured at the grant date based on the fair value of the award. The Company estimates the fair value of stock options on the grant date using a Black-Scholes valuation model. Share-based compensation for restricted stock awards (“RSAs”) and restricted stock units (“RSUs”) is measured based on the closing fair market value of the Company’s common stock on the date of grant. For performance stock units (“PSUs”), vesting is contingent upon the achievement of certain performance metrics. Grants with internal financial performance metrics are measured based on the closing price of the Company’s stock on the date of grant, and grants with external market-based metrics are valued using a Monte Carlo simulation. The Company recognizes share-based compensation cost on a straight-line basis over the award’s requisite service period.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Standard	Description and Impact on the Financial Statements
ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments	This standard is intended to reduce diversity in practice with respect to the presentation and classification of certain cash receipts and payments in the statement of cash flows. It addresses eight cash flow classification issues including: debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of certain insurance claims and distributions received from equity method investees. The standard is effective for fiscal years beginning after December 15, 2017 and interim periods therein. The Company early adopted this standard in the fourth quarter of 2016 on a retrospective basis. As a result of adoption, the Company has presented $28.0 million of debt modification and extinguishment costs as financing cash outflows in the Consolidated Statements of Cash Flows for the year ended December 31, 2016. These debt modification and extinguishment costs would previously have been presented as operating cash outflows. There were no other impacts as a result of adopting this standard.

ASU 2015-17, Balance Sheet Classification of Deferred Taxes	This standard requires an entity to classify all deferred tax liabilities and assets as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. The standard is effective for fiscal years beginning after December 15, 2016 and interim periods therein. The Company early adopted this standard in the first quarter of 2016 on a retrospective basis. Adoption of this standard did not have a material effect on the Company’s Consolidated Financial Statements. As a result of adoption, the Company has retrospectively adjusted the previously issued December 31, 2015 Consolidated Balance Sheet to facilitate comparison among periods by reclassifying current deferred tax assets as a direct deduction to non-current deferred tax liabilities, decreasing current deferred tax assets and non-current deferred tax liabilities by $11.9 million.

F-A-12

Standards Not Yet Adopted

Standard	Description and Impact on the Financial Statements
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), a new revenue recognition model that will replace nearly all existing revenue recognition guidance under U.S. GAAP. Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Topic 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is planning to adopt Topic 606, including several amendments issued by the FASB, on January 1, 2018.

The new standard permits i) retrospective adoption, under which each prior reporting period presented will be presented as if the new standard had always been applied, or ii) adoption by recognizing the cumulative effect of applying the guidance to all prior activity at the date of initial application. We currently anticipate adopting the standard using the full retrospective method; however our ability to do so is dependent on system readiness and whether we have the information necessary to apply Topic 606 to prior periods.

We are still in the process of evaluating the effects of adopting Topic 606. However, we have completed our initial review of the EnhancedView Contract, NextView Agreement, and DAP contracts. Revenue from these sources represented 66.4% of our revenue in 2016. While we have not quantified the effects of anticipated changes to reflect Topic 606, a summary of our initial conclusions is as follows:

• U.S. Government – We expect the recognition of NextView amortization to differ because we believe the EnhancedView Contract would be considered a modification to the NextView Agreement. This is expected to result in NextView amortization being recognized as capacity is provided to the NGA over the term of the EnhancedView Contract as opposed to being recognized straight-line over the estimated useful life of WorldView-1.

• DAP – Under Topic 606, customer facility payments are expected to be recognized over the life of the contract, rather than recognized over the estimated useful life of the longest-lived satellite accessed by the customer. In addition, while direct incremental costs incurred in the construction of the facility will continue to be deferred under the new standard, the period over which we recognize these costs may change.

We will continue our evaluation of Topic 606 (including how it may impact other customer contracts) and the resulting impact to the Consolidated Financial Statements through the date of adoption.

ASU 2016-02, Leases (ASC Topic 842)	This standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new guidance also requires additional disclosure regarding leasing arrangements. This standard requires the use of a modified retrospective transition method and is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-02 will have on its Consolidated Financial Statements and related disclosures.

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ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also allows an employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, and to make a policy election to account for forfeitures as they occur. The Company adopted ASU 2016-09 on January 1, 2017, and does not expect the standard to have a material impact on its Consolidated Financial Statements and related disclosures.

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	This standard is intended to reduce the diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The standard will require that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted-cash equivalents. Therefore, amounts generally described as restricted cash and restricted-cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 on January 1, 2017, and does not expect the standard to have a material impact on its Consolidated Financial Statements.

NOTE 3.	Property and Equipment

Property and equipment was comprised of the following:

	Depreciable Life	December 31,
(in millions)	(in years)	2016	2015
Satellites	9 - 13	$1,797.7	$1,797.7
Construction in progress	-	948.5	815.3
Computer equipment and software	3 - 12	484.8	470.5
Machinery and equipment, including ground terminals	5	103.3	110.6
Leasehold improvements	3 - 15	51.1	53.0
Furniture, fixtures and other	5 - 7	4.4	5.9
Land and buildings	34	0.5	6.6

Total property and equipment		3,390.3	3,259.6
Accumulated depreciation		(1,387.8)	(1,179.4)

Property and equipment, net		$2,002.5	$2,080.2

Depreciation expense for property and equipment, inclusive of losses on disposals of assets, was $257.8 million, $270.6 million and $228.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Satellite Constellation

As of December 31, 2016, the Company operated a constellation of four in-orbit and fully commissioned satellites: GeoEye-1, WorldView-1, WorldView-2 and WorldView-3. DigitalGlobe’s WorldView-4 satellite was launched on November 11, 2016 and will continue to be classified as construction in progress until it is placed into service. The net book value of each satellite was as follows:

		As of December 31, 2016			As of December 31, 2015
	Depreciable Life	Gross Carrying	Accumulated		Gross Carrying	Accumulated
(in millions)	(in years)	Amount	Depreciation	Net Book Value	Amount	Depreciation	Net Book Value
GeoEye-1	9.0	$211.8	$(165.9)	$45.9	$211.8	$(123.6)	$88.2
WorldView-1	13.0	473.2	(370.1)	103.1	473.2	(343.4)	129.8
WorldView-2	13.0	463.2	(271.7)	191.5	463.2	(239.8)	223.4
WorldView-3	11.5	649.5	(127.1)	522.4	649.5	(70.6)	578.9

Total		$1,797.7	$(934.8)	$862.9	$1,797.7	$(777.4)	$1,020.3

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NOTE 4.	Business Acquisitions

In November 2016, the Company acquired all of the outstanding shares of The Radiant Group, Inc. (“Radiant”) for aggregate cash consideration, net of cash acquired of $135.1 million, subject to certain post-closing adjustments. The acquisition was funded primarily with borrowings under the 2013 Revolving Credit Facility (as defined in Note 6 of the Notes to the Consolidated Financial Statements). As a result of the transaction, the Company recognized preliminary values of $90.0 million of goodwill (not deductible for tax purposes), $62.1 million of acquired intangible assets, and $17.0 million of net liabilities excluding cash acquired, which were primarily comprised of deferred tax liabilities. The Company’s valuation of the acquired assets and liabilities will be completed within one year of the acquisition and the actual fair values may differ significantly from these preliminary estimates. The acquisition of Radiant is expected to broaden the Company’s cloud-enabled capabilities across the geospatial intelligence value chain and expand its customer base across the U.S. Intelligence and Special Operations communities. Assuming an acquisition date of January 1, 2016, the Company’s pro-forma revenue for the year-ended December 31, 2016 was $825.3 million (unaudited). The pro forma revenue information has been prepared for comparative purposes only and is not necessarily indicative of the revenue of the Company had the acquisition occurred on the assumed date, nor is it an indication of future revenue. The impact of Radiant on pro forma net income was not material.

In February 2014, the Company acquired Spatial Energy, LLC to grow its existing oil-and-gas industry vertical for an aggregate cash consideration, net of cash acquired, of $35.7 million. Of the total purchase price, $25.7 million was allocated to goodwill, of which $19.0 million is deductible for tax purposes, $13.9 million to acquired intangible assets and $3.9 million to net liabilities assumed.

NOTE 5.	Goodwill and Intangibles

The following table summarizes the changes to goodwill for the years ended December 31, 2016 and 2015:

(in millions)	Amount
December 31, 2014	$484.5
Disposition of subsidiary	(0.4)

December 31, 2015	484.1
Acquisitions	94.0

December 31, 2016	$578.1

Intangible assets consisted of the following:

		As of December 31, 2016			As of December 31, 2015
	Useful Life	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
(in millions)	(in years)	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	10 - 12	62.5	(8.7)	53.8	27.0	(5.8)	21.2
Technology	3 - 5	$50.7	$(22.2)	$28.5	$27.2	$(16.2)	$11.0
Trademarks	3	9.7	(5.7)	4.0	5.6	(5.2)	0.4
FCC licenses and other	2 - 20	3.1	(2.4)	0.7	2.7	(2.4)	0.3

Total		$126.0	$(39.0)	$87.0	$62.5	$(29.6)	$32.9

Intangible asset amortization expense was $9.4 million, $10.1 million and $10.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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The estimated annual amortization expense for acquired intangible assets for each of the next five years and thereafter is as follows:

(in millions)	Amount
2017	$17.1
2018	12.2
2019	11.4
2020	9.9
2021	9.4
Thereafter	27.0

Total	$87.0

NOTE 6.	Debt

On December 22, 2016, the Company entered into a $1.275 billion Senior Secured Term Loan Facility (“Term Loan”) and a $200.0 million Senior Secured Revolving Credit Facility (“Revolving Credit Facility,” and together with the Term Loan, the “2016 Credit Facility”). The net proceeds of the 2016 Credit Facility were used, along with cash on hand, to refinance all amounts outstanding under the Company’s 2013 $550.0 million Senior Secured Term Loan (“2013 Term Loan”), to refinance all amounts outstanding under the Company’s 2013 $150.0 million Senior Secured Revolving Credit Facility (“2013 Revolving Credit Facility”), to consummate the Company’s tender offer to purchase for cash all of the Company’s $600.0 million 5.25% Senior Notes (“Senior Notes”), to complete the subsequent redemption of any Senior Notes not tendered and accepted for purchase in the tender offer and to pay fees and expenses in connection therewith. The Company’s obligations under the 2016 Credit Facility are guaranteed by certain of its existing and future direct and indirect wholly-owned domestic subsidiaries. The Company’s obligations and the obligations of the guarantor subsidiaries under the 2016 Credit Facility are collateralized by substantially all of the Company’s assets and the assets of the guarantor subsidiaries.

The following table provides a summary of the Company’s long-term debt:

(in millions)	December 31, 2016	December 31, 2015
Term Loan due January 15, 2024	$1,275.0	$—
2013 Term Loan due February 1, 2020	—	534.9
Senior Notes due February 1, 2021	34.4	600.0

Total borrowings	1,309.4	1,134.9
Less: unamortized discounts and issuance costs	(20.1)	(25.0)

Total borrowings, net	1,289.3	1,109.9
Less: current maturities of long-term debt	(47.2)	(5.5)

Total long-term debt, net	$1,242.1	$1,104.4

Term Loan

The Term Loan requires quarterly principal payments of $3.2 million, which will begin on March 31, 2017 with the remaining balance due January 15, 2024. Term Loan borrowings bear interest, at the Company’s option, at either an adjusted LIBOR rate, subject to a 0.75% LIBOR floor, plus a margin between 2.50% and 2.75% based on the Company’s leverage ratio, or at a base rate plus a margin between 1.50% to 1.75% based on the Company’s leverage ratio.

Revolving Credit Facility

The Revolving Credit Facility matures on January 15, 2022 and bears interest, at the Company’s option, at either an adjusted LIBOR rate plus a margin between 2.00% and 2.50% based on the

F-A-16

Company’s leverage ratio, or at a base rate plus a margin between 1.00% and 1.50% based on the Company’s leverage ratio. On a quarterly basis, the Company will also pay a commitment fee of between 37.5 to 50.0 basis points on the average daily unused amount of the Revolving Credit Facility based on the Company’s leverage ratio. As of December 31, 2016, the Company had not drawn any amounts under the Revolving Credit Facility.

Debt Covenants

The 2016 Credit Facility contains affirmative and negative covenants that the Company believes are usual and customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments and transactions with affiliates. The 2016 Credit Facility also requires that the Company comply with a maximum leverage ratio beginning on March 31, 2017. Noncompliance with these debt covenants may result in acceleration of the maturity of the 2016 Credit Facility. The Company was in compliance with its debt covenants as of December 31, 2016.

2016 Debt Refinancing

The 2013 Term Loan required quarterly principal payments of $1.375 million, which began on June 30, 2013. Borrowings under the 2013 Term Loan bore interest at an adjusted LIBOR rate plus a 3.75% margin subject to a 1.0% LIBOR floor. In connection with the Company’s debt refinancing, the 2013 Term Loan was repaid in full and terminated on December 22, 2016.

The 2013 Revolving Credit Facility bore interest equivalent to the rate on the 2013 Term Loan. On a quarterly basis, the Company also paid a commitment fee of between 37.5 to 50.0 basis points on the average daily unused amount of the 2013 Revolving Credit Facility based on the Company’s leverage ratio. In November 2016, the Company drew $110.0 million from the 2013 Revolving Credit Facility which was used, along with cash on hand, to fund the acquisition of Radiant. In connection with the Company’s debt refinancing, the 2013 Revolving Credit Facility was repaid in full and terminated on December 22, 2016.

The Senior Notes bore interest at a fixed annual interest rate of 5.25% payable on February 1 and August 1 of each year. In connection with the Company’s debt refinancing, on December 6, 2016, the Company announced a tender offer to purchase for cash any and all of the $600.0 million aggregate principal amount outstanding of the Senior Notes (“Tender Offer”) at a price of $1,030.92 for each $1,000 principal amount of Senior Notes tendered by December 19, 2016 (the “Early Tender Deadline”) and $1,000.92 for each $1,000 of principal amount of Senior Notes tendered after the Early Tender Deadline. Holders of Senior Notes tendered $565.6 million aggregate principal amount of Senior Notes prior to the Early Tender Deadline and an additional $3.5 million aggregate principal of Senior Notes after the Early Tender Deadline. On December 22, 2016, the Company also delivered a notice to holders of Senior Notes of its intention to redeem on January 23, 2017 any outstanding Senior Notes not tendered and accepted for payment in the Tender Offer at a redemption price of 100% of the Senior Notes to be redeemed, plus an applicable premium of approximately 2.71%. As the notice of redemption is legally irrevocable, all principal amounts to be redeemed and the related premiums are classified as current liabilities within the Consolidated Financial Statements.

In connection with the 2016 debt refinancing activities, the Company recognized $35.7 million as Loss from early extinguishment of debt within the Consolidated Financial Statements comprised of call premiums on the Senior Notes, the write-off of certain unamortized debt issuance costs and discounts, and other costs associated with the refinancing.

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Future Debt Payments

The Company’s future debt payments, excluding interest, consisted of the following as of December 31, 2016:

(in millions)	2016 Credit Facility	Senior Notes
2017	$12.8	$34.4
2018	12.8	—
2019	12.8	—
2020	12.8	—
2021	12.8	—
Thereafter	1,211.0	—

Total	$1,275.0	$34.4

Interest Expense, net

Interest expense, net consisted of the following:

	For the years ended December 31,
(in millions)	2016	2015	2014
Interest	$58.4	$52.6	$52.6
Accretion of debt discount, debt issuance cost amortization and line of credit fees	7.8	7.2	7.2
Capitalized interest	(48.0)	(30.5)	(52.5)

Interest expense	18.2	29.3	7.3
Interest income	(0.4)	(0.3)	(0.2)

Interest expense, net	$17.8	$29.0	$7.1

NOTE 7.	Fair Value of Financial Instruments

The following table provides information about the fair value of liabilities as of December 31, 2016 and 2015:

		Quoted Prices	Other	Significant
	Total Carrying	in Active	Observable	Unobservable
(in millions)	Value	Markets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Senior Notes at December 31, 2016	$34.4	$—	$35.3	$—
Senior Notes at December 31, 2015	600.0	—	504.0	—
Term Loan at December 31, 2016	1,275.0	—	1,275.0	—
2013 Term Loan at December 31, 2015	534.9	—	524.2	—

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NOTE 8.	Deferred Revenue

A rollforward of the deferred revenue balance from December 31, 2015 to December 31, 2016 is as follows:

	U.S. Government			Diversified Commercial
(in millions)	EnhancedView SLA	Value-Added Services	NextView Amortization	DAP	Other	Total
Balance, December 31, 2015	$172.9	$68.9	$73.7	$41.5	$7.3	$364.3
Deferred revenue acquired in Radiant acquisition	—	0.7	—	—	—	0.7
Deferred revenue on cash collections	300.0	55.1	—	76.0	66.6	497.7
Deferred revenue recognized	(337.1)	(60.6)	(15.1)	(80.3)	(66.4)	(559.5)

Balance, December 31, 2016	$135.8	$64.1	$58.6	$37.2	$7.5	$303.2

EnhancedView SLA

EnhancedView SLA deferred revenue arises as a result of revenue recognition occurring based on a proportional performance model, whereby recognition prior to October 1, 2014 was less than cash payments made in the corresponding period. As a result of a material increase in capacity made available to the NGA on October 1, 2014, the Company began to recognize more revenue than it received in cash. There was no deferred revenue arising from performance penalties during the year ended December 31, 2016.

Value-Added Services

The majority of value-added-services deferred revenue relates to the EnhancedView Contract and Global EGD, and is being recognized over the term of the EnhancedView Contract.

NextView

Cash payments received from NGA to offset the construction costs of WorldView-1 as part of the NextView Agreement were recorded as deferred revenue when received and are recognized as revenue ratably over the estimated life of WorldView-1.

Direct Access Program

Deferred revenue under the DAP is comprised of up-front fees paid by the customer for the facility, as well as prepaid access minutes and maintenance.

Other Agreements

The Company enters into various commercial relationships that sometimes include obligations that are paid for in advance and recognized in subsequent reporting periods. These obligations are typically related to the hosting of imagery or the obligation to refresh previously delivered imagery.

NOTE 9.	Restructuring Charges

In November 2016, the Company initiated a restructuring plan in conjunction with the acquisition of Radiant, under which the Company may incur up to $4.5 million in an effort to continue to consolidate its real estate footprint and rationalize the Services reporting structure. The Company has incurred $0.8 million under this plan to date and expects to complete the plan by the end of the fourth quarter of 2017.

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In October 2015, the Company initiated a restructuring plan, under which the Company incurred $7.8 million in an effort to further reduce global headcount and rationalize its real estate footprint. The Company completed this plan in the fourth quarter of 2016. The components of the restructuring liability, which are included in other accrued liabilities, were as follows:

(in millions)	Severance	Facilities	Other costs	Total
Balance, December 31, 2015	$0.4	$—	$—	$0.4
Provision for restructuring charges	2.4	3.2	—	5.6
Cash payments	(2.7)	(3.2)	—	(5.9)

Balance, December 31, 2016	$0.1	$—	$—	$0.1

In February 2015, the Company initiated a restructuring plan intended to improve its operational efficiency. Under the restructuring plan, the Company reduced global headcount and rationalized its real estate footprint. The Company incurred $7.0 million in restructuring charges as a result of these efforts, which were completed in the first quarter of 2016. The components of the restructuring liability were as follows:

(in millions)	Severance	Facilities	Other costs	Total
Balance, December 31, 2015	$—	$—	$—	$—
Provision for restructuring charges	—	0.2	—	0.2
Cash payments	—	(0.2)	—	(0.2)

Balance, December 31, 2016	$—	$—	$—	$—

Restructuring charges were $6.6 million, $9.0 million, and $1.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 10.	Other Accrued Liabilities

	As of December 31,
(in millions)	2016	2015
Compensation and other employee benefits	$34.4	$13.9
Construction in progress accruals	5.0	8.3
Accrued interest	2.4	13.4
Other accrued expenses	28.9	28.8

Total	$70.7	$64.4

NOTE 11.	Income Taxes

The expense for income taxes reflected in the Consolidated Statements of Operations consisted of:

	For the year ended December 31,
(in millions)	2016	2015	2014
Current:
Federal	$—	$—	$—
State	(0.1)	0.1	0.1
Foreign	(0.2)	(0.1)	(0.3)

Total current	(0.3)	—	(0.2)

Deferred:
Federal	(18.5)	(10.8)	(6.3)
State	0.5	1.6	(0.4)

Total deferred	(18.0)	(9.2)	(6.7)

Income tax expense	$(18.3)	$(9.2)	$(6.9)

F-A-20

The Company’s effective tax rate was 37.6%, 27.5% and 27.3% for the years ended December 31, 2016, 2015 and 2014, respectively. The expense for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% to income or loss before income taxes as follows:

	For the year ended December 31,
(in millions)	2016	2015	2014
Federal income tax expense	$(17.0)	$(11.4)	$(8.9)
State income tax (expense) benefit, net of federal impact	(1.3)	0.1	(0.3)
State tax benefit due to change in state tax rate	0.6	1.5	—
Section 162(m) limitation	(0.3)	(0.7)	(0.5)
Other non-deductible items	(1.5)	(0.7)	(0.5)
Change in reserves related to settlement with tax authorities	—	—	2.4
Investment loss	—	2.6	—
Research and experimentation tax credit	1.3	1.9	1.4
Change in valuation allowance	—	(2.6)	0.5
Other	(0.1)	0.1	(1.0)

Income tax expense	$(18.3)	$(9.2)	$(6.9)

The Company’s deferred tax assets and liabilities consisted of the following:

	As of December 31,
(in millions)	2016	2015
Long-term deferred tax assets (liabilities), net
Net operating and capital loss carryforwards	$93.0	$106.7
Research and development and other state tax credits	33.5	32.2
Foreign tax credits	6.2	6.1
Compensation accruals	10.1	3.7
Stock-based compensation	10.6	11.0
Deferred revenue	109.6	128.0
Fixed assets	(356.9)	(363.1)
Intangible assets	(27.1)	(6.5)
Other	1.8	0.3
Valuation allowance	(4.8)	(4.8)

Total long-term deferred tax liabilities, net	$(124.0)	$(86.4)

At December 31, 2016, the Company had net-operating-loss (“NOL”) carryforwards for federal and state income tax purposes of approximately $224.6 million and $439.8 million, respectively. Included in this NOL is approximately $5.7 million attributable to tax deductions related to equity compensation in excess of compensation recognized for financial reporting. If unused, the NOL carryforwards will begin to expire during the years 2018 to 2033. A portion of the Company’s NOL carryforwards are subject to the Internal Revenue Code Section 382 limitations. However, the Company expects to fully utilize all of its NOL carryforwards in future periods. At December 31, 2016, the Company had capital-loss carryforwards of $7.2 million, which have a full valuation allowance, as the Company does not anticipate generating capital gains to utilize these losses.

At December 31, 2016, the Company had foreign-tax-credit (“FTC”) carryforwards, federal- research- and development- (“R&D”) tax credits and state tax credits of approximately $6.2 million, $42.4 million and $1.8 million, respectively. If unused, the FTC carryforwards will expire between 2019 and 2025, and the R&D credit carryforwards will expire between 2019 and 2036.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

(in millions)	2016	2015	2014
Balance as of January 1	$10.4	$9.6	$11.5
Additions:
Current year tax positions	0.6	0.5	0.3
Prior year tax positions	—	0.3	0.2
Decreases:
Settlement with taxing authority	—	—	(2.4)

Balance as of December 31	$11.0	$10.4	$9.6

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The tax years 1998 through 2015 remain open to examination by the United States taxing jurisdictions to which we are subject. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. The Company did not have any accrued interest or penalties recorded at December 31, 2016. The Company does not anticipate a material change to the unrecognized tax benefits within the next 12 months. If any of the unrecognized tax benefits were recognized, it would favorably affect the Company’s effective tax rate in any future period. While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from its accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

NOTE 12.	Stock-Based Compensation

The Company grants equity compensation awards from the 2007 Employee Stock Option Plan, as amended (“2007 Plan”). Under the 2007 Plan employees, officers, directors and consultants may be granted qualified and nonqualified stock options to purchase shares of the Company’s common stock, restricted stock, unrestricted shares, stock appreciation rights or shares of the stock itself. To date, issued equity awards have consisted of stock options, restricted stock and unrestricted shares. Under the 2007 Plan, which expires in 2026, the Company is authorized to issue an aggregate total of 9.6 million shares. In connection with the acquisition of GeoEye, the Company issued equity awards to replace the outstanding GeoEye options, restricted stock awards and restricted stock unit awards with similar equity instruments for the Company’s common stock. The number of shares available for grant at December 31, 2016, 2015 and 2014 were 1.7 million, 2.0 million and 2.7 million, respectively. The Company does not currently issue shares from its treasury stock.

The Company recognized total stock-based compensation during the years ended December 31, 2016, 2015 and 2014 of $19.1 million, $19.6 million and $18.9 million, respectively. Stock-based compensation capitalized to assets under construction was less than $1.0 million for each of the years ended December 31, 2016, 2015 and 2014.

Stock Options

There were no options granted to employees during the years ended December 31, 2016, 2015 and 2014. A summary of stock option activity for the year ended December 31, 2016 is presented below:

	Options Outstanding
	Number of Options (in millions)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)(1)
Outstanding – December 31, 2015	1.6	$20.55	4.43	$1.8
Exercised	(0.2)	17.38
Forfeited/Expired	(0.1)	25.89

Outstanding – December 31, 2016	1.3	$20.74	3.50	$10.9

Vested and Expected to Vest – December 31, 2016	1.3	$20.74	3.50	$10.9
Exercisable – December 31, 2016	1.3	$20.74	3.50	$10.9

(1)	Total pretax intrinsic value for stock options with an exercise price less than the Company’s calculated common stock price that option holders would have realized had they exercised their options as of that date.

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The intrinsic value of stock options exercised, calculated as the difference between the exercise price and the market price on date of grant, for the years ended December 31, 2016, 2015 and 2014 was $1.4 million, $3.3 million, and $6.6 million, respectively.

Restricted Stock Awards and Restricted Stock Units

A summary of restricted stock activity for the year ended December 31, 2016 is presented below:

	Restricted Stock Awards		Restricted Stock Units
(in millions, except for weighted average grant date fair values)	Number of Shares	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested at December 31, 2015	0.1	$14.60	1.7	$32.67
Granted	—	—	1.6	17.04
Forfeited/Cancelled	—	—	(0.4)	31.79
Vested	(0.1)	14.27	(0.4)	30.88

Non-vested at December 31, 2016	—	$—	2.5	$23.24

The Company granted 1.0 million and 0.8 million shares of restricted stock units at a weighted-average price of $30.13 and $37.62, respectively, for the years ended December 31, 2015 and 2014. There were no restricted stock awards granted during the years ended December 31, 2015 and 2014.

The following table includes additional information related to restricted stock awards and restricted stock units:

	Fiscal Years ended December 31,
(in millions, except for weighted average remaining periods)	2016	2015	2014
Fair value of restricted stock awards vested	$1.3	$4.0	$5.6
Fair value of restricted stock units vested	6.2	8.3	6.3
Unrecognized compensation cost for restricted stock awards	—	0.4	2.1
Unrecognized compensation cost for restricted stock units	$30.6	$29.2	$24.0
Weighted average remaining period to expense for restricted stock awards (years)	—	0.3	1.2
Weighted average remaining period to expense for restricted stock units (years)	2.4	2.3	2.3

Of the non-vested restricted stock units outstanding at December 31, 2016, 2015 and 2014, approximately 0.4 million, 0.2 million and 0.1 million shares, respectively, were performance share units where vesting is contingent upon meeting both a service requirement and either an internal financial performance condition or a market-based performance condition. The number of shares granted with an internal financial performance condition are based on a measurement of the Company’s average annual return on invested capital as determined over the three-year vesting period. The number of shares granted with a market-based condition are based on a measurement of the change in the Company’s average stock price compared to the change in value in the Russell 2000 stock index as determined over the three-year vesting period (“Total Shareholder Return Awards”), or the Company’s achievement of certain predetermined stock price hurdles (“Hurdle Awards”) over a four-year period. For the year ended December 31, 2016, awards granted with a market-based performance condition were valued at the date of grant at a weighted average of $16.90 per share using Monte Carlo simulations. For the awards granted with an internal financial performance

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condition and for Total Shareholder Return Awards, the number of shares that ultimately vest could range from 50% to 200% of the target amount, or zero percent if the minimum threshold is not achieved. Per the terms of the grant of the Hurdle Awards, the number of shares that ultimately vest could be 20%, 60% or 100% of the total shares granted, or zero percent, if the minimum stock price hurdle is not achieved. As of December 31, 2016, the predetermined share price had been achieved for 60% of the Hurdle Awards, with vesting contingent for such portion only upon meeting a service requirement.

During the years ended December 31, 2016, 2015 and 2014, certain participants elected to have the Company withhold shares to pay for minimum taxes due at the time their restricted stock vested. Under the 2007 Plan, shares withheld to pay taxes are accounted for as treasury stock. Under the terms of the equity compensation plans assumed from GeoEye, shares tendered or withheld to pay the employees’ minimum tax liability are cancelled and made available for reissuance, and thus classified as a reduction in additional paid-in capital. The quantity and value of the shares withheld were immaterial.

NOTE 13.	Stockholders’ Equity

Share Repurchase Program

The Company’s Board of Directors authorized a program to repurchase up to $335.0 million of the Company’s outstanding common stock through December 31, 2016, excluding broker transaction fees. As of December 31, 2016, the Company has exhausted the share repurchase program and repurchased 15,365,411 shares at an average purchase price of $21.82 per share, for a total of $335.3 million under the plan. The amount purchased to date and the average share price for repurchases includes broker transaction fees of $0.3 million. The Company repurchased shares through open market purchases, and pursuant to Rule 10b5-1, in each case on such terms and at such times as was permitted by applicable securities laws and determined by management.

Series A Convertible Preferred Stock

In January 2013, upon the closing of the acquisition of GeoEye, the Company issued 80,000 shares of Series A Preferred Stock. Cumulative dividends on the Series A Preferred Stock are payable at a rate of five percent per annum on the $1,000 liquidation preference per share. At the Company’s option, dividends may be declared and paid in cash out of funds legally available when declared by the Board of Directors or the Audit Committee of the Board of Directors. If not paid in cash, an amount equal to the cash dividends due is added to the liquidation preference. The Company declared and paid dividends on the Series A Preferred Stock of $4.0 million during each of the years ended December 31, 2016 and 2015. The Series A Preferred Stock is convertible at the option of the holders, at a conversion price of $26.17 per common share, which would convert to 3.1 million shares of common stock of the Company. If at any time after September 22, 2016 the weighted-average price of the Company’s common stock exceeds $45.80 per share, in effect for 30 consecutive trading days, the Company has the option to redeem all of the Series A Preferred Stock at an amount equal to the liquidation preference plus accrued dividends as of the redemption date.

Comprehensive Income

For each of the years ended December 31, 2016, 2015 and 2014, there were no material differences between net income and comprehensive income.

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NOTE 14.	Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period excluding issued, but unvested, restricted shares. Diluted EPS is computed by giving effect to all dilutive potential common stock outstanding during the period, including stock options, restricted stock awards, and restricted stock units. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options and restricted shares using the treasury stock method. Securities that contain non-forfeitable rights to dividend equivalents, whether paid or unpaid, are participating securities and are required to be included in the computation of basic EPS and dilutive EPS pursuant to the two-class method. Net losses are not allocated to the Company’s participating securities. The shares of the Company’s Series A Preferred Stock are participating securities.

The following table includes the calculation of basic and diluted EPS:

	For the year ended December 31,
(in millions, except per share amounts)	2016	2015	2014
Earnings per share:
Net income	$26.5	$23.3	$18.5
Preferred stock dividends	(4.0)	(4.0)	(4.0)

Net income less preferred stock dividends	22.5	19.3	14.5
Income allocated to participating securities	(1.0)	(0.8)	(0.6)

Net income available to common stockholders	$21.5	$18.5	$13.9

Basic weighted-average number of common shares outstanding	63.1	71.0	74.9
Weighted-average common share equivalents from stock options, restricted stock and convertible preferred stock	0.7	0.5	1.0

Diluted weighted-average number of common shares outstanding	63.8	71.5	75.9

Earnings per share:
Basic	$0.34	$0.26	$0.19

Diluted	$0.34	$0.26	$0.18

The potential common shares from the conversion of Series A Preferred Stock that were excluded from the computation of diluted EPS, due to their anti-dilutive impact on weighted common share equivalents, were 3.1 million for the years ended December 31, 2016, 2015 and 2014. The number of options and non-vested restricted stock awards that were assumed to be repurchased under the treasury stock method were 1.7 million, 2.9 million and 2.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 15.	Related-Party Transactions

In the ordinary course of business, the Company is involved in related-party transactions with its equity method investees.

In June 2012, the Company made a small investment for a less than 20% ownership interest in a joint venture in China. The Company sold $10.5 million, $11.8 million and $9.2 million in products and services to the joint venture for the years ended December 31, 2016, 2015 and 2014, respectively. Amounts owed to the Company by the joint venture at December 31, 2016 and 2015 were $3.6 million and $3.0 million, respectively.

In May 2015, in exchange for a 50% equity interest in a joint venture, Vricon, Inc., the Company committed to provide imagery to the joint venture from its imagery archives on an ongoing basis for the purpose of producing photo-realistic three-dimensional products and digital elevation models. Upon formation, the Company contributed $5.0 million in the form of a note receivable to the joint venture, which is due May 2018. The Company provided $10.0 million in equity financing to the joint venture in 2016.

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NOTE 16.	Commitments and Contingencies

The Company enters into agreements in the ordinary course of business with resellers and others. Most of these agreements require the Company to indemnify the other party against third-party claims alleging that one of its products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require the Company to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by the Company, its employees, agents or representatives.

In addition, from time to time the Company has made guarantees regarding the performance of its systems to its customers. Some of these agreements do not limit the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates potential losses from such indemnification based on the likelihood that the future event will occur. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such indemnification and guarantees in the Company’s financial statements.

The Company has entered into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to entering into contracts for its products and services from certain customers in foreign countries. These agreements are designed to return economic value to the foreign country and may be satisfied through activities that do not require a direct cash payment, including transferring technology, providing manufacturing, training and other consulting support to in-country projects. These agreements may provide for penalties in the event the Company fails to perform in accordance with offset requirements. The Company has historically not been required to pay any such penalties.

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is obligated under certain non-cancelable operating leases for office space and equipment. These office spaces include the Company’s principal production facilities, administrative and executive offices in Westminster, Colorado; Longmont, Colorado; and Herndon, Virginia. The Company also leases a data center and has smaller administrative offices and sales offices located in the United States and internationally. Other commitments are primarily operational commitments related to the Company’s remote ground terminals.

F-A-26

Future minimum lease payments under all non-cancelable capital and operating leases, net of aggregate future minimum non-cancelable sublease rentals, and other commitments, for each of the next five years and thereafter are as follows:

(in millions)	Capital Leases	Operating Leases	Other Commitments
2017	$1.7	$11.7	$52.4
2018	1.7	11.5	22.9
2019	1.5	11.0	18.3
2020	1.2	10.2	16.9
2021	—	9.1	15.2
Thereafter	—	78.0	105.4

Total	$6.1	$131.5	$231.1

Rent expense, net of sublease income, was $12.7 million, $13.5 million and $7.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 17.	Significant Customers and Geographic Information

The Company operates in a single segment, in which it provides imagery products and services to customers around the world. The Company uses common infrastructure and technology to collect, process and distribute its imagery products and provide services to all customers, and measures performance based on consolidated operating results and achievement of individual performance goals. The Company has two primary customer groups: U.S. Government and Diversified Commercial. U.S. Government revenue consists primarily of the EnhancedView SLA, other revenue and value-added services, and NextView amortization. Diversified Commercial consists of the following types of customers: DAP, location-based services, international civil government, other international defense and intelligence, energy and other industry verticals.

The following table summarizes revenue for each customer group:

	For the year ended December 31,
(in millions)	2016	2015	2014
U.S. Government	$462.2	$447.6	$395.3
Diversified Commercial	263.2	254.8	259.3

Total	$725.4	$702.4	$654.6

The following table summarizes revenue for each customer group as a percentage of total revenue:

	For the year ended December 31,
(in millions)	2016	2015	2014
U.S. Government	63.7%	63.7%	60.4%
Diversified Commercial	36.3	36.3	39.6

Total	100.0%	100.0%	100.0%

The Company classifies revenue geographically according to the customer address. Total U.S. and international sales were as follows:

	For the year ended December 31,
(in millions)	2016	2015	2014
U.S.	$521.9	$499.4	$456.8
International	203.5	203.0	197.8

Total	$725.4	$702.4	$654.6

F-A-27

Revenue percentages from all customers whose net revenue exceeded 10% of the total Company net revenue were as follows:

	For the year ended December 31,
	2016	2015	2014
U.S. Government	63.7%	63.7%	60.4%

Percentages of accounts receivable, net of allowance for doubtful accounts, for all customers whose receivable exceeded 10% of the net accounts receivable were as follows:

	As of December 31,
	2016	2015
U.S. Government (1)	30.6%	36.6%
DAP Customer (2)	16.5%	N/A

(1)	U.S. Government accounts receivable does not include amounts due from third-party U.S. Government contractors.
(2)	DAP Customer relates to an accounts receivable balance from one DAP customer as of December 31, 2016. The comparative customer accounts receivable balance was less than 10% of the net accounts receivable balance as of December 31, 2015.

NOTE 18.	Quarterly Results from Operations (Unaudited)

The following table relates to the Company’s results of operations for each quarter of the years ended December 31, 2016 and 2015. Net income available to common stockholders and earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly net income available to common shareholders and the quarterly earnings per share may not equal the total net income available to common shareholders or the total earnings per share amounts for the year, respectively.

	2016
	For the quarters Ended
(in millions, except per share amounts)	December 31,	September 30,	June 30,	March 31,
Revenue	$192.7	$181.8	$175.5	$175.4
Cost of revenue, excluding depreciation and amortization	51.9	39.9	38.1	34.5
Selling, general and administrative	49.4	46.5	42.8	46.4
Depreciation and amortization	64.7	64.6	66.9	71.0
Restructuring charges	1.1	1.0	1.6	2.9

Income from operations	25.6	29.8	26.1	20.6
Loss from early extinguishment of debt	(35.7)	—	—	—
Interest expense, net	(4.0)	(4.0)	(4.7)	(5.1)
Other income, net	0.1	—	—	—

(Loss) income before income taxes	(14.0)	25.8	21.4	15.5
Income tax benefit (expense)	5.1	(9.5)	(7.9)	(6.0)
Equity in earnings from joint venture, net of tax	(0.4)	(1.3)	(1.3)	(0.9)

Net (loss) income	(9.3)	15.0	12.2	8.6
Preferred stock dividends	(1.0)	(1.0)	(1.0)	(1.0)

Net (loss) income less preferred stock dividends	(10.3)	14.0	11.2	7.6
Income allocated to participating securities	—	(0.7)	(0.5)	(0.3)

Net (loss) income available to common stockholders	$(10.3)	$13.3	$10.7	$7.3

Basic (loss) earnings per share	$(0.17)	$0.21	$0.17	$0.11

Diluted (loss) earnings per share	$(0.17)	$0.21	$0.17	$0.11

F-A-28

	2015
	For the quarters ended
(in millions, except per share amounts)	December 31,	September 30,	June 30,	March 31,
Revenue	$181.7	$173.3	$178.0	$169.4
Cost of revenue, excluding depreciation and amortization	34.1	34.3	37.2	39.3
Selling, general and administrative	47.5	49.6	52.9	57.0
Depreciation and amortization	74.3	70.4	68.7	67.3
Restructuring charges	6.0	0.4	0.4	2.2

Income from operations	19.8	18.6	18.8	3.6
Interest expense, net	(5.3)	(5.6)	(5.4)	(12.7)
Other income, net	—	1.6	—	—

Income (loss) before income taxes	14.5	14.6	13.4	(9.1)
Income tax (expense) benefit	(3.4)	(4.6)	(5.4)	4.2
Equity in earnings from joint venture, net of tax	(0.5)	(0.4)	—	—

Net income (loss)	10.6	9.6	8.0	(4.9)
Preferred stock dividends	(1.0)	(1.0)	(1.0)	(1.0)

Net income (loss) less preferred stock dividends	9.6	8.6	7.0	(5.9)
Income allocated to participating securities	(0.4)	(0.4)	(0.3)	—

Net income (loss) available to common stockholders	$9.2	$8.2	$6.7	$(5.9)

Basic earnings (loss) per share	$0.13	$0.12	$0.09	$(0.08)

Diluted earnings (loss) per share	$0.13	$0.12	$0.09	$(0.08)

Note 19.	Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Company identified the following as non-recognized subsequent events:

WorldView-4

On November 11, 2016, the Company successfully launched WorldView-4. On February 1, 2017, WorldView-4 was placed into service and commercial operations began. The Company is evaluating the estimated useful life of the satellite, which will be completed in the first quarter of 2017.

Senior Notes

In January 2017, the Company redeemed its remaining outstanding Senior Notes for a total redemption price of $36.1 million, inclusive of accrued interest and related premium as described in Note 6 of the Notes to the Consolidated Financial Statements.

Pending Transaction with MDA

On February 24, 2017, the Company entered into a Merger Agreement with MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (“MDA”) upon which DigitalGlobe will become an indirect wholly owned subsidiary of MDA. Under the terms of the Merger Agreement, MDA will provide cash and shares of MDA common stock in exchange for the outstanding common and preferred shares of the Company at the closing date. The Merger is subject to customary closing conditions, including required regulatory approvals and shareholder approval. The Company could be required to pay a termination fee of $85 million if the Company terminates the Merger Agreement under certain circumstances. The Merger is expected to close in the

F-A-29

second half of 2017. In connection with the Merger, the Company expects to incur significant expenses such as transaction, professional services, employee-related and other costs. An estimate of those expenses cannot be made at this time.

F-A-30

SCHEDULE B

DIGITALGLOBE’S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER

ENDED MARCH 31, 2017

DigitalGlobe, Inc.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended March 31,
(in millions, except per share data)	2017	2016
Revenue	$209.7	$175.4
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	61.3	34.5
Selling, general and administrative	63.1	46.4
Depreciation and amortization	79.5	71.0
Restructuring charges	0.3	2.9

Income from operations	5.5	20.6
Interest expense, net	(9.5)	(5.1)
Loss from early extinguishment of debt	(0.5)	—

(Loss) income before income taxes	(4.5)	15.5
Income tax benefit (expense)	2.3	(6.0)
Equity in earnings from joint ventures, net of tax	—	(0.9)

Net (loss) income	(2.2)	8.6
Preferred stock dividends	(1.0)	(1.0)

Net (loss) income less preferred stock dividends	(3.2)	7.6
Income allocated to participating securities	—	(0.3)

Net (loss) income available to common stockholders	$(3.2)	$7.3

(Loss) earnings per share:
Basic (loss) earnings per share	$(0.05)	$0.11

Diluted (loss) earnings per share	$(0.05)	$0.11

Weighted average common shares outstanding:
Basic	61.7	64.9

Diluted	61.7	65.1

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

F-B-1

DigitalGlobe, Inc.

Unaudited Condensed Consolidated Balance Sheets

(in millions, except par value)	March 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$77.2	$109.3
Restricted cash	3.1	2.4
Accounts receivable, net of allowance for doubtful accounts of $1.6 and $1.6, respectively	121.5	114.6
Deferred contract costs	11.7	10.3
Prepaid and other current assets	23.3	23.8

Total current assets	236.8	260.4
Property and equipment, net of accumulated depreciation of $1,462.9 and $1,387.8, respectively	1,950.9	2,002.5
Goodwill	578.1	578.1
Intangible assets, net of accumulated amortization of $43.3 and $39.0, respectively	82.7	87.0
Long-term restricted cash	9.1	4.8
Long-term deferred contract costs	49.4	49.3
Other assets	29.6	27.8

Total assets	$2,936.6	$3,009.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14.8	$15.0
Current portion of long-term debt	12.8	47.2
Deferred revenue	84.8	86.3
Other accrued liabilities	53.7	70.7

Total current liabilities	166.1	219.2
Long-term debt, net of discount and debt issuance costs	1,240.1	1,242.1
Deferred revenue, non-current	199.2	216.9
Deferred income taxes, net, non-current	119.5	124.0
Other liabilities	37.9	34.8

Total liabilities	$1,762.8	$1,837.0

COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 0.08 shares authorized; 0.08 shares issued and outstanding at March 31, 2017 and December 31, 2016	—	—
Common stock; $0.001 par value; 250.0 shares authorized; 77.6 shares issued and 62.0 shares outstanding at March 31, 2017 and 77.0 shares issued and 61.4 shares outstanding at December 31, 2016	0.2	0.2
Treasury stock, at cost; 15.6 shares at March 31, 2017 and December 31, 2016	(342.0)	(342.0)
Additional paid-in capital	1,519.3	1,518.3
Accumulated deficit	(3.7)	(3.6)

Total stockholders’ equity	1,173.8	1,172.9

Total liabilities and stockholders’ equity	$2,936.6	$3,009.9

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

F-B-2

DigitalGlobe, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
(in millions)	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2.2)	$8.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	79.5	71.0
Stock-based compensation expense, net of capitalized stock-based compensation expense	6.6	4.0
Amortization of aerial image library, deferred contract costs and lease incentive	3.0	4.2
Write-off of debt issuance costs and debt discount	0.5	—
Deferred income taxes	(2.4)	8.2
Amortization of debt issuance costs, accretion of debt discount, and other	1.1	0.8
Changes in working capital:
Accounts receivable, net	(6.9)	(10.9)
Deferred contract costs	(5.0)	(4.4)
Other current and non-current assets	(1.8)	(3.5)
Accounts payable	0.1	2.5
Accrued liabilities	(14.6)	(9.8)
Deferred revenue	(19.2)	(11.2)

Net cash flows provided by operating activities	38.7	59.5

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(20.9)	(38.6)
Investment in joint venture	—	(7.5)

Net cash flows used in investing activities	(20.9)	(46.1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of debt and capital lease obligations	(38.3)	(1.9)
Repurchase of common stock	—	(60.9)
Value of shares surrendered to satisfy employee tax obligations	(6.8)	(1.8)
Proceeds from exercise of stock options and other	0.2	(0.9)

Net cash flows used in financing activities	(44.9)	(65.5)

Net decrease in cash, cash equivalents and restricted cash	(27.1)	(52.1)
Cash, cash equivalents and restricted cash, beginning of period	116.5	134.0

Cash, cash equivalents and restricted cash, end of period	$89.4	$81.9

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized amounts of $5.1 and $16.6, respectively	8.7	5.9
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Changes to accruals for capital expenditures, including interest, and additions to capital lease obligations	(2.4)	6.8
Non-cash preferred stock dividend accrual	(1.0)	(1.0)

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

F-B-3

NOTE 1. General Information

DigitalGlobe, Inc., together with its consolidated subsidiaries (“DigitalGlobe,” and “Company”), is a leading global provider of high-resolution Earth imagery, data and analysis. Sourced from its own advanced satellite constellation and third-party providers, DigitalGlobe’s imagery solutions and other services provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in the Company’s recently expanded Services business. Each day users depend on DigitalGlobe to better understand our changing planet in order to save lives, resources and time.

DigitalGlobe’s principal customers include U.S. and foreign governments, location-based services (“LBS”) providers, and those in energy and other industry verticals. The imagery that forms the foundation of the Company’s products, services and analysis is collected daily from DigitalGlobe’s constellation of high-resolution imaging satellites and maintained in the Company’s imagery archives (“ImageLibrary”).

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

The Unaudited Condensed Consolidated Financial Statements include the accounts of DigitalGlobe, Inc. and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

The Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In management’s opinion, all adjustments of a normal recurring nature that are necessary for a fair statement of the accompanying Unaudited Condensed Consolidated Financial Statements have been included. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or for any future period.

These Unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto included in the Company’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission. The December 31, 2016 Condensed Consolidated Balance Sheet was derived from the Company’s annual audited financial statements, but does not include all disclosures required in the annual financial statements prepared in accordance with U.S. GAAP. Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the reporting date, and amounts of revenue and expenses during the periods presented. Due to the inherent uncertainties in making estimates, actual results could differ materially from those estimates and such differences may be material to the Unaudited Condensed Consolidated Financial Statements.

F-B-4

Comprehensive Income

For the three months ended March 31, 2017 and 2016, there were no material differences between net income and comprehensive income.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Standard	Description and Impact on the Financial Statements
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	This standard is intended to reduce the diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The standard requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted-cash equivalents. Therefore, amounts generally described as restricted cash and restricted-cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company retrospectively adopted Accounting Standards Update (“ASU”) 2016-18 on January 1, 2017, and this adoption did not have a material impact on its Consolidated Financial Statements and related disclosures.

ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled. The Company adopted ASU 2016-09 on January 1, 2017, and it did not have a material impact on its Consolidated Financial Statements and related disclosures.

F-B-5

Standards Not Yet Adopted

Standard	Description

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), a new revenue recognition model that will replace nearly all existing revenue recognition guidance under U.S. GAAP. Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Topic 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is planning to adopt Topic 606, including several amendments issued by the FASB, on January 1, 2018.

The new standard permits i) retrospective adoption, under which each prior reporting period presented will be presented as if the new standard had always been applied, or ii) adoption by recognizing the cumulative effect of applying the guidance to all prior activity at the date of initial application. Management currently anticipates adopting the standard using the full retrospective method; however, the Company’s ability to do so is dependent on system readiness and whether the Company has the information necessary to apply Topic 606 to prior periods.

The Company is still in the process of evaluating the effects of adopting Topic 606. However, management has completed its initial review of the EnhancedView Contract (“EnhancedView Contract”) with the United States National Geospatial- Intelligence Agency (“NGA”), the NextView Agreement and Direct Access Program (“DAP”) contracts. Revenue from these sources represented 60.1% of DigitalGlobe’s revenue for the three months ended March 31, 2017. While the Company has not quantified the effects of anticipated changes to reflect Topic 606, the Company’s initial conclusions are summarized below:

• U.S. Government – Management expects the recognition of NextView amortization (as defined in Note 14 of the Notes to the Unaudited Condensed Consolidated Financial Statements) to differ because management believes the EnhancedView Contract would be considered a modification to the NextView Agreement. This is expected to result in NextView amortization being recognized as capacity is provided to the NGA over the term of the EnhancedView Contract as opposed to being recognized straight-line over the estimated useful life of WorldView-1.

• DAP – Under Topic 606, customer facility payments are expected to be recognized over the life of the related contract, which will be a shorter recognition period than the current practice of recognizing the payments over the longest estimated remaining useful life of the satellites accessed by the customer. In addition, while direct incremental costs incurred in the construction of the facility will continue to be deferred under the new standard, the period over which these costs are recognized may change.

F-B-6

Management will continue to evaluate Topic 606 (including how it may impact other customer contracts) and the resulting impact to the Consolidated Financial Statements through the date of adoption.

ASU 2016-02, Leases (Topic 842)	This standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new guidance also requires additional disclosure regarding leasing arrangements. This standard requires the use of a modified retrospective transition method and is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-02 will have on the Consolidated Financial Statements and related disclosures.

NOTE 3. Property and Equipment

Property and equipment consisted of the following:

(in millions)	Depreciable Life (in years)	March 31, 2017	December 31, 2016
Satellites	9 – 13	$2,681.9	$1,797.7
Construction in progress	–	16.9	948.5
Computer equipment and software	3 – 12	550.0	484.8
Machinery and equipment, including ground terminals	5 – 7	108.6	103.3
Leasehold improvements	3 – 15	51.3	51.1
Furniture, fixtures and other	5 – 7	5.1	4.9

Total property and equipment		3,413.8	3,390.3
Accumulated depreciation		(1,462.9)	(1,387.8)

Property and equipment, net		$1,950.9	$2,002.5

Depreciation expense for property and equipment, inclusive of losses on disposals of assets, was $75.2 million and $68.7 million for the three months ended March 31, 2017 and 2016, respectively.

Satellite Constellation

As of March 31, 2017, the Company operated a constellation of five in-orbit and fully commissioned satellites: GeoEye-1, WorldView-1, WorldView-2, WorldView-3, and WorldView-4. The net book value of each in-orbit satellite was as follows:

		March 31, 2017			December 31, 2016
(in millions)	Depreciable Life (in years)	Gross Carrying Amount	Accumulated Depreciation	Net Carrying Amount	Gross Carrying Amount	Accumulated Depreciation	Net Carrying Amount
GeoEye-1	9.0	$211.8	$(176.5)	$35.3	$211.8	$(165.9)	$45.9
WorldView-1	13.0	473.2	(376.7)	96.5	473.2	(370.1)	103.1
WorldView-2	13.0	463.2	(279.7)	183.5	463.2	(271.7)	191.5
WorldView-3	11.5	649.5	(141.2)	508.3	649.5	(127.1)	522.4
WorldView-4	10.5	884.2	(14.0)	870.2	—	—	—

Satellites, net		$2,681.9	$(988.1)	$1,693.8	$1,797.7	$(934.8)	$862.9

On February 1, 2017, WorldView-4 was placed into service and commercial operations began. As a result, the Company began depreciating the satellite based on its estimated useful life of 10.5 years.

F-B-7

NOTE 4. Business Acquisitions

In November 2016, the Company acquired all of the outstanding shares of The Radiant Group, Inc. for aggregate cash consideration, net of cash acquired, of $135.1 million. As a result of the transaction, the Company recognized $90.0 million of goodwill (not deductible for tax purposes), $62.1 million of acquired intangible assets and $17.0 million of net liabilities excluding cash acquired, which were primarily comprised of deferred tax liabilities. The Company’s valuation of the acquired assets and liabilities will be completed within one year of the acquisition and the actual fair values may differ significantly from these preliminary estimates.

NOTE 5. Goodwill and Intangible Assets

There have been no changes in the Company’s goodwill of $578.1 million from December 31, 2016 to March 31, 2017.

Intangible assets consisted of the following:

		March 31, 2017			December 31, 2016
(in millions)	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10 – 12	$62.5	$(10.0)	$52.5	$62.5	$(8.7)	$53.8
Technology	3 – 5	50.7	(24.7)	26.0	50.7	(22.2)	28.5
Trademarks	3	9.7	(6.1)	3.6	9.7	(5.7)	4.0
FCC licenses and other	2 – 20	3.1	(2.5)	0.6	3.1	(2.4)	0.7

Total		$126.0	$(43.3)	$82.7	$126.0	$(39.0)	$87.0

Intangible asset amortization expense was $4.3 million and $2.3 million for the three months ended March 31, 2017 and 2016, respectively.

The estimated annual amortization expense for acquired intangible assets for each of the next five years and thereafter is as follows:

(in millions)	Amount
Remainder of 2017	$12.8
2018	12.2
2019	11.4
2020	9.9
2021	9.4
Thereafter	27.0

Total	$82.7

NOTE 6. Debt

The Company’s debt obligations consist of a $1.275 billion Senior Secured Term Loan Facility (“Term Loan”) and a $200.0 million Senior Secured Revolving Credit Facility (“Revolving Credit Facility,” and together with the Term Loan, the “2016 Credit Facility”). As of March 31, 2017, the Company had not drawn any amounts under the Revolving Credit Facility. The 2016 Credit Facility requires that the Company comply with a maximum leverage ratio. The Company was in compliance with its debt covenants as of March 31, 2017.

F-B-8

In December 2016, the Company commenced a tender offer for the $600.0 million aggregate principal amount of its outstanding 5.25% senior notes due February 1, 2021 (“Senior Notes”). In January 2017, the Company completed the subsequent redemption of the remaining outstanding Senior Notes for a total redemption price of $36.1 million, inclusive of accrued interest and related premiums.

The following table provides a summary of the Company’s long-term debt:

(in millions)	March 31, 2017	December 31, 2016
Term Loan due January 15, 2024	$1,271.8	$1,275.0
Senior Notes due February 1, 2021	—	34.4

Total borrowings	1,271.8	1,309.4
Less: unamortized discounts and issuance costs	(18.9)	(20.1)

Total borrowings, net	1,252.9	1,289.3
Less: current maturities of long-term debt	(12.8)	(47.2)

Total long-term debt, net	$1,240.1	$1,242.1

The Company’s future debt payments, excluding interest payments, consisted of the following as of March 31, 2017:

(in millions)	Amount
Remainder of 2017	$9.6
2018	12.8

2019	12.8
2020	12.8

2021	12.8
Thereafter	1,211.0

Total	$1,271.8

Interest expense, net consisted of the following:

	For the three months ended March 31,
(in millions)	2017	2016
Interest	$11.5	$14.4
Accretion of debt discount, debt issuance cost amortization and line of credit fees	1.2	2.0
Capitalized interest	(3.1)	(11.2)

Interest expense	$9.6	$5.2
Interest income	(0.1)	(0.1)

Interest expense, net	$9.5	$5.1

NOTE 7. Fair Value of Financial Instruments

The fair value of long-term debt, estimated using inputs that incorporate certain active market quotations based upon trading activity among lenders as well as other indirect inputs, was $1,275.0 million and $1,310.3 million at March 31, 2017 and December 31, 2016, respectively, and is classified within Level 2 of the valuation hierarchy. Cash equivalents primarily consist of demand deposit money market accounts. The carrying values of cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value.

F-B-9

NOTE 8. Deferred Revenue

A rollforward of deferred revenue from December 31, 2016 to March 31, 2017 is as follows:

	U.S. Government			Diversified Commercial
(in millions)	Enhanced View SLA	Value- Added Services	NextView Amortization	DAP	Other	Total
December 31, 2016	$135.8	$64.1	$58.6	$37.2	$7.5	$303.2
Deferred revenue on cash collections	75.0	12.2	—	20.6	18.4	126.2
Deferred revenue recognized	(84.3)	(15.3)	(3.8)	(24.9)	(17.1)	(145.4)

March 31, 2017	$126.5	$61.0	$54.8	$32.9	$8.8	$284.0

NOTE 9. Income Taxes

The Company’s effective tax rate is estimated based upon the effective tax rate expected to be applicable for the full year. The effective tax rate for the three months ended March 31, 2017 was 51.1%, differing from the statutory federal rate of 35.0% primarily as a result of several immaterial discrete items.

NOTE 10. Stock-Based Compensation

During the three months ended March 31, 2017, the Company awarded 0.9 million unvested restricted stock units at an average grant date fair value of $29.83 per share. Of this amount, 0.3 million stock units represent performance shares that are subject to service, performance and market vesting conditions with an average grant date fair value of $33.73 per share. The Company did not grant any stock options during the three months ended March 31, 2017.

Stock-based compensation expense, net of amounts capitalized to assets under construction, was $6.6 million and $4.0 million during the three months ended March 31, 2017 and 2016, respectively.

As of March 31, 2017, unrecognized compensation expense related to unvested restricted stock awards and units, including those subject to service, performance and market vesting conditions, was $47.3 million, net of estimated forfeitures, to be recognized over a weighted-average remaining vesting period of 2.7 years.

As of March 31, 2017, the number of options outstanding and exercisable were 1.2 million at a weighted-average exercise price of $20.57 per share.

Certain participants elect to have the Company withhold shares to pay for minimum taxes due at the time their restricted stock vests. The value of shares surrendered to satisfy employee tax obligations was $6.8 million and $1.8 million for the three months ended March 31, 2017 and 2016, respectively.

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NOTE 11. (Loss) Earnings Per Share

The following table sets forth the computations of basic and diluted (loss) earnings per share:

	For the three months ended March 31,
(in millions, except per share data)	2017	2016
(Loss) earnings per share:
Net (loss) income	$(2.2)	$8.6
Preferred stock dividends	(1.0)	(1.0)

Net (loss) income less preferred stock dividends	(3.2)	7.6
Income allocated to participating securities	—	(0.3)

Net (loss) income available to common stockholders	$(3.2)	$7.3

Basic weighted average number of common shares outstanding	61.7	64.9
Weighted-average common share equivalents from stock options, restricted stock and convertible preferred stock	—	0.2

Diluted weighted average number of common shares outstanding	61.7	65.1

(Loss) earnings per share:
Basic	$(0.05)	$0.11

Diluted	$(0.05)	$0.11

The potential common shares from the conversion of Series A Convertible Preferred Stock that were excluded from the computation of diluted earnings per share, due to their anti-dilutive impact on weighted common share equivalents, were 3.1 million for each of the three months ended March 31, 2017 and 2016.

Due to the Company’s net loss for the three months ended March 31, 2017, potentially dilutive shares were not included in the calculation of diluted loss per share as their effect would have been anti-dilutive. The number of stock options and unvested restricted stock awards and units that were excluded from the computation of diluted earnings per share because they were assumed to be repurchased under the treasury stock method was 2.6 million for the three months ended March 31, 2016.

NOTE 12. Related-Party Transactions

In the ordinary course of business, the Company is involved in related-party transactions with its equity method investees.

In June 2012, the Company made a small investment in a joint venture in China. The Company sold $2.0 million and $2.2 million in products and services to the joint venture for the three months ended March 31, 2017 and 2016, respectively. Amounts owed to the Company by the joint venture at March 31, 2017 and December 31, 2016 were $2.9 million and $3.6 million, respectively.

In May 2015, in exchange for a 50% equity interest in a joint venture, Vricon, Inc., the Company committed to provide imagery to the joint venture from the Company’s ImageLibrary on an ongoing basis for the purpose of producing photo-realistic three-dimensional products and digital elevation models. Upon formation, the Company contributed $5.0 million in the form of a note receivable to the joint venture, which is due May 2018. The Company provided $7.5 million in equity financing to the joint venture during the first quarter of 2016 and provided an additional $2.5 million during the third quarter of 2016.

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NOTE 13. Commitments and Contingencies

The Company enters into agreements in the ordinary course of business with resellers and others. Most of these agreements require the Company to indemnify the other party against third-party claims alleging that one of the Company’s products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require the Company to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by the Company, its employees, agents or representatives.

In addition, the Company has made guarantees regarding the performance of its systems to its customers. Some of these agreements do not limit the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates potential losses from such indemnification based on the likelihood that the future event will occur. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such indemnification and guarantees in the Company’s financial statements.

The Company has entered into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to entering into contracts for its products and services from certain customers in foreign countries. These agreements are designed to return economic value to the foreign country and may be satisfied through activities that do not require a direct cash payment, including transferring technology, providing manufacturing, training and other consulting support to in-country projects. These agreements may provide for penalties in the event the Company fails to perform in accordance with offset requirements. The Company has historically not been required to pay any such penalties.

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the amounts of losses and other costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 14. Significant Customers and Geographic Information

The Company operates in a single segment, in which it provides imagery products and services to customers around the world. The Company uses common infrastructure and technology to collect, process and distribute its imagery products and provide services to all customers, and measures performance based on consolidated operating results and achievement of individual strategic objectives and performance goals.

The Company has two primary customer groups: U.S. Government and Diversified Commercial. U.S. Government revenue consists primarily of the EnhancedView Service Level Agreement (“EnhancedView SLA”) with the NGA, other revenue and value-added services, and amortization of payments received from the NGA to offset the construction costs of WorldView-1 under the NextView agreement (“NextView amortization”). Diversified Commercial consists of the following types of customers: DAP, LBS, international civil government, other international defense and intelligence, energy and other industry verticals.

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The following table summarizes revenue for each customer group:

	For the three months ended March 31,
(in millions)	2017	2016
U.S. Government	$138.3	$110.3
Diversified Commercial	71.4	65.1

Total	$209.7	$175.4

The Company classifies revenue geographically according to the customer address. U.S. and international sales were as follows:

	For the three months ended March 31,
(in millions)	2017	2016
U.S.	$152.4	$121.6
International	57.3	53.8

Total	$209.7	$175.4

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SCHEDULE C

THE CHARTER OF THE AUDIT COMMITTEE

(See Attached)

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DIGITALGLOBE, INC.

AUDIT COMMITTEE CHARTER

A. Introduction

The executive management of DigitalGlobe, Inc. (“Company”) is primarily responsible for the completeness and accuracy of the Company’s financial reporting and the adequacy of its internal financial and operating controls. The Company’s Board of Directors (“Board”) has responsibility to oversee management’s exercise of these responsibilities. To assist the Board, the Company has established, through its Amended and Restated Bylaws (“Bylaws”), an Audit Committee (“Committee”) whose authority and responsibilities are described by this Charter.

B. Purpose

This Charter is created in order to define the Committee’s objectives, the range of its authority, the scope of its activities and its duties and responsibilities. It is intended to give Committee members, management, and the Auditor a clear understanding of their respective roles. For purposes of this Charter, the “Auditor” is any registered independent public accountant retained by the Company for the purpose of preparing or issuing an audit report on the financial statements of the Company or performing other audit, review or attest services for the Company.

The purpose of the Committee is to assist the Board in overseeing:

•	the accounting and financial reporting processes of the Company;

•	the integrity of the Company’s financial statements and systems of internal controls and disclosure controls;

•	the audits of the Company’s financial statements;

•	the appointment, compensation, retention and work of the Auditor;

•	the Auditor’s qualifications and independence;

•	the performance of the Company’s internal audit function and Auditor;

•	the Company’s compliance with legal and regulatory requirements; and

•	the Company’s code of ethics and business conduct, which is a written code of ethics applicable to the Company’s senior financial officers and other employees as required by the U.S. Securities and Exchange Commission (“SEC”).

The Committee shall also serve as the Company’s Qualified Legal Compliance Committee (“QLCC”) within the meaning of SEC requirements dealing with standards of professional conduct for attorneys.

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In carrying out its responsibilities, the Committee will maintain and facilitate free and open communication between the Board, the Auditor and the financial and executive management of the Company.

The Committee’s responsibilities under this Charter do not relieve the Company’s management of its responsibilities for (a) preparing the Company’s financial statements so that they comply with generally accepted accounting principles (“GAAP”) and fairly represent the Company’s financial condition, results of operations and cash flows; (b) issuing financial reports that comply with the requirements of the SEC; and (c) establishing and maintaining adequate internal control structures and procedures for financial reporting.

C. Size, Composition and Term of Appointment

1. The Committee shall be comprised of three or more members of the Board as determined by the

Board, each of whom must meet the qualification criteria set forth in the Company’s corporate governance standards for the Board and as required by the New York Stock Exchange (“NYSE”), the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC at all times during his or her tenure on the Committee.

2. The members of the Committee shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee shall be an “audit committee financial expert”, as defined by the SEC, who shall have all of the following attributes: (a) an understanding of GAAP and financial statements; (b) the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves; (c) experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience in actively supervising one or more persons engaged in such activities; (d) an understanding of internal control over financial reporting; and (e) an understanding of audit committee functions. An audit committee financial expert must have acquired these attributes through any one or more of the following: (a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor, or other person performing similar functions; (c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (d) other relevant experience.

3. The Board shall annually appoint the Committee’s chairperson and members on the recommendation of the Governance and Nominating Committee. Each member shall serve at the pleasure of the Board for such term as the Board may decide or, with respect to an individual Committee member, until such Committee member is no longer a Board member.

4. Notwithstanding any designation as an “audit committee financial expert,” each member of the Committee is expected to contribute significantly to the work of the Committee. Moreover, designation as an “audit committee financial expert” will not increase the duties, obligations or liability of the designee as compared to the duties, obligations and liability imposed on any other member of the Committee or of the Board.

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5. Committee members shall not simultaneously serve on the audit committees of more than two other public companies without prior approval from the Board.

D. Meetings

1. The Committee will meet on a quarterly basis and special meetings may be called by the Chairman of the Committee or any Committee member when circumstances require.

2. Minutes of Committee meetings will be prepared and distributed to Committee members and approved at subsequent meetings. Final minutes of all Committee meetings shall be sent to the corporate secretary of the Company for safekeeping with the Company’s records.

3. The Committee will be governed by the same rules regarding meetings, actions without meetings, notice, waiver of notice, and quorum and voting requirements that are applicable to the Board. However, the Committee is authorized to adopt its own rules of procedure not inconsistent with any provision of this Charter, the Bylaws of the Company, or the laws of the State of Delaware.

4. The Committee will periodically meet separately with management, with internal auditors (or other personnel responsible for the internal audit function) and with the Auditor.

E. Authority/Oversight by the Board of Directors

1. The Committee derives its authority from the Bylaws of the Company. The Committee’s direct reporting relationship is to the Board.

2. The Committee will report its activities to the full Board on a regular basis so that the Board is kept informed of the Committee’s activities on a current basis. The Committee will perform all duties determined by the Board.

3. The Committee is authorized to have full and unrestricted access to all personnel, records, operations, properties, and other information and resources of the Company as required to discharge its duties and responsibilities properly. The Committee has the authority to direct and supervise an investigation into any matter within the scope of its duties.

F. Outside Advisors/Funding

1. The Committee has the authority, in its sole discretion, to engage independent counsel and other advisors as it deems necessary to carry out its duties. The Company shall provide for the appropriate funding, as determined by the Committee, for payment of (i) compensation to any such counsel and other advisors engaged by the Committee, (ii) compensation to the Auditor for the purpose of rendering or issuing an audit report or performing other audit, review, or attest services, and (iii) ordinary administrative expenses necessary or appropriate in carrying out its duties.

2. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company, and the Committee will take all necessary steps to preserve the privileged nature of those communications.

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G. Independent Public Accountant (Auditor)

1. The Auditor will report and be accountable directly to the Committee.

2. The Committee will be directly responsible for the appointment, approval of compensation, retention and oversight of the work of the Auditor. In addition, the Committee may propose that the engagement of the Auditor be submitted for stockholder ratification in the proxy statement.

3. Where appropriate, the Committee will replace the Auditor.

4. The Committee will review with management the qualifications, performance, independence, appointment and/or termination of the Auditor.

5. The Committee will attempt to resolve disagreements between management and the Auditor regarding financial reporting.

6. The Committee will obtain at least annually from the Auditor and review a report describing:

a.	The Auditor’s internal quality-control procedures;

b.	Any material issues raised by the most recent internal quality-control review, or peer review, of the Auditor, or by any inquiry or investigation by any governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the Auditor, and any steps taken to deal with any such issues; and

c.	All relationships between the Auditor and the Company (including a description of each category of services provided by the Auditor to the Company and a list of the fees billed for each such category).

The Committee should present its conclusions with respect to the above matters, as well as its review of the lead partner of the Auditor, and its views on whether there should be a regular rotation of the Auditor, to the Board.

7. The Committee will evaluate the independence of the Auditor by, among other things:

a.	Monitoring compliance by the Auditor with the audit partner rotation requirements of the SEC;

b.	Monitoring compliance by the Company of the employee conflict of interest requirements of the SEC; and

c.	Engaging in a dialogue with the Auditor to confirm that audit partner compensation is consistent with the requirements of the SEC.

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8. The Committee will review and discuss with the Auditor its annual audit plan, including the timing and scope of audit activities, and monitor such plan’s progress and results during the year. The Committee will also review with management and the Auditor the annual audit scope and approach.

H. Pre-Approval of Services

1. The Committee will give prior approval of all audit services, audit-related services and permissible non-audit services, such as tax services, to be provided by the Auditor (or will subsequently approve non-audit services in those circumstances where a subsequent approval is necessary and permissible). In this regard, the Committee shall have the sole authority to approve the hiring of the Auditor and the terms of all engagements, including fees.

2. The Committee may delegate to one or more of its members the authority to grant pre-approvals. In connection with such delegation, the Committee may establish pre-approval policies and procedures, including the requirement that the decisions of any member to whom authority is delegated shall be presented to the full Committee at each of its scheduled meetings.

I. Financial Statements and Control Processes

1. The Committee will direct the Auditor to review or audit, as applicable, the Company’s interim and annual financial statements to be included in quarterly and annual reports filed with the SEC on Form 10-Q and Form 10-K, respectively, using professional standards and procedures for conducting such reviews and audits.

2. The Committee will review and discuss with management and the Auditor the quarterly unaudited financial statements and the results of the Auditor’s review thereof and, following such review, the Committee will recommend to the Board whether the financial statements should be included in the Company’s report filed with the SEC on Form 10-Q. The Committee will also review the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (“MD&A”) proposed for inclusion in the Company’s report to be filed with the SEC on Form 10-Q.

3. The Committee will review and discuss with management and the Auditor the annual audited financial statements, the results of the Auditor’s audit thereof, and the MD&A disclosures proposed for inclusion in the Company’s annual report to be filed with the SEC. Following such review, the Committee will recommend to the Board whether the annual audited financial statements should be included in the Company’s report filed with the SEC on Form 10-K.

4. The Committee will discuss with the Auditor the matters required to be discussed by Auditing Standard No. 16 adopted by the Public Company Accounting Oversight Board, as it may be revised or supplemented from time to time, including the selection and changes in significant accounting policies, critical accounting policies and areas requiring significant estimation and management judgment, significant audit adjustments, and material weaknesses in internal controls.

5. The Committee will review and discuss with management the Company’s earnings press releases, including the use of “pro-forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. The chairperson of the Committee may represent the entire Committee for purposes of this review.

F-C-6

6. The Committee will consider written reports and oral communications by the Auditor relating to (i) critical accounting policies and practices, including any significant changes in the Company’s selection or application of accounting principles (ii) alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor, (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements and (iv) other material written communications between the Auditor and management, such as any management letter or schedule of unadjusted differences.

7. The Committee will periodically review with management and the Auditor their assessments of the adequacy of the Company’s internal controls and disclosure controls, and the resolution of identified material weaknesses and reportable conditions in such controls.

8. The Committee will review disclosures made to the Committee by the Company’s chief executive officer and chief financial officer during their certification processes for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

J. Private Discussions

The Committee will meet privately with the Auditor at least annually.

K. Internal Audit Function

The Committee shall review as often as it deems necessary but at least annually: (a) the internal audit charter, annual audit plan, activities and organizational structure of the internal audit function; (b) the qualifications and operational independence of the internal audit function and, when necessary, participate in the appointment, replacement, reassignment, or dismissal of the Company’s director of internal audit; and (c) the effectiveness of the internal audit function including compliance with the

Institute of Internal Auditors’ (IIA) Standards for the Professional Practice of Internal Auditing.

L. Post-Audit Review

1. The Committee will review with management and the Auditor the results of each independent audit, including any qualifications of the Auditor’s opinion, any related management letter, any significant suggestions for improvements made by the Auditor, and management’s responses to recommendations made by the Auditor in connection with the audit.

2. The Committee will review with management and the Auditor the annual management letter comments and management’s responses to each.

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3. The Committee will review with the Auditor any audit problems or difficulties and management’s response, including restrictions on the scope of the Auditor’s activities or access to information and any accounting adjustments that were noted or proposed by the Auditor but were not made.

M. Oversight of Risk Management

The Committee will periodically discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s related risk assessment and risk management policies.

N. Legal Matters

The Committee will periodically review with the Company’s General Counsel any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations, and any inquiries or communications received from regulatory or governmental agencies. The Committee will make inquiries of the Company’s outside legal counsel as the situation warrants.

O. Related Party Transactions

The Committee will conduct an appropriate review for potential conflict of interest situations of all proposed related party transactions for which audit committee approval is required by applicable law or the rules of the NYSE.

P. Business Conduct

1. The Committee will review periodically management’s oversight of the Company’s policies and procedures regarding compliance with law and with significant corporate policies, including the Company’s code of ethics and business conduct, and make recommendations to the Board concerning these matters.

2. The Committee will perform such functions as may be assigned to it from time to time by the Board through its adoption and revision of the Company’s code of ethics and business conduct.

Q. Complaints

The Committee will establish procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

R. Qualified Legal Compliance Committee

1. The Committee will receive, review, and take appropriate action with respect to any report made or referred to it by an attorney of evidence of a material violation of federal or state securities law or a material breach of a fiduciary duty under federal or state law or a similar material violation of state or federal law by the Company or any of its officers, directors, employees, or agents.

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2. Upon receipt of such a report, the Committee shall have the duty and responsibility:

a. to inform the Company’s General Counsel and chief executive officer of such report, unless such notification would be futile;

b. to determine whether an investigation is necessary regarding such report and, if it determines an investigation is necessary or appropriate, to notify the Board; initiate an investigation, which may be conducted either by the General Counsel or by outside attorneys; and retain such additional expert personnel as the Committee deems necessary;

c. at the conclusion of any such investigation, to recommend that the Company implement an appropriate response to evidence of a material violation, and inform the General Counsel and the chief executive officer and the Board of the results of any such investigation and the appropriate remedial measures to be adopted; and

d. The Committee shall have the authority and responsibility to take all other appropriate action, including the authority to notify the SEC in the event that the Company fails in any material respect to implement an appropriate response that the QLCC has recommended.

S. Other Responsibilities

1.	The Committee will periodically review the status of significant tax matters affecting the Company and the Company’s cash management, foreign exchange management, and investment management policies. To the extent not inconsistent with SEC or NYSE rules, these reviews may from time to time be undertaken by the Board, provided that a majority of the members of the Committee are present.

2.	The Committee will prepare a report to the Company’s stockholders for inclusion in the Company’s annual proxy statement as required by the rules and regulations of the SEC, as they may be amended from time to time.

3.	The Committee will perform any other activities required by applicable law, rules or regulations, including the rules of the SEC and any stock exchange or market on which the Company’s securities may be listed from time to time, and perform such other activities that are consistent with this Charter, the Company’s Bylaws and governing laws, as the Committee or the Board deems necessary or appropriate.

4.	The Committee shall set clear hiring policies or employees or former employees of the Auditor.

5.	The Committee shall annually perform an evaluation of the performance of the Committee.

6.	The Committee will annually review and assess the effectiveness of this Charter.

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T. Ethical, Legal and Regulatory Compliance

The Committee shall confirm that management has a review system in place to maximize the likelihood that the Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy applicable legal requirements.

Amended October 22, 2014

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APPENDIX G

INFORMATION CONCERNING MACDONALD, DETTWILER AND ASSOCIATES LTD.

The following information about MDA should be read in conjunction with the documents incorporated by reference into this “Appendix G – Information Concerning MacDonald, Dettwiler and Associates Ltd.” and the information concerning MDA appearing elsewhere in the Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix G – Information Concerning MacDonald, Dettwiler and Associates Ltd.” shall have the meaning ascribed to them in the Management Information Circular.

The terms “we,” “our,” “us” and “MDA” as used in this Appendix G refer collectively to MacDonald, Dettwiler and Associates Ltd. and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within MDA.

GENERAL

Corporate Overview

MDA was incorporated on February 3, 1969 by letters patent under the Canada Corporations Act. MDA was subsequently continued under the Canada Business Corporations Act on May 3, 1976. On December 22, 1999, MDA amalgamated with MacDonald, Dettwiler Holdings Inc., and continued as MDA. On May 16, 2016, MDA was continued under the Business Corporations Act (British Columbia).

The registered office of MDA is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, and the principal place of business and corporate head office is located at One Embarcadero Center, Suite 500, San Francisco, California 94111. MDA’s telephone number is 1-415-315-1550 and its website is www.mdacorporation.com.

Business of MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, MDA conducts a significant amount of advanced technology development. MDA’s established global customer base is served by more than 4,800 employees operating from 11 locations in the United States, Canada, and internationally.

In the Communications sector, MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. MDA is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this sector are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

In the Surveillance and Intelligence sector, MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. MDA is a leading supplier of space-based and airborne surveillance solutions, imaging satellite ground systems, geospatial information services, and associated support services. MDA also supplies robotic systems for the space and terrestrial markets.

MDA’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle.

MDA’S DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this Appendix G, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in Appendix G or in any other subsequently filed document that is also incorporated by reference in this Management Information Circular.

The following documents of MDA are specifically incorporated by reference into and form an integral part of this Appendix G:

1.	annual information form of MDA dated March 29, 2017 for the year ended December 31, 2016;

2.	audited consolidated financial statements of MDA and accompanying notes for the years ended December 31, 2016 and 2015 and the auditors’ report thereon;

3.	unaudited condensed consolidated interim financial statements of MDA for the three months ended March 31, 2017;

4.	management’s discussion and analysis of financial condition and results of operations of MDA for the year ended December 31, 2016;

5.	management’s discussion and analysis of financial condition and results of operations of MDA for the three months ended March 31, 2017;

6.	material change report of MDA filed on March 2, 2017 announcing the entering into of the Merger Agreement; and

7.	agreement and plan of merger, dated as of February 24, 2017, by and among DigitalGlobe, MDA, Holdings and Merger Sub, as it may be amended.

Any documents of the type referred to above, any audited annual consolidated financial statements, unaudited interim consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations, any material change reports (except confidential material change reports) and business acquisition reports filed by MDA with the various securities commissions or similar authorities in Canada, which will subsequently be filed by MDA on SEDAR, after the date of the Management Information Circular and prior to the Effective Time, shall be deemed to be incorporated by reference into this Appendix G.

The foregoing documents may be viewed on SEDAR at www.sedar.com and are also available on request without charge from MDA’s Corporate Secretary by sending a written request to 200 Burrard Street, Suite 1570, Vancouver, British Columbia, Canada V6C 3L6.

CONSOLIDATED CAPITALIZATION

No material change in the consolidated capitalization of MDA has occurred since March 31, 2017. As of the close of business on the MDA Record Date, 36,436,775 MDA Common Shares were issued and outstanding.

PRIOR SALES

MDA has not sold or issued any MDA Common Shares, or securities convertible into MDA Common Shares, during the twelve month period ending prior to the date of the Management Information Circular, other than as follows:

Date	Type of Security Issued	Number of Securities Issued	Average Issuance/ Exercise Price per Security
2017
June(1)	Common Shares(2)	Nil	Nil
May	Common Shares(2)	1,282	65.97
May	Common Shares(3)	6,419	53.35
April	Common Shares(2)	3,455	69.37
April	Common Shares(3)	5,739	59.03
March	Common Shares(2)	3,043	66.20
March	Common Shares(3)	11,721	59.17
February	Common Shares(3)	7,509	56.60
January	Common Shares(2)	2,174	68.96
January	Common Shares(4)	392	69.13
January	Common Shares(3)	8,047	62.73

2016
December	Common Shares(3)	8,716	57.18
November	Common Shares(4)	5,832	76.11
November	Common Shares(3)	6,783	60.22
October	Common Shares(3)	5,446	65.06
September	Common Shares(2)	178	80.84
September	Common Shares(3)	6,851	68.47
August	Common Shares(2)	42,013	87.25
August	Common Shares(3)	4,486	74.25
July	Common Shares(3)	4,397	72.19
June	Common Shares(2)	3,953	85.91
June	Common Shares(3)	5,987	70.82

(1)	Through June 21, 2017.
(2)	Issued from treasury upon exercise of previously issued share appreciation rights under the long-term incentive plans.
(3)	Issued from treasury under the employee share purchase plan (“ESPP”). Under the terms of the ESPP, employees can purchase MDA Common Shares at 85% of the market value of the MDA Common Shares.
(4)	Issued from treasury upon exercise of previously issued deferred share units under the deferred share unit plan.

TRADING PRICE AND VOLUME

On February 16, 2017, the last trading day on which the MDA Common Shares traded prior to the announcement by MDA and DigitalGlobe that they were in preliminary discussions regarding a merger, the closing price of the MDA Common Shares on the TSX was C$73.40. On February 23, 2017,

the last trading day on which the MDA Common Shares traded prior to announcement of the Merger, the closing price of the MDA Common Shares on the TSX was C$69.00. On May 25, 2017, the closing price of the MDA Common Shares on the TSX was C$62.89.

The table below sets forth, for the periods indicated, the closing day trading price ranges and aggregate volume for MDA Common Shares as reported on the TSX. Numbers have been rounded to the nearest whole cent.

Date	High (C$)	Low (C$)	Aggregate Volume
2017
June (through June 21)	64.08	62.72	1,798,400
May	66.80	62.70	4,111,000
April	71.00	67.40	2,667,200
March	70.25	65.18	4,581,400
February	74.11	63.96	3,732,500
January	75.19	66.65	2,027,900

2016
December	67.94	64.17	2,165,000
November	76.11	69.73	2,378,300
October	80.07	76.31	1,213,500
September	87.05	79.68	1,737,400
August	89.08	85.17	1,282,000
July	85.64	81.76	1,164,300
June	87.10	82.52	1,614,100

DIVIDENDS OR DISTRIBUTIONS

The dividends declared by MDA in the period of January 1, 2014 to June 21, 2017 are set out in the table below:

Date Declared/Announced	Dividend per Security (C$)	Payment Date
February 25, 2014	0.65	March 31, 2014
July 30, 2014	0.65	September 30, 2014
February 25, 2015	0.37	March 31, 2015
May 4, 2015	0.37	June 30, 2015
July 30, 2015	0.37	September 30, 2015
October 26, 2015	0.37	December 31, 2015
February 24, 2016	0.37	March 31, 2016
May 4, 2016	0.37	June 30, 2016
July 28, 2016	0.37	September 30, 2016
November 1, 2017	0.37	December 30, 2016
February 23, 2017	0.37	March 31, 2017
May 2, 2017	0.37	June 30, 2017

RISK FACTORS

Details concerning risk factors in respect of MDA, MDA’s business and the Merger and other transactions contemplated by the Merger Agreement can be found under the heading “Risk Factors” in the Management Information Circular and in MDA’s annual information form dated March 29, 2017 for the year ended December 31, 2016.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of MDA are KPMG LLP, PO Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3. The transfer agent and registrar for MDA Common Stock is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario and the co-transfer agent and co-registrar in the United States will be Computershare Trust Company, N.A. at its principal office at 250 Royall Street, Canton, Massachusetts 02021.

AVAILABLE INFORMATION

MDA files reports and other information with the securities commissions or similar authorities of each of the provinces of Canada, including the documents incorporated by reference herein. These reports, information and documents are available to the public free of charge electronically on SEDAR at www.sedar.com or may be obtained on request without charge by contacting MDA’s Corporate Secretary by sending a written request to 200 Burrard Street, Suite 1570, Vancouver, British Columbia, V6C 3L6.

ANNEX A

ANNUAL AND SPECIAL MATTERS

The following information about MDA should be read in conjunction with the information concerning MDA appearing elsewhere in the Management Information Circular. Capitalized terms used but not otherwise defined in this Annex A shall have the meanings ascribed to them in the Management Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The MDA Board is committed to ensuring that MDA has an effective corporate governance system which adds value and assists the Company in achieving its objectives. To this end, the Company has designed governance practices to be consistent with these objectives. The Governance and Nominating Committee is responsible for ensuring that MDA addresses all relevant corporate governance issues. The Governance and Nominating Committee makes recommendations regarding the compliance of the Company’s practices with the corporate governance guidelines set forth in National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and oversees disclosure obligations related thereto.

MDA acknowledges the benefits received by the Company, the MDA Shareholders and the business community in general from the disclosure of corporate governance practices and is committed to an ongoing process of disclosure and implementation of the Guidelines, where appropriate.

The Company’s disclosure of corporate governance practices pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices is set out in Annex A-1 to this Annex A in the form required by Form 58-101F1 – Corporate Governance Disclosure.

The following information highlights the structures and processes of corporate governance at MDA. It should be read together with Annex A-1 to this Annex A.

Responsibility of the MDA Board

The MDA Board assumes responsibility for the stewardship of the Company and the enhancement of shareholder value.

Composition of the MDA Board

All of the directors, with the exception of Mr. Lance, the President and Chief Executive Officer (“CEO”) of the Company, are independent within the meaning of the Guidelines. Mr. Friedmann, the former President and CEO of the Company and member of the MDA Board, resigned from the MDA Board on January 13, 2017.

Messrs. Lance, Phillips, Chookaszian, Kehler, Kenning and Zahler are directors of public companies other than the Company. See the section entitled “Annual Election of Directors” for further details.

Each year the MDA Board, either through an outside consultant or on its own, with the assistance of the Governance and Nominating Committee, formally reviews its own performance, the performance of each committee of the MDA Board, the performance of the Chair of the MDA Board and, with the assistance of the Human Resources and Management Compensation Committee (the “Compensation Committee”), the performance of the CEO. In addition, a formal process of individual director peer assessment has been adopted.

In Camera Meetings without Management

Before or after every meeting of the MDA Board, the non-management directors meet in camera and under the chairmanship of the Chair, without the presence of management.

Risk Management

While the MDA Board is responsible to review and assess the major risks facing MDA and to review, approve and monitor the Company’s approach to addressing such risks, the Company’s management is charged with identifying and managing risk. The Company has robust internal processes and a strong internal control environment to identify and manage risks and to communicate with the MDA Board on these issues through senior management. These include an enterprise risk management program, disclosure committee meetings, a Code of Ethics, rigorous product quality standards and processes which are ISO compliant, a foreign corrupt practices policy, and a comprehensive internal and external audit process. The MDA Board and its Audit Committee regularly monitor and evaluate the effectiveness of the internal controls and the risk management program. Management communicates routinely with the MDA Board and the Audit Committee on the significant risks identified and how they are being managed. The MDA Board implements its risk oversight function both as a whole and through the Audit Committee and the Compensation Committee. The Audit Committee oversees risks related to the Company’s financial statements, the financial reporting process, accounting, audit and legal matters, the internal audit function, the Company’s Code of Ethics, the foreign corrupt practices policy, and the ethics hotline. The Compensation Committee oversees any risk related to compensation, including practices related to equity programs and other executive or Company-wide incentive programs.

The MDA Board regularly engages in discussion of financial, legal, technology, economic and other risks. To the extent the Audit Committee or Compensation Committee identifies any material risks or related issues, the risks or issues are addressed with the full MDA Board. Because overseeing risk is an ongoing process and inherent in the Company’s strategic decisions, the MDA Board also discusses risk in relation to specific proposed actions.

Audit Committee

The Audit Committee consisted of five directors to May 4, 2016 and four directors subsequent thereto. All of the members of the Audit Committee were and are independent and none receives, directly or indirectly, any compensation from the Company other than for service as a member of the MDA Board and its committees. The Audit Committee acts on behalf of the MDA Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. The Audit Committee has an oversight role for assuring that the Company’s financial statements fairly present the consolidated financial position of the Company and the results of its operations. The Audit Committee reviews other matters relating to the financial position of the Company as it sees fit and recommends the appointment, change or reappointment of the external auditor. The Audit Committee meets with the internal auditor at each Audit Committee meeting and the internal auditor reports to the Chair of the Audit Committee. The Audit Committee meets in camera with the external auditor at each Audit Committee meeting. It also reviews and approves the non-audit services provided by the external auditor. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor. The Audit Committee is also responsible for overseeing the Company’s ethics hotline. The Audit Committee meets in camera at each meeting.

In addition, all members of the Audit Committee were and are financially literate. The Audit Committee met five times in 2016.

The Audit Committee Charter is included as Schedule II to the Company’s most recent Annual Information Form, which can be accessed at www.sedar.com.

Governance and Nominating Committee

The Governance and Nominating Committee consisted of 4 directors to May 15, 2016, 5 directors from May 16, 2016 to January 13, 2017, and 4 directors subsequent thereto. Mr. Friedmann was a member of the Governance and Nominating Committee from May 16, 2016 to January 13, 2017. Following Mr. Friedmann’s resignation from the MDA Board in January 2017, all members of the Governance and Nominating Committee are now independent. The Governance and Nominating Committee ensures that an effective and efficient approach to corporate governance is developed and implemented and that the MDA Board is comprised of individuals with skills, expertise and competency that are necessary for, and of assistance to, the MDA Board. The Governance and Nominating Committee assesses the effectiveness of corporate governance at MDA and makes recommendations accordingly. The Governance and Nominating Committee regularly: reviews the mandates and terms of reference of the MDA Board, committees and Chair of the MDA Board; reviews and updates the MDA Board competency matrix; oversees and reports to the MDA Board on the annual director evaluation processes; reviews the skills and expertise recommended for the MDA Board based on continuing or proposed changes to the business of the Company and its subsidiaries; reviews and recommends to the MDA Board policies that govern size and composition of the MDA Board; recommends nominees for election to the MDA Board; and assists in determining the composition of committees of the MDA Board in consultation with the Chair of the MDA Board. The Governance and Nominating Committee conducts a robust review of the MDA Board composition and regularly searches for and considers candidates for addition to the MDA Board to provide expertise or experience which would enhance the MDA Board’s effectiveness. If issues are disclosed as part of the directors’ evaluation process, the Chair of the Governance and Nominating Committee, together with the Chair of the MDA Board, may determine the steps necessary to remedy or deal with such issues. The amount and form of director compensation are also reviewed by the Governance and Nominating Committee, with any resultant recommendations made to the MDA Board. The Governance and Nominating Committee meets in camera at each meeting. The Governance and Nominating Committee met three times in 2016.

Board Diversity

The Governance and Nominating Committee annually reviews the composition of the MDA Board, giving careful consideration to factors such as age, ethnicity, gender, geographies, competencies and experience. The MDA Board considers candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Governance and Nominating Committee will take into account diversity considerations such as gender, age and ethnicity and similar factors, with a view to ensuring the MDA Board benefits from a broad range of perspectives and relevant experience.

The MDA Board approved a written board diversity policy in February 2016. Consideration of the number of women on the MDA Board, along with other diversity attributes, is an important component of the selection process of nominees for election to the MDA Board and the recruitment of new candidates for MDA Board membership. The policy does not include a target number or percentage of women on the MDA Board because candidates for the MDA Board are selected on merit. The MDA Board is committed to an identification and nomination process that will identify qualified women candidates and the MDA Board’s commitment to this process is shown in the nominees proposed for the MDA Board. The Governance and Nominating Committee completed a comprehensive review of MDA Board composition and succession at its October 2016 meeting.

Director Orientation and Continuing Education

New directors are provided with corporate and other information required to familiarize themselves with the Company and its subsidiaries, including the organization and operations thereof. The orientation program includes presentations by officers or senior management on the Company’s organizational structure and the nature and operation of the businesses of the Company and its subsidiaries, and a review with the Chair on the role of the MDA Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. Three new Directors, Mr. Howard Lance, Ms. Joanne Isham and Mr. C. Robert Kehler, were added to the MDA Board in 2016. Ms. Lori Garver was added to the MDA Board in 2015.

The Company has a formal program to annually keep the Governance and Nominating Committee members abreast of key legal and governance matters relevant to the operations of the Company and its subsidiaries, and to their roles as directors. Several presentations were made to the MDA Board throughout 2016 relating to the Company’s reorganization designed to expand access to the U.S. government market. These included presentations related to governance matters. At the October 26, 2016 meeting, the Governance and Nominating Committee met with legal counsel and reviewed and discussed current governance matters relevant to the Company and proposed regulatory related governance changes that may impact the Company. The Governance and Nominating Committee regularly updates the MDA Board on these matters. As part of continuing education, senior management of the Company makes regular presentations to the MDA Board on the main areas of the Company’s business and issues relating thereto, and existing directors are invited to any orientation presentations for new directors. The MDA Board is provided with reading materials on industry specific matters. MDA Board meetings are scheduled at subsidiary business sites from time to time, which generally include a tour of the site operations so that the MDA Board may have a full understanding of the operations of the Company and its subsidiaries. The MDA Board met at the Company’s Palo Alto, California facility in October 2016, which included a tour of the facility to better understand the operations conducted at that facility. In addition, the Company ensures each director is a member of the Canadian Institute of Corporate Directors.

In addition to regular presentations at the MDA Board meetings to provide continuing education, the Company’s senior management made separate comprehensive presentations to the directors during the year on varying topics. These presentations were attended by all non-management directors. In addition, the directors attended various courses held by the Canadian Institute of Corporate Directors.

Competency Matrix

During 2016, the Governance and Nominating Committee reviewed and updated its MDA Board competency matrix. The purpose of the competency matrix is to ensure the skill set of the directors, through their skills, business expertise and experience, meets the needs of the MDA Board and the Company.

The following table identifies the principal skills, expertise and other factors considered as part of the competency matrix developed by the Governance and Nominating Committee and those of the current directors related thereto:

	Robert L. Phillips	Howard L. Lance	Dennis H. Chookaszian	Lori B. Garver	Joanne O. Isham	C. Robert Kehler	Brian G. Kenning	Eric J. Zahler
Board Experience	●	●	●	●	●	●	●	●
Strategic Planning	●	●	●	●	●	●	●	●
Operations	●	●	●	●	●	●		●
Project Management	●	●	●	●	●	●	●	●
Governance	●	●	●	●	●		●	●
Accounting / Finance	●	●	●		●		●	●
Executive Compensation	●	●	●	●	●		●	●
Government	●	●		●	●	●	●
Human Resources	●	●	●	●	●	●	●	●
Legal	●							●
Industry Experience		●		●	●	●		●

Director Election and Majority Voting Policy

The MDA Board believes that each of its members should carry the confidence and support of MDA Shareholders. Accordingly, the MDA Board has a majority voting policy. To this end, the form of proxy for the vote at the MDA Meeting enables MDA Shareholders to vote in favour of, or to withhold from voting, separately for each nominee. At the MDA Meeting, at the discretion of the chair of the MDA Meeting, a vote may be called by ballot and the scrutineers will record with respect to each nominee the number of MDA Common Shares in his or her favour and the number of MDA Common Shares withheld from voting. If, with respect to any particular nominee, the number of MDA Common Shares withheld exceeds the number of MDA Common Shares voted in favour of the nominee, then for purposes of the Company’s policy, the nominee shall be considered not to have received the support of the MDA Shareholders, even though duly elected as a matter of corporate law.

A person elected as a director who is considered under this test not to have the confidence of MDA Shareholders is expected to immediately submit to the MDA Board his or her resignation. The Governance and Nominating Committee will promptly consider the director’s offer to resign and make a recommendation to the MDA Board whether to accept it. In making its recommendation, the Governance and Nominating Committee will consider the reason why the votes were withheld, the skills and expertise of that director, the overall composition of the MDA Board and the skills and the expertise of the other directors. With the exception of special circumstances that would warrant the continued service of the applicable director on the MDA Board, the Governance and Nominating Committee will accept and recommend acceptance of the resignation of that director, by the MDA Board. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the MDA Board will decide whether to accept or not accept the resignation of that director. If the resignation is accepted, subject to any applicable law, the MDA Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the MDA Board considers to merit the confidence of the MDA Shareholders, or call a special meeting of MDA Shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. Following the MDA Board’s decision on the resignation, the MDA Board will disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable.

Human Resources and Management Compensation Committee

The Compensation Committee consisted of five directors to May 4, 2016 and four directors subsequent thereto. All members of the Compensation Committee were and are independent. The Compensation Committee ensures that the Company has a plan for continuity and succession of its officers and an executive compensation plan that is motivational and competitive in order to attract, retain and inspire the performance of executive management and other key personnel. This Compensation Committee meets in camera at each meeting. The Compensation Committee also considers the implications of the risks associated with the Company’s compensation policies and procedures. The Compensation Committee met two times in 2016.

Succession Planning and Leadership Development

In 2016, the Compensation Committee reviewed the progress made in developing current and future leaders for the Company and its subsidiaries, through the Company’s leadership development program. This formal program is designed to provide a solid platform for the assessment and development of the Company’s talent pool. In addition, the Compensation Committee reviewed the Company’s succession planning for the Company’s senior officers, including the President and CEO. The succession plan for senior officers of the Company identifies specific individuals for each position and, among other things, assesses their readiness and sets forth an expected time frame within which it is anticipated that an individual will be ready to assume the position.

See the section entitled “Compensation Discussion and Analysis” for further details.

ANNUAL ELECTION OF DIRECTORS

The Articles of the Company provide for a minimum of three and a maximum of 20 directors, as determined by the directors. The proposed number of directors to be elected at the MDA Meeting pursuant to the Annual Director Nominees Proposal is 8. The persons named on the accompanying form of proxy intend to vote for each of the nominees proposed for election as director, unless a holder of MDA Common Shares specifies in the form of proxy to withhold the vote of the MDA Common Shares held, for such nominee.

The following information states the names of all persons proposed to be nominated at the MDA Meeting for election of directors, including the date they first became directors, their principal occupation, their beneficial ownership of MDA Common Shares and deferred share units (“DSUs”) in the Company, their share ownership target holdings, their business experience and professional qualifications, their directorships held, their principal occupations for the past five years, their committee memberships, and the MDA Board and committee meetings they attended. All of the nominees are currently directors. Each director’s term of office will expire at the next following annual general meeting of shareholders of the Company or when his or her successor is elected or appointed.

It is not contemplated that any of such nominees will be unable or unwilling to serve as a director but if for any reason prior to the MDA Meeting any such nominee should become unable to serve or declare that he is unwilling to serve, the MDA Board reserves the right to nominate another person for election as director, and in such event proxies received by persons named on the accompanying form of proxy may be voted for such person.

For the ten years ended December 31, 2016, the Company is not aware that any current director or executive officer of the Company had been a director or executive officer of another issuer which, while that person was acting in that capacity (a) became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or the executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

Robert L. Phillips

66

West Vancouver, B.C.

Canada

Director from October,

2003 to present

Independent

Howard L. Lance

61

San Francisco,

California, U.S.A.

Director from May, 2016

to present

Non-independent

Mr. Phillips is a corporate director. He retired as President and CEO of the BCR Group of Companies in 2004. Prior to joining BCR, Mr. Phillips was Executive Vice President, Business Development and Strategy for MacMillan Bloedel Ltd. and previously held the positions of President and CEO at the PTI Group and Dreco Energy Services Ltd. Mr. Phillips has also enjoyed a prestigious law career and was appointed Queen’s Counsel in Alberta in 1991. Mr. Phillips has attained degrees in chemical engineering and law from the University of Alberta.

	Meeting
MDA Board and Committees	Attendance(1)		Other Current Public Company Boards(2)
MDA Board (Chair)	12 of 12	100%	Canadian National Railway Company
Governance	3 of 3	100%	Canadian Western Bank
Compensation(3)	2 of 2	100%	West Fraser Timber Co. Ltd.
Audit(4)	0 of 0

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares,	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	5,000	25,357	30,357	2,030,580	Yes	12 times
2015	5,000	23,133	28,133
2014	5,000	21,218	26,218

(1)	In addition, Mr. Phillips attended all Audit Committee meetings.
(2)	In the past five years, Mr. Phillips has also been a director of Axia NetMedia Corporation, Capital Power Corporation, TerraVest Income Fund, and Precision Drilling Corporation.
(3)	Mr. Phillips ceased to be on the Compensation Committee on November 1, 2016.
(4)	There were no meetings of the Audit Committee meeting after November 1, 2016, when Mr. Phillips became a member of the Audit Committee.

Mr. Lance is President and CEO of the Company. He joined the Company in May 2016. Mr. Lance was Executive Advisor at Blackstone Group’s private equity business from 2012 to 2016. From 2003 to 2011, he was Chairman and CEO of Harris Corporation, an international communications and information company serving government and commercial customers. Prior to Harris Corporation, Mr. Lance served as President and Chief Operating Officer of NCR Corporation from 2001 to 2003. From 1984 to 2001, Mr. Lance served in a variety of progressively more senior roles at Emerson Electric Company, lastly as Executive Vice President of the Electronics and Telecom segment. He earned a Bachelor of Science degree in industrial engineering (with honors) from Bradley University, and a Master of Science degree in management from the Krannert School of Management at Purdue University.

	Meeting
MDA Board and Committees	Attendance		Other Current Public Company Boards(1)
MDA Board	7 of 7	100%	Summit Materials, Inc.

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares and	Value(c)	Meets	Current
Year	Shares(a)	DSUs(2)	DSUs	($)	target	status
2016	11,656	Nil	11,656	999,968	n/a(3)	0.9 times

(1)	In the past five years, Mr. Lance has also been a director of Ferrovial S.A., Eastman Chemical Inc., and Stryker Inc.
(2)	Mr. Lance is not eligible to receive DSUs. Mr. Lance receives long-term incentives in the form of share appreciation rights (see the section entitled “Compensation Discussion and Analysis - Elements of Compensation”). In addition to the total value of MDA Common Shares of $999,968 held at December 31, 2016, the market or payout value of Mr. Lance’s share-based vested and unvested LTIP Units was $42,500 at December 31, 2016 (combined total value of $1,042,468).
(3)	Not applicable. Mr. Lance joined the Company on May 1, 2016. He has a period of five years from that date to meet his recommended share ownership guidelines.

Dennis H. Chookaszian

73

Wilmette, Illinois,

U.S.A.

Director from July,

2005 to present

Independent

Lori B. Garver

56

McLean, Virginia,

U.S.A.

Director from July, 2015

to present

Independent

Mr. Chookaszian is a corporate director. From November 1999 until February 2001, he served as Chairman and CEO of mPower, Inc., a financial advice provider focused on the online management of 401(k) plans. Mr. Chookaszian served as Chairman and CEO of CNA Insurance Companies (“CNA”) from September 1992 to February 1999. During his 27-year career with CNA, Mr. Chookaszian held several management positions at the business unit and corporate levels, including President and Chief Operating Officer from 1990 to 1992 and Chief Financial Officer from 1975 to 1990. He served as Chairman of the executive committee of CNA from 1999 to 2001. He served as Chairman of the Financial Accounting Standards Advisory Council (FASAC) from 2007 to 2011. Mr. Chookaszian is a Certified Public Accountant.

MDA Board and Committees	Meeting Attendance(1)		Other Current Public Company Boards(1)
MDA Board	11 of 12	92%	Career Education Corporation
Audit (Chair)	5 of 5	100%	CME Holdings
Governance	3 of 3	100%	Prism Technologies Group, Inc.

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares and	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	14,071	15,747	29,818	1,994,526	Yes	19 times
2015	14,071	14,338	28,409
2014	14,071	13,242	27,313

(1)	In the past five years, Mr. Chookaszian has also been a director of LoopNet, Inc.

Ms. Garver is General Manager of the Air Line Pilots Association. Ms. Garver served as Deputy Administrator of the National Aeronautics and Space Administration (NASA) from 2009 to 2013. She previously worked at NASA from 1996 to 2001 within the Office of Policy and Plans, culminating in reporting directly to the NASA Administrator on NASA’s policies and long range plans. Outside of NASA, Ms. Garver was Executive Director of the National Space Society for nine years and worked for Capital Space, LLC and DFI International as a Vice President.

MDA Board and Committees	Meeting Attendance		Other Current Public Company Boards(1)
MDA Board	12 of 12	100%	None
Governance (Chair)	3 of 3	100%
Compensation	2 of 2	100%

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares,	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	Nil	1,556	1,556	104,081	n/a(2)	1.0 times
2015	Nil	414	414

(1)	In the past five years, Ms. Garver has not been a director of any other public company.
(2)	Not applicable. Ms. Garver was appointed to the MDA Board on July 30, 2015. She has a period of five years from that date to meet her recommended share ownership guidelines.

Joanne O. Isham

61

Alexandria, Virginia,

U.S.A.

Director from

November, 2016 to

present

Independent

C. Robert Kehler

65

Alexandria, Virginia

U.S.A.

Director from

November, 2016 to

present

Independent

Ms. Isham is a corporate director. She had a distinguished career as a Senior Executive in the U.S. Intelligence Community until her retirement in 2006. She held senior policy and national security space positions, serving as Deputy Director, National Geospatial Intelligence Agency (NGA); Deputy Director, Science and Technology, Central Intelligence Agency (CIA); Director, Congressional Affairs, CIA; and Director, Legislative Affairs, National Reconnaissance Office (NRO). Subsequently, Ms. Isham held executive positions with BAE Systems, Inc., High Performance Technologies, Inc. and L-1 Identity Solutions, Inc.

MDA Board and Committees	Meeting Attendance		Other Current Public Company Boards(1)
MDA Board	2 of 2	100%	None
Compensation(2)	0 of 0

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares and	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	Nil	449	449	30,034	n/a(3)	0.3 times

(1)	In the past five years, Ms. Isham has also been a director of Silicon Graphics International Corp. Ms. Isham sat on the board of a proxy company, which is a subsidiary of the Company, until February 28, 2017.
(2)	There were no meetings of the Compensation Committee meeting after November 1, 2016, when Ms. Isham became a member of the MDA Board.
(3)	Not applicable. Ms. Isham was appointed to the MDA Board on November 1, 2016. She has a period of five years from that date to meet her recommended share ownership guidelines.

Mr. Kehler (USAF ret.) is a corporate director. Mr. Kehler had a distinguished military career with deep focus on U.S. military space strategy and policy. He served as Commander, U.S. Strategic Command; Commander, Air Force Space Command; Deputy Commander, U.S. Strategic Command; Director, National Security Space Integration; and Commander, 21st Space Wing. He joined the U.S. Air Force in 1975 as a Distinguished Graduate of the Pennsylvania State University R.O.T.C. program, has masters degrees from the University of Oklahoma in Public Administration and the Naval War College in National Security and Strategic Studies, and has completed executive development programs at Carnegie-Mellon University, Syracuse University and Harvard University.

MDA Board and Committees	Meeting Attendance		Other Current Public Company Boards(1)
MDA Board	2 of 2	100%	Inmarsat plc
Compensation(2)	0 of 0

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares and	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	Nil	449	449	30,034	n/a(3)	0.3 times

(1)	In the past five years, Mr. Kehler has not been a Director of any other public company.
(2)	There were no meetings of the Compensation Committee meeting after November 1, 2016, when Mr. Kehler became a member of the MDA Board.
(3)	Not applicable. Mr. Kehler joined the MDA Board on November 1, 2016. He has a period of five years from that date to meet his recommended share ownership guidelines.

Brian G. Kenning

68

Vancouver, B.C.

Canada

Director from May,

2003 to present

Independent

Eric J. Zahler

66

New York, New York,

U.S.A.

Director from May, 2014

to present

Independent

Mr. Kenning is a corporate director. He was a Managing Partner of Brookfield Asset Management, a company involved in the real estate, asset management and power generation sectors, from 1995 to 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, a Brookfield affiliate active in merchant banking and investing. Mr. Kenning currently serves as a director of the British Columbia Ferry Services Inc., West Fraser Timber Co. Ltd. and the Fraser Institute. Over the past ten years, Mr. Kenning has served as director of a number of public and private corporations. In addition, Mr. Kenning is a past Governor of the B.C. Business Council and a past director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973.

	Meeting
MDA Board and Committees	Attendance		Other Current Public Company Boards(1)
MDA Board	12 of 12	100%	British Columbia Ferry Services Inc.
Governance	3 of 3	100%	West Fraser Timber Co. Ltd.
Audit	5 of 5	100%

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares and	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	Nil	10,224	10,224	683,883	Yes	6.4 times
2015	Nil	10,031	10,031
2014	Nil	9,859	9,859

(1)	In the past five years, Mr. Kenning has also been a director of Royal Oak Ventures Inc.

Mr. Zahler is Managing Director of Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defense, industrial electronics and selected business service markets. From February 2000 to November 2007, Mr. Zahler was President and Chief Operating Officer of Loral Space & Communications Inc., a global satellite communications services provider and a manufacturer of commercial satellites. From 1992 to 2000, Mr. Zahler held varying senior level management positions at Loral and its predecessor companies. From 1975 to 1992, Mr. Zahler was an attorney at Fried, Frank, Harris, Shriver & Jacobson LLP, where he was elected Partner in 1983. Mr. Zahler holds a Bachelor of Science degree in mathematics from Yale University and a law degree from Harvard Law School.

	Meeting
MDA Board and Committees	Attendance		Other Current Public Company Boards(1)
MDA Board	12 of 12	100%	exactEarth Ltd.
Audit	5 of 5	100%
Compensation (Chair)	2 of 2	100%

Securities Held:				Share Ownership Target(d)
			Total	Total
Fiscal	Common		shares and	Value(c)	Meets	Current
Year	Shares(a)	DSUs(b)	DSUs	($)	target	status
2016	Nil	4,303	4,303	287,828	n/a(2)	2.7 times
2015	Nil	2,314	2,314
2014	Nil	859	859

(1)	In the past five years, Mr. Zahler has not been a director of any other public company.
(2)	Not applicable. Mr. Zahler was appointed to the MDA Board on May 1, 2014. He has a period of five years from that date to meet his recommended share ownership guidelines.

(a)	Number of MDA Common Shares beneficially owned or over which control or direction was exercised as of December 31, 2016.
(b)	DSUs are granted at a price equal to the closing price of the MDA Common Shares on the day before the date of grant. See also the section entitled “Director Compensation”.
(c)	Under the share ownership guidelines, MDA Common Shares are valued at the higher of original cost and the market price of the MDA Common Shares at the time of assessment. The closing market price of the MDA Common Shares on December 31, 2016 was $66.89 per share.
(d)	Effective October 1, 2016, the independent directors have a recommended share ownership guideline of four times the annual cash retainer paid to them as a member of the MDA Board. Directors have a period of five years from the date of their appointment or election to the MDA Board to meet their recommended share ownership guidelines. Mr. Lance, as the President and CEO of the Company, has a recommended share ownership guideline of three times base salary. See the section entitled “Governance Policies and Practices - Share Ownership Guidelines” for the President and CEO’s share ownership guidelines. See the section entitled “Director Compensation” for the independent directors’ share ownership guidelines.

Prior year Annual General Meeting (May 4, 2016) Voting Results for Election of Directors

	Votes For		Votes Withheld
	Number of Shares	%	Number of Shares	%
Robert L. Phillips	30,133,555	98.25	537,608	1.75
Daniel E. Friedmann(1)	30,659,089	99.96	12,074	0.04
Dennis H. Chookaszian	30,657,157	99.95	14,006	0.05
Lori B. Garver	30,666,980	99.99	4,183	0.01
Brian G. Kenning	30,631,761	99.87	39,402	0.13
Fares F. Salloum(2)	30,660,649	99.97	10,514	0.03
Eric J. Zahler	30,660,753	99.97	10,410	0.03

(1)	Mr. Friedmann resigned from the MDA Board on January 13, 2017.
(2)	Mr. Salloum resigned from the MDA Board on November 1, 2016.

APPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, the MDA Board proposes that KPMG LLP (“KPMG”) be reappointed as auditors of the Company for the ensuing year, at a remuneration to be determined by the MDA Board. KPMG has been the auditor of the Company since 2001.

Fees paid to KPMG

Fees paid or accrued by the Company for audit and other services provided by KPMG during 2016 and 2015 were:

	2016	2015
Audit fees	$2,440,000	$2,489,400
Audit related fees	18,500	3,500
Tax related	1,081,900	837,100

Total fees	$3,540,400	$3,330,000

The Audit Committee determined that the provision of the non-audit services (comprised primarily of tax compliance, tax advice, and tax planning) described above did not compromise the independence of KPMG for purposes of performing audit services for the Company.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis is provided to communicate and provide insight into the compensation that the Company provided to the current and former CEO, the Chief Financial Officer (“CFO”) and the three most highly compensated executive officers of the Company (the “Named Executive Officers” or “NEOs”) for services rendered in fiscal year 2016. In addition, the following discussion and analysis includes information regarding the compensation of one Named Executive Officer from the prior year that ceased to be an employee in 2016.

Executive Summary

MDA’s executive compensation programs are structured to support the achievement of the Company’s strategic objectives. The performance targets used in the Company’s incentive plans, which represent a significant portion of key employees’ annual compensation, reflect financial and non-financial objectives that are aligned to the strategic plan approved by the MDA Board. The Company’s long-term success on these strategic objectives will be reflected in key employees’ long- and short-term incentives, helping to ensure sustained growth in shareholder value.

MDA’s executive compensation programs are also designed to be reflective of corporate governance practices which the Company believes are beneficial to MDA Shareholders:

•	The majority of the total compensation opportunity for the Company’s executives is incentive- based and aligned with the creation of shareholder value. Performance in the annual incentive program is assessed on both a quantitative and qualitative basis.

•	The Company’s incentive compensation is earned over several different and overlapping short- term and long-term performance periods, ensuring that performance during any one period is not maximized at the expense of other performance periods.

•	The Company’s short-term incentive compensation is earned based upon multiple performance metrics. The use of multiple performance metrics serves to strengthen the relationship between compensation and the Company’s performance and adds another element to its compensation program designed to mitigate risks.

•	The Company has share ownership guidelines that set forth certain levels of share ownership in MDA.

•	The Company prohibits any hedging of share-based compensation or MDA Common Shares by officers and directors of the Company.

•	Variable cash compensation, and payments or awards under the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) paid to the Company’s executive officers are subject to its clawback policy.

•	The Compensation Committee is advised by an independent compensation consultant. This consultant is retained by the Compensation Committee directly and is independent of management and the Company.

•	The Compensation Committee conducts an annual review and assessment of potential compensation-related risks in the Company’s compensation programs. In 2016, as in previous years, the Compensation Committee concluded that the Company’s compensation programs do not encourage behaviours that would create risks reasonably likely to have a material adverse effect on the Company.

Compensation Philosophy

The Company’s compensation strategy is designed to accomplish the following objectives:

•	Align compensation with the overall Company business strategy and business unit goals and reward executives for their contributions to the success of MDA and its subsidiaries.

•	Attract and retain executive talent able to bring superior management skills to the Company and its subsidiaries.

•	Implement compensation programs that are cost efficient and reflect the Company’s budget and financial strength.

•	Align the longer term interests of each executive with the investment objectives of the MDA Shareholders.

•	Avoid and discourage behaviour that is not in the best interests of the Company.

The Company’s compensation programs are designed to reward performance. Although a base fixed compensation is provided to executive officers, emphasis is placed on variable compensation, ensuring that a significant portion of an executive’s compensation is subject to decrease or increase based on performance during a year and over a longer period.

The Company also seeks to attract, retain and motivate its executives by offering compensation programs and packages that are competitive with those offered by comparable companies. The Company targets total direct compensation at the 50th percentile of the competitive market, with actual pay levels varying up or down based upon performance.

While the Company seeks to pay for performance and remain competitive in the marketplace for executive talent, the Company considers the expense of compensation and benefits in relation to the Company’s budget and financial strength as a significant factor in determining compensation levels.

Elements of Compensation

Pay Mix

Consistent with MDA’s philosophy of aligning pay to executives with the short- and long-term performance of the Company, the Company’s compensation programs are designed to provide most executive compensation in the form of at-risk pay which is earned solely based on the Company’s performance. Base salary provides a competitive foundation considering both internal comparability and external market data. Annual short-term cash incentives reward the delivery of results against quantitative and qualitative measures primarily within a one-year period. Long-term incentives reward the Company’s sustained performance as evidenced by the price appreciation of MDA Common Shares. The table below depicts the target pay mix for 2016. Actual pay mix will vary from year to year as the Company’s compensation programs are designed to meet both performance and competitiveness objectives.

		At-risk Compensation
Position(1)	Base Salary	Annual Cash Incentive	Long-term Incentive
CEO	20%	32%	48%
CFO	22%	11%	67%
Other NEOs	32%	22%	46%

(1)	The compensation components for former executive officers, Daniel Friedmann and Peter Louis, have been excluded.

Base Salary

The Company provides a base salary so that executives have a regular defined and certain income. Competitive base salaries are important in attracting and retaining talented executives. However, it is balanced against the objective to keep fixed compensation expense low. When reviewing market comparators, base salary is viewed as a component of total annual cash compensation, which is targeted at the market median.

In addition to market comparables, base salary is determined with reference to the strategy of the Company, the responsibilities of the position, the experience of the incumbent, the competitive marketplace for qualified executive talent for that position and the recommendations of the CEO (for all NEOs other than the CEO). In considering base salary levels, the Compensation Committee (and the MDA Board with respect to the CEO’s base salary) does not utilize any specific weighting of the above factors, and annual reviews do not necessarily result in an increase to the NEO’s base salary.

Short-Term Incentives

As a component of variable pay, the Company provides NEOs with the opportunity to earn short-term incentives that are paid annually as cash awards. Target short-term incentive awards are set as a percentage of the CEO’s or a NEO’s base salary, with minimum thresholds and higher stretch targets depending on performance. Performance goals are established individually for executive officers including the CEO, and are based on specified financial goals of the Company and, if applicable, individual business units, achievement of certain strategic initiatives and the achievement of specified personal goals which the Compensation Committee believes will drive increased shareholder value over the long-term. The goals are discussed in greater detail in the section entitled “Compensation Discussion & Analysis - 2016 Variable Pay Determinations”.

Long-Term Incentive Plans (“LTIPs”)

As another component of variable pay, the Company annually awards long-term incentives which, in 2016, were awarded in the form of share appreciation rights (“LTIP Units”). Long-term incentive awards are key components in attracting and retaining key executive officers and are intended to focus management’s attention on long-term growth and shareholder value.

The value of LTIP Units awarded to each of the NEOs is determined by the CEO and the Compensation Committee (for the NEOs other than the CEO), and the Compensation Committee and the MDA Board (for the CEO), after referencing the competitive market data for the individual’s position, the overall financial and operational performance of the Company, the individual’s performance and expected future contributions and the criticality of the position to the Company. This value is converted to LTIP Units generally based upon the Black-Scholes value of the unit at the time of grant.

Awards made in 2016 for the 2017 Plan vest in four equal annual installments, beginning on the first anniversary of the date of grant, and have a ten year term. The Compensation Committee extended the vesting period from three years to four and lengthened the term from five years to 10 to better align the program with prevailing market practices, to promote retention, and to foster an even greater focus on the long-term performance of the Company.

Share Matching Program

The Company offers a share matching program (the “Matching Program”), whereby senior executives including the CEO and the NEOs are granted one MDA Common Share for every three MDA Common Shares that are held for a consecutive period of three years. MDA Common shares are purchased on the open market to satisfy obligations under the Matching Program. As the CEO, CFO and the other NEOs only receive MDA Common Shares under the Matching Program after three years, the Matching Program promotes retention of those executives. The Matching Program also provides an alignment with the investment objectives of the MDA Shareholders.

As at December 31, 2016, 20 senior executives were eligible for participation in the Matching Program. Participation in the Matching Program is capped at the recommended level of ownership. See also the Section “Share Ownership Guidelines”. The Company’s matching obligation terminates once the recommended level of ownership is met and is not adjusted or “re-started” if the executive was to sell his or her MDA Common Shares.

2016 Variable Pay Determinations

The Company’s variable pay component of compensation is directly linked to and determined by financial, strategic/business development and personal performance goals established in advance and measured against actual performance annually.

Performance goals for the upcoming fiscal year are determined annually by the CEO with each NEO individually. For 2016, these were determined between Mr. Friedmann and the NEOs in the last quarter of 2015. The CEO’s variable compensation is determined by the MDA Board, upon recommendation of the Compensation Committee. Performance goals differ with respect to each NEO, and are discussed below.

Mr. Howard Lance

Mr. Lance entered into an employment agreement with the Company concurrent with his appointment as President and CEO of the Company. The terms of Mr. Lance’s employment agreement were negotiated between Mr. Lance and the MDA Board.

Mr. Lance’s employment agreement provides that the target bonus payable to Mr. Lance in any year is US$1,000,000, which may vary from that amount, positively or negatively, depending on actual performance. For the period from May 1, 2016 to December 31, 2016 (the “2016 Period”), the minimum variable pay was agreed to be US$750,000 pro rated for the 2016 Period. The MDA Board reviewed Mr. Lance’s accomplishments and determined a specific payout of his variable pay of US$766,667 (CDN$1,006,327).

Mr. Anil Wirasekara

Mr. Wirasekara serves as Executive Vice President and CFO of the Company. Mr. Wirasekara’s performance is measured principally against performance goals that are within the scope of Mr. Wirasekara’s responsibilities. For example, Mr. Wirasekara is rewarded for financial and strategic targets, which include the Company’s efficiency at allocating and obtaining capital. Mr. Wirasekara’s performance goals and target percentages for fiscal year 2016 are set out in the chart below:

Specific Performance Goal	Percentage of Target Short- Term Incentive	Percentage of Target Achievable	Results for year – as a % of target achievable
Achievement of target operating EPS(1) and tax efficiencies among the corporate group.	49%	0 to 163%	66%
Strategic, corporate business development and financing activities.	51%	0 to unlimited (2)	162%
	100%		115%

(1)	Disclosure of the specific financial targets is seriously prejudicial to the Company’s competitive position. The targets are not easily achievable.
(2)	Although there is no cap on this target, the Company considers it highly unlikely to exceed 200% of target for this performance goal.

Mr. Wirasekara’s target variable pay component was 50% of his base salary in 2016. Mr. Wirasekara was paid 58% of base salary (115% of target) for 2016. For the prior two years, Mr. Wirasekara’s variable pay component earned and paid was as follows: 2015 – 44% of base salary (127% of target); 2014 – 42% of base salary (97% of target).

Mr. Don Osborne

Mr. Osborne serves as President, Information Systems Group (a division of MDA). Mr. Osborne’s short-term variable compensation is based on achievement of measured financial targets and growing the business through development of new opportunities and increased number and value of new contracts. Mr. Osborne’s performance goals and target percentages for fiscal year 2016 are set out in the chart below:

Specific Performance Goal	Percentage of Target Short- Term Incentive	Percentage of Target Achievable	Results for year – as a % of target achievable
Achievement of an operating earnings target for an operating unit of the Company.(1)	50%	0 to 200%	0%
Delivery of specific contracts and operational objectives.(2)	50%	0 to unlimited	100%
	100%		50%

(1)	Disclosure of the operating earnings target is seriously prejudicial to the Company’s competitive position. The target is not easily achievable.
(2)	Incentive paid is a specified target per million dollars of contracts booked, on a sliding scale based on the dollar value of the contracts booked.

Mr. Osborne’s target variable pay component was 44% of his base salary in 2016. Mr. Osborne was paid 22% of base salary (50% of target) for 2016. For the prior two years, Mr. Osborne’s variable pay component earned and paid was as follows: 2015 – 16% of base salary (37% of target); 2014 – 58% of base salary (137% of target).

Mr. John Celli

Mr. Celli serves as President of SSL. Mr. Celli’s short-term variable compensation is based on achievement of measured financial targets and growing the business through development of new opportunities and increased operating margin of new contracts. Mr. Celli’s performance goals and target percentages for fiscal year 2016 are set out in the chart below:

Specific Performance Goal	Percentage of Target Short- Term Incentive	Percentage of Target Achievable	Results for year – as a % of target achievable
Achievement of specified operations targets for an operating unit of the Company.(1)	25%	0 to 140%	0%
Achievement of a specified EBITDA target.(2)	75%	0 to 200%	87%
	100%		65%

(1)	Disclosure of the operating efficiency targets is seriously prejudicial to the Company’s competitive position. The targets are not easily achievable.
(2)	Disclosure of the EBITDA target is seriously prejudicial to the Company’s competitive position. The target is not easily achievable.

Mr. Celli’s target variable pay component was 75% of his base salary in 2016. Mr. Celli was paid 49% of base salary (65% of target) for 2016. For the prior two years, Mr. Celli’s variable pay component earned and paid was as follows: 2015 – 0% of base salary (0% of target), as threshold targets were not met; 2014 – 70% of base salary (94% of target).

Mr. William McCombe

Mr. McCombe serves as Senior Vice President and CFO, SSL MDA Holdings Inc. Mr. McCombe’s short-term variable compensation is based on achievement of specified financing targets and SSL performance. Mr. McCombe’s performance goals and target percentages for fiscal year 2016 are set out in the chart below:

Specific Performance Goal	Percentage of Target Short- Term Incentive	Percentage of Target Achievable	Results for year – as a % of target achievable
Achievement of specified performance targets for SSL.(1)	57%	0 to 200%	83%
Achievement of specified corporate performance goals.(1)	43%	0 to 200%	115%
	100%		96%

(1)	Disclosure of the financing targets is seriously prejudicial to the Company’s competitive position. The targets are not easily achievable.

Mr. McCombe’s target variable pay component was 74% of his base salary in 2016. Mr. McCombe was paid 71% of base salary (96% of target) for 2016.

Mr. Daniel Friedmann

Mr. Friedmann served as President and CEO of the Company until May 2016. Mr. Friedmann’s performance goals for 2016 were established on targeted financial objectives of the Company and as applicable, the Company’s business groups, the achievement of specific strategic objectives, and personal goals or objectives. These varied each year and were based on an assessment of the economic conditions affecting the Company and also reflect the Company’s successful performance in specified programs that ensure the Company’s service excellence is maintained. The specific goals included specific financial targets and strategic objectives.

In accordance with his employment agreement, Mr. Friedmann was paid variable pay of $224,590 for the period that he was CEO to May 2016. For the prior two years, Mr. Friedmann’s variable pay component earned and paid was as follows: 2015 - 0% of base salary (0% of target) as Mr. Friedmann declined his variable pay for that year; 2014 - 148% of base salary (148% of target). See the section entitled “Termination and Change of Control Benefits”.

Mr. Peter Louis

Mr. Louis served as Executive Vice President and Chief Operating Officer of the Company until September 23, 2016. Mr. Louis’s short-term variable compensation was based on achievement of measured financial targets and achievement of specific strategic objectives. Mr. Louis’s performance goals and target percentages for fiscal year 2016 are set out in the chart below:

Specific Performance Goal	Percentage of Target Short- Term Incentive	Percentage of Target Achievable	Results for year – as a % of target achievable
Achievement of operating earnings targets for the operating units of the Company.(1)	57%	0 to 200%	67%
Operational and strategic objectives.	43%	0 to unlimited	439%
	100%		226%

(1)	Disclosure of individual operating unit earnings targets is seriously prejudicial to the Company’s competitive position. The targets are not easily achievable.

Mr. Louis’s target variable pay component was 37% of his base salary and he was paid a pro-rata portion of the bonus based on the time he served as Executive Vice-President and Chief Operating Officer of the Company. For the prior two years, Mr. Louis’s variable pay component earned and paid was as follows: 2015 - 52% of base salary (135% of target); 2014 - 51% of base salary (131% of target).

Modifications to the Pay Program in 2017

To better align the compensation program with the evolving strategic objectives of the Company, the Compensation Committee is in the process of considering and adopting changes to the compensation program designed to ensure that the compensation program supports these strategic objectives and focuses executives on achievements which are believed to drive the creation of long-term shareholder value.

Towards this end, the Company has adopted a new annual incentive plan for 2017. Unlike the prior program, where performance metrics were highly individualized, this new program is designed to:

•	provide greater alignment across the entire leadership team;

•	shift the focus away from individual performance objectives towards more financially-based corporate and business unit performance objectives;

•	emphasize Company-wide performance in addition to business unit performance;

•	promote the concept of one company with executives focused on “winning together”; and

•	reflect governance best practices.

Under the new program, annual incentive payments will be determined based upon consolidated operating EBITDA, consolidated bookings or revenues (depending upon position) and personal objectives. Performance metrics for business unit executives will also include business unit EBITDA and bookings or revenues (depending upon position).

In addition to modifications to the annual incentive plan already implemented, the Compensation Committee is evaluating a variety of alternatives, designed to provide greater focus and alignment with the long-term performance of the Company and evolving competitive and best practices with regards to vehicle mix and relevant terms. As an initial step in this process, the Company is seeking approval of a new omnibus equity incentive plan which will provide it with the flexibility and authority to utilize different incentive vehicles going forward. For additional information on this request, refer to the Section “Approval of the Omnibus Equity Incentive Plan and Reservation of Shares Thereunder”.

Pension

Messrs. Friedmann and Wirasekara are participants in the defined benefit pension plan operated by MDA since 2012. The individuals are required to make contributions under the plan and are entitled to purchase an additional year of credited service for each year of credited service under the plan. The timing and the number of years of credited service they can purchase is limited.

Benefits payable from the plan correspond to 1.5% of the average base salary in the 60 completed consecutive months of service during which the executives are paid their highest salary (up to the maximum earnings according to the Income Tax Act (Canada)) multiplied by the number of years of credited service. The post retirement benefits payable are increased by a cost of living adjustment of the lesser of the percentage increase in the average consumer price index and 3%. Bonuses and any other compensation are not considered in the computation of pension benefits. Normal retirement benefits are payable at age 65 and early retirement benefits are payable from age 55.

A supplemental benefit is payable from retirement up to the first of the month the executive attains age 65. The annual supplemental benefit is equal to 1/35th of the age 65 maximum Canada Pension Plan benefit available when the executive retires, times years of credited service.

If the executive selects the normal form of benefit at retirement and later dies, his spouse will be entitled to a benefit equal to 66 2/3% of the benefit the executive was receiving, excluding the supplemental benefit.

Mr. Celli is a participant in the defined benefit pension plan operated by SSL. Individuals who contribute 1% of pay into the pension plan earn the following benefit: the annual accrual under the plan is 1.2% of Credited Compensation up to the U.S. Social Security Wage Base, plus 1.45% of the compensation in excess of the wage base. Beginning with the calendar year in which the individual attains his 15th year of service, the annual accrual is 1.5% of Credited Compensation up to the U.S. Social Security Wage Base plus 1.75% of the compensation in excess of the wage base. Credited Compensation above is defined as base pay plus overtime, bonuses, commissions, as well as certain pay differentials and premiums. Under the qualified plan, compensation is limited to the IRC Section 401(a)(17) compensation limit for U.S. tax qualified plans. Additional accruals for compensation above the IRC Section 401(a)(17) limit are provided under the Supplemental Executive Retirement Plan.

Effective December 31, 2013, benefits provided by the defined benefit pension plan operated by SSL were frozen, and the possibility for future benefit accruals was eliminated.

Benefits and Perquisites

The Company offers only limited perquisites to the CEO and the other Named Executive Officers, and only when such perquisites provide competitive value, promote the retention of those executive officers, or promote the efficient performance of their duties. The Company does not believe that perquisites should represent a significant portion of compensation to the CEO and the Named Executive Officers. In 2016, the Company provided relocation benefits to Mr. Lance valued at $119,733 and relocation and an allowance for temporary living expenses of $318,083 for Mr. McCombe.

Severance and Change of Control Benefits

The Company has an employment agreement with each of Messrs. Lance and Wirasekara. Mr. Lance’s agreement contains severance benefits and Mr. Wirasekara’s agreement provides severance and change of control benefits.

Change of control benefits are granted to motivate executive officers to act in the best interests of the MDA Shareholders in a change of control transaction by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. The Company believes that where “change of control” provisions are included in an agreement, that “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel. For more information, see the section entitled “Termination and Change of Control Benefits”.

Severance benefits are appropriate, particularly with respect to a termination by the Company without cause or by the employee for good reason, since in these scenarios, both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event. This provides the Company with certainty and the flexibility to make changes in executive management if such change is in the Company’s best interests. For more information on the Company’s severance and change of control benefits, see the section entitled “Termination and Change of Control Benefits”.

The employment agreement with Mr. Lance was entered into in 2016 whereby the Company provides severance if he resigns for good reason or is terminated without cause, as defined in his employment agreement. For more information, see the section entitled “Termination and Change of Control Benefits”.

The employment agreement with Mr. Wirasekara was put in place prior to the Company’s initial public offering in 2000 and was amended as of September 2016 in order to ensure Mr. Wirasekara’s retention as CFO. Severance is provided if Mr. Wirasekara is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control, as defined, must occur; and (ii) within 24 months of such change of control, Mr. Wirasekara’s employment must be terminated without cause. The employment agreement with Mr. Wirasekara provides severance payment in the event of termination without cause or for good reason. For more information, see the section entitled “Termination and Change of Control Benefits”.

Pursuant to his employment letter, Mr. McCombe is entitled to severance benefits. In the event that his employment is terminated by SSL MDA Holdings, Inc. without cause or he resigns employment for good reason as these terms are defined in his letter, Mr. McCombe will be paid severance in an amount equal to his then current base salary for a period of 12 months on a salary continuation basis. For more information, see the section entitled “Termination and Change of Control Benefits”.

Governance Policies and Practices

Share Ownership Guidelines

The Company has share ownership guidelines for its executives to further promote an ownership culture and the alignment of interests between executives and MDA Shareholders. It is important to note that to-date, the Company has not had the ability to deliver MDA Common Shares to US-based executives, and therefore all MDA Common Shares owned by these executives are those purchased, rather than awarded, or shares delivered as part of the Matching Program, which is designed to assist executives in the attainment of these guidelines. For the purposes of the guidelines, MDA Common Shares are valued at the higher of the original cost and the market price of an MDA Common Share at the time of assessment.

Multiple of Base Salary

President and CEO	3 times

Executive Vice Presidents, Senior Vice Presidents and Business Unit Presidents	1.5 times

The recommended level of ownership is expected to be attained within five years of the date of assumption of office by the executives.

The Company’s share ownership guidelines prohibit hedging of share-based compensation or MDA Common Shares.

As at December 31, 2016, Messrs. Lance, McCombe, Osborne and Celli have been in their executive positions for less than five years. They have five years from the date of assumption of office to attain the recommended tier of share ownership. Mr. Wirasekara has satisfied his guideline.

Named Executive Officer(1)	Number of Shares Held	Value of Shares Held(2) ($)	Guideline as Multiple of Base Salary	Value Required to Meet Guidelines ($)	Value Held as Multiple of Salary
Howard Lance	11,656	999,968	3 times	3,323,183	1.2 times
Anil Wirasekara	10,949	732,379	1.5 times	490,500	2.2 times
William McCombe	2,000	181,215	1.5 times	866,042	0.4 times
Don Osborne	5,142	397,308	1.5 times	412,500	1.4 times
John Celli	1,950	186,381	1.5 times	906,323	0.4 times

(1)	Mr. Friedmann, the former CEO, and Mr. Louis, one of the NEOs, are no longer executive officers or employees of the Company.
(2)	MDA Common Shares are valued at the higher of original cost and the closing price of MDA Common Shares of $66.89 on the TSX on December 31, 2016.

Anti-hedging Policy

The Company’s share ownership guidelines prohibit hedging of share-based compensation or MDA Common Shares by officers and directors of the Company. More specifically, a director or officer is prohibited from trading in derivatives on the MDA Common Shares. This policy ensures that the intended alignment between individual and shareholder interests is maintained.

Clawback Policy

The Company implemented a clawback policy, effective January 2014 that applies to the NEOs and certain other senior executives. The policy provides that the Company, at the direction of the Compensation Committee, may seek reimbursement for variable cash compensation awarded to an executive in situations where (a) there is a substantial restatement of MDA’s financial statements filed with the securities commissions in Canada (other than a restatement caused by a change in applicable rules or interpretations) and the price of the MDA Common Shares has substantially decreased as a result of the restatement, (b) the incentive compensation would have been lower had the financial results been properly reported and (c) the restatement is within three years after the first filing of the financial statements. The awards under the Omnibus Plan will be subject to the clawback policy.

Other

The MDA Board, with input from the Compensation Committee, has carefully considered emerging practices aimed at further aligning executive compensation with the interests of shareholders. The MDA Board has adopted an advisory vote on executive compensation. Refer to the Section “Advisory Vote on Executive Compensation”.

How Executive Compensation is Determined

Roles, Responsibilities and Process

The Compensation Committee is mandated by the MDA Board to exercise an oversight role in the provision of competitive compensation programs that attract, retain and motivate management to enhance and sustain shareholder value. The Compensation Committee is composed of the following Directors: Eric J. Zahler (Chair), Lori B. Garver, Joanne O. Isham and C. Robert Kehler. Each member of the Compensation Committee is independent as defined in applicable securities laws, and each has expertise and experience in compensation matters. Mr. Phillips was the Chair of the Compensation Committee until May 4, 2016 and Mr. Salloum was a member of the Compensation Committee until his retirement on November 1, 2016. The experience and expertise of the Compensation Committee members has been acquired through their positions in senior management roles of other entities where they were involved in various human resources aspects, including the development of executive compensation, and/or through their involvement on boards of other corporations and in certain circumstances, the compensation committees of those boards.

The Compensation Committee is responsible for reviewing and setting compensation for the NEOs, except with respect to the CEO. The CEO’s compensation is reviewed and set by the MDA Board, based on recommendations from the Compensation Committee. Members of management, including the CEO, are invited to Compensation Committee meetings from time to time, but are excused from meetings with respect to their individual compensation decisions. The Compensation Committee also oversees the potential risks inherent in the Company’s compensation programs and practices.

Management and the Compensation Committee follow the process below in the determination of executive compensation.

The CEO is actively engaged in the development and determination of the Company’s compensation programs (other than with respect to his own compensation). The CEO conducts an annual evaluation of each Named Executive Officer’s performance for the previous year, and recommends salary adjustments, short-term incentive awards and long-term incentive awards for each Named Executive Officer to the Compensation Committee. The CEO annually reviews market data prior to recommending the amount and mix of award types for the Named Executive Officers. The recommendations of the CEO are reviewed and approved by the Compensation Committee after discussion and adjustment, if appropriate.

The Compensation Committee conducts an annual review of the CEO’s performance. The Compensation Committee determines the CEO’s base salary, short-term incentive and long-term equity awards, as well as performance goals to be achieved for the following year. Based on this, the Compensation Committee makes a recommendation to the MDA Board and the MDA Board determines salary adjustments, short-term incentive awards and long-term incentive awards to be granted to the CEO.

In addition, the MDA Board has the discretion, with the input of the Compensation Committee, if required, to award compensation to the CEO or the other NEOs outside the compensation plan if deemed appropriate in the circumstances. In 2016, the MDA Board exercised this discretion when modifying vesting provisions for certain executives retiring during the year.

Assessment of the Competitive Market

In order to help ensure that compensation of NEOs adheres to a pay-for-performance philosophy, is competitive, and encourages executive retention, the Compensation Committee periodically reviews executive compensation data derived from various surveys for each of the NEOs. In determining to employ annual compensation survey data as a primary market reference for assessing executives’ compensation and in making awards, the Compensation Committee determined that the Company is sufficiently unique to effectively compare against a specific peer group. The Compensation Committee does not directly tie individual pay elements to particular benchmarks. Rather, this market-check analysis is just one factor considered in the annual compensation approval process. Other important considerations include individual performance, scope of responsibilities, retention concerns and the need to recruit new executive officers. While the Compensation Committee does not explicitly benchmark to a particular market position, when evaluating the competitiveness of the Company’s pay program the Compensation Committee references the median of the competitive market.

To assess market competitiveness of the compensation arrangements for the NEOs prior to determining 2016 pay levels, the CEO and the Compensation Committee considered survey data obtained from Towers Watson and Radford, an Aon Hewitt company (“Radford”). Survey matches were selected to ensure that the data reviewed for each incumbent was appropriate with respect to position scope, revenue size, industry and geographic location. A list of companies that participated in the Towers Watson survey and Radford survey can be found in Annex A-3 and Annex A-4 to this Annex A, respectively.

The Compensation Committee’s Outside Advisors

In 2016, the Compensation Committee engaged Radford to serve as its outside advisor. At the Compensation Committee’s request, Radford provided insight into compensation programs and incentives used by other public companies, trends in executive compensation, pending and current legislation and the evolving policies and procedures adopted by proxy advisory services firms.

Executive Compensation Related Fees

Fees paid or accrued by the Company for the executive compensation market competitiveness review during 2016 were $38,515 (2015 - $18,400). The external compensation consultant was not engaged to provide any other compensation related services for the Company in 2016. The Compensation Committee has assessed the independence of Radford and concluded that its engagement of this advisor does not raise any conflict of interest with the Company or any of its Directors or executive officers.

The Role of Shareholders

At the Company’s annual general meeting in 2016, the advisory vote on the Company’s executive compensation program (“say-on-pay” proposal) received the support of 98.7% of the votes cast. The Compensation Committee believes this result demonstrates shareholder support for the performance-based executive compensation programs that the Company maintains. While the Company received strong support for its say-on-pay proposal at the 2016 annual general meeting, the Compensation Committee continues to work to enhance its executive compensation program to align with shareholder interests. When making compensation decisions for the Company’s executive officers, the Compensation Committee will continue to consider the outcome of the Company’s say-on-pay votes and feedback from MDA Shareholders.

Consideration of Compensation Risk

The MDA Board has an annual compensation risk review process, which is overseen by the Compensation Committee, in addition to a long standing compensation review process. The compensation risk review process seeks to identify inherent risks associated with compensation, reviews what policies and practices are in place to mitigate those risks, and how effectively these risks are being managed. This analysis covers the following areas: pay philosophy and governance, pay mix, incentives and performance measurement, share-based incentives, share ownership, and other policies and procedures.

In connection with the adoption of the annual target performance objectives for 2016, the Compensation Committee considered the extent to which the metrics (or others not selected) could potentially incentivize unnecessary or inappropriate risk-taking or short-term decision making.

In addition to the metrics selected for performance-based compensation, the Compensation Committee believes that certain other tools and policies mitigate the incentive for executives to take excessive or inappropriate risks. These tools and policies include:

•	robust share ownership guidelines;

•	policies prohibiting hedging of equity-based compensation or common shares;

•	equity awards that are generally not accelerated upon retirement; and

•	compensation clawback policy applicable to NEOs and other senior executives.

The following additional aspects of the Company’s compensation programs also limit the amount of benefit that could be obtained by executives through undue focus on short-term results and/or excessive or inappropriate risk taking:

•	long-term equity incentive is directly linked to the MDA Common Share price;

•	short-term incentive awards are generally capped at 150% to 200% of target value, and are a relatively small component of executive compensation (see the section entitled “Compensation Discussion and Analysis - Elements of Compensation - Pay Mix”); and

•	non-financial and qualitative goals and objectives are considered in the setting of future compensation for the CEO, CFO, and other NEOs.

In addition, compensation risks are further mitigated through the annual business planning process. The Company’s strategic objectives and risk assessment process are used in preparing the annual business plan which is then used for compensation planning, including compensation mix, and then further used to develop specific objectives for the achievement by the executives of annual short-term cash incentives.

The MDA Board considers the processes adopted to be an effective method for examining compensation risk and mitigation strategies. The Compensation Committee has considered the risks created by the Company’s compensation policies and practices, including mitigating factors, and, based on its review, does not believe that the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION

The following tables set forth compensation earned by the Company’s CEO and other NEOs in fiscal years 2014, 2015 and 2016.

Summary Compensation Table(1)

Name and Principal Position	Fiscal Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)		Non-Equity Incentive Plan Compensation - Annual Incentive Plans ($)		Pension Value ($)		All Other Compensation ($)		Total Compensation ($)
Lance, Howard(3)	2016	726,882	Nil	2,567,767		1,006,327		Nil		277,828	(4)	4,578,804
President and Chief Executive Officer

Wirasekara, Anil	2016	327,000	Nil	1,023,482		380,675	(5)	605,500	(6)	46,221		2,382,878
Executive Vice President and Chief Financial Officer	2015 2014	319,000 319,000	Nil Nil	1,145,520 1,033,200		177,500 135,100		135,800 113,100		14,022 13,397		1,791,842 1,613,797

McCombe, William	2016	556,541	Nil	663,194		406,735		Nil		330,641	(8)	1,957,111
Senior Vice President and Chief Financial Officer, SSL MDA Holdings, Inc.(7)	2015 2014	511,480 45,888	Nil Nil	676,175 609,875		Nil 147,919		Nil Nil		6,794 219		1,194,449 803,901

Osborne, Don	2016	275,000	Nil	1,093,539		60,000		Nil		32,682		1,461,221
President, MDA Information Systems Group	2015 2014	275,000 235,000	Nil Nil	1,272,800 1,182,370	(9)	43,900 137,390		Nil Nil		13,866 11,478		1,605,566 1,566,238

Celli, John	2016	596,520	Nil	278,753		291,632		Nil		33,313		1,200,218
President, SSL	2015	575,415	Nil	477,300		Nil		Nil		19,473		1,072,188
	2014	497,115	Nil	602,700		349,348		Nil		45,278		1,494,441

Friedmann, Daniel(10)	2016	266,831	Nil	2,756,100		224,590		40,700		18,139,032	(11)	21,427,253
Former President and Chief Executive Officer	2015 2014	435,000 435,000	Nil Nil	3,022,900 2,439,500		Nil 643,800	(12)	133,600 111,600		16,172 15,446		3,607,672 3,645,346

Louis, Peter(13)	2016	273,291	Nil	1,421,502		237,300		Nil		1,169,620	(14)	3,101,713
Former Executive Vice President and Chief Operating Officer	2015 2014	361,000 361,000	Nil Nil	1,591,000 1,291,500		189,000 183,150		Nil Nil		16,029 16,736		2,157,029 1,852,386

(1)	Compensation paid in U.S. dollars to Mr. Lance is translated into Canadian dollars at the average exchange rate for the period of May 1, 2016 to December 31, 2016 (US$1.00 = Cdn$1.3126). Compensation paid in U.S. dollars to Mr. McCombe and Mr. Celli is translated into Canadian dollars at the average exchange rate for the year (2016 -US$1.00 = Cdn$1.3256; 2015 - US$1.00 = Cdn$1.2787; 2014 - US$1.00 = Cdn$1.1047).
(2)

Unless otherwise indicated, awards granted under the Option-Based Awards column are LTIP Units awarded pursuant to the Company’s long-term incentive plans. For more information on the LTIP Units and the Company’s long-term incentive plans, see the section entitled “Executive Compensation - Long-Term Incentive Plans”. The LTIP Units are valued using the Black-Scholes option pricing model. The valuation method is chosen to reflect the variability of the price of common shares on the value of the LTIP Units and the vesting and expiration dates of the LTIP Units. For further information on the method used for the determination of the number of LTIP Units awarded to each of the NEOs, see the section entitled “Executive Compensation - Long-Term Incentive Plans”.
(3)	Mr. Lance assumed his current position as President and CEO in May 2016. Therefore, information prior to 2016 is not provided. Compensation amounts for 2016 are pro-rated for the period of employment. Mr. Lance did not receive compensation in his role as a director of MDA.
(4)	This amount includes $119,733 associated with Mr. Lance’s relocation and a $131,260 signing bonus paid upon his hiring.
(5)	This amount includes $192,650 paid to Mr. Wirasekara with respect to prior amounts due under his employment agreement.
(6)	This amount also includes payments made under a retirement compensation agreement for Mr. Wirasekara. For more information, see the section entitled “Executive Compensation - Pension Plan”.
(7)	Mr. McCombe was an independent contractor for part of 2014 and was not an officer of any subsidiary of the Company.
(8)	This amount includes $318,083 associated with Mr. McCombe’s relocation and an allowance for temporary living expenses.
(9)	Included in this figure is an amount of $34,370 representing Mr. Osborne’s entitlement to 362 MDA Common Shares, with a value of $94.95 per share as at December 31, 2014, under the Company’s Matching Program.
(10)	Mr. Friedmann ceased to be President and CEO in May 2016. Compensation amounts for 2016 are pro-rated for the period of employment.
(11)	On Mr. Friedmann ceasing to be President and CEO, he received a total of $18.3 million as contemplated by his 1999 employment agreement, of which $15.3 million was paid with respect to share based compensation. See the section entitled “Termination and Change of Control Benefits.
(12)	Mr. Friedmann declined the payment of his 2015 short-term incentive compensation, which would have been $435,000, as performance targets at SSL were not achieved.
(13)	In conjunction with the reorganization, Mr. Louis ceased being Executive Vice President and Chief Operating Officer in September 2016 when the position was eliminated. Compensation amounts for 2016 are pro-rated for the period of employment.
(14)	Pursuant to Mr. Louis’ 2015 employment agreement, he was paid $747,200 in respect of two years of salary and $386,000 in respect of two years of bonus when he ceased to be Executive Vice President and Chief Operating Officer. For more detailed information, see the section entitled “Termination and Change of Control Benefits”.

During 2016, the CEO and the other NEOs exercised certain share-based awards that were granted in prior years. The pre-tax gain of the share-based awards exercised during the year was as follows: Mr. Friedmann - $2,019,504 and Mr. Louis - $1,074,937.

Outstanding Share-Based Awards and Option-Based/SARs Awards Table

	Option-Based/SARs Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options/SARs	Exercise Price ($)	Expiration Date	Value of Unexercised In- The-Money Options/SARs(2) ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-based Awards that Have Not Vested ($)	Market or Payout Value of vested Share-based Awards not paid out or distributed ($)
Lance, Howard	2016 Plan – 175,000	87.36	May 1, 2021	—	—	—	—
	2017 Plan – 250,000	66.72	Nov 30, 2026	42,500	—	—	—

Wirasekara, Anil	2013 Plan – 13,000	51.95	Dec 2, 2017	194,220	—	—	—
	2013 Plan – 16,000	57.05	Jan 6, 2018	157,440	—	—	—
	2014 Plan – 52,000	81.86	Dec 1, 2018	—	—	—	—
	2015 Plan – 72,000	87.70	Dec 7, 2019	—	—	—	—
	2016 Plan – 72,000	85.82	Nov 30, 2020	—	—	—	—
	2017 Plan – 62,000	66.72	Nov 30, 2026	10,540	—	—	—

McCombe, William	2014 Plan – 42,500	83.60	Mar 9, 2019	—	—	—	—
	2015 Plan – 42,500	87.70	Dec 7, 2019	—	—	—	—
	2016 Plan – 42,500	85.82	Nov 30, 2020	—	—	—	—
	2016 Plan – 4,500	85.75	Aug 2, 2021	—	—	—	—
	2017 Plan – 72,000	66.72	Nov 30, 2026	12,240	—	—	—

Osborne, Don	2012 Plan – 3,334	40.61	Apr 17, 2017	87,618	—	—	—
	2013 Plan – 6,667	51.95	Dec 2, 2017	99,605	—	—	—
	2013 Plan – 6,667	57.05	Jan 6, 2018	65,603	—	—	—
	2014 Plan – 40,000	81.86	Dec 1, 2018	—	—	—	—
	2014 Plan – 40,000	89.19	Jun 2, 2019	—	—	—	—
	2015 Plan – 80,000	87.70	Dec 7, 2019	—	—	—	—
	2016 Plan – 40,000	85.82	Nov 30, 2020	—	—	—	—
	2016 Plan – 40,000	85.75	Aug 2, 2021	—	—	—	—
	2017 Plan – 70,000	66.72	Nov 30, 2026	11,900	—	—	—

Celli, John	2013 Plan – 20,000	68.95	Apr 1, 2018	—	—	—	—
	2014 Plan – 28,000	81.86	Dec 1, 2018	—	—	—	—
	2015 Plan – 30,000	93.99	Jun 15, 2020	—	—	—	—
	2016 Plan – 30,000	69.73	Nov 3, 2021	—	—	—	—

Friedmann, Daniel	2014 Plan – 170,000	81.86	Dec 1, 2018	—	—	—	—
	2015 Plan – 190,000	87.70	Dec 7, 2019	—	—	—	—
	2016 Plan – 190,000	85.82	Nov 30, 2020	—	—	—	—

Louis, Peter	2014 Plan – 65,000	81.86	Dec 1, 2018	—	—	—	—
	2015 Plan – 100,000	87.70	Dec 7, 2019	—	—	—	—
	2016 Plan – 100,000	85.82	Nov 30, 2020	—	—	—	—

(1)	MDA has no options outstanding, only LTIP Units.
(2)	Calculated by using the closing market price of the MDA Common Shares on December 31, 2016, which was $66.89 per share.

Incentive Plan Awards – Value Vested or Earned During the Year Table

Name	Option-based/SARs awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Lance, Howard	—	—	1,006,327
Wirasekara, Anil	330,850	—	380,675
McCombe, William	46,609	—	406,735
Osborne, Don	169,675	—	60,000
Celli, John	152,400	—	291,632
Friedmann, Daniel	784,725	—	224,590
Louis, Peter	322,375	—	—

(1)	LTIP Units vested in 2016 under the LTIPs for 2013, 2014, 2015 and 2016, based on the market value of the underlying units on the vesting date. The applicable LTIPs provide for a holder of LTIP Units, upon exercise, to receive the positive difference between the average closing price of the MDA Common Shares on the TSX for the five trading days up to and including the exercise date and the base price at which the LTIP Units were issued multiplied by the number of LTIP Units exercised. See the section entitled “Executive Compensation - Long-Term Incentive Plans” for a description of the plans.

Pension Plan

Mr. Friedmann, Mr. Wirasekara and Mr. Celli participate in a defined benefit pension plan to which those individuals contribute. Mr. Friedmann and Mr. Wirasekara commenced participation in a plan in 2012 and provide contributions to the plan. Mr. Celli was a participant in the defined benefit pension plan of SSL, which was acquired by the Company in November 2012.

For Mr. Friedmann and Mr. Wirasekara, benefits payable from the plan correspond to 1.5% of the average base salary in the sixty completed consecutive months of service during which the executives are paid their highest salary (up to the maximum earnings according to the Income Tax Act (Canada)) multiplied by the number of years of credited service. The post-retirement benefits payable are increased by a cost of living adjustment of the lesser of the percentage increase in the average consumer price index and 3%. Normal relevant benefits are payable at age 65. Early relevant benefits are payable from age 55.

Bonuses and any other compensation are not considered in the computation of pension benefits. A supplemental benefit is payable from retirement up to the first of the month the executive attains age 65. The annual supplemental benefit is equal to 1/35th of the age 65 maximum Canada Pension Plan benefit available when the executive retires times years of credited service. If the executive selects the normal form of benefit at retirement and later dies, his spouse will be entitled to a benefit equal to 66 2/3% of the benefit the executive was receiving, excluding the supplemental benefit. The executives can buy back benefits for years they did not participate in the plan but the timing and the number of years they can purchase is limited. It is assumed that Mr. Wirasekara will buy back all eligible benefits. Prior to his resignation, Mr. Friedman purchased all eligible past service in accordance with the terms of the pension plan.

Mr. Celli earns the following benefits: the annual accrual under the plan is 1.2% of Credited Compensation up to the U.S. Social Security Wage Base, plus 1.45% of the compensation in excess of the wage base. Beginning with the calendar year in which the individual attains his 15th year of service, the annual accrual is 1.5% of Credited Compensation up to the U.S. Social Security Wage Base plus 1.75% of the compensation in excess of the wage base. Credited Compensation above is defined as base pay plus overtime, bonuses, commissions, as well as certain pay differentials and premiums. Under the qualified plan, compensation is limited to the IRC Section 401(a)(17) compensation limit for U.S. tax qualified plans. Additional accruals for compensation above the IRC Section 401(a)(17) limit are provided under the Supplemental Executive Retirement Plan. Effective December 31, 2013, benefits provided by the defined benefit pension plan operated by SSL were frozen, and the possibility for future benefit accruals was eliminated.

	Years of Credited Service	Annual Benefits Payable ($)		Accrued Obligation at Start of Year ($)	Compensatory Change ($)	Non- compensatory Change ($)	Accrued Obligation at Year End ($)
Name		At Year End	At Age 65
Friedmann, Daniel	9.3	26,100	26,100	591,900	40,700	60,400	693,000
Wirasekara, Anil	5.0	31,100	63,600	598,700	125,500	(24,600)	699,600
Celli, John(1)	31.9	279,700	279,700	3,349,500	nil	(54,300)	3,295,200

(1)	Amounts are translated into Canadian dollars using the beginning of year exchange rate of US$1.00 = Cdn$1.3840, the average exchange rate of US$1.00 = Cdn$1.3248, and the end of year exchange rate of US$1.00 = Cdn$1.3427.

During 2016, in order to assure the continued retention by the Company of Mr. Wirasekara, the Company and Mr. Wirasekara agreed to amend his 1999 employment agreement. As part of the amendment, the Company established a retirement compensation arrangement (the “Retirement Compensation Arrangement”) to provide benefits to Mr. Wirasekara on or after his retirement. In conjunction with this arrangement, the Company has established a trust, of which Mr. Wirasekara is the primary beneficiary. The Company will contribute $5,280,000 to the trust, in equal quarterly amounts of $480,000, over a three-year term commencing October 1, 2016. In the event of voluntary retirement or resignation by Mr. Wirasekara or the termination of Mr. Wirasekara’s employment by the Company for cause, the Company’s obligation to make contributions will cease and the balance in the trust on that date will be distributed to Mr. Wirasekara in accordance with the terms of the trust. The Company’s required contributions to the trust will be accelerated and become immediately due in the event of termination of Mr. Wirasekara’s employment by the Company without cause, by Mr. Wirasekara for good reason, or on death or disability. The Company is a contingent beneficiary of the trust and will be entitled to distributions from the trust under certain circumstances. During 2016, Mr. Wirasekara earned $480,000 with respect to the Retirement Compensation Arrangement. The foregoing is the only retirement amount payable for Mr. Wirasekara. He may be entitled to severance in certain circumstances. See the section entitled “Termination and Change of Control Benefits”.

Executive Compensation

The total aggregate 2016 annual compensation (including base salaries, bonuses paid, and the grant date value of equity awards, but excluding one-time severance awards) for the CEO and the other NEOs as a percentage of total market capitalization, as at December 31, 2016, was 0.63% (2015 – 0.3%) and as a percentage of total earnings before income taxes was 9.0% (2015 – 5.5%).

The following is a description of the significant terms of the Company’s equity-based compensation plans under which awards are granted and are outstanding.

Option plan

The Company had a Stock Option and Compensation Plan (“Option Plan”) which was established in 1999. No options were outstanding under the Option Plan. In February 2017, the MDA Board cancelled the Option Plan.

See the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans” for a more detailed description of the Option Plan.

Long-Term Incentive Plans

Beginning in 2007, the Company adopted a program of establishing LTIPs pursuant to which LTIP Units are granted annually. Under the LTIPs, the issue price of the LTIP Units is the closing price of the MDA Common Shares on the TSX on the date of the grant. The LTIP Units, other than with respect to the 2017 Plan, vest over three years, in the amount of one-third per year, and are granted with a five-year term from their grant date. Under the 2017 Plan, the LTIP Units vest over four years, in the amount of one-fourth per year, and are granted with a ten-year term from their grant date. The MDA Board has discretion that may be exercised in certain stated events relating to the LTIP Units and their treatment. In the event of a terminating transaction, as defined in the LTIPs, all LTIP Units vest and are paid out at the market value of the MDA Common Shares at the date of completion of that transaction. In the event of voluntary resignation or termination for cause, all vested LTIP Units are paid at the value of the date of such event and all unvested LTIP Units are forfeited.

With respect to the 2012 Plan and 2013 Plan, upon exercise of an LTIP Unit by the grantee, the appreciation of the share value of the MDA Common Shares between the grant date and the exercise date or maturity date is paid in cash. The Company, at its sole discretion, may also deliver MDA Common Shares to the grantee representing the appreciation of the share value. The MDA Common Shares delivered under the 2012 Plan and 2013 Plan will be acquired in the open market or issued from treasury. If MDA Common Shares are purchased in the open market, the value of the MDA Common Shares delivered will be net of any deductions required to be made under applicable tax laws. If MDA Common Shares are issued from treasury, the grantee is required to pay an amount to the Company equal to all deductions required to be made under applicable tax laws. The value of the LTIP Units on the date of exercise or maturity is calculated based on the average closing trading price of the MDA Common Shares for the 5 trading days up to and including the date of exercise.

With respect to the 2014 Plan, 2015 Plan, 2016 Plan and 2017 Plan, a grantee, other than a U.S. taxpayer, has two alternatives when exercising the LTIP Units. Under the first alternative, the Company will deliver MDA Common Shares to the grantee equal to the number of LTIP Units exercised upon payment by the grantee of the exercise price plus all deductions required to be made under applicable tax laws. Under the second alternative, the appreciation of the share value of the MDA Common Shares between the grant date and the exercise date is paid in cash less all deductions required to be made under applicable tax laws. A grantee that is a U.S. taxpayer may only exercise LTIP Units under the second alternative. If a grantee exercises under the second alternative, the Company, at its sole discretion, may elect to deliver MDA Common Shares to the grantee representing the appreciation of the share value in which event the grantee shall pay to the Company an amount equal to all deductions. The value of the LTIP Units on the date of exercise is calculated based on the average closing trading price of the MDA Common Shares for the 5 trading days up to and including the date of exercise. Any MDA Common Shares delivered under the 2014 Plan, 2015 Plan and 2016 Plan are either acquired in the open market or issued from treasury. Any MDA Common Shares delivered under the 2017 Plan are either acquired in the open market, or at the Company’s option with all required regulatory and shareholder approval, issued from treasury. The approval is being sought at the MDA Meeting for the ability to issue MDA Common Shares from treasury on the exercise of the awards issued under the 2017 Plan and the Omnibus Plan.

See the sections entitled “Approval of the 2017 Long-term Incentive Plan and Reservation of Shares Thereunder” and “Approval of the Omnibus Equity Incentive Plan and Reservation of Shares Thereunder”.

Other

Executive officers and Directors are not permitted to hedge equity-based compensation or MDA Common Shares held under the share ownership guidelines.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has an agreement with Mr. Lance that provides for the payment of certain severance benefits if Mr. Lance’s employment is terminated. If Mr. Lance’s employment with the Company is terminated by the Company without cause or by Mr. Lance for good reason, as defined in the agreement, the Company shall pay severance at a rate equal to Mr. Lance’s current base salary in the year of termination for a period of 36 months. In addition, the LTIP Units held by Mr. Lance continue to vest in the 36 month period following the termination and are exercisable for a period to their applicable dates of maturity. Assuming severance took place on December 31, 2016, Mr. Lance would have received $3,323,183 in lieu of salary over a period of 36 months. Mr. Lance’s LTIP Units would continue to vest over the same period.

In May 2016, Mr. Friedmann ceased to be President and CEO. Pursuant to his employment agreement, Mr. Friedmann was paid his salary and bonus earned to the date of his departure and was paid a termination amount of $18.3 million, of which $15.3 million was paid with respect to share-based compensation.

During 2016, the Company entered into an amended employment agreement with Mr. Wirasekara to assure his continued retention. This agreement provides for the payment of certain severance benefits if Mr. Wirasekara’s employment is terminated. If Mr. Wirasekara’s employment with the Company is terminated without cause, including any termination or deemed termination as a result of a change of control of the Company, a change of responsibility following a change of control, or any termination by Mr. Wirasekara for good reason, as defined in the agreement, he will be entitled to a lump sum payment in an amount equal to two and one half years compensation (based on the prior year’s annual salary and bonus) including the cost to the Company of providing or maintaining his employee benefits for a period of two years after the date of termination. Furthermore, the LTIP Units held by Mr. Wirasekara immediately vest and are exercisable for a period to their applicable dates of maturity. In addition to all other amounts payable to Mr. Wirasekara under the agreement, he shall be entitled to receive all benefits payable to him under any of the Company’s plans or agreements relating to retirement benefits.

Assuming severance or change of control took place on December 31, 2016, Mr. Wirasekara would have received $817,500 with respect to salary and $470,063 with respect to bonus.

Pursuant to his employment letter, Mr. McCombe is entitled certain severance benefits. In the event that his employment is terminated by the Company without cause or he resigns employment for good reason as these terms are defined in his letter, the Company shall pay Mr. McCombe severance in an amount equal to his then current base salary for a period of 12 months on a salary continuation basis. Mr. McCombe’s receipt of severance is conditioned on his execution and non-revocation of a release in a form satisfactory to the Company, as well as continued compliance with obligations owed to the Company (including any obligations owed under the Company’s conditions of employment and code of conduct). Mr. McCombe will not be entitled to any severance in the event that his employment with the Company is terminated for cause or the Executive resigns without good reason.

Following the reorganization of the Company as part of its U.S. access plan, Mr. Louis’ position became redundant and Mr. Louis ceased to be Executive Vice-President and Chief Operating Officer on September 23, 2016. Pursuant to his employment agreement, the Company paid Mr. Louis $747,200 for two years of salary and $386,000 for two years of bonus. Mr. Louis’ employee benefits from the Company will be maintained for a period of two years after his retirement. All of Mr. Louis’ LTIP Units vested on his retirement and continue to be exercisable until their respective maturity dates.

In the event of a change of control of the Company, as defined in each respective LTIP, all LTIP Units immediately vest and are paid out. Assuming a change of control took place on December 31, 2016 and based on the closing price of the MDA Common Shares on the TSX on December 31, 2016, the value of LTIP Units that have not vested that would be payable was $42,500 for Mr. Lance, $10,540 for Mr. Wirasekara, $nil for Mr. Louis, $12,240 for Mr. McCombe, $11,900 for Mr. Osborne and $nil for Mr. Celli.

PERFORMANCE CHART

The following chart shows the shareholder return on the MDA Common Shares for the 5-year period from December 31, 2011 to December 31, 2016, together with the cumulative return for the S&P/TSX Composite Index for the same period, based on the closing price on the last trading day of each year. The chart assumes an initial investment of $100.

	As at December 31
	2011	2012	2013	2014	2015	2016
MDA	100	122	183	214	191	156
S&P / TSX Composite Index	100	104	114	122	109	128

The cash compensation of the CEO and the other Named Executive Officers (including any payments made on retirement) was generally linked to the Company’s operating earnings during that period. Cash compensation of the CEO and the other Named Executive Officers remained fairly constant over the period. The cash compensation paid for U.S. officers reflects the compensation required to be paid for those individuals, reflecting competitive compensation. The long-term stock based incentive awards are directly affected by the price of the MDA Common Shares, both positively and negatively. See the section entitled “Executive Compensation – Summary Compensation Table”.

DIRECTOR COMPENSATION

Director compensation table(1) (2)

	Fees earned ($)	Share- based awards ($)(3)	Option- based awards	Non-equity incentive plan compensation	Pension value ($)	All other compensation ($)	Total ($)

Robert L. Phillips	135,073	180,891	Nil	Nil	Nil	Nil	315,964
Dennis H. Chookaszian	114,443	114,425	Nil	Nil	Nil	Nil	228,868
Lori B. Garver	102,169	93,679	Nil	Nil	Nil	Nil	195,847
Joanne O. Isham(4) (5)	211,881	36,033	Nil	Nil	Nil	182,642	247,914
C. Robert Kehler(4)	32,894	36,033	Nil	Nil	Nil	Nil	68,926
Brian G. Kenning	163,752	14,946	Nil	Nil	Nil	Nil	178,698
Eric J. Zahler	41,587	162,924	Nil	Nil	Nil	Nil	204,521
Thomas S. Chambers(6)	55,917	5,588	Nil	Nil	Nil	Nil	61,505
Fares F. Salloum(7)	161,291	12,487	Nil	Nil	Nil	Nil	173,778

(1)	Compensation paid to Directors in U.S. dollars has been translated to Canadian dollars using the average exchange rate for each of the quarters in 2016.
(2)	DSUs were granted during the year at an average price of $81.34. DSUs are granted quarterly through the year, and are granted at the closing price of the MDA Common Shares on the TSX on the day before the date of grant.
(3)	These amounts include the value of notional reinvestment of dividends earned on outstanding DSUs on the dividend payment date.
(4)	Ms. Isham and Mr. Kehler have been a director since November 1, 2016.
(5)	Fees earned by Ms. Isham include $182,642 (U.S. $136,250) as fees for her position as a director on the proxy board of a subsidiary of the Company.
(6)	Mr. Chambers ceased to be a director on May 4, 2016.
(7)	Mr. Salloum, ceased to be a director on November 1, 2016.

The value of the vested and unpaid DSUs as at December 31, 2016 is as follows: Mr. Phillips - $1,696,130; Mr. Chookaszian - $1,053,317; Ms. Garver - $104,081; Ms. Isham - $30,034; Mr. Kehler - $30,034; Mr. Kenning - $683,883 and Mr. Zahler - $287.82. Mr. Chambers and Mr. Salloum did not hold any DSUs as at December 31, 2016.

Compensation of Directors

During 2016, the MDA Board approved a change in director compensation and share ownership guidelines based on the recommendation of an external consultant and the Governance and Nominating Committee. The Chair receives an annual cash retainer of U.S.$130,000 and each director receives an annual cash retainer of U.S.$80,000. The chair of each of the Compensation Committee, Governance and Nominating Committee, and Government Security Committee receives a U.S.$10,000 annual retainer and the Audit Committee Chair receives a U.S.$17,500 annual retainer. The directors do not receive any payment for attending meetings. Directors are also reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

The Company has a DSU plan to provide for an annual grant, calculated quarterly, of DSUs to independent directors to be paid on retirement. Annually, the Chair receives DSUs equal to U.S.$135,000 and each director receives DSUs equal to U.S.$100,000. DSUs are granted at a price equal to the closing price of the MDA Common Shares on the TSX on the day before the date of grant, and are paid out at retirement at the closing price of the MDA Common Shares on the day before the retirement date. Directors may also elect to have their annual cash retainer, or a portion thereof, paid in DSUs on a quarterly basis. The number of units in a participant’s DSU balance is adjusted for any dividends paid by the Company. The DSU plan allows directors who have achieved a specific share ownership guideline to elect to have their DSU grant paid in cash. For purposes of this guideline, the minimum share ownership level is five times the sum of the annual cash retainer and the annual DSU grant, valued at the market value of the MDA Common Shares at the date of assessment. As at December 31, 2016, none of the directors have elected to receive their DSU grant in cash.

The DSU plan permits the payment of DSUs to be satisfied by the issue of MDA Common Shares from treasury. The Company has the sole discretion to make the payment of DSUs, on a director ceasing to be a director, in the form of MDA Common Shares issued from treasury at a subscription price per MDA Common Share equal to the closing market price of the MDA Common Shares on the stock exchange on the day prior to the date that the director ceased to be such. The number of MDA Common Shares to be issued will be equal to the number of DSUs held by the director. In the event of MDA Common Shares being issued from treasury, the director is required to pay the Company the amount of all deductions required to be withheld under applicable income tax laws.

Mr. Lance does not receive an annual cash retainer, but is reimbursed for transportation and other expenses incurred for attendance at meetings.

Directors’ Share Ownership Guidelines

Directors have a recommended share ownership guideline of four times the sum of the annual cash retainer paid to them as a member of the MDA Board. Share ownership includes the value of DSUs held. The recommended guideline is expected to be met within five years from the date of appointment or initial election as a director. For the purposes of this policy, common shares are valued at the higher of original cost and market value at the date of assessment. All directors, with the exception of Ms. Garver, Mr. Zahler, Ms. Isham and Mr. Kehler, meet or exceed the recommended guidelines. As at December 31, 2016, Ms. Garver, Mr. Zahler, Ms. Isham and Mr. Kehler have been a director for less than five years. Directors have five years from the date of their appointment or election to the MDA Board to meet the recommended share ownership guideline. See the section entitled “Annual Election of Directors”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Option Plan

In February 2017, the MDA Board terminated the Option Plan of the Company as there were no options outstanding. The Option Plan had not been used since 2004 and is not considered an element of compensation in the Company’s compensation mix.

Long-Term Incentive Plans

The Company has LTIP Units outstanding under the Company’s 2012 Long-term Incentive Plan (the “2012 Plan”), the 2013 Long-term Incentive Plan (the “2013 Plan”), the 2014 Long-term Incentive Plan (the “2014 Plan”), the 2015 Long-term Incentive Plan (the “2015 Plan”) and the 2016 Long-term Incentive Plan (the “2016 Plan”) (the 2012 Plan, 2013 Plan, 2014 Plan, 2015 Plan and 2016 Plan are together called the “Plans”) pursuant to which MDA Common Shares may be issued by the Company from treasury. In 2015, MDA Shareholders approved the reservation of 800,000 MDA Common Shares for issuance under the 2012 Plan, 2013 Plan, 2014 Plan and 2015 Plan. In 2016, MDA Shareholders approved the reservation of 200,000 MDA Common Shares for issuance under the 2016 Plan.

The Plans provide for the issuance to designated individuals of LTIP Units, the value of which is determined based on the positive difference between the average closing trading price of the MDA Common Shares on the TSX for the 5 trading days up to and including the applicable date of determination under the Plans and the base price at which the LTIP Units were issued. LTIP Units are issued to approximately 300 employees across the Company and its subsidiaries in any one year.

The Plans provide that the base price of an LTIP Unit is equal to the closing market price of the MDA Common Shares on the date of grant. When LTIP Units are exercised, as permitted under the Plans, they are satisfied by payments in cash or if elected by the Company by the delivery of MDA Common Shares. The amount payable is the increased value of an LTIP Unit which is the difference between the average of the closing trading price of the MDA Common Shares on the TSX for the 5 trading days up to and including the date of exercise and its base price (the “AU Value”). The MDA Common Shares issued under the Plans may be purchased in the secondary market (through a third party independent of the Company) or at the discretion of the Company issued from treasury. In the event of an issue of MDA Common Shares from treasury, the grantee is required to concurrently pay to the Company the amounts that must be withheld under applicable income tax laws with respect to that surrender (the “Deductions”).

The Plans provide that LTIP Units granted thereunder vest in the amount of 1/3rd of the award on the first anniversary of the grant date, and thereafter, in the amount of an additional 1/3rd of the award on the second and third anniversary of the date of grant. The LTIP Units have a maturity date of five years after the date of grant; provided that if the maturity date occurs during a blackout period, the maturity date is extended by 10 business days after the expiration of the blackout period.

The Plans provide that: (i) the aggregate number of MDA Common Shares reserved for issuance under the Plans, when combined with all MDA Common Shares issuable under all other compensation arrangements pursuant to which MDA Common Shares from treasury are being issued (“other compensation arrangements”), may not exceed 10% of the issued and outstanding MDA Common Shares; (ii) the aggregate number of the MDA Common Shares issuable to insiders under the Plans and under all other compensation arrangements may not exceed 10% of the issued and outstanding MDA Common Shares; and (iii) the aggregate number of MDA Common Shares issued to insiders under the Plans and any other compensation arrangement in any one year shall not exceed 10% of the issued and outstanding MDA Common Shares.

The Plans provide that the rights of a grantee thereunder may not be assigned, encumbered, pledged, transferred or alienated in any way other than by will or pursuant to the laws of succession, as is provided in the Plans.

The 2014 Plan, the 2015 Plan and the 2016 Plan also contain a provision which permits a grantee, other than a U.S. taxpayer, to elect to exercise a right to receive MDA Common Shares from treasury by paying to the Company an amount equal to the base price multiplied by the number of LTIP Units being exercised plus the Deductions. The Company, at its sole discretion, may also deliver MDA Common Shares to the grantee representing the appreciation of the share value in which event the grantee shall pay to the Company an amount equal to all Deductions. In addition, the 2014 Plan, the 2015 Plan and the 2016 Plan contain a provision which permits the Company to elect not to take any deduction for the purposes of calculating its income tax, any amount payable to a grantee if a grantee is paid out in cash on the surrender of LTIP Units. The Company has made that election under the 2014 Plan, the 2015 Plan and the 2016 Plan.

The Plans provide that in the event of: a dissolution or liquidation of the Company; any reorganization, merger, amalgamation, arrangement, consolidation or business combination as a result of which the Company shall cease to exist or will become a subsidiary of another non-related entity or there shall be a change of control (as defined in the Income Tax Act (Canada)); a sale of all or substantially all the assets of the Company to an unrelated entity; or a sale of equity securities to one or more persons resulting in such persons holding more than 80% of the voting power of all equity securities of the Company, then all LTIP Units are accelerated and are earned. They will be vested and exercisable on the completion of the terminating transaction, and the LTIP Units will be treated in the same manner as MDA Common Shares held by MDA Shareholders are treated in any such terminating transaction as hereinbefore described and the Plans terminate on such event.

The Company may terminate the Plans provided that the grantees are not materially adversely affected as a result thereof, without the grantees’ consent.

Deferred Share Unit Plan

The Company established a deferred share unit plan (the “DSU Plan”) in December 2003 in order to provide for DSUs to be granted to non-employee directors as a component of their directors’ compensation. The DSU Plan was established to enable the Company to attract and retain the highest stature of directors and through the grant of DSUs to align the interests of directors with those of the MDA Shareholders.

The DSU Plan requires non-employee directors to receive a portion of their director’s compensation in the form of DSUs and permits non-employee directors to elect to receive DSUs in lieu of all or a portion of their director’s retainer, which is normally paid in cash, unless the director is entitled to elect to receive cash. DSUs will not be paid out until termination of service on the MDA Board. The DSU Plan provides that DSUs could be satisfied, at the discretion of the Company, by MDA Common Shares issued from treasury rather than by the payment in cash. MDA Common Shares would be issued on the basis of one MDA Common Share for each DSU held in a DSU account, at a price equal to the closing market price of an MDA Common Share on the day before the date of the director ceasing to be a director. The director is required to pay the Company an amount equal to the amount of all deductions payable by the director in this event. In 2015, MDA Shareholders approved the reservation of 100,000 MDA Common Shares for issuance under the DSU Plan.

See the section entitled “Director Compensation” for a further description of the DSU Plan.

The DSU Plan may be terminated by the Company and amended as may be required by applicable law without the affected directors’ consent, provided no amendment may adversely affect the rights of directors with respect to DSUs to which the directors are then entitled under the DSU Plan.

Employee Share Purchase Plan

The purpose of the MDA Employee Share Purchase Plan (the “ESPP”) is to encourage employees of the Company and its subsidiaries to invest in MDA Common Shares, thereby sharing in the growth and success of the Company and its subsidiaries. The ESPP was established October 1, 2001 and has been approved by the MDA Shareholders. As at December 31, 2016, there were 275,896 MDA Common Shares remaining for issuance under the ESPP. While insiders of the Company can participate in the ESPP, their participation is limited by the maximum amounts that may be contributed as provided in the ESPP.

All active, permanent full-time or permanent part-time employees who work at least 20 hours per week on a regular basis are allowed to be participants in the ESPP (“Participants”). Participants may elect to contribute up to 10% of their annual base salary, to a maximum of $20,000 annually, through payroll deductions or lump sum payments with all contributions to be applied to the purchase of MDA Common Shares issued by the Company from treasury.

MDA Common Shares are issued to Participants at a price equal to 85% of the weighted average market price of the MDA Common Shares on the TSX for the five trading days preceding an investment date. Participants own all MDA Common Shares purchased for their accounts and may withdraw them periodically or place them in a registered retirement savings plan. The rights under the ESPP are personal to Participants and may not be assigned by them. Participants are paid out their allocated MDA Common Shares under the ESPP upon termination of their employment.

General

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2016.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:
LTIPs(1)	N/A	N/A	879,234
DSU Plan(2)	N/A	N/A	86,234
ESPP(3)	N/A	N/A	275,896
Equity compensation plans not approved by security holders:	N/A	N/A	N/A

Total	Nil	N/A	1,241,364

(1)	MDA Common Shares may be issued from treasury to applicable grantees at the discretion of the Company.
(2)	MDA Common Shares may be issued from treasury to independent Directors at the discretion of the Company.
(3)	There are no options, warrants or rights issued under the ESPP.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The MDA Board has spent considerable time and effort in defining and implementing an executive compensation program, and believes that it achieves the goal of enhancing the growth and sustainment of long-term shareholder value while attracting, motivating and retaining executive talent. The MDA Board believes that shareholders should be well informed as to, and fully understand, the objectives, philosophy and principles that it has used to make executive compensation decisions and the oversight of any risks inherent in the Company’s compensation program. For information regarding the Company’s approach to executive compensation, shareholders should review the Section “Compensation Discussion and Analysis”.

The MDA Board values and encourages constructive dialogue on compensation and other important governance topics with the MDA Shareholders, to whom the MDA Board is ultimately accountable. The MDA Board has monitored developments and trends relating to shareholders having an advisory vote on executive compensation (commonly referred to as “say on pay”). In forming its resolution for the say on pay vote, the Company has reviewed information set forth on this topic by the Canadian Coalition for Good Governance.

As this is an advisory vote, the results will not be binding upon the MDA Board. However, the MDA Board will take the results of the advisory vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation related matters. In the event that a significant number of shareholders oppose the resolution, the MDA Board will consult with MDA Shareholders to understand their concerns and will review the Company’s approach to compensation in the context of these concerns. Last year, shareholders voted 98.7% in favour of the Company’s approach to executive compensation.

Accordingly, the MDA Board proposes that you indicate your support for the Company’s approach to executive compensation disclosed in this Annex A by voting FOR the following advisory resolution. The MDA Board recommends a vote FOR the above resolution.

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular delivered in advance of the Annual and Special General Meeting of shareholders.”

APPROVAL OF THE 2017 LONG-TERM INCENTIVE PLAN

AND RESERVATION OF SHARES THEREUNDER

At the MDA Meeting, MDA Shareholders will be asked to pass a resolution approving the Company’s 2017 Long-term Incentive Plan (the “2017 Plan”) for the purpose of the reservation of MDA Common Shares thereunder and the reservation of 300,000 MDA Common Shares in the aggregate for issuance under the 2017 Plan.

The 2017 Plan provides for the issuance to grantees of LTIP Units, the value of which is determined based on the positive difference between the average closing trading price of the MDA Common Shares on the TSX for the five trading days up to and including the applicable date of determination under the 2017 Plan and the base price at which the LTIP Units were issued. The Company establishes a long-term incentive plan, similar to the 2017 Plan, annually, in order to provide long-term incentive compensation to its employees and to align the interests of the grantee with the interests of the MDA Shareholders. LTIP Units are issued to approximately 300 employees across the Company and its subsidiaries in any one year.

The 2017 Plan was established to attract, motivate and retain highly talented employees who are in a position to make long-term contributions to MDA, to reward those employees for their contributions to the success of MDA to promote an ownership culture aligned with MDA Shareholder interests and to encourage employees to increase their proprietary interest in the Company and their personal interest in MDA’s continued success and progress. In order to encourage employees to hold MDA Common Shares and to promote alignment with MDA Shareholders, as well as to provide greater flexibility in managing its cash resources and cash costs and to encourage employees to hold MDA Common Shares, thereby having a stake and interest in MDA, aligned with that of MDA Shareholders, the Company wishes to have the flexibility to issue MDA Common Shares from treasury to grantees under the 2017 Plan to satisfy its obligations under the 2017 Plan.

The 2017 Plan provides that designated employees are granted a number of LTIP Units, with a base price equal to the closing market price of the MDA Common Shares on the date of grant. When LTIP Units are exercised, as permitted under the 2017 Plan, they are satisfied by payments in cash or if elected by the Company by the delivery of MDA Common Shares. The amount payable is the increased value of an LTIP Unit which is the difference between the average of the closing trading price of the MDA Common Shares on the TSX for the five trading days up to and including the date of exercise and its base price (the “AU Value”). The MDA Common Shares may be purchased in the secondary market (through a third party independent of the Company) or subject to the Company receiving the approval of the TSX and MDA Shareholders, be issued from treasury.

In order to issue MDA Common Shares from treasury, the reservation of MDA Common Shares for that issuance under the 2017 Plan and the 2017 Plan have to be approved by the TSX and by the MDA Shareholders by an ordinary resolution. The TSX has approved the 2017 Plan and the reservation of MDA Common Shares, conditional upon the MDA Shareholders approving same at the MDA Meeting.

The 2017 Plan provides that 300,000 MDA Common Shares in the aggregate be reserved for issuance thereunder. This represents 0.8% of issued and outstanding MDA Common Shares. The number of LTIP Units currently outstanding under the 2017 Plan is 1,684,200, at an average base price of $66.84. Additional LTIP Units may be granted under the 2017 Plan. Notwithstanding the number of LTIP Units that may be outstanding under the 2017 Plan which is currently 1,684,200 the maximum number of MDA Common Shares that may be issued is 300,000.

In 2015, shareholders approved the reservation of 800,000 MDA Common Shares for issuance under the 2012 Plan, 2013 Plan, 2014 Plan and 2015 Plan (the “Prior Plans”). In 2016, the MDA Shareholders approved the reservation of 200,000 MDA Common Shares for issuance under the 2016 Plan. As at June 21, 2017, 130,720 MDA Common Shares were issued from treasury under the 2012 Plan, 2013 Plan, 2014 Plan and 2015 Plan and no MDA Common Shares have been issued from treasury under the 2016 Plan. If MDA receives approval for the 2017 Plan, there would be a total of 1,169,280 MDA Common Shares (3.2% of issued and outstanding MDA Common Shares) approved and remaining reserved for issuance under all LTIP Plans. There are 4,384,120 LTIP Units outstanding under the Prior Plans and the 2016 Plan. No further LTIP Units will be issued under the Prior Plans or the 2016 Plan and therefore the maximum number of MDA Common Shares that may be issued under the Prior Plans and the 2016 Plan is capped.

The following is a summary of the 2017 Plan. A copy of the 2017 Plan is attached as Annex A-5 to this Annex A.

Grants of LTIP Units. The 2017 Plan provides for the grant of LTIP Units to employees as determined by the MDA Board or as delegated by it. This delegation is generally to the Compensation Committee. The 2017 Plan states that no LTIP Units may be issued to directors who are not employees. An LTIP Unit is a share appreciation right accounted for on the Company’s books, based on the trading value of the MDA Common Shares from time to time. The base price of an LTIP Unit is equal to the closing market price of an MDA Common Share on the date of the grant of that LTIP Unit.

The 2017 Plan provides that LTIP Units granted thereunder vest in the amount of 1/4th of the award on the first anniversary of the grant date, and thereafter, in the amount of an additional 1/4th of the award on the second, third and fourth anniversary of the date of grant. The LTIP Units have a maturity date of ten years after the date of grant; provided that if the maturity date occurs during a blackout period, the maturity date is extended by 10 business days after the expiration of the blackout period.

Specifically, unless otherwise determined by the Compensation Committee at or after the time of grant, LTIP Units shall vest upon the specified vesting date or expire, as the case may be, as follows:

•	LTIP Units expire on the applicable maturity date; provided that if the maturity date occurs during a blackout period, the maturity date is extended by 10 business days after the expiration of the blackout period;

•	if a grantee’s termination of employment occurs before the applicable vesting date, the grantee’s LTIP Units expire, provided that if the termination date occurs during a blackout period, the maturity date is extended by 10 business days after the expiration of the blackout period;

•	if a grantee is on a leave of absence as a result of sickness, disability, or military service before a vesting date as determined through company policies or if a participant is on an approved leave of absence, and any such leave extends beyond 30 days, all vesting is suspended until the participant returns to work and if the employee does not recommence employment, the LTIP Units terminate and vested LTIP Units must be exercised by that date or terminate. In no event does the maturity date get extended;

•	except as may otherwise be approved by the Company, if an employee reduces his or her work week to less than 25 hours per week on a regular basis, the employment of that grantee is deemed terminated; and

•	if an employee is terminated for “cause”, all rights of that grantee with respect to his or her LTIP Units terminate on the date of his or her termination.

The 2017 Plan provides that: (i) the aggregate number of the MDA Common Shares reserved for issuance under the 2017 Plan, when combined with all MDA Common Shares issuable under other compensation arrangements, may not exceed 10% of the issued and outstanding MDA Common Shares; (ii) the aggregate number of MDA Common Shares issuable to insiders under the 2017 Plan and under all other compensation arrangements may not exceed 10% of the issued and outstanding MDA Common Shares; and (iii) the aggregate number of MDA Common Shares issued to insiders under the 2017 Plan and any other compensation arrangement in any one year shall not exceed 10% of the issued and outstanding MDA Common Shares.

The 2017 Plan provides that the rights of a grantee thereunder may not be assigned, encumbered, pledged, transferred or alienated in any way other than by will or pursuant to the laws of succession, as is provided in the 2017 Plan.

Payment of LTIP Units. The 2017 Plan provides that at any time after any LTIP Unit has vested, a grantee may exercise the LTIP Unit by notice in writing by surrendering the LTIP Units for cancellation. A grantee, other than a U.S. taxpayer, has two alternatives when exercising the LTIP Unit. Under the first alternative, MDA will deliver MDA Common Shares to the grantee equal to the number of LTIP Units exercised, upon payment by the grantee of the base price plus all Deductions. Under the second alternative, the Company pays to the grantee an amount in cash equal to the number of LTIP Units exercised multiplied by the AU Value, net of all Deductions. A grantee that is a U.S. taxpayer may only exercise LTIP Units under the second alternative.

The Company has the right under the 2017 Plan to elect, with respect to any grantee providing notice to the Company to exercise any LTIP Unit, (i) to deliver to the grantee a number of MDA Common Shares having a value equal to the AU Value multiplied by the number of LTIP Units being exercised less all Deductions, by having same purchased in the secondary market; or (ii) by issuing to the grantee from treasury, a number of MDA Common Shares equal to the AU Value multiplied by the number of LTIP Units being exercised and dividing that product by the closing market price of the MDA Common Shares on the TSX for the last 5 trading days prior to the date of exercise. In the event of an issue of MDA Common Shares from treasury, the grantee is required to concurrently pay to the Company an amount equal to the Deductions. All MDA Common Shares issued to any U.S. taxpayer under the 2017 Plan will have a legend ascribed thereon relating to restrictions on the transfer of such shares.

The 2017 Plan also contains a provision which permits the Company to elect not to take any deduction for the purposes of calculating its income tax, any amount payable to a grantee if a grantee is paid out in cash on the surrender of LTIP Units under the 2017 Plan.

The 2017 Plan provides that in the event of, a dissolution or liquidation of MDA; any reorganization, merger, amalgamation, arrangement, consolidation or business combination as a result of which MDA shall cease to exist or will become a subsidiary of another non-related entity or there shall be a change of control (as defined in the Income Tax Act (Canada)) or the MDA Shareholders as a group prior to such event hold less than a majority of the MDA Common Shares; a sale of all or substantially all the assets of MDA to an unrelated entity; a sale of equity securities to one or more persons resulting in such persons holding more than 50% of the voting power of all equity securities of MDA; or a sale to one person (or two or more persons acting in concert), other than to a subsidiary of the Company, immediately prior to such event, of equity securities of the Company resulting in such person or persons holding shares representing at least 50% or more of the aggregate voting power of all outstanding equity securities of the Company, then all LTIP Units are accelerated and are earned. All LTIP Units outstanding will be vested and exercisable on the completion of the terminating transaction, and the LTIP Units will be treated in the same manner as common shares held by shareholders are treated in any such terminating transaction as hereinbefore described and the 2017 Plan terminates on such event.

Adjustments. LTIP Units are adjusted if there is a subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the MDA Common Shares in a manner to reflect such event.

Amendment and Termination. The 2017 Plan contemplates that the following amendments to the 2017 Plan or to awards granted thereunder must be approved by the MDA Shareholders:

•	an increase in the number of treasury MDA Common Shares reserved for issuance under the 2017 Plan;

•	amending the eligibility requirements for participating in the 2017 Plan, which would have the potential of broadening or increasing insider participation;

•	amending the maturity date for the 2017 Plan or any award; or

•	amending the amending provisions of the 2017 Plan.

Subject to the foregoing, the MDA Board may amend, suspend or terminate the 2017 Plan and any LTIP Unit granted thereunder without obtaining the prior approval of the MDA Shareholders. However, the MDA Board must obtain, where necessary, the prior consent of applicable regulatory authorities and stock exchanges. Without limiting the generality of the foregoing, the MDA Board may, without MDA Shareholder approval, decide to:

•	amend, wind up, suspend or terminate the 2017 Plan or any awards granted thereunder;

•	amend the eligibility requirements for participating in the 2017 Plan, where such amendment would not have the potential of broadening or increasing insider participation;

•	amend the manner in which a grantee may elect to exercise any LTIP Unit;

•	amend the provisions of the 2017 Plan relating to the LTIP Units and the dates for the exercise of the same;

•	make any amendment which is intended to ensure compliance with tax, securities and other laws applicable thereto and the requirements of the TSX;

•	make any amendment which is intended to provide additional protection to MDA Shareholders (as determined at the discretion of the MDA Board);

•	make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the 2017 Plan and any provisions of any tax, securities and other laws applicable thereto and the requirements of the TSX;

•	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

•	make any amendment which is not expected to materially adversely affect the interests of the MDA Shareholders; or

•	make any amendment which is intended to facilitate the administration of the 2017 Plan.

No amendment may be made to the 2017 Plan or any LTIP Unit to change its base price or the determination of the AU Value. No amendment, suspension or discontinuance of the 2017 Plan or of any granted LTIP Unit may contravene the requirements of the TSX or any securities commission or regulatory body to which the 2017 Plan or MDA is subject. Notwithstanding the foregoing, no amendment may materially adversely affect any grantee or the LTIP Units granted without the grantee’s consent.

Non-Transferability. No LTIP Unit may be transferred, encumbered, pledged or alienated in any way other than by will or by the laws of succession, and during a grantee’s lifetime an LTIP Unit may be exercised only by the grantee.

Long-term Incentive Plan Resolution. The MDA Board unanimously recommends that MDA Shareholders vote FOR the Long-term Incentive Plan resolution set forth below. An MDA Shareholder can vote for or against the resolution approving the 2017 Plan. Unless otherwise instructed, the persons named in the Proxy Form will vote FOR the resolution approving the 2017 Plan and reserving the MDA Common Shares issuable thereunder.

The following is the text of the resolution to be considered by MDA Shareholders at the MDA Meeting:

“BE IT RESOLVED that:

1. The 2017 Long-term Incentive Plan (the “2017 Plan”), substantially as annexed to the management information circular dated June 21, 2017, is hereby approved for its purpose of the issuance of common shares thereunder.

2. The reservation of 300,000 common shares in the aggregate for issuance under the 2017 Plan is hereby approved.

3. The Board of Directors may revoke this resolution before it is acted upon, without further approval of the shareholders.

4. Any one or more directors or officers of the Company, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the 2017 Plan referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as may such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

MDA Shareholder approval of the 2017 Plan, for the purpose of the issue of MDA Common Shares from treasury is required under the rules, regulations and policies of the TSX. To pass, this resolution must be approved by a simple majority of more than 50% of the votes cast by the MDA Shareholders who are present in person or represented by proxy at the MDA Meeting.

APPROVAL OF THE OMNIBUS EQUITY INCENTIVE PLAN

AND RESERVATION OF SHARES THEREUNDER

At the MDA Meeting, MDA Shareholders will be asked to pass a resolution approving the Omnibus Plan for the purposes of the issue of MDA Common Shares from treasury, if determined by the Company, and the reservation of 1,100,000 MDA Common Shares in the aggregate if the Merger is completed, and 700,000 MDA Common Shares in the aggregate if the Merger is not completed, for issuance under the Omnibus Plan. No awards have been made under the Omnibus Plan.

The Omnibus Plan was established to attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of MDA Common Shares or other performance objectives and align the interests of key personnel with those of MDA Shareholders.

Historically, MDA has made equity awards primarily in the form of share appreciation rights, or LTIP Units. These LTIP Units entitle the participants to the appreciation value between the MDA Common Share price on the date of grant and the MDA Common Share price on the date of exercise. As part of a broader strategic review of the entire compensation program, beginning in 2016 the Company began to reexamine its equity compensation program to ensure that the program was achieving its intended objectives of aligning the interests of recipients with those of shareholders, and was consistent with evolving market norms and best practices. As part of that review, the Compensation Committee modified the terms of the historical LTIP program for the 2017 LTIP grants made in December 2016, lengthening the vesting period from three to four years, and extending the term of the award from seven to 10 years. These changes were intended to enhance the retention power of the awards, and to provide an even greater long-term focus for employees.

The Compensation Committee also determined that the ability to grant different vehicles, including time-vested and performance-vested restricted shares, in addition to options and long-term incentive units, would further strengthen the ability of the compensation program to motivate and retain employees to deliver long-term shareholder value, and it is for this reason that the Company is asking shareholders to approve this Omnibus Plan. In particular, the Omnibus Plan will permit the Company to grant performance-vested restricted shares, so that the Company can incorporate performance metrics into its long-term incentive program, which is viewed as a best practice.

The purpose of the Omnibus Plan is to foster and promote the long-term financial success of MDA by motivating superior performance by means of performance-related incentives, encouraging and providing for the acquisition of an ownership interest in MDA by participants, and enabling MDA and its subsidiaries to attract and retain qualified and competent employees whose judgment, interest and performance are required for the successful operations of MDA and its subsidiaries. MDA believes the Omnibus Plan will help it attract, retain and reward the best talent and align their interests with MDA Shareholders, including retaining key employees at companies that are acquired by MDA as part of its growth or business strategy. The Omnibus Plan aligns with current best practices, including the following:

•	No discounted stock options or LTIP units. Requires that stock options and LTIP units have an exercise price of no less than fair market value of an MDA Common Share on the day before the date of grant.

•	No repricing of stock options or LTIP units. Includes an explicit prohibition on re-pricing stock options or LTIP Units without MDA Shareholder approval.

•	Double-trigger change in control vesting. If awards granted under the Omnibus Plan are assumed by a successor in connection with a change in control of MDA, such awards will not automatically vest and pay out solely as a result of the change in control.

•	No dividends on unearned performance awards. Any dividends declared on awards subject to performance conditions will be subject to the same performance conditions and service conditions, as applicable, as the underlying award.

•	Clawback. Awards under the Omnibus Plan will be subject to MDA’s existing clawback policy and any additional policy that MDA may be required to adopt from time to time.

•	Minimum Vesting. Awards of restricted share units (“RSUs”) under the Omnibus Plan have a minimum vesting of one year.

The Omnibus Plan provides for grant to eligible employees, officers, consultants or advisors of MDA and its subsidiaries of stock options, long-term incentive units (“Omnibus LTIPs”), RSUs and performance share units (“PSUs”) in order to provide a long-term incentive compensation to such persons. No awards will be made under the Omnibus Plan to non-employee directors. The Omnibus Plan provides the

Company with flexibility to determine whether to grant employees as long-term compensation, incentive (qualified) stock options or non-qualified stock options, Omnibus LTIPs, RSUs or PSUs or any combination of those instruments. At the time of grant, the Compensation Committee has the discretion to determine the terms and conditions with respect to the grant of any stock options, Omnibus LTIPs, RSUs and PSUs, which will be contained in the award agreements with the participants. With respect to Omnibus LTIPs, these terms may include, vesting periods, vesting amounts and maturity dates; to RSUs may include the length of time the RSUs must be held before the MDA Common Shares are issued to the participant; and to PSUs, may include any performance criteria that must be met before the PSUs vest, the period of time over which the PSUs vest and when the PSUs mature if the performance criteria are met.

In order to have greater flexibility in managing its cash resources and cash costs the Company has the flexibility under the Omnibus Plan to issue MDA Common Shares from treasury to participants under the Omnibus Plan to satisfy its obligations under the Omnibus Plan. MDA could also satisfy its obligations under the Omnibus Plan by purchasing MDA Common Shares in the open market or by payments in cash.

In order to issue MDA Common Shares from treasury under the Omnibus Plan, the Omnibus Plan and the reservation of MDA Common Shares for issuance thereto has to be approved by the TSX and by the MDA Shareholders. The TSX has approved the Omnibus Plan and the reservation of MDA Common Shares for issuance thereunder, conditional upon the MDA Shareholders approving same at the MDA Meeting.

The following sets forth the number of MDA Common Shares outstanding under all Company-established equity compensation plans available to employees, officers, consultants and advisors and the percentage of current outstanding MDA Common Shares (36,436,775 MDA Common Shares) and estimated outstanding MDA Common Shares following completion of the Merger (estimated 57,302,803 MDA Common Shares):

Plans	Number of Common Shares Reserved		Percentage of Outstanding Common Shares
	Without Merger	With Merger	Percentage Without Merger	Percentage With Merger
LTIP Plans excluding 2017 Plan	869,280	869,280	2.4%	1.5%
2017 Plan	300,000	300,000	0.8%	0.5%
Omnibus Plan	700,000	1,100,000	1.9%	1.9%
All Plans	1,869,280	2,269,280	5.1%	4.0%

Although the number of MDA Common Shares requested for the Omnibus Plan is greater than the number of MDA Common Shares requested under the 2017 Plan, it is important to note that the Omnibus Plan is not intended to deliver materially more value to participants. Under the 2017 Plan, the Company only granted LTIP Units, which entitle participants only to the appreciation in the MDA Common Share value between the date of grant and the date of exercise, rather than an entire MDA Common Share. Additionally, the Company settles most of the LTIP Units in cash, rather than MDA Common Shares, which further reduces the number of MDA Common Shares needed to satisfy the Company’s obligations under the LTIP program. When developing the number of MDA Common Shares to be requested under the Omnibus Plan, the Company examined the equity utilization rates of its peers, as well as past and expected future grant values required to attract, motivate and retain MDA and, if the Merger is approved, DigitalGlobe employees.

Once the number of MDA Common Shares reserved for issuance under the Omnibus Plan is approved by the MDA Shareholders no further MDA Common Shares may be issued thereunder unless the TSX and MDA Shareholders approve a further reservation of MDA Common Shares.

The foregoing does not reflect any MDA Common Shares reserved for issuance by MDA for any time-vested restricted share units of DigitalGlobe to be assumed by the Company upon completion of the Merger.

The following is a summary of the Omnibus Plan. A copy of the Omnibus Plan is attached as Annex A-6 to this Annex A.

Administration. The Compensation Committee will administer the Omnibus Plan. The Compensation Committee will have the authority to determine the terms and conditions of any awards, including type of security, vesting time, maturity date, performance criteria, tranche of employment or engagement, acceleration of vesting, and making any determination of fair market value evidencing any awards granted under the Omnibus Plan and to adopt, alter, and repeal rules, guidelines, and practices relating to the Omnibus Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Plan and to adopt such rules, regulations, and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised. Notwithstanding the Compensation Committee’s broad authority under the Omnibus Plan as described above and in the Omnibus Plan, no award may vest earlier than the first anniversary of the date of grant; provided, that the minimum vesting criteria will not apply in limited circumstances where the Compensation Committee deems a shorter vesting period necessary to achieve a specified business objective or to conform with applicable local law, but in no event shall awards be issued with a shorter vesting period in respect of MDA Common Shares in excess of 5% of the aggregate number of MDA Common Shares authorized for issuance under the Omnibus Plan. Further, the Compensation Committee will not be restricted from accelerating the vesting of any award in circumstances it deems appropriate.

Eligibility. Any current employee, officer, consultant, or advisor of MDA or its subsidiaries who is selected by the Compensation Committee will be eligible for awards under the Omnibus Plan. Directors, other than employee directors, are not eligible for awards. The Compensation Committee will have the authority to determine who will be granted an award under the Omnibus Plan.

Fair Market Value. The Omnibus Plan provides that “fair market value” means, with respect to an MDA Common Share, on a given date, the closing sales price as of the relevant date on the TSX. If the MDA Common Shares are not listed, traded, or otherwise reported on the TSX for whatever reason, or any other national securities exchange, the Compensation Committee will determine in good faith the fair market value in whatever manner it considers appropriate in accordance with the terms of the Omnibus Plan. With respect to stock options and Omnibus LTIPs, the applicable strike price cannot be less than 100% of the fair market value of an MDA Common Share as determined on the last trading date immediately prior to the date of grant, as further described below.

Insiders. The Omnibus Plan provides that insider means “reporting insiders” as defined in National Instrument 55-104 — Insider Reporting Requirements and Exemptions.

Number of MDA Common Shares Authorized. The Omnibus Plan provides for an aggregate of 1,100,000 MDA Common Shares to be reserved for issuance pursuant to equity-based awards if the Merger is completed and 700,000 MDA Common Shares if the Merger is not completed.

Additional Limits. The Omnibus Plan also provides the number of MDA Common Shares issuable to insiders of the Company at any time, and the number of MDA Common Shares issued to insiders of the Company within any one-year period, under the Omnibus Plan or when combined with all of the Company’s other equity-based compensation arrangements, cannot exceed 10% of the issued and outstanding MDA Common Shares as of any date of determination, respectively.

Change in Capitalization. If there is a change in the Company’s capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of MDA Common Shares or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number or kind of shares reserved for issuance under the Omnibus Plan, the number or kind of shares covered by awards then outstanding under the Omnibus Plan, the limitations on awards under the Omnibus Plan, and the exercise price of outstanding options, and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, Omnibus LTIPs, RSUs and PSUs, and any combination of the foregoing. Awards may be granted under the Omnibus Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards”.

Long-term Incentive Plan Units (Omnibus LTIPs). The Compensation Committee will be authorized to award Omnibus LTIPs under the Omnibus Plan. Omnibus LTIPs will be subject to the terms and conditions established by the Compensation Committee. An Omnibus LTIP is an appreciation unit that allows a participant to receive, either in the form of cash or MDA Common Shares, the appreciation, if any, in the value of one MDA Common Share over a certain period of time. The strike price per MDA Common Share for each Omnibus LTIP shall not be less than the fair market value of such MDA Common Share, determined on the last trading date immediately prior to the date of grant, and the maximum term of the Omnibus LTIP is ten years from the date of grant; provided, that if the term of an Omnibus LTIP would expire at a time when trading in the MDA Common Shares is prohibited as a result of any black-out, the Omnibus LTIPs term shall be automatically extended until the 10th day following the expiration of such black-out period. The Omnibus Plan provides that at any time after any Omnibus LTIP has vested, a participant may exercise the Omnibus LTIP by notice in writing by surrendering the Omnibus LTIPs for cancellation. A participant, other than a U.S. taxpayer, has two alternatives when exercising the Omnibus LTIP. Under the first alternative, the Company will deliver MDA Common Shares to the participant equal to the number of Omnibus LTIPs exercised, upon payment by the participant of the strike price plus all required Deductions. Under the second alternative, the Company pays to the participant an amount in cash equal to the number of Omnibus LTIPs exercised multiplied by the fair market value of an MDA Common Share for the five business days preceding the date of exercise less the strike price (the “Omnibus LTIP Value”), net of all Deductions. A participant that is a U.S. taxpayer may only exercise Omnibus LTIPs under the second alternative.

The Company has the right under the Omnibus Plan to elect, with respect to any participant providing notice to the Company to exercise any Omnibus LTIP, (i) to deliver to the participant a number of MDA Common Shares having a value equal to the Omnibus LTIP Value multiplied by the number of Omnibus LTIPs being exercised less all Deductions, by having same purchased in the secondary market; or (ii) by issuing to the participant from treasury, a number of MDA Common Shares equal to the Omnibus LTIP Value multiplied by the number of Omnibus LTIPs being exercised and dividing that product by the closing market price of an MDA Common Share on the TSX on the day prior to the date of exercise. In the event of an issue of MDA Common Shares from treasury, the participant is required to concurrently pay to the Company an amount equal to the Deductions.

The Omnibus Plan also contains a provision which permits the Company to elect not to take any deduction for the purposes of calculating its income tax, any amount payable to a participant if a participant is paid out in cash on the surrender of Omnibus LTIPs under the Omnibus Plan.

Restricted Share Units (RSUs). The Compensation Committee will be authorized to award RSUs, which will be subject to the terms and conditions established by the Compensation Committee. An RSU is a unit that represents one MDA Common Share on the date of grant and therefore its value is equal to the fair market value of an MDA Common Share on the date of grant. RSUs awarded must have a minimum vesting period of one year. An RSU, once vested, may be settled in MDA Common Shares equal to the number of RSUs earned, or in cash equal to the fair market value of the number of MDA Common Shares represented by the vested RSU as of the settlement date, at the election of the Compensation Committee or the participant, as set out in the applicable award agreement. RSUs may be granted to any eligible participant under the Omnibus Plan and may be settled at the expiration of the period over which the RSUs are to be earned or at a later date set forth in the applicable award agreement. To the extent provided in an award agreement, the holder of outstanding RSUs shall be entitled to be credited with dividend equivalent payments upon the payment by the Company of dividends on MDA Common Shares, if any, either in cash or (in the sole discretion of the Compensation Committee) in additional RSUs, or in MDA Common Shares having a fair market value equal to the amount of such dividends, and interest may, in the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying RSUs are settled.

Performance Compensation Awards (PSUs). The Compensation Committee may grant any award under the Omnibus Plan in the form of a PSU by conditioning the number of Common Shares earned or vested, or delivered on any payout, under the award on the satisfaction of certain “Performance Goals”. Performance Goals may differ for different participants. The Compensation Committee may establish these Performance Goals with reference to any goals determined by them, including in one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity, or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after taxes, interest, depreciation, and amortization on an adjusted or unadjusted basis (including EBIT and EBITDA);

•	gross or net operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return);

•	expense targets or cost reduction goals, general and administrative expense savings;

•	operating efficiency;

•	objective measures of customer satisfaction, project development and completion, contract award, or product development and exploitation;

•	working capital targets;

•	measures of economic value added or other “value creation” metrics;

•	enterprise value;

•	shareholder return;

•	competitive market metrics;

•	employee retention;

•	objective measures of personal targets, goals, or completion of projects (including but not limited to succession and hiring projects, project development and completion, contract award, product development and exploitation, completion of specific acquisitions, divestitures, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets);

•	system-wide revenues;

•	cost of capital, debt leverage year-end cash position, or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the foregoing.

The Compensation Committee may determine other Performance Criteria for PSUs that are not intended to qualify for Section 162(m) of the Code.

Any Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative, or adjusted basis to measure the performance of MDA and its affiliates and divisions, operational or business units, product lines, asset classes, brands, and administrative departments, or any combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the Compensation Committee deems appropriate or, stock market indices. The Compensation Committee may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s PSU for a performance period, the Compensation Committee may reduce or eliminate the amount of the PSU earned consistent with Section 162(m) of the Code.

The Compensation Committee may also specify adjustments or modifications (to the extent that doing so would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in

Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto); (vi) acquisitions or divestitures; (vii) any other specific, unusual, or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in the Company’s fiscal year.

Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a PSU only to the extent that: (i) the Performance Goals for such period are achieved; and (ii) all or some of the portion of such participant’s PSU has been earned for the performance period based on the application of the “Performance Formula” (as defined in the Omnibus Plan) to such Performance Goals.

Stock Options. The Compensation Committee will be authorized to grant options to purchase MDA Common Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements for incentive stock options. All options granted under the Omnibus Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the Omnibus Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Plan, the exercise price of the options will not be less than 100% of the fair market value of an MDA Common Share determined on the last trading date immediately prior to the date of grant. Options granted under the Omnibus Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to an eligible participant who is a 10% shareholder in which event the exercise price will be 110% of the applicable fair market value); provided, that if the term of a non-qualified option would expire at a time when trading in the MDA Common Shares is prohibited by MDA’s insider trading policy, the option’s term shall be automatically extended until the 10th day following the expiration of such prohibition (as long as such extension does not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash or cash equivalent, by cheque, or by such other method elected by the participant and as the Compensation Committee may permit in its sole discretion, including: (1) in other property having a fair market value equal to the exercise price and all applicable required Deductions; (2) if there is a public market for the MDA Common Shares at such time, by means of a broker-assisted cashless exercise mechanism; or (3) by means of a “net exercise” procedure effected by withholding the minimum number of MDA Common Shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required Deductions. Unless otherwise stated in an award agreement, any fractional MDA Common Shares will be settled in cash. Unless otherwise provided in an award agreement if the service of an Optionholder terminates as a result of disability, the optionholder may exercise options which are vested at the termination date within the earlier of, a period of 12 months following the termination date and the expiration date of the options.

Rights in Event of Termination of Employment, Death, Disability or Leave of Absence. In the event that a participant ceases to be an employee for any reason other than termination for cause, by reason of death or disability, all options, Omnibus LTIPs or RSUs which have vested, and PSUs earned will be deemed to have matured on the date of termination and settled, if applicable, at the fair market value on that date, provided that if the termination is by the Company or an affiliate the participant will have 30 days following the date of termination to exercise any options or Omnibus LTIPs. In the event of death, options or Omnibus LTIPs may be exercised by the personal representative for a period of 12 months following the date of death with the Omnibus LTIP Value being determined at the date of death, and RSUs and PSUs will be settled based on the fair market value of an MDA Common Share at the date of death. In the event of the employment of a participant is terminated as a result of disability, all vested options or Omnibus LTIPs must be exercised within 12 months of the date of the disability termination, which date may be extended to 10 days after the expiry of any black-out period. Vested RSUs and earned

PSUs are settled in the manner as provided in the event of death. In the event of disability, options are settled as provided in “Stock Options”. During a temporary absence by a participant from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service) the vesting and earning of awards under the Omnibus Plan are suspended and are re-instated on the return of the participant from the leave of absence. If the participant does not return to work on the expiration of a leave of absence, all options or Omnibus LTIPs that vested prior to the leave of absence must be exercised within 30 days of the leave of absence expiry date, and all PSUs earned and RSUs vested to that date will be settled at the fair market value of an MDA Common Share on the leave of absence expiry date. The leave of absence expiry date will be used as the date for the determination of value for payment of options or Omnibus LTIPs. In all of the foregoing, any unvested Omnibus LTIPs and unvested or unearned RSUs or PSUs shall be cancelled on the applicable dates. If the participant’s employment with the Company or its affiliates terminates, but such participant continues to provide services with the Company or its affiliates in a non-employee capacity (including as a non-employee director), the Compensation Committee may determine the change in status shall not be considered a termination of employment or service with the Company or an affiliate for purposes of the Omnibus Plan.

Effect of a Change in Control. The Omnibus Plan provides that in the event of a dissolution or liquidation of MDA, any reorganization, merger, amalgamation, arrangement, consolidation or business combination as a result of which MDA shall cease to exist or will become a subsidiary of another non-related entity or there shall be a change of control (as defined in the Income Tax Act (Canada)) or the MDA Shareholders as a group prior to such event hold less than a majority of the MDA Common Shares; a sale of all or substantially all the assets of the Company to an unrelated entity; a sale of equity securities to one or more persons resulting in such persons holding more than 50% of the voting power of all equity securities of the Company; or a sale to one person (or two or more persons acting in concert), other than to a subsidiary of the Company immediately prior to such event, of equity securities of the Company resulting in such person or persons holding shares representing at least 50% or more of the aggregate voting power of all outstanding equity securities of MDA and in such event, either (i) the surviving corporation or successor fails to assume the obligations under the awards, or (ii) if the awards are assumed, converted or replaced during the one year period following the event, the participant is terminated, then all options, Omnibus LTIPs, RSUs and PSUs are accelerated and are earned. If all awards vest then the change of control price will be the price offered to shareholders in the transaction, the fair market value of the MDA Common Shares immediately prior to the transaction, the amount per common share delivered in any liquidation, or the amount as determined by the Compensation Committee. For PSUs subject to any Performance Criteria, the Performance Criteria will be deemed achieved at the greater of the target level of achievement or actual level of achievement measured at the effective date of the terminating transaction, or the date of termination of employment, as the case may be. All options or Omnibus LTIPs, including those vested on the transaction, may be exercised by the participant until the earlier of the applicable expiry date and one year after (i) the termination date of that participant or (ii) the effective date of the terminating transaction, as applicable, after which time all Omnibus LTIPs and all vested RSUs shall be settled by the Company in accordance with the Omnibus Plan.

Clawback Provision. The Omnibus Plan provides that all awards are subject to clawback, reduction, cancellation, forfeiture or recoupment pursuant to the Company’s clawback policy or as may be required by applicable law.

Non-transferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Plan).

Amendments. The Omnibus Plan will have a term of ten years. The MDA Board may amend, suspend, or terminate the Omnibus Plan at any time, subject to MDA Shareholder approval if necessary to comply with any tax, TSX, or any other applicable regulatory requirement or as otherwise required by the terms of the Omnibus Plan.

For the avoidance of doubt, the MDA Board may make changes to the Omnibus Plan and any award outstanding thereunder that do not require the approval of Shareholders, which may include, but are not limited to (i) any amendment of a ‘‘housekeeping’’ nature, including without limitation those made to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision under the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan, (ii) the amendment of the vesting provisions of the Omnibus Plan and any award agreement; (iii) any amendment respecting the administration of the Omnibus Plan; (iv) any amendment necessary to comply with applicable law or the applicable rules of the TSX, or any other national securities exchange or any other regulatory body having authority over MDA or the MDA Common Shares, the Omnibus Plan, the participants or shareholders; (v) any amendments necessary to comply with the Income Tax Act (Canada) or the Code; and (vi) any other amendment that does not require the approval of Shareholders under Section 13(c) of the Omnibus Plan.

The MDA Board will be required to obtain MDA Shareholder approval for the following amendments to the Omnibus Plan or any award outstanding thereunder: (i) any increase in the maximum number of MDA Common Shares that may be issuable from treasury pursuant to awards granted under the Omnibus Plan, except in the case of an adjustment pursuant to a change in capitalization; (ii) any reduction in the strike price or exercise price after an Omnibus LTIP or option has been granted or any cancellation of an option or Omnibus LTIP and the substitution of that option or Omnibus LTIP with a new option or Omnibus LTIP with a reduced strike price, except in the case of an adjustment pursuant to a change in capitalization; (iii) an extension of the term of an award benefitting an insider of MDA, except in the case of an extension due to a blackout period; (iv) any amendment that increases the limits on awards that may be granted to any participant, except in the case of an adjustment pursuant to a change in capitalization; (v) any amendment that would permit awards granted under the Omnibus Plan to be transferable or assignable other than for normal estate settlement purposes; (vi) a change to the eligible persons, including a change that would have the potential of broadening or increasing participation by insiders or including participation by non-employee directors; (vii) any amendment requiring the approval of the shareholders under applicable laws or the applicable requirements of the TSX, or any other national securities exchange on which MDA has applied to list the MDA Common Shares; (viii) any amendment necessary to comply with the Income Tax Act (Canada) or the Code; and (ix) any amendment to the amending provisions of the Omnibus Plan.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award theretofore granted will not to that extent be effective without the consent of the affected participant, holder, or beneficiary; and provided, further that, without MDA Shareholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any Omnibus LTIP, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any Omnibus LTIP and replace it with a new Omnibus LTIP (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the MDA Shareholder approval rules of the applicable securities exchange on which MDA Common Shares are listed.

Omnibus Equity Incentive Plan Resolution. The MDA Board recommends that MDA Shareholders vote FOR the Omnibus Equity Incentive Plan resolution set forth below. An MDA Shareholder can vote for or against the resolution approving the Omnibus Plan. Unless otherwise instructed, the persons named in the Proxy Form will vote FOR the resolution approving the Omnibus Plan and reserving the MDA Common Shares issuable thereunder.

The following is the text of the resolution to be considered by the MDA Shareholders at the MDA Meeting:

“BE IT RESOLVED that:

1. The Omnibus Equity Incentive Plan (the “Omnibus Plan”), as annexed to the management information circular dated June 21, 2017, is hereby approved for the purpose of the issuance of common shares thereunder.

2. The reservation of: (i) 1,100,000 common shares in the aggregate if the merger (the “Merger”) pursuant to the Agreement and Plan of Merger dated as of February 24, 2017, as may be amended, by and among DigitalGlobe, Inc., the Company, SSL MDA Holdings, Inc. and Merlin Merger Sub, Inc. is completed or (ii) 700,000 common shares in the aggregate if the Merger is not completed, for issuance under the Omnibus Plan is hereby approved.

3. The Board of Directors may revoke this resolution before it is acted upon, without further approval of the shareholders.

4. Any one or more directors or officers of the Company, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the Omnibus Plan referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as may such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

MDA Shareholder approval of the Omnibus Plan, for the purpose of the issue of MDA Common Shares from treasury is required under the rules, regulations and policies of the TSX. To pass, this resolution must be approved by a simple majority of more than 50% of the votes cast by the MDA Shareholders who are present in person or represented by proxy at the MDA Meeting.

LAPSE OF SHAREHOLDER RIGHTS PLAN

The directors have determined not to request the reconfirmation of the MDA shareholder rights plan agreement (the “Shareholder Rights Plan”) between MDA and Computershare Investor Services Inc. dated January 8, 2008 which was initially adopted in 2008 and reconfirmed in 2011 and 2014. Accordingly at the end of the MDA Meeting, the Shareholder Rights Plan will be terminated.

OTHER MATTERS

Interest of Certain Persons in Matters to be Acted Upon

None of the Directors or senior officers of the Company, no proposed nominee for election as a Director, none of the persons who have been Directors or senior officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the MDA Meeting outlined in this Annex A, other than the election of the directors.

Interest of Certain Persons in Material Transactions

Other than as outlined in the Management Information Circular, none of the insiders of the Company, no proposed nominee for election as a Director and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Directors and Officers Liability Insurance

The Company and its subsidiaries have Directors and Officers liability insurance coverage for both Directors and officers as a group. The Company indemnifies, subject to applicable law, all Directors and officers and is liable in respect of Directors and officers for the deductible. Premium payments totaling $211,000 were made by the Company for the period June 1, 2016 to June 1, 2017.

ANNEX A-1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company seeks to attain high standards of corporate governance. The MDA Board has carefully considered the Corporate Governance Guidelines set forth in National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”). A description of the Company’s corporate governance practices is set out below in response to the requirements of National Instrument 58-101 “Disclosure of Corporate Governance Practices” and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
1. Board of Directors –

(a) Disclose the identity of directors who are independent.	During 2016, the MDA Board was comprised of eight persons from January 1, 2016 to the annual general meeting on May 4, 2016, seven persons from May 4, 2016 to May 16, 2016, when Howard Lance became a Director, eight persons from May 16, 2016 to November 1, 2016, and nine persons from November 1, 2016 to December 31, 2016. In January 2017, the MDA Board was reduced to eight persons with the resignation of Daniel E. Friedmann. The independent directors are Robert L. Phillips, Dennis H. Chookaszian, Lori B. Garver, C. Robert Kehler, Joanne O. Isham, Brian G. Kenning, and Eric J. Zahler.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The only director who is not independent is Howard L. Lance, who is the President and CEO of the Company.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	The majority of MDA Board members are independent directors.

(d) If a director is presently a director of any other company that is a reporting company (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other company.	The directorships of all director nominees are described under the heading “Annual Election of Directors” in the Management Proxy Circular.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the company’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The MDA Board meets without management present at each board meeting (whether regularly scheduled or special). During the financial year ended December 31, 2016, the MDA Board met 12 times.

In addition, all of the committees of the MDA Board meet without members of management in attendance at each of their meetings.

A-1-1

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair, Mr. Robert L. Phillips, is an independent director. The Chair has a written description of his role and responsibilities. Mr. Phillips is generally responsible for overseeing the MDA Board in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management.

The Chair regularly reviews with the Governance and Nominating Committee the size and composition of the MDA Board and its committees to ensure efficient decision-making and that the competency, skills and experience of the Directors reflect those beneficial to the MDA Board and the Company. The Chair also acts as a liaison between the MDA Board and management, which involves working with the CEO. The Chair also works with the Governance and Nominating Committee to oversee the development of corporate governance principles applicable to the Company.

(g) Disclose the attendance record of each director for all board meetings since the beginning of the company’s most recently completed financial year.	Refer to disclosure under “Annual Election of Directors” in the Management Information Circular.

2. Board Mandate –

(a) Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The MDA Board has a written mandate, a copy of which is attached as Annex A-2.

The MDA Board assumes responsibility for the stewardship of the Company and the enhancement of shareholder value. The mandate of the MDA Board specifically includes identification and management of risks, strategic planning, succession planning, director nominations and governance. Responsibility for day-to-day operations is delegated to management with the MDA Board retaining responsibility for evaluating management’s performance. Oversight of certain of the Company’s risks is overseen by the Audit Committee and the Compensation Committee.

3. Position Descriptions –

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position	The MDA Board has developed a written position description for the Chair and the chair of each MDA Board committee which describes the role and responsibilities of such persons.

A-1-2

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The CEO has a written position description.

The MDA Board expects the CEO and his management team to be responsible for management of the Company’s strategic and operational agenda and for the execution of the decisions of the MDA Board and for the management of the risks of the Company and its subsidiaries. The MDA Board expects to be advised on a regular basis as to the results being achieved and risk assessments, and to be presented for approval of alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the MDA Board, the prior approval of the MDA Board, or of a committee of the MDA Board to which approval authority has been delegated by the MDA Board, is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations or the approval of which has been delegated. In particular, the MDA Board approves the appointment of all executive officers of the Company and approves all material transactions.

4. Orientation and Continuing Education –

(a) Briefly describe what measures the board takes to orient new directors regarding

(i)     the role of the board, its committees and its directors, and

(ii)    the nature and operation of the company’s business.

There is an orientation meeting held by senior management for each new director. The orientation meeting includes presentations by senior management on business operations, corporate strategies and key risks of the business. New directors are provided with an extensive information package on the Company’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. New directors are also provided with the MDA Board mandate, committee terms of reference, codes of conduct and applicable policies. New directors are to tour the Company’s various facilities, as necessary, to acquire a greater understanding of the Company’s operations.

A-1-3

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.	The Company has a formal program to annually keep the Governance and Nominating Committee members abreast of key legal and governance matters relevant to the operations of the Company and its subsidiaries and their roles as directors. The Governance and Nominating Committee regularly updates the MDA Board on these matters. As part of continuing education, senior management makes regular presentations to the MDA Board on the main areas of the Company’s business and existing directors are invited to any orientation presentations for new directors. In addition, directors are given comprehensive tours of the facilities of the Company and its subsidiaries which include presentations on products being developed at those facilities. In addition, each director is encouraged to become a member of the Canadian Institute of Corporate Directors. Refer also to disclosure under “Director Orientation and Continuing Education” in the Management Information Circular.

5. Ethical Business Conduct –

(a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The Company has a written code for ethical business conduct for its directors, officers and employees.

(i) disclose how a person or company may obtain a copy of the code;	The Director Business Conduct Code is on the Company’s website at www.mdacorporation.com and a copy of the officer and employee business conduct code may be obtained by writing to the Corporate Secretary at the Company’s office in Vancouver, British Columbia.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and	Each MDA Board member is required to annually confirm that he or she has complied with the Director Business Conduct Code. The codes of conduct and ethics are reviewed annually by the Governance and Nominating Committee. Employees and officers are required to agree to the employees’ and officers’ business code of conduct when they are hired. The Company has also implemented a regular acknowledgement of the business code of conduct for all employees and officers.

(iii) provide a cross-reference to any material change report filed since the beginning of the company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There have been no material change reports filed in the preceding financial year relating to any conduct of a director or executive officer that constitutes a departure from the code.

A-1-4

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chair will ask the director to leave the room during any discussion concerning such matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Through the above-noted methods, the MDA Board encourages and promotes a culture of ethical business conduct. This is reinforced by the behavior of the MDA Board, as provided in its mandate, which is in strict compliance with the terms and the spirit of these measures. In addition, the MDA Board, through the Audit Committee, oversees risks related to the Company’s foreign corrupt practices policy and receives periodic related reports thereto.

6. Nomination of Directors –

(a) Describe the process by which the board identifies new candidates for board nomination.	The Governance and Nominating Committee of the MDA Board is responsible for developing a competency matrix for the skills and experiences that meet the needs of the MDA Board and the Company, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the directors and the Company’s circumstances and needs. The Governance and Nominating Committee identifies candidates qualified to become MDA Board members and selects or recommends that the MDA Board select director nominees for the next annual meeting of shareholders. The Governance and Nominating Committee maintains an active list of prospective MDA Board candidates. It also reviews annually the performance and effectiveness of the MDA Board, MDA Board committees, the MDA Board and committee chairs and individual directors. There is also an annual formal peer review of individual directors. In certain circumstances, the Governance and Nominating Committee may retain an independent recruiting firm to identify director candidates and the Governance and Nominating Committee will fix such firm’s fees and other retention terms. There is currently no retirement policy for MDA Board members.

A-1-5

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Governance and Nominating Committee consisted of 4 directors to May 15, 2016, 5 directors from May 16, 2016 to January 13, 2017, and 4 directors subsequent thereto. Following Mr. Friedmann’s resignation from the MDA Board in January 2017, all members of the Governance and Nominating Committee are now independent.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Governance and Nominating Committee ensures that an effective and efficient approach to corporate governance is developed and implemented. The objective is to ensure the business and affairs of the Company are carried out in a manner that will enhance shareholder value. The Governance and Nominating Committee assesses the effectiveness of corporate governance at MDA and makes recommendations accordingly. This includes the mandates and terms of reference of the committees of the MDA Board and director evaluation processes, policies that govern size and composition of the MDA Board, the voting for directors, recommending nominees to the MDA Board and the composition of Board committees in consultation with the Chair. The Governance and Nominating Committee has a written charter that describes the responsibilities, powers and operation of the Governance and Nominating Committee. The charter is available on the Company’s website at www.mdacorporation.com.

7. Compensation –

(a) Describe the process by which the board determines the compensation for your company’s directors and officers.	The amount and form of director compensation is reviewed by the Governance and Nominating Committee, with any resultant recommendations made to the full Board, to ensure that such compensation is consistent with the responsibilities and risks involved in being an effective director. To assist in this process, the Governance and Nominating Committee may retain independent compensation consultants to assess the market competitiveness of the total director compensation. See section entitled “Director Compensation” in the Management Information Circular for information on the compensation paid to outside directors.

The Compensation Committee determines the compensation for the Company’s senior executives and oversees the risks in the Company’s

A-1-6

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
compensation plan. See “Compensation Discussion and Analysis” in the Management Information Circular. The Governance and Nominating Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is motivational and competitive, to attract, retain and inspire the performance of executive management and other key personnel and does not encourage undue risk taking by employees.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee is composed entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is motivational and competitive, to attract, hold and inspire the performance of executive management and other key personnel.

The Compensation Committee has a written charter that describes the responsibilities, powers and operation of the Compensation Committee. The charter is available on the Company’s website at www.mdacorporation.com.

8. Other board Committees –

(a) If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The MDA Board has no standing committees other than the Audit Committee, Governance and Nominating Committee, and Compensation Committee.

9. Assessments –

(a) Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.	The MDA Board has a formal, robust director, as well as board and committee, evaluation process. In 2016, the assessment was conducted by the Chair of the MDA Board. The process consisted of the Chair having a collective discussion with the MDA Board on the effectiveness of the MDA Board and Committees, and MDA Board and Committee performance. The process in 2016 also included review of the recommendations of an external consultant who was engaged in 2015 to conduct the MDA Board, Board Committees, and individual Director assessments.

A-1-7

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
10. Term Limits –

(a) Disclose whether or not the company has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the company has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted term limits for the directors on the MDA Board or other mechanisms of board renewal. The Governance and Nominating Committee last considered whether to implement term limits in October 2014, at which time the Governance and Nominating Committee determined that a director’s length of tenure should not be presumed to indicate anything problematic. The business of the Company is complex. Recognizing this, and to ensure optimal governance of the Company by the MDA Board, director renewal and replacement is managed in a manner to ensure that the MDA Board can function effectively, while enabling new directors to gain a full understanding of the Company’s businesses.

11. Policies regarding the representation of women on the board –

(a) Disclose whether the company has adopted a written policy relating to the identification and nomination of women directors. If the company has not adopted such a policy, disclose why it has not done so.	The MDA Board adopted a written board diversity policy in February 2016.

(b) If a company has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions,	The objective of the MDA Board Diversity Policy is to recognize and embrace the benefits of having a diverse MDA Board, which is seen as an essential element in maintaining a competitive advantage. A truly diverse MDA Board will include and make good use of differences in the skills, regional and industry experience, background, race, gender and other distinctions between Directors. The MDA Board does not have a target number or target percentage of women on the MDA Board, as candidates for the MDA Board are selected based on merit and targets would be unduly restrictive or would reduce flexibility. However, the MDA Board is committed to an identification and nomination process that will identify qualified female candidates.

(ii) the measures taken to ensure that the policy has been effectively implemented,	The Governance and Nominating Committee reviews the MDA Board Diversity Policy annually, which includes an assessment of the effectiveness of the policy. The Governance and Nominating Committee discusses any revisions that may be required and recommends any such revisions to the MDA Board for approval.

A-1-8

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
(iii) annual and cumulative progress by the company in achieving the objectives of the policy, and	Since the implementation of the MDA Board Diversity Policy in February 2016, a second woman has been added to the MDA Board. Joanne O. Isham joined the MDA Board on November 1, 2016.

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.	As part of the annual performance evaluation of the effectiveness of the MDA Board, Board Committees and individual directors, the Governance and Nominating Committee considers the balance of skills, experience, independence and knowledge of the Company and the business of the Company and its subsidiaries by the MDA Board and the diversity representation of the MDA Board, including gender, how the MDA Board works together as a unit, and other factors relevant to its effectiveness.

12. Consideration of the representation of women in the director identification and selection process –

(a) Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the company does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the company’s reasons for not doing so.	The Governance and Nominating Committee annually reviews the composition of the MDA Board, giving careful consideration to factors such as age, gender, ethnicity, geographies, competencies and experience. The MDA Board will consider candidates on merit, based on a balance of skills, background, experience and knowledge, including knowledge related to the Company’s businesses or that which is compatible with or of assistance to the Company, management and the MDA Board. In identifying the highest quality directors, the Governance and Nominating Committee will take into account diversity considerations such as gender, age and ethnicity, with a view to ensuring the MDA Board benefits from a broad range of perspectives and relevant experience. The Governance and Nominating Committee ensures that the pool of candidates being considered for open director positions include a significant number of potential women candidates. While women candidates satisfying the requirements established by the MDA Board may have been identified in the past, they may not have been in a position to join the MDA Board due to their own commitments.

A-1-9

Form 58-101F1 – Corporate Governance Disclosure	The Company’s Practices
13. Consideration given to representation of women in executive officer appointments –

(a) Disclose whether and, if so, how the company considers the level of representation of women in executive officer positions when making executive officer appointments. If the company does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the company’s reasons for not doing so.	MDA is committed to creating an inclusive work environment where a diverse range of talented people can work together to ensure business objectives are met. The Company considers candidates on merit, based on background, experience and knowledge, regardless of gender, ethnicity or similar factors. The Company has a large and very diverse work force with numerous women, and persons of various ethnicities, age and religions in all levels of employment, including managerial positions.

14. Targets regarding the representation of women on the Board and in Executive Officer Positions –

(a) Disclose whether the company has adopted a target regarding women on the company’s board. If the company has not adopted a target, disclose why it has not done so.	The MDA Board has not adopted a target regarding women on the MDA Board. The MDA Board considers candidates on merit, based on a balance of skills, background, experience and knowledge, including knowledge related to the Company’s businesses or that which is compatible with, or of assistance to the Company. In identifying the highest quality directors, the Governance and Nominating Committee takes into account diversity considerations such as gender, age and ethnicity, with a view to ensuring the MDA Board benefits from a broad range of perspectives and relevant experience.

(b) Disclose whether the company has adopted a target regarding women in executive officer positions of the company. If the company has not adopted a target, disclose why it has not done so.	The Company has not adopted a target regarding women in executive officer positions. Senior management considers candidates on merit, based on a balance of skills, background, experience and knowledge.

15. Number of Women on the Board and in Executive Officer Positions –

(a) Disclose the number and proportion (in percentage terms) of directors on the company’s board who are women.	There are two women (25%) on the MDA Board.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the Company, including all major subsidiaries of the Company, who are women.	There are three women (14%) in executive officer positions of the Company and its major subsidiaries.

A-1-10

ANNEX A-2

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors of the Company is responsible for the stewardship of the Company and satisfies its legal responsibility to “manage or supervise the management” of the business, in the interest of shareholders, by proxy, through the President and Chief Executive Officer.

The Board, under the leadership of the Chair, has expressly acknowledged its stewardship role in:

•	Appointment, remuneration and succession of senior management.

•	Strategic planning.

•	Identification and monitoring of the principal risks of the Company’s business.

•	Monitoring and evaluating internal controls and management information systems.

•	Reviewing systems and policies for effective and timely communications.

In addition to the preceding, and its statutory duties, the Board also considers:

(a)	All matters to be submitted to shareholders for approval.

(b)	Filling vacancies on the Board.

(c)	Issuing of all corporate securities and approval of all related underwriting or sales agency agreements.

(d)	Repurchase of the Company’s own shares.

(e)	Borrowing of funds.

(f)	Payment of dividends.

(g)	The making of capital and maintenance expenditures over certain threshold amounts.

The Board also manages its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation.

The Board reviews its structure and mandate, and those of the committees of the Board, on a regular basis.

A-2-1

ANNEX A-3

LISTING OF COMPANIES THAT PARTICIPATED IN THE TOWERS WATSON SURVEY

Accenture Canada	ACCEO Solutions Inc.	Amazon.com

Arrow Electronics Canada Inc.	AT&T Canada	Ballard Power Systems

BCE Inc.	Bell Aliant Regional Communications Inc.	BlackBerry Ltd.

Boeing Canada - AeroInfo	Broadridge Financial Solutions, Inc.	Celestica Inc.

CGI Group	Cisco Canada	Cogeco Inc.

Embanet Canada	Ericsson Canada Inc.	General Electric Canada

IBM Canada Ltd.	IMS health Canada	Microsoft Canada

MTS Allstream Inc.	Nintendo of Canada Ltd.	Pitney Bowes of Canada

Rogers Communications Inc.	Tech Data Canada	TELUS Corporation

Verizon Canada	Videotron Ltee	Yellow Media Limited

Broadridge Financial Solutions	CDI	Citrix Systems

Cubic	DST Systems	General Atomics

IMS Health	International Game Technology	Knowles

Linkedin	Pitney Bowes	Plexus

Rackspace	Sage Software	Sensata Technologies

Spotify	TeleTech	Teradata

TomTom	Tribune	Unisys

VistaPrint	XO Communications

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ANNEX A-4

LISTING OF COMPANIES THAT PARTICIPATED IN THE RADFORD SURVEY

ADTRAN	Garmin	Outerwall
Advanced Micro Devices	Gartner	Palo Alto Networks
American Tower	GoPro	Pandora
Analog Devices	Green Dot	Photronics
Arista Networks	Hexcel	Pitney Bowes
ARM Holdings	Huron Consulting Group	Plantronics
ASM International NV	ICF International	PMC-Sierra
Atmel	IHS	Polycom
Autodesk	II-VI Incorporated	Qlogic
Benchmark Electronics	Imation	Qorvo
BlackBerry	IMS Health Holdings	Quantum
Blackhawk Network Holdings	Infineon Technologies AG	Rackspace Hosting
Broadcom	Infinera	Rogers Communications Inc.
Brocade Communications Systems	Inmarsat Plc	Science Applications International
Bruker	Integrated Device Technology	Secure Energy Services
CACI International	Intelsat S A	Semtech
Cadence Design Systems	Intersil	Sensata Technologies Holding NV
CAE	IPG Photonics	Seoul Semiconductor
Ciena	iRobot	ServiceNow
Cincinnati Bell	Itron	Shutterfly
Cirrus Logic	Juniper Networks	Sierra Wireless
Coherent	Keysight Technologies	Silicon Graphics International
CommScope Holding Company	KLA-Tencor	Silicon Laboratories
Cray	Knowles	Skyworks Solutions
Cree	Kulicke and Soffa Industries	SolarWorld AG
Crown n Castle International	Laird PLC	Square
Cubic	Lam Research	Stratasys
Curtiss Wright	Lexmark International	SunEdison Semiconductor
Cypress Semiconductor	Linear Technology	SunPower
Datalink	LinkedIn	Super Micro Computer
Dialog Semiconductor Plc	Littelfuse	Symantec
Diebold, Incorporated	Lumentum Holdings	Synaptics
DigitalGlobe	ManTech International	Synopsys
Diodes Incorporated	Marvell Technology Group	Teradyne
Dolby Laboratories	Maxim Integrated Products	Tesla Motors
Eastman Kodak	Meggitt PLC	Trimble Navigation
Echo Star	Microchip Technology	TTM Technologies
Electronics for Imaging	Microsemi	Twitter
Entegris	MKS Instruments	Tyler Technologies
Equinix	Mueller Water Products	Unisys
Esterline Technologies	Multi-Fineline Electronix	VeriFone Sytems
Extreme Networks	Neopost SA	Verisk Analytics
F5 Networks	Netgear	ViaSat
Fairchild Semiconductor International	NII Holdings	Viavi Solutions
FEI Company	NVIDIA	Vonage Holdings
Finisar	Omnivision Technologies	West
Fitbit	ON Semiconductor	Workday
FLIR Systems	Orbital ATK	Xilinx
Fortinet	OSI Systems	Zebra Technologies
Frontier Communications

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ANNEX A-5

2017 LONG-TERM INCENTIVE PLAN

1.	Purpose of the 2017 Plan

The purpose of the 2017 Long Term Incentive Plan (“2017 Plan”) is to advance the interests of MacDonald, Dettwiler and Associates Ltd. (“MDA” or “Company”) and its shareholders by enabling MDA and other Participating Companies (as defined below) to attract and retain highly talented employees who are in a position to make significant contributions to the success of MDA, to reward them for their contributions to the success of MDA, and to encourage them to increase their proprietary interest in MDA and their personal interest in its continued success and progress.

This 2017 Plan provides for the award of the right to earn Appreciation Units (as herein defined).

2.	Definitions

For the purposes of this 2017 Plan and related documents, the following definitions apply:

“2017 Plan” means this 2017 Long Term Incentive Plan, as amended from time to time.

“Act” means the Business Corporations Act (British Columbia), as amended.

“Appreciation Unit” means an appreciation unit granted to a Grantee pursuant to Section 6 of this 2017 Plan, comprising the rights granted to a Grantee under this 2017 Plan including the right of certain Grantees to acquire Shares as set forth in Award Agreements entered into as contemplated hereunder subject to terms and conditions of this 2017 Plan.

“AU Account” means the account established on the books of the Company in respect of a Grantee pursuant to Section 7(a) of this 2017 Plan.

“AU Value” with respect to any exercise of a Appreciation Unit means the positive difference between the average of the Fair Market Value of a Share for the five Business Days up to and including the date on which Notice of exercise is received by the Company less the Base Price for the Appreciation Unit being exercised.

“Award” means the grant to a Grantee of a specified number of Appreciation Units subject to the terms of this 2017 Plan.

“Award Agreement” means the 2017 Long Term Incentive Plan Award Agreement or other written agreement between MDA and a Grantee that evidences and sets out the terms and conditions of an Award.

“Base Price” for an Appreciation Unit means the Fair Market Value of a Share on the Date of Grant.

“Black-Out Period” means the period during which a restriction is imposed by the Company on all or any of its directors, officers, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

“Board” means the Board of Directors of the Company.

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“Business Day” means a day on which the Stock Exchange and on which the banks in Vancouver, British Columbia are open for business.

“Cancellation Notice” has the meaning as set forth in Section 23(b) of this 2017 Plan.

“Cash-Out Amount” has the meaning as set forth in Section 7(d) of this 2017 Plan.

“Cash-Out Rights” has the meaning set forth in Section 7(d) of this 2017 Plan.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Committee” means a committee of the Board designated from time to time by resolution of the Board, which committee shall consist of no fewer than two members of the Board, none of whom shall be an officer or other salaried employee of any Participating Company.

“Company” or “MDA” means MacDonald, Dettwiler and Associates Ltd., a corporation governed by the laws of British Columbia or any successor thereof.

“Consideration Reduction” has the meaning as set forth in Section 23(a) of this 2017 Plan.

“Date of Grant” means the day on which an Award is made by the Company under this 2017 Plan.

“Deductions” has the meaning set forth in Section 7(d) of this 2017 Plan.

“Disability Termination Date” has the meaning set forth in Section 10(e) of this 2017 Plan.

“Employee” with respect to a Participating Company means an individual who is considered an employee of the Participating Company as defined under the Tax Act or the applicable legislation in the jurisdiction of the Participating Company.

“Exercise Date” means the date on which the Company has received Notice from the Grantee of the Grantee’s exercise of any Appreciation Unit.

“Exercise Notice” has the meaning as set forth in Section 23(b) of this 2017 Plan.

“Fair Market Value of a Share” means the closing sale price of the Shares on the Stock Exchange, or, if that measure of price is not available, in a national market system for securities on the date or dates as provided hereunder. In the event that the Shares are not listed on any such market or national securities or stock exchange, a valuation of the fair market value of a Share on such date shall be made by the Board in its sole discretion.

“Final Date of Exercise” has the meaning set forth in Section 10(b) of this 2017 Plan.

“Grantee” means an Employee who receives an Award or holds an Appreciation Unit under this 2017 Plan.

“Initial Appreciation Unit” means the Appreciation Unit awarded with a Date of Grant of December 1, 2015.

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“Insider” means:

(a)	an insider as defined under Section 1(12) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary; and

(b)	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of subparagraph (a).

“Leave of Absence Expiry Date” has the meaning set forth in Section 10(e) of this 2017 Plan.

“Maturity Date” for the Initial Appreciation Units means midnight on November 30, 2026, and for any other Appreciation Units granted hereunder means midnight on the Business Day that is ten years after the Date of Grant of those Appreciation Units; provided however that if a Maturity Date falls within a Black-Out Period, the Maturity Date will be extended by 10 Business Days after the expiration of the Black-Out Period.

“Notice” means notice in writing sent by mail, personal delivery or recorded electronic method of transmission as provided by the Company or a Grantee.

“Override Notice” has the meaning as set forth in Section 23(b) of this 2017 Plan.

“Participating Company” means the Company and any Subsidiary of the Company.

“Person” shall mean an individual, corporation, partnership, association or other person or entity, or any group of two or more of the foregoing that have agreed to act together.

“Plan Adoption Date” means October 28, 2016.

“Right to Acquire Shares” has the meaning set forth in Section 7(d) of this 2017 Plan.

“Section 23(a) Election” has the meaning as set forth in Section 23(a) of this 2017 Plan.

“Security-Based Compensation Arrangement” means an option, option plan, employee share purchase plan, long-term incentive plan, phantom unit plan or any other compensation or incentive mechanism pursuant to which Shares from treasury are being issued to one or more directors, officers or employees of the Company or any Participating Company or current or past full-time or part-time employees of the Company or any Participating Company.

“Securities Laws” means all applicable laws, rules, regulations, orders, and published policies relating in full or in part to trading in securities, to the extent legally enforceable in any jurisdiction in which a Grantee is resident and receives an Award.

“Senior Officer” means any one of the President and Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer.

“Shares” means common shares in the capital of the Company.

“Stock Exchange” means the Toronto Stock Exchange.

“Stock Option Plan” means the stock option plan of the Company dated December, 1999.

“Subsection 110(1.1) Election” has the meaning set forth in Section 21(c) of this 2017 Plan.

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“Subsidiary” has the meaning specified in the Act.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Terminating Transaction” means any of the following events: (a) the dissolution or liquidation of the Company; (b) a reorganization, merger, amalgamation, arrangement, consolidation or business combination of the Company with one or more other Persons as a result of which (i) the Company goes out of existence or becomes a Subsidiary of a corporation other than a Participating Company immediately prior to such event; (ii) there has otherwise been an acquisition of control of the Company (within the meaning of the Tax Act) by a Person other than a Participating Company immediately prior to such event; or (iii) the shareholders of the Company, as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation; or (c) a sale of all or substantially all of the Company’s assets to a Person or entity other than a Person that was a Participating Company immediately prior to such event; or (d) a sale to one Person (or two or more Persons acting in concert), other than to a Participating Company immediately prior to such event, of equity securities of the Company resulting in such Person or Persons holding Shares representing at least fifty percent (50%) or more of the aggregate voting power of all outstanding equity securities of the Company. For the purposes of (c), a sale of all or substantially all of the Company’s assets means a sale determined as a sale of all or substantially all of the Company’s assets by the Board, for the purpose and with specific reference to this 2017 Plan.

“Terminating Value” has the meaning as set forth in Section 15 of this 2017 Plan.

“Total Disability” means permanent and total disability as determined in the sole discretion of the Board.

“U.S. Taxpayer” means a Grantee who is a U.S. Citizen, U.S. permanent resident or U.S. tax resident for the purposes of the Code whose award of Appreciation Units under this 2017 Plan would be subject to U.S. taxation under the Code. Such Grantee shall be considered a U.S. Taxpayer solely with respect to such awards.

3.	Administration of 2017 Plan

(a)	Administration by Board. This 2017 Plan shall be administered by the Board. The Board shall have authority, not inconsistent with the express provisions of this 2017 Plan, to:

(i)	grant Awards of Appreciation Units to such eligible Employees as the Board may select on recommendation of the President and Chief Executive Officer;

(ii)	determine the timing of Awards and the number of Appreciation Units, subject to each Award;

(iii)	determine the terms and conditions of each Award, including the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award;

(iv)	adopt such rules and regulations as the Board may deem necessary or appropriate to carry out the purposes of this 2017 Plan;

(v)	interpret the provisions of this 2017 Plan of any Awards made hereunder and decide any questions and settle all controversies and disputes that may arise in connection therewith.

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All decisions, determinations, interpretations or other actions by the Board with respect to this 2017 Plan and any Awards shall be final, conclusive and binding on all Persons, including the Company, Participating Companies and Grantees and their respective legal representatives, their successors in interest and permitted assigns and upon all other Persons claiming by, through, under or against any of them.

(b)	Administration and delegation by Committee. Subject to the Act but otherwise in its sole discretion, the Board may delegate some of its powers with respect to this 2017 Plan to a Committee (in which case references to the Board in this 2017 Plan shall be deemed to refer to the Committee, where appropriate) except for the authority to make Awards under this 2017 Plan, unless such delegation is qualified. The delegated authority shall include the power to:

(i)	determine the timing of Awards;

(ii)	make any determination in Section 9; and

(iii)	determine the terms and conditions of each Award, including the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award.

4.	2017 Plan

(a)	Aggregate Awards. An aggregate of 1,900,000 Appreciation Units may be granted under all Awards as Appreciation Units and in the aggregate 300,000 Shares will be reserved for issuance under this 2017 Plan. Any other additional Appreciation Units granted hereunder will be as determined by the Board, provided however that if any such increased Appreciation Units may be satisfied by the issuance of Shares from treasury any such increase shall be subject to the prior approval of the Stock Exchange and shareholders. For greater certainty, the number of Appreciation Units to which a particular Grantee is entitled shall be fixed on or prior to the Date of Grant and be specified in the Award Agreement.

(b)	Limitation of Awards. Any Award of Appreciation Units shall be subject to the following limits if the Company shall determine to issue Shares from treasury to satisfy the payment of any Appreciation Units:

(i)	the aggregate number of Shares reserved for issuance upon the exercise of all Appreciation Units granted under this 2017 Plan, and any appreciation units, deferred share units or options granted under any other Security-Based Compensation Arrangement of the Company, shall not exceed 10% of the issued and outstanding Shares;

(ii)	the aggregate number of Shares issuable to Insiders under this 2017 Plan, and under any other Security-Based Compensation Arrangement of the Company, cannot at any time exceed 10% of the issued and outstanding Shares; and

(iii)	the aggregate number of Shares issued to Insiders under this 2017 Plan, and under any other Security-Based Compensation Arrangement of the Company within a one-year period, cannot exceed 10% of the issued and outstanding Shares.

No Appreciation Awards shall be issued to any director of a Participating Company who is not an Employee.

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(c)	Changes in Capital. In the event of a stock dividend, share split or consolidation of Shares, exchange of securities, distribution payable in Shares, recapitalization or other change in MDA’s capital stock affecting the Shares, the number of Appreciation Units subject to grants or conversions then outstanding or subsequently awarded under this 2017 Plan, the maximum number of Appreciation Units under this 2017 Plan, and other relevant provisions shall be appropriately adjusted by the Board, so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event.

5.	Effective Date

This 2017 Plan shall be effective as of the Plan Adoption Date.

6.	Awards under the 2017 Plan

Each Grantee under this 2017 Plan will be granted an Award, which will specify the number of Appreciation Units granted under this 2017 Plan and the Base Price with respect to those Appreciation Units.

7.	Terms of Appreciation Units

(a)	The Company shall establish an AU Account on its books in respect of each Grantee in order to record the number of Appreciation Units granted or awarded to a Grantee on the grant thereof pursuant to an Award.

(b)	Subject to Section 10 below the Initial Appreciation Units will vest in the amount of one-quarter ( 1⁄4) of the Award on December 1, 2017, and, thereafter, in the amount of an additional one-quarter ( 1⁄4) of the Award on each of, December 1, 2018, December 1, 2019 and December 1, 2020 with respect to the Initial Appreciation Units; and all other Appreciation Units granted or awarded will vest in the amount of one-quarter ( 1⁄4) of the Award on the first anniversary of the Date of Grant and, thereafter, in the amount of an additional one-quarter ( 1⁄4) of the Award on the second, third and fourth anniversary of the Date of Grant.

(c)	The Appreciation Units in a Grantee’s AU Account shall mature on their Maturity Dates.

(d)	Notwithstanding the vesting of any Appreciation Units, subject to Sections 10 and 11, a Grantee may not exercise any Appreciation Units prior to vesting, but may exercise at any time after the Appreciation Units have vested and from time to time thereafter, all or part of the vested Appreciation Units held in the Grantee’s AU Account on the Exercise Date.

Upon exercise of the vested Appreciation Units, by Notice to the Company, the Grantee, subject as hereinafter provided, may elect to exercise rights to acquire Shares under an Award Agreement pursuant to Alternative A (the “Right to Acquire Shares”) or to transfer to the Company and to relinquish and surrender all such rights under an Award Agreement to the Company in exchange for a cash payment pursuant to Alternative B (the “Cash-Out Rights”), provided however that a Grantee who is a U.S. Taxpayer shall only have the right to exercise the Cash-Out Rights.

Alternative A – Right to Acquire Shares

If a Grantee, other than a U.S. Taxpayer, shall elect the Right to Acquire Shares, the Company shall, based on surrender to the Company of the vested Appreciation Units

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exercised, and on payment as herein provided, and as soon as administratively possible, deliver to the Grantee the number of Shares represented by the number of Appreciation Units exercised upon payment by the Grantee to the Company of an amount equal to the Base Price multiplied by the number of vested Appreciation Units being exercised plus the amount of all Deductions payable with respect to the Appreciation Units that are being exercised.

Alternative B – Cash-Out Rights

Subject to Section 23(b), if a Grantee shall elect the Cash-Out Rights or a U.S. Taxpayer shall exercise its rights and be deemed to have elected the Cash-Out Rights, the Company shall pay to the Grantee, based on surrender to the Company of the vested Appreciation Units exercised, and as soon as administratively possible after the Exercise Date but in any event in the calendar year in which the Appreciation Units are exercised, an amount equal to the AU Value at the Exercise Date multiplied by the number of vested Appreciation Units being exercised, less all Deductions (the “Cash-Out Amount”). By exercising the Cash-Out Rights, a Grantee hereby relinquishes and surrenders his or her rights to elect the Right to Acquire Shares with respect to the Appreciation Units being exercised. The full amount of any federal, provincial, state and/or withholding and other employment taxes (the “Deductions”) applicable as a result of an exercise shall be paid by the Grantee by cheque to the Company or by the Company from any withholding of the amount of the Deductions from the amount payable to the Grantee.

(e)	All vested Appreciation Units must be exercised on or before the Maturity Date thereof and if not so exercised shall terminate and have no further value.

(f)	The Shares to be delivered by the Company to the Grantee, upon exercise of the Right to Acquire Shares or pursuant to Section 23(b), may be purchased in the open market, or subject to compliance as provided in Section 21, from treasury. If the Shares are issued from treasury, the Shares may have a legend set forth thereon as required by applicable Securities Laws.

8.	Award Agreements

Each Award pursuant to this 2017 Plan shall be evidenced by an Award Agreement, to be executed by the Company and by the Grantee, containing terms and conditions not inconsistent with the terms and conditions of this 2017 Plan. The grant of any Award or Appreciation Units is solely at the discretion of the Company and the grant of any Award or Appreciation Units in any one year to any particular Grantee does not entitle that Grantee to any grant of any award, appreciation units, options, share appreciation rights or any similar instruments under this 2017 Plan or any other plan established by the Company and issued or awarded from time to time.

9.	Discretionary Awards

Awards may be made under this 2017 Plan to any Employee of any Participating Company as the Board or the Committee shall determine and designate from time to time. The Board may set limits on the number of Appreciation Units that may be granted to any Person or class of Persons.

10.	Additional Vesting and Termination

(a)	Discretionary Accelerations, etc. Notwithstanding any other term of this 2017 Plan, the Board may, in its sole discretion, accelerate the time at which all or any part of any Appreciation Units may be exercised.

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(b)	Termination of Employment or Officership. In the event of termination of employment of a Grantee with the Participating Companies for any reason, including by way of retirement or pursuant to Section 12, but excluding any termination of employment for “cause” or by reason of death or Total Disability, except as may be provided in any Award Agreement all Appreciation Units under this 2017 Plan which have vested shall be deemed to have matured (i) on the last day of employment of the Grantee following receipt by the Participating Company of a Notice of termination from the Grantee to the Company or a Participating Company, or the date of retirement, as the case may be; or (ii) if the termination of employment is by the Company or a Participating Company, whether a period of notice is given during which the Grantee is required to work or not, such final date exercise (the “Final Date of Exercise”) as set forth by the Company within 30 days from the date of the Notice given by the Company or Participating Company to the Grantee of the termination, which Final Date of Exercise shall not be more than 30 days after the date of such Notice of termination. Notwithstanding the foregoing, if the dates as determined above shall fall within a Black-Out Period, the date by which the Appreciation Units may be exercised shall be extended by 10 Business Days after the expiry of the Black-Out Period, and the Company shall give notice to the Grantee of the expiration of the Black-Out Period. For the purposes hereof if a Grantee shall cease to be an Employee and shall be an independent contractor, all Appreciation Units which have vested shall be deemed to have matured on the date that the Grantee shall cease to be an Employee. A Grantee who is an Employee of a Participating Company shall be deemed to have incurred a termination and been given notice of termination for purposes of this Section 10(b) if such Participating Company ceases to be a Participating Company, unless such Grantee is an Employee, officer or director of any other Participating Company. Any Appreciation Units which have not vested at the time of any termination of employment or upon a Grantee ceasing to be an Employee as provided herein shall cease and be cancelled upon the date of that termination or the date of that Final Date of Exercise, as herein provided.

(c)	Rights in the Event of Death. In the event that the employment of a Grantee with a Participating Company is terminated by reason of death, all Appreciation Units which are vested at the date of death must be exercised within a period of 6 months after the date of death and if not so exercised within that period will be deemed to have matured and be cancelled, and all unvested Appreciation Units shall be deemed to have matured and be cancelled on the date of death.

(d)	Rights in the Event of Total Disability. In the event that the employment of a Grantee with a Participating Company is terminated by reason of Total Disability of the Grantee, all Vested Appreciation Units at the date of the termination of employment by Total Disability (the “Disability Termination Date”) must be exercised within a period of 30 days after the Disability Termination Date and if not so exercised within that period will be deemed to have matured and be cancelled, and all unvested Appreciation Units at the Disability Termination Date shall be deemed to have matured and be cancelled on the Disability Termination Date.

(e)

Leave of Absence. An approved leave of absence shall mean an absence approved by a Participating Company, pursuant to a policy or otherwise for military leave, sick leave, or other bona fide leave, for such period as approved by the Participating Company and a leave as requested by a Participating Company and approved by the President and Chief Executive Officer. During an approved leave of absence in excess of 30 days, all vesting of any Appreciation Units shall be suspended and shall commence upon the Grantee recommencing employment on the same terms as contained in this 2017 Plan

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taking into consideration the length of the leave of absence. If the Grantee shall not recommence employment upon expiry of the approved leave of absence (the “Leave of Absence Expiry Date”), the Award held by the Grantee will terminate and the Appreciation Units thereunder which have vested must be exercised within 30 days after the Leave of Absence Expiry Date and if not so exercised within that period will be deemed to have matured and be cancelled; and all Appreciation Units under the Award Agreement which have not vested on the Leave of Absence Expiry Date shall be deemed to have matured and shall be cancelled. Notwithstanding the foregoing, in no event shall an approved leave of absence result in Appreciation Units surviving beyond the Maturity Date. In the event that a Grantee with a Participating Company requests and receives an approved leave of absence, unvested Appreciation Units under this 2017 Plan may be terminated in whole or in part, at the sole discretion of the Company by notice to the Grantee, from the effective date of the Grantee’s approved leave of absence. Appreciation Units that have been reduced under this Section 10(e) may not be reinstated at a later date if the Grantee returns from the approved leave of absence.

(f)	Minimum Hours of Work. Subject to the forgoing and except as expressly approved by the Board in its sole discretion and subject to the laws of the jurisdiction in which the Grantee is employed, in the event that the number of hours worked per week of a Grantee with a Participating Company, reduces or is reduced to less than 25 total hours per week on regular basis, such Grantee shall be considered as a terminated employee, and the date of termination shall be the date from which the Grantee reduces his or her hours of work. All Appreciation Units shall be deemed to have matured on the date of termination.

(g)	Reduction of Hours of Work. In the event that the hours of work of a Grantee with a Participating Company is reduced by reason of a request from the Grantee, unvested Appreciation Units under this 2017 Plan may be terminated in whole or in part, at the sole discretion of the Company by notice to the Grantee, from the effective date of the Grantee’s reduction in hours of work. Appreciation Units that have been reduced under this Section 10(g) may not be reinstated at a later date if the Grantee’s hours of work are subsequently increased.

(h)	The Board, in its discretion, may waive any provision contained in this Section 10.

11.	U.S. Taxpayers

Notwithstanding any provisions of this 2017 Plan, the Company shall not have the right to give any Section 23(a) Election to any Grantee who is a U.S. Taxpayer.

12.	Forfeiture Conditions

Unless otherwise provided in an Award Agreement all rights of a Grantee to Appreciation Units shall be forfeited on a termination for “cause”. “Cause” shall include engaging in an activity that is detrimental to the Company including, without limitation, criminal activity, failure to carry out the duties assigned to the Grantee as a result of incompetence or wilful neglect, conduct casting such discredit on the Company as in the opinion of the Board justifies termination or forfeiture of the Award, or such other reasons, including the existence of a conflict of interest, as the Board may determine. “Cause” is not limited to events that have occurred prior to the Grantee’s termination of service, nor is it necessary that the Board’s finding of “cause” occur prior to such termination. If the Board determines, subsequent to a Grantee’s termination of service but prior to the exercise of any rights under an Award, that either prior or subsequent to the Grantee’s termination the Grantee engaged in conduct that would constitute “cause”, then the rights with respect to an Award shall be forfeited.

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13.	Compliance with Securities Laws

The grant of an Award and grant of Appreciation Units shall be subject to compliance with (i) applicable federal, provincial and state laws and regulations, including Securities Laws, (ii) all applicable listing requirements of the Stock Exchange and any national securities or stock exchange or national market system on which the Shares are then listed or quoted, and (iii) Company counsel’s approval of all other legal matters in connection with the delivery of such Appreciation Units.

14.	Status of Awards and Appreciation Units

Any Awards and Appreciation Units shall not be considered a security of the Company and any Grantee shall not be entitled to any rights as a security holder in the Company or as a holder of Shares.

15.	Terminating Transaction

Except as otherwise provided herein, all Appreciation Units outstanding under this 2017 Plan shall accelerate and be deemed to have been vested on the completion of a Terminating Transaction in which event all Appreciation Units shall be exercisable at the same value as the Shares held by shareholders are valued in the Terminating Transaction (the “Terminating Value”). Grantees may exercise their Appreciation Units in the manner as provided herein by notice to the Company effective on the date of completion of the Terminating Transaction and shall receive the Terminating Value for their Appreciation Units. Upon consummation of any such event, this 2017 Plan shall terminate.

16.	Taxes

The Board shall make such provisions and take such steps as it deems necessary or appropriate for the withholding of any federal, provincial, state, local and other tax required by law to be withheld by the Company with respect to payments of Appreciation Units pursuant to this 2017 Plan. As a condition of a grant or exercise or redemption of any Appreciation Units or payment thereof on maturity, a Grantee (or the Grantee’s beneficiary or legal representative) will pay to the appropriate Participating Company any amount required to be withheld, or to execute such other documents as the Board deems necessary or desirable in connection with the satisfaction of any applicable withholding obligation.

17.	Employment Rights

Neither the adoption of this 2017 Plan nor the making of any Awards shall confer upon any Grantee any right to continue as an Employee, officer or director of any Participating Company or affect in any way the right of any Participating Company to terminate the Employee at any time. Except as otherwise specifically provided by the Board in any particular case, the loss of existing or potential profit in Appreciation Units under this 2017 Plan shall not constitute an element of damages in the event of termination of the relationship of a Grantee, unless the termination is in violation of an obligation of the Company to the Grantee under a written agreement of employment.

18.	Corporate Action

Nothing contained in this 2017 Plan or in an Award Agreement shall be construed so as to prevent any Participating Company from taking corporate action which is deemed by the Company or the Participating Company, acting in good faith, to be appropriate or in its best interest, whether or not such action would have an adverse effect on this 2017 Plan or any outstanding Award, provided that the Company shall not undertake any such corporate action with the intent to adversely prejudice any outstanding Award.

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19.	Amendment or Termination of 2017 Plan

(a)	Neither the adoption of this 2017 Plan nor the making of any Awards shall affect the Company’s right to grant options under the Stock Option Plan or otherwise, outside of this 2017 Plan to any Person that is not subject to this 2017 Plan, to issue to such Persons Shares as a bonus or otherwise, or to adopt other plans or arrangements under which Shares may be issued.

(b)	With the consent of the Grantee, the Board may at any time cancel an existing Award or Appreciation Units in whole or in part and make any other Award or Appreciation Units as the Board specifies. No amendment of this 2017 Plan or the Appreciated Units granted shall materially adversely affect the rights of any Grantee (without the Grantee’s consent) under any outstanding Award or Appreciation Units held.

(c)	Subject to 19(e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend this 2017 Plan in whole or in part, (ii) amend or discontinue any Appreciation Units granted under this 2017 Plan, and (iii) terminate this 2017 Plan, without prior notice to or approval by any Grantees or shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

(i)	amend the definition of “Grantee” or the eligibility requirements for participating in this 2017 Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

(ii)	amend the manner in which Grantees may elect to exercise any Appreciation Units;

(iii)	amend the provisions of this 2017 Plan relating to the Appreciation Units and the dates for the exercise of the same;

(iv)	make any amendment which is intended to ensure compliance with tax, securities and other laws applicable thereto and the requirements of the Stock Exchange;

(v)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(vi)	make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of this 2017 Plan and any provisions of any tax, securities and other laws applicable thereto and the requirements of the Stock Exchange;

(vii)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(viii)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

(ix)	make any amendment which is intended to facilitate the administration of this 2017 Plan.

(d)	No amendment may be made to this 2017 Plan or any Appreciation Unit to change the Base Price or the determination of the AU Value.

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(e)	No modification or amendment of the following provisions of this 2017 Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the Stock Exchange:

(i)	the number of Shares reserved for issuance under this 2017 Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(ii)	the definition of “Grantee” or the eligibility requirements for participating in this 2017 Plan, where such amendment would have the potential of broadening or increasing Insider participation, including permitting any independent directors of a Participating Company to be Grantees;

(iii)	the extension of any right of a Grantee under this 2017 Plan beyond the date on which such right would originally have matured on their applicable Maturity Date; and

(iv)	the terms of Section 19(c), 19(d) or 19(e).

(f)	No amendment, suspension or discontinuance of this 2017 Plan or of any granted Appreciation Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which this 2017 Plan or the Company is now or may hereafter be subject.

(g)	If the Board terminates this 2017 Plan, no new Appreciation Units (other than Appreciation Units that have been granted but vest subsequently pursuant to Section 7(b)) will be credited to the AU Account of a Grantee, but previously credited (and subsequently vesting) Appreciation Units shall be exercised in accordance with the terms and conditions of this 2017 Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Grantee receives the consideration payable on exercise for all Appreciation Units recorded in the Grantee’s AU Account. Termination of this 2017 Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Appreciation Units granted under this 2017 Plan prior to the date of such termination.

20.	Compliance with Laws

(a)	The administration of this 2017 Plan, including the Company’s issuance of any Appreciation Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all laws applicable thereto.

(b)	Each Grantee shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in this 2017 Plan) that the Grantee shall, at all times, act in strict compliance with this 2017 Plan and all applicable laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)	Any such amendment, suspension, or termination shall not adversely affect the Appreciation Units previously granted to a Grantee at the time of such amendment, suspension or termination, without the consent of the affected Grantee.

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21.	Stock Exchange and Other Approvals

Notwithstanding the provisions of Section 7(d) hereof, the issue of any Shares from treasury and the reservation of any Shares for issue under this 2017 Plan shall require the prior approval of this 2017 Plan by the Stock Exchange and the prior approval of the shareholders of the Company pursuant to the rules of the Stock Exchange, which must be obtained by the Company. No Shares shall be issuable from treasury under this 2017 Plan until such approvals have been obtained.

22.	Tax Election

Whereas, pursuant to this 2017 Plan:

(a)	it is intended that Award Agreements and related Appreciation Units constitute an agreement by the Company to sell or issue Shares to Grantees that are Employees of the Company or of Participating Companies, pursuant to and subject to the terms of this 2017 Plan including Section 19 hereof, within the meaning of subsection 7(1) of the Tax Act; and

(b)	is intended that, subject to the provisions of the Tax Act and the alternative elections under Section 23 or any other terms of this 2017 Plan and Award Agreements, Grantees, other than U.S. Taxpayers, be entitled to benefit from any available deduction under paragraph 110(1)(d) of the Tax Act with regards to any exercise by the Grantee of the Right to Acquire Shares, as reflected in the Award Agreements, upon payment of the Base Price and if applicable, the amount of any Deductions; and with regards to any payment to such Grantees pursuant to the Cash-Out Rights in respect of the disposition or “cash-out” of the Grantees’ Appreciation Units comprising their Right to Acquire Shares;

the Company will covenant to the Grantees in the Award Agreements the following (unless the Company provides Notice to the Grantees under Section 23 of its contrary intention within 30 days prior to the first date of any vesting of the Appreciation Units)

(c)	the Company agrees to elect pursuant to subsection 110(1.1) of the Tax Act that neither it, any Participating Company, nor any other person not dealing at arm’s length with the Company will deduct, in computing its income for Canadian tax purposes, any amount in respect of a payment to a Grantee under the Cash Out Rights in respect of the surrender by the Grantees of Appreciation Units comprising their Right to Acquire Shares (the “Subsection 110(1.1) Election”); and

(d)	the Company will provide Grantees with written evidence of the Subsection 110(1.1) Election by mailing evidence of the Subsection 110(1.1) Election to the Grantees at their address of employment record with the Company; and

in respect of the foregoing, each Grantee will covenant in the Award Agreements in favour of the Company that he or she will file, with his or her income tax return for the year which includes a payment under the Cash-Out Rights, written evidence of the Company’s Subsection 110(1.1) Election.

23.	Alternative Notices by the Company

(a)	Notwithstanding the provisions of Sections 22 and 7(d) of this 2017 Plan, the Company may by Notice (the “Section 23(a) Election”) to the Grantees, other than any U.S. Taxpayer, given not less than 30 days prior to the first date of any vesting of the Appreciation Units granted under this 2017 Plan, elect to not make a Subsection 110(1.1)

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Election which Section 23(a) Election shall apply to all Appreciation Units and, where so specified by the Company in the Section 23(a) Election, the aggregate amount payable by a Grantee pursuant to any Right to Acquire Shares shall be reduced by $1 in total for each Grantee (the “Consideration Reduction”), so that Grantees may not be entitled to benefits under paragraph 110(1)(d) of the Tax Act in respect of either (a) the Right to Acquire Shares in respect of all of the Appreciation Units, where the Section 23(a) Election elects a Consideration Reduction, or (b) the Cash-Out Rights regardless of any specified Consideration Reduction. For greater certainty, it is hereby declared and agreed that the Consideration Reduction, if elected, shall apply to all Appreciation Units under this 2017 Plan, for all Grantees, other than Grantees that are U.S. Taxpayers, and shall not give rise to any termination, change or novation of any such Appreciation Units nor of any other terms, conditions or rights under this 2017 Plan or the relevant Award Agreement.

(b)	Notwithstanding the provisions of Sections 22 and 7(d) of this 2017 Plan, upon receipt by the Company of Notice from a Grantee exercising, or deemed to have exercised, the Cash-Out Rights with respect to any Appreciation Units held by the Grantee (the “Exercise Notice”), the Company may elect to override the Cash-Out Rights by giving Notice to the Grantee, including a U.S. Taxpayer (the “Override Notice”), within 2 Business Days of receipt of the Exercise Notice pursuant to which the Company will elect to (i) deliver to the Grantee a number of Shares obtained by dividing the Cash-Out Amount by the Fair Market Value of Shares on the Exercise Date, which Shares will be purchased on the open market, or (ii) issue to the Grantee from treasury a number of Shares obtained by multiplying the AU Value of the Appreciation Units being exercised on the Exercise Date by the number of Appreciation Units being exercised (the “Exercise Value”) and by dividing that product by the Fair Market Value of a Share on the Exercise Date. Upon receipt by the Grantee of an Override Notice, the Grantee shall have the right by Notice to the Company (the “Cancellation Notice”) given within 2 Business Days of receipt of the Override Notice, to retract the Exercise Notice, in which event the Appreciation Units shall be reinstated to the Grantee’s AU Account as if the Exercise Notice had never been given. If no Cancellation Notice is received by the Company within the specified time the Company shall deliver to the Grantee the number of Shares to which the Grantee is entitled as determined herein, depending on the election made by the Company. In the event of the exercise of (b)(ii) the Grantee shall forthwith pay to the Company, the amount of the Deductions applicable to the Exercise Value. If the Company does not issue an Override Notice within the time specified herein, the Company shall comply with the obligations with respect to the Cash-Out Right as provided in Section 7(d) of this 2017 Plan.

24.	General Provisions

(a)	Non-Transferability of Appreciation Units. No Appreciation Unit may be transferred, encumbered, pledged or alienated in any way other than by will or by the laws of succession, and during a Grantee’s lifetime an Appreciation Unit may be exercised only by the Grantee.

(b)	Titles and Headings. Titles and headings of sections of this 2017 Plan are for convenience of reference only and shall not affect the construction of any provision of this 2017 Plan.

(c)	Time. If the time for any action to be taken hereunder or any notice given falls or is given on a Saturday, Sunday or a holiday in British Columbia, the action taken or notice

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given shall be deemed to have occurred or been given on the next day following the date that is not a holiday.

(d)	Governing Law. This 2017 Plan shall be governed by, interpreted under and construed and enforced in accordance with the internal laws, and not the laws pertaining to conflicts or choice of laws, of the Province of British Columbia and the federal laws of Canada applicable therein.

(e)	Severability. If any provision of this 2017 Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

This 2017 Plan was duly adopted by the Board of Directors of the Company as of October 28, 2016.

“Angela Lau”
Angela Lau
Corporate Secretary

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ANNEX A-6

OMNIBUS EQUITY INCENTIVE PLAN

1.	Purpose. The purpose of the MacDonald, Dettwiler and Associates Ltd. Omnibus Equity Incentive Plan (the “Plan”) is to enable MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia, Canada (including any successor thereto, the “Company”), and its Affiliates to (i) attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of Common Shares or other performance objectives and (ii) align the interests of key personnel with those of the Company’s shareholders.

2.	Effective Date. The Plan shall be effective as of the date on which the Plan is approved by the shareholders of the Company (the “Effective Date”). The expiration date of the Plan, on and after which date no Awards may be granted, shall be the 10th anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

3.	Definitions. The following definitions shall apply throughout the Plan.

(a)	“Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by, or is under common control with the Company and (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract, or otherwise.

(b)	“Automatic Adjustment Factor” has the meaning set forth in Section 5(d) of the Plan.

(c)	“Award” means, individually or collectively, any LTIP Unit, Restricted Share Unit, Performance Share Unit, Incentive Stock Option and Non-qualified Stock Option granted under the Plan.

(d)	“Award Agreement” means the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan.

(e)	“Black-Out Period” means the period during which designated directors, officers, employees and consultants of the Company and, if applicable, any Affiliate, cannot trade Common Shares under the Company’s insider trading policy which is in effect and has not been otherwise waived by the Board at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company, or for an Insider, that Insider, is subject).

(f)	“Board” means the Board of Directors of the Company.

(g)	“Business Day” means a day on which the TSX (for so long as the Common Shares are listed and traded on the TSX), and on which the banks in Vancouver, British Columbia are open for business.

(h)

“Canadian Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada, including the respective regulations and rules made under those securities laws.

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(i)	“Cancellation Notice” has the meaning set forth in Section 7(f)(ii)

(j)	“Cash-Out Amount” has the meaning set forth in Section 7(d) of the Plan.

(k)	“Cash-Out Rights” has the meaning set forth in Section 7(d) of the Plan.

(l)	“Cause” with respect to any Participant (a) has the meaning, if any, set forth in the employment or service agreement then in effect, if any, between such Participant and the Company or any Affiliate, or (b) if there is no such meaning set forth in such employment or service agreement or there is no such employment or service agreement then in effect, means the following events or conditions, as determined by the Committee in its reasonable judgment: (i) willful misconduct of the Participant with regard to the Company and its Affiliates that constitutes a material breach of any of such Participant’s obligations set forth in any written agreement governing the terms of the Participant’s service with the Company and its Affiliates as the same may then be in effect; (ii) fraud, embezzlement, theft, or other material dishonesty by the Participant with respect to the Company or any of its Affiliates; (iii) the Participant’s material breach of the Participant’s fiduciary duties as an officer or manager of the Company or any of its Affiliates, or as an officer, trustee, director, or other fiduciary of any pension or benefit plan of the Company or its Affiliates or willful misconduct that has, or could reasonably be expected to have, a material adverse effect upon the business, interests, or reputation of the Company or any of its Affiliates; (iv) the Participant’s indictment for, or a plea of nolo contendere to, any felony or an analogous provision under the laws of a local jurisdiction; or (v) refusal or failure by the Participant to attempt in good faith to follow or carry out the reasonable written instructions of the Board or such Participant’s direct supervisor. For purposes of this paragraph, no act, or failure to act, on the Participant’s part shall be considered “willful” unless done or omitted to be done by the Participant not in good faith and without reasonable belief that the Participant’s action or omission was in the best interests of the Company.

(m)	“Change in Control” means, in the case of a particular Award, unless the applicable Award Agreement (or any employment or service agreement between the Participant and the Company or an Affiliate) states otherwise, the first to occur of any of the following events: (a) the dissolution or liquidation of the Company; (b) a reorganization, merger, amalgamation, arrangement, consolidation or business combination of the Company with one or more other Persons as a result of which (i) the Company goes out of existence or becomes an Affiliate of a corporation other than the Company or an Affiliate immediately prior to such event; (ii) there has otherwise been an acquisition of control of the Company (within the meaning of the Tax Act) by a Person other than an Affiliate immediately prior to such event; or (iii) the shareholders of the Company, as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding Common Shares of the surviving corporation; and (c) a sale of all or substantially all of the Company’s assets to a Person or entity other than a Person that was an Affiliate immediately prior to such event; or (d) a sale to one Person (or two or more Persons acting in concert), other than to the Company or the Affiliate immediately prior to such event, of equity securities of the Company resulting in such Person or Persons holding Common Shares representing at least fifty percent (50%) or more of the aggregate voting power of all outstanding equity securities of the Company. For the purposes of (c), a sale of all or substantially all of the Company’s assets means a sale determined as a sale of all or substantially all of the Company’s assets by the Board, for the purpose and with specific reference to the Plan; provided however, that a Change in Control shall not be deemed to have occurred if such Change in Control results solely

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from the issuance, in connection with a bona fide financing or series of financings by the Company or an Affiliate of the Company, of voting securities of the Company or an Affiliate of the Company or any rights to acquire voting securities of the Company or an Affiliate of the Company which are convertible into voting securities, or if the Company effects a transaction solely to change the Company’s domicile.

(n)	“Change in Control Price” means the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever is applicable, as follows: (i) the price per share offered to holders of Common Shares in any reorganization, merger, amalgamation, arrangement or consolidation or business combination of the Company whereby a Change of Control takes place, (ii) the per share Fair Market Value of a Common Share immediately before the Change in Control without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per Common Share in a dissolution transaction, (iv) the price per share offered to holders of Common Shares in any tender offer or exchange offer whereby a Change in Control takes place, or (v) if such Change in Control occurs other than pursuant to a transaction described in clauses (i), (ii), (iii), or (iv) of this Section 3(n), the value per share of the Common Shares that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to shareholders of the Company in any transaction described in this Section 3(n) or in Section 11 consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash and such determination shall be binding on all affected Participants to the extent applicable to Awards held by such Participants.

(o)	“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. References to any Section of the Code shall be deemed to include any regulations or other interpretative guidance under such Section, and any amendments or successors thereto.

(p)	“Committee” means the Human Resources and Management Compensation Committee of the Board or subcommittee thereof if required with respect to actions taken to obtain the exceptions for performance-based compensation under Section 162(m) of the Code or to comply with Rule 16b-3 promulgated under the U.S. Exchange Act in respect of Awards or, if no such Compensation Committee or subcommittee thereof exists, or if the Board otherwise takes action hereunder on behalf of the Committee, the Board.

(q)	“Common Shares” means the common shares without par value of the Company (and any share or other securities into which such shares may be converted or into which it may be exchanged).

(r)	“Company” has the meaning set forth in Section 1 of the Plan.

(s)	“Consideration Reduction” has the meaning set forth in Section 7(f)(i) of the Plan.

(t)	“Covered Employee” means an Eligible Person who is designated by the Committee, at the time of grant of a Performance Share Unit, as likely to be a “covered employee” within the meaning of Section 162(m) of the Code for a specified fiscal year.

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(u)	“Deductions” means the full amount of federal, provincial, state and/or municipal, withholding and other employment taxes or social contributions applicable as a result of an exercise or settlement.

(v)	“Disability” shall, unless in the case of a particular Award the applicable Award Agreement states otherwise, have the meaning given to it in any then-existing employment or service agreement between the Participant and the Company or an Affiliate, or in the absence of such an employment or service agreement, any condition entitling the Participant to receive benefits under a long-term disability plan of the Company or an Affiliate, or in the absence of such a plan, the complete and permanent inability by reason of illness or accident to perform the duties of the occupation in which a Participant was employed or served when such condition commenced provided, however, that for purposes of determining the term of an Incentive Stock Option pursuant to Section 10(c) hereof, the term “Disability” shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee.

(w)	“Disability Termination Date” has the meaning set forth in Section 11(c).

(x)	“Early Measurement Date” has the meaning set forth in Section 12(b) of the Plan.

(y)	“Effective Date” has the meaning set forth in Section 2 of the Plan.

(z)	“Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the U.S Exchange Act, (ii) an “outside director” within the meaning of Section 162(m) of the Code and/or (iii) an “independent director” under applicable securities laws or the applicable rules of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Company has applied to list or quote its Common Shares, or a person meeting any similar requirement under any successor rule or regulation.

(aa)	“Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person; or (ii) officer of the Company or an Affiliate; or (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable in accordance with Section 2.22 of National Instrument 45-106-Prospectus Exemptions or on Form S-8 under the U.S. Securities Act or offered under a prospectus exemption.

(bb)	“Exercise Date” means the date on which the Company has received Notice from the Grantee of the Grantee’s exercise of any LTIP Unit.

(cc)	“Exercise Price” has the meaning set forth in Section 10(b).

(dd)

“Fair Market Value” means, (i) with respect to Common Shares on a given date, (x) the closing sale price of the Common Shares on the TSX (for so long as the Common Shares are listed and traded on the TSX) (and if no sales occur on such date, on the last preceding date on which such sales of the Common Shares are so reported), or, if that measure of price is not available, the closing sale price in a national market system for securities on or for the date or dates as provided hereunder; or (y) if the Common Shares are not listed on any national securities exchange, but are traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and ask prices of a Common Share on the most recent date on which Common Shares were publicly traded; or (z) in the event

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Common Shares are not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee or the Board in its discretion in such manner as it deems appropriate including, without limitation, the limitations or requirements of Section 409A of the Code, or (ii) with respect to any other property, the amount determined by the Committee, in its discretion in such manner as it deems appropriate including, without limitation, the limitations and requirements of Section 409A of the Code, to be the fair market value of such other property.

(ee)	“Final Date of Exercise” has the meaning set forth in Section 11(a) of the Plan.

(ff)	“Incentive Stock Option” means an Option that is intended to be and is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(gg)	“Insider” means “reporting insiders” as defined in National Instrument 55-104-Insider Reporting Requirements and Exemptions.

(hh)	“Law” means the law applicable to the Company or an Affiliate and a Participant in relation to the employment of the Participant.

(ii)	“Leave of Absence Expiry Date” has the meaning set forth in Section 11(d).

(jj)	“LTIP Exercise Notice” has the meaning set forth in Section 7(f)(i).

(kk)	“LTIP Exercise Value” has the meaning set forth in Section 7(f)(ii).

(ll)	“LTIP Period” has the meaning set forth in Section 7(c) of the Plan.

(mm)	“LTIP Unit” means an appreciation unit granted to an Eligible Person, pursuant to Section 7 of the Plan, comprising the rights granted to a Participant under this Plan including the right of certain Participants to acquire Common Shares as set forth in Award Agreements entered into as contemplated hereunder subject to terms and conditions of this Plan.

(nn)	“LTIP Value” with respect to any exercise of a LTIP Unit means the positive difference between the average of the Fair Market Value of the Common Shares for the five Business Days up to and including the date on which a Notice of exercise is received by the Company or such other date as set forth in the Plan less the Strike Price for the LTIP Unit being exercised.

(oo)	“Merger” means the merger of Merlin Merger Sub, Inc., an indirect wholly owned subsidiary of the Company, with and into DigitalGlobe, Inc., pursuant to which DigitalGlobe, Inc. will survive the merger as an indirect wholly owned subsidiary of the Company pursuant to an agreement and plan of merger dated February 24, 2017 by and among DigitalGlobe, Inc., the Company, SSL MDA Holdings, Inc. and Merlin Merger Sub, Inc., as may be amended.

(pp)	“Non-qualified Stock Option” means an Option that is not an Incentive Stock Option.

(qq)	“Notice” means a notice in writing (or an electronic medium acceptable to the Company) given by a Participant, the successor to the Participant, the Company or an Affiliate as provided herein.

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(rr)	“Option” means an Award granted under Section 10 of the Plan, which may be a Non-qualified Stock Option or an Incentive Stock Option.

(ss)	“Optionholder” means a person to whom an Option is granted pursuant to the Plan.

(tt)	“Option Period” has the meaning set forth in Section 10(c).

(uu)	“Override Notice” has the meaning set forth in Section 7(f)(ii).

(vv)	“Participant” means the recipient of an Award granted under the Plan as defined in Section 6 of the Plan.

(ww)	“Performance Criterion” or “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Share Unit under the Plan.

(xx)	“Performance Formula” shall mean, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Share Unit of a particular Participant, whether all, some portion but less than all, or none of the Performance Share Units have been earned for the Performance Period.

(yy)	“Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(zz)	“Performance Period” shall mean the one or more periods of time as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining the Participant’s right to, and the payment with respect to, a Performance Share Unit which period, for any Section 162(m) Awards, shall not be less than 1 year.

(aaa)	“Performance Share Unit” or “PSU” means an unfunded and unsecured right granted to a Participant to receive, upon the satisfaction of certain criteria (including Performance Metrics), Common Shares, cash, or a combination of the two in accordance with the provisions of the Plan.

(bbb)	“Person” shall mean an individual, corporation, partnership, association or other person or entity, or any group of two or more of the foregoing that have agreed to act together, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Common Shares of the Company.

(ccc)	“Plan” has the meaning set forth in Section 1 of the Plan.

(ddd)	“Released Performance Share Unit” has the meaning set forth in Section 9(f)(i).

(eee)	“Released Restricted Share Unit” has the meaning set forth in Section 8(c)(i).

(fff)	“Restricted Period” has the meaning set forth in Section 8(a) of the Plan.

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(ggg)	“Restricted Share Unit” or “RSU” means an Award of an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain specified restrictions, granted under Section 8 of the Plan.

(hhh)	“Retirement” means a Participant achieving the age of 62 years.

(iii)	“Right to Acquire Shares” has the meaning set forth in Section 7(d) of the Plan.

(jjj)	“Section 7(f) Election” has the meaning set forth in Section 7(f)(i).

(kkk)	“Section 162(m) Award” means a Performance Share Unit granted under Section 9 to a Covered Employee that is intended to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code.

(lll)	“Strike Price” has the meaning set forth in Section 7(b) of the Plan.

(mmm)	“SubSection 110(1.1) Election” has the meaning set forth in Section 7(e)(iii) of the Plan.

(nnn)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

(ooo)	“TSX” means the Toronto Stock Exchange.

(ppp)	“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor thereto. References to any Section of (or rule promulgated under) the U.S Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such Section or rule, and any amendments or successors thereto.

(qqq)	“U.S. Participant” means each Participant who is a United States citizen or resident or whose compensation under the Plan is subject to income taxation under the Code.

(rrr)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any Section of (or rule promulgated under) the U.S. Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such Section or rule, and any amendments or successor provisions to such Section, rules, regulations, or other interpretive guidance.

4.	Administration.

(a)

The Committee shall administer the Plan and shall have the sole and plenary authority to (i) designate Participants; (ii) determine all of the terms with respect to any Award, including number and type of security under an Award, vesting terms, maturity date, Performance Criteria, if applicable, any transfer restrictions, effect of termination of employment or engagement acceleration of vesting, and making of any determination of Fair Market Value; (iii) determine the type, size, and terms, including, without limitation, vesting terms and periods, periods for which Restricted Share Units must be held, Performance Criteria and maturity date, and all other conditions of Awards to be granted; (iv) determine the method by which an Award may be settled, exercised, canceled, forfeited, or suspended; (v) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or Committee’s election; (vi) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; and (viii) make any

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other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan or to comply with any applicable law, including Section 162(m) of the Code. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the U.S. Exchange Act (if applicable and if the Board is not acting as the Committee under the Plan) or the Canadian Securities Laws or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, or any exception or exemption under applicable securities laws or the applicable rules of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Company has applied to list or quote its Common Shares, as applicable, it is intended that each member of the Committee shall, at the time the Participant takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted or action taken by the Committee that is otherwise validly granted or taken under the Plan.

(b)	The Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and to any one or more members of the Board or to any officer of the Company, except for any delegation that (i) violates state, provincial, federal or corporate law, (ii) results in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the U.S. Exchange Act in respect of the Company, or (iii) causes any Section 162(m) Awards to fail to so qualify. Any such allocation or delegation may be revoked by the Committee at any time.

(c)	The Committee shall have the authority to amend the Plan and Awards to the extent necessary to permit participation in the Plan by Eligible Persons who are located outside of Canada and the United States on terms and conditions comparable to those afforded to Eligible Persons located within Canada and the United States; provided, however, that no such action shall be taken without shareholder approval if such approval is required by applicable securities laws or the applicable rules of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Company has applied to list or quote its Common Shares.

(d)	Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e)	To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under the Plan shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under the Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person’s position with the Company.

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(f)	The Board may at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.	Grant of Awards; Common Shares Subject to the Plan; Limitations.

(a)	The Committee may grant Awards to one or more Eligible Persons.

(b)	Subject to Section 13 of the Plan and subSections (c) through (g) below, the following limitations apply to the grant of Awards: (i) no more than 1,100,000 Common Shares if the Merger is completed and no more than 700,000 Common Shares if the Merger is not completed, may be reserved for issuance from treasury (or, for purposes of any national securities exchange requirement applicable to the Plan or for purposes of Section 162(m) Awards, including for the purpose of the issuance of Common Shares upon the exercise of Incentive Stock Options, reserved for issuance from any source available for delivery of Common Shares under the Plan) and delivered in the aggregate pursuant to Awards granted under the Plan, including for the issuance of Common Shares upon the exercise of Incentive Stock Options; and (ii) for each fiscal year of the Company, a Covered Employee may not be granted Awards intended to be Section 162(m) Awards (A) to the extent such Award is based on a number of Common Shares (other than such an Award designated to be paid only in cash) relating to more than 750,000 Common Shares, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 5(d), and (B) to the extent such Award is designated to be paid only in cash, having a value determined on the date of grant in excess of U.S. $7,500,000.

(c)	For purposes of Section 5(b), except as set forth in this Section 5(c), if an Award entitles the holder thereof to receive Common Shares issued from treasury, then the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan.

(i)	Subject to the limitations in (ii) below, if any Common Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company (including any Awards that are settled in cash), or if an Award otherwise terminates or is cancelled without delivery of any Common Shares from treasury, then the number of Common Shares counted against the aggregate number of Common Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan, except that if any such Common Shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such Common Shares shall be available exclusively for Awards to Participants who are not subject to such limitation. If an Award may be settled only in cash, such Award need not be counted against any Common Share limit under this Section 5, except as provided under Section 5(b)(iii) and to the extent required to preserve the status of any Award intended to be a Section 162(m) Award.

(ii)	Awards that do not entitle the holder thereof to receive Common Shares issued from treasury shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.

(iii)	Common Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company

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or an Affiliate shall not be counted against the aggregate number of Common Shares available for Awards under the Plan, to the extent permitted by listing requirements of the applicable securities exchange(s) upon which the Common Shares are listed at the time of such acquisition or merger. In addition, any Common Shares issued under any executive compensation plan issued by DigitalGlobe Inc. and assumed by the Company as part of the Merger shall not be counted against the aggregate value of Common Shares available for award under the Plan.

(d)	In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to purchase Common Shares or other securities of the Company or other similar corporate transaction or event affects the Common Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Common Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Common Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award and (iv) the limitations contained in Section 5(b); provided, however, that the number of Common Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive (the “Automatic Adjustment Factors”).

(e)	The number of Common Shares issuable to Insiders of the Company at any time, and the number of Common Shares issued to Insiders of the Company within any 1 year period, under this Plan or when combined with all of the Company’s other equity-based compensation arrangements (as described under the applicable rules of the TSX (for so long as the Common Shares are listed and traded on the TSX)), shall not exceed 10% of the Company’s issued and outstanding Common Shares as of any date of determination, respectively.

(f)	No Awards shall be issued to any director of the Company or the Affiliate who is not otherwise an Eligible Person.

(g)	Unless otherwise specified in an Award Agreement, Common Shares delivered by the Company in settlement of Awards may be issued from treasury of the Company, Common Shares purchased on the open market or by private purchase, or a combination of the foregoing.

(h)

Notwithstanding any other provision of the Plan to the contrary, no vesting date of any Award for LTIP Units granted under the Plan to a Participant shall be less than one year following the date the Award is granted; provided, however, that (i) the Committee, in its sole discretion, may determine that, on an ad hoc basis, Awards may be granted under the Plan without regard to the foregoing minimum vesting provisions in order to achieve a specified business objective, such as an inducement to a new hire or a retention award to a key employee or group of key employees; and (ii) Awards may be granted to certain Participants under the Plan without regard to the foregoing minimum vesting provisions (x) if such Participant is subject to laws or regulations imposing certain requirements or

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restrictions on the remuneration of such individual or (y) in order to conform with local laws applicable to such Award; provided, that Awards issued pursuant to clauses (i) or (ii) shall not be granted in respect of Common Shares in excess of 5%, in the aggregate, of the Common Shares authorized for issuance under the Plan; and (iii) nothing in this Section 5(h) shall preclude the Committee or the Board from taking action, in its sole discretion, to accelerate the vesting of any Award upon circumstances it deems appropriate, including, without limitation, upon or following a Change in Control or the Participant’s death, Disability, Retirement, or involuntary termination.

(i)	No financial assistance shall be given to any Participant with respect to any Award granted hereunder.

6.	Eligibility. Participation shall be limited to Eligible Persons who have been selected by the Committee and who have entered into an Award Agreement with respect to an Award granted to them under the Plan (each such Eligible Person, a “Participant”).

7.	LTIP Units.

(a)	Generally. Each LTIP Unit shall be subject to the conditions set forth in the Plan and the Award Agreement.

(b)	Strike Price. The strike price (“Strike Price”) per Common Share for each LTIP Unit shall not be less than 100% of the Fair Market Value of such Common Share, determined as of the last trading date immediately preceding the date of grant. Any modification to the Strike Price of an outstanding LTIP Unit shall be subject to the prohibition on repricing set forth in Section 13(c).

(c)	Vesting and Expiration. Each Award of LTIP Units shall be subject to the conditions set forth in the Plan and the applicable Award Agreement. Subject to Section 4(a) and Section 10, the Committee shall establish terms with respect to each issue of LTIP Units, including the amount of any Award to vest, the date or time at which any LTIP Units vest, and the period of time during which any vested LTIP Units may be exercised (the “LTIP Period”), provided however that the LTIP Period shall not be more than 10 years after the date of grant of the LTIP Unit. Notwithstanding any vesting or exercisability dates set by the Committee and set forth in any Award Agreement, the Committee may accelerate the vesting and/or exercisability of any LTIP Unit, which acceleration shall not affect the terms and conditions of such LTIP Unit other than with respect to vesting and/or exercisability. If the LTIP Period would expire at a time when trading in the Common Shares is prohibited by the Company’s insider trading policy or a Black-Out Period, the LTIP Period shall be extended automatically until the 10th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code or applicable rules of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Common Shares are listed and traded).

(d)

Method of Exercise. (i) LTIP Units may be exercised by delivery of a Notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the Award, specifying the number of LTIP Units to be exercised and the date on which such LTIP Units were awarded; and (ii) upon exercise of the vested LTIP Units, by Notice to the Company in such manner as required by the Company from time to time, the Participant, subject as hereinafter provided, may elect to exercise rights to acquire Common Shares under an Award Agreement pursuant to Alternative A (the “Right to Acquire Shares”) or to transfer to the Company and to relinquish and

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surrender all such rights under an Award Agreement to the Company in exchange for a cash payment pursuant to Alternative B (the “Cash-Out Rights”), provided however that a Participant who is a U.S. Participant shall only have the right to exercise the Cash-Out Rights.

Alternative A – Right to Acquire Shares

If a Participant, other than a U.S. Participant, shall elect the Right to Acquire Shares, the Company shall, based on surrender to the Company of the vested LTIP Units exercised, and on payment as herein provided, and as soon as administratively possible, deliver to the Participant the number of Common Shares represented by the number of LTIP Units exercised upon payment by the Participant to the Company of an amount equal to the Strike Price multiplied by the number of vested LTIP Units being exercised plus the amount of all Deductions payable with respect to the LTIP Units that are being exercised. No fractional Common Shares will be issued and any fractional Common Share will be settled in cash.

Alternative B – Cash-Out Rights

Subject to Section 7(f)(i), if a Participant shall elect the Cash-Out Rights or a U.S. Participant shall exercise his or her rights and be deemed to have elected the Cash-Out Rights, the Company shall pay to the Participant, based on surrender to the Company of the vested LTIP Units exercised, and as soon as administratively possible after the Exercise Date but in any event in the calendar year in which the LTIP Units are exercised, an amount equal to the LTIP Value at the Exercise Date multiplied by the number of vested LTIP Units being exercised, less all Deductions (the “Cash-Out Amount”). By exercising the Cash-Out Rights, a Participant thereby relinquishes and surrenders his or her rights to elect the Right to Acquire Shares with respect to the LTIP Units being exercised. The full amount of all Deductions applicable as a result of an exercise shall be paid by the Participant by cheque to the Company or by the Company from any withholding of the amount of the Deductions from the amount payable to the Participant, at the Company’s discretion.

(e)	Tax Election. Whereas, pursuant to the Plan:

(i)	it is intended that Award Agreements and related LTIP Units constitute an agreement by the Company to sell or issue Common Shares to Participants that are employees of the Company or an Affiliate, pursuant to and subject to the terms of the Plan, within the meaning of subSection 7(1) of the Tax Act; and

(ii)	is intended that, subject to the provisions of the Tax Act and the alternative elections under Section 7(f) or any other terms of the Plan and Award Agreements, Participants, other than U.S. Participants, be entitled to benefit from any available deduction under paragraph 110(1)(d) of the Tax Act with regards to any exercise by the Participant of the Right to Acquire Shares, as reflected in the Award Agreements, upon payment of the Strike Price and if applicable, the amount of any Deductions; and with regards to any payment to such Participants pursuant to the Cash-Out Rights in respect of the disposition or “cash-out” of the Participants’ LTIP Units comprising their Right to Acquire Shares;

the Company will covenant to the Participants in the Award Agreements the following (unless the Company provides Notice to the Participants under Section 7(f) of its contrary intention within such applicable time determined by the Company, with respect to any tranche of LTIP Units awarded):

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(iii)	the Company agrees to elect pursuant to subSection 110(1.1) of the Tax Act that neither it, any Affiliate, nor any other person not dealing at arm’s length with the Company will deduct, in computing its income for Canadian tax purposes, any amount in respect of a payment to a Participant under the Cash-Out Rights in respect of the surrender by the Participants of LTIP Units comprising their Right to Acquire Shares (the “SubSection 110(1.1) Election”); and

(iv)	the Company will provide Participants with written evidence of the SubSection 110(1.1) Election by mailing evidence of the SubSection 110(1.1) Election to the Participants at their address of employment record with the Company or any Affiliates; and

in respect of the foregoing, each Participant will covenant in the Award Agreements in favour of the Company that he or she will file, with his or her income tax return for the year which includes a payment under the Cash-Out Rights, written evidence of the Company’s SubSection 110(1.1) Election.

(f)	Alternative Notices by the Company

(i)	Notwithstanding the provisions of Sections 7(d) and 7(e) of the Plan, the Company may by Notice (the “Section 7(f) Election”) to the Participants, other than any U.S. Participant, given at such time as may be determined by the Company, with respect to any tranche of LTIP Units awarded under the Plan, elect to not make a SubSection 110(1.1) Election which Section 7(f) Election shall apply to all affected LTIP Units and, where so specified by the Company in the Section 7(f) Election, the aggregate amount payable by a Participant pursuant to any Right to Acquire Shares shall be reduced by $1 in total for each Participant (the “Consideration Reduction”), so that Participants may not be entitled to benefits under paragraph 110(1)(d) of the Tax Act in respect of either (a) the Right to Acquire Shares in respect of all of the LTIP Units, where the Section 7(f) Election elects a Consideration Reduction, or (b) the Cash-Out Rights regardless of any specified Consideration Reduction. For greater certainty, it is hereby declared and agreed that the Consideration Reduction, if elected, shall apply to all LTIP Units under the Plan, for all Participants, other than Participants that are U.S. Participants, and shall not give rise to any termination, change or novation of any such LTIP Units nor of any other terms, conditions or rights under the Plan or the relevant Award Agreement.

(ii)

Notwithstanding the provisions of Sections 7(d) and 7(e) of the Plan, upon receipt by the Company of Notice from a Participant exercising, or deemed to have exercised, the Cash-Out Rights with respect to any LTIP Units held by the Participant (the “LTIP Exercise Notice”), the Company may elect to override the Cash-Out Rights by giving Notice to the Participant, including a U.S. Participant (the “Override Notice”), within 2 Business Days of receipt of the LTIP Exercise Notice pursuant to which the Company will elect to (A) deliver to the Participant a number of Common Shares obtained by dividing the Cash-Out Amount by the Fair Market Value on the LTIP Exercise Date (as determined for the determination of the LTIP Value), which Common Shares will be purchased on the open market, or (B) issue to the Participant from treasury a number of Common Shares obtained by multiplying the LTIP Value of the LTIP Units being exercised on the LTIP Exercise Date by the number of LTIP Units being exercised (the “LTIP Exercise Value”) and by dividing that product by the Fair Market

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Value on the LTIP Exercise Date (as determined for the determination of the LTIP Value). Upon receipt by the Participant of an Override Notice, the Participant shall have the right by Notice to the Company (the “Cancellation Notice”) given within 2 Business Days of receipt of the Override Notice, to retract the LTIP Exercise Notice, in which event the LTIP Units shall be reinstated to the Participant’s account as if the LTIP Exercise Notice had never been given. If no Cancellation Notice is received by the Company within the specified time the Company shall deliver to the Participant the number of Common Shares to which the Participant is entitled as determined herein, depending on the election made by the Company. In the event of the exercise of (ii)(B) the Participant shall forthwith pay to the Company, the amount of the Deductions applicable to the LTIP Exercise Value. If the Company does not issue an Override Notice within the time specified herein, the Company shall comply with the obligations with respect to the Cash-Out Right as provided in Section 7(d) of the Plan.

8.	Restricted Share Units or RSUs.

(a)	General. Each Restricted Share Unit shall be subject to the conditions set forth in the Plan and the applicable Award Agreement. Subject to Section 5(h), the Committee shall establish restrictions applicable to Restricted Share Units, including, without limitation, any vesting and the period over which the restrictions shall apply (the “Restricted Period”), and the time or times at which Restricted Share Units shall become vested. The Committee may accelerate the vesting and/or the lapse of any or all of the restrictions on Restricted Share Units, which acceleration shall not affect any other terms and conditions of such Awards. No Common Shares shall be issued at the time an Award of Restricted Share Units is made, and the Company will not be required to set aside a fund for the payment of any such Award.

(b)	Restrictions; Forfeiture. Restricted Share Units awarded to the Participant shall be subject to forfeiture, as provided in the Plan, until the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee, and shall be subject to the restrictions on transferability set forth in the Award Agreement. In the event of any forfeiture, all rights of the Participant to such Restricted Share Units, as applicable, including to any dividends and/or dividend equivalents that may have been accumulated and withheld during the Restricted Period in respect thereof, shall terminate without further action or obligation on the part of the Company. The Committee shall have the authority to remove any or all of the restrictions on the Restricted Share Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant of the Restricted Share Units, such action is appropriate.

(c)	Settlement of Restricted Share Units.

(i)	Condition to Settlement. Unless otherwise provided in the applicable Award Agreement or any employment or service agreement between the Participant and the Company or an Affiliate, the Participant must be employed by or rendering services for the Company or an Affiliate on the last day of the Restricted Period to be eligible for settlement in respect of a Restricted Share Unit for such Restricted Period.

(ii)

Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee and contained in any Award Agreement,

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with respect to any outstanding Restricted Share Units, the Company shall deliver to the Participant, or the Participant’s beneficiary (via book entry notation or, if applicable, in share certificate form), one (1) Common Share (or other securities or other property, as applicable) for each such outstanding Restricted Share Unit that has not then been forfeited and with respect to which the Restricted Period has expired and any other such vesting criteria are attained (“Released Restricted Share Unit”); provided, however, unless otherwise provided in the Award Agreement, that the Committee may elect to (A) pay cash or part cash and part Common Shares in lieu of delivering only Common Shares in respect of such Released Restricted Share Units or (B) defer or permit the Participant to defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code, provided that any deferral at the request of a Participant shall not exceed one year. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the Fair Market Value of the Common Shares as of the date on which Common Shares would have otherwise been delivered to the Participant in respect of such Restricted Share Units.

(iii)	To the extent provided in an Award Agreement, the holder of outstanding Restricted Share Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on Common Shares) either in cash or, if determined by the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividends as of the date of payment (and interest may, if determined by the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Share Units are settled (following the release of restrictions on such Restricted Share Units), and if such Restricted Share Units are forfeited or terminated as provided in the Plan, the holder thereof shall have no right to such dividend equivalent payments.

9.	Performance Share Units or PSUs.

(a)

General. The Committee is hereby authorized to grant to Eligible Persons Performance Share Units, which, in the discretion of the Committee, may be designed as a Section 162(m) Award; provided, however, that nothing in this Section 9 or elsewhere in the Plan shall be interpreted as preventing the Committee from granting Performance Share Units to Covered Employees or other Participants that are not intended to constitute Section 162(m) Awards, or from determining that it is no longer necessary or appropriate for a Section 162(m) Award to qualify as such. A Performance Share Unit granted under the Plan (i) may be denominated or payable in cash, Common Shares, other securities, other Awards, or other property and (ii) shall confer on the Participant the right to receive payments, conditioned in whole or in part, upon the achievement of one or more objective Performance Goals during such Performance Periods as the Committee shall establish. Subject to the terms of the Plan, the Performance Goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Share Unit granted, the amount of any payment or transfer to be made pursuant to any Performance Share Unit (including any reduction or increase of the amounts payable under any Performance Share Unit, except as otherwise limited in this

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Section 9), and any other terms and conditions of any Performance Share Unit shall be determined by the Committee. Performance Goals may differ for Performance Share Units granted to any one Participant or to different Participants. Performance Share Units intended to constitute Section 162(m) Awards, or otherwise, shall be conditioned solely on the achievement of one or more objective Performance Goals established by the Committee.

(b)	Discretion of Committee with Respect to Performance Share Units. The Committee may select the length of a Performance Period, the type(s) of Performance Share Units to be issued, the Performance Criteria used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s), and the Performance Formula. Within the first 90 days of a Performance Period under a Section 162(m) Award, the Committee shall, with regard to the Performance Share Units to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing (which may be in the form of minutes of a meeting of the Committee).

(c)

Performance Criteria. For Performance Share Units that the Committee determines are not intended to qualify as
Section 162(m) Awards, any Performance Criteria selected by the Committee, in its discretion, may be used in establishing Performance Goals. The Performance Criteria used to establish the Performance Goal(s) under the Section 162(m) Awards may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, and/or operational and/or business units, product lines, brands, business segments, administrative departments, or units, or any combination of the foregoing) and shall be limited to any one or more of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per-share basis; (viii) earnings before or after taxes, interest, depreciation, and amortization on an adjusted or unadjusted basis (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer satisfaction, project development or completion, contract awards, product development or exploitation; (xv) working capital targets; (xvi) measures of economic value added or other “value creation” metrics; (xvii) enterprise value; (xviii) shareholder return; (xix) competitive market metrics; (xx) employee retention; (xxi) objective measures of personal targets, goals, or completion of projects (including but not limited to succession and hiring projects, project development or completion, contract awards, product development or exploitation, completion of specific acquisitions, divestitures or reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxii) system-wide revenues; (xxiii) cost of capital, debt leverage year-end cash position, or book value; (xxiv) strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or (xxv) any combination of the foregoing. For the purpose of the foregoing sentence, any one or more of the Performance Criteria may be stated as a percentage of other Performance Criteria, or a percentage of a prior period’s

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Performance Criteria, or used on an absolute, relative, or adjusted basis to measure the performance of the Company and/or one or more Affiliates as a whole or any divisions and/or operational and/or business units, product lines, brands, business segments, and/or administrative departments of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a group of comparator companies, or a published or special index that the Committee deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting, delivery, and exercisability of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of a Performance Period (or within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. Performance Goals for Section 162(m) Awards shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee must be “substantially uncertain” at the time the Committee actually establishes the performance goal or goals.

(d)	Modification of Performance Goal(s). The Committee may alter Performance Criteria without obtaining shareholder approval if applicable tax and/or securities laws so permit. The Committee may modify the calculation of a Performance Goal during the first 90 days of a Performance Period (or within the maximum period allowed under applicable law), or at any time thereafter if the change would not cause any Section 162(m) Award to fail to qualify as “performance- based compensation” under Section 162(m) of the Code, to reflect any of the following events: (i) asset write- downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as set forth in any accounting standard applicable to the Company and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in the Company’s fiscal year.

(e)	Payment of Performance Share Units.

(i)	Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement or any employment or service agreement between the Participant and the Company or an Affiliate, the Participant must be employed by or rendering services for the Company or an Affiliate on the last day of a Performance Period to be eligible for payment in respect of a Performance Share Unit for such Performance Period.

(ii)

Limitation for Section 162(m) Award. Unless otherwise provided in the applicable Award Agreement, or any employment or service agreement between the Participant and the Company or an Affiliate, the Participant shall be eligible to receive payment or delivery, as applicable, in respect of a Performance Share

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Unit that is intended to constitute a Section 162(m) Award only to the extent that the Committee determines that (A) the Performance Goals for such period are achieved, as determined by the Committee; and (B) all or some of the portion of such Participant’s Performance Share Unit has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals, as determined by the Committee; provided, however, that if so provided by the Committee in its sole discretion, in the event of (x) the termination of the Participant’s employment or service by the Company other than for Cause (and other than due to death or Disability), in each case within 12 months following a Change in Control, or (y) the termination of a Participant’s employment or service due to the Participant’s death or Disability, the Participant shall receive payment in respect of a Performance Share Unit based on (1) actual performance through the date of termination as determined by the Committee, or (2) if the Committee determines that measurement of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the Committee.

(iii)	Recording. With respect to any Performance Share Units that are intended to constitute Section 162(m) Awards, following the completion of a Performance Period, the Committee shall review and record in writing (which may be in the form of minutes of a meeting of the Committee) whether, and to what extent, the Performance Goal(s) for the Performance Period have been achieved and, if so, calculate and certify in writing (which may be in the form of minutes of a meeting of the Committee) that amount of the Performance Share Units earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Share Unit actually payable for the Performance Period and, in so doing, may apply discretion to eliminate or reduce the size of a Performance Share Unit. Unless otherwise provided in the applicable Award Agreement, to the extent required for any Section 162(m) Award to so qualify, the Committee shall not have the discretion to (A) provide payment or delivery in respect of Performance Share Units for a Performance Period if the Performance Goal(s) for such Performance Period have not been attained; or (B) increase a Performance Share Unit above the applicable limitations set forth in Section 5 of the Plan. For Performance Share Units that are not intended to constitute Section 162(m) Awards, achievement of Performance Goals thereunder shall be certified and/or recorded in any manner that the Committee determines is appropriate.

(f)	Timing of Award Payments.

(i)

Unless otherwise provided in the applicable Award Agreement, Performance Share Units granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the recordings provided for in this Section 9. Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Performance Period and the attainment of any other performance criteria established by the Committee, with respect to any outstanding Performance Share Units, the Company shall deliver to the Participant, or the Participant’s beneficiary (via book entry notation or, if applicable, in share certificate form), one (1) Common Share (or other securities or other property, as applicable) for each such outstanding Performance Share Unit that has not then been forfeited and with respect to which the Performance Period has expired and any other such vesting criteria are attained (“Released

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Performance Share Unit”); provided, however, unless otherwise provided in the Award Agreement, that the Committee may elect to (A) pay cash or part cash and part Common Shares in lieu of delivering only Common Shares in respect of such Released Performance Share Units or (B) defer or permit the Participant to defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code or otherwise, provided that any deferral at the request of any Participant shall not exceed one year. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the Fair Market Value of the Common Shares as of the date on which Common Shares would have otherwise been delivered to the Participant in respect of such Performance Share Units.

(ii)	Any Performance Share Unit that has been deferred shall not (between the date as of which the Award is deferred and the payment date) increase (i) with respect to a Performance Share Unit that is payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Committee or (ii) with respect to a Performance Share Unit that is payable in Common Shares, by an amount greater than the appreciation of a Common Share from the date such Award is deferred to the payment date. Unless otherwise provided in an Award Agreement, any Performance Share Unit that is deferred and is otherwise payable in Common Shares shall be credited (during the period between the date as of which the Award is deferred and the payment date) with dividend equivalents (in a manner consistent with the methodology set forth in the last sentence of Section 8(c)(iii).

10.	Options

(a)	Generally. Each Option shall be subject to the conditions set forth in the Plan and in the applicable Award Agreement. The Committee is authorized to grant Options, which may be designated as either Incentive Stock Options or Non-qualified Stock Options, to Eligible Persons on the following terms and conditions. All Options granted under the Plan shall be Non-qualified Stock Options unless the Award Agreement expressly states otherwise. Incentive Stock Options shall be granted only to U.S. Participants subject to and in compliance with Section 422 of the Code, and only to Eligible Persons who are employees of the Company or employees of a parent or any subsidiary corporation of the Company and who are U.S. Participants eligible to receive an Incentive Stock Option under the Code. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Except as otherwise provided in Section 5(d), no term of the Plan relating to Incentive Stock Options (including any LTIP Unit in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. Incentive Stock Options shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company’s shareholders. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Non-qualified Stock Option properly granted under the Plan.

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(b)	Exercise Price. The exercise price (“Exercise Price”) per Common Share for each Option shall not be less than 100% of the Fair Market Value of such share, determined on the last trading date immediately prior to the date of grant. Any modification to the Exercise Price of an outstanding Option shall be subject to the prohibition on repricing set forth in Section 13.

(c)	Vesting, Exercise and Expiration. Subject to Section 5(h), the Committee shall determine the manner and timing of vesting, exercise, and expiration of Options. The period between date of grant and the scheduled expiration date of the Option (“Option Period”) shall not exceed ten years, unless the Option Period (other than in the case of an Incentive Stock Option) would expire during a Black-Out Period, in which case the Option Period shall be extended automatically until the 10th Business Day following the expiration of such Black-Out Period so long as such extension shall not violate Section 409A of the Code or applicable rules of the TSX, or any other national securities exchange on which the Common Shares are listed or quoted). Subject to Section 5(h), the Committee may accelerate the vesting and/or exercisability of any Option, which acceleration shall not affect any other terms and conditions of such Option. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s continuous service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Options are vested and the Optionholder is entitled to exercise such Option as of the Disability Termination Date), but only within such period of time ending on the earlier of (a) the date 12 months following the Disability Termination Date or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Options within the time specified herein or in the Award Agreement, the Options shall terminate.

(d)	Method of Exercise and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until the Participant has paid the Exercise Price to the Company in full, and an amount equal to any Deductions required to be withheld. Options may be exercised by delivery of Notice of exercise to the Company or its designee (including third-party administrators) in accordance with the terms of the Option and the Award Agreement accompanied by payment of the Exercise Price and such applicable Deductions. Unless otherwise stated in the Award Agreement, the Exercise Price and all applicable required Deductions shall be payable (i) in cash or cash equivalent, or by cheque, or (ii) by such other method as elected by the Participant and that the Committee may permit, in its sole discretion, including without limitation: (A) in the form of other property having a Fair Market Value on the date of exercise equal to the Exercise Price and all applicable required withholding taxes; (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company or its designee (including third-party administrators) is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price and all applicable required Deductions against delivery of the Common Shares to settle the applicable trade; or (C) by means of a “net exercise” procedure effected by withholding the minimum number of Common Shares otherwise deliverable in respect of an Option that are needed to pay for the Exercise Price and all applicable required Deductions. In all events of cashless or net exercise, any fractional Common Shares shall be settled in cash.

(e)	Notification upon Disqualifying Disposition of an Incentive Stock Option. Each U.S. Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date on which the U.S. Participant makes a disqualifying

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disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option and no later than the time provided to do so in the applicable Award Agreement. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (i) two years after the date of grant of the Incentive Stock Option and (ii) one year after the date of exercise of the Incentive Stock Option or under circumstances as otherwise described in Section 421(b) of the Code (relating to disqualifying disposition). The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable U.S. Participant, of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instruction from such U.S. Participant as to the sale of such Common Shares.

(f)	Compliance with Laws. Notwithstanding the foregoing, in no event shall the Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law (including the applicable rules and regulations of the Securities and Exchange Commission) or the applicable rules of the TSX, or any other national securities exchange on which the Common Shares of the Company is listed or quoted.

(g)	Incentive Stock Option Grants to 10% Shareholders. Notwithstanding anything to the contrary in this Section 10, if an Incentive Stock Option is granted to a U.S. Participant who owns stock representing more than 10% of the voting power of all classes of stock of the Company or of a subsidiary or a parent of the Company, the Option Period shall not exceed five years from the date of grant of such Option and the Option Price shall be at least 110% of the Fair Market Value (on the date of grant) of the shares subject to the Option.

(h)	$100,000 Per Year Limitation for Incentive Stock Options. To the extent that the aggregate Fair Market Value of Common Shares subject to an Incentive Stock Option and the aggregate Fair Market Value of Common Shares of any parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) subject to any other incentive stock options of the Company or a parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) that are exercisable for the first time by a U.S. Participant during any calendar year exceeds $100,000, or such other amount as may be prescribed under Section 422 of the Code, such excess shall be treated as Non-qualified Stock Options in accordance with the Code. As used in the previous sentence, Fair Market Value shall be determined as of the date the Incentive Stock Option is granted.

11.	Additional Termination and Forfeiture Provisions

(a)

Termination of Employment or Officership. Unless otherwise provided in an Award Agreement, in the event of termination of employment of a Participant with the Company or an Affiliate for any reason, including by way of Retirement or pursuant to a Change in Control, but excluding any termination of employment for Cause or by reason of death or Disability, except as may be provided in any Award Agreement all Options and LTIP Units under the Plan which have vested, and Performance Share Units earned, if any (as determined by the Committee) and all Restricted Share Units vested, if any (as determined by the Committee) shall be deemed to have matured, expired or be payable, if applicable (i) on the last day of employment of the Participant following receipt by the Company or an Affiliate of a Notice of termination from the Participant to the Company or an Affiliate, or the date of Retirement, as the case may be; or (ii) if the termination of

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employment is by the Company or an Affiliate, whether a period of notice is given during which the Participant is required to work or not, such final date of exercise (the “Final Date of Exercise”) as set forth by the Company within 30 days from the date of the notice given by the Company or an Affiliate to the Participant of the termination, which Final Date of Exercise shall not be more than 30 days after the date of such Notice of termination. Notwithstanding the foregoing, if the dates as determined above shall fall within a Black-Out Period, the date by which the LTIP Units or Options may be exercised or Performance Share Units or Restricted Share Units may be settled, as the case may be, shall be extended by 10 Business Days after the expiry of the Black-Out Period, and the Company shall give notice to the Participant of the expiration of the Black-Out Period. For the purposes hereof if a Participant shall cease to be an employee and shall be an independent contractor, all Options and LTIP Units which have vested and all Performance Share Units earned, if any (as determined by the Committee) and all Restricted Share Units vested, if any (as determined by the Committee) shall be deemed to have expired or matured on the date that the Participant shall cease to be an employee. A Participant who is an employee of an Affiliate shall be deemed to have incurred a termination and been given notice of termination for purposes of this Section 11(a) if such Affiliate ceases to be an Affiliate, unless such Participant is an employee, officer or director of any other Affiliate. Any Options, LTIP Units, Restricted Share Units, or Performance Share Units which have not vested or been earned, as the case may be, at the time of any termination of employment or upon a Participant ceasing to be an employee as provided herein shall cease and be forfeited and cancelled upon the date of that termination or the date of that Final Date of Exercise, as herein provided. Notwithstanding the foregoing, the Committee may determine any matters relating to a termination of employment and the vesting or earning of Options, LTIP Units, Restricted Share Units or Performance Share Units, as the case may be.

(b)	Rights in the Event of Death. In the event that the employment of a Participant with the Company or an Affiliate is terminated by reason of death, all Options and LTIP Units which are vested at the date of death must be exercised within a period of 12 months after the date of death and if not so exercised within that period will be deemed to have matured and be forfeited and cancelled, any earned Performance Share Units at the date of death will be settled in cash or Common Shares as provided in Sections 9(e) and 9(f) and any Restricted Share Units vested to the date of death will be settled in cash or Common Shares as provided in Section 8(c). Options shall be exercised in the manner provided in Section 10(d). The date of death will be, and for the determination of LTIP Value, and if Performance Share Units and Restricted Share Units are settled in cash, the Fair Market Value of the Common Shares underlying those units on the date of death. All unvested or unearned Options, LTIP Units, Restricted Share Units, or Performance Share Units, as the case may be, shall be deemed to have matured and be cancelled on the date of death.

(c)

Rights in the Event of Disability. In the event that the employment of a Participant with the Company or an Affiliate is terminated by reason of Disability of the Participant, all vested LTIP Units at the date of the termination of employment by Disability (the “Disability Termination Date”) must be exercised within a period of 12 months after the Disability Termination Date and if not so exercised within that period will be deemed to have matured and be forfeited and cancelled, all vested Restricted Share Units and earned Performance Share Units to the Disability Termination Date will be settled in cash or Common Shares as provided in Sections 8(c), 9(e) and 9(f), as the case may be, and all unvested or unearned LTIP Units, Restricted Share Units, or Performance Share Units, as the case may be, at the Disability Termination Date shall be deemed to have expired or

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matured and be forfeited and cancelled on the Disability Termination Date. In the event of Disability, the provisions applicable to Options held by any Participant whose employment is terminated by means of Disability, will be as set forth in Section 10(d). The Disability Termination Date will be the date used for the determination of LTIP Value and if Performance Share Units or Restricted Share Units are settled in cash, the Fair Market Value of the Common Shares underlying those units on the Disability Termination Date.

(d)	Leave of Absence. An approved leave of absence shall mean an absence approved by the Company or the Affiliate, pursuant to a policy or otherwise for military leave, sick leave, or other bona fide leave, for such period as approved by the Company or the Affiliate and a leave as requested by the Company or the Affiliate and approved by the President and Chief Executive Officer. During an approved leave of absence in excess of 90 days, all vesting of any Options, LTIP Units and any Restricted Share Units and the earning of any Performance Share Units shall be suspended and shall commence upon the Participant recommencing employment on the same terms as contained in the Plan or the applicable Award Agreement taking into consideration the length of the leave of absence. If the Participant shall not recommence employment upon expiry of the approved leave of absence (the “Leave of Absence Expiry Date”), the Award held by the Participant will terminate and the Options and LTIP Units thereunder which have vested prior to the commencement of the leave of absence must be exercised within 30 days after the Leave of Absence Expiry Date and if not so exercised within that period will be deemed to have matured and be forfeited and cancelled; and all Options and LTIP Units under any Award Agreement which have not vested on the Leave of Absence Expiry Date and all earned Performance Share Units and Restricted Share Units vested to the Leave of Absence Expiry Date, shall be settled as provided herein. All Restricted Share Units vested and Performance Share Units earned prior to the commencement of the leave of absence shall be paid out in cash or Common Shares as provided in Sections 8(c), 9(e) and 9(f), as the case may be. Any unearned or unvested Restricted Share Units or Performance Share Units, as the case may be, to that date shall be forfeited and cancelled. Notwithstanding the foregoing, in no event shall an approved leave of absence result in LTIP Units surviving beyond their applicable maturity date or Options surviving beyond the end of the Option Period. In the event that a Participant with the Company or an Affiliate requests and receives an approved leave of absence, unvested Options and LTIP Units or unearned or unvested Restricted Share Units and Performance Share Units under the Plan may be terminated in whole or in part, at the sole discretion of the Company by Notice to the Participant, from the effective date of the Participant’s approved leave of absence. Options and LTIP Units that have been reduced under this Section 11(d) may not be reinstated at a later date if the Participant returns from the approved leave of absence. The Leave of Absence Expiry Date will be the date used for the determination of the LTIP Value and if Performance Share Units or Restricted Share Units are settled in cash, the Fair Market Value of the Common Shares underlying those units on the Leave of Absence Expiry Date.

(e)	The Board, in its discretion, may waive any provision contained in this Section 11.

(f)

Unless otherwise provided in an Award Agreement all rights of a Participant to Options, LTIP Units, Restricted Share Units or Performance Share Units and any Common Shares thereunder shall be forfeited on a termination for Cause. Cause is not limited to events that have occurred prior to the Participant’s termination of service, nor is it necessary that the Board’s finding of Cause occur prior to such termination. If the Board determines, subsequent to a Participant’s termination of service but prior to the exercise

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of any rights under an Award, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct that would constitute Cause, then the rights with respect to an Award shall be forfeited.

(g)	Notwithstanding any of the foregoing provisions of the Plan, if a Participant’s employment with the Company or an Affiliate terminates, but the Participant continues to provide services to the Company or an Affiliate, including as a non-employee director, the Committee may in its discretion determine that the Participant can continue as a Participant in the Plan on such terms as determined by the Committee.

12.	Change in Control

(a)	Unless otherwise provided in an applicable Award Agreement, if a Change in Control occurs and at least one of the two additional circumstances described below occurs, then each outstanding Award granted under this Plan will become vested or earned and exercisable (if applicable), in whole or in part, even if such Award is not otherwise vested or exercisable by its terms:

(i)	upon a Change in Control the surviving corporation (or any Affiliate thereto) or the potential successor (or any Affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award; or

(ii)	in the event that the Awards are continued, assumed, converted or replaced as contemplated in clause (i), during the one-year period following the effective date of a Change in Control, the Participant is terminated by the Company or the successor without Cause or the Participant resigns employment for good reason.

If, pursuant to this Section 12(a), all Awards shall be vested and exercisable upon a Change in Control for the purpose of the exercise of any Options, settlement of any Performance Share Units (subject as hereafter set forth), Restricted Share Units and LTIP Units and the determination of the LTIP Value, the Company shall use the applicable Change in Control Price.

(b)	Notwithstanding anything herein to the contrary with respect to the Award of Performance Share Units that are subject to Performance Criteria and vest in accordance with Section 12(a), such Performance Criteria will be deemed achieved at the greater of the target level of achievement or the actual level of achievement measured as of (i) the date of the Change in Control, in the event Section 12(a)(i) applies or (ii) the date of termination of employment, in the event Section 12(a)(ii) applies (in each case, the “Early Measurement Date”), the Performance Period applicable to such Awards will be deemed to end upon such Early Measurement Date.

(c)	All Options and LTIP Units, including those vested on a Change in Control in accordance with Section 12(a), may be exercised by the Participant until the earlier of the applicable expiry or maturity date and one year after (i) the termination date of that Participant or (ii) the effective date of the Change in Control, as applicable, after which time all Options, LTIP Units and all vested Restricted Share Units and Performance Share Units, which vest in accordance with Section 12(a), shall be settled by the Company in accordance with the Plan.

(d)	For the purposes of Section 12(a) of this Plan, the obligations with respect to each Award will be considered to have been continued or assumed by the surviving corporation (or

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any Affiliate thereto) or the potential successor (or any Affiliate thereto), if each of the following conditions are met, which determination will be made solely in the discretionary judgment of the Committee, which determination may be made in advance of the effective date of a particular Change in Control:

(i)	the Common Shares remain publicly held and widely traded on an established stock exchange; and

(ii)	the terms of the Plan and each Award are not altered or impaired without the consent of the Participant.

(e)	For the purposes of Section 12(a) of this Plan, the obligations with respect to each Award will be considered to have been converted or replaced with an equivalent Award by the surviving corporation (or an Affiliate thereto) or the potential successor (or any Affiliate thereto), if each of the following conditions are met, which determination will be made solely in the discretionary judgment of the Committee which determination may be made in advance of the effective date of a particular Change in Control:

(i)	each Award is converted or replaced with a replacement award in a manner that complies with Section 409A, in the case of a US Participant on all or any portion of the benefit arising in connection with the grant, vesting or exercise and/or other disposition of such Award, or in a manner that qualifies under subSection 7(1.4) of the Tax Act, in the case of a Participant that is taxable in Canada on all or any portion of the benefit arising in connection with the grant, vesting, exercise and/or other disposition of such Award;

(ii)	the converted or replaced Award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including the definition of Cause and good reason) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted Award or replacement award, including any underlying performance measures (but other than the security and number of shares represented by the continued Award or replacement award) are substantially similar to the underlying Award being replaced; and

(iii)	the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.

13.	Amendments and Termination.

(a)	Amendment and Termination of the Plan. Subject to Section (c), the Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation, or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any applicable rules or requirements of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Company has applied to list or quote its Common Shares, for changes in IFRS to new accounting standards, or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or

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any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary unless the Committee determines that such amendment, alteration, suspension, discontinuance, or termination is either required or advisable in order for the Company, the Plan, or the Award to satisfy any applicable law or regulation.

(b)	Notwithstanding the foregoing, the Board may from time to time, in its discretion, make changes to the Plan or any Award granted hereunder that do not require the approval of shareholders, which may include but are not limited to:

(i)	any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision under the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors, or amend the definitions in the Plan regarding administration of the Plan;

(ii)	amend the vesting provisions of the Plan and any Award Agreement;

(iii)	any amendment respecting the administration of the Plan;

(iv)	any amendment necessary to comply with applicable law or the applicable rules of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Company has applied to list or quote its Common Shares or any other regulatory body having authority over the Company, the Plan, the Participants, or shareholders;

(v)	any amendment necessary to comply with changes to the Tax Act or the Code; and

(vi)	any other amendment that does not require the approval of shareholders under Section (c).

(c)	Shareholder approval is required for the following amendments to the Plan or any Award granted hereunder:

(i)	any increase in the maximum number of Common Shares that may be issuable from treasury pursuant to Awards granted under the Plan, except as provided in Section 5(d);

(ii)	any reduction in the Exercise Price of an Option or the Strike Price after an LTIP Unit has been granted or any cancellation of an Option or LTIP Unit and the substitution of that Option or LTIP Unit with a new Option or LTIP Unit with a reduced Exercise Price or Strike Price, as the case may be, except in the case of an adjustment pursuant to Section 5(d);

(iii)	an extension of the term of an Award benefiting an Insider of the Company, except in the case of an extension due to a Blackout Period;

(iv)	any amendment that increases the limits on Awards that may be granted to any Participant pursuant to Section 5, except for adjustments in the number of Options, LTIP Units, Performance Share Units or Restricted Share Units as a result of any Automatic Adjustment Factor;

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(v)	any amendment that would permit Awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(vi)	a change to the Eligible Persons, including a change that would have the potential of broadening or increasing participation by Insiders or including participation by non-employee directors;

(vii)	any amendment requiring the approval of the Company’s shareholders under applicable laws or the applicable requirements of the TSX (for so long as the Common Shares are listed and traded on the TSX), or any other national securities exchange on which the Common Shares are listed or quoted; and

(viii)	any amendment to this Section 13.

(d)	Amendment of Award Agreements. The Committee may, to the extent not inconsistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after the Participant’s termination of employment or service with the Company or an Affiliate); provided, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant unless the Committee determines that such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination either is required or advisable in order for the Company, the Plan, or the Award to satisfy any applicable law or regulation; provided, further, that except as otherwise permitted under Section 14 of the Plan, if (i) the Committee reduces the Exercise Price of any Option or the Strike Price of any LTIP Unit, (ii) the Committee cancels any outstanding Option or LTIP Unit and replaces it with a new Option or LTIP Unit (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash in a manner that would either (A) be reportable on the Company’s proxy statement or Form 10-K (if applicable) as Options that have been “repriced” (as such term is used in Item 402 of Regulation S-K promulgated under the U.S. Exchange Act), or (B) result in any “repricing” for financial statement reporting purposes (or otherwise cause the Award to fail to qualify for equity accounting treatment) or require approval of the TSX (for so long as the Common Shares are listed and traded on the TSX), and shareholders of the Company, (iii) the Committee cancels any outstanding Option or LTIP Unit that has a per-share Exercise Price or Strike Price, as the case may be, at or above the Fair Market Value of a Common Share on the date of cancellation, and pays any consideration to the holder thereof, whether in cash, securities, or other property, or any combination thereof, or (iv) the Committee takes any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable national securities exchange on which the Common Shares are listed or quoted, then, in the case of the immediately preceding clauses (i) through (iv), any such action shall not be effective without shareholder approval.

14.	General.

(a)	Award Agreements; Other Agreements. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto. The terms of any Award Agreement, or any employment or service agreement in effect with the Participant may have terms or features different from and/or in addition to those set forth in the Plan and, unless expressly provided otherwise in such Award or other agreement, shall control in the event of any conflict with the terms of the Plan.

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(b)	Non-Transferability. Each Award shall be exercisable only by the Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(c)	Dividends and Dividend Equivalents. As outlined in an Award Agreement, the Committee may provide the Participant as part of an Award with dividends or dividend equivalents, payable in cash, Common Shares, other securities, other Awards, or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award, or reinvestment in additional Common Shares or other Awards, provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) Options, (ii) LTIP Units or (iii) unearned Performance Share Units or other unearned Awards subject to performance conditions (other than or in addition to the passage of time); provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate).

(d)	Tax Withholding.

(i)	The Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right (but not the obligation) and is hereby authorized to withhold, from any cash, Common Shares, other securities, or other property deliverable under any Award or from any compensation or other amounts owing to the Participant, the amount (in cash, Common Shares, other securities, or other property) of any required Deductions in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as the Committee or the Company deem necessary to satisfy all obligations for the payment of such Deductions. This obligation is subject to any specific terms as herein set forth.

(ii)	Without limiting the generality of paragraph (i) above, the Committee may permit the Participant to satisfy, in whole or in part, the foregoing Deductions by (A) payment in cash; (B) the delivery of Common Shares (which Common Shares are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value on such date equal to such Deductions, or (C) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of Common Shares with a Fair Market Value on such date equal to such Deductions.

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(e)	Clawback Policy. All Awards shall be subject to clawback, reduction, cancellation, forfeiture, or recoupment pursuant to the compensation clawback policy adopted by the Board, as amended from time to time, or as required by any law or securities laws, rules or statutes during the term of the Participant’s employment or other service with the Company that is applicable to executive officers, employees, consultants, advisors or directors of the Company, and in addition to any other remedies available under such policy and applicable law or securities laws, rules or statutes, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or Performance Criteria of an Award. Such events may include, but shall not be limited to, circumstances or events provided for under the Company’s clawback policy or applicable securities laws, rules or statutes, termination of employment for Cause, termination of the Participant’s provision of services to the Company and/or Affiliate, violation of material Company and/or Affiliate policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

(f)	No Claim to Awards; No Rights to Continued Employment. No employee of the Company or an Affiliate, or other person, including any Eligible Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. Except as otherwise specifically provided by the Board in any particular case, the loss of existing or potential profit in Options, LTIP Units, Restricted Share Units or Performance Share Units under the Plan shall not constitute an element of damages in the event of termination of the relationship of a Participant, unless the termination is in violation of an obligation of the Company or an Affiliate to the Participant under a written agreement of employment.

(g)	No Rights as a Shareholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares which are subject to Awards hereunder until such Common Shares have been issued or delivered to that person.

(h)	Government and Other Regulations.

(i)

The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Common Shares and the payment of money under the Plan or under Awards granted or awarded under the Plan are subject to compliance with all applicable Canadian and U.S. federal, state, provincial and local laws and to such approvals by any listing, regulatory, or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such

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restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules, and regulations.

(ii)	The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such Common Shares have been properly registered for sale pursuant to the U.S. Securities Act with the Securities and Exchange Commission or unless the Company has received advice of counsel, satisfactory to the Company, that such Common Shares may be offered or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the U.S. Securities Act any of the Common Shares to be offered or sold under the Plan. The Committee shall have the authority to provide that all Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the U.S. federal securities laws, Canadian Securities Laws, or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any national securities exchange upon which such Common Shares or other securities of the Company are then listed or quoted, and any other applicable U.S. federal, state, provincial, local, or non U.S. laws, rules, regulations, and other requirements, and, without limiting the generality of Section 11 of the Plan or any other applicable provision of the Plan, the Committee may cause a legend or legends to be put on any such certificates of Common Shares or other securities of the Company or any Affiliate delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Shares or other securities of the Company or any Affiliate delivered under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(iii)

The Committee may cancel an Award or any portion thereof if it determines that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares to the Participant, the Participant’s acquisition of Common Shares from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless prevented by applicable laws, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the Common Shares subject to

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such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the Common Shares would have been vested or delivered, as applicable) less all applicable Deductions, over (B) the aggregate Strike Price (in the case of an LTIP Unit) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(i)	No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election. If the Participant, in connection with the acquisition of Common Shares under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(j)	Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative or a beneficiary designation form has been filed with the Company) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, or relative, or an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k)	Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other rights or awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(l)	No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and the Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company.

(m)	Reliance on Reports. Each member of the Committee and each member of the Board (and each such member’s respective designees) shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent registered public accounting firm of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than such member or designee.

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(n)	Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, Retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o)	Purchase for Investment. Whether or not the Common Shares covered by the Plan have been registered under the U.S. Securities Act, each person acquiring Common Shares under the Plan may be required by the Company to give a representation in writing that such person is acquiring such Common Shares for investment and not with a view to, or for sale in connection with, the distribution of any part thereof and, if applicable, that the issue to such person is an “accredited investor” as defined in Rule 501 of Regulation D of the U.S. Securities Act. The Company will endorse any necessary legend referring to the foregoing restriction upon the certificate or certificates representing any Common Shares issued or transferred to the Participant upon the exercise of any Options or LTIP Units or pursuant to any settlement of any Restricted Share Units or Performance Share Units granted under the Plan.

(p)	Governing Law. The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the Province of British Columbia.

(q)	Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person, or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect. Without limiting the foregoing, if any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 promulgated under the U.S. Exchange Act (as those terms or provisions are applied to Eligible Persons who are subject to Section 16 of the U.S. Exchange Act), Section 162(m) of the Code (with respect to any Section 162(m) Award) or Section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 or Section 162(m) (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3 or Section 162(m)) or Section 422 of the Code, in each case, only to the extent Rule 16b-3 and such Sections of the Code are applicable. With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed a Non-qualified Stock Option for all purposes of the Plan.

(r)	Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger,

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consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company.

(s)	409A of the Code.

(i)	It is intended that the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for minimizing taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan or any other plan maintained by the Company, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or any beneficiary harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii)	Notwithstanding anything in the Plan to the contrary, if the Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code shall be made to such Participant on account of such Participant’s “separation from service” within the meaning of Section 409A of the Code prior to the date that is six months after the date of such “separation from service” or, if earlier, the Participant’s date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii)	In the event that the timing of payments in respect of any Award that would otherwise be considered “deferred compensation” subject to Section 409A of the Code would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(t)

Stock Exchange and Other Approvals. Notwithstanding the provisions of Section 5 hereof, the issue of any Common Shares from treasury and the reservation of any Common Shares for issue under the Plan shall require the prior approval of the Plan by the TSX (for so long as the Common Shares are listed and traded on the TSX), and the prior approval of the shareholders of the Company pursuant to the rules of the TSX (for so long as the Common Shares are listed and traded on the TSX), and the prior approval of shareholders of the Company pursuant to the rules of any other national securities exchange on which the Common Shares are listed and traded, which must be obtained by the Company (and, to the extent required by such national securities exchange, such

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approval shall not be limited to the issuance of Common Shares from treasury). No Common Shares shall be issuable from treasury under the Plan (or, to the extent required by the applicable national securities exchange, form any other source available under the Plan) until such approvals have been obtained. Furthermore, no Incentive Stock Options may be granted under the Plan unless the Plan has been approved by the Company’s shareholders within 12 months of the date that the Plan is adopted by the Board.

(u)	Time. If the time for any action to be taken hereunder or any notice given falls or is given on a Saturday, Sunday or a holiday in British Columbia, the action taken or notice given shall be deemed to have occurred or been given on the next day following the date that is not a holiday.

(v)	No Representations or Covenants With Respect to Tax Qualification. Although the Company may endeavor to (i) qualify an Award for favorable Canadian or U.S. tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

(w)	Code Section 162(m) Reapproval. If so determined by the Committee, the provisions of the Plan regarding Performance Share Units shall be submitted for reapproval by the shareholders of the Company no later than the first shareholder meeting that occurs in the fifth year following the year in which shareholders previously approved such provisions following the date of initial shareholder approval, for purposes of exempting certain Awards granted after such time from the deduction limitations of Section 162(m) of the Code. Nothing in this subsection, however, shall affect the validity of Awards granted after such time if such shareholder approval has not been obtained.

(x)	No Interference. The existence of the Plan, any Award Agreement, and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company, the Board, the Committee, or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior preference stocks whose rights are superior to or affect the Common Shares or the rights thereof or that are convertible into or exchangeable for Common Shares, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(y)	Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

*    *    *

As adopted by the Board of Directors of the Company on February 22 and 23, 2017.

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